Angel Oak Mortgage REIT, Inc.
3344 Peachtree Road NE, Suite 1725
Atlanta, Georgia 30326

April 3, 2024

Dear Stockholder:

You are cordially invited to attend the 2024 annual meeting of stockholders of Angel Oak Mortgage REIT, Inc. The meeting will be held on Wednesday, May 15, 2024, at 10:00 a.m., Eastern Time, at The Buckhead Club, 3344 Peachtree Road NE, Suite 2600, Atlanta, Georgia 30326.

The attached proxy statement, with the accompanying notice of the meeting, describes the matters expected to be considered and voted upon at the meeting. We urge you to review these materials carefully and to take part in the affairs of our company by voting on the matters described in the accompanying proxy statement.

Your vote is important. Whether you plan to attend the meeting or not, please return a completed proxy card or voting instruction form as promptly as possible or authorize your proxy on the internet or by calling the toll-free telephone number provided in the proxy materials. The attached proxy statement contains instructions regarding these methods of voting, as well as information if you plan to attend the annual meeting in person. We look forward to your participation.

Sincerely,

Sreeniwas Prabhu
Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 001-40495

Angel Oak Mortgage REIT, Inc.
(Exact name of registrant as specified in its charter)

Maryland	**37-1892154**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3344 Peachtree Road Northeast, Suite 1725, Atlanta, Georgia 30326
(Address of Principal Executive Offices and Zip Code)

404-953-4900
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	**AOMR**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $185.7 million based on the closing sale price as reported on the New York Stock Exchange.

The number of shares of the registrant's common stock outstanding on March 15, 2024 was 24,965,274.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of registrant's fiscal year covered by this Annual Report are incorporated by reference into Part III.

ANGEL OAK MORTGAGE REIT, INC.
Form 10-K
Table of Contents

Unless otherwise indicated, the terms "Angel Oak Mortgage REIT, Inc.," "we," "us,""our," "our company," and "the Company" refer to Angel Oak Mortgage REIT, Inc. and its subsidiaries including Angel Oak Mortgage Operating Partnership, LP (our "operating partnership"), through which we hold substantially all of our assets and conduct our operations. Unless otherwise indicated, the term "Angel Oak" refers collectively to Angel Oak Capital Advisors, LLC ("Angel Oak Capital") and its affiliates, including Falcons I, LLC, our external manager (our "Manager"), Angel Oak Companies, LP ("Angel Oak Companies"), and the proprietary mortgage lending platform of affiliates Angel Oak Mortgage Solutions LLC (together with other non-operational affiliated originators, "Angel Oak Mortgage Lending").

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the year ended December 31, 2023 contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve numerous risks and uncertainties. Our actual results may differ from our beliefs, expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements are not historical in nature and can be identified by words such as "anticipate," "estimate," "will," "should," "expect," "believe," "intend," "seek," "plan" and similar expressions or their negative forms, or by references to strategy, plans, or intentions. These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in "Item 1A. Risk Factors" of this Annual Report on Form 10-K. Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected may be described from time to time in reports we file with the Securities and Exchange Commission (the "SEC"). We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Factors that could have a material adverse effect on future results and performance relative to those set forth in or implied by the related forward-looking statements, as well as on our business, financial condition, liquidity, results of operations and prospects, include, but are not limited to:

- the effects of adverse conditions or developments in the financial markets and the economy upon our ability to acquire target assets such as non-qualified residential mortgage ("non-QM") loans, particularly those sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending;

- the level and volatility of prevailing interest rates and credit spreads;

- changes in our industry, inflation, interest rates, business strategies, target assets, the debt or equity markets, the general economy (or in specific regions) or the residential real estate finance and real estate markets specifically;

- general volatility of the markets in which we invest;

- changes in the availability of attractive loans and other investment opportunities, including non-QM loans sourced from Angel Oak Mortgage Lending;

- the ability of our Manager to locate suitable investments for us, manage our portfolio, and implement our strategy;

- our ability to profitably execute securitization transactions;

- our ability to obtain and maintain financing arrangements on favorable terms, or at all;

- the adequacy of collateral securing our investments and a decline in the fair value of our investments;

- the timing of cash flows, if any, from our investments;

- the operating performance, liquidity, and financial condition of borrowers;

- increased rates of default and/or decreased recovery rates on our investments;

- changes in prepayment rates on our investments;

- the departure of any of the members of senior management of our company, our Manager, or Angel Oak;

- the availability of qualified personnel;

- conflicts with Angel Oak, including our Manager and its personnel, including our officers, and entities managed by Angel Oak;

- events, contemplated or otherwise, such as acts of God, including hurricanes earthquakes, and other natural disasters, including those resulting from global climate change, pandemics, acts of war or terrorism, the initiation or escalation of military conflicts (such as the Russian invasion of Ukraine), and others that may cause unanticipated and uninsured performance declines, disruptions in markets, and/or losses to us or the owners and operators of the real estate securing our investments;

- impact of and changes in governmental regulations, tax laws and rates, accounting principles and policies and similar matters;

- the level of governmental involvement in the U.S. mortgage market;

- future changes with respect to the Federal National Mortgage Association ("Fannie Mae") or Federal Home Loan Mortgage Corporation ("Freddie Mac" and together with Fannie Mae, the "GSEs") in the mortgage market and related events, including the lack of certainty as to the future roles of these entities and the U.S. Government in the mortgage market and changes to legislation and regulations affecting these entities;

- effects of hedging instruments on our target assets and our returns, and the degree to which our hedging strategies may or may not protect us from interest rate volatility;

- our ability to make distributions to our stockholders in the future at the level contemplated by our stockholders or the market generally, or at all;

- our ability to continue to qualify as a real estate investment trust (a "REIT") for U.S. federal income tax purposes; and

- our ability to maintain our exclusion from regulation as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act").

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Annual Report on Form 10-K and in the other reports we file with the SEC. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views only as of the date such statements are made. The risks described in "Item 1A. Risk Factors" of this Annual Report on Form 10-K could cause actual results and performance to differ materially from those set forth in or implied by our forward-looking statements. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us.

IMPORTANT INFORMATION REGARDING OUR DISCLOSURE TO INVESTORS

We may use our website (www.angeloakreit.com) to communicate with our investors and disclose company information. The information disclosed through our website may be considered material, so investors should monitor our website in addition to press releases, SEC filings and public conference calls and webcasts. The contents of our website referenced herein are not incorporated by reference into this Annual Report on Form 10-k.

GLOSSARY

This glossary highlights some of the industry and other terms that we use elsewhere in this Annual Report on Form 10-K and is not a complete list of all the defined terms used herein.

"ABS" means securities collateralized by a pool of assets, such as loans, credit card debt, royalties or receivables, but typically excluding mortgages.

"Agency" means a U.S. Government agency, such as Ginnie Mae, or a federally chartered corporation, such as Fannie Mae or Freddie Mac, which guarantees payments of principal and interest on mortgage-backed securities.

"Agency RMBS" means residential mortgage-backed securities for which an Agency guarantees payments of principal and interest on the securities.

"Alt-A mortgage loans" mean residential mortgage loans made to borrowers whose qualifying mortgage characteristics do not conform to Agency underwriting guidelines, but whose borrower characteristics may. Generally, Alt-A mortgage loans allow homeowners to qualify for a mortgage loan with reduced or alternate forms of documentation. The credit quality of an Alt-A borrower generally exceeds the credit quality of subprime borrowers.

"A-Note" means a senior interest in a mortgage loan secured by a first mortgage on a single large commercial property or group of related commercial properties. A-Notes have a senior right to receive interest and principal related to the mortgage loan.

"ATR rules" means the Ability-to-Repay rules under the Truth-in-Lending Act established by the CFPB pursuant to authority granted under the Dodd-Frank Act, which rule, among other matters, requires lenders to make a reasonable and good faith determination of a borrower's ability to repay when underwriting a new mortgage, including documenting and verifying income and assets, as well as other factors.

"B-Note" means an interest in a loan secured by a first mortgage on a single large commercial property or group of related commercial properties and that is subordinated in right of payment on an A-Note, which is a senior interest in such loan.

"CFPB" means the Consumer Financial Protection Bureau, an agency of the U.S. Government responsible for consumer protection in the financial sector.

"CMBS" means mortgage-backed securities that are secured by interests in a single commercial mortgage loan or a pool of mortgage loans secured by commercial properties.

"Commercial bridge loans" mean, generally, floating rate whole loans secured by first priority mortgage liens on commercial real estate made to borrowers seeking short-term capital (typically with terms of up to five years) to be used in the acquisition, construction or redevelopment of commercial properties. This type of bridge financing enables the borrower to secure short-term financing while improving the commercial property and avoid burdening it with restrictive long-term debt.

"Commercial mortgage loans" mean, with respect to our target assets, senior mortgage loans, commercial bridge loans, mezzanine loans, B-Notes, construction loans, and small balance commercial mortgage loans.

"Conforming residential mortgage loans" mean residential mortgage loans that conform to the underwriting guidelines of a GSE.

"Construction loans" mean short-term mortgage loans secured by first priority mortgage liens on real estate used to finance the cost of construction or rehabilitation of commercial properties, and are typically disbursed over time as construction progresses.

"Consumer loans" mean loans made to individuals for personal, family or household purposes (such as auto loans, credit cards and student loans).

"CRT securities" mean risk-sharing instruments issued by GSEs, or similarly structured transactions arranged by third-party market participants, that transfer a portion of the risk associated with credit losses within pools of conventional residential mortgage loans to investors such as us. Unlike Agency RMBS, full repayment of the original principal balance of CRT securities is not guaranteed by a GSE; rather, "credit risk transfer" is achieved by writing down the outstanding principal balance of the CRT securities if credit losses on the related pool of loans exceed certain thresholds. By reducing the amount that issuers are obligated to repay to holders of CRT securities, the issuers of CRT securities are able to offset credit losses on the related pool of loans.

"Dodd-Frank Act" means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

"DTI" means debt-to-income ratio, which is calculated as a borrower's monthly debt payments, divided by the borrower's monthly gross income.

"EU/UK Securitization Rules" means the legislation in effect in the European Union or, as applicable, in the United Kingdom that, in each case, requires institutional investors, prior to investing in a securitization, to verify compliance with certain conditions, including that the originator, the original lender or the sponsor retains, on an ongoing basis, a material net economic interest in the relevant securitization of not less than 5% in the form of the retention of certain specified credit risk tranches or asset exposures.

"Ginnie Mae" means the Government National Mortgage Association, a wholly-owned corporate instrumentality of the United States within the U.S. Department of Housing and Urban Development.

"GSE" means a government-sponsored enterprise. When we refer to a GSE, we mean Fannie Mae or Freddie Mac.

"Investment property loans" mean mortgage loans made on portfolios of residential rental properties.

"Jumbo prime mortgage loans" mean residential mortgage loans that may not conform to GSE underwriting guidelines for a variety of reasons, such as exceeding GSE loan limits.

"LTV" means loan-to-value ratio, which is calculated for purposes of this Annual Report on Form 10-K as the outstanding principal amount of a loan plus any financing that is pari passu with or senior to such loan at the time of acquisition, divided by the applicable real estate value at acquisition of such loan. The real estate value reflects the results of third-party appraisals obtained by the selling mortgage companies prior to the loan closing.

"MBS" means mortgage-backed securities that are secured by interests in a pool of mortgage loans secured by property.

"Mezzanine loans" mean loans made to commercial property owners that are secured by pledges of the borrowers' ownership interests, in whole or in part, in entities that directly or indirectly own the properties, such loans being subordinate to whole loans secured by first or second mortgage liens on the properties themselves. Mezzanine loans may be structured as preferred equity investments which provide substantively the same rights for the lender but involve the lender holding actual equity interests with preferential rights over the common equity.

"Mortgage loans" mean loans secured by real estate with a right to receive the payment of principal and interest on the loans (including servicing fees).

"MSRs" mean mortgage servicing rights. MSRs represent the right to service mortgage loans, which involves activities such as collecting mortgage payments, escrowing, and paying taxes and insurance premiums and forwarding principal and interest payments to the mortgage lender. In return for providing these services, the holder of an MSR is entitled to receive a servicing fee, typically specified as a percentage (expressed in basis points) of the serviced loan's unpaid principal balance. An MSR is made up of two components: a basic fee and an "excess MSR." The basic fee is the amount of compensation for the performance of servicing duties (including advance obligations), and the excess MSR is the amount that exceeds the basic fee.

"non-Agency RMBS" means RMBS that are not issued or guaranteed by an Agency or a GSE.

"non-QM loans" mean residential mortgage loans that do not satisfy the requirements for QM loans, including "exempt loans," such as "Investor" loans made to real estate investors that do not need to meet the ATR rules.

"QM loans" mean residential mortgage loans that comply with the ATR rules and related guidelines of the CFPB.

"Residential bridge loans" mean short-term residential mortgage loans secured by a first priority security interest in non-owner occupied single family or multi-family residences, which loans are typically used in the acquisition and re-development of the residences with a view to the borrowers selling the residences.

"Residential mortgage loans" mean, with respect to our target assets, non-QM loans, QM loans, conforming residential mortgage loans, second lien mortgage loans, residential bridge loans, investment property loans, jumbo prime mortgage loans, Alt-A mortgage loans, and subprime residential mortgage loans.

"RMBS" means mortgage-backed securities that are secured by interests in a pool of mortgage loans secured by residential property. RMBS may be senior, subordinate, interest-only, principal-only, investment-grade, non-investment grade, or unrated.

"Second lien mortgage loans" mean residential mortgage loans that are subordinate to the primary or first lien mortgage loans on a residential property.

"Senior mortgage loans" mean commercial mortgage loans secured by first mortgage liens on commercial properties, which loans may vary in duration, may bear interest at fixed or floating rates and may amortize, and typically require balloon payments of principal at maturity.

"Small balance commercial mortgage loans" mean commercial mortgage loans that typically range in original principal amounts of between $250,000 and $15 million.

"Subprime residential mortgage loans" mean residential mortgage loans that do not conform to GSE underwriting guidelines. These lower standards permit loans to be made to borrowers having low credit scores and/or imperfect or impaired credit histories (including outstanding judgments or prior bankruptcies), loans with no income disclosure or verification and loans with high LTVs.

"TBAs" mean "To be Announced" forward-settling of MBS trades. The actual MBS that will be delivered to fulfill a TBA trade is not designated at the time the trade is made. These securities are announced 48 hours prior to the established trade settlement date. Net settlement typically occurs before settlement and physical delivery of the securities takes place.

"U.S. Risk Retention Rules" mean the credit risk retention rules of the SEC that generally require the sponsor of asset-backed securities to retain not less than 5% of the credit risk of the assets collateralizing the issuer's securities.

"U.S. Treasury Securities" mean a short-term U.S. government debt obligation backed by the Treasury Department with a maturity of one year or less.

"UPB" means unpaid principal balance of a mortgage loan.

"VIE" means variable interest entity.

"Whole loans" mean direct investments in whole residential mortgage loans, as opposed to investments in other structured products that are backed by such loans.

Item 1. Business

The Company

Angel Oak Mortgage REIT, Inc. is a real estate finance company focused on acquiring and investing in first lien non-QM loans and other mortgage-related assets in the U.S. mortgage market. Our strategy is to make credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending, which currently operates primarily through a wholesale channel and has a national origination footprint. We also may invest in other residential mortgage loans, RMBS, and other mortgage-related assets, which, collectively with non-QM loans, we refer to as our target assets. Further, we may identify and acquire our target assets through the secondary market when market conditions and asset prices are conducive to making attractive purchases. Our objective is to generate attractive risk-adjusted returns for our stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles.

We are a Maryland corporation and commenced operations in September 2018. On June 21, 2021, we completed an initial public offering ("IPO") of our common stock on the New York Stock Exchange ("NYSE"). Our common stock is traded on the NYSE under the symbol "AOMR." We are externally managed and advised by our Manager pursuant to a management agreement (the "Management Agreement").

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2019. Commencing with our taxable year ended December 31, 2019, we believe that we have been organized and operated, and we intend to continue to operate in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986 (the "Code"). Our qualification as a REIT, and maintenance of such qualification, depends on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our stock. We also intend to operate our business in a manner that will allow us to maintain our exclusion from regulation as an investment company under the Investment Company Act.

Our Manager

We are externally managed and advised by our Manager, Falcons I, LLC, a registered investment adviser under the Investment Advisers Act of 1940 and an affiliate of Angel Oak Capital, a leading alternative credit manager with market leadership in mortgage credit that includes asset management, lending, and capital markets. Angel Oak Capital was established in 2009 and is a market leader in non-QM loan production via its Angel Oak Mortgage Lending affiliates. Angel Oak Mortgage Trust ("AOMT"), Angel Oak's securitization platform, is a leading programmatic issuer of non-QM securities, and is among the largest issuers of such securities.

Our Investment Strategy

Our investment strategy is to make credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak Mortgage Lending, which primarily operates through a wholesale channel and has a national origination footprint. We also may invest in other target assets as described below. Further, we may identify and acquire our target assets through the secondary market when market conditions and asset prices are conducive to making attractive purchases. We often finance these target assets through various financing lines on, primarily, a short-term basis and ultimately seek to secure long-term securitization funding for substantially all of our non-QM loans. Our objective is to generate attractive risk-adjusted returns for our stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles.

Subject to maintaining our qualification as a REIT under the Code, and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we also expect to continue to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, credit risk, and other risks. For example, we may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options.

Our Investment Guidelines

Our Board of Directors has approved the following investment guidelines:

• No investment shall be made that would cause us to fail to qualify as a REIT under the Code;

• No investment shall be made that would cause us or any of our subsidiaries to be regulated as an investment company under the Investment Company Act;

• Our investments will be predominantly in our target assets;

- Prior to the deployment of capital into our target assets, our Manager may cause our capital to be invested in any short-term investments in money market funds, bank accounts, overnight repurchase agreements with primary U.S. Federal Reserve Bank dealers collateralized by direct U.S. Government obligations, and other instruments or investments determined by our Manager to be of high quality; and

- The acquisition of any of our target assets by us or any of our subsidiaries from Angel Oak Mortgage Lending or other affiliate of our Manager shall require the pricing approval of our affiliated transactions committee, which is comprised of three of our independent directors.

These investment guidelines may be amended, restated, modified, supplemented, or waived by our Board of Directors (which must include a majority of our independent directors) from time to time without the approval of, or prior notice to, our stockholders.

Our Target Assets

Our target assets include:

Target assets, Investments Backed by:	Examples:
Residential properties	Non-QM loans Non-Agency RMBS
Commercial real estate properties	Senior mortgage loans Commercial bridge loans Small balance commercial mortgage loans
Other investments	Agency RMBS Second lien mortgage loans Mezzanine loans Construction loans B-notes QM loans Conforming residential mortgage loans Residential bridge loans Subprime residential mortgage loans Alt-A mortgage loans CRT securities CMBS MSRs and excess MSRs Certain non-real estate related assets, including ABS and consumer loans

Our strategy is adaptable to changing market environments, subject to our ability to maintain our qualification as a REIT for U.S. federal income tax purposes and to maintain our exclusion from regulation as an investment company under the Investment Company Act. Our investment and asset management decisions depend on prevailing market conditions. Accordingly, our strategy and target assets may vary over time in response to market conditions. Our Manager is authorized to follow very broad investment guidelines and, as a result, we cannot predict our portfolio composition. We may change our strategy and policies without a vote of our stockholders.

Our Portfolio and Securitizations

Since the commencement of our operations in September 2018 through December 31, 2023, we have focused on the acquisition of our target assets, including residential mortgage loans, a substantial portion of which were sourced by Angel Oak Mortgage Lending. As of

December 31, 2023, we have participated in thirteen rated securitization transactions. We believe that our portfolio validates our strategy of making credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and substantially sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending.

As of December 31, 2023, our approximately $2.3 billion portfolio of total assets consisted predominantly of residential mortgage loans owned directly, residential mortgage loans held in securitization trusts, and RMBS. For additional information regarding our portfolio as of December 31, 2023, see Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Our Portfolio*".

Our Financing Strategy and Use of Leverage

We finance our assets with what we believe to be a prudent amount of leverage, which will vary from time to time based upon the particular characteristics of our portfolio, availability of financing and market conditions. We expect to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Upon accumulating an appropriate amount of assets, we expect to finance a substantial portion of our mortgage loans utilizing fixed rate term securitization funding that provides long-term financing for our mortgage loans and locks in our cost of funding, regardless of future interest rate movements.

In addition to our existing loan financing lines, we employ short-term repurchase facilities to borrow against U.S. Treasury Securities, securities issued by AOMT, and other securities we may acquire in accordance with our investment guidelines.

Our use of leverage, especially in order to increase the quantity of assets supported by our capital base, may have the effect of increasing losses when these assets underperform. The amount of leverage employed on our assets will depend on our Manager's assessment of the credit, liquidity, price volatility and other risks and availability of particular types of financing at any given time. Moreover, our charter, third amended and restated bylaws (our "bylaws") and investment guidelines require no minimum or maximum leverage and our Manager will have the discretion, without the need for further approval by our Board of Directors, to change both our overall leverage and the leverage used for individual asset classes. Because our strategy is flexible, dynamic, and opportunistic, our overall leverage and the leverage used for individual asset classes will vary over time.

Competition and Regulatory Considerations

We are engaged in a competitive business. In our investing activities, we compete for opportunities with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds (including funds that Angel Oak or its affiliates may sponsor, advise and/or manage), commercial and investment banks, commercial finance and insurance companies, and other financial institutions. Several other REITs have raised, or may raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. Many of our competitors are not subject to the operating constraints associated with REIT compliance or maintenance of an exclusion from registration under the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of loans and investments, offer more attractive pricing or other terms and establish more relationships than us. Furthermore, competition for originations of and investments in our target asset classes may lead to the yields of such assets decreasing, which may further limit our ability to generate satisfactory returns.

In addition, changes in the financial regulatory regime could decrease the current restrictions on banks and other financial institutions and allow them to compete with us for investment opportunities that were previously not available to them.

Human Capital Resources

We have no employees. All of our executive officers, and our dedicated or partially dedicated personnel, which include our Chief Executive Officer, Chief Financial Officer, accounting staff, in-house legal counsel, and other personnel providing services to us were employees of our Manager or one or more of our Manager's affiliates as of December 31, 2023.

Available Information

Our website address is www.angeloakreit.com. We make available on our website under "Investors," free of charge, this Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any other reports that we file with the SEC as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. Information on our website, however, is not part of or incorporated by reference into this Annual Report on Form 10-K. In addition, all our filed reports can be obtained at the SEC's website at www.sec.gov.

Item 1A. Risk Factors

An investment in our common stock involves significant risks. Before making a decision to invest in our common stock, you should carefully consider the following risks in addition to the other information contained in this Annual Report on Form 10-K. The risks discussed in this Annual Report on Form 10-K can materially adversely affect our business, financial condition, liquidity, results of operations and prospects and our ability to make distributions to our stockholders (which we refer to collectively as "materially and adversely affecting us" or having "a material adverse effect on us," and comparable phrases). This could cause the market price of our common stock to decline significantly, and you could lose all or part of your investment in our common stock. Some statements in this Annual Report on Form 10-K, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Special Note Regarding Forward-Looking Statements."

Summary Risk Factors

We are subject to a number of risks that, if realized, could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects and our ability to make distributions to our stockholders. Some of our more significant challenges and risks include, but are not limited to, the following, which are described in greater detail below:

- We are dependent on our Manager and certain key personnel of Angel Oak who are or may be provided to us through our Manager, and may not find a suitable replacement if our Manager terminates the Management Agreement or such key personnel are no longer available to us.

- There are conflicts of interest in our relationship with Angel Oak, including our Manager, and we may compete with existing and future managed entities of Angel Oak, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and result in decisions that are not in the best interests of our stockholders.

- We rely on Angel Oak Mortgage Lending to source non-QM loans and other target assets for acquisition by us and it is under no contractual obligation to sell to us any loans that it originates.

- Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make certain loans or other investments, including speculative investments, which increase the risk of our portfolio.

- The Management Agreement with our Manager was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party and may be costly and difficult to terminate. Our Manager's liability is limited under the Management Agreement, and we have agreed to indemnify our Manager against certain liabilities.

- Our operating results are dependent upon our Manager's ability to source a large volume of desirable non-QM loans and other target assets for our investment on attractive terms.

- Difficult conditions in the residential mortgage and residential real estate markets as well as general market concerns, including macroeconomic events, may adversely affect the value of residential mortgage loans, including non-QM loans, and other target assets in which we invest.

- Non-QM loans that are underwritten pursuant to less stringent underwriting guidelines could experience higher rates of delinquencies, defaults and foreclosures than those experienced by loans underwritten to more stringent underwriting guidelines.

- Angel Oak Mortgage Lending is subject to extensive licensing requirements and regulation, which could materially and adversely affect us if Angel Oak Mortgage Lending does not comply with these requirements.

- Currently, we are focused on acquiring and investing in non-QM loans, which may subject us to legal, administrative, regulatory, and other risks, which could materially and adversely affect us.

- Prepayment rates may adversely affect the value of our portfolio.

- Our investment in lower rated non-Agency RMBS resulting from the securitization of our assets or otherwise exposes us to the first loss on the mortgage assets held by the securitization vehicle. Additionally, the principal and interest payments on non-Agency RMBS are not guaranteed by any entity, including any government entity or GSE, and therefore are subject to increased risks, including credit risk.

- Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, our target assets, which could materially and adversely affect us.

- We are highly dependent on information systems, and system failures could significantly disrupt our business, which may, in turn, have a material adverse effect on us.

- Our industry is highly regulated and we or Angel Oak, including our Manager, may be subject to adverse legislative or regulatory changes.

- Maintenance of our exclusion from regulation as an investment company under the Investment Company Act imposes significant limitations on our operations.

- Our significant debt subjects us to increased risk of loss, and our charter and bylaws contain no limitation on the amount of debt we may incur.

- Our access to financing sources, which may not be available on favorable terms, or at all, may be limited, and this may materially and adversely affect us.

- Market conditions and other factors may affect our ability to securitize assets, which could increase our financing costs and materially and adversely affect us.

- We may be unable to profitably execute securitization transactions, which could materially and adversely affect us.

- Interest rate fluctuations could increase our financing costs, which could materially and adversely affect us.

- Our significant stockholders and their respective affiliates have significant influence over us and their actions might not be in your best interest as a stockholder.

- Legislative or other actions affecting REITs could materially and adversely affect us.

- Our failure to qualify as a REIT would subject us to U.S. federal income tax and potentially increased state and local taxes, which would reduce the amount of our income available for distribution to our stockholders.

- Complying with REIT requirements and avoiding a prohibited transaction tax may force us to hold a significant portion of our assets and conduct a significant portion of our activities through a taxable REIT subsidiary ("TRS"), and a significant portion of our income may be earned through a TRS.

The above list is not exhaustive, and we face additional challenges and risks. Please carefully consider all of the information in this Annual Report on Form 10-K, including the matters set forth below in this "Item 1A, Risk Factors."

Risk Factors

Risks Related to Our Relationship with Our Manager and its Affiliates

We are dependent on our Manager and certain key personnel of Angel Oak who are or may be provided to us through our Manager, and may not find a suitable replacement if our Manager terminates the Management Agreement or such key personnel are no longer available to us.

We are externally managed by our Manager, and all of our officers are employees of Angel Oak, including our Manager. We have no separate facilities, and are substantially reliant on our Manager, which has significant discretion as to the implementation of our operating policies and execution of our business strategies and risk management practices. We also depend on our Manager's access to the professionals and principals of Angel Oak as well as information and loan flow generated by Angel Oak Mortgage Lending. The employees of Angel Oak assist in identifying, evaluating, negotiating, structuring, closing, and monitoring our portfolio. The departure of any of the members of the senior management team of our Manager, or of a significant number of investment professionals or principals of Angel Oak, could have a material adverse effect on us. We can offer no assurance that our Manager will remain our manager or that we will continue to have access to Angel Oak's, including our Manager's, senior management. We are subject to the risk that our Manager will terminate the Management Agreement or that we may deem it necessary to terminate the Management Agreement or prevent certain individuals from performing services for us and that no suitable replacement will be found to manage us.

The Angel Oak personnel provided to us by our Manager pursuant to the Management Agreement are not required to dedicate a specific portion of their time to the management of our business.

Neither our Manager nor Angel Oak is obligated to dedicate any specific personnel exclusively to us, nor is our Manager or its personnel obligated to dedicate any specific portion of their time to the management of our business. Key personnel provided to us by our Manager may become unavailable to us as a result of their departure from our Manager or for any other reason. As a result, we cannot provide any assurances regarding the amount of time our Manager will dedicate to the management of our business, and Angel Oak, including our

Manager, may have conflicts in allocating employees' time, resources, and services among our business and any other entities they manage, and such conflicts may not be resolved in our favor. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed. Our Manager and its affiliates are not restricted from entering into other investment advisory relationships or from engaging in other business activities.

We are dependent on our Manager, whose senior management team has limited experience operating a REIT and a public company.

Although Angel Oak has been active in the mortgage credit market since 2008, our Manager's senior management team has limited experience operating a REIT and operating a business in compliance with the numerous technical restrictions and limitations set forth in the Code and the Investment Company Act. Moreover, our Manager's senior management team has limited experience operating a public company with listed equity securities, which is required to comply with numerous laws, regulations and requirements, including the requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC, and requirements of the NYSE. This limited experience may hinder our Manager's ability to successfully operate our business. In addition, maintaining our REIT qualification and complying with the applicable Investment Company Act exclusions limit the types of investments we are able to make. We cannot assure you that our Manager's senior management team will be successful on our behalf or at all.

Our business may be adversely affected if our reputation, the reputation of our Manager or Angel Oak, or the reputation of counterparties with whom we associate is harmed.

We may be harmed by reputational issues and adverse publicity relating to us, our Manager, or Angel Oak. Reputational risk issues could include, but are not limited to, real or perceived legal, administrative or regulatory violations, or could be the result of a failure in performance, risk-management, governance, technology, or operations, or claims related to employee misconduct, allegations of employee wrongful termination, conflict of interests, ethical issues, cybersecurity events, the failure to protect private information or environmental, social and governance practices, among others. Similarly, market rumors and actual or perceived association with counterparties whose own reputations may become under question could harm our business. Such reputational issues may depress the market price of our common stock, have a negative effect on our ability to conduct business with our counterparties, hinder our abilities to attract and / or retain personnel, including key personnel, or otherwise materially adversely affect us.

There are conflicts of interest in our relationship with Angel Oak, including our Manager, and we may compete with existing and future managed entities of Angel Oak, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with Angel Oak, including our Manager. Currently, all of our officers, including our dedicated Chief Financial Officer and Treasurer and our partially dedicated Chief Executive Officer and President, and one of our directors also serve as employees of Angel Oak including our Manager. As a result, our Manager, our officers and this director may have conflicts between their duties to us and their duties to, and interests in, Angel Oak, including our Manager. For example, Mr. Fierman, the Chairman of our Board of Directors, also serves as a Managing Partner and Co-Chief Executive Officer of Angel Oak Companies, and Sreeniwas Prabhu, our Chief Executive Officer and President, also serves as Managing Partner, Co-Chief Executive Officer, and Group Chief Investment Officer at Angel Oak Capital.

Some examples of conflicts of interest that may arise by virtue of our relationship with Angel Oak, including our Manager, include:

- *Loans Originated by Angel Oak Mortgage Lending.* Our strategy is to make credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending. Since our commencement of operations in September 2018 through December 31, 2023, a substantial portion of the target assets in our portfolio had been acquired from Angel Oak Mortgage Lending, and we expect that, in the future, a substantial portion of our portfolio will continue to consist of target assets acquired from Angel Oak Mortgage Lending. As our Manager directs our investment activities, there are conflicts of interest related to the fact that Angel Oak Mortgage Lending consists of affiliates of our Manager, including the following:

  ◦ Our Manager has an incentive to favor the acquisition of non-QM loans or other target assets from Angel Oak Mortgage Lending over third-party sellers because purchasing non-QM loans or other target assets from Angel Oak Mortgage Lending generates fees for Angel Oak Mortgage Lending (including fees payable by us and origination fees payable by the borrowers of the loans originated by Angel Oak Mortgage Lending), which benefit Angel Oak. In addition, our acquisition of non-QM loans or other target assets from Angel Oak Mortgage Lending allows Angel Oak Mortgage Lending to sell such non-QM loans or other target assets and obtain liquidity to make more loans, even where Angel Oak Mortgage Lending would be unable to sell the non-QM loans or other target assets on favorable terms to unaffiliated third parties in the market due to unfavorable market conditions or other reasons. Our Manager could acquire non-QM loans or other target assets on our behalf from Angel Oak Mortgage Lending even if such non-QM loans or other target assets were unsuitable for us, or we could identify better quality non-QM loans or other target assets, or obtain better pricing, from unaffiliated third parties. Although we utilize third-party pricing vendors to evaluate the fairness of the price for non-QM loans or other target assets we acquire from Angel Oak Mortgage Lending, there can be no assurance that we will purchase such non-QM loans or other target assets from Angel Oak Mortgage Lending at a fair price.

◦ In addition, although our strategy is to make credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending, this strategy may need to adapt to changing market conditions or other factors. If investment in non-QM loans falls out of favor or otherwise becomes unattractive because of perceived risks, unfavorable pricing or otherwise, our Manager will have a conflict of interest in determining whether our strategy should continue to focus on the acquisition of non-QM loans, particularly if the origination of such loans continues to be a focus of Angel Oak Mortgage Lending. The continued pursuit of our strategy under these circumstances may result in losses. The significant majority of the loans that Angel Oak Mortgage Lending currently originates are non-QM loans. Similarly, failure to adjust our strategy may cause us to forego other attractive investment opportunities outside investments in non-QM loans. Our Manager has a conflict in determining whether to adjust our strategy and to pursue investments in other types of target assets that may be more attractive even if Angel Oak Mortgage Lending continues to originate non-QM loans.

◦ We have purchased RMBS and CMBS, and expect to continue to purchase RMBS that are collateralized by loans originated by Angel Oak Mortgage Lending, and our portfolio may consist of a significant amount of such securities. Certain affiliates of our Manager may receive certain benefits for their activities related to the creation of the securitization and the issuance and sale of such securities. We will also bear all or a portion of the expense incurred in connection with the securitization vehicle to which we sell the loans we have acquired. Such expenses include, but are not limited to, the costs and expenses related to structuring the securitization vehicle and the transactions related to the sale of the loans by us to the securitization vehicle.

• *Other Angel Oak Managed Entities*. Angel Oak currently advises, and in the future expects to continue to advise, other entities that may have investment objectives and strategies similar, in whole or in part, to ours and may use the same or similar strategies to those we employ. For example, Angel Oak has previously formed private REITs as well as other funds that invest in residential mortgage loans, and may raise additional investment vehicles in the future, including entities formed to make investments that we could be precluded or materially limited from making because of laws or regulations applicable to us. Angel Oak is not restricted in any way from sponsoring or accepting capital from new entities, even for investing in asset classes or strategies that are similar to, or overlapping with, our asset classes or strategies. The existence of such multiple managed entities may create conflicts of interest, including, without limitation, with respect to the allocation of investment opportunities between us and other managed entities. See "— Allocation of Investment Opportunities" below. In addition, we may make an investment that may be pari passu, senior, or junior in ranking to an investment made by another managed entity, and actions taken by such managed entity with respect to such investment may not be in our best interests, and vice versa. Furthermore, such activities may involve substantial time and resources of Angel Oak.

• *Allocation of Investment Opportunities*. Although Angel Oak may manage investments on behalf of a number of managed entities, including us, investment decisions and allocations will not necessarily be made in parallel among us and these other managed entities. Investments made by us may not, and are not intended in all cases to, replicate the investments, or the investment methods and strategies, of other entities managed by Angel Oak. Nevertheless, Angel Oak from time to time may elect to apportion major or minor portions of the investments to be made by us among other entities that they manage, and vice versa. When allocating investment opportunities among us and one or more other managed entities, Angel Oak Capital allocates such opportunities pursuant to its written investment allocation policy. Accordingly, not all investments which are consistent with our investment objective and strategies may be presented to us. There is no assurance that any such conflicts arising out of the foregoing will be resolved in our favor. Angel Oak Capital is entitled to amend its investment allocation policy at any time without our consent although it must provide notice to our Affiliated Transactions and Risk Committee.

• *Service Providers*. Our Manager may engage affiliated service providers, that act as the servicer for the loans in our portfolio. Such relationships may influence our Manager in deciding whether to select such service providers. Our Manager's affiliates may receive benefits, including compensation, for these activities. Additionally, affiliated service providers will not have the same independence with respect to the performance of their duties to us as an unaffiliated service provider. The use of affiliated service providers may impair our ability to obtain the most favorable terms with respect to such services and transactions, which could materially and adversely affect us.

• *Management*. During turbulent conditions in the mortgage industry, distress in the credit markets, or other times when we will need focused support and assistance from Angel Oak employees, other entities that Angel Oak manages will likewise require greater focus and attention, placing Angel Oak's resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if Angel Oak did not act as a manager or advisor for other entities.

• *Securitizations*. There can be no assurance that the valuation of any of the assets that we have contributed or may contribute to any securitization vehicles were not or will not be understated or, that the assets contributed by other Angel Oak-managed entities have

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not been or will not be overstated, resulting in less cash proceeds or securities issued by the securitization vehicle to us or more cash proceeds or securities issued by the securitization vehicle to such managed entities than would otherwise be the case. AOMT's securitizations are typically structured with a two- to four-year non-call period for the securities issued in the securitization. After such period has ended, the XS tranche holders, as the controlling tranche, have the option to call the securitization at any point. These holders would consider exercising this option if the financing marketplace is more attractive, or if the underlying asset values have increased. If the call option is exercised, we may be unable to reinvest the proceeds we receive from any such call option for some period of time and such proceeds may be reinvested by us in assets yielding less than the yields on the securities that were called.

- *Material Non-Public Information.* We, directly or through Angel Oak, may obtain material non-public information about the investments in which we have invested or may invest. If we do possess material non-public information about such investments, there may be restrictions on our ability to dispose of, increase the amount of, or otherwise take action with respect to such investments. Our Manager's and Angel Oak's management of other managed entities could create a conflict of interest to the extent our Manager or Angel Oak is aware of material non-public information concerning potential investment decisions. In addition, this conflict may limit the freedom of our Manager to make potentially profitable investments, which could have an adverse effect on our operations. These limitations imposed by access to material non-public information could therefore materially and adversely affect us.

We rely on Angel Oak Mortgage Lending to source non-QM loans and other target assets for acquisition by us and it is under no contractual obligation to sell to us any loans that it originates.

Our operating results are dependent upon our Manager's ability to source non-QM loans and other target assets for acquisition by us from Angel Oak Mortgage Lending. Although we are a party to mortgage loan purchase agreements with Angel Oak Mortgage Lending, and such agreements provide the framework pursuant to which we have agreed to purchase from Angel Oak Mortgage Lending certain target assets, Angel Oak Mortgage Lending has no obligation to sell non-QM loans or other target assets to us and we may be unable to locate other originators that are able or willing to originate non-QM loans and other target assets that meet our standards. If Angel Oak Mortgage Lending is unable to originate non-QM loans due to business, competitive, regulatory or other reasons, or for any other reason is unable or unwilling to provide non-QM loans and other target assets for sale to us in sufficient quantity, we may not be able to source acquisitions of non-QM loans and other target assets from other originators, banks and other sellers, on favorable terms and conditions or at all. In this regard, mortgage originators are subject to significant regulation and oversight and failure by Angel Oak Mortgage Lending to comply with its obligations under law may result in an inability to originate non-QM loans or other target assets in certain jurisdictions or at all. Similarly, if Angel Oak Mortgage Lending otherwise separates from its affiliation with our Manager, it may determine to sell the non-QM loans or other target assets that it originates to other parties. Angel Oak Mortgage Lending could also enter into commitments with third parties to sell them non-QM loans or other assets, and reduce the quantity of loans that would otherwise be available for purchase by us. If we cannot source an adequate volume of attractive non-QM loans and other target assets from Angel Oak Mortgage Lending on desirable terms, we may not be able to acquire a sufficient amount of attractive non-QM loans or other target assets to make our strategy profitable, and we may be materially and adversely affected.

Our agreements with Angel Oak Mortgage Lending were negotiated between related parties, and their terms might not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, conflicts could arise if Angel Oak Mortgage Lending breaches the applicable agreement relating to our acquisition of target assets from Angel Oak Mortgage Lending, or otherwise fails to perform its obligations under such agreement, resulting in harm or damages to us. Further, Angel Oak Mortgage Lending provides representations and warranties regarding the target assets we purchase from them. If Angel Oak Mortgage Lending breaches a representation or warranty relating to one of the target assets we purchase from them, our Manager may not seek the same recourse against Angel Oak Mortgage Lending as it would with unaffiliated third parties. Our Manager could have a potential conflict in determining what action to take against an affiliate, which could have a material adverse effect on us.

Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make certain loans or other investments, including speculative investments, which increase the risk of our portfolio.

We pay our Manager base management fees regardless of the performance of our portfolio. Our Manager's entitlement to base management fees (which are based on our Equity as defined in the Management Agreement) might reduce its incentive to devote its time and effort to seeking loans or other investments that provide attractive risk-adjusted returns for our stockholders and instead may incentivize our Manager to advance strategies that increase our equity. There may be circumstances where increasing our equity will not optimize the returns for our stockholders, and consequently, we will be required to pay our Manager base management fees in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period.

In addition, our Manager has the ability to earn incentive fees each quarter based on our Distributable Earnings as calculated in accordance with the Management Agreement, which may create an incentive for our Manager to invest in assets with higher yield potential, which are generally riskier or more speculative, or sell an asset prematurely for a gain, in an effort to increase our Distributable Earnings and thereby increase the incentive fee to which it is entitled. This could result in increased risk to our portfolio. If our interests and those of our Manager are not aligned, the execution of our strategies could be adversely affected, which could materially and adversely affect us.

The Management Agreement with our Manager was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party and may be costly and difficult to terminate. Our Manager's liability is limited under the Management Agreement, and we have agreed to indemnify our Manager against certain liabilities.

The Management Agreement that we and our operating partnership entered into with our Manager was negotiated between related parties, and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. Various potential and actual conflicts of interest may arise from the activities of Angel Oak by virtue of the fact that our Manager is controlled by Angel Oak.

A termination without "cause" of the Management Agreement, which is defined in the Management Agreement and includes unsatisfactory performance by our Manager that is materially detrimental to us, is subject to several conditions which may make such a termination difficult and costly. Termination of the Management Agreement with our Manager may require us to pay our Manager a substantial termination fee, which will increase the effective cost to us of terminating the Management Agreement, thereby adversely affecting our ability to terminate our Manager without cause.

Our Manager will not assume any responsibility other than to provide the services specified in the Management Agreement in good faith and will not be responsible for any action of our Board of Directors in following or declining to follow its advice or recommendations. None of our Manager or its affiliates or their respective managers, officers, directors, trustees, employees or members or any person providing sub-advisory services to our Manager will be liable to us, any of our subsidiaries, our Board of Directors, our stockholders or any subsidiary's interest holders for any acts or omissions performed under the Management Agreement, except because of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under the Management Agreement. We have agreed to indemnify our Manager and its affiliates and their respective managers, officers, directors, trustees, employees and members and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including reasonable attorneys' fees) in respect of or arising from such person's acts or omissions performed in good faith under the Management Agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under the Management Agreement. As a result, we could experience poor performance or losses for which our Manager would not be liable.

Our Manager's failure to identify and acquire assets that meet our target asset criteria or perform its responsibilities under the Management Agreement could materially and adversely affect us.

Our ability to achieve our objectives depends on our Manager's ability to identify and acquire assets that meet our target asset criteria. We are dependent on our Manager's relationship with Angel Oak Mortgage Lending and our Manager's ability to source investment opportunities consistent with our strategy, which is currently focused on the acquisition of non-QM loans from Angel Oak Mortgage Lending. Additionally, accomplishing our objectives is largely a function of our Manager's identification of target assets, access to financing on acceptable terms and general market conditions. Our stockholders will not have input into our investment decisions. All of these factors increase the uncertainty, and thus the risk, of investing in our common stock. The senior management team of our Manager has substantial responsibilities under the Management Agreement. In order to implement certain strategies, our Manager may need to hire, train, supervise, and manage new employees successfully. Any failure to manage our future growth effectively could have a material adverse effect on us.

We do not own the Angel Oak brand or trademark, but may use the brand and trademark pursuant to the terms of a trademark license agreement with Angel Oak.

We do not own the brand, trademark, or logo that we may use in our business and may be unable to protect this intellectual property against infringement from third parties. We are party to a trademark license agreement (the "trademark license agreement") with an affiliate of our Manager (the "licensor") pursuant to which the licensor granted us a non-exclusive, non-transferable, non-sublicensable, royalty-free license to use the name "Angel Oak Mortgage REIT, Inc." for so long as our Manager (or another Angel Oak affiliate that serves as our manager) remains an affiliate of the licensor. The trademark license agreement is subject to automatic termination if our Manager or another affiliate of Angel Oak is no longer acting as our manager under the Management Agreement. The trademark license agreement may be terminated by the licensor without cause and in its sole judgment after 30 days' written notice to us or immediately if the licensor believes that we are using the licensed marks improperly. Pursuant to the trademark license agreement, the licensor retains the right to continue using the "Angel Oak" name and the licensor is not precluded from licensing or transferring the ownership of the "Angel Oak" name to third parties, some of whom may compete against us. Consequently, we may be unable to prevent any damage to goodwill that may occur as a result of the activities of the licensor, Angel Oak or others. Furthermore, in the event that the trademark license agreement is terminated, we will be required to, among other things, change our name and NYSE ticker symbol. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated, and otherwise have a material adverse effect on us.

Under the Management Agreement, our Manager has a contractually defined duty to us rather than a fiduciary duty.

Under the Management Agreement, our Manager maintains a contractual as opposed to a fiduciary relationship with us which limits our Manager's obligations to us to those specifically set forth in the Management Agreement. The right of our Manager or its personnel and its officers to engage in other business activities may reduce the time our Manager spends managing us. In addition, unlike for directors, there is no statutory standard of conduct under the Maryland General Corporation Law ("MGCL") for officers of a Maryland corporation.

Our Manager manages our portfolio pursuant to very broad investment guidelines, which may result in us making riskier investments, and our Manager may change its investment process, or elect not to follow it, without stockholder consent at any time, which may materially and adversely affect us.

Our Manager is authorized to follow very broad investment guidelines and our Manager may change its investment process without stockholder consent at any time. In addition, in conducting periodic reviews, our Board of Directors relies primarily on information provided to them by our Manager. Furthermore, our Manager may arrange for us to use complex strategies or to enter into complex transactions before they are reviewed by our Board of Directors. Our Manager has great latitude within our broad investment guidelines to determine the types of assets it may decide are proper for purchase by us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect us.

In addition, there can be no assurance that our Manager will follow its investment process in relation to the identification and underwriting of prospective investments. Changes in our Manager's investment process may result in inferior due diligence and underwriting standards, which may materially and adversely affect us.

Risks Related to Our Investment Activities

Our operating results are dependent upon our Manager's ability to source a large volume of desirable non-QM loans and other target assets for our investment on attractive terms.

Our operating results are dependent upon our Manager's ability to source a large volume of desirable non-QM loans and other target assets for our investment on attractive terms, and our Manager may be unable to do so for many reasons. Angel Oak Mortgage Lending has no obligation to sell non-QM loans and other target assets to us, and our Manager may be unable to identify other originators that are able or willing to originate non-QM loans and other target assets that meet our standards on favorable terms or at all. General economic factors, such as recession, declining home values, unemployment, and high interest rates, may limit the supply of available non-QM loans and other target assets. Moreover, competition for non-QM loans and other target assets may drive down supply or drive up prices, making it uneconomical to purchase such loans or other target assets. For instance, in acquiring non-QM loans and other target assets from unaffiliated parties, we compete with a broad spectrum of institutional investors. Increased competition for, or a reduction in the available supply of, qualifying investments could result in higher prices for (and thus lower yields on) such investments, which could narrow the yield spread over borrowing costs. Competition may also reduce the number of investment opportunities available to us and may adversely affect the terms upon which investments can be made. We may incur due diligence or other costs on investments which may not be successful or may not be completed at all. As a result, we may incur additional costs to acquire a sufficient volume of non-QM loans and other target assets or be unable to acquire such loans and other target assets at reasonable prices or at all. There can be no assurance that attractive investments will be available for us or that available investments will meet our strategies. If we cannot source an adequate volume of desirable non-QM loans and other target assets on attractive terms or at all, we may be materially and adversely affected.

Difficult conditions in the residential mortgage and residential real estate markets as well as general market concerns, including macroeconomic events, may adversely affect the value of residential mortgage loans, including non-QM loans, and other target assets in which we invest.

Our business is materially affected by conditions in the residential mortgage market, the residential real estate market, the financial markets, and the economy, including increasing inflation, energy costs, unemployment, geopolitical issues, pandemics, concerns over the creditworthiness of governments worldwide and the stability of the global banking system. In particular, the residential mortgage market in the United States has experienced, in the past, a variety of difficulties and challenging economic conditions, including defaults, credit losses, and liquidity concerns. Certain commercial banks, investment banks, insurance companies, and mortgage-related investment vehicles (including publicly traded mortgage REITs) incurred extensive losses from exposure to the residential mortgage market as a result of these difficulties and conditions. Continuing concerns over these factors have contributed to increased volatility and unclear expectations for the economy and markets going forward and continue to impact investor perception of the risks associated with the residential real estate market, residential mortgage loans and various other target assets in which we may invest. As a result, values for residential mortgage loans, including non-QM loans, and various other target assets in which we invest have also experienced, and may continue to experience, significant volatility. Any deterioration of the residential mortgage market and investor perception of the risks associated with residential mortgage loans, including non-QM loans, and various other of our target assets could have a material adverse effect on us.

Non-QM loans that are underwritten pursuant to less stringent underwriting guidelines could experience higher rates of delinquencies, defaults and foreclosures than those experienced by loans underwritten to more stringent underwriting guidelines.

Non-QM loans have flexibility in underwriting guidelines and are subject to credit risk. The underwriting guidelines for non-QM loans may be permissive as to the borrower's DTI, credit history, and/or income documentation. Loans that are underwritten pursuant to less stringent underwriting guidelines could experience substantially higher rates of delinquencies, defaults and foreclosures than those experienced by loans underwritten to more stringent underwriting guidelines. If our non-QM loans are underwritten to more flexible guidelines which have increased risk and may cause higher delinquency, default, or foreclosure rates given economic stress, the performance of our investments in non-QM loan portfolio could be correspondingly adversely affected, which could materially and adversely affect us.

Angel Oak Mortgage Lending is subject to extensive licensing requirements and regulation, which could materially and adversely affect us if Angel Oak Mortgage Lending does not comply with these requirements.

As of December 31, 2023, Angel Oak Mortgage Lending was licensed to originate loans in 46 states and in the District of Columbia, and is currently subject to significant regulation by both U.S. federal and state regulators, including the CFPB and various state offices of financial regulation. Over the years, regulators have vigilantly enforced the regulation of loan originators and have penalized or, in some cases, even suspended non-compliant originators' ability to originate loans in their jurisdictions for their failure to comply with regulatory requirements.

Our strategy is to make credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily made to non-QM loan borrowers and primarily sourced from Angel Oak Mortgage Lending and a substantial portion of our portfolio may consist of non-QM loans and other assets acquired from Angel Oak Mortgage Lending. If Angel Oak Mortgage Lending is unable to originate loans in one or more jurisdictions as a result of regulatory issues or otherwise, it may result in fewer investment opportunities for us or in opportunities that are less geographically diversified. Further, any such regulatory issues for Angel Oak Mortgage Lending could result in damage to the reputation of Angel Oak in the market and impact Angel Oak Mortgage Lending's ability to continue to source a significant volume of non-QM loan originations. If Angel Oak Mortgage Lending is unable to originate the volume of loans anticipated, we may also be unable to identify other sources of non-QM loans for acquisition to satisfy our strategy and we may need to alter such strategy to seek other investments.

Currently, we are focused on acquiring and investing in non-QM loans, which may subject us to legal, administrative, regulatory, and other risks, which could materially and adversely affect us.

Currently, we are focused on acquiring and investing in non-QM loans that will not have the benefit of enhanced legal protections otherwise available in connection with the origination of QM loans. The ownership of non-QM loans could subject us to legal, administrative, regulatory, and other risks, including those arising under U.S. federal consumer protection laws and regulations designed to regulate residential mortgage loan underwriting and originators' lending processes, standards and disclosures to borrowers.

These laws and regulations include the CFPB's "Know Before You Owe" mortgage disclosure rule, the ATR rules under the Truth-in-Lending Act, and QM loan regulations, in addition to various U.S. federal, state, and local laws and regulations intended to discourage predatory lending practices by residential mortgage loan originators.

Application of certain standards set forth in the ATR rules is highly subjective and subject to interpretive uncertainties. As a result, a court may determine that a residential mortgage loan did not meet the standard or test even if the originator reasonably believed such standard or test had been satisfied. Failure of residential mortgage loan originators or servicers to comply with these laws and regulations could subject us, as a purchaser or an assignee of these loans (or as an investor in securities backed by these loans), to monetary penalties assessed by the CFPB through its administrative enforcement authority and by mortgagors through a private right of action against lenders or as a defense to foreclosure, including by recoupment or setoff of finance charges and fees collected, and could result in rescission of the affected residential mortgage loans, which could materially and adversely affect us. Such risks may be higher in connection with the acquisition of non-QM loans, which is currently the focus of our strategy. Borrowers under non-QM loans may be more likely to challenge the analysis conducted under the ATR rules by lenders. Even if a borrower does not succeed in the challenge, additional costs may be incurred in connection with challenging and defending such claims, which may be more costly in judicial foreclosure jurisdictions than in non-judicial foreclosure jurisdictions, and there may be more of a likelihood such claims are made since the borrower is already exposed to the judicial system to process the foreclosure

The non-QM loans in which we invest are subject to increased risks.

The non-QM loans in which we invest are subject to increased risk of loss compared to investments in certain of our other target assets, such as Agency RMBS. A non-QM loan is directly exposed to losses resulting from default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower, and the priority and enforceability of the lien will significantly impact the value of any such non-QM loan. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon the sale of such real estate may not be sufficient to recover our cost basis in the non-QM loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses. The value of non-QM loans is also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies and to a reduction in a borrower's mortgage debt by a bankruptcy court. In addition, claims may be assessed against us because of our position as a mortgage holder or property owner, including assignee liability, environmental hazards and other liabilities. In some cases, these claims may lead to losses exceeding the purchase price of the related non-QM loan or property. Unlike Agency RMBS, non-QM loans are not guaranteed by the U.S. Government or any GSE. Additionally, by directly acquiring non-QM loans, we do not receive the structural credit enhancements that benefit senior tranches of RMBS. The occurrence of any of these risks could have a material adverse effect on us.

Our portfolio is concentrated, and may continue to be concentrated, by asset type and by region, increasing our risk of loss if there are adverse developments or greater risks affecting the particular concentration.

Our investment guidelines do not require us to observe specific diversification criteria. Currently, we are focused on acquiring and investing in first lien non-QM loans in the U.S. mortgage market. As of December 31, 2023, substantially all of the loans underlying our portfolio of RMBS and residential loans held in securitization trusts consisted of non-QM loans. In addition, as of December 31, 2023, more than 5% of the unpaid principal balance of the loans underlying our portfolio of RMBS from the AOMT securitizations in which we participated and/or were the primary beneficiary were secured by properties located in each of California, Florida, Texas, and Georgia. As a result, our portfolio is concentrated, and may continue to be concentrated, by asset type and geographic region, increasing our risk of loss if there are adverse developments or greater risks affecting the particular concentration. Accordingly, downturns relating generally to non-QM loans may result in defaults on a number of our non-QM loans within a short time period, and adverse conditions in the areas where the properties securing or otherwise underlying our investments are concentrated (including unemployment rates, changing demographics and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of our investments, any of which may materially and adversely affect us.

The non-QM loans and other residential mortgage loans in which we invest are subject to a risk of default, among other risks.

Our strategy is to make credit-sensitive investments primarily in newly-originated first lien non-QM loans, which include investment property loans, primarily sourced from Angel Oak Mortgage Lending. We also may invest in other target assets. Further, we may identify and acquire our target assets through the secondary market when market conditions and asset prices are conducive to making attractive purchases. Such acquisitions and investments will subject us to risks which include, among others:

- declines in the value of residential or commercial real estate;

- risks related to benchmark rates such as the Secured Overnight Financing Rate ("SOFR") as reference rates for loans, borrowings and securities;

- risks related to general and local economic conditions, including unemployment rates;

- lack of available mortgage funding for borrowers to refinance or sell their homes or other properties;

- overbuilding and/or housing availability;

- increases in property taxes;

- changes in U.S. federal and state lending laws;

- changes in zoning laws;

- costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems, such as indoor mold;

- casualty or condemnation losses;

- acts of God, terrorism, social unrest, and civil disturbances;

- uninsured damages from floods, earthquakes, or other natural disasters, including those resulting from global climate change;

- limitations on and variations in rents;

- fluctuations in interest rates;

- undetected or unknown fraudulent activity by borrowers, originators, sellers of mortgage loans and/or other third party service providers;

- undetected deficiencies and/or inaccuracies in underlying mortgage loan documentation and calculations; and

- failure of the borrower to adequately maintain the property.

To the extent that assets underlying our investments are concentrated geographically, by property type or in certain other respects, we may be subject to certain of the foregoing risks to a greater extent. Additionally, we may be required to foreclose on a mortgage loan and such actions would subject us to greater concentration of the risks of the real estate markets and risks related to the ownership and management of real property.

We may need to foreclose on certain of the residential mortgage loans we acquire, which could result in losses that materially and adversely affect us.

We may find it necessary or desirable to foreclose on certain of the residential mortgage loans, including non-QM loans, we acquire, and the foreclosure process may be lengthy and expensive. There are a variety of factors that may inhibit the ability to foreclose upon a residential mortgage loan and liquidate real property. These factors include, without limitation: (1) extended foreclosure timelines in states that require judicial foreclosure, including states where we may hold high concentrations of residential mortgage loans; (2) significant collateral documentation deficiencies; (3) U.S. federal, state or local laws that are borrower friendly, including legislative action or initiatives designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures and that serve to delay the foreclosure process; (4) programs that require specific procedures to be followed to explore the refinancing of a residential mortgage loan prior to the commencement of a foreclosure proceeding; and (5) declines in real estate values and sustained high levels of unemployment that increase the number of foreclosures and place additional pressure on the judicial and administrative systems. In periods following home price declines, "strategic defaults" (decisions by borrowers to default on their mortgage loans despite having the ability to pay) also may become more prevalent. Even if we are successful in foreclosing on a residential mortgage loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. We will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the residential mortgage loan. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss. The incurrence of any such losses could materially and adversely affect us.

Additionally, in the event of the bankruptcy of a residential mortgage loan borrower, the residential mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the residential mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. If borrowers default on their residential mortgage loans and we are unable to recover any resulting loss through the foreclosure process, we could be materially and adversely affected.

Increases in interest rates could adversely affect the value of our assets, cause our interest expense to increase, increase the risk of default on our assets and cause a decrease in the volume of certain of our target assets, which could materially and adversely affect us.

Our operating results depend in large part on the difference between the income from our assets, net of credit losses, and financing costs. We anticipate that, in many cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, to the extent not offset by our interest rate hedges, may significantly influence our financial results.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. For example, recently, there has been a significant rise in inflation and the U.S. Federal Reserve Board has raised, and may continue to raise, interest rates in an effort to curb inflation. These increases in interest rates and inflation have led, and may continue to lead, to economic volatility, increased borrowing costs, price increases and risks of recession.

Fixed income assets typically decline in value if interest rates increase. If long-term interest rates were to increase significantly, not only would the market value of these assets be expected to decline, but these assets could lengthen in duration because, for example, borrowers would be less likely to prepay their mortgages. Further, an increase in short-term interest rates would increase the rate of interest payable on any short-term borrowings used to finance these assets. Subject to maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we expect to continue to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, but there can be no assurances that our hedges will be successful, or that we will be able to enter into or maintain such hedges. As a result, interest rate fluctuations can cause significant losses, reductions in income, and could materially and adversely affect us.

In addition, rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of target assets available to us, which could adversely affect our ability to acquire assets that may satisfy our investment objectives. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, it could materially and adversely affect us.

An increase in interest rates could also cause financial strain on borrowers with adjustable rate mortgages, who might then be more likely to default. In addition, we cannot ensure that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

Changes in the fair values of our assets, liabilities, and derivatives can have a material adverse effect on us, including reduced earnings, increased earnings volatility, and volatility in our book value.

Fair values for our assets and liabilities, including derivatives, can be volatile and our revenue and income can be impacted by changes in fair values. Fair values can change rapidly and significantly, and changes can result from changes in interest rates, perceived risk, supply, demand, and actual and projected cash flows, prepayments, and credit performance. A decrease in fair value may not necessarily be the result of or an expectation for deterioration in future cash flows. Fair values for illiquid assets can be difficult to estimate, which may lead to volatility and uncertainty of earnings and book value.

For example, real estate-related investments in our target asset portfolio may be subject to changes in credit spreads. Credit spreads measure the yield demanded on securities by the market based on their credit relative to a specific benchmark and are a measure of the perceived risk of the investment. Fixed rate securities are valued based on a market credit spread over the rate payable on fixed rate swaps or fixed rate U.S. Treasuries of similar maturities. Floating rate securities are typically valued based on a market credit spread over a floating rate index such as SOFR and are affected similarly by changes in index spreads. Excessive supply of these securities or reduced demand may cause the market to require a higher yield on these securities, resulting in the use of a higher, or "wider," spread over the benchmark rate to value such securities. Under such conditions, the value of our securities portfolios would tend to decline. Conversely, if the spread used to value such securities were to decrease, or "tighten," the value of our real estate and other securities portfolio would tend to increase. Such changes in the market value of our real estate-related securities portfolio may affect our net equity, net income, comprehensive income, or cash flow directly through their impact on unrealized gains or losses or other comprehensive income (loss), and therefore our ability to realize gains on such assets, or indirectly through their impact on our ability to borrow and access capital. Widening credit spreads could cause net unrealized gains to decrease or net unrealized losses to increase, and result in overall net losses and / or comprehensive net losses.

For purposes of generally accepted accounting principles in the United States of America ("GAAP"), we mark to market most of the assets and some of the liabilities on our consolidated balance sheet. In addition, valuation adjustments on certain consolidated assets and many of our derivatives are reflected in our consolidated statement of income. Assets that are funded with certain liabilities and hedges may have differing mark-to-market treatment than the liability or hedge. If we sell an asset at a lower price than has been reflected in that asset's most recent mark to market value, our reported earnings will be reduced.

SOFR has generally replaced U.S. dollar LIBOR as a reference rate of interest, which subjects us to various risks.

U.S. dollar LIBOR (London Interbank Offered Rate) has been replaced by rates based on SOFR. SOFR has a limited history, having been first published in April 2018. The future performance of SOFR, and SOFR-based reference rates, cannot be predicted based on SOFR's history or otherwise. Future levels of SOFR may bear little or no relation to historical levels of SOFR, LIBOR or other rates. Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from LIBOR. LIBOR was intended to be an unsecured rate that represented interbank funding costs for different short-term tenors; and was a forward-looking rate reflecting expectations regarding interest rates for those tenors. Thus, LIBOR was intended to be sensitive to bank credit risk and to short-term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is intended to be insensitive to credit risk and to risks related to interest rates other than overnight rates. SOFR has been more volatile than other benchmark or market rates during certain periods.

Like LIBOR, some SOFR-based rates are forward-looking term rates; other SOFR-based rates are intended to resemble rates for term structures through their use of averaging mechanisms applied to rates from overnight transactions, as in the case of "simple average" or "compounded average" SOFR. Different kinds of SOFR-based rates result in different interest rates. Mismatches between SOFR-based rates, and between SOFR-based rates and other rates, may cause economic inefficiencies, particularly if market participants seek to hedge one kind of SOFR-based rate by entering into hedge transactions based on another SOFR-based rate or another rate. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or a similar way as U.S. dollar LIBOR would have performed at any time, and there is no assurance that SOFR-based rates are suitable substitutes for U.S. dollar LIBOR.

Non-LIBOR floating rate obligations, including SOFR-based obligations, may have returns and values that fluctuate more than those of floating rate obligations that were based on LIBOR or other rates. Also, because SOFR and some alternative floating rates are relatively new market indexes, markets for certain non-LIBOR obligations may never develop or may not be liquid. Market terms for non-LIBOR floating rate obligations, such as the spread over the index reflected in interest rate provisions, may evolve over time, and prices of non-LIBOR floating rate obligations may be different depending on when they are issued and changing views about correct spread levels.

Credit ratings assigned to our investments are or will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our investments, including bonds issued in our existing or future securitization transactions for which we would be required to retain a portion of the credit risk, are or may be rated by rating agencies. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings would not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value and liquidity of our investments could significantly decline, which would adversely affect the value of our portfolio and could result in losses.

Prepayment rates may adversely affect the value of our portfolio.

Prepayment rates may adversely affect the value of our portfolio. Prepayment rates on our investments, where contractually permitted, are influenced by changes in current interest rates, significant improvement in the performance of underlying real estate assets and a variety of economic, geographic and other factors beyond our control. Consequently, prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from increases in such rates. The conditional prepayment rate ("CPR") is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year. An increase in prepayment rates, as measured by the CPR, will typically accelerate the amortization of our securitized portfolio of loans, thereby reducing the yield or interest income earned on such assets.

In periods of declining interest rates, prepayments on investments generally increase and the proceeds of prepayments received during these periods may be reinvested by us in comparable assets at reduced yields. In addition, the market value of investments subject to prepayment may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Conversely, in periods of rising interest rates, prepayments on investments, where contractually permitted, generally decrease, in which case we would not have the prepayment proceeds available to invest in comparable assets at higher yields. Under certain interest rate and prepayment scenarios, we may fail to recoup fully our cost of certain investments.

Our investments in Agency RMBS and non-Agency RMBS may result in losses stemming from prepayments on the underlying asset and changes in interest rates.

We invest in Agency RMBS and non-Agency RMBS. RMBS in general are subject to particular risks because they have yield and maturity characteristics corresponding to their underlying assets. Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain RMBS include both interest and a partial payment of principal. This partial payment of principal may be comprised of a scheduled principal payment, as well as an unscheduled payment from the voluntary prepayment, refinancing, or foreclosure of the underlying assets. As a result of these unscheduled payments of principal, or prepayments on the underlying assets, the price and yield of RMBS can be adversely affected. For example, during periods of declining interest rates, prepayments can be expected to accelerate, and we may reinvest proceeds at the lower interest rates then available. Prepayments of mortgages that underlie securities purchased at a premium could result in capital losses because the premium may not have been fully amortized at the time the obligation is prepaid. In addition, like other interest-bearing securities, the values of RMBS generally fall when interest rates rise, but when interest rates fall, their potential for capital appreciation may be limited due to the existence of the prepayment feature.

The performance of any RMBS, and the results of hedging arrangements entered into with respect thereto, will be affected by: (1) the rate and timing of principal payments on the underlying assets; and (2) the extent to which such principal payments are applied to reduce, or otherwise result in the reduction of, the principal or notional amount of such RMBS. The rate of principal payments on a pool of RMBS will in turn be affected by the amortization schedules of the assets (which, in the case of assets with an adjustable-rate feature, may change periodically to accommodate adjustments to the mortgage rates thereon) and the rate of principal prepayments thereon (including for this purpose, voluntary prepayments by borrowers and prepayments resulting from liquidations of RMBS due to defaults, casualties, or condemnations affecting the related properties).

The extent of prepayments of principal of the assets underlying RMBS may be affected by a number of factors, including the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the underlying assets, possible changes in tax laws, other opportunities for investment, homeowner mobility, and other economic, social, geographic, demographic, and legal factors. In general, any factors that increase the attractiveness of selling a mortgaged property or refinancing such property, enhance a borrower's ability to sell or refinance or increase the likelihood of default under a MBS would be expected to cause the rate of prepayment in respect of a pool of MBS to accelerate. In contrast, any factors having an opposite effect would be expected to cause the rate of prepayment of a pool of MBS to slow.

The rate of prepayment on a pool of MBS is likely to be affected by prevailing market interest rates for mortgages of a comparable type, term, and risk level. When the prevailing market interest rate is below a mortgage coupon, a borrower generally has an increased incentive to refinance. Even in the case of assets with an adjustable-rate component, as prevailing market interest rates decline, and without regard to whether the mortgage rates on such assets decline in a manner consistent therewith, the related borrowers may have an increased incentive to refinance for purposes of either: (1) converting to a fixed rate security; or (2) taking advantage of a different index, margin, or rate cap or floor on another adjustable-rate note. Therefore, as prevailing market interest rates decline, prepayment speeds would be expected to accelerate.

Increases in monthly payments on adjustable-rate mortgages due to higher interest rates may result in greater future delinquency rates. Borrowers with adjustable payments may be exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. This increase in borrowers' monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers subject to adjustable-rates.

Borrowers seeking to avoid these increased monthly payments by refinancing may no longer be able to find alternatives at comparably low interest rates. A decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance. Furthermore, borrowers who intend to sell their homes on or before the expiration of the fixed rate periods may find that they cannot sell their properties for an amount equal to or greater than their unpaid principal balances. These events, alone or in combination, may contribute to higher delinquency rates and therefore potentially higher losses on RMBS.

Our investment in lower rated non-Agency RMBS resulting from the securitization of our assets or otherwise exposes us to the first loss on the mortgage assets held by the securitization vehicle. Additionally, the principal and interest payments on non-Agency RMBS are not guaranteed by any entity, including any government entity or GSE, and therefore are subject to increased risks, including credit risk.

Our portfolio includes, and is expected to continue to include, non-Agency RMBS which are backed by non-QM and other residential mortgage loans that are not issued or guaranteed by an Agency or a GSE. Within a securitization of residential mortgage loans, various securities are created, each of which has varying degrees of credit risk. Our investments in non-Agency RMBS generally are concentrated in lower-rated and unrated securities in which we are exposed to the first loss on the residential mortgage loans held by the securitization vehicle, which subjects us to the most concentrated credit risk associated with the underlying residential mortgage loans

Additionally, the principal and interest on non-Agency RMBS, unlike those on Agency RMBS, are not guaranteed by GSEs such as Fannie Mae and Freddie Mac or, in the case of Ginnie Mae, the U.S. Government. Non-Agency RMBS are subject to many of the risks of the respective underlying mortgage loans. A residential mortgage loan is typically secured by a single-family residential property and is subject to risks of delinquency and foreclosure and risk of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including, but not limited to, a general economic downturn, unemployment, acts of God, terrorism, social unrest, and civil disturbances, may impair the borrower's ability to repay its mortgage loan. In periods following home price declines, "strategic defaults" (decisions by borrowers to default on their mortgage loans despite having the ability to pay) also may become more prevalent. In the event of defaults under residential mortgage loans backing any of our non-Agency RMBS, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the residential mortgage loan.

Additionally, in the event of the bankruptcy of a residential mortgage loan borrower, the residential mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the residential mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a residential mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed residential mortgage loan. If borrowers default on the residential mortgage loans backing our non-Agency RMBS and we are unable to recover any resulting loss through the foreclosure process, we could be materially and adversely affected.

We invest in investment property loans, which may expose us to an increased risk of loss.

We invest in investment property loans, which are mortgage loans made on portfolios of residential rental properties. The repayment of such a loan by the property owner (i.e., the borrower) often depends primarily on its tenant's continuing ability to pay rent to the property owner. If the property owner is unable to find or retain a tenant for the rental property, the property owner would cease to have a continuous rental income stream with respect to the property and, as a result, the property owner's ability to repay the loan on a timely basis or at all could be adversely affected. In addition, the physical condition of non-owner-occupied properties can be below that of owner-occupied properties due to lax property maintenance standards, which can have a negative impact on the value of the collateral properties. Moreover, loans on non-owner-occupied residential properties may involve larger principal amounts and a greater degree of risk than owner-occupied residential mortgage loans, resulting in a higher likelihood that we will be subject to losses on such investment property loans.

We have invested in, and may continue to invest in, jumbo prime mortgage loans, which may expose us to an increased risk of loss.

We have invested in, and may continue to invest in jumbo prime mortgage loans, which generally may not conform to GSE underwriting guidelines for a variety of reasons, such as exceeding GSE loan limits. Jumbo prime mortgage loans are subject to the risks described above relating to investments in residential mortgage loans, but may expose us to increased risks because of their larger balances and because they cannot be immediately sold to GSEs. Additionally, in the event of a default by a borrower on a jumbo prime mortgage loan, we could experience greater losses than a typical loan in our portfolio due to the large mortgage balance associated with jumbo prime mortgage loans.

The performance of our investments in commercial mortgage loans, including senior mortgage loans and small balance commercial mortgage loans, is dependent upon factors that are outside our control.

We have invested in small balance commercial mortgage loans, and we may continue to invest in these and other commercial mortgage loans, including senior mortgage loans, which are secured (directly or indirectly) by commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property, which is outside our control. If the operating income of the property decreases, the borrower's ability to repay the loan may be impaired. Additional risks associated with commercial real mortgage investments include, but are not limited to, changes in the general economic climate or local conditions (such as an oversupply of space or a reduction in demand for space), competition based on rental rates, attractiveness and location of the properties, changes in the financial condition of tenants, increases in work-from-home policies, and changes in operating costs. For example, recently the office sector has been adversely affected by a decrease in demand as a result of, among other factors, an increase in remote and hybrid working arrangements, and a continuation of this trend could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy rates, rental rates and property values. Real estate values are also affected by such factors as governmental regulations (including those governing usage, improvements, zoning, and taxes), interest rate levels, the availability of financing, and potential liability under changing environmental and other laws. Of particular concern may be those mortgaged properties which are, or have been, the site of manufacturing, industrial, or disposal activities. Such environmental risks may cause a diminution in the value of property (including real property securing our investment) or a liability for cleanup costs or other remedial actions, which could exceed the value of such property or the principal balance of the related investment. In certain circumstances, a lender may choose not to foreclose on contaminated property rather than risk incurring a liability for remedial actions. In the event of any default under a commercial mortgage loan held by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could materially and adversely affect us.

We have acquired and may continue to acquire second lien mortgage loans, which pose additional risks for us.

We have acquired and may continue to acquire second lien mortgage loans. A second lien mortgage loan is a residential mortgage loan that is subordinate to the primary or first lien mortgage loan on a residential property. In the event of a default or a bankruptcy of the borrower, the second lien mortgage loan will not receive payment until the first lien mortgage loan is fully paid, resulting in a higher likelihood that we will be subject to losses on such second lien mortgage loan. As a result, we may not recover all or a significant part of our investment, which could result in losses and have a material adverse effect on us.

We may invest in commercial bridge loans, mezzanine loans, construction loans, and B-Notes, which would subject us to an increased risk of loss.

We may invest in commercial bridge loans, mezzanine loans, construction loans, and B-Notes as part of our strategy. Our investments in these asset classes would subject us to an increased risk of loss, as described below.

- *Commercial Bridge Loans.* Commercial bridge loans are, generally, floating rate whole loans secured by first priority mortgage liens on the commercial real estate made to borrowers seeking short-term capital to be used in the acquisition, construction, or redevelopment of commercial properties. Commercial bridge loans provide interim financing to borrowers seeking short-term capital for the acquisition or transition (for example, lease up and/or rehabilitation) of commercial real estate and generally have a maturity of five years or less. Such a borrower under a transitional loan has usually identified an asset that has been under-managed or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional loan, and we will bear the risk that we may not recover some or all of our investment. In addition, borrowers usually use the proceeds of a conventional mortgage loan to repay a transitional loan. We may therefore be dependent on a borrower's ability to obtain permanent financing to repay a transitional loan, which could depend on market conditions and other factors. In the event of any failure to repay under a transitional loan held by us, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the commercial bridge loan, which could materially and adversely affect us.

- *Mezzanine Loans.* We may acquire mezzanine loans made to commercial property owners that are secured by pledges of the borrowers' ownership interests, in whole or in part, in entities that directly or indirectly own the properties, such loans being subordinate to whole loans secured by first or second mortgage liens on the properties themselves. In each instance where an investment is a mezzanine loan secured by interests in a property-owning entity, our investment in such loan will be subject, directly or indirectly, to the mortgage or other security interest of a senior lender. The rights and remedies afforded a senior lender may limit or preclude the exercise of rights and remedies by us, with resultant loss to us. Further, the equity owners of properties or entities in which we invest may raise defenses (including protection under bankruptcy laws) to enforcement of rights or imposition of remedies by us. In the event such defenses were successful, or resulted in delay, we could incur losses, which could materially and adversely affect us.

- *Construction Loans.* If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, without limitation: (1) a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; (2) a borrower claim against us for failure to perform under the loan documents; (3) increased costs to the borrower that the borrower is unable to pay; (4) a bankruptcy filing by the borrower; and (5) abandonment by the borrower of the collateral for the loan. Additionally, the process of foreclosing on a property is time-consuming, and we may incur significant expense if we foreclose on a property securing a loan under these or other circumstances. The occurrence of any of the foregoing events could result in losses to us, which could materially and adversely affect us.

- *B-Notes.* We may acquire B-Notes that are subordinated in right of payment to an A-Note, which is a senior interest in such loan. The B-Notes may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses. If a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. B-Notes are not as liquid as some forms of debt instruments and, as a result, we may be unable to dispose of performing, underperforming or non-performing B-Note investments. The higher risks associated with our subordinate position in such investment could subject us to increased risk of losses, which could materially and adversely affect us.

We may invest in residential bridge loans, which would expose us to the risk that the borrower of such loan may not be able to sell the property on attractive terms or at all once the property has been re-developed, which may materially and adversely affect us.

We may invest in residential bridge loans, which are particularly illiquid investments due to their short life and the greater difficulty of recoupment in the event of a borrower's default. As these loans provide borrowers with short-term capital typically in connection with the acquisition and re-development of a single family or multi-family residence, with a view to the borrower selling the property, there is a risk that a borrower may not be able to sell the property on attractive terms or at all once the property has been re-developed. Moreover, the borrower may experience difficulty in completing the re-development of the property on schedule or at all, whether as a result of cost over-runs, construction-related delays, or other issues, which may result in delays selling the property or an inability to sell the property at all. Since the borrower would typically use the proceeds of the sale of the property to repay the bridge loan, if any of the foregoing events were to occur, the borrower may be unable to repay its loan on a timely basis or at all, which may materially and adversely affect us.

We may invest in Alt-A mortgage loans and subprime residential mortgage loans or RMBS collateralized by Alt-A mortgage loans and subprime residential mortgage loans, which are subject to increased risks.

We may invest in Alt-A mortgage loans and subprime residential mortgage loans or RMBS backed by collateral pools of Alt-A mortgage loans and subprime residential mortgage loans. Due to economic conditions, including increased interest rates and lower home prices, as well as aggressive lending practices, Alt-A mortgage loans and subprime residential mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy, and loss, and are likely to continue to experience delinquency, foreclosure, bankruptcy, and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. These loans are also more likely to be negatively impacted by governmental interventions, such as mandated modification programs or foreclosure moratoria, bankruptcy cramdown, regulatory enforcement actions and other requirements. Thus, because of the higher delinquency rates and losses associated with Alt-A mortgage loans and subprime residential mortgage loans, the performance of Alt-A mortgage loans and subprime residential mortgage loans or RMBS backed by Alt-A mortgage loans and subprime residential mortgage loans in which we may invest could be correspondingly adversely affected, which could materially and adversely affect us.

We may invest in CRT securities that are subject to mortgage credit risk.

We may invest in CRT securities, which are risk-sharing instruments issued by GSEs, or similarly structured transactions arranged by third-party market participants, that transfer a portion of the risk associated with credit losses within pools of conventional residential mortgage loans to investors such as us. The securities issued in the CRT sector are designed to synthetically transfer mortgage credit risk from the GSEs to private investors, and transactions arranged by third-party market participants in the CRT sector are similarly structured to reference a specific pool of loans that have been securitized by the GSEs and to synthetically transfer mortgage credit risk related to those loans to the purchaser of the securities. The holder of CRT securities therefore bears the risk that the borrowers may default on their obligations to make full and timely payments of principal and interest. To the extent that we are a holder of CRT securities, we will be exposed to such risks and may suffer losses.

Investments that we make in CMBS pose additional risks.

Our portfolio includes CMBS, which are mortgage-backed securities secured by interests in a single commercial mortgage loan or a pool of mortgage loans secured by commercial properties. CMBS are issued in public and private transactions by a variety of public and private issuers using a variety of structures, including senior and subordinated classes. CMBS generally lack standardized terms and tend to have shorter maturities than RMBS. Additionally, certain CMBS lack regular amortization of principal, resulting in a single "balloon" principal payment due at maturity. If the underlying mortgage borrower experiences business problems, or other factors limit refinancing alternatives, such balloon principal payment mortgages are likely to experience payment delays or even default. All of these factors increase the risk involved with investments in CMBS.

Most CMBS are effectively non-recourse obligations of the borrower, meaning that there is no recourse against the borrower's assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgages, payments on the subordinated classes of the related CMBS are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of CMBS may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed-in-lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property.

We may acquire MSRs or excess MSRs, which would expose us to significant risks.

We may acquire MSRs or excess MSRs. MSRs would arise from contractual agreements between us and investors (or their agents) in mortgage loans and mortgage securities. The determination of the value of MSRs will require us to make numerous estimates and assumptions. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with MSRs based upon assumptions involving interest rates as well as the prepayment rates, delinquencies, and foreclosure rates of the underlying serviced mortgage loans. The ultimate realization of the fair value of MSRs may be materially different than the values of such MSRs estimated by us. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on us.

Changes in interest rates are a key driver of the performance of MSRs. Historically, the fair value of MSRs has increased when interest rates rise and decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. To the extent we do not hedge against changes in the value of MSRs, our investments in MSRs would be more susceptible to volatility due to changes in the value of, or cash flows from, the MSRs as interest rates change.

Prepayment speeds significantly affect MSRs. Prepayment speed is the measurement of how quickly borrowers pay down the unpaid principal balance of their loans or how quickly loans are otherwise brought current, modified, liquidated, or charged off. We may base the price we pay for MSRs and the rate of amortization of those assets on, among other things, projections of the cash flows from the related pool of mortgage loans. Our Manager's expectation of prepayment speeds is a significant assumption underlying those cash flow projections. If prepayment speed expectations increase significantly, the value of the MSRs could decline. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from MSRs, and we could ultimately receive substantially less return on such assets. Moreover, delinquency rates have a significant impact on the valuation of any MSRs. An increase in delinquencies generally results in lower revenue because typically we would only collect servicing fees for performing loans. Our Manager's expectation of delinquencies is also a significant assumption underlying projections of potential returns. If delinquencies are significantly greater than expected, the estimated value of the MSRs could be diminished. If the estimated value of MSRs is reduced, we could suffer a loss.

Furthermore, MSRs and the related servicing activities are subject to numerous U.S. federal, state, and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on the holders of such investments. Our failure to comply, or the failure of the servicer to comply, with the laws, rules, or regulations to which they are subject by virtue of ownership of MSRs, whether actual or alleged, could expose us to fines, penalties, or potential litigation liabilities, including costs, settlements, and judgments, any of which could have a material adverse effect on us.

Because excess MSRs are a component of the related MSR, the risks of owning an excess MSR are similar to the risks of owning an MSR. The valuation of excess MSRs is based on many of the same estimates and assumptions used to value MSR assets, thereby creating the same potential for material differences between estimated value and the actual value that is ultimately realized. Also, the performance of excess MSRs is impacted by the same drivers as the performance of MSR assets, including interest rates, prepayment speeds, and delinquency rates.

We may invest in ABS and consumer loans, which poses additional risks.

To a limited extent, we may invest in ABS and consumer loans if doing so would be consistent with qualifying and maintaining our qualification as a REIT under the Code and maintaining our exclusion from regulation as an investment company under the Investment Company Act.

ABS are subject to the credit exposure of the underlying assets. Unscheduled prepayments of ABS may result in a loss of income. Movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain types of ABS. Borrower loan loss rates may be significantly affected by delinquencies, defaults, economic downturns, or general economic conditions beyond the control of individual borrowers. Increases in borrower loan loss rates reduce the income generated by, and the value of, ABS. The value of ABS may be affected by other factors, such as the availability of information concerning the pool and its structure, the creditworthiness of the servicing agent for the pool, the originator of the underlying assets or the entities providing credit enhancements and the ability of the servicer to service the underlying collateral. In addition, issuers of ABS may have limited ability to enforce the security interest in the underlying assets, collateral securing the payment of loans may not be sufficient to ensure repayment, and credit enhancements (if any) may be inadequate in the event of default.

The ability of borrowers to repay consumer loans may be adversely affected by numerous borrower-specific factors, including unemployment, divorce, major medical expenses, or personal bankruptcy. General factors, including an economic downturn, high energy costs, or acts of God or terrorism, may also affect the financial stability of borrowers and impair their ability or willingness to repay their loans. Whenever a consumer loan held by us defaults, we will be at risk of loss to the extent of any deficiency between the liquidation value of the collateral, if any, securing the loan, and the principal and accrued interest of the loan. In addition, investments in consumer loans may entail greater risk than investments in residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Pursuing any remaining deficiency following a default is often difficult or impractical, especially when the borrower has a low credit score, making further substantial collection efforts unwarranted. In addition, repossessing personal property securing a consumer loan can present additional challenges, including locating and taking physical possession of the collateral. We may rely on servicers who service these consumer loans to, among other things, collect principal and interest payments on the loans and perform loss mitigation services, and these servicers may not perform in a manner that promotes our interests.

We may invest in distressed or non-performing residential mortgage loans and commercial mortgage loans, which could increase our risk of loss.

We may invest in distressed residential mortgage loans and commercial mortgage loans where the borrower has failed to make timely payments of principal and/or interest or where the loan was performing but subsequently could or did become non-performing. There are no limits on the percentage of non-performing loans we may hold. Further, the borrowers on non-performing residential mortgage loans may be in economic distress and/or may have become unemployed, bankrupt, or otherwise unable or unwilling to make payments when due. Borrowers of non-performing commercial mortgage loans may be in economic distress due to changes in the general economic climate or local conditions (such as an oversupply of space or a reduction in demand for space), competition based on rental rates, attractiveness and location of the properties, changes in the financial condition of tenants, and changes in operating costs. Distressed assets may entail characteristics that make disposition or liquidation more challenging, including, among other things, severe document deficiencies or underlying real estate located in states with extended foreclosure timelines. Additionally, many of these loans may have LTVs in excess of 100%, meaning the amount owed on the loan exceeds the value of the underlying real estate. Any loss we may incur on such investments may be significant and could materially and adversely affect us.

We have invested in, and may continue to invest in, TBAs and execute TBA dollar roll transactions. It could be uneconomical to roll our TBA contracts or we may be unable to meet margin calls on our TBA contracts, which could expose us to risks.

We have invested in, and may continue to invest in, TBAs. In connection with these investments, we may execute TBA dollar roll transactions, which effectively delay the settlement of a forward purchase (or sale) of a TBA by entering into an offsetting TBA position, net settling the paired-off positions in cash, and simultaneously entering an identical TBA long (or short) position with a later settlement date. Under certain market conditions, TBA dollar roll transactions may result in negative net interest income whereby the Agency RMBS purchased (or sold) for forward settlement under a TBA contract are priced at a premium to Agency RMBS for settlement in the current month. Market conditions could also adversely impact the TBA dollar roll market and, in particular, shifts in prepay expectations on Agency RMBS or changes in the reinvestment policy on Agency RMBS by the U.S. Federal Reserve. Under such conditions, it may be uneconomical to roll our TBA positions prior to the settlement date, and we could have to take physical delivery of the underlying securities and settle our obligations for cash, or in the case of a short position, we could be forced to deliver one of our Agency RMBS, which would mean using cash to pay off any repurchase agreement amounts collateralized by that security. We may not have sufficient funds or alternative financing sources available to settle such obligations. In addition, pursuant to the margin provisions established by the Mortgage-Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation, we are subject to margin calls on our TBA contracts and our trading counterparties may require us to post additional margin above the levels established by the MBSD. Negative income on TBA dollar roll transactions or failure to procure adequate financing to settle our obligations or meet margin calls under our TBA contracts could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.

We rely on analytical models and other data to analyze potential asset acquisition and disposition opportunities and to manage our portfolio. Such models and other data may be incorrect, misleading, or incomplete, which could cause us to purchase assets that do not meet our expectations or to make asset management decisions that are not in line with our strategy.

Our Manager relies on the analytical models (both proprietary and third-party models) of Angel Oak and information and data supplied by third parties. Models and data are used to value assets or potential assets, assess asset acquisition and disposition opportunities, manage our portfolio, assess the timing and amount of cash flows expected to be collected, and may also be used in connection with any hedging of our investments. Many of the models are based on historical trends. These trends may not be indicative of future results.

Furthermore, the assumptions underlying the models may prove to be inaccurate, causing the models to also be incorrect. In the event models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on incorrect models and data, especially valuation or cash flow models, we may be induced to buy certain assets at prices that are too high, to sell certain other assets at prices that are too low, to overestimate or underestimate the timing or amount of cash flows expected to be collected, or to miss favorable opportunities altogether. Similarly, any hedging activities based on faulty models and data may prove to be unsuccessful.

Some of the risks of relying on analytical models and third-party data include the following:

- collateral cash flows and/or liability structures may be incorrectly modeled in all or only certain scenarios, or may be modeled based on simplifying assumptions that lead to errors;

- information about assets or the underlying collateral may be incorrect, incomplete, or misleading;

- asset, collateral, RMBS or CMBS historical performance (such as historical prepayments, defaults, cash flows, etc.) may be incorrectly reported, or subject to interpretation; and

- asset, collateral, RMBS or CMBS information may be outdated, in which case the models may contain incorrect assumptions as to what has occurred since the date information was last updated.

Some models, such as prepayment models or default models, may be predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses. In addition, the predictive models used by our Manager may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain assets than actual market prices. Furthermore, because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data, and, in the case of predicting performance in scenarios with little or no historical precedent (such as extreme broad-based declines in home prices, or deep economic recessions or depressions), such models must employ greater degrees of extrapolation and are therefore more speculative and of more limited reliability.

All valuation models rely on correct market data inputs. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. However, even if market data is input correctly, "model prices" may differ substantially from market prices. If our market data inputs are incorrect or our model prices differ substantially from market prices, we could be materially and adversely affected.

Valuations of some of our assets are inherently uncertain, may be based on estimates, may fluctuate over short periods of time and may differ from the values that would have been used if a ready market for these assets existed.

The values of some of the assets in our portfolio or in which we intend to invest are not readily determinable. We value our assets quarterly at fair value, as determined in good faith by our Manager. Because such valuations are inherently uncertain, may fluctuate over short periods of time, and may be based on estimates, our Manager's determinations of fair value may differ from the values that would have been used if a ready market for these assets existed or from the prices at which trades occur. While in many cases our Manager's determination of the fair value of our assets is based on valuations provided by third-party dealers and pricing services, our Manager may value assets based upon its judgment and such valuations may differ from those provided by third-party dealers and pricing services. Furthermore, we may not obtain third-party valuations for all of our assets. Changes in the fair value of our assets directly impact our net income through recording unrealized appreciation or depreciation of our investments and derivative instruments, and so our Manager's determination of fair value has a material impact on our net income.

Valuations of certain assets are often difficult to obtain or are unreliable. In general, dealers and pricing services heavily disclaim their valuations. Additionally, dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental, or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another.

We could be materially and adversely affected if our Manager's fair value determinations of our assets were materially different from the values that would exist if a ready market existed for our assets.

The lack of liquidity in our assets may have a material adverse effect on us.

The investments made or to be made by us in our target assets may be or may become illiquid. Market conditions could significantly and negatively impact the liquidity of these investments. Illiquid assets typically experience greater price volatility, as a ready market may not exist, and can be more difficult to value. It may be difficult or impossible to obtain third-party pricing on the assets that we acquire. If third-party pricing is obtained, validating such pricing may be more subjective than it would be for more liquid assets due to the uncertainties inherent in valuing assets for which reliable market quotations are not available. Any illiquidity of our assets may make it difficult for us to sell such assets on favorable terms or at all. If we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the intrinsic value of the assets and/or the value at which we previously recorded such assets.

Assets that are illiquid are more difficult to finance using leverage. When we use leverage to finance assets and such assets subsequently become illiquid, we may lose or be subject to reductions on the financing supporting our leverage. Assets tend to become less liquid during times of financial stress, which is often when liquidity is most needed. As a result, our ability to sell assets or vary our portfolio in response to changes in economic and other conditions may be limited by liquidity constraints, which could have a material adverse effect on us.

Additionally, we have engaged, and intend to continue to engage, in securitizations to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets that will be subject to the U.S. Risk Retention Rules. Securitizations for which we act as "sponsor" (as defined in the U.S. Risk Retention Rules), and / or have previously acted as co-sponsor and were selected to be the party obligated to comply with the U.S. Risk Retention Rules, require us (or a "majority-owned affiliate" within the meaning of the U.S. Risk Retention Rules) to retain a 5% interest in the related securitization issuing entity (the "Risk Retention Securities"). The Risk Retention Securities are required to be (1) a first loss residual interest in the issuing entity representing 5% of the fair value of the securities and other interests issued as part of the securitization transaction (a "horizontal slice"), (2) 5% of each class of the securities and other interests issued as part of the securitization transaction (a "vertical slice") or (3) a combination of a horizontal slice and a vertical slice that, in the aggregate, represents 5% of the transaction. Regardless of the form of risk retention selected, we or a majority-owned affiliate will be required to hold the Risk Retention Securities until the end of the time period required under the U.S. Risk Retention Rules (i.e., the respective risk retention holding period). We are or will be, as the case may be, generally prohibited from hedging the credit risk of the Risk Retention Securities or from financing the Risk Retention Securities except on a "full recourse" basis in accordance with the U.S. Risk Retention Rules. Accordingly, some of our securitizations require, or in the case of certain future securitizations, will require us to hold Risk Retention Securities for an extended period and contribute to the lack of liquidity in our assets, which may have a material adverse effect on us. In addition, in certain cases, we have also covenanted to retain an interest, and to take certain other action, with respect to such securitizations for purposes of the EU/UK Securitization Rules, and we may covenant to retain an interest, and to take certain other action, with respect to certain future securitizations for purposes of the EU/UK Securitization Rules; and, in each case, this has subjected us, or will subject us, to certain risks, including risks similar to those that arise under the U.S. Risk Retention Rules.

We may be exposed to environmental liabilities with respect to properties in which we have an interest.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, the presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may materially adversely affect the value of the relevant mortgage-related assets held by us.

Insurance proceeds on a property may not cover all losses, which could result in the corresponding non-performance of or loss on our investment related to such property.

There are certain types of losses, generally of a catastrophic nature, such as acts of God, earthquakes, floods, hurricanes, terrorism, or acts of war, which may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including acts of God, terrorism, or acts of war, also might result in insurance proceeds that are insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received with respect to a property relating to one of our investments might not be adequate to restore our economic position with respect to our investment. Any uninsured loss could result in the corresponding non-performance of or loss on our investment related to such property.

Risks Related to Our Company

We have a limited operating history and may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our stockholders.

We commenced operations, and began investing in non-QM loans and other target assets, in 2018. As a result, we have a limited operating history. We cannot assure you that we will be able to operate our business successfully or implement our operating policies and strategies. There can be no assurance that we will be able to generate sufficient returns to pay our operating expenses and make satisfactory distributions to our stockholders or any distributions at all. Our results of operations depend on several factors, including the availability of opportunities to acquire non-QM loans and other target assets, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and general economic conditions. Additionally, our results of operations depend on executing our strategy of making credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending, but there can be no assurance that we will be able to acquire such loans from Angel Oak Mortgage Lending on favorable terms or at all.

We are subject to risks associated with pandemics or other public health crises, which could materially and adversely affect us.

We are subject to risks associated with pandemics or other public health crises, including the COVID-19 pandemic. While many countries around the world have removed the restrictions taken in response to the COVID-19 pandemic and the negative impacts of COVID-19 have significantly improved, the emergence of new variants of COVID-19 or another pandemic or other public health crisis may result in new preventive measures taken by governmental authorities or others to alleviate the crisis, such as mandatory business closures, quarantines and restrictions on travel. Any such measures could adversely impact the economy globally or locally, including by leading to further economic slowdowns and additional volatility and disruption of financial markets. Our operations and financial performance could be materially and adversely impacted as the result of the future emergence of new variants of COVID-19, or another pandemic or other public health crisis, and any related shutdowns or other significant business disruptions. The scope and duration of any future pandemic or other public health crisis, the pace at which government and other restrictions are imposed and lifted, the scope of additional actions taken to mitigate the spread of disease, global vaccination and booster rates, the speed and extent to which global or local markets recover from any such disruptions caused by such a public health crisis, and the impact of these factors on us would depend on future developments that would be highly uncertain and unpredictable.

To the extent any future pandemic or other public health crisis adversely affects economic conditions and our operations, it could also have the effect of heightening other risks described in this "Item 1A. Risk Factors."

We may change our strategy, investment guidelines, hedging strategy, asset allocation, operational, and management policies without notice or stockholder consent, which could materially and adversely affect us.

Our Board of Directors has the authority to change our strategy, investment guidelines, hedging strategy, asset allocation, operational, and management policies at any time without notice to or consent from our stockholders, which could result in our purchasing assets or entering into hedging transactions that are different from, and possibly riskier or less accretive than, the investments described in this Annual Report on Form 10-K. A change in our investment or hedging strategy may increase our exposure to real estate values, interest rates, and other factors. A change in our asset allocation could result in us purchasing assets in classes different from those described in this Annual Report on Form 10-K, which could materially and adversely affect us.

Our due diligence on potential investments may not reveal all of the risks associated with such investments and may not reveal other weaknesses in such investments, which could materially and adversely affect us.

Before making an investment, our Manager conducts (either directly or using third parties) certain due diligence. There can be no assurance that our Manager will conduct any specific level of due diligence, or that, among other things, our Manager's due diligence processes will uncover all relevant facts or that any investment will be successful, which could result in losses on these investments, which, in turn, could materially and adversely affect us.

In connection with the investments we make in residential mortgage loans, our Manager often utilizes, and will continue to utilize, third-party due diligence firms to perform independent due diligence on such loans. These firms review every loan and provide grades taking into account factors such as compliance, property appraisal, adherence to guidelines and documentation governing the loan. Our Manager also utilizes third-party pricing vendors to help ensure that the loans we acquire are purchased at a fair price. There can be no assurance that the third parties that our Manager engages will uncover all relevant risks associated with such investments, which could result in losses on these investments, which, in turn, could materially and adversely affect us.

Additionally, our strategy is to make credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending. Angel Oak Mortgage Lending consists of affiliates of our Manager and, accordingly, our Manager may not conduct as thorough of a review of the loans acquired from Angel Oak Mortgage Lending in comparison to the review our Manager would conduct for loans acquired from unaffiliated third parties. If our Manager conducts more limited due diligence on the loans acquired from Angel Oak Mortgage Lending, such due diligence may not reveal all of the risks associated with such loans, which could materially and adversely affect us.

The failure of our third-party servicers to service our investments effectively would materially and adversely affect us.

We rely on external third-party servicers to service our investments, including the collection of all interest and principal payments on the loans in our portfolio and to perform loss mitigation services. If our third-party servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers may be less likely to make these payments, which could result in a higher frequency of default. The failure of our third-party servicers to effectively service our mortgage loan investments could negatively impact the value of such investments and our performance, which would materially and adversely affect us.

In addition, legislation that has been enacted or that may be enacted in order to reduce or prevent foreclosures through, among other things, loan modifications may reduce the value of our mortgage loans or loans underlying our investments. Mortgage servicers may be incentivized by the U.S. Government to pursue such loan modifications, as well as forbearance plans and other actions intended to prevent foreclosure, even if such loan modifications and other actions are not in the best interests of the owners of the mortgage loans. In addition to legislation that creates financial incentives for mortgage loan servicers to modify loans and take other actions that are intended to prevent foreclosures, legislation has also been adopted that creates a safe harbor from liability to creditors for servicers that undertake loan modifications and other actions that are intended to prevent foreclosures. Finally, laws may delay the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans or otherwise limit the ability of mortgage servicers to take actions that may be essential to preserve the value of the loan. Any such limitations are likely to cause delayed or reduced collections from mortgagors and generally increase servicing costs. As a result of these legislative actions, the mortgage servicers on which we rely may not perform in our best interests or up to our expectations. If our third-party servicers, including mortgage servicers, do not perform as expected, it may materially and adversely affect us.

We may be affected by deficiencies in foreclosure practices of third parties, as well as related delays in the foreclosure process.

There continues to be uncertainty regarding the timing and ability of servicers to remove delinquent borrowers from their homes, so that they can liquidate the underlying properties and ultimately pass the liquidation proceeds through to owners of the residential mortgage loans or other assets. Since the 2008 housing crisis, and in response to the well-publicized failures of many servicers to follow proper foreclosure procedures (such as involving "robo-signing"), mortgage servicers are being held to much higher foreclosure-related documentation standards than they previously were. However, because many mortgages have been transferred and assigned multiple times (and by means of varying assignment procedures), mortgage servicers have historically had difficulty, and may continue to have difficulty, furnishing the requisite documentation to initiate or complete foreclosures. This leads to stalled or suspended foreclosure proceedings, and ultimately additional foreclosure-related costs. Foreclosure-related delays also tend to increase ultimate loan loss severities as a result of property deterioration, amplified legal and other costs, and other factors. Many factors delaying foreclosure, such as borrower lawsuits and judicial backlog and scrutiny, are outside a servicer's control and have delayed, and will likely continue to delay, foreclosure processing in both judicial states (where foreclosures require court involvement) and non-judicial states. The concerns about deficiencies in foreclosure practices of servicers and related delays in the foreclosure process may impact our loss assumptions and affect the values of, and our returns on, our investments in residential mortgage loans, including non-QM loans, and in other target assets. Additionally, a servicer's failure to remove delinquent borrowers from their homes in a timely manner could increase our costs, adversely affect the value of the property and residential mortgage loans, and have a material adverse effect on us.

Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, our target assets, which could materially and adversely affect us.

The U.S. Government, through the U.S. Treasury, the Federal Housing Administration, and the Federal Deposit Insurance Corporation, has in the past, and may in the future, implement programs designed to provide homeowners with assistance in avoiding mortgage loan foreclosures. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans.

Loan modification and refinance programs may adversely affect the performance of our residential mortgage loans and other target assets. A significant number of loan modifications relating to our investments in residential mortgage loans and other target assets, including those related to principal forgiveness and coupon reduction, could negatively impact the realized yields and cash flows on such investments. In addition, it is also likely that loan modifications would result in increased prepayments on our investments. See "— Risks Related to Our Investment Activities — Prepayment rates may adversely affect the value of our portfolio" for information relating to the impact of prepayments on our investments.

The U.S. Congress and various state and local legislatures may pass mortgage-related legislation that would affect our business, including legislation that would permit limited assignee liability for certain violations in the mortgage loan origination process, and legislation that would allow judicial modification of loan principal in the event of personal bankruptcy. We cannot predict whether or in what form Congress or the various state and local legislatures may enact legislation affecting our business or whether any such legislation will require us to change our practices or make changes in our portfolio in the future. These changes, if required, could materially and adversely affect us, particularly if we make such changes in response to new or amended laws, regulations, or ordinances in any state where we hold a significant portion of our investments, or if such changes result in us being held responsible for any violations in the mortgage loan origination process.

Existing loan modification programs, together with future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans and/or changes in the requirements necessary to qualify for refinancing of mortgage loans with Fannie Mae, Freddie Mac, or Ginnie Mae, may adversely affect the value of, and the returns on, our target assets, which could materially and adversely affect us.

We operate in a highly competitive market.

Our profitability depends, in large part, on our ability to acquire our target assets at favorable prices. Although our strategy is to make credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily sourced from Angel Oak Mortgage Lending, Angel Oak Mortgage Lending has no obligation to sell non-QM loans and other target assets to us and, as a result, we may need to acquire non-QM loans and other target assets from unaffiliated third parties, including through the secondary market when market conditions and asset prices are conducive to making attractive purchases. In acquiring non-QM loans and other target assets from unaffiliated third parties, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. Additionally, we may also compete with the U.S. Federal Reserve and the U.S. Treasury to the extent they purchase assets meeting our objectives pursuant to various purchase programs. Many of our competitors are larger than us, have greater access to capital and other resources and may have other advantages over us. Our competitors may include other entities managed by Angel Oak, including with respect to loans originated by Angel Oak Mortgage Lending.

In addition to existing companies, other companies may be organized for similar purposes, including companies focused on purchasing mortgage assets. A proliferation of such companies may increase the competition for equity capital and thereby adversely affect the market price of our common stock. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of assets and establish more relationships than us.

We also may have different operating constraints from those of our competitors including, among others, (1) tax-driven constraints such as those arising from our qualifying and maintaining our qualification as a REIT, (2) restraints imposed on us as a result of maintaining our exclusion from the definition of an "investment company" or other exemptions under the Investment Company Act and (3) restraints and additional costs arising from our status as a public company. Furthermore, competition for our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on us.

A change to the conservatorship of Fannie Mae and Freddie Mac and related actions, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, could materially and adversely affect us.

Since 2008, Fannie Mae and Freddie Mac have been in conservatorship, with their primary regulator, the Federal Housing Finance Agency, acting as conservator. While Fannie Mae and Freddie Mac currently act as the primary sources of liquidity in the residential mortgage markets, both by purchasing mortgage loans for their own portfolios and by guaranteeing mortgage-backed securities, the U.S. Government may enact structural changes to one or more of the GSEs, including privatization, consolidation and/or a reduction in the ability of GSEs to purchase mortgage loans or guarantee mortgage obligations. We cannot predict if, when or how the conservatorships will end, or what associated changes (if any) may be made to the structure, mandate or overall business practices of either of the GSEs. Accordingly, there continues to be uncertainty regarding the future of the GSEs, including whether they will continue to exist in their current form and whether they will continue to meet their guarantees and other obligations. A substantial reduction in mortgage purchasing activity by the GSEs could result in increased volatility in the residential housing market.

Certain actions by the U.S. Federal Reserve could materially and adversely affect us.

Changing benchmark interest rates, and the U.S. Federal Reserve's actions and statements regarding monetary policy, can affect the fixed-income and mortgage finance markets in ways that could adversely affect the value of, and returns on, our investments, which could materially and adversely affect us. Statements by the U.S. Federal Reserve regarding monetary policy and the actions it takes to set or adjust monetary policy may affect the expectations and outlooks of market participants in ways that adversely affect our investments. Over the past few years, statements made by the Chair and other members of the U.S. Federal Reserve Board and by other U.S. Federal Reserve officials regarding the U.S. economy, future economic growth, the U.S. Federal Reserve's future open market activity and monetary policy had a significant impact on, among other things, benchmark interest rates, the value of residential mortgage loans and, more generally, the fixed-income markets. In addition, recently the U.S. Federal Reserve Board has raised, and may continue to raise, certain benchmark interest rates in an effort to curb inflation. These statements and actions of the U.S. Federal Reserve, and other factors also significantly impacted many market participants' expectations and outlooks regarding future levels of benchmark interest rates and the expected yields these market participants would require to invest in fixed-income instruments.

To the extent benchmark interest rates rise, one of the immediate potential impacts on our assets would be a reduction in the overall value of our assets and the overall value of the pipeline of mortgage loans that our Manager identifies, including from Angel Oak Mortgage Lending. Rising benchmark interest rates also generally have a negative impact on the overall cost of borrowings we may use to finance our acquisitions and holdings of assets, including as a result of the requirement to post additional margin (or collateral) to lenders to offset any associated decline in value of the assets we finance with the use of leverage. Rising benchmark interest rates may also cause sources of leverage that we may use to finance our investments to be unavailable or more limited in their availability in the future. These and other developments could materially and adversely affect us.

We are subject to counterparty risk and may be unable to seek indemnity or require our counterparties to repurchase mortgage loans if they breach representations and warranties, which could have a material adverse effect on us.

When selling mortgage loans, sellers typically make customary representations and warranties about such loans. Our residential mortgage loan purchase agreements may entitle us to seek indemnity or demand repurchase or substitution of the loans in the event our counterparties breach a representation or warranty given to us. However, there can be no assurance that our mortgage loan purchase agreements will contain appropriate representations and warranties, that we will be able to enforce our contractual right to repurchase or substitution, or that our counterparties will remain solvent or otherwise be able to honor their obligations under these mortgage loan purchase agreements. Our inability to obtain indemnity or require repurchase of a significant number of loans could have a material adverse effect on us.

Maintaining cybersecurity and data security is important to our business and a breach of our cybersecurity or data security could result in serious harm to our reputation and have a material adverse impact on our business and financial results

When we acquire or originate real estate mortgage loans, we come into possession of borrower non-public personal information that an identity thief could utilize in engaging in fraudulent activity or theft. We and our Manager may share this information with third parties, such as loan sub-servicers, outside vendors, third parties interested in acquiring such loans from us, or lenders extending credit to us collateralized by such loans. We have acquired more than 8,000 residential mortgage loans since 2018.

While our Manager has security measures in place to protect this information and prevent security breaches, these security measures may be compromised as a result of third-party action, including intentional misconduct by computer hackers, cyber-attacks, "phishing" attacks, service provider or vendor error, or malfeasance or other intentional or unintentional acts by third parties and bad actors, including third-party service providers. Furthermore, borrower data, including personally identifiable information, may be lost, exposed, or subject to unauthorized access or use as a result of accidents, errors, or malfeasance by our Manager and its employees, independent contractors, or others working with us or on our behalf. Our and our Manager's servers and systems, and those of our service providers, may be vulnerable to computer malware, break-ins, denial-of-service attacks, and similar disruptions from unauthorized tampering with our or our Manager's computer systems, which could result in someone obtaining unauthorized access to borrowers' data or our or our Manager's data, including other confidential business information. We and our Manager have developed our cybersecurity systems and processes that are intended to protect this type of data and information; however, they may not be effective in preventing unauthorized access in the future. While past unauthorized access has been immaterial to our business and financial results, there can be no assurance of a similar result in the future. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

We may be liable for losses suffered by individuals whose identities are stolen as a result of a breach of the security of the systems that we, our Manager or third-parties and service providers of ours store this information on, and any such liability could be material. Even if we are not liable for such losses, any breach of these systems could expose us to material costs in notifying affected individuals and providing credit monitoring services to them, as well as regulatory fines or penalties. In addition, any breach of these systems could disrupt our normal business operations and expose us to reputational damage and lost business, revenues, and profits. Any insurance we maintain against the risk of this type of loss may not be sufficient to cover actual losses, or may not apply to the circumstances relating to any particular breach.

Security breaches could also significantly damage our reputation with existing and prospective loan sellers, borrowers, and third parties with whom we do business. Any publicized security problems affecting our businesses and/or those of such third parties may negatively impact the market perception of our products and discourage market participants from doing business with us. These risks may increase in the future as we continue to increase our reliance on the internet and our or our Affiliates use of web-based product offerings and on the use of cybersecurity.

We are highly dependent on information systems, and system failures could significantly disrupt our business, which may, in turn, have a material adverse effect on us.

Our business is highly dependent on communications and information systems. Any failure or interruption of our systems or cyber-attacks or security breaches of our networks or systems could cause delays or other problems in acquiring mortgage loans or our securitization activities, which could have a material adverse effect on us. In addition, we also face the risk of operational failure, termination or capacity constraints of any of the third parties with which we do business, including our Manager, Angel Oak Mortgage Lending, due diligence firms, pricing vendors, and servicers, or that facilitate our business activities, including clearing agents or other financial intermediaries we use to facilitate our securitization transactions, if their respective systems experience failure, interruption, cyber-attacks, or security breaches.

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in the financial services industry and may occur on our systems in the future. We rely heavily on our financial, accounting, and other data processing systems. Financial services institutions have reported breaches of their systems, some of which have been significant. Even with all reasonable security efforts, not every breach can be prevented or even detected. It is possible that we have experienced an undetected breach, and it is likely that other financial institutions have experienced more breaches than have been detected and reported. There is no assurance that we, or the third parties that facilitate our business activities, have not or will not experience a breach. It is difficult to determine what, if any, negative impact may directly result from any specific interruption or cyber-attacks or security breaches of our networks or systems (or the networks or systems of third parties that facilitate our business activities) or any failure to maintain performance, reliability and security of our technical infrastructure, but such computer malware, viruses, and computer hacking and phishing attacks may have a material adverse effect on us.

We or Angel Oak, including our Manager and its affiliates, may be subject to regulatory inquiries or proceedings.

At any time, industry-wide or company-specific regulatory inquiries or proceedings can be initiated and we cannot predict when or if any such regulatory inquiries or proceedings will be initiated that involve us or Angel Oak, including our Manager and its affiliates. Over the years, Angel Oak has received, and we expect in the future that they may receive, inquiries, and requests for documents and information from various U.S. federal and state regulators. Any such regulatory inquiries may result in investigations of us or Angel Oak, including our Manager or its affiliates, enforcement actions, fines, or penalties or the assertion of private litigation claims against us or Angel Oak, including our Manager or its affiliates.

We can give no assurances that any future regulatory inquiries will not result in investigations of us or Angel Oak, including our Manager or its affiliates, enforcement actions, fines or penalties, or the assertion of private litigation claims against us or Angel Oak, including our Manager or its affiliates. In the event regulatory inquiries were to result in investigations, enforcement actions, fines, penalties, or the assertion of private litigation claims against us or Angel Oak, including our Manager or its affiliates, our reputation or the reputation of Angel Oak, including our Manager and its affiliates, could be damaged, and our Manager's ability to perform its obligations to us under the Management Agreement could be adversely impacted, which could in turn have a material adverse effect on us.

Our industry is highly regulated and we or Angel Oak, including our Manager, may be subject to adverse legislative or regulatory changes.

At any time, U.S. federal, state, local, or foreign laws or regulations that impact our business, or the administrative interpretations of those laws or regulations, may be enacted or amended. For example, the Dodd-Frank Act significantly revised many financial regulations. Certain portions of the Dodd-Frank Act were effective immediately, while other portions have become or will become effective following rule-making and transition periods, but many of these changes could materially impact the profitability of our business or the business of Angel Oak, including our Manager, our access to financing or capital, and the value of the assets that we hold, and could expose us to additional costs, require changes to business practices or otherwise materially and adversely affect us. For example, the Dodd-Frank Act alters the regulation of commodity interests, imposes regulation on the over-the-counter ("OTC") derivatives market, places restrictions on residential mortgage loan originations, and reforms the asset-backed securitization markets most notably by imposing credit requirements. While there continues to be uncertainty about the exact impact of certain of these changes, we and our Manager are subject to a complex regulatory framework, and are incurring and will in the future incur costs to comply with new or existing requirements as well as to monitor compliance.

We cannot predict when or if any new law, regulation, or administrative interpretation, including those related to the Dodd-Frank Act, or any amendment to or repeal of any existing law, regulation, or administrative interpretation, will be adopted or promulgated or will become effective. Additionally, the adoption or implementation of any new law, regulation, or administrative interpretation, or any revisions in or repeals of these laws, regulations, or administrative interpretations, including those related to the Dodd-Frank Act, could cause us to change our portfolio, could constrain our strategy, or increase our costs. We could be adversely affected by any change in or any promulgation of new law, regulation, or administrative interpretation.

Maintenance of our exclusion from regulation as an investment company under the Investment Company Act imposes significant limitations on our operations.

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. We are organized as a holding company and conduct our business through our operating partnership's wholly-owned and majority-owned subsidiaries. The securities issued to our operating partnership by any wholly-owned or majority-owned subsidiaries that it may form that are excluded from the definition of "investment company" based on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities our operating partnership may own, may not have a value in excess of 40% of the value of our operating partnership's total assets on an unconsolidated basis, exclusive of U.S. Government securities and cash items. This requirement limits our ability to make certain investments and could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could materially and adversely affect us.

Most of our investments are, and we expect they will continue to be, held by our operating partnership's wholly-owned or majority-owned subsidiaries and that most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged in [the business of] . . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion, as interpreted by the SEC staff, generally requires that at least 55% of a subsidiary's portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusion provided by Section 3(c)(5)(C), we classify our investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate-related asset. Although we intend to monitor our portfolio on a regular basis, there can be no assurance that we will be able to maintain this exclusion from registration for each of these subsidiaries. These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets, which could materially and adversely affect us.

The SEC has periodically solicited public comment on a wide range of issues relating to the Section 3(c)(5)(C) exclusion relied upon by companies similar to us that invest in mortgage loans and mortgage-backed securities, including the nature of the assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations as a result of this review. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could further inhibit our ability to pursue the strategies that we have chosen.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our consolidated financial statements.

Accounting rules for transfers of financial assets, securitization transactions, consolidation of VIEs, and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders. Changes in accounting interpretations or assumptions could impact our consolidated financial statements and our ability to timely prepare our consolidated financial statements. Our inability to timely prepare our consolidated financial statements in the future would likely materially and adversely affect us.

Future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and liquidity, and disputes between us and our joint venture partners.

In the future, we may make investments through joint ventures. Such joint venture investments may involve risks not otherwise present when we make investments without partners, including the following:

- we may not have exclusive control over the investment or the joint venture, which may prevent us from taking actions that are in our best interest;

- joint venture agreements often restrict the transfer of a partner's interest or may otherwise restrict our ability to sell the interest when we desire and/or on advantageous terms;

- any future joint venture agreements may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner's interest or selling its interest to that partner;

- we may not be in a position to exercise sole decision-making authority regarding the investment or joint venture, which could create the potential risk of creating impasses on decisions, such as with respect to acquisitions or dispositions;

- a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;

- a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act;

- a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the joint venture's liabilities;

- our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or investments underlying such relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership;

- disputes between us and a partner may result in litigation or arbitration that could increase our expenses and prevent our Manager and our officers and directors from focusing their time and efforts on our business and could result in subjecting the investments owned by the joint venture to additional risk; or

- we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our qualification and maintenance of our qualification as a REIT and maintenance of our exclusion from regulation as an investment company under the Investment Company Act, even though we do not control the joint venture.

Any of the above may subject us to liabilities in excess of those contemplated and adversely affect the value of our future joint venture investments.

If we fail to develop, enhance and implement strategies to adapt to changing conditions in the residential real estate and capital markets, our financial condition and results of operations may be materially and adversely affected.

The manner in which we compete and the types of assets in which we seek to invest will be affected by changing conditions resulting from sudden changes in our industry, regulatory environment, the role of GSEs, the role of credit rating agencies or their rating criteria or process, or the U.S. and global economies generally. If we do not effectively respond to these changes, or if our strategies to respond to these changes are not successful, we may be materially and adversely affected. In addition, we may not be successful in executing our business strategies and, even if we successfully implement our business strategies, we may not generate revenues or profits.

Risks Related to Our Financing and Hedging

Our significant debt subjects us to increased risk of loss, and our charter and bylaws contain no limitation on the amount of debt we may incur.

As of December 31, 2023, we had approximately $484.3 million of debt outstanding, including approximately $290.6 million outstanding under various uncommitted loan financing lines with a combination of multinational and global money center banks, which permitted borrowings in an aggregate amount of up to $1.1 billion as of December 31, 2023; and approximately $193.7 million outstanding under short-term repurchase facilities. Our charter, bylaws and investment guidelines contain no limitation on the amount of debt we may incur, and our Manager has the discretion, without the need for further approval by our Board of Directors, to change both our overall leverage and the leverage used for individual asset classes.

Our substantial indebtedness and any future indebtedness we incur subjects us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal and interest on our debt, which is likely to result in (1) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision), which we then may be unable to repay from internal funds or to refinance on favorable terms, or at all, (2) our inability to borrow undrawn amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, which would result in a decrease in our liquidity, and/or (3) the loss of some or all of our collateral assets to foreclosure or sale;

- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase in an amount sufficient to offset the higher financing costs;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and

- we may not be able to refinance any debt that matures prior to the maturity (or realization) of an underlying investment it was used to finance on favorable terms or at all.

In addition, our substantial indebtedness could limit our ability to obtain additional financing on acceptable terms, or at all, for working capital and general corporate purposes. Our liquidity needs vary significantly from time to time and may be affected by general economic conditions, industry trends, performance and many other factors outside our control. There can be no assurance that our leverage strategy will be successful, and our leverage strategy may cause us to incur significant losses, which could materially and adversely affect us.

Our access to financing sources, which may not be available on favorable terms, or at all, may be limited, and this may materially and adversely affect us.

We depend upon the availability of adequate capital and financing sources to fund our operations. Our lenders include or are expected to include global money center and large regional banks, with exposures both to global financial markets and to more localized conditions. Whether because of a global or local financial crisis or other circumstances, if one or more of our lenders experiences severe financial difficulties, they or other lenders could become unwilling or unable to provide us with financing, or could increase the costs of that financing, or could become insolvent. Moreover, we are currently party to short-term borrowings (in the form of loan financing lines and repurchase facilities) and there can be no assurance that we will be able to replace these borrowings, or "roll" them, as they mature on a continuous basis and it may be more difficult for us to obtain debt financing on favorable terms or at all. In addition, if regulatory capital requirements imposed on our lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. Consequently, depending on market conditions at the relevant time, we may have to rely on additional equity issuances to meet our capital and financing needs, which may be dilutive to our stockholders, or we may have to rely on less efficient forms of debt financing that consume a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to our stockholders, and other purposes. We cannot assure you that we will have access to such equity or debt capital on favorable terms (including, without limitation, cost and term) at the desired times, or at all, which may cause us to curtail our asset acquisition activities and/or dispose of assets, which could materially and adversely affect us.

We use leverage in executing our business strategy, which may materially and adversely affect us.

We use leverage in connection with the investment in and holding of mortgage loans and other assets, and we have financed, and expect to continue to finance, a substantial portion of our mortgage loans through securitizations. Leverage will magnify both the gains and the losses on an investment. Leverage will increase our returns as long as we earn a greater return on investments purchased with borrowed funds than our cost of borrowing such funds although there can be no assurance that would be able to earn such a greater return. Moreover, if we use leverage to acquire an asset and the value of the asset decreases, the leverage will increase our losses.

We may be required to post large amounts of cash as collateral or margin to secure our leveraged positions. In the event of a sudden, precipitous drop in the value of our financed assets, we might not be able to liquidate assets quickly enough to repay our borrowings, further magnifying losses. See "— Our lenders and our derivative counterparties may require us to post additional collateral, which may force us to liquidate assets, and if we fail to post sufficient collateral our debts may be accelerated and/or our derivative contracts terminated on unfavorable terms." Even a small decrease in the value of a leveraged asset may require us to post additional margin or cash collateral. This may materially and adversely affect us.

Market conditions and other factors may affect our ability to securitize assets, which could increase our financing costs and materially and adversely affect us.

We expect to continue to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Upon accumulating an appropriate amount of assets, we expect to continue to finance a substantial portion of our mortgage loans utilizing fixed rate term securitization funding that provides long-term financing for our mortgage loans and locks in our cost of funding, regardless of future interest rate movements, but also exposes us to the risk of first loss. Our ability to continue to obtain permanent non-recourse financing through securitizations is affected by a number of factors, including:

- conditions in the securities markets, generally;

- conditions in the asset-backed securities markets, specifically;

- yields on our portfolio of mortgage loans;

- the credit quality of our portfolio of mortgage loans; and

- our ability to obtain any necessary credit enhancement.

Securitization markets are negatively impacted by any factors which reduce liquidity, increase risk premiums for issuers, reduce investor demand, cause financial distress among financial guaranty insurance providers, or by a general tightening of credit and/or increased regulation. Conditions such as these may from time to time result in a delay in the timing of our securitization of mortgage loans or may reduce or even eliminate our ability to securitize mortgage loans and sell securities in the RMBS or CMBS market, any of which would increase the cost of funding our mortgage loan portfolio. Our loan financing lines may not be adequate to fund our mortgage loan purchasing activities until such time as disruptions in the securitization markets subside. This would require us to hold the mortgage loans we acquire on our balance sheet, which would significantly delay our ability to fund the acquisition of additional mortgage loans or use equity capital to acquire any other target assets. Disruptions in the securitization market, including any adverse change, delay, or inability to access the securitization market, could therefore materially and adversely affect us.

Low investor demand for asset-backed securities could also force us to hold mortgage loans until investor demand improves, but our capacity to hold such mortgage loans in our portfolio is not unlimited. Additionally, adverse market conditions could result in increased costs and reduced margins earned in connection with our securitization transactions.

Our ability to execute securitizations may be impacted, delayed, limited, or precluded by legislative and regulatory reforms applicable to asset-backed securities and the institutions that sponsor, service, rate, or otherwise participate in, or contribute to, the successful execution of a securitization transaction. With respect to any securitization transaction engaged in by us, these factors could limit, delay, or preclude our ability to execute securitization transactions and could also reduce the returns we would otherwise expect to earn in connection with securitization transactions.

The Dodd-Frank Act imposed significant changes to the legal and regulatory framework applicable to the asset-backed securities markets and securitizations, directing various U.S. federal regulators to engage in rule-making actions aimed at dramatically reforming regulation of U.S. financial markets. Included among those changes were the adoption of several rules by the SEC as part of Regulation AB II, which set forth disclosure requirements for securitization transactions, and the joint establishment of the U.S. Risk Retention Rules by a group of U.S. federal regulators, which require that the sponsors of securitizations (or their "majority-owned affiliates," as defined under Regulation RR) retain a minimum of 5% of the credit risk of the assets collateralizing any securitization transaction they bring to market, subject to certain exemptions and exclusions. While many of the rule-makings required by the Dodd-Frank Act have been finalized and are either effective or pending effectiveness, others remain to be finalized or even proposed. Further, many of the rules that have been finalized have been subject to modification or interpretation since their effective date, oftentimes in order to clarify ambiguities present in the final rules. Accordingly, it is difficult to predict with certainty how the Dodd-Frank Act and the other regulations that have been proposed, finalized or recently implemented will affect our ability to execute securitizations.

In addition to the Dodd-Frank Act, its related rules and Regulation AB II, other U.S. federal or state laws and regulations that could affect our ability to execute securitization transactions may be proposed, enacted, modified or implemented. In addition, the securitization industry continues to craft changes to securitization practices, including changes to representations and warranties in securitization transaction documents, new underwriting guidelines and disclosure guidelines. These laws and regulations and changes to securitization practices could alter the structure of securitizations in the future, could pose additional risks to our participation in future securitizations or effectively preclude us from executing securitization transactions, could delay our execution of these types of transactions, or could reduce the returns we would otherwise expect to earn from executing securitization transactions.

Additionally, capital and leverage requirements applicable to banks and other regulated financial institutions that traditionally purchase and hold asset-backed securities, could result in less investor demand for securities issued through securitization transactions or increased competition from other institutions that execute securitization transactions.

We may be unable to profitably execute securitization transactions, which could materially and adversely affect us.

A number of factors may determine whether a securitization transaction that we execute or participate in is profitable. One such factor is the price at which we acquire the mortgage loans that we intend to securitize, which may be impacted by, among other things, the level of competition in the marketplace or the relative desirability to originators, including Angel Oak Mortgage Lending, of retaining mortgage loans as investments versus selling them to third parties such as us. See "— Risks Related to Our Relationship with Our Manager — We rely on Angel Oak Mortgage Lending to source non-QM loans and other target assets for acquisition by us and they are under no contractual obligation to sell to us any loans that they originate." Another factor that impacts the profitability of a securitization transaction is the cost of the short-term debt used to finance our holdings of mortgage loans after acquisition and prior to securitization. This cost may vary depending on the availability of short-term financing, interest rates, the duration of the financing, and the extent to which third parties are willing to provide such financing. Additionally, the value of mortgage loans held by us prior to securitization may vary over the course of the holding period due to changes in interest rates or the credit quality of the mortgage loans. To the extent we seek to hedge against interest rate fluctuations that affect loan value, the cost of any hedging transaction will decrease returns on the respective securitization transaction. The price that investors pay for securities issued in our securitization transactions will also significantly affect our profitability margin. Additionally, in effecting securitization transactions, we may incur transaction costs or may incur or be required to make reserves for any liability in connection with executing a transaction, and such costs can also reduce the profitability of a transaction. Furthermore, in the securitization transactions we participate in, we make certain representations and warranties about the underlying mortgage loans that we intend to securitize and we assume the obligation to repurchase or replace those mortgage loans in certain circumstances if those representations or warranties are untrue. If we are required to repurchase or replace such mortgage loans, it may impact our ability to profitably execute securitizations of mortgage loans. To the extent that we are not able to profitably execute securitizations of mortgage loans, we could be materially and adversely affected.

Rating agencies have historically played a central role in the securitization markets. Many purchasers of asset-backed securities require that a security be rated by the agencies at or above a specific grade before they will consider purchasing it. The rating agencies could adversely affect our ability to execute securitization transactions by deciding not to publish ratings for our securitization transactions or assigning ratings that are below the thresholds investors require. Further, rating agencies could alter their ratings processes or criteria after we have accumulated loans for securitization in a manner that reduces the value of previously acquired loans or that requires us to incur additional costs to comply with those processes and criteria.

Our securitization transactions may result in litigation, which could materially and adversely affect us.

In connection with our past and future securitization transactions, we have prepared, or will prepare, disclosure documentation, including term sheets and offering memoranda, which contained, or will contain, disclosures regarding the securitization transactions and the assets being securitized. If such disclosure documentation is alleged or found to contain inaccuracies or omissions, we may be liable under U.S. federal securities laws, state securities laws, or other applicable laws for damages to third parties that invest in these securitization transactions, including in circumstances in which we relied on a third party in preparing accurate disclosures, or we may incur other expenses and costs in connection with disputing these allegations or settling claims. We may also sell or contribute mortgage loans to third parties who, in turn, securitize those loans. In these circumstances, we may also prepare disclosure documentation, including documentation that is included in term sheets and offering memoranda relating to those securitization transactions. We could be liable under U.S. federal securities laws, state securities laws or other applicable laws for damages to third parties that invest in these securitization transactions, including liability for disclosures prepared by third parties or with respect to loans that we did not sell or contribute to the securitization.

In recent years, there has also been debate as to whether there are defects in the legal process and legal documents governing transactions in which securitization trusts and other secondary purchasers take legal ownership of mortgage loans and establish their rights as first priority lien holders on underlying mortgaged property. To the extent there are problems with the manner in which title and lien priority rights were or are established or transferred, the securitization transaction that we have sponsored, or securitization transaction that we will sponsor, and third-party sponsored securitizations in which we will hold investments, we may be materially and adversely affected.

Defending a lawsuit can consume significant resources and may divert our and our Manager's attention from our operations. We may be required to establish reserves for potential losses from litigation, which could be material. To the extent we are unsuccessful in our defense of any lawsuit, we could suffer losses which could be in excess of any reserves established relating to that lawsuit, which could materially and adversely affect us.

Our securitization transactions may be on significantly less advantageous terms than we had anticipated and we may be materially and adversely affected.

In connection with our securitizations of mortgage loans into "real estate mortgage investment conduit" ("REMIC") securities backed by mortgage loans or other assets ("REMIC Certificates"), (1) our TRS will sell a substantial portion of the loans it purchases from Angel Oak Mortgage Lending or unaffiliated third parties to an AOMT securitization vehicle; (2) we or another affiliate will be expected to purchase one or more tranches of the REMIC Certificates issued by such AOMT securitization vehicle, including any securities required to be retained pursuant to the U.S. Risk Retention Rules; (3) our TRS will make certain representations and warranties about the underlying assets and assume the obligation to repurchase or replace those assets in certain circumstances if those representations or warranties are untrue; and/or (4) in circumstances where Angel Oak Mortgage Lending has made certain representations and warranties about the underlying assets, our TRS and/or we will guarantee the obligations of certain of the entities included in Angel Oak Mortgage Lending to repurchase or replace those assets in certain cases if the representations or warranties made by Angel Oak Mortgage Lending about those assets are untrue or if certain covenants made regarding the servicing of those assets by Angel Oak Mortgage Lending are breached and, in any case, the related Angel Oak Mortgage Lending entity does not repurchase or replace the assets itself. In such event, we will be contractually obligated to repurchase loans at a price that may exceed their market value at the time that they are subject to our repurchase obligation. Additionally, a guarantee of the obligations of ours or any of our subsidiaries under any agreements we enter into in connection with a securitization may be required from us.

Due to general market conditions, the performance of the related loans, the performance of prior loans originated by Angel Oak Mortgage Lending or other investments, RMBS or CMBS originated by AOMT or other reasons, our consummation of the securitization utilizing those loans may be on significantly less advantageous terms than we had anticipated and we may be materially and adversely affected.

Our loan financing lines subject us to additional risks, which could materially and adversely affect us.

We expect to continue to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Loan financing lines involve either the sale of a loan by us and our agreement to repurchase the loan at a specified time and price (thereby financing our acquisition of such loan) or the purchase by us of a loan with an agreement to resell it to the seller at a specified time and price. Such transactions afford an opportunity for us to invest temporarily available cash or to leverage our assets. If the counterparty to a loan financing line to whom a loan is sold should default, as a result of bankruptcy or otherwise, we could experience delays in liquidating the underlying loan, resulting in a lack of access to income on the underlying loan during this period and expenses in our enforcement of our rights. Ultimately, we may not be able to recover the loans sold, which could result in a loss to us if the value of such loans has increased over their repurchase price. If we act as the purchaser under a loan financing line, a risk exists that the seller will not pay to us the agreed upon sum on the delivery date at which point we would generally be entitled to sell the relevant loans that we purchased. However, if the value of such loans has declined, then we may be unable to recover the full repurchase price and this could materially and adversely affect us.

Our lenders and our derivative counterparties may require us to post additional collateral, which may force us to liquidate assets, and if we fail to post sufficient collateral our debts may be accelerated and/or our derivative contracts terminated on unfavorable terms.

Our loan financing lines and derivative contracts, such as interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts or options, may allow our lenders and derivative counterparties, as the case may be, to varying degrees, to determine an updated market value of our collateral and derivative contracts to reflect current market conditions. If the market value of our collateral or our derivative contracts with a particular lender or derivative counterparty declines in value, we may be required by the lender or derivative counterparty to provide additional collateral or repay a portion of the funds advanced on minimal notice, which is known as a margin call. Posting additional collateral will reduce our liquidity and limit our ability to leverage our assets. Additionally, in order to satisfy a margin call, we may be required to liquidate assets at a disadvantageous time, which could materially and adversely affect us. We have received, and may in the future receive, margin calls from our lenders and derivative counterparties from time to time in the ordinary course of business. In the event we default on our obligation to satisfy these margin calls, our lenders or derivative counterparties can accelerate our indebtedness, terminate our derivative contracts (potentially on unfavorable terms requiring additional payments, including additional fees and costs), increase our borrowing rates, liquidate our collateral, and terminate our ability to borrow. In certain cases, a default on one loan financing line or derivative contract (whether caused by a failure to satisfy margin calls or another event of default) can trigger "cross defaults" on other such agreements. A significant increase in margin calls could materially and adversely affect us, and could increase our risk of insolvency.

To the extent we might be compelled to liquidate qualifying real estate assets to repay debts, our compliance with the REIT requirements regarding our assets and our sources of income could be negatively affected, which could jeopardize our qualification as a REIT. Losing our REIT qualification would cause us to be subject to U.S. federal income tax (and any applicable state and local taxes) on all of our income and decrease profitability and cash available for distributions to our stockholders. Additionally, if we are compelled to liquidate qualifying real estate assets to repay debts, this could jeopardize our exclusion from regulation as an investment company under the Investment Company Act.

Our rights under loan financing lines are subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders.

In the event of our insolvency or bankruptcy, certain loan financing lines may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on and/or liquidate the collateral pledged under such agreements without delay. In the event of the insolvency or bankruptcy of a lender during the term of a loan financing line, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our assets under a loan financing line or to be compensated for any damages resulting from the lenders' insolvency may be further limited by those statutes. These claims would be subject to significant delay and costs to us and, if and when received, may be substantially less than the damages we actually incur.

Interest rate fluctuations could increase our financing costs, which could materially and adversely affect us.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Recently, there has been a significant rise in inflation and the U.S. Federal Reserve Board has raised, and may continue to raise, interest rates in an effort to curb inflation. These increases in interest rates and inflation have led, and may continue to lead, to economic volatility, increased borrowing costs, price increases and risks of recession.

Our primary interest rate exposures relate to the yield on our loans and the financing cost of our debt, as well as any interest rate swaps utilized for hedging purposes. Changes in interest rates affect our net interest income, which is the difference between the interest income we earn on our interest-earning assets and the interest expense we incur in financing these assets. In a period of rising interest rates, our interest expense on floating rate debt would increase, while any additional interest income we earn on floating rate assets may not compensate for such increase in interest expense and the interest income we earn on fixed rate assets would not change. Similarly, in a period of declining interest rates, our interest income on floating rate assets would decrease, while any decrease in the interest we are charged on our floating rate debt may not compensate for such decrease in interest income and the interest expense we incur on our fixed rate debt would not change. Consequently, changes in interest rates may significantly influence our net income. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses, which could materially and adversely affect us. Changes in the level of interest rates also may affect our ability to acquire loans, the value of our investments and our ability to realize gains from the disposition of assets. Moreover, changes in interest rates may affect borrower default rates.

Hedging against interest rate changes and other risks may materially and adversely affect us.

As of December 31, 2023, we had approximately $484.3 million of recourse debt outstanding, all of which bears interest at a floating rate. Subject to maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we have utilized, and in the future expect to continue to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, credit risk and other risks. For example, we may opportunistically enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. Hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

- the duration of the hedge may not match the duration of the related assets or liabilities being hedged;

- most hedges are structured as OTC contracts with private counterparties, raising the possibility that the hedging counterparty may default on its obligations;

- to the extent that the creditworthiness of a hedging counterparty deteriorates, it may be difficult or impossible to terminate or assign any hedging transactions with such counterparty to another counterparty;

- to the extent hedging transactions do not satisfy certain provisions of the Code and are not made through a TRS, the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;

- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value (i.e., our operating results may suffer because losses, if any, on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction or item). Downward adjustments, or "mark-to-market losses," would reduce our earnings and our stockholders' equity;

- we may fail to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets in the portfolio being hedged;

- our Manager may fail to recalculate, re-adjust, and execute hedges in an efficient and timely manner; and

- the hedging transactions may actually result in poorer overall performance for us than if we had not engaged in the hedging transactions.

Our hedging transactions, which would be intended to limit losses, may actually adversely affect our earnings, which could materially and adversely affect us.

Our hedging activities may expose us to additional risks.

Subject to maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we expect to continue to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, credit risk, and other risks. For example, we may opportunistically enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. However, it is not possible to fully hedge all of the risks associated with our investments. Furthermore, certain hedging transactions could require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges, which may result in an economic loss. These economic losses would be reflected in our results of operations, and our ability to fund these obligations would depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could materially and adversely affect us.

To the extent that any hedging strategy involves the use of OTC derivatives transactions, such a strategy would be affected by various regulations adopted pursuant to the Dodd-Frank Act. OTC derivative dealers are required to register with the U.S. Commodity Futures Trading Commission (the "CFTC") and/or the SEC. Registered swap and security-based swap dealers are subject to minimum capital and margin requirements and business conduct standards, disclosure requirements, reporting and recordkeeping requirements, transparency requirements, position limits, limitations on conflicts of interest, and other regulatory burdens. These requirements further increase the overall costs for OTC derivative dealers, which may be passed along to market participants as market changes continue to be implemented.

Although the Dodd-Frank Act required many OTC derivative transactions previously entered into on a principal-to-principal basis to be submitted for clearing by a regulated clearinghouse, not all of our derivative transactions will be subject to the clearing requirements. The "bid-ask" spreads may be unusually wide in these heretofore substantially unregulated markets. The risk of counterparty nonperformance can be significant in the case of these OTC instruments, and although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. A liquid secondary market may not exist for hedging instruments to be purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in significant losses. While the Dodd-Frank Act is intended to bring more stability and lower counterparty risk to the derivatives market by requiring central clearing of certain standardized derivatives trades, not all of our trades are or will be subject to a clearing requirement because the trades are grandfathered or because they are bespoke, or because they are within a class that is not currently subject to mandatory clearing. Furthermore, it is yet to be seen whether the Dodd-Frank Act will be effective in reducing counterparty risk or if such risk may actually increase as a result of market uncertainty, mutuality of loss to clearinghouse members, or other reasons.

Further, Title VII of the Dodd-Frank Act requires that certain derivative instruments be executed through an exchange or other approved trading platform, which could result in increased costs in the form of intermediary fees and additional margin requirements imposed by derivatives clearing organizations and their respective clearing members. In addition, under Title VII of the Dodd-Frank Act, the SEC, the CFTC and U.S. federal banking regulators adopted margin requirements for uncleared OTC swaps and security-based swaps. Such margin requirements may result in increased costs and could adversely affect our ability to use derivatives to hedge our risks in the future and/or to amend or novate existing swaps.

Changes in regulations relating to swaps activities may cause us to limit our swaps activity or subject us and our Manager to additional disclosure, recordkeeping, and other regulatory requirements.

The enforceability of swap agreements underlying hedging transactions may depend on compliance with applicable derivatives regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. Recently, new regulations have been promulgated by U.S. and foreign regulators attempting to strengthen the oversight of derivatives contracts, including swap agreements and futures contracts. Any actions taken by regulators could constrain our strategy and could increase our costs, either of which could materially and adversely affect us. In particular, the Dodd-Frank Act requires many swap agreements to be executed on a regulated exchange and cleared through a central clearinghouse, which may result in increased margin requirements and costs. Regulators have also recently required swap dealers to collect margin on the uncleared swap transactions that they enter into with financial entities such as mortgage REITs, thereby potentially also increasing our costs. Furthermore, unless it satisfies the criteria for no-action relief from the CFTC's commodity pool operator registration rules, a mortgage REIT that enters into derivatives transactions, including swap agreements and futures contracts, may be considered to be a regulated commodity pool that is required to be operated by a registered or exempt "commodity pool operator." Although we believe we satisfy the criteria for this no-action relief, there can be no assurance that we will continue to do so or that such no-action relief will continue to be available. If such no-action relief becomes unavailable for any reason, we would need to seek to obtain an alternative exemption from registration for our Manager, which is currently not registered as a commodity pool operator with the CFTC, and we may become subject to additional compliance, disclosure, recordkeeping and reporting requirements, which may increase our costs and materially and adversely affect us.

Risks Related to Our Organizational Structure

Our significant stockholders and their respective affiliates have significant influence over us and their actions might not be in your best interest as a stockholder.

Two of our stockholders, NHTV Atlanta Holdings LP (the "MS Entity"), an affiliate of Morgan Stanley & Co. LLC, and Xylem Finance LLC (the "DK Entity"), an affiliate of Davidson Kempner Capital Management LP, each beneficially own over 10% of our outstanding common stock. As a result, each of the MS Entity and the DK Entity has significant influence in the election of our directors, who exercise overall supervision and control over us and our subsidiaries.

In addition, pursuant to the shareholder rights agreement that we and our Manager entered into with the MS Entity in connection with our IPO, the MS Entity, subject to certain limitations, has the right to designate one nominee for election to our Board of Directors for so long as the MS Entity and its affiliates beneficially own, in the aggregate, shares of our common stock representing at least 10% of the shares of our common stock then outstanding (excluding shares of our common stock that are subject to issuance upon the exercise or exchange of rights of conversion, or any options, warrants or other rights to acquire shares of our common stock). Furthermore, pursuant to the shareholder rights agreement that we and our Manager entered into with the DK Entity in connection with our IPO, the DK Entity, subject to certain limitations, has the right to designate one nominee for election to our Board of Directors for so long as the DK Entity and its affiliates (1) maintain beneficial ownership of shares of our common stock equal to at least 10% of the shares of our common stock then outstanding or (2) are one of the largest three (3) beneficial owners of shares of our common stock and maintain beneficial ownership, in the aggregate, of shares of our common stock equal to at least 7% of the shares of our common stock then outstanding. For purposes of the ownership requirements in this shareholder rights agreement, shares of our common stock that are subject to issuance upon the exercise or exchange of rights of conversion, or any options, warrants or other rights to acquire shares, will not be counted as outstanding. These and certain other pre-IPO investors were granted rights to receive a share of our Manager's revenues received under the Management Agreement in connection with their investments prior to the IPO.

Additionally, the MS Entity and the DK Entity, and our other pre-IPO investors entered into a registration rights agreement with us in connection with our IPO, pursuant to which they are entitled to registration rights in respect of shares of our common stock.

We expect that each of the MS Entity and the DK Entity will continue to exert a significant influence on our business and affairs in the future as a result of their substantial ownership interest in us and the terms of our shareholder rights agreements. As a result, we expect that each of these parties will continue to influence the outcome of matters required to be submitted to stockholders for approval, including the election of our directors, amendments to our charter, the removal of our directors for cause, and the approval of significant transactions, such as mergers or other sales of our company or our assets.

The influence exerted by these stockholders over our business and affairs might not be consistent with the best interests of our stockholders and their receipt of a share of the fees received by our Manager under the Management Agreement may result in their interests not being aligned with the interests of other stockholders. In addition, this concentration of voting control and influence may have the effect of delaying, deferring or preventing a transaction or change in control of us which might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Certain provisions of Maryland law could inhibit a change in control.

Certain provisions of the MGCL may have the effect of deterring a third party from making a proposal to acquire us or of inhibiting a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. Under the MGCL, certain "business combinations" (including a merger, consolidation, statutory share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder (as defined in the statute) or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of shares of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These two supermajority votes are not required if, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our Board of Directors has adopted a resolution exempting any business combination between us and any other person or group of persons from the provisions of this statute. There is no assurance that our Board of Directors will not amend or revoke this exemption in the future.

The MGCL provides that holders of "control shares" (defined as shares of voting stock that, if aggregated with all other shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise or direct the exercise of voting power in electing directors within one of three increasing ranges of voting power in electing directors) of a Maryland corporation acquired in a "control share acquisition" (defined as the acquisition, directly or indirectly, of ownership of, or the power to exercise or direct the exercise of voting power (other than solely by revocable proxy) with respect to, issued and outstanding "control shares," subject to certain exceptions) have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to exercise or direct the exercise of the voting power in the election of directors generally, excluding all interested shares. Our bylaws contain a provision exempting from the control share acquisition statute any and all control share acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

The "unsolicited takeover" provisions of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses if we have a class of equity securities registered under the Exchange Act and at least three independent directors. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-current market price. Our charter contains a provision whereby we have elected to be subject to a provision of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our Board of Directors.

Our authorized but unissued common stock and preferred stock may prevent a change in control.

Our charter authorizes us to issue additional authorized but unissued shares of our common stock and preferred stock. In addition, a majority of our entire Board of Directors may, without stockholder approval, approve amendments to our charter to increase the aggregate number of our authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue and may classify or reclassify unissued shares of our common stock or preferred stock and may set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms and conditions of redemption of the classified or reclassified shares. As a result, among other things, our Board of Directors may establish a class or series of shares of our common stock or preferred stock that could delay or prevent a transaction or a change in control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit our stockholders' recourse in the event of actions not in their best interests.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification to:

• any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

- any individual who, while a director or officer of ours and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, partnership, limited liability company, joint venture, real estate investment trust, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity.

As a result, we and our stockholders may have more limited rights against our present and former directors and officers than might otherwise exist absent the current provisions in our charter or that might exist with other companies, which could limit our stockholders' recourse in the event of actions not in their best interests.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director, or the entire Board of Directors, may be removed only for "cause," and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. For this purpose, "cause" means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. Additionally, vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and, if our Board of Directors is classified, any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship of the class in which the vacancy occurred and until a successor is duly elected and qualifies. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of us that is in the best interests of our stockholders.

Our charter contains provisions that reduce or eliminate the duties of certain of our directors and officers with respect to corporate opportunities.

Our charter provides that, to the maximum extent permitted from time to time by Maryland law, if any of our directors or officers who is also an officer, director, employee, agent, partner, manager, member, or stockholder of Angel Oak acquires knowledge of a potential business opportunity, we renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity, unless such director or officer became aware of such business opportunity as a direct result of his or her capacity as our director or officer and (1) we are financially able to undertake such business opportunity, (2) we are not prohibited by contract or applicable law from pursuing or undertaking such business opportunity, (3) such business opportunity, from its nature, is in line with our business, (4) such business opportunity is of practical advantage to us and (5) we have an interest or reasonable expectancy in such business opportunity (a "Retained Opportunity"). Accordingly, except for Retained Opportunities, to the maximum extent permitted from time to time by Maryland law and our charter, none of our directors or officers who is also an officer, director, employee, agent, partner, manager, member, or stockholder of Angel Oak is required to present, communicate or offer any business opportunity to us and can hold and exploit any business opportunity, or direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or entity other than us.

As a result, our directors and officers who are also officers, directors, employees, agents, partners, managers, members, or stockholders of Angel Oak may compete with us for investments or other business opportunities and we and our stockholders may have more limited rights against our directors and officers than might otherwise exist, which might limit our stockholders recourse in the event of actions not in their best interests.

The ownership limits in our charter may discourage a takeover or business combination that may have benefited our stock.

Due to limitations on the concentration of ownership of REIT stock imposed by the Code, and subject to certain exceptions, our charter provides that no person may beneficially or constructively own (1) shares of common stock in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or (2) shares of stock in excess of 9.8% in value of the outstanding shares of our stock. These and other restrictions on ownership and transfer of our shares contained in our charter may discourage a change in control of our company and may deter individuals or entities from making tender offers for shares of our common stock on terms that might be financially attractive to our stockholders or which may cause a change in our management. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease their ability to sell shares of our common stock.

Our charter generally does not permit the ownership in excess of 9.8% of our common stock or of all classes and series of our stock, and attempts to acquire our shares in excess of the stock ownership limits will be ineffective unless an exemption is granted by our Board of Directors.

Due to limitations on the concentration of ownership of REIT stock imposed by the Code, and subject to certain exceptions, our charter provides that no person may beneficially or constructively own (1) shares of common stock in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or (2) shares of stock in excess of 9.8% in value of the outstanding shares of our stock. Our charter also contains certain other limitations on the ownership and transfer of our stock.

Our charter provides that our Board of Directors, subject to certain limits, upon receipt of such representations and agreements as our Board of Directors may require, may prospectively or retroactively exempt a person from either or both of the ownership limits and establish a different limit on ownership for such person. Our Board of Directors may, in its sole and absolute discretion, increase or decrease one or both of the ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person's actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further direct or indirect acquisition of shares of our stock (other than by a previously-exempted person) will violate the decreased ownership limit. Our Board of Directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49.9% in value of our outstanding stock or could cause us to be "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of our outstanding shares of stock and thereby violate the applicable ownership limit. Pursuant to our charter, if any purported transfer of our stock or any other event (1) would otherwise result in any person violating the ownership limits or such other limit established by our Board of Directors, (2) would result in us being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or (3) otherwise would cause us to fail to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable beneficiaries selected by us. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restriction on ownership and transfer of our stock, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect, regardless of any action or inaction by our Board of Directors, and the intended transferee will acquire no rights in the shares. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (1) any Internal Corporate Claim, as such term is defined in the MGCL, (2) any derivative action or proceeding brought on our behalf, other than actions arising under U.S. federal securities laws, (3) any action asserting a claim of breach of any duty owed by any of our directors, officers, or other employees to us or to our stockholders, (4) any action asserting a claim against us or any of our directors, officers, or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (5) any other action asserting a claim against us or any of our directors, officers, or other employees that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless we consent to such court. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers, or employees and may discourage lawsuits against us and our directors, officers, or employees.

We are a holding company with no direct operations and rely on funds received from our operating partnership to pay liabilities.

We are a holding company and conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we rely on distributions from our operating partnership to pay any distributions we might declare on shares of our common stock. We also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, stockholders' claims are structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our operating partnership's and its subsidiaries' liabilities and obligations have been paid in full.

Conflicts of interest could arise in the future between the interests of our stockholders and the interests of partners in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, and our operating partnership or any future partner thereof. Our directors and officers have duties to our company under applicable Maryland law in connection with the management of our company. At the same time, our wholly-owned subsidiary, Angel Oak Mortgage OP GP, LLC, as the general partner of our operating partnership, has fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. The fiduciary duties and obligations of the general partner and its limited partners may come into conflict with the duties of our directors and officers to our company.

Under the terms of the partnership agreement of our operating partnership, if there is a conflict between the interests of our stockholders and any limited partners, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or any limited partners; provided that at such times as we own a controlling economic interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or any limited partners shall be resolved in favor of our stockholders.

The partnership agreement also provides that the general partner will not be liable to our operating partnership, its partners or any other person bound by the partnership agreement for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability due to the general partner's intentional harm or gross negligence. Moreover, the partnership agreement provides that our operating partnership is required to indemnify the general partner or any affiliate of the general partner or any of their respective trustees, directors, officers, stockholders, partners, members, employees, representatives or agents, and officers, employees, representatives or agents of our operating partnership and other persons that the general partner may designate from time to time, in its sole and absolute discretion, against any and all losses, claims, damages, liabilities, joint or several, expenses (including attorneys' fees and other legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (2) for any loss resulting from any transaction for which the indemnified party actually received an improper personal benefit, in money, property or services or otherwise in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reason to believe that the act or omission was unlawful.

Risks Related to our REIT Qualification and Certain Other U.S. Federal Income Tax Items

Legislative or other actions affecting REITs could materially and adversely affect us.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service ("IRS") and the U.S. Treasury Department. Changes to the U.S. federal income tax laws, with or without retroactive application, could materially and adversely affect us. We cannot predict how changes in the tax laws might affect us or our stockholders. New legislation, regulations promulgated by the U.S. Treasury Department (the "U.S. Treasury regulations"), administrative interpretations, or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification.

Our failure to qualify as a REIT would subject us to U.S. federal income tax and potentially increased state and local taxes, which would reduce the amount of our income available for distribution to our stockholders.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2019. As long as we meet the requirements under the Code for qualification and taxation as a REIT each year, we can deduct dividends paid to our stockholders when calculating our REIT taxable income. For us to qualify as a REIT, we must meet detailed technical requirements, including income, asset and stock ownership tests, under several Code provisions that have not been extensively interpreted by judges or administrative officers. In addition, we do not control the determination of all factual matters and circumstances that affect our ability to qualify as a REIT. New legislation, U.S. Treasury regulations, administrative interpretations or court decisions might significantly change the U.S. federal income tax laws with respect to our qualification as a REIT or the U.S. federal income tax consequences of such qualification. We believe that we have been organized and operate in conformity with the requirements for qualification as a REIT under the Code. All of our investments are held indirectly through our operating partnership. We control our operating partnership and intend to operate it in a manner consistent with the requirements for qualification as a REIT. However, we cannot guarantee that we will qualify as a REIT in any given year because:

- the rules governing REITs are highly complex;

- we do not control all factual circumstances and legal determinations by courts or regulatory bodies that affect REIT qualification; and

- our circumstances may change in the future.

For any taxable year that we fail to qualify as a REIT, we would be subject to U.S. federal income tax at the regular corporate rate and would not be entitled to deduct dividends paid to our stockholders from our taxable income. In addition, we could possibly be subject to the corporate alternative minimum tax and the 1% excise tax on stock repurchases (and certain economically similar transactions). Consequently, our net assets and distributions to our stockholders would be substantially reduced because of our increased tax liability. If we made distributions in anticipation of our qualification as a REIT, we might be required to borrow additional funds or to liquidate some of our investments in order to pay the applicable tax. If our qualification as a REIT terminates, we may not be able to elect to be treated as a REIT for four taxable years following the year during which we lost the qualification.

Even as a REIT, we may face tax liabilities that reduce our cash flow.

An entity that qualifies as a REIT under the Code generally will not be subject to U.S. federal income tax to the extent that it distributes its net income to its stockholders at least annually. A REIT may be subject to state and local tax in states and localities in which it does business or owns property. Additionally, we may be subject to certain U.S. federal, state and local taxes in certain circumstances, including, but not limited to, taxes on any undistributed income and prohibited transactions, taxes on income from activities conducted as a result of a foreclosure, franchise, property and transfer taxes, including mortgage recording taxes, taxes as a result of failure to satisfy certain REIT qualification requirements, and our TRS will be subject to U.S. federal and state and local taxes.

Complying with REIT requirements and avoiding a prohibited transaction tax may force us to hold a significant portion of our assets and conduct a significant portion of our activities through a TRS, and a significant portion of our income may be earned through a TRS.

We intend that any property the sale or disposition of which could give rise to a "prohibited transaction" tax, including the sale of mortgage loans in connection with the issuance of REMIC Certificates or the sale of REMIC Certificates themselves, will be sold through a TRS with the consequence that any gain realized in such a sale or disposition will be subject to U.S. federal income tax at the regular corporate rate. Because the sale of mortgage loans in connection with the issuance of REMIC Certificates or the sale of REMIC Certificates represents a significant portion of our business activities, we may hold a substantial amount of our assets in one or more TRSs that are subject to corporate income tax on its earnings (including potentially a 15% alternative minimum tax ("AMT") on the adjusted financial statement income ("AFSI") of TRSs whose three-year average AFSI exceeds $1 billion), which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our stockholders.

In addition, we may be required to acquire and hold Fannie Mae multi-family securities, U.S. Treasury securities or other similar assets directly, using significant leverage to do so, in order for us to satisfy the requirement that securities of one or more TRSs represent not more than 20% of the value of our gross assets on each testing date, even though we might not have acquired or held such Fannie Mae multi-family securities, U.S. Treasury securities or other similar assets in the absence of that 20% value test. Additionally, the need to satisfy such 20% value test may require dividends to be distributed by one or more TRSs to us at times when it may not be beneficial to do so. We may, in turn, distribute all or a portion of such dividends to our stockholders at times when we might not otherwise wish to declare and pay such dividends. These dividends when received by non-corporate U.S. stockholders generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. TRS distributions classified as dividends, however, will generally constitute qualifying income for purposes of the 95% gross income test but not qualifying income for purposes of the 75% gross income test. It is possible that we may wish to distribute a dividend from a TRS to ourselves in order to reduce the value of TRS securities below 20% of our assets, but be unable to do so without violating the requirement that 75% of our gross income in the taxable year be derived from real estate assets and certain other sources. Although there are other measures we can take in such circumstances in order to remain in compliance with REIT requirements, there can be no assurance that we will be able to comply with both of these tests in all market conditions.

Finally, we may use a TRS to conduct servicing or other activities that give rise to fees or other similar income, the receipt of which, beyond certain limits, would be inconsistent with our continued qualification as a REIT. In that event, such income less the expenses associated with the business that produced it would be subject to U.S. federal income tax at the regular corporate rate.

REIT distribution requirements could adversely affect our ability to execute on our strategies and may require us to incur debt, sell assets or take other actions to make such distributions.

In order to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes, we must distribute to our stockholders, each calendar year, at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we would incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax law.

We intend to distribute our net income in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax. Our taxable income may substantially exceed our net income as determined by GAAP or differences in timing between the recognition of taxable income and the actual receipt of cash may occur, in which case we may have taxable income in excess of cash flow from our operating activities. In such event, we may generate less cash flow than taxable income in a particular year. In such circumstances, in order to satisfy the distribution requirement and to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax in that year, we may be required to: (1) sell assets in adverse market conditions; (2) borrow on unfavorable terms; (3) distribute amounts that would otherwise be invested in our target assets consistent with our strategy, capital expenditures or repayment of debt; or (4) make a taxable distribution of shares of our common stock as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash. Thus, in order to satisfy the distribution requirement or to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax, we may be required to take actions that may not otherwise be advisable given existing market conditions which actions may hinder our ability to grow, which could materially and adversely affect us.

Ordinary dividends payable by REITs do not generally qualify for the reduced tax rates applicable to certain corporate dividends.

The Code provides for a 20% maximum federal income tax rate for dividends paid by regular United States corporations to eligible domestic shareholders that are individuals, trusts or estates. Dividends paid by REITs are generally not eligible for these reduced rates. H.R. 1, commonly known as the 2017 Tax Cuts and Job Act (the "Tax Act"), which was enacted on December 22, 2017, generally may allow domestic shareholders to deduct from their taxable income one-fifth of the REIT ordinary dividends payable to them for taxable years beginning after December 31, 2017 and before January 1, 2026. To qualify for this deduction, the shareholder receiving such dividend must hold the dividend-paying REIT shares for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the shares become ex-dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. However, even if a domestic shareholder qualifies for this deduction, the effective rate for such REIT dividends still remains higher than rates for regular corporate dividends paid to high-taxed individuals. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive as a federal income tax matter than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the stock of REITs, including our common shares.

We may have phantom income from our acquisition and holding of subordinated RMBS and CMBS and excess MSRs.

The tax accounting rules with respect to the timing and character of income and losses from our acquisition and holding of subordinated RMBS and CMBS may result in adverse tax consequences. We will be required to include in income accrued interest, original issue discount ("OID") and, potentially, market discount (each of which will be ordinary income), with respect to subordinated RMBS and CMBS we hold, in accordance with the accrual method of accounting. Income will be required to be accrued and reported, without giving effect to delays or reductions in distributions attributable to defaults or delinquencies on the underlying loans, except to the extent it can be established that such losses are uncollectible. Accordingly, we may incur a diminution in actual or projected cash flow in a given year as a result of an actual or anticipated default or delinquency, but may not be able to take a deduction for the corresponding loss until a subsequent tax year. While we generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that OID must continue to be accrued in spite of its uncollectibility until our investments in subordinated RMBS and CMBS are disposed of in a taxable transaction or become worthless.

In addition to the foregoing, we intend to treat excess MSRs that we acquire as ownership interests in the interest payments made on the underlying pool of mortgage loans, akin to an "interest only" stripped coupon. Under this treatment, for purposes of determining the amount and timing of taxable income, each excess MSR is treated as a bond that was issued with OID on the date we acquired such excess MSR. In general, we will be required to accrue OID based on the constant yield to maturity of each excess MSR, and to treat such OID as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an excess MSR will be determined, and we will be taxed based on, a prepayment assumption regarding future payments due on the mortgage loans underlying the excess MSR. If the mortgage loans underlying an excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of OID will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an excess MSR that exceeds the amount of cash collected in respect of that excess MSR. Furthermore, it is possible that, over the life of the investment in an excess MSR, the total amount we pay for, and accrue with respect to, the excess MSR may exceed the total amount we collect on such excess MSR. No assurance can be given as to when we will be entitled to a loss or deduction for such excess and whether that loss will be a capital loss or an ordinary loss.

Due to each of these potential differences between income recognition or expense deduction and related cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other actions to satisfy the REIT distribution requirements for the taxable year in which this "phantom income" is recognized.

We are dependent on external sources of capital to finance our growth.

As with other REITs, but unlike corporations generally, our ability to finance our growth must largely be funded by external sources of capital because we generally have to distribute to our stockholders 90% of our REIT taxable income in order to qualify as a REIT and 100% of REIT taxable income in order to avoid U.S. federal corporate income tax and a 4% nondeductible excise tax. Our access to external capital depends upon a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings, cash distributions, and the market price of our common stock.

Our stockholders may be required to recognize excess inclusion income unless we do not distribute such income and pay corporate income tax on it.

We may engage in securitization transactions that result in our holding one or more REMIC "residual interests" that give rise to excess inclusion income ("EII").

We may also issue bonds secured directly or indirectly by mortgage loans ("Securitized Bonds") to investors in a "time-tranched," sequential pay format, in a taxable mortgage pool ("TMP") structure economically similar to sequential pay RMBS and CMBS issued in REMIC securitization transactions. In the case of the issuance of Securitized Bonds, we will be required to hold an interest in such securitizations that is equivalent to a residual interest in a REMIC. Under special rules applicable to REITs that own a TMP, a portion of our income will be treated as if it were EII derived from a REMIC residual interest.

While we do not intend to distribute EII to our stockholders, and intend to hold any REMIC residual interests that give rise to EII through a TRS and to retain, and to pay corporate income tax on, EII from TMPs, there can be no assurance that we will be able to do so in all situations and that our stockholders will not receive distributions of EII. Additionally, the manner in which EII is calculated, or would be distributed to stockholders, is unclear under current law, and shareholders may be required to take into account EII or the amount taken into account by one or more shareholders could be significantly increased if the IRS were to successfully challenge our method of calculating EII. If EII is distributed by us, a stockholder's share of such EII (1) cannot be offset by any net operating losses otherwise available to such stockholder, (2) is generally subject to tax as unrelated business taxable income ("UBTI") in the hands of stockholders that are otherwise generally exempt from U.S. federal income tax but are subject to UBTI taxation, and (3) results in the application of U.S. federal income tax withholding at the maximum rate, without reduction under any otherwise applicable income tax treaty or other exemption, to the extent distributed to non-U.S. stockholders that are not agencies or instrumentalities of a foreign government. To the extent that EII is allocable to tax-exempt stockholders that are not subject to UBTI (such as domestic or foreign government entities or public pension funds), we would incur a corporate-level tax on such income, and, in that case, we may reduce the amount of distributions to those stockholders that gave rise to the tax.

Complying with REIT requirements may cause us to forego otherwise attractive investment opportunities.

In order to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes, we must on a continuing basis satisfy various tests on an annual and quarterly basis regarding the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders, and the ownership of our stock. To meet these tests, we may be required to forgo investments we might otherwise make. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our investment performance and materially and adversely affect us.

Complying with REIT requirements may force us to liquidate otherwise profitable assets, which could materially and adversely affect us.

In order to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, and designated real estate assets, including certain mortgage loans and stock in other REITs. Subject to certain exceptions, our ownership of securities, other than government securities and securities that constitute real estate assets, generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets, other than government securities and securities that constitute real estate assets, can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. We generally do not intend, and as the sole owner of the general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe would cause us to fail to satisfy the asset tests described above. However, if we fail to comply with these requirements at the end of any calendar quarter after the first calendar quarter for which we qualified as a REIT, we must generally correct such failure within 30 days after the end of such calendar quarter to prevent us from losing our REIT qualification. As a result, we may be required to liquidate otherwise profitable assets prematurely, which could reduce the return on our assets, which could materially and adversely affect us.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

We have entered into financing arrangements that are structured as sale and repurchase agreements pursuant to which we would nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings which are secured by the assets sold pursuant thereto. We believe that we are treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we do not own the assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

We may choose to make distributions to our stockholders in our own stock, in which case our stockholders could be required to pay income taxes in excess of the cash dividends they receive.

We may distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay U.S. federal income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells shares of our common stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of shares of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of shares of our common stock.

Even though we have elected, and intend to qualify to be taxed, as a REIT, we may be required to pay certain taxes.

Even though we have elected, and intend to qualify to be taxed, as a REIT for U.S. federal income tax purposes, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including, but not limited to, taxes on any undistributed income and prohibited transactions, taxes on income from activities conducted as a result of a foreclosure, franchise, property and transfer taxes, including mortgage recording taxes, and taxes as a result of failure to satisfy certain REIT qualification requirements. In addition, we may hold some of our assets through wholly-owned TRSs. Our TRSs and any other taxable corporations in which we own an interest are subject to U.S. federal, state and local corporate taxes (including potentially a 15% AMT on the AFSI of TRSs whose three-year average AFSI exceeds $1 billion). Payment of these taxes generally would reduce our cash flow and the amount available to distribute to our stockholders, which could materially and adversely affect us.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code limit the ability of a REIT to hedge its liabilities. Any income from a hedging transaction we enter into either (i) to manage risk of interest rate or price changes with respect to borrowings made or to be made to acquire or carry real estate assets, (ii) to manage risk of currency fluctuations with respect to items of income that qualify for purposes of the REIT 75% or 95% gross income tests or assets that generate such income or (iii) to hedge another instrument that hedges risks described in clause (i) or (ii) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the instrument, and provided that, in each case, the applicable hedging instrument is properly identified under applicable U.S. Treasury regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that a REIT enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of otherwise advantageous hedging techniques or implement those hedges through a TRS. The use of a TRS could increase the cost of our hedging activities (because the TRS would be subject to tax on income or gain resulting from hedges entered into by it) or expose us to greater risks than we would otherwise incur.

General Risk Factors

Future sales of shares of our common stock or other securities convertible into shares of our common stock could cause the market value of shares of our common stock to decline and could result in dilution of existing shares.

In connection with the closing of our IPO and a concurrent private placement of shares of our common stock, we entered into registration rights agreements with our pre-IPO investors and the investor in our concurrent private placement, respectively. We also entered into a registration rights agreement with respect to any equity-based awards that we may grant to our Manager under our 2021 Equity Incentive Plan. Registration of these shares under the Securities Act of 1933 (the "Securities Act") would result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon effectiveness of the registration statement.

In addition, a substantial amount of shares of our common stock held by our pre-IPO investors and the investor in our concurrent private offering have become eligible for resale, subject to the requirements of Rule 144 under the Securities Act.

Sales of substantial amounts of shares of our common stock (including shares of our common stock issued upon the exchange of limited partnership interests) could cause the market price of shares of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of shares of our common stock, or the availability of shares of our common stock for future sales, on the value of shares of our common stock. Sales of substantial amounts of shares of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for shares of our common stock.

Future offerings of debt securities, which would rank senior to shares of our common stock upon our bankruptcy or liquidation, and future offerings of equity securities which would dilute the common stock holdings of our existing stockholders and may be senior to shares of our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of shares of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities (or causing our operating partnership to issue debt securities) or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities, our preferred stock, if issued, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of shares of our common stock. Any preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay a dividend or other distribution to the holders of shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of shares of our common stock bear the risk of our future offerings reducing the market price of shares of our common stock and diluting their stock holdings in us.

Our stockholders' ability to control our operations is limited and our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election without the approval of our stockholders.

Our Board of Directors oversees the business and affairs of our company and determines our strategies, including our strategies regarding investments, financing, growth, debt capitalization and distributions. Our Board of Directors may amend or revise these and other strategies without a vote of our stockholders. In addition, our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT. Accordingly, our stockholders' ability to control our operations is limited, which could negatively affect the value of our common stock.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our core market, our stock price and trading volume could decline.

The trading market for shares of our common stock may rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Terrorist attacks, other acts of violence or war, civil unrest, or a pandemic, or U.S. consumers' fear of such events may cause a prolonged economic slowdown, which would affect the real estate industry generally and our business, financial condition, and results of operations.

We cannot predict the severity of the effect that potential terrorist attacks, other acts of violence or war, civil unrest, or a pandemic, or U.S. consumers' fears of such events, may have on the U.S. economy and on our business, financial condition, and results of operations. We may suffer losses as a result of the adverse impact of any of these events, and these losses may adversely impact our performance and may cause the market value of shares of our common stock to decline or be more volatile. A prolonged economic slowdown, a recession, or declining real estate values could impair the performance of our investments and harm our financial condition and results of operations, increase our funding costs, limit our access to the capital markets, or result in a decision by lenders not to extend credit to us. Losses resulting from these types of events may not be fully insurable.

The absence of affordable insurance coverage for these types of events may adversely affect the general real estate lending market, lending volume and the market's overall liquidity and may reduce the number of suitable investment opportunities available to us and the pace at which we are able to make investments. If the borrowers and/or properties underlying our interests are unable to obtain affordable insurance coverage, the value of our interests could decline, and in the event of an uninsured loss, we could lose all or a portion of our investment.

The obligations associated with being a public company require significant resources and attention from our Manager's senior management team.

As a public company with listed equity securities, we are required to comply with various laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and requirements of the NYSE. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls over financial reporting. In addition, Section 404 of the Sarbanes-Oxley Act requires us to evaluate and report on our internal control over financial reporting and, beginning with this Annual Report on Form 10-K now that we are a Smaller Reporting Company and an accelerated filer, have our independent auditors annually attest to our evaluation, as well as issue their own opinion on our internal control over financial reporting. We cannot be certain if the scaled SEC reporting options available to Smaller Reporting Companies will make our common stock less attractive to investors, which could make the market price and trading volume of shares of our common stock be more volatile and decline significantly.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining an effective system of internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require our Manager to devote significant time and us to incur significant expense to remediate any such material weaknesses or significant deficiencies and our Manager may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our financial results, which could materially and adversely affect us.

As a public company with listed equity securities, we also are required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with, or submit to, the SEC is recorded, processed, summarized, and reported, within the time periods specified by the SEC. They include controls and procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, the SEC is accumulated and communicated to management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Designing and implementing effective disclosure controls and procedures is a continuous effort that requires significant resources and devotion of time. We may discover deficiencies in our disclosure controls and procedures that may be difficult or time consuming to remediate in a timely manner.

These reporting and other obligations place significant demands on us and our Manager's senior management team, administrative, operational, and accounting resources and cause us to incur significant expenses. From time to time, we may need to upgrade our systems or create new systems, implement additional financial and other controls, reporting systems and procedures, and outsource an effective internal audit function. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to public companies could be impaired.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Angel Oak Capital, an affiliate of our Manager, has engaged a third-party managed information technology service provider (the "IT Service Provider"), to serve as Angel Oak Capital's dedicated information technology manager. We have no employees and are externally managed by our Manager, an affiliate of Angel Oak Capital, and as such rely on our Manager for the implementation and execution of our risk management program, and, as it pertains to the assessment, identification, and management of material risks from cybersecurity threats, our Manager relies on the IT Servicer Provider. As an affiliate of Angel Oak Capital, our Manager is subject to and participates in the cybersecurity policies and procedures of Angel Oak Capital. The IT Service Provider provides Angel Oak Capital a system and organization controls report on itself consistent with SOC 2® as part of annual reviews of the IT Service Provider.

As part of its overall enterprise risk management program, Angel Oak Capital has developed an information security framework (the "Cybersecurity Program"). The purpose of the Cybersecurity Program is to mitigate the risks associated with unauthorized attempts to access Angel Oak Capital's (including our) network for unintended purposes. The Cybersecurity Program is used to assess and understand risks involving information systems and to provide controls and procedures for mitigating those risks and promptly responding to cybersecurity threats and incidents.

The IT Service Provider has implemented processes and procedures to assess, identify, manage and protect against material risks from cybersecurity threats including 24/7 network monitoring, ongoing vulnerability and penetration assessments, and employee security awareness training.

The IT Service Provider provides Angel Oak Capital with regularly scheduled status reports, including summaries of vulnerabilities, any cybersecurity threats or incidents and the status of responses, and meets with Angel Oak Capital's Chief Operating Officer and Angel Oak Capital's Head of Information Technology (the "Head of IT") on a regular basis to review the reports and the IT Service Provider's services.

In addition, the IT Service Provider and Angel Oak Capital have established a notification and escalation framework, based on the severity of a cybersecurity threat or incident, to determine when and to whom the IT Service Provider will provide notifications regarding cybersecurity threats or incidents. The framework includes notification to the Head of IT. Depending on their nature, incidents may also be reported to members of our management, the Audit Committee of our Board of Directors and to our full Board of Directors, as appropriate. In addition to its engagement of the IT Service Provider, we and/or Angel Oak Capital may engage other third parties, including auditors and consultants, to perform assessments or audits of our and/or its cybersecurity policies and procedures and/or to assist with the evaluation of a cybersecurity threat or incident, among other matters.

As of the date of this filing, we have not experienced any risks from cybersecurity threats that have materially affected, or are reasonably likely to materially affect, us, including our business strategy, results of operations or financial condition. However, future threats or incidents could have a material impact on our business strategy, results of operations or financial condition. For a discussion of the risks we face from cybersecurity threats, including those that could materially affect us, see "Item 1A. Risk Factors—Risks Related to Our Company—"Maintaining cybersecurity and data security is important to our business and a breach of our cybersecurity or data security could result in serious harm to our reputation and have a material adverse impact on our business and financial results" and "We are highly dependent on information systems, and system failures could significantly disrupt our business, which may, in turn, have a material adverse effect on us."

We maintain a cybersecurity insurance policy to mitigate risks associated with cybersecurity incidents.

Governance

Our Board of Directors holds oversight responsibility over our risk management process, including material risks related to cybersecurity threats. Our Board of Directors administers this oversight function through its committees, including the Audit Committee and the Affiliated Transactions and Risk Committee. A key part of the Audit Committee's responsibility is overseeing the cybersecurity program.

Certain representatives of Angel Oak Capital, including our Manager, periodically report to the Audit Committee as well as to the full Board of Directors, as appropriate, on cybersecurity matters, primarily through presentations by the Head of IT. Such reporting includes updates on the Cybersecurity Program as it impacts us, the reports and services provided by the IT Service Provider, the external threat environment, risk management strategies and any cybersecurity threats or incidents. Presentations to the Audit Committee or the full Board of Directors may also be provided from time to time by the IT Service Provider or another third party firm providing cybersecurity-related services for us or Angel Oak Capital, including our Manager, as deemed necessary or appropriate. The Audit Committee reports to the full Board of Directors regarding its activities, including those related to cybersecurity.

In addition, the Cybersecurity Program provides for the notification and escalation of identified cybersecurity threats and incidents, with different severity thresholds triggering notification to different recipient groups, including, as appropriate, to members of our management, the Audit Committee and to our full Board of Directors. In the event we or Angel Oak Capital, including our Manager, experiences a cybersecurity incident that materially affects, or is reasonably likely to materially affect, us, members of our management and of our Manager would review the incident with the Audit Committee to consider whether and to what extent disclosure would be required under Item 1.05 of Form 8-K.

Item 2. Properties

As of December 31, 2023, we did not own any property. Our principal offices are located in space leased by an affiliate of our Manager at 3344 Peachtree Road Northeast, Suite 1725, Atlanta, Georgia 30326.

Item 3. Legal Proceedings

None.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

On June 17, 2021, our common stock began trading on the NYSE under the symbol "AOMR." As of March 1, 2024, there were 17 holders of record of our common stock. This does not include the number of stockholders that hold shares in "street name" through banks or broker-dealers.

Dividends

We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income, as adjusted.

Any distributions we make to our stockholders will be at the discretion of our Board of Directors and will depend on our earnings, financial condition, liquidity, debt covenants, maintenance of our REIT qualification, applicable law, and such other factors as our Board of Directors may deem relevant from time to time. Our earnings, financial condition, and liquidity will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses, and any other expenditures.

We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although a portion of the distributions may be designated by us as capital gain or may constitute a return of capital. We furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, or capital gains.

To the extent that in respect of any calendar year, cash available for distribution is less than our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, we could be required to sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. For more information regarding risk factors that could materially adversely affect our actual results of operations, see Part I. Item IA. "Risk Factors."

There were no issuer purchases of equity securities made by us during the year ended December 31, 2023.

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities during the quarter ended December 31, 2023.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our historical consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis, including information with respect to our business strategies, our expectations regarding the future performance of our business, and the other non-historical statements contained herein, are forward-looking statements. Our actual results may differ materially from those anticipated in any forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and "Special Note Regarding Forward-Looking Statements" elsewhere in this Annual Report on Form 10-K.

General

Angel Oak Mortgage REIT, Inc. is a real estate finance company focused on acquiring and investing in first lien non-QM loans and other mortgage-related assets in the U.S. mortgage market. Our strategy is to make credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from Angel Oak's proprietary mortgage lending platform, Angel Oak Mortgage Lending, which currently operates primarily through a wholesale channel and has a national origination footprint. We also may invest in other residential mortgage loans, RMBS, and other mortgage-related assets, which, collectively with non-QM loans, we refer to as our target assets. Further, we may identify and acquire our target assets through the secondary market when market conditions and asset prices are conducive to making attractive purchases. Our objective is to generate attractive risk-adjusted returns for our stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles.

We are externally managed and advised by our Manager, Falcons I, LLC, a registered investment adviser under the Investment Advisers Act of 1940 and an affiliate of Angel Oak Capital, a leading alternative credit manager with market leadership in mortgage credit that includes asset management, lending and capital markets. Angel Oak Mortgage Lending, an affiliated Angel Oak mortgage origination platform, is a market leader in non-QM loan production and, as of December 31, 2023, had originated over $18.6 billion in total non-QM loan volume since its inception in 2011.

Through our relationship with our Manager, we benefit from Angel Oak's vertically integrated platform and in-house expertise, providing us with the resources that we believe are necessary to generate attractive risk-adjusted returns for our stockholders. Angel Oak Mortgage Lending provides us with proprietary access to non-QM loans, as well as transparency over the underwriting process and the ability to acquire loans with our desired credit and return profile. We believe our ability to identify and acquire target assets through the secondary market is bolstered by Angel Oak's experience in the mortgage industry and expertise in structured credit investments. In addition, we believe we have significant competitive advantages due to Angel Oak's analytical investment tools, extensive relationships in the financial community, financing and capital structuring skills, investment surveillance capabilities, and operational expertise.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2019. Commencing with our taxable year ended December 31, 2019, we believe that we have been organized and operated, and we intend to continue to operate in conformity with the requirements for qualification and taxation as a REIT under the Code. Our qualification as a REIT, and maintenance of such qualification, depends on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels, and the concentration of ownership of our stock. We also intend to operate our business in a manner that will allow us to maintain our exclusion from regulation as an investment company under the Investment Company Act. Our common stock commenced trading on the New York Stock Exchange on June 17, 2021.

We expect to derive our returns primarily from the difference between the interest we earn on loans we invest in and our cost of capital, as well as the returns from bonds, including risk retention securities, that are retained after securitizing the underlying loan collateral.

Trends and Recent Developments

Overall macroeconomic environment and its effect on us

2023 saw the continuation of the federal funds rate increase cycle that began in March 2022, pushing the federal funds rate to its highest level since 2001 and driving uncertainty and apprehension across capital markets throughout the year. However, the Federal Reserve Bank (the "Fed") has held the rate steady since raising it by 25 basis points in its July meeting, and the Fed has indicated that it is likely at the peak of the rate hike cycle, citing a decrease in inflation from 6.4% to 3.1% from the beginning to the end of 2023. This generated positive momentum in fixed income markets in the fourth quarter of 2023, with expectations for a more constructive environment in 2024. Analysts are currently working to determine the timing and extent to which the Fed will cut interest rates, with each release of updated key economic data impacting expectations.

Residential mortgage rates have begun to respond to expectations of potential rate cuts, and decreased by seventy (70) basis points in the fourth quarter of 2023 compared to the prior quarter. From an annual perspective, the average conforming 30-year mortgage rate with no points averaged approximately 6.61% as of the end of 2023, representing a net increase of approximately 19 basis points when compared to the end of 2022. Mortgage applications were suppressed over the course of the year, but appear to have begun to rebound in early 2024, suggesting that homebuyers are beginning to acclimate to a higher rate environment. However, an expectation of near-term decreases in mortgage rates could cause potential homebuyers to delay their purchase in anticipation of more favorable terms.

Two-year and five-year Treasury yields capped off a volatile year with overall decreases of (17) basis points and (16) basis points, respectively, compared to the end of 2022. Ending the year at 4.25%, the two-year Treasury saw a high of 5.22% and a low of 3.78% over the course of the year. Similarly, the five-year Treasury ended the year at 3.85% while observing a high of 4.96% and a low of 3.31% over the course of the year. These rates are key benchmarks for the valuation of our portfolio, and drove corresponding volatility in our asset pricing. The weighted average price of our residential whole loans portfolio increased by 5.79 percentage points versus the third quarter to 98.23% of par (including newly-originated loan purchases during the quarter), and increased 9.02 percentage points over the course of the year. Additionally, the weighted average coupon of our residential whole loans portfolio increased by 95 basis points versus the third quarter, and by 198 basis points versus the end of 2022, to 6.78% as of December 31, 2023. We expect to continue to purchase newly originated loans, which should continue to improve portfolio valuations and securitization execution.

Our investment performance

Net Interest Margin ("NIM"). We held fewer target assets over the course of 2023 as compared to 2022, thereby generating less interest income. Though our borrowings decreased as well, higher variable interest rates associated with our notes payable and repurchase financing facilities caused our interest expense to increase, compressing our NIM for 2023 as compared to 2022.

Net realized loss. Our net realized loss for the year ended December 31, 2023 was primarily driven by our participation in co-mingled securitizations with other Angel Oak entities (AOMT 2023-1, AOMT 2023-5, and AOMT 2023-7). Because these securitizations did not result in the consolidation of VIE entities, we recognized a loss on the sale of these loans; however, the realized losses were less than the previous period's unrealized losses for these loans, which drove overall positive GAAP net income for these securitizations.

Net unrealized gain. Our net unrealized gain for the year ended December 31, 2023 was driven by a more positive macroeconomic backdrop in 2023 as compared to 2022 which drove increased valuations of our target assets, as well as the reversal of the unrealized loss (and thereby the recognition of net realized loss as discussed above) on the sale of residential mortgage loans into the AOMT 2023-1, AOMT 2023-5, and AOMT 2023-7 securitizations. Additionally, we purchased $222.7 million of newly-originated, market coupon loans during 2023, which generally saw an appreciation in value as of the end of the year. The comparable period of 2022 saw unrealized losses related to valuation of residential and securitized loans driven by historic interest rate increases and interest rate spread widening.

Whole loans and securitization activity

During the year ended December 31, 2023, we purchased $222.7 million of newly-originated, current market coupon non-QM residential mortgage loans, with a weighted average coupon of 8.37%, weighted average loan-to-value of 70.1% and weighted average credit score of 754.

Subsequent to December 31, 2023, on March 12, 2024, we participated in AOMT 2024-3, an approximately $439.6 million scheduled principal balance securitization transaction backed by a pool of residential mortgage loans. We contributed loans with a scheduled principal balance of $48.7 million, with other Angel Oak entities contributing the remaining balance. We may strategically enter into similar securitizations with other Angel Oak entities in the future, and / or issue securitizations where we are the sole participant, as we did in 2023, 2022 and 2021, as further described below.

In January 2023, we participated in AOMT 2023-1, an approximately $580.0 million scheduled principal balance securitization backed by a pool of residential mortgage loans, to which we contributed loans with a scheduled unpaid principal balance of approximately $241.3 million. On June 29, 2023, we issued AOMT 2023-4, securitizing a total of approximately $285.0 million on unpaid principal balance of seasoned non-QM mortgage loans. On August 22, 2023, we participated in AOMT 2023-5, an approximately $260.6 million scheduled unpaid principal balance securitization backed by a pool of residential mortgage loans, to which we contributed loans with a scheduled principal balance of approximately $93.8 million. On December 19, 2023, we participated in AOMT 2023-7, an approximately $397 million unpaid scheduled principal balance securitization backed by a pool of residential mortgage loans, to which we contributed loans with a scheduled unpaid principal balance of approximately $42.0 million.

We issued AOMT 2023-4 as the sole participant in the securitization. As the primary beneficiary we have consolidated the AOMT 2023-4 securitization, maintaining the residential mortgage loans held in the securitization trust and the related financing obligation thereto on our consolidated balance sheet as of the applicable balance sheet date.

AOMT 2023-1, AOMT 2023-5, and AOMT 2023-7 were securitization transactions entered into with other Angel Oak affiliates, for which we are not considered to be a "primary beneficiary" of the applicable securitization vehicle. Therefore, the bonds retained from these securitizations, as well as from our securitizations prior to 2021, are held on our consolidated balance sheets as of December 31, 2023 and December 31, 2022. We may strategically enter into similar securitization transactions in the future.

Whole loan financing facilities activity

We continuously evaluate our lender base and may enter into new agreements and / or exit agreements as we deem prudent, in accordance with our core financial strategy of purchasing whole loans and financing them until securitized. See Liquidity and Capital Resources, for a full description of our financing arrangements. Our total borrowing capacity was $1.1 billion as of December 31, 2023. Highlights of whole loan financing facilities activity over 2023 are as follows:

- During the year ended December 31, 2023, we maintained the same whole loan financing facility lender base as of December 31, 2022, with the exception of the expiration of an unused line of credit with a regional bank in the first quarter of 2023 and the repayment of Institutional Investors A and B in the first quarter of 2023
- In the fourth quarter of 2023, the Company extended its loan financing facility with Multinational Bank 1 through June 25, 2024.
- In the fourth quarter of 2023, the Company converted its loan financing facility with Global Investment Bank 3 from static pool financing to a revolving facility with mark to market features. The interest rate spread on this facility decreased to 2.00% and the economic interest rate hedging account requirement was eliminated. The advance rate for performing non-seasoned loans increased to 85%.
- Subsequent to December 31, 2023, the Company extended its loan financing facility with Global Investment Bank 2 through May 2, 2024.

Key Financial Metrics

As a real estate finance company, we believe the key financial measures and indicators for our business are Distributable Earnings, Distributable Earnings Return on Average Equity, Book Value per Share of Common Stock, and Economic Book Value per Share of Common Stock.

Distributable Earnings

Distributable Earnings is a non-GAAP measure and is defined as net income (loss) allocable to common stockholders as calculated in accordance with generally accepted accounting principles in the United States of America ("GAAP"), excluding (1) unrealized gains and losses on our aggregate portfolio, (2) impairment losses, (3) extinguishment of debt, (4) non-cash equity compensation expense, (5) the incentive fee earned by our Manager, (6) realized gains or losses on swap terminations and (7) certain other nonrecurring gains or losses. We believe that the presentation of Distributable Earnings provides investors with a useful measure to facilitate comparisons of financial performance among our REIT peers, but has important limitations. We believe Distributable Earnings as described above helps evaluate our financial performance without the impact of certain transactions but is of limited usefulness as an analytical tool. As a REIT, we are generally required to distribute at least 90% of our annual REIT taxable income and to pay U.S. federal income tax at the regular corporate rate to the extent that we annually distribute less than 100% of such taxable income. Given these requirements and our belief that dividends are generally one of the principal reasons that stockholders invest in our common stock, generally we intend to attempt to pay dividends to our stockholders in an amount equal to our REIT taxable income, if and to the extent authorized by our Board of Directors. Distributable Earnings is one of a number of factors considered by our Board of Directors in declaring dividends and, while not a direct measure of REIT taxable income, over time, the measure can be considered a useful indicator of our dividends. Distributable Earnings should not be viewed in isolation and is not a substitute for net income computed in accordance with GAAP. Our methodology for calculating Distributable Earnings may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measures, and as a result, our Distributable Earnings may not be comparable to similar measures presented by other REITs.

We also use Distributable Earnings to determine the incentive fee, if any, payable to our Manager pursuant to the Management Agreement that we and our operating partnership entered into with our Manager upon the completion of our IPO on June 21, 2021. For information on the fees that are payable to our Manager under the Management Agreement, see Part II, Item 8, Note 12 – *Related Party Transactions* in our audited consolidated financial statements included in this Annual Report on Form 10-K.

Distributable Earnings were approximately $(28.1) million and $19.4 million for the years ended December 31, 2023 and 2022, respectively. The table below sets forth a reconciliation of net income allocable to common stockholders, calculated in accordance with GAAP, to Distributable Earnings for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	($ in thousands)	
Net income (loss) allocable to common stockholders	$ 33,714	$ (187,847)
Adjustments:		
Net unrealized (gains) losses on trading securities	(484)	—
Net unrealized (gains) losses on derivatives	16,985	(13,054)
Net unrealized (gains) losses on residential loans in securitization trusts and non-recourse securitization obligation	(15,890)	67,401
Net unrealized (gains) losses on residential loans	(64,009)	146,347
Net unrealized (gains) losses on commercial loans	(91)	844
Non-cash equity compensation expense	1,689	5,753
Distributable Earnings	$ (28,086)	$ 19,444

Distributable Earnings Return on Average Equity

Distributable Earnings Return on Average Equity is a non-GAAP measure and is defined as annual or annualized Distributable Earnings divided by average total common stockholders' equity. We believe that the presentation of Distributable Earnings Return on Average Equity provides investors with a useful measure to facilitate comparisons of financial performance among our REIT peers, but has important limitations. Additionally, we believe Distributable Earnings Return on Average Equity provides investors with additional detail on the Distributable Earnings generated by our invested equity capital. We believe Distributable Earnings Return on Average Equity as described above helps evaluate our financial performance without the impact of certain transactions but is of limited usefulness as an analytical tool. Therefore, Distributable Earnings Return on Average Equity should not be viewed in isolation and is not a substitute for net income computed in accordance with GAAP. Our methodology for calculating Distributable Earnings Return on Average Equity may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measures, and as a result, our Distributable Earnings Return on Average Equity may not be comparable to similar measures presented by other REITs. Set forth below is our computation of Distributable Earnings Return on Average Equity for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	($ in thousands)	
Distributable Earnings	$ (28,086)	$ 19,444
Average total common stockholders' equity	$ 240,524	$ 355,944
Distributable Earnings Return on Average Equity	(11.68)%	5.46 %

Book Value per Share of Common Stock

The following table sets forth the calculation of our book value per share of common stock as of each quarter-end date of 2023 and as of December 31, 2022:

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
	(in thousands except for share and per share data)				
Common stockholders' equity	$ 256,106	$ 231,802	$ 232,676	$ 244,379	$ 236,479
Number of shares of common stock outstanding at period end	24,965,274	24,955,566	24,924,886	24,925,357	24,925,357
Book value per share of common stock	$ 10.26	$ 9.29	$ 9.34	$ 9.80	$ 9.49

Economic Book Value per Share of Common Stock

"Economic book value" is a non-GAAP financial measure of our financial position. To calculate our economic book value, the portions of our non-recourse financing obligation held at amortized cost are adjusted to fair value. These adjustments are also reflected in the table below in our end of period total stockholders' equity. Management considers economic book value to provide investors with a useful supplemental measure to evaluate our financial position as it reflects the impact of fair value changes for our legally held retained bonds, irrespective of the accounting model applied for GAAP reporting purposes. Economic book value does not represent and should not be considered as a substitute for book value per share of common stock or stockholders' equity, as determined in accordance with GAAP, and our calculation of this measure may not be comparable to similarly titled measures reported by other companies.

The following table sets forth a reconciliation from GAAP total stockholders' equity and book value per share of common stock to economic book value and economic book value per share of common stock as of each quarter-end date of 2023 and as of December 31, 2022:

	December 31, 2023		September 30, 2023		June 30, 2023		March 31, 2023		December 31, 2022
	(in thousands except for share and per share data)								
GAAP total common stockholders' equity for book value per share of common stock	$	256,106	$	231,802	$	232,676	$	244,379	$	236,479
Adjustments:									
Fair value adjustment for securitized debt held at amortized cost		81,942		97,592		95,326		89,284		90,348
Stockholders' equity including economic book value adjustments	$	338,048	$	329,394	$	328,002	$	333,663	$	326,827
Number of shares of common stock outstanding at period end		24,965,274		24,955,566		24,924,886		24,925,357		24,925,357
Book value per share of common stock	$	10.26	$	9.29	$	9.34	$	9.80	$	9.49
Economic book value per share of common stock	$	13.54	$	13.20	$	13.16	$	13.39	$	13.11

Results of Operations

Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022

The following table sets forth a summary of our results of operations for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	(in thousands)	
INTEREST INCOME, NET		
Interest income	$ 95,953	$ 115,544
Interest expense	67,052	63,024
NET INTEREST INCOME	28,901	52,520
REALIZED AND UNREALIZED GAINS (LOSSES), NET		
Net realized gain (loss) on mortgage loans, derivative contracts, RMBS, and CMBS	(37,526)	(8,717)
Net unrealized gain (loss) on mortgage loans, debt at fair value option (see Note 3), and derivative contracts	63,489	(201,753)
TOTAL REALIZED AND UNREALIZED GAINS (LOSSES), NET	25,963	(210,470)
EXPENSES		
Operating expenses	7,474	12,179
Operating expenses incurred with affiliate	2,105	3,096
Due diligence and transaction costs	310	1,376
Stock compensation	1,689	5,753
Securitization costs	2,484	3,137
Management fee incurred with affiliate	5,842	7,799
Total operating expenses	19,904	33,340
INCOME (LOSS) BEFORE INCOME TAXES	34,960	(191,290)
Income tax expense (benefit)	1,246	(3,457)
NET INCOME (LOSS)	33,714	(187,833)
Preferred dividends	—	(14)
NET INCOME (LOSS) ALLOCABLE TO COMMON STOCKHOLDERS	$ 33,714	$ (187,847)
Other comprehensive income (loss)	16,152	(24,127)
TOTAL COMPREHENSIVE INCOME (LOSS)	$ 49,866	$ (211,974)

Net Interest Income

The following table sets forth the components of net interest income for the years ended December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
	(in thousands)			
Interest income	Interest income / expense	Average balance	Interest income / expense	Average balance
Residential mortgage loans	$ 23,951	$ 443,781	$ 51,634	$ 1,082,632
Residential mortgage loans in securitization trusts	54,494	1,128,332	48,022	1,004,632
Commercial mortgage loans	541	7,525	1,137	15,392
RMBS and Majority-Owned Affiliates	12,304	175,291	13,613	384,038
CMBS	1,315	6,434	778	8,886
U.S. Treasury Securities	1,462	39,001	8	46,153
Other interest income [1]	1,886	37,549	352	41,684
Total interest income	95,953		115,544	
Interest expense				
Notes payable	26,042	366,032	35,621	916,772
Non-recourse securitization obligation, collateralized by residential mortgage loans	36,638	1,080,156	25,654	967,787
Repurchase facilities	4,372	89,726	1,749	155,856
Total interest expense	67,052		63,024	
Net interest income	$ 28,901		$ 52,520	

[1] Primarily comprised of interest received on cash deposits, including interest earned on margin cash collateral.

Net interest income for the years ended December 31, 2023 and 2022 was $28.9 million and $52.5 million, respectively. Net interest income decreased by approximately $23.6 million for the year ended December 31, 2023 as compared to 2022, primarily due to lower residential mortgage loan and RMBS asset balances, partially offset by increased interest income from residential mortgage loans in securitization trusts and U.S. Treasury Securities. Additionally, interest expense increased for the year ended December 31, 2023 as compared to 2022 due to increases in the floating interest rates associated with this debt despite lower notes payable and repurchase facility borrowings.

Total Realized and Unrealized Gains (Losses)

The components of total realized and unrealized gains (losses), net for the years ended December 31, 2023 and 2022 are set forth as follows:

	December 31, 2023	December 31, 2022
	(in thousands)	
Realized and unrealized gain (loss) on residential mortgage loans	$ 26,564	$ (213,528)
Realized and unrealized gain (loss) on residential loans held in securitization trusts, net of non-recourse securitization obligation	13,031	(71,526)
Realized loss on RMBS	(2,152)	(10,820)
Realized and unrealized gain (loss) on Whole Pool Agency RMBS	(16,458)	—
Realized loss on CMBS	(260)	(1,520)
Realized and unrealized gain (loss) on commercial mortgage loans	121	(1,296)
Unrealized appreciation (depreciation) on interest rate futures	(3,948)	2,939
Realized and unrealized gain (loss) on TBAs	3,486	17,411
Realized gain on interest rate futures	5,493	67,870
Realized and unrealized loss on U.S. Treasury Securities	86	—
Total realized and unrealized gains (losses), net	$ 25,963	$ (210,470)

For the years ended December 31, 2023 and 2022, total realized and unrealized gains (losses), net, were a gain of $26.0 million and a loss of $210.5 million, respectively. For the year ended December 31, 2023, an increase in mark-to-market valuations on our portfolios of residential mortgage loans and loans in securitization trust were the primary drivers of the total unrealized gain, offset by realized and unrealized losses on whole pool agency residential mortgage-backed securities ("Whole Pool Agency RMBS"). Comparatively, for the year ended December 31, 2022, residential mortgage loan valuations decreased dramatically, driving the majority of the total realized and unrealized loss.

Expenses

Operating Expenses

For the years ended December 31, 2023 and 2022, our operating expenses were $7.5 million and $12.2 million, respectively. Our operating expenses decreased compared to the comparative period due to cost savings actions such as in-sourcing of key accounting functions, vendor contract negotiations, and a decrease in servicing fees associated with servicing our whole loans portfolios.

Due Diligence and Transaction Costs

For the years ended December 31, 2023 and 2022, our due diligence and transaction costs were $0.3 million and $1.4 million, respectively. Our due diligence and transaction expenses decreased over the comparative period as we negotiated improved pricing and purchased fewer whole loans in the year ended December 31, 2023 as compared to 2022.

Stock Compensation

For the years ended December 31, 2023 and 2022, our stock compensation expense was $1.7 million and $5.8 million, respectively. The primary driver of this decrease is a one-time expense resulting from the accelerated vesting of stock awards for our former Chief Executive Officer and President, due to his separation from the Company, in accordance with the Company's Executive Severance and Change in Control Plan (the "Executive Severance Agreement"). Our restricted stock awards generally vest over one, three, or four years (depending on the tranche of award), commencing on the one year anniversary of the grant date.

Operating Expenses Incurred with Affiliate

For the years ended December 31, 2023 and 2022, our operating expenses incurred with affiliate were $2.1 million and $3.1 million, respectively. These expenses, which are substantially comprised of payroll reimbursements to our Manager, decreased during the comparative period primarily due to the separation of our former Chief Executive Officer and President in 2022.

Securitization expenses

For the year ended December 31, 2023 and 2022, our securitization expenses were $2.5 million and $3.1 million, respectively. The expenses incurred during the year ended December 31, 2023 are related to the AOMT 2023-1, AOMT 2023-4, AOMT 2023-5, and AOMT 2023-7 securitizations. The securitization costs incurred for the comparable period in 2022 were associated with the AOMT 2022-1 and AOMT 2022-4 securitizations.

Management Fee Incurred with Affiliate

For the years ended December 31, 2023 and 2022, our management fee incurred with affiliate was $5.8 million and $7.8 million, respectively. The decrease is due to the decline in our average Equity (as defined in the Management Agreement) for the year ended December 31, 2023 as compared to the same period in 2022. The calculation of Equity for the purposes of the Management Agreement includes the addition of Distributable Earnings, which is the primary departure from the calculation of equity in accordance with GAAP, which has caused Equity (as defined in the Management Agreement) to decrease.

Income Taxes

During the year ended December 31, 2023, we recorded an income tax expense of approximately $1.2 million based on our income taxes arising from income associated with assets held in our TRS. During the year ended December 31, 2022, we incurred an income tax benefit of approximately $3.5 million based on an expectation of a potential recovery of income taxes arising from losses associated with assets held in our TRS.

Our Portfolio

As of December 31, 2023, our portfolio consisted of approximately $2.1 billion of residential mortgage loans, RMBS, and other target assets. Certain of these portfolio assets are located in states such as Florida and California where natural disasters such as hurricanes and earthquakes may occasionally occur. We require all of our collateral to be adequately insured. The graphs in the subsequent detail of residential mortgage loans, residential mortgage loans held in securitization trusts, and residential mortgage loans underlying RMBS issuances show the percentage of residential mortgage loans held in each state where there is a concentration of loans.

The following table sets forth additional information regarding our portfolio, including the manner in which our equity capital was allocated among investment types, as of December 31, 2023:

	Fair Value		Collateralized Debt		Allocated Capital	% of Total Capital
Portfolio:			*($ in thousands)*			
Residential mortgage loans	$	380,040	$	290,610	$ 89,430	34.9 %
Residential mortgage loans in securitization trust		1,221,067		1,169,154	51,913	20.3 %
Total whole loan portfolio	$	1,601,107	$	1,459,764	$ 141,343	55.2 %
Investment securities						
RMBS	$	472,058	$	44,643	$ 427,415	166.9 %
U.S. Treasury Securities		149,927		149,013	914	0.4 %
Investment in Majority-Owned Affiliates		16,232		—	16,232	6.3 %
Total investment securities	$	638,217	$	193,656	$ 444,561	173.6 %
Total investment portfolio	$	2,239,324	$	1,653,420	$ 585,904	228.8 %
Target assets [1]	$	2,089,397	$	1,653,420	$ 585,904	228.8 %
Cash	$	41,625	$	—	$ 41,625	16.2 %
Other assets and liabilities [2]		(371,423)		—	(371,423)	(145.0)%
Total	$	1,909,526	$	1,653,420	$ 256,106	100.0 %

[1] "Target assets" as defined by us excludes U.S. Treasury securities.

[2] Other assets and liabilities presented is calculated as a net liability substantially comprised of $392.0 million due to broker for our quarter-end purchase of certain Freddie Mac and Fannie Mae-issued Whole Pool Agency RMBS, and excluding the portion of "other assets" which includes our investment in a Majority-Owned Affiliates, which is considered a target asset. Additionally, other assets includes $5.2 million of commercial loans and $6.6 million of CMBS.

As of December 31, 2022, our portfolio consisted of approximately $2.9 billion of residential mortgage loans, RMBS, and other target assets. The following table sets forth additional information regarding our portfolio including the manner in which our equity capital was allocated among investment types, as of December 31, 2022:

	Fair Value		Collateralized Debt		Allocated Capital		% of Total Capital
Portfolio:			*($ in thousands)*				
Residential mortgage loans	$	770,982	$	639,870	$	131,112	55.4 %
Residential mortgage loans in securitization trust		1,027,442		1,003,485		23,957	10.1 %
Commercial mortgage loans		9,458		—		9,458	4.0 %
Total whole loan portfolio	$	1,807,882	$	1,643,355	$	164,527	69.50 %
Investment securities							
RMBS	$	1,055,338	$	52,544	$	1,002,794	424.1 %
CMBS		6,111		—		6,111	2.6 %
Total investment securities	$	1,061,449	$	52,544	$	1,008,905	426.7 %
Total investment portfolio	$	2,869,331	$	1,695,899	$	1,173,432	496.2 %
Target assets [1]	$	2,869,331	$	1,695,899	$	1,173,432	496.2 %
Cash	$	29,272	$	—	$	29,272	12.4 %
Other assets and liabilities		(956,767)		—		(966,225)	(408.6)%
Total	$	1,941,836	$	1,695,899	$	236,479	100.0 %

[1] "Target assets" as presented above comprises the total investment portfolio, as there were no U.S. Treasury securities held as of   December 31, 2022.

[2] Other assets and liabilities presented is calculated as a net liability substantially comprised of $1.01 billion due to broker for our quarter-end purchase of certain Whole Pool Agency RMBS.

Residential Mortgage Loans

The following table sets forth additional information on the residential mortgage loans in our portfolio as of December 31, 2023:

	Portfolio Range	Portfolio Weighted Average
	($ in thousands)	
Unpaid principal balance ("UPB")	$18 - $3,410	$492
Interest rate	2.99% - 12.50%	6.8%
Maturity date	9/27/2048 - 11/27/2063	December 2053
FICO score at loan origination	624 - 825	748
LTV at loan origination	9.00% - 90.00%	69.4%
DTI at loan origination	1.90% - 59.10%	30.9%
Percentage of first lien loans	N/A	100%
Percentage of loans 90+ days delinquent (based on UPB)	N/A	0.9%

The following table sets forth additional information on the residential mortgage loans in our portfolio as of December 31, 2022:

	Portfolio Range	Portfolio Weighted Average
	($ in thousands)	
UPB	$59 - $3,441	$496
Interest rate	2.88% - 9.99%	4.8%
Maturity date	9/21/2036 - 6/20/2062	February 2053
FICO score at loan origination	575 - 823	737
LTV at loan origination	8.00% - 95.00%	70.0%
DTI at loan origination	1.20% - 59.10%	23.0%
Percentage of first lien loans	N/A	100%
Percentage of loans 90+ days delinquent (based on UPB)	N/A	0.9%

The following charts illustrate the distribution of the credit scores and interest rates by the number of loans in our residential mortgage loan portfolio as of December 31, 2023:



The following charts illustrate the distribution of the credit scores and interest rates by the number of loans in our residential mortgage loan portfolio as of December 31, 2022:



The following charts illustrate additional characteristics of our residential mortgage loans in our portfolio that we owned directly as of December 31, 2023, based on the product profile, borrower profile and geographic location (percentages are based on the aggregate unpaid principal balance of such loans):

Characteristics of Our Residential Mortgage Loans as of December 31, 2023:


Loans Made to Bank Statement Borrowers, 50%
Investor Loans, 29%
Just Missed Prime, 21%


Loans Made to Bank Statement Borrowers, 50%
Full Documentation and Other Loans, 21%
Investor Loans, 29%


Other, 28%
CA, 31%
GA, 3%
NC, 4%
TX, 8%
FL, 25%

Note: No state in "Other" represents more than a 3% concentration of the residential mortgage loans in our portfolio that we owned directly as of December 31, 2023. Numbers presented may not sum to 100% due to rounding.

The following charts illustrate additional characteristics of the residential mortgage loans in our portfolio that we owned directly as of December 31, 2022, based on the product profile, borrower profile and geographic location (percentages are based on the aggregate unpaid principal balance of such loans):

Characteristics of Our Residential Mortgage Loans as of December 31, 2022:



Loans Made to Bank Statement Borrowers, 37%
Just Missed Prime, 37%
Investor Loans, 26%



Loans Made to Bank Statement Borrowers, 37%
Full Documentation and Other Loans, 40%
Investor Loans, 24%



Other, 23%
CA, 43%
GA, 4%
AZ, 4%
TX, 7%
FL, 19%

Note: No state in “Other” represents more than a 3% concentration of the residential mortgage loans in our portfolio that we owned directly as of December 31, 2022. Numbers presented may not sum to 100% due to rounding

Residential Mortgage Loans Held in Securitization Trusts

The following table sets forth the information regarding the underlying collateral of our residential mortgage loans held in securitization trusts as of December 31, 2023:

	($ in thousands)
UPB	$1,334,963
Fair Value	1,221,067
Number of loans	3,112
Weighted average loan coupon	4.7%
Average loan amount	$429
Weighted average LTV at loan origination and deal date	68.0%
Weighted average credit score at loan origination and deal date	742
Current 3-month constant prepayment rate ("CPR") [1]	5.6%
Percentage of loans 90+ days delinquent (based on UPB)	1.0%

[1] CPR is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year.

The following chart illustrates the geographic distribution of the underlying collateral of our residential mortgage loans held in securitization trusts as of December 31, 2023 (percentages are based on the aggregate unpaid principal balance of such loans):



Note: No state in "Other" represents more than a 4% concentration of the underlying collateral of our residential mortgage loans held in securitization trusts as of December 31, 2023. Numbers presented may not sum to 100% due to rounding.

The following table sets forth the information regarding the underlying collateral of our residential mortgage loans held in securitization trusts as of December 31, 2022:

	($ in thousands)
UPB	$1,151,332
Fair Value	1,027,442
Number of loans	2,664
Weighted average loan coupon	4.72%
Average loan amount	434
Weighted average LTV at loan origination and deal date	69%
Weighted average credit score at loan origination and deal date	743
Current 3-month CPR	5.0%
Percentage of loans 90+ days delinquent (based on UPB)	—%

The following chart illustrates the geographic distribution of the underlying collateral of our residential mortgage loans held in securitization trusts as of December 31, 2022 (percentages are based on the aggregate unpaid principal balance of such loans):



Note: No state in "Other" represents more than a 4% concentration of the underlying collateral of our residential mortgage loans held in securitization trusts as of December 31, 2022. Numbers presented may not sum 100% due to rounding.

RMBS

We have participated in numerous securitization transactions pursuant to which we contributed to a securitization trust under the purview of AOMT I, LLC, non-QM loans that we had accumulated and held on our balance sheet. These loans were purchased from affiliated and unaffiliated entities. In return, we received bonds from these securitization trusts, and cash. At times, we were allocated certain risk retention securities as part of these transactions. Risk retention securities represent at least 5% of a horizontal or vertical slice of the bonds issued as part of the transaction.

Certain information regarding the mortgage loans underlying our portfolio of RMBS issued in AOMT securitization transactions is set forth below as of December 31, 2023 and 2022 unless otherwise stated:

As of December 31, 2023	AOMT 2019 Securitizations	AOMT 2020 Securitizations	AOMT 2023 Securitizations
	($ in thousands)		
UPB of loans	$331,376	$167,028	$1,192,450
Number of loans	1197	512	2288
Weighted average loan coupon	6.90 %	5.80 %	5.30 %
Average loan amount	$277	$326	$521
Weighted average LTV at loan origination and deal date	70 %	74 %	70 %
Weighted average credit score at loan origination and deal date	707	720	733
Current 3-month CPR [1, 6]	14.3 %	5.4 %	4.3 %
90+ day delinquency (as a % of UPB)	9.0 %	3.0 %	1.6 %
Weighted Average 90+ Delinquency (as a % of Original Balance)	1.5 %	1.1 %	1.3 %
Weighted Average LTV of 90+ Delinquent Loans (FHFA HPI Estimate) [2]	50.8 %	74.1 %	72.8 %
Fair value of first loss piece [3,5,6]	$18,057	$21,389	$55,056
Investment thickness [4]	19.15 %	18.57 %	3.78 %

[1] CPR is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year.

[2] AOMT 2020-3 does not have LTV or Federal Housing Finance Agency Home Price Index Estimates ("FHFA HPI Estimates"); accordingly, original LTV is used.

[3] Represents the fair value of the securities we hold in the first loss tranche in each securitization.

[4] Represents the average size of the subordinate securities we own as investments in each securitization relative to the average overall size of the securitization.

[5] The fair value of the first loss pieces presented for AOMT 2023-1, AOMT 2023-5, and AOMT 2023-7 is the total at risk for the Majority-Owned Affiliates.

[6] AOMT 2023-5 reflects one-month CPR

As of December 31, 2022	AOMT 2019 Securitizations	AOMT 2020 Securitizations
	($ in thousands)	
UPB of loans	$387,607	$189,763
Number of loans	1385	578
Weighted average loan coupon	6.80 %	5.80 %
Average loan amount	$280	$328
Weighted average LTV at loan origination and deal date	71 %	74 %
Weighted average credit score at loan origination and deal date	705	720
Current 3-month CPR [1]	14.10 %	5.60 %
90+ day delinquency (as a % of UPB)	8.40 %	4.40 %
Weighted Average 90+ Delinquency (as a % of Original Balance)	1.80 %	1.90 %
Weighted Average LTV of 90+ Delinquent Loans (FHFA HPI Estimate) [2]	53.00 %	74.10 %
Fair value of first loss piece [3]	$18,360	$20,106
Investment thickness [4]	18.35 %	16.35 %

[1] CPR is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year.

[2] AOMT 2020-3 does not have LTV or Federal Housing Finance Agency Home Price Index Estimates ("FHFA HPI Estimates"); accordingly, original LTV is used.

[3] Represents the fair value of the securities we hold in the first loss tranche in each securitization.

[4] Represents the average size of the subordinate securities we own as investments in each securitization relative to the average overall size of the securitization.

The following table provides certain information with respect to our RMBS portfolio received in AOMT securitization transactions and acquired from other third parties as of December 31, 2023:

	RMBS			Repurchase Debt [1,3]			Allocated Capital		
	AOMT	Third Party RMBS	Total	AOMT	Third Party RMBS	Total	AOMT	Third Party RMBS	Total
	(in thousands)								
Mezzanine	$ 10,972	$ —	$ 10,972	$ 844	$ —	$ 844	$ 10,119	$ —	$ 10,119
Subordinate	55,665	—	55,665	19,812	—	19,812	35,845	—	$ 35,845
Interest only / excess	13,059	—	13,059	1,871	—	1,871	6,890	—	$ 6,890
Whole pool [2]	—	392,362	392,362	—	—	—	—	392,362	$ 392,362
Retained RMBS in VIEs [3]	—	—	—	22,116	—	22,116	(22,116)	—	$ (22,116)
Subtotal	$ 79,696	$ 392,362	$ 472,058	$ 44,643	$ —	$ 44,643	$ 30,738	$ 392,362	$ 423,100
Investment in Majority Owned Affiliates	$ 16,232	$ —	$ 16,232	$ —	$ —	$ —	$ 16,232	$ —	$ 16,232
Total	$ 95,928	$ 392,362	$ 488,290	$ 44,643	$ —	$ 44,643	$ 46,970	$ 392,362	$ 439,332

[1] Repurchase debt includes borrowings against retained bonds received from on-balance sheet securitizations (i.e., consolidated VIEs).

[2] The whole pool RMBS presented as of December 31, 2023 were purchased from a broker to whom the Company owes approximately $392.0 million, payable upon the settlement date of the trade. See Part II, Item 8, Note 7 — *Due to Broker* in our audited consolidated financial statements included in this Annual Report on Form 10-K.

[3] A portion of repurchase debt includes borrowings against retained bonds received from on-balance sheet securitizations (i.e., consolidated VIEs). These bonds, with a fair value of $124.1 million, are not reflected in the consolidated balance sheets, as the Company reflects the assets of the VIE (residential mortgage loans in securitization trusts - at fair value) on its consolidated balance sheets.

The following table provides certain information with respect to our RMBS portfolio received in AOMT securitization transactions and acquired from other third parties as of December 31, 2022:

	RMBS			Repurchase Debt [1,3]			Allocated Capital		
	AOMT	Third Party RMBS	Total	AOMT	Third Party RMBS	Total	AOMT	Third Party RMBS	Total
	(in thousands)								
Mezzanine	$ 1,958	$ —	$ 1,958	$ 1,470	$ —	$ 1,470	$ 488	$ —	$ 488
Subordinate	49,578	—	49,578	24,982	—	24,982	24,596	—	$ 24,596
Interest only / excess	10,424	—	10,424	1,506	—	1,506	8,918	—	$ 8,918
Whole pool [2]	—	993,378	993,378	—	—	—	—	993,378	$ 993,378
Retained RMBS in VIEs [3]	—	—	—	—	24,586	24,586	—	(24,586)	$ (24,586)
Total	$ 61,960	$ 993,378	$ 1,055,338	$ 27,958	$ 24,586	$ 52,544	$ 34,002	$ 968,792	$ 1,002,794

[1] Repurchase debt includes borrowings against retained bonds received from on-balance sheet securitizations (i.e., consolidated VIEs).

[2] The whole pool RMBS presented as of December 31, 2022 were purchased from a broker to whom the Company owed approximately $1.0 billion, payable upon the settlement date of the trade. See Part II, Item 8, Note 7 — *Due to Broker* in our audited consolidated financial statements included in this Annual Report on Form 10-K.

[3] A portion of repurchase debt includes borrowings against retained bonds received from on-balance sheet securitizations (i.e., consolidated VIEs). These bonds, with a fair value of $110.5 million, are not reflected in the consolidated balance sheets, as the Company reflects the assets of the VIE (residential mortgage loans in securitization trusts - at fair value) on its consolidated balance sheets.

The following table sets forth information with respect to our RMBS ending balances, at fair value, as of December 31, 2023:

	Senior	Mezzanine	Subordinate	Interest Only	Whole Pool	Total
			(in thousands)			
Beginning fair value	$ —	$ 1,958	$ 49,578	$ 10,424	$ 993,378	$ 1,055,338
Acquisitions:						
Retained bonds received in securitizations	—	9,831	4,880	3,530	—	18,241
Third party securities	—	—	—	—	1,741,864	1,741,864
Effect of principal payments / called deals	—	(869)	—	—	(2,339,028)	(2,339,897)
IO and excess servicing prepayments	—	—	—	(1,396)	—	(1,396)
Changes in fair value, net	—	52	1,207	501	(3,852)	(2,092)
Ending fair value	$ —	$ 10,972	$ 55,665	$ 13,059	$ 392,362	$ 472,058

The following table sets forth information with respect to our RMBS ending balances, at fair value, as of December 31, 2022:

	Senior	Mezzanine	Subordinate	Interest Only	Whole Pool	Total
			(in thousands)			
Beginning fair value	$ 3,076	$ 2,178	$ 90,350	$ 17,975	$ 372,055	$ 485,634
Acquisitions:						
Third party securities	—	—	—	—	3,151,406	3,151,406
Effect of principal payments / called deals	(3,041)	(171)	(29,612)	(169)	(2,533,834)	(2,566,827)
IO and excess servicing prepayments	—	—	2,256	(21,256)	—	(19,000)
Changes in fair value, net	(35)	(49)	(13,416)	13,874	3,751	4,125
Ending fair value	$ —	$ 1,958	$ 49,578	$ 10,424	$ 993,378	$ 1,055,338

72

The following chart illustrates the geographic diversification of the loans underlying our portfolio of RMBS issued in AOMT securitization transactions as of December 31, 2023 (percentages are based on the aggregate unpaid principal balance of such loans):

**Geographic Diversification of Loans Underlying Our Portfolio
of RMBS Issued in AOMT Securitization Transactions
(as of December 31, 2023)**



No state in "Other" represents more than a 4% concentration of the loans underlying our portfolio of RMBS issued in AOMT securitization transactions as of December 31, 2023. Numbers presented may not sum to 100% due to rounding.

The following chart illustrates the geographic diversification of the loans underlying our portfolio of RMBS issued in AOMT securitization transactions as of December 31, 2022 (percentages are based on the aggregate unpaid principal balance of such loans):

**Geographic Diversification of Loans Underlying Our Portfolio
of RMBS Issued in AOMT Securitization Transactions
(as of December 31, 2022)**



No state in "Other" represents more than a 4% concentration of the loans underlying our portfolio of RMBS issued in AOMT securitization transactions as of December 31, 2022. Numbers presented may not sum to 100% due to rounding.

Commercial Mortgage Loans

The following table provides additional information on the commercial mortgage loans in our portfolio as of December 31, 2023:

	Portfolio Range	Portfolio Weighted Average
	($ in thousands)	
UPB	$239 - $3,161	$1,118
Interest rate	5.50% - 8.38%	6.24%
Loan term	26.25 - 28.08 years	27.61 years
LTV at loan origination	50.00% - 75.00%	58.10%

The following table provides additional information on the commercial mortgage loans in our portfolio as of December 31, 2022:

	Portfolio Range	Portfolio Weighted Average
	($ in thousands)	
UPB	$242 - $4,300	$1,656
Interest rate	5.50% - 8.38%	7.03%
Loan term	0.42 - 27.18 years	7.68 years
LTV at loan origination	46.70% - 75.00%	50.90%

The following charts illustrate the geographic location of the commercial mortgage loans in our portfolio that we owned directly as of December 31, 2023 and December 31, 2022 (percentages are based on the aggregate unpaid principal balance of such loans):

Geographic Diversification of Our Commercial Mortgage Loans as of December 31, 2023:



Geographic Diversification of Our Commercial Mortgage Loans as of December 31, 2022:



Numbers presented may not sum to 100% due to rounding.

CMBS

In November 2020, we participated in a securitization transaction of a pool of small balance commercial mortgage loans consisting of mortgage loans secured by commercial properties pursuant to which we contributed to AOMT 2020-SBC1 commercial mortgage loans with a carrying value of approximately $31.2 million that we had accumulated and held on our balance sheet, and we received bonds from AOMT 2020-SBC1 with a fair value of approximately $8.9 million.

Certain information regarding the commercial mortgage loans underlying our portfolio of CMBS issued in the AOMT 2020-SBC1 securitization transaction is shown below as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
	($ in thousands)	
UPB of loans	$112,302	$122,432
Number of loans	145	160
Weighted average loan coupon	7.5 %	7.4 %
Average loan amount	$774	$765
Weighted average LTV at loan origination and deal date	56.2 %	58.4 %

The following table provides certain information with respect to the CMBS we received in connection with the AOMT 2020-SBC1 securitization transactions as of December 31, 2023 and December 31, 2022:

	December 31, 2023			December 31, 2022		
	CMBS	Repurchase Debt	Allocated Capital	CMBS	Repurchase Debt	Allocated Capital
	(in thousands)					
Senior	$ —	$ —	$ —	$ —	$ —	$ —
Mezzanine	—	—	—	—	—	—
Subordinate	2,706	—	2,706	2,901	—	2,901
Interest only / excess	3,886	—	3,886	3,210	—	3,210
Total	$ 6,592	$ —	$ 6,592	$ 6,111	$ —	$ 6,111

Liquidity and Capital Resources

Overview

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund our investments and operating costs, make distributions to our stockholders, and satisfy other general business needs. Our financing sources currently include payments of principal and interest we receive on our investment portfolio, unused borrowing capacity under our in-place loan financing lines and repurchase facilities, and securitizations of our whole loans. Our financing sources historically have included the foregoing, as well as capital contributions from our investors prior to our IPO, and the proceeds from our IPO and concurrent private placement (which capital has all been deployed). Going forward, we may also utilize other types of borrowings, including bank credit facilities and warehouse lines of credit, among others. We may also seek to raise additional capital through public or private offerings of equity, equity-related, or debt securities, depending upon market conditions. The use of any particular source of capital and funds will depend on market conditions, availability of these sources, and the investment opportunities available to us.

We have used and expect to continue to use loan financing lines to finance the acquisition and accumulation of mortgage loans or other mortgage-related assets pending their eventual securitization. Upon accumulating an appropriate amount of assets, we have financed and expect to continue to finance a substantial portion of our mortgage loans utilizing fixed-rate term securitization funding that provides long-term financing for our mortgage loans and locks in our cost of funding, regardless of future interest rate movements.

Securitization transactions may either take the form of the issuance of securitized bonds or the sale of "real estate mortgage investment conduit" securities backed by mortgage loans or other assets, with the securitization proceeds being used in part to repay pre-existing loan financing lines and repurchase facilities. We have sponsored and participated in securitization transactions with other entities that are managed by Angel Oak, and may continue to do so in the future, along with sponsoring sole securitization transactions in which we are the sole participant and contributor.

We believe these identified sources of financing will be adequate for purposes of meeting our short-term (within one year) and our longer-term liquidity needs. We cannot predict with certainty the specific transactions we will undertake to generate sufficient liquidity to meet our obligations as they come due. We will adjust our plans as appropriate in response to changes in our expectations and any potential changes in market conditions.

Description of Existing Financing Arrangements

As of December 31, 2023, we were a party to three uncommitted loan financing lines for a total borrowing capacity in an aggregate amount of up to $1.1 billion. Borrowings under uncommitted loan financing lines may be used to purchase whole loans for eventual securitization or loans purchased for long-term investment purposes.

Our financing facilities are generally subject to limits on borrowings related to specific asset pools ("advance rates") and restrictive covenants, as is usual and customary. As of December 31, 2023, the advance rates (when required) of our three active lenders ranged from 75% to 92%, depending on the asset type and loan delinquency status. Our most restrictive covenants (when covenants are required by any of our three active lenders) included: (1) our minimum tangible net worth must not (i) decline 20% or more in the previous 30 days, 25% or more in the previous 90 days, or 35% or more in the previous year, or, if shorter, in the period from September 30, 2022 to the applicable date of determination, or (ii) fall below $200.0 million of tangible net worth as of September 30, 2022 plus 50% of any capital contribution made or raised after September 30, 2022; (2) our minimum liquidity must not fall below the greatest of (x) the product of 5% and the aggregate repurchase price as it relates to Global Investment Bank 3 as of such date of determination, (y) $10.0 million and (z) any other amount of liquidity that we have covenanted to maintain in any other note, indenture, loan agreement, guaranty, swap agreement or any other contract, agreement or transaction (including, without limitation, any repurchase agreement, loan and security agreement, or similar credit facility or agreement for borrowed funds); and (3) the maximum ratio of our and our subsidiaries' total indebtedness to tangible net worth must not be greater than 5:1. Our minimum liquidity requirement as of December 31, 2023 was $10 million. Other restrictive covenants with which we were bound to comply during 2023 related to financing facilities which were terminated by us, and included additional requirements around GAAP net income and EBITDA.

A description of each loan financing line is set forth as follows:

Multinational Bank 1 Loan Financing Facility. On April 13, 2022, we and two of our subsidiaries entered into a master repurchase agreement with a multinational bank ("Multinational Bank 1"). Our subsidiaries are each considered a "Seller" under this agreement. From time to time and pursuant to the agreement, either of our subsidiaries may sell to Multinational Bank 1, and later repurchase, up to $600.0 million aggregate borrowings on mortgage loans.

Pursuant to the terms of the master repurchase agreement, the agreement may be renewed every six months for a maximum six-month term. On December 15, 2023, this master repurchase agreement was extended through June 25, 2024, unless terminated earlier pursuant to the terms of the master repurchase agreement.

The amount expected to be paid by Multinational Bank 1 for each eligible mortgage loan is based on an advance rate as a percentage of either the outstanding principal balance of the mortgage loan or the market value of the mortgage loan, whichever is less. Pursuant to the agreement, Multinational Bank 1 retains the right to determine the market value of the mortgage loans in its sole commercially reasonable discretion. The loan financing line is marked-to-market. Additionally, Multinational Bank 1 is under no obligation to purchase the eligible mortgage loans we offer to sell to them. The interest rate on any outstanding balance under the master repurchase agreement that the applicable subsidiary is required to pay Multinational Bank 1 is generally in line with other similar agreements that the Company or one or more of its subsidiaries has entered into, where the interest rate is equal to the sum of (1) a pricing spread of, as of July 25, 2023, 2.10% and (2) the average SOFR for each U.S. Government Securities Business Day (as defined in the master repurchase agreement) beginning on April 11, 2022 and ending on the day that is two U.S. Government Securities Business Days prior to the date the applicable loan is repurchased by the applicable subsidiary.

The obligations of the subsidiaries under the master repurchase agreement are guaranteed by the Company pursuant to a guaranty executed contemporaneously with the master repurchase agreement. In addition, and similar to other repurchase agreements that the Company has entered into, the Company is subject to various financial and other covenants, including those relating to (1) maintenance of a minimum tangible net worth; (2) a maximum ratio of indebtedness to tangible net worth; and (3) minimum liquidity.

The agreement contains margin call provisions that provide Multinational Bank 1 with certain rights in the event of a decline in the market value of the purchased mortgage loans. Under these provisions, Multinational Bank 1 may require us or our subsidiaries to transfer cash sufficient to eliminate any margin deficit resulting from such a decline.

In addition, the agreement contains events of default (subject to certain materiality thresholds and grace periods), including payment defaults, breaches of covenants and/or certain representations and warranties, cross-defaults, bankruptcy or insolvency proceedings and other events of default customary for this type of transaction. The remedies for such events of default are also customary for this type of transaction and include the acceleration of the principal amount outstanding under the agreement and Multinational Bank 1's right to liquidate the mortgage loans then subject to the agreement.

We and our subsidiaries are also required to pay certain customary fees to Multinational Bank 1 and to reimburse Multinational Bank 1 for certain costs and expenses incurred in connection with its structuring, management, and ongoing administration of the master repurchase agreement.

Multinational Bank 2 Loan Financing Facility. On September 20, 2021, we and one of our subsidiaries (the "Subsidiary") entered into a $400.0 million repurchase facility with a multinational bank ("Multinational Bank 2") through the execution of a Master Repurchase Agreement between the Subsidiary and Multinational Bank 2. This agreement was set to expire on September 20, 2022. On August 23, 2022, this agreement was extended to September 30, 2022, and on September 27, 2022, this agreement was extended to October 14, 2022, on which date it expired by its terms after being paid in full.

Global Investment Bank 1 Loan Financing Facility. On December 6, 2018, we and one of our subsidiaries entered into a master repurchase agreement with a global investment bank ("Global Investment Bank 1"). This agreement expired in accordance with its terms on October 5, 2022.

Global Investment Bank 2 Loan Financing Facility. On February 13, 2020, we and our subsidiary entered into a master repurchase agreement with a global investment bank ("Global Investment Bank 2"). We and our subsidiary are each considered a "Seller" under this agreement. From time to time, we and one of our subsidiaries have amended such master repurchase agreement with Global Investment Bank 2. Pursuant to the agreement, we or our subsidiary may sell to Global Investment Bank 2, and later repurchase, up to $250.0 million aggregate borrowings on mortgage loans. The agreement, as amended previously, was set to terminate on February 2, 2024. On January 19, 2023, the agreement was amended to terminate on May 2, 2024, unless terminated earlier pursuant to the terms of the agreement.

Effective as of the amendment executed on February 4, 2022, interest accrues on any outstanding balance under the master repurchase agreement at a rate based on Term SOFR (which is defined as the forward-looking term rate based on the Secured Overnight Financing Rate for a corresponding tenor of one month). Previously, interest accrued at a rate based on one-month LIBOR. Additionally, the agreement was also amended to remove any draw fees and adjust the pricing rate whereby upon the Company's or the subsidiary's repurchase of a mortgage loan, the Company or the subsidiary is required to repay Global Investment Bank 2 the principal amount related to such mortgage loan plus accrued and unpaid interest at a rate (determined based on the type of loan) equal to the sum of (A) the greater of (i) 0.00% and (ii) Term SOFR (which is defined as the forward-looking term rate based on the Secured Overnight Financing Rate for a corresponding tenor of one month) and (B) a pricing spread generally ranging from 2.20% to 3.45%.

The agreement requires us to maintain various financial and other covenants, which include requirements surrounding: (1) adjusted tangible net worth; (2) liquidity; and (3) our indebtedness to our adjusted tangible net worth.

The agreement contains margin call provisions that provide Global Investment Bank 2 with certain rights in the event of a decline in the market value or cost-basis value of the purchased mortgage loans. Under these provisions, Global Investment Bank 2 may require us or our subsidiary to transfer cash sufficient to eliminate any margin deficit resulting from such a decline.

In addition, the agreement contains events of default (subject to certain materiality thresholds and grace periods), including payment defaults, breaches of covenants and/or certain representations and warranties, cross-defaults, bankruptcy or insolvency proceedings and other events of default customary for this type of transaction. The remedies for such events of default are also customary for this type of transaction and include the acceleration of the principal amount outstanding under the agreement and Global Investment Bank 2's right to liquidate the mortgage loans then subject to the agreement.

We and our subsidiary are also required to pay certain customary fees to Global Investment Bank 2 and to reimburse Global Investment Bank 2 for certain costs and expenses incurred in connection with its structuring, management and ongoing administration of the agreement.

Global Investment Bank 3 Loan Financing Facility. On October 24, 2018, two of our subsidiaries entered into a master repurchase agreement with a global investment bank ("Global Investment Bank 3") for which we serve as guarantor of our subsidiaries' obligations. Our subsidiaries, are each considered a "Seller" under this agreement. Pursuant to the initial agreement (prior to December 19, 2022, as further described below), we or our subsidiary could sell to Global Investment Bank 3, and later repurchase, up to $200.0 million aggregate borrowings on mortgage loans.

On December 19, 2022, the facility was amended to increase the facility limit up to $286.0 million by adding a static pool of additional mortgage loans to the facility and extended the termination date to December 19, 2023; however, it did not extend the revolving period, which ended on December 19, 2022. Additionally, the amendment generally removed "mark to market" provisions and required an economic interest rate hedging account ("interest rate futures account") which account was for the benefit of Global Investment Bank 3 and under its sole control, subject to recoupment to meet hedging margin calls.

On November 7, 2023, the facility was amended converted from static pool financing to a revolving facility with "mark to market" features. The amendment also reduced the maximum borrowing capacity to $200.0 million, extend the termination date to November 7, 2024 and eliminated the interest rate futures account requirements. The base interest rate spread was reduced to 1.80% plus a 0.20% index spread adjustment for the first six (6) months of seasoning on this financing facility with an additional 0.25% increase following the first six (6) months. The advance rate for performing non-seasoned loans was increased to 85%.

Prior to December 19, 2022 and subsequent to November 7, 2023, the loan financing line was marked-to-market at fair value, where Global Investment Bank 3 retained the right to determine the market value of the mortgage loan collateral in its sole good faith discretion and in a commercially reasonable manner and was under no obligation to purchase the eligible mortgage loans we offered to sell to them. Further, the principal amount paid by Global Investment Bank 3 for each eligible mortgage loan prior to the December 19, 2022 amendment and subsequent to the November 7, 2023 amendment is based on a percentage of the outstanding principal balance of the mortgage loan or the market value of the mortgage loan, whichever is less.

On January 1, 2022, the facility was amended to transition the reference rate from a LIBOR-based index to Compounded SOFR Compounded SOFR is determined on a one-month basis and is defined as a daily rate as determined by Global Investment Bank 3 to be the "USD-SOFR-Compound" rate as defined in the International Swaps and Derivatives Association, Inc. definitions.

Prior to December 19, 2022 and subsequent to November 7, 2023, the agreement contained margin call provisions that provided Global Investment Bank 3 with certain rights in the event of a decline in the market value of the purchased mortgage loans. Under those provisions, Global Investment Bank 3 could require us or our subsidiary to transfer cash sufficient to eliminate any margin deficit resulting from such a decline.

The agreement requires us to maintain various financial and other customary covenants. The agreement also sets forth events of default (subject to certain materiality thresholds and grace periods), including payment defaults, breaches of covenants and/or certain representations and warranties, cross-defaults, bankruptcy or insolvency proceedings and other events of default customary for this type of transaction. The remedies for such events of default are also customary for this type of transaction and include the acceleration of the principal amount outstanding under the agreement and Global Investment Bank 3's right to liquidate the mortgage loans then subject to the agreement.

We and our subsidiary are also required to pay certain customary fees to Global Investment Bank 3 and to reimburse Global Investment Bank 3 for certain costs and expenses incurred in connection with its structuring, management, and ongoing administration of the agreement.

Institutional Investors A and B Static Loan Pool Financing. On October 4, 2022, Company and a subsidiary entered into two separate master repurchase facilities with two affiliates of an institutional investor ("Institutional Investors A and B") regarding a specific pool of whole loans with financing of approximately $168.7 million on approximately $239.3 million of unpaid principal balance. The master repurchase agreements were set to expire on January 4, 2023, with a one-time three month extension period option. The Company subsequently repaid this financing facility in full on January 4, 2023.

Pursuant to the agreement, interest accrued under the master repurchase agreement at a rate based on 1-month Term SOFR (which is defined as the forward-looking term rate based on the Secured Overnight Financing Rate for a corresponding tenor of one month) and a spread.

We and our subsidiary were also required to pay certain customary fees to Institutional Investors A and B, and to reimburse Institutional Investors A and B for certain costs and expenses incurred in connection with the agreement's structuring, management, and administration.

Regional Bank 1 Loan Financing Facility. On December 21, 2018, we and our subsidiary entered into a master repurchase agreement with a regional bank ("Regional Bank 1"). This financing facility was substantially unused and expired by its terms on March 16, 2023.

Prior to this facility's expiration, from time to time, we and one of our subsidiaries amended such master repurchase agreement with Regional Bank 1. We were considered a "Seller" under this agreement. Pursuant to the agreement, we or our subsidiary could sell to Regional Bank 1, and later repurchase, up to $75.0 million, and beginning March 8, 2022, provided that interest accrued on any new transactions under the loan financing line at a rate based on Term SOFR (which is defined as the forward-looking term rate based on the Secured Overnight Financing Rate for a corresponding tenor of one month) plus an additional pricing spread.

The amount paid by Regional Bank 1 for each mortgage loan was based on the loan type. Pursuant to the agreement, Regional Bank 1 retained the right to determine the market value of the mortgage loan collateral in its sole discretion.

The agreement contained margin call provisions that provided Regional Bank 1 with certain rights in the event of a decline in the market value of the purchased mortgage loans. Under these provisions, Regional Bank 1 could have required us or our subsidiary to transfer cash and/or additional eligible mortgage loans with an aggregate market value sufficient to eliminate any margin deficit resulting from such a decline.

The agreement required us to maintain various financial and other covenants similar to the financial covenants required by our active lenders, as described above, along with a GAAP income-based covenant. In addition, the agreement set forth events of default customary for this type of transaction. The remedies for such events of default were also customary for this type of transaction and included the acceleration of the principal amount outstanding under the agreement and Regional Bank 1's right to liquidate the mortgage loans then subject to the agreement.

We and our subsidiary were also required to pay certain customary fees to Regional Bank 1 and to reimburse Regional Bank 1 for certain costs and expenses incurred in connection with its structuring, management, and administration of the agreement.

Regional Bank 2 Loan Financing Facility. On August 16, 2021, we and our subsidiaries entered into a non-mark-to-market $50.0 million committed financing facility with a regional bank ("Regional Bank 2") through the execution of a Loan and Security Agreement and a Promissory Note. The Regional Bank 2 Financing Line was set to terminate, with amounts outstanding under the Regional Bank 2 Financing Line due to mature, on August 16, 2023, subject to certain exceptions. This agreement was paid in full on December 15, 2022 and voluntarily terminated by the Company on that date.

The following table sets forth the details of our financing lines as of each of December 31, 2023 and 2022:

Line of Credit (Note Payable)	Base Interest Rate	Interest Rate Pricing Spread	Drawn Amount	
			December 31, 2023	December 31, 2022
			($ in thousands)	
Multinational Bank 1 [(1)]	Average Daily SOFR	2.10% - 2.25%	$ 206,183	352,038
Multinational Bank 2 [(2)]	1 month SOFR	1.95% - 2.00%	—	$ —
Global Investment Bank 1 [(3)]	1 month or 3 month SOFR	1.70% - 3.50%	—	—
Global Investment Bank 2 [(4)]	1 month SOFR	2.20% - 3.45%	—	—
Global Investment Bank 3 [(5)]	Compound SOFR	2.00% - 4.50%	84,427	119,137
Institutional Investors A and B [(6)]	1 month Term SOFR	3.50%	—	168,695
Regional Bank 1 [(7)]	1 month SOFR	2.50% - 3.50%	—	—
Regional Bank 2 [(8)]	1 month SOFR	2.41%	—	—
Total			$ 290,610	$ 639,870

[(1)] This loan financing facility expires on June 25, 2024.

[(2)] This agreement expired by its terms on October 14, 2022, after being paid in full.

[(3)] This agreement expired by its terms on October 5, 2022, after being paid in full.

[(4)] On February 4, 2022, this facility was amended to extend the initial termination date of the master repurchase agreement from February 11, 2022 to February 2, 2024; remove any draw fees; and adjust the pricing rate whereby upon the Company's or the subsidiary's repurchase of a mortgage loan, the Company or such subsidiary is required to repay Global Investment Bank 2 the principal amount related to such mortgage loan plus accrued and unpaid interest at a rate (determined based on the type of loan) equal to the sum of (A) the greater of (i) 0.00% and (ii) Term SOFR and (B) a pricing spread generally ranging from 2.20% to 3.45%. Prior to February 4, 2022, interest was based on 1-month LIBOR plus a pricing spread of 2.00% - 3.25%. On January 19, 2024, this financing facility was extended through May 2, 2024.

[(5)] On November 7, 2023, the agreement was extended to terminate on November 7, 2024 and was converted from static pool financing to a revolving facility with mark to market features. The amended facility has a maximum borrowing capacity of $200 million with an interest rate spread of 180 basis points plus a 20 basis point index spread adjustment for the first six (6) months of dwell time.

[(6)] On October 4, 2022, Company and a subsidiary entered into two separate master repurchase facilities with two affiliates of an institutional investor ("Institutional Investors A and B") regarding a specific pool of whole loans with financing of approximately $168.7 million on approximately $239.3 million of unpaid principal balance. The master repurchase agreements were set to expire on January 4, 2023, with a one-time three month extension period option. The Company subsequently repaid this financing facility in full on January 4, 2023. The Company held restricted cash pertaining to this lender's cash collateral requirements included in "restricted cash" of approximately $3.8 million on the Company's consolidated balance sheet as of December 31, 2022, which was released on January 4, 2023.

[(7)] This agreement expired by its terms on March 16, 2023.

[(8)] This agreement was paid in full on December 15, 2022 and voluntarily terminated by the Company.

The following table sets forth the total unused borrowing capacity of each financing line as of December 31, 2023:

Line of Credit (Note Payable)	Borrowing Capacity	Balance Outstanding	Available Financing
		(in thousands)	
Multinational Bank 1	$ 600,000	$ 206,183	$ 393,817
Global Investment Bank 2	250,000	—	250,000
Global Investment Bank 3	200,000	84,427	115,573
Total	$ 1,050,000	$ 290,610	$ 759,390

Although available financing is uncommitted for each of these lines of credit, the Company's unused borrowing capacity is available if it has eligible collateral to pledge and meets other borrowing conditions as set forth in the applicable agreements.

Short-Term Repurchase Facilities. In addition to our existing loan financing lines, we employ short-term repurchase facilities to borrow against U.S. Treasury Securities, securities issued by AOMT, Angel Oak's securitization platform, and other securities we may acquire in accordance with our investment guidelines.

The following table sets forth certain characteristics of our short-term repurchase facilities as of December 31, 2023 and 2022:

December 31, 2023

Repurchase Agreements	Amount Outstanding	Weighted Average Interest Rate	Weighted Average Remaining Maturity (Days)
	($ in thousands)		
U.S. Treasury Securities	$ 149,013	5.57 %	10
RMBS [1]	$ 44,643	7.04 %	16
Total	$ 193,656	5.91 %	11

December 31, 2022

Repurchase Agreements	Amount Outstanding	Weighted Average Interest Rate	Weighted Average Remaining Maturity (Days)
	($ in thousands)		
AOMT RMBS	52,544,000	6.07 %	13
Total	$ 52,544,000	6.07 %	13

(1) A portion of repurchase debt outstanding as of December 31, 2023 includes borrowings against retained bonds received from on-balance sheet securitizations (i.e., consolidated VIEs). See Item 8, Note 5 — *Investment Securities* in our audited consolidated financial statements included in this Annual Report on Form 10-K.

The following table presents the amounts of collateralized borrowings outstanding under repurchase facilities as of the end of each quarter, the average amount of collateralized borrowings outstanding under repurchase facilities during the quarter and the highest balance of any month end during the quarter:

Quarter End	Quarter End Balance	Average Balance in Quarter	Highest Month-End Balance in Quarter
		(in thousands)	
Q1 2022	477,422	272,282	477,422
Q2 2022	128,365	92,598	132,629
Q3 2022	67,454	50,988	67,454
Q4 2022	52,544	56,426	63,357
Q1 2023	442,214	180,165	442,214
Q2 2023	340,701	101,731	340,701
Q3 2023	188,101	87,279	188,101
Q4 2023	193,656	62,536	193,656

We utilize short-term repurchase facilities on our RMBS portfolio and to finance assets for REIT asset test purposes. Over time, the need to purchase securities for REIT asset test purposes will be reduced as we obtain and participate in additional securitizations and acquire assets directly for investment purposes. We will continue to use repurchase facilities on our RMBS portfolio to add additional leverage which increases the yield on those assets. Our use of repurchase facilities is generally highest at the end of any particular quarter, as shown in the table above, where the quarter-end balance and the highest month-end balance in each quarter are typically equivalent.

Securitization Transactions

In December 2023, we and other affiliated entities participated in a securitization transaction of a pool of residential mortgage loans, approximately 60% of which were mortgage loans originated by our affiliated mortgage origination companies, secured primarily by first liens on one-to-four family residential properties. In the transaction, AOMT 2023-7 issued approximately $397.2 million in face value of bonds. Our proportionate share of 10.36% of the retained bonds and investments in majority owned affiliates ("MOAs") was approximately $3.5 million, including a retained discount on issuance of approximately $1.4 million. We used the proceeds of the securitization transaction to repay outstanding debt of approximately $30.9 million and retained cash of $3.6 million, which was used for operational purposes.

We derecognized the mortgage loans sold in AOMT 2023-7 and recorded an investment in majority-owned affiliates located within "other assets" on our consolidated balance sheet as of December 31, 2023.

In August 2023, we and other affiliated entities participated in a securitization transaction of a pool of residential mortgage loans, approximately 36% of which were mortgage loans originated by our affiliated mortgage origination companies, secured primarily by first liens on one-to-four family residential properties. In the transaction, AOMT 2023-5 issued approximately $260.6 million in face value of bonds. Our proportionate share of 34.42% of the retained bonds and investments in MOAs was approximately $8.7 million, including a retained discount on issuance of approximately $2.7 million. We used the proceeds of the securitization transaction to repay outstanding debt of approximately $63.4 million and retained cash of $10.7 million, which was used for operational purposes.

We derecognized the mortgage loans sold in AOMT 2023-5 and recorded an investment in majority-owned affiliates located within "other assets" on our consolidated balance sheet as of December 31, 2023.

In June 2023, we were the sole participant in a securitization transaction of a pool of residential mortgage loans, approximately 48% of which were mortgage loans originated by third parties and the remainder of which were originated by our affiliated mortgage origination companies, secured exclusively by first liens on one-to-four family residential properties. In the transaction, AOMT 2023-4 issued approximately $259.4 million in face value of bonds. We used the proceeds of the securitization transaction to repay outstanding debt of approximately $197.3 million and retained cash of $35.7 million, which was used for new loan purchases and operational purposes.

We are the sole member of the Depositor and also own and hold the call rights on the XS tranche of bonds, which is the "controlling class" of the bonds. We have consolidated the AOMT 2023-4 securitization on our consolidated balance sheet, maintaining the residential mortgage loans held in the securitization trust and the related financing obligation thereto on our consolidated balance sheets as of December 31, 2023 and December 31, 2022.

In January 2023, we and other affiliated entities participated in a securitization transaction of a pool of residential mortgage loans, approximately 59% of which were mortgage loans originated by our affiliated mortgage origination companies, secured primarily by first liens on one-to-four family residential properties. In the transaction, AOMT 2023-1 issued approximately $552.9 million in face value of bonds. Our proportionate share of 41.21% of the retained bonds and investments in MOAs was approximately $21.8 million, including a retained discount on issuance of approximately $6.8 million. We used the proceeds of the securitization transaction to repay outstanding debt of approximately $190.1 million and retained cash of $15.9 million, which was used for operational purposes.

We derecognized the mortgage loans sold in this transaction and recorded an investment in majority-owned affiliate located within "other assets" on our consolidated balance sheet as of December 31, 2023.

In July 2022, we were the sole participant in a securitization transaction of a pool of residential mortgage loans, approximately 48% of which were mortgage loans originated by third parties and the remainder of which were originated by our affiliated mortgage origination companies, secured primarily by first liens on one-to-four family residential properties. In the transaction, AOMT 2022-4 issued approximately $177.6 million in face value of bonds. We used the proceeds of the securitization transaction to repay outstanding debt of approximately $152.2 million and retained cash of $2.3 million, which was used for operational purposes.

We are the sole member of the Depositor and also own and hold the call rights on the XS tranche of bonds, which is the "controlling class" of the bonds. We have consolidated the AOMT 2022-4 securitization on our consolidated balance sheet, maintaining the residential mortgage loans held in the securitization trust and the related financing obligation thereto on our consolidated balance sheets as of December 31, 2023 and December 31, 2022.

In February 2022, we were the sole participant in a securitization transaction of a pool of residential mortgage loans, approximately 56% of which were mortgage loans originated by third parties and the remainder of which were originated by our affiliated mortgage origination companies, secured primarily by first liens on one-to-four family residential properties. In the transaction, AOMT 2022-1 issued approximately $551.8 million in face value of bonds. We used the proceeds of the securitization transaction to repay outstanding debt of approximately $458.3 million and retained cash of $60.9 million, which was used to acquire additional non-QM loans, pay down repurchase facilities, and acquire other target assets.

We are the sole member of the Depositor and also own and hold the call rights on the XS tranche of bonds, which is the "controlling class" of the bonds. We have consolidated the AOMT 2022-1 securitization on our consolidated balance sheet, maintaining the residential mortgage loans held in the securitization trust and the related financing obligation thereto on our consolidated balance sheets as of December 31, 2023 and December 31, 2022.

Leverage and Hedging Strategies

We finance our assets with what we believe to be a prudent amount of leverage, which will vary from time to time based upon the particular characteristics of our portfolio, availability of financing, and market conditions.

Subject to maintaining our qualification as a REIT and maintaining our exclusion from regulation as an investment company under the Investment Company Act, we expect to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, credit risk and other risks. For example, we may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options.

Cash Availability

Cash and cash equivalents

Our cash balance as of December 31, 2023 was sufficient to meet our liquidity covenants under our financing facilities. We believe that we maintain sufficient cash to continue to meet margin calls on our financing facilities, should such margin calls occur. Due to market volatility, some of our cash was restricted, as further described below, by margin maintenance requirements by certain whole loan financing facility counterparties, along with cash collateral held by counterparties for interest rate futures and repurchase obligations. We may also participate in upcoming securitizations either solely or with other Angel Oak entities. We also have the ability to leverage currently unleveraged securities or whole loan assets, if we deem those actions advisable.

Restricted Cash

Restricted cash of approximately $2.9 million as of December 31, 2023 was comprised of: $2.5 million in interest rate futures margin collateral; and margin collateral for securities sold under agreements to repurchase of $0.3 million. Our counterparties did not require any margin collateral for TBAs as of December 31, 2023.

Restricted cash of approximately $10.6 million as of December 31, 2022 was comprised of: $5.6 million in margin collateral required by certain whole loan financing facility counterparties; $1.1 million in interest rate futures margin collateral, and $3.9 million in margin collateral for securities sold under agreements to repurchase. Our counterparties did not require any margin collateral for TBAs as of December 31, 2022.

Cash Flows

	For the Years Ended	
	December 31, 2023	December 31, 2022
	(in thousands)	
Cash flows provided by (used in) operating activities	$ 306,404	$ (331,127)
Cash flow provided by (used in) investing activities	$ (194,107)	$ 664,333
Cash flows provided by (used in) financing activities	$ (107,662)	$ (345,654)
Net increase (decrease) in cash and restricted cash	$ 4,635	$ (12,448)

Cash flows provided by operating activities of $306.4 million for the year ended December 31, 2023 as compared to $331.1 million in outflows for the year ended December 31, 2022 were primarily due to net income for the year ended December 31, 2023, compared to a net loss for 2022, along with activity related to the securitization of residential mortgage loans during the year ended December 31, 2023.

Investing cash net outflows of $(194.1) million for the year ended December 31, 2023 as compared to net inflows of $664.3 million for the year ended December 31, 2022 were primarily due to an increase in purchases of RMBS during the year ended December 31, 2023 as compared to 2022.

Financing cash outflows of $(107.7) million for the year ended December 31, 2023 as compared to outflows of $(345.7) million for the year ended December 31, 2022 was primarily due a reduction in loan financing driven by residential loan sale in 2022 and offset by loan purchases in 2023..

Cash Flows - Residential and Commercial Loan Classification

Residential loan activity is recognized in the statement of cash flows as an operating activity, as our residential mortgage loans are generally held for a short period of time with the intent to securitize these loans. Commercial mortgage loan activity is recognized in the statement of cash flows as an investing activity, as our commercial mortgage loan portfolio is generally deemed to be held for investing purposes.

Recent Accounting Pronouncements

Refer to the notes to our consolidated financial statements included in Part II, Item 8, Note 2 — *Summary of Significant Accounting Policies*, of this Annual Report on Form 10-K for a discussion of recent accounting pronouncements and any expected impact on us.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. We expect quarter-to-quarter GAAP earnings volatility from our business activities. This volatility can occur for a variety of reasons, particularly changes in the fair values of consolidated assets and liabilities. In addition, the amount or timing of our reported earnings may be impacted by technical accounting issues and estimates.

Management discusses the ongoing development and selection of the critical accounting policies as set forth below with the Audit Committee of our Board of Directors:

Fair Value Measurements

We report various investments at fair value, including certain eligible financial instruments elected to be accounted for under the fair value option. A fair value measurement represents the price at which an orderly transaction would occur between willing market participants at the measurement date. This definition of fair value focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs when determining fair value. Inputs may be observable (reflecting assumptions that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity) or unobservable (the entity's own assumptions).

A fair value hierarchy for inputs is implemented in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are used when available. The availability of valuation techniques and the ability to attain observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is newly issued and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The fair value hierarchy is categorized into three broad levels (Levels 1, 2, and 3) based on the inputs as described in Part II, Item 8, Note 10 – *Fair Value Measurements*. The degree of judgment exercised in determining fair value is significant for investments categorized in Level 2, and greatest for investments categorized in Level 3, as the inputs to these levels are less observable or unobservable in the market, and therefore the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Valuation estimates are subject to uncertainty due to inherently subjective valuation inputs. The most significant valuation estimates to us regarding assets are those for residential mortgage loans (including residential mortgage loans in securitization trusts) and Non-Agency RMBS, as those two categories of assets are the largest asset classes on our balance sheet subject to Level 2 or Level 3 valuation estimates. The most significant valuation estimates to us regarding liabilities relates to the portion of the non-recourse securitization obligations, collateralized by residential mortgage loans, for which the fair value option was elected, which is subject to Level 2 valuation estimates. The assumptions regarding valuations for these asset and liability categories are described as follows:

- *Residential Mortgage Loans (including Residential Mortgage Loans in Securitization Trusts)* - Our company recognizes residential mortgage loans at fair value. The fair value of the residential mortgage loans is predominantly based on trading activity observed in the marketplace, provided by a third-party pricing service. The third-party pricing service obtains comparative pricing from banks, brokers, hedge funds, REITs and from its own brokerage business. The third-party pricing service also maintains a spread matrix created from trading levels observed in the secondary market and from indications of holding values in client investments. The spreads are meant to depict the required spread demanded by investors in the current environment. The matrix is segregated by loan structure type (hybrid arm, fixed rate, home equity line of credit, second lien, pay option arm, etc.), delinquency status, and loan to value strata. Significant matrix inputs are analyzed at the loan level. The performing residential mortgage loans are categorized as Level 2 in the fair value hierarchy, while non-performing loans are categorized as Level 3 given their limited marketability and availability of observable valuation inputs. Both Level 2 and Level 3 loans matrix inputs include collateral behavioral models including prepayment rates, default rates, loss severity, and discount rates.

- *Non-Agency RMBS ("Non-Agency")* - Non-Agencies consist of investments in collateralized mortgage obligations. Our company utilizes PriceServe, Bank of America's independent fixed income pricing service, as the primary valuation source for the investments. PriceServe obtains its price quotes from actual sales or quotes for sale of the same or similar securities and/or provides model-based valuations that consider inputs derived from recent market activity including default rates, conditional prepayment rates, loss severity, expected yield to maturity, baseline Discount Margin/Yield, recovery assumptions, tranche type, collateral coupon, age and loan size and other inputs specific to each security. These quotes are most reflective of the price that would be achieved if the security was sold to an independent third party on the date of the consolidated financial statements. Non-Agencies are categorized in Level 2 of the fair value hierarchy.

- *Non-recourse securitization obligations, collateralized by residential mortgage loans* - The portion of this obligation for which we have elected the fair value option uses the prices of the underlying bonds securing the related residential mortgage loans in securitization trusts. Our company utilizes PriceServe, Bank of America's independent fixed income pricing service, as the primary valuation source for these bonds. PriceServe obtains its price quotes from actual sales or quotes for sale of the same or similar securities and/or provides model-based valuations that consider inputs derived from recent market activity including default rates, conditional prepayment rates, loss severity, expected yield to maturity, baseline discount margin/yield, recovery assumptions, tranche type, collateral coupon, age and loan size, and other inputs specific to each security. We believe that these quotes are most reflective of the price that would be achieved if the bonds were sold to an independent third party on the date of the consolidated financial statements. The portion of this liability for which we have elected the fair value option is categorized as Level 2 in the fair value hierarchy.

Variable Interest Entities

A VIE is defined as an entity in which equity investors (i) do not have the characteristics of a controlling financial interest, and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that has both (a) the power to control the activities that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. For VIEs that do not have substantial on-going activities, the power to direct the activities that most significantly impact the VIE's economic performance may be determined by an entity's involvement with the design and structure of the VIE.

VIEs for which we are considered to be the primary beneficiary:

Determining the primary beneficiary of a VIE requires judgment. We determined that for the securitizations we consolidate, our ownership provides us with the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE. In addition, we have the power to direct the activities of the VIEs that most significantly impact the VIEs' economic performance, or power, or we were determined to have power in connection with our involvement with the structure and design of the VIE.

The securitization trusts are structured as entities that receive principal and interest on the underlying collateral and distribute those payments to the security holders. The assets held by the securitization entities are restricted in that they can only be used to fulfill the obligations of the securitization entity. Our risks associated with our involvement with these VIEs are limited to our risks and rights as a holder of the security we have retained as well as certain risks which may occur when we act as either the sponsor and/or depositor of and the seller, directly or indirectly to, the securitization entities.

Our interest in the assets held by consolidated securitization vehicles, which are consolidated on our consolidated balance sheets, is restricted by the structural provisions of these trusts, and a recovery of our investment in the vehicles will be limited by each entity's distribution provisions. The liabilities of the securitization vehicles, which are also consolidated on our consolidated balance sheets, are non-recourse to us, and can only be satisfied using proceeds from each securitization vehicle's respective asset pool.

The assets of securitization entities are comprised of RMBS or residential mortgage loans.

VIEs for which we are not considered to be the primary beneficiary:

We perform ongoing reassessments of whether changes in the facts and circumstances regarding our involvement with a VIE causes our consolidation conclusion to change.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, we are not required to provide this information.

Item 8.   Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Angel Oak Mortgage REIT, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Angel Oak Mortgage REIT, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the valuation of residential mortgage loans at fair value

As discussed in Notes 2, 4, and 10 to the consolidated financial statements, the Company records performing residential mortgage loans and residential mortgage loans in securitization trusts (together, residential mortgage loans) at fair value on its consolidated balance sheet as a result of electing the fair value option at the time of acquisition. As of December 31, 2023, the recorded balance of the Company's residential mortgage loans was $1.6 billion. The Company estimates the fair value of its residential mortgage loans using price information provided by third-party pricing services. These services determine price information predominately based on trading activity observed in the marketplace, using both market comparable information and discounted cash flow modeling techniques.

We identified the assessment of the valuation of residential mortgage loans as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, was involved in evaluating the third-party pricing services' valuation techniques and models as well as determining certain of the underlying valuation assumptions, including the prepayment rate, default rate, loss severity rate, and discount rate, which are subject to significant measurement uncertainty. The evaluation of these assumptions to

determine the fair value of residential mortgage loans required subjective and complex auditor judgment since the assumptions used were sensitive to variation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's residential mortgage loan valuation process, including controls related to the evaluation of pricing service information and assumptions used in residential mortgage loan valuations. We involved valuation professionals with specialized skills and knowledge who assisted in:

- evaluating the design of the Company's internal controls specific to the assessment of the third-party pricing services' valuation techniques and models

- evaluating that the methodology used by the Company in determining residential mortgage loan fair value is in accordance with U.S. GAAP

- assessing the third-party pricing services' valuation techniques and models through comparison to industry practices

- recalculating the fair value of a selection of residential mortgage loans using the Company's assumptions and comparing the results of our recalculation to the Company's fair value estimate

- developing an independent fair value estimate for a selection of residential mortgage loans at fair value based on independently developed valuation models and assumptions and comparing the results to the Company's fair value estimate.

/s/ KPMG

We have served as the Company's auditor since 2018.

Atlanta, Georgia
March 15, 2024

Angel Oak Mortgage REIT, Inc.
Consolidated Balance Sheets

(in thousands, except for share data)

		As of:		
		December 31, 2023		**December 31, 2022**
ASSETS				
Residential mortgage loans - at fair value	$	380,040	$	770,982
Residential mortgage loans in securitization trusts - at fair value		1,221,067		1,027,442
RMBS - at fair value		472,058		1,055,338
U.S. Treasury Securities - at fair value		149,927		—
Cash and cash equivalents		41,625		29,272
Restricted cash		2,871		10,589
Principal and interest receivable		7,501		17,497
Unrealized appreciation on TBAs and interest rate futures contracts - at fair value		—		14,756
Other assets		32,922		20,336
Total assets	$	2,308,011	$	2,946,212
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Notes payable	$	290,610	$	639,870
Non-recourse securitization obligations, collateralized by residential mortgage loans in securitization trusts (see Note 3)		1,169,154		1,003,485
Securities sold under agreements to repurchase		193,656		52,544
Unrealized depreciation on TBAs and interest rate futures contracts - at fair value		1,334		—
Due to broker		391,964		1,006,022
Accrued expenses		985		1,288
Accrued expenses payable to affiliate		748		2,006
Interest payable		820		2,551
Income taxes payable		1,241		—
Management fee payable to affiliate		1,393		1,967
Total liabilities	$	2,051,905	$	2,709,733
Commitments and contingencies				
STOCKHOLDERS' EQUITY				
Common stock, $0.01 par value. As of December 31, 2023: 350,000,000 shares authorized, 24,965,274 shares issued and outstanding. As of December 31, 2022: 350,000,000 shares authorized, 24,925,357 shares issued and outstanding.		249		249
Additional paid-in capital		477,068		475,379
Accumulated other comprehensive income (loss)		(4,975)		(21,127)
Retained earnings (deficit)		(216,236)		(218,022)
Total stockholders' equity	$	256,106	$	236,479
Total liabilities and stockholders' equity	$	2,308,011	$	2,946,212

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

Angel Oak Mortgage REIT, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands, except for share and per share data)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
INTEREST INCOME, NET		
Interest income	$ 95,953	$ 115,544
Interest expense	67,052	63,024
NET INTEREST INCOME	28,901	52,520
REALIZED AND UNREALIZED GAINS (LOSSES), NET		
Net realized gain (loss) on mortgage loans, derivative contracts, RMBS, and CMBS	(37,526)	(8,717)
Net unrealized gain (loss) on mortgage loans, debt at fair value option (see Note 3), and derivative contracts	63,489	(201,753)
TOTAL REALIZED AND UNREALIZED GAINS (LOSSES), NET	25,963	(210,470)
EXPENSES		
Operating expenses	7,474	12,179
Operating expenses incurred with affiliate	2,105	3,096
Due diligence and transaction costs	310	1,376
Stock compensation	1,689	5,753
Securitization costs	2,484	3,137
Management fee incurred with affiliate	5,842	7,799
Total operating expenses	19,904	33,340
INCOME (LOSS) BEFORE INCOME TAXES	34,960	(191,290)
Income tax expense (benefit)	1,246	(3,457)
NET INCOME (LOSS)	33,714	(187,833)
Preferred dividends	—	(14)
NET INCOME (LOSS) ALLOCABLE TO COMMON STOCKHOLDERS	$ 33,714	$ (187,847)
Other comprehensive income (loss)	16,152	(24,127)
TOTAL COMPREHENSIVE INCOME (LOSS)	$ 49,866	$ (211,974)
Basic earnings (loss) per common share	$ 1.36	$ (7.65)
Diluted earnings (loss) per common share	$ 1.35	$ (7.65)
Weighted average number of common shares outstanding:		
Basic	24,722,285	24,547,916
Diluted	24,941,758	24,547,916

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.


Angel Oak Mortgage REIT, Inc.
Consolidated Statements of Changes in Stockholder(s)' Equity

(in thousands)


	Preferred Stock		Common Stock at Par		Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings		Total Stockholders' Equity
Stockholder's equity as of December 31, 2021	$	101	$	252	$	476,510	$	3,000	$	11,527	$	491,390
Redemption of preferred stock		(101)		—		(24)		—		—		(125)
Dividends declared - preferred		—		—		—		—		(14)		(14)
Repurchase of common stock		—		(3)		(6,860)		—		—		(6,863)
Non-cash equity compensation		—		—		5,753		—		—		5,753
Unrealized loss on RMBS and CMBS		—		—		—		(24,127)		—		(24,127)
Dividends paid on common stock [1]		—		—		—		—		(41,702)		(41,702)
Net income (loss)		—		—		—		—		(187,833)		(187,833)
Stockholders' equity as of December 31, 2022	$	—	$	249	$	475,379	$	(21,127)	$	(218,022)	$	236,479
Non-cash equity compensation		—		—		1,689		—		—		1,689
Unrealized gain (loss) on RMBS and CMBS		—		—		—		16,152		—		16,152
Dividends paid on common stock [2]		—		—		—		—		(31,928)		(31,928)
Net income (loss)		—		—		—		—		33,714		33,714
Stockholders' equity as of December 31, 2023	$	—	$	249	$	477,068	$	(4,975)	$	(216,236)	$	256,106

[1] Dividends paid on common stock for the year ended December 31, 2022 at $0.45 per share of common stock on March 31, 2022, May 31, 2022, August 31, 2022, and $0.32 per share of common stock on November 30, 2022.

[2] Dividends paid on common stock for the year ended December 31, 2023 at $0.32 per share of common stock on March 31, 2023, May 31, 2023, August 31, 2023, and November 30, 2023.


The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.


Angel Oak Mortgage REIT, Inc.
Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 33,714	$ (187,833)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net realized (gain) loss on mortgage loans, derivative contracts, RMBS, and CMBS	37,526	8,717
Net unrealized (gain) loss on mortgage loans, debt at fair value option, and derivative contracts	(63,489)	201,753
Amortization of debt issuance costs	1,145	1,053
Net amortization of premiums and discounts on mortgage loans	2,855	9,370
Accretion of non-recourse securitized obligation discount	2,469	—
Accretion of U.S. Treasury securities discount	(1,462)	—
Non-cash stock compensation	1,689	5,753
Net change in:		
Purchases of residential mortgage loans from affiliates	(199,793)	(567,324)
Purchases of residential mortgage loans from non-affiliates	(27,390)	(427,940)
Sale of residential mortgage loans	4,941	252,709
Sale of residential mortgage loans into affiliates securitization trusts	350,304	—
Principal payments on residential mortgage loans	34,731	84,190
Principal payments on mortgage loans in securitization trusts	100,904	201,607
Margin received from interest rate futures contracts	21,121	75,432
Principal and interest receivable	9,996	12,156
Other assets	(233)	(130)
Management fee payable to affiliate	(574)	122
Accrued expenses	(302)	846
Accrued expenses payable to affiliate	(1,258)	581
Income tax payable	1,241	(3,457)
Interest payable	(1,731)	1,268
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ 306,404	$ (331,127)

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

93

Angel Oak Mortgage REIT, Inc.
Consolidated Statements of Cash Flows

(in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of investments in RMBS, available for sale		(1,022,010)		(419,748)
Purchases of investments in RMBS, trading		(1,354,057)		—
Sale of investments in RMBS, available for sale		1,006,196		812,107
Sale of investments in RMBS, trading		1,332,832		—
Purchases of investments in U.S. Treasury Securities		(998,380)		(349,992)
Maturities of U.S. Treasury Securities		850,000		600,000
Purchases of investments in majority-owned affiliates		(16,088)		—
Principal payments on RMBS and CMBS securities		3,063		14,067
Origination of commercial mortgage		—		(3,180)
Sale of commercial mortgage loans to third parties		4,300		11,026
Principal payments on commercial mortgage loans		37		53
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$	(194,107)	$	664,333
CASH FLOWS FROM FINANCING ACTIVITIES				
Repurchase of common stock		—		(6,863)
Redemption of preferred stock		—		(125)
Dividends paid to common stockholders		(31,928)		(41,702)
Principal payments on loans held in securitization trusts		(100,904)		(201,607)
Preferred dividends paid		—		(14)
Cash paid for debt issuance costs		—		(457)
Proceeds from securitizations		233,318		675,359
Net proceeds from (purchases of) securities sold under agreements to repurchase		141,112		(556,707)
Net proceeds from the sale of residential loans		—		(221,229)
Net proceeds from (payments on) notes payable		(349,260)		7,691
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	$	(107,662)	$	(345,654)
CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	$	4,635	$	(12,448)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year		39,861		52,309
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	$	44,496	$	39,861
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	65,169	$	61,611

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

1. Organization

Angel Oak Mortgage REIT, Inc. (together with its subsidiaries the "Company") is a real estate finance company focused on acquiring and investing in first lien non-qualified residential mortgage ("non-QM") loans and other mortgage-related assets in the U.S. mortgage market. The Company's strategy is to make credit-sensitive investments primarily in newly-originated first lien non-QM loans that are primarily made to higher-quality non-QM loan borrowers and primarily sourced from the proprietary mortgage lending platform of its affiliate, Angel Oak Mortgage Solutions LLC (together with other non-operational affiliated originators, "Angel Oak Mortgage Lending"), which currently operates primarily through a wholesale channel and has a national origination footprint. The Company may also invest in other residential mortgage loans, residential mortgage-backed securities ("RMBS"), and other mortgage-related assets. The Company's objective is to generate attractive risk-adjusted returns for its stockholders, through cash distributions and capital appreciation, across interest rate and credit cycles.

The Company is a Maryland corporation incorporated on March 20, 2018. The Company achieves certain of its investment objectives by investing a portion of its assets in its wholly-owned taxable REIT subsidiary, Angel Oak Mortgage REIT TRS, LLC ("AOMR TRS"), a Delaware limited liability company formed on March 21, 2018, which invests its assets in Angel Oak Mortgage Fund TRS, a Delaware statutory trust formed on June 15, 2018.

The Company is traded on the New York Stock Exchange under the ticker symbol AOMR.

The Operating Partnership

On February 5, 2020, the Company formed Angel Oak Mortgage Operating Partnership, LP, a Delaware limited partnership (the "Operating Partnership"), through which substantially all of its assets are held and substantially all of its operations are conducted, either directly or through subsidiaries. The Company holds all of the limited partnership interests in the Operating Partnership and indirectly holds the sole general partnership interest in the Operating Partnership through the general partner, which is the Company's wholly-owned subsidiary.

The Company's Manager and REIT status

The Company is externally managed and advised by Falcons I, LLC (the "Manager"), a registered investment adviser with the SEC. The Company has elected to be taxed as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 2019.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements requires the Company to make a number of significant estimates. These include estimates of fair value of certain assets and liabilities, amounts and timing of credit losses, prepayment rates, and other estimates that affect the reported amounts of certain assets and liabilities as of the date of the consolidated financial statements and the reported amounts of certain revenues and expenses during the reported periods. It is likely that changes in these estimates (e.g., valuation changes due to supply and demand, credit performance, prepayments, interest rates, or other reasons) will occur in the near term. The Company's estimates are inherently subjective in nature and actual results could differ from the Company's estimates and the differences could be material.

Reclassifications

Certain amounts reported in prior periods in the consolidated financial statements have been reclassified to conform to the current year's presentation. These reclassifications had no effect on the reported results of operations of prior years. For comparative purposes, and to simplify the presentation of the Company's consolidated balance sheet, the Commercial mortgage loans - at fair value, CMBS - at fair value, and Deferred tax assets have been reclassified to "Other assets" on the consolidated balance sheet as of December 31, 2022. See Note 15 — *Other Assets*.

Further, an adjustment has been made to the Consolidated Statements of Cash Flows for the year-ended December 31, 2022, to identify amortization of debt issuance costs, net amortization of premiums and discounts of mortgage loans, and principal payments on residential mortgage loans in securitization trusts.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs"). There were no recent ASUs that are expected to have a significant impact on the Company's consolidated financial statements when adopted or had a significant impact on the Company's consolidated financial statements upon adoption.

Variable Interest Entities

A variable interest entity ("VIE") is defined as an entity in which equity investors (i) do not have the characteristics of a controlling financial interest, and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that has both (i) the power to control the activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. For VIEs that do not have substantial on-going activities, the power to direct the activities that most significantly impact the VIE's economic performance may be determined by an entity's involvement with the design and structure of the VIE.

The Company's securitization trusts are structured as VIEs that receive principal and interest on the underlying collateral and distribute those payments to the security holders. The assets held by the securitization entities are restricted in that they can only be used to fulfill the obligations of the securitization entity. The Company's risks associated with its involvement with these VIEs are limited to its risks and rights as a holder of the security it has retained as well as certain associated risks which may occur when the Company acts as either the sponsor and/or depositor of and the seller, directly or indirectly to, the securitization entities.

Determining the primary beneficiary of a VIE requires judgment. The Company determined that for the securitizations it consolidates, its ownership provides the Company with the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE. In addition, the Company has the power to direct the activities that most significantly impact the VIE's economic performance.

As of December 31, 2023 and 2022, the Company was considered to be a primary beneficiary in certain VIEs which held certain interests in the assets held by consolidated securitization vehicles which were created under the purview of its wholly-owned securitization shelf, Angel Oak Mortgage Trust ("AOMT") II, LLC. These securitization vehicles are consolidated on the Company's consolidated balance sheet, and are restricted by the structural provisions of the associated securitization trusts. The recovery of the Company's investment in the securitization vehicles, if any, will be limited by each securitization vehicle's distribution provisions. The liabilities of the securitization vehicles, which are also consolidated on the Company's consolidated balance sheets as of December 31, 2023 and 2022, are non-recourse to the Company, and can only be satisfied using proceeds from each securitization vehicle's respective asset pool.

The assets of securitization entities are comprised of RMBS or residential mortgage loans. See Note 3 - *Variable Interest Entities* for further discussion of the characteristics of the securities and loans in the Company's portfolio relating to asset pools arising from securitization transactions.

The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company's involvement with a VIE would cause the Company's consolidation conclusion to change.

Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has determined it currently operates in a single operating segment and has one reportable segment, which is to acquire, invest in, and finance mortgage-related assets. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of three months or less at acquisition. The Company maintains its cash and cash equivalents with major financial institutions. Accounts at these institutions are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 for each bank. The Company is exposed to credit risk for amounts held in excess of the FDIC limit. The Company does not anticipate nonperformance by these financial institutions.

Restricted Cash

Restricted cash represents cash held at financial institutions for margin on whole loans required by certain counterparties, margin on futures trading activity, and short-term cash collateral for repurchase agreements.

A reconciliation of the amounts of cash and cash equivalents and restricted cash in the consolidated balance sheets to the amount in the consolidated statements of cash flows is as follows:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 41,625	$ 29,272
Restricted cash	2,871	10,589
Cash, cash equivalents and restricted cash as show in the statement of cash flows	$ 44,496	$ 39,861

Fair Value Measurements

The Company reports various investments at fair value in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. A fair value measurement represents the price at which an orderly transaction would occur between willing market participants at the measurement date. This definition of fair value focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. See Note 10, *Fair Value Measurements* for further discussion on fair value measurements.

The Company accounts for any purchases or sales of Investment Securities on a trade date basis. At the time of disposition, realized gains or losses on sales of Investment Securities are determined based on a specific identification basis and are a component of "net realized gain (loss) on mortgage loans, derivative contracts, RMBS, and CMBS" in the consolidated statements of operations and comprehensive income (loss).

RMBS, CMBS, and U.S. Treasury Securities ("Investment Securities"), at Fair Value; and Purchase and Sale of Investment Securities

The Company classifies its investments in RMBS, CMBS, and U.S. Treasury Securities as either trading or available-for-sale ("AFS").

Trading Investment Securities are carried at their estimated fair values and coupon interest is recognized as interest income when earned and deemed collectible. Changes in fair value are reported in current earnings in "net unrealized loss on mortgage loans, debt at fair value option, and derivative contracts" in the consolidated statements of operations and comprehensive income (loss)

Available-for-sale Investment Securities are carried at their estimated fair value with unrealized gains and losses reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Residential Mortgage Loans, Residential Mortgage Loans in Securitization Trusts, and Commercial Mortgage Loans, at Fair Value

The Company's investments in residential mortgage loans, including those held in securitization trusts, and commercial loans are recorded using the fair value option in ASC Topic 825 - *Financial Instruments*, and therefore recorded at fair value in the consolidated balance sheets. Changes in fair value are reported in current earnings in "net unrealized loss on mortgage loans, debt at fair value option, and derivative contracts" in the consolidated statements of operations and comprehensive income (loss). Residential and commercial mortgage loans include loans that the Company may be marketing for sale to third parties, including transfers to securitization entities with either solely contributed loans or with loans contributed to securitization entities along with other Angel Oak entities.

When the Company obtains possession of real property in connection with a foreclosure or similar action, the Company de-recognizes the associated mortgage loan according to ASU 2014-04, *Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure* ("ASU 2014-04"). Under the provisions of ASU 2014-04, the Company is deemed to have received physical possession of real estate property collateralizing a mortgage loan when it obtains legal title to the property upon completion of a foreclosure or when the borrower conveys all interest in the property to it through a deed in lieu of foreclosure or similar legal agreement. The Company's cost basis in REO is equal to the lower of cost or fair value of the real estate associated with the foreclosed mortgage loan, less expected costs to sell. The fair value of such REO is typically based on management's estimates which generally use information including general economic data, broker opinions of value, recent sales, property appraisals, and bids, and takes into account the expected costs to sell the property. REO recorded at fair value on a non-recurring basis are classified as Level 3.

Non-recourse securitization obligations, collateralized by residential mortgage loans (a portion of which is at Fair Value)

The portion of this obligation for which we have elected the fair value option uses the prices of the underlying bonds securing the related residential mortgage loans in securitization trusts to determine fair value. Changes in fair value are reported in current earnings in "net unrealized loss on mortgage loans, debt at fair value option, and derivative contracts" in the consolidated statements of operations and comprehensive income (loss). The Company also discloses fair value for the portion of this obligation for which we have elected to hold at amortized cost. See Note 10, *Fair Value Measurements.*

Derivative Financial Instruments, at Fair Value

The Company uses a variety of derivative instruments to economically hedge a portion of its exposure to market risks, including interest rate risk and prepayment risk. Derivatives are accounted for in accordance with ASC 815, *Derivatives and Hedging*, which requires recognition of all derivatives as either assets or liabilities at fair value on the consolidated balance sheets. These derivative financial instrument contracts are not designated as hedges for U.S. GAAP purposes; therefore, all changes in fair value are recognized in earnings. See Note 10, *Derivative Financial Instruments* for further information.

Revenue Recognition

Investment Securities

Interest income on Investment Securities is recognized based on outstanding principal balances and contractual terms. Premiums and discounts are generally amortized into interest income over the life of such securities using the effective yield method. Adjustments to premium amortization are made for actual prepayments and impact net realized gains (losses).

Residential and Commercial Mortgage Loans

Interest income on residential mortgage loans and commercial mortgage loans is recognized using the effective interest method over the life of the loans. The amortization of any premiums and discounts is included in interest income. Interest income recognition is suspended when residential mortgage loans or commercial mortgage loans are placed on non-accrual status. Generally, residential mortgage loans and commercial mortgage loans are placed on non-accrual status when delinquent for more than ninety (90) days or when determined not to be probable of full collection. Interest accrued, but not collected, at the date residential mortgage loans or commercial mortgage loans are placed on nonaccrual status is reversed against interest income and subsequently recognized only to the extent it is received in cash or until it qualifies for return to accrual status. Interest received after the loan becomes past due or impaired is used to reduce the outstanding loan principal balance.

Repurchase Agreements

At times, the Company finances purchases of residential and commercial mortgage loans and Investment Securities through the use of repurchase agreements. The repurchase agreements are treated as collateralized financing transactions, which expire within approximately one year or less and are carried at their contractual amounts, including accrued interest as specified in the respective agreements. Interest paid and accrued in accordance with repurchase agreements is recorded as interest expense.

Earnings Per Share

The Company computes earnings per share ("EPS") using the two-class method. The two-class method of computing EPS is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared and participation rights in undistributed earnings.

Basic net income (loss) per share is computed by dividing net income (loss) allocable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing net income (loss) allocable to common stockholders by the weighted average number of shares of common stock outstanding plus the additional dilutive effect of common stock equivalents and dividends related to unvested share-based awards, during each period, unless anti-dilutive.

Share-Based Compensation

The Company amortizes the fair value of previously granted share-based awards to expense over the vesting period using the straight line method. The initial cost of share-based awards is established at the Company's closing share price on the grant date of the award. The Company recognizes adjustments for forfeitures as they occur.

The Company has made annual grants of performance share units ("PSUs"), which allow for a 50% vest after a three-year period and 50% vest after a four-year period, subject to both continued employment and the achievement of certain performance criteria. Features of the performance criteria constitute a "market condition," which may impact the amount of compensation expense recognized for these awards.

Income Taxes

The Company has elected to be taxed as a REIT under the Code starting with its taxable year ended December 31, 2019. Accordingly, the Company will generally not be subject to corporate U.S. federal income tax to the extent that the Company makes qualifying distributions to stockholders, and provided that the Company satisfies, on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution, and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, the Company will be subject to U.S. federal, state, and any applicable local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which the Company lost its REIT qualification. Accordingly, the failure to qualify as a REIT could have a material adverse impact on the Company's results of operations and amounts available for distribution to stockholders.

The dividends paid deduction for qualifying dividends paid to stockholders is computed using the Company's taxable income as opposed to net income reported in the consolidated statements of operations and comprehensive income (loss). Taxable income will generally differ from net income reported in the consolidated statements of operations and comprehensive income (loss) because the determination of taxable income is based on tax regulations and not U.S. GAAP.

The Company has created and elected to treat AOMR TRS as a taxable REIT subsidiary ("TRS"). In general, a TRS may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A domestic TRS is subject to U.S. federal, state, and local corporate income taxes, and the value of the securities of the TRS together with the value of the securities of any other TRS owned by the Company may not exceed 20% of the value of the Company's total assets. If the TRS generates net income, it may declare dividends to the Company, which will be included in the Company's taxable income and may necessitate a distribution to its stockholders to satisfy distribution requirements and to avoid U.S. federal income and excise tax. Conversely, if the Company retains earnings at the TRS level, no distribution is required.

Effective for tax years beginning after December 31, 2022, the Inflation Reduction Act, which was signed into law on August 16, 2022, imposes a 15% alternative minimum tax ("AMT") on the adjusted financial statement income ("AFSI") of "Applicable Corporations". The term "Applicable Corporations" does not include REITs but does include TRSs whose three-year average AFSI exceeds $1 billion.

Current and deferred taxes are recorded on earnings (losses) recognized by AOMR TRS. Deferred income tax assets and liabilities are calculated based upon temporary differences between the Company's U.S. GAAP consolidated financial statements and the U.S. federal and state tax basis of assets and liabilities as of the consolidated balance sheet date. If any deferred tax assets exist, the Company evaluates the realizability of such, and subsequently may recognize a valuation allowance if, based on available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized. In evaluating the realizability of a deferred tax asset, the Company will consider expected future taxable income, existing and projected book to tax differences, and any tax planning strategies. Such an analysis is inherently subjective, as it is based on forecast earnings and business and economic activity. See Note 12 — *Income Taxes*, for further details regarding the Company's deferred tax assets.

As a REIT, if the Company fails to distribute in any calendar year (subject to specific timing rules for certain dividends paid in January) at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from the prior year, the Company would be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of (i) the amounts actually distributed and (ii) the amounts of income retained and on which the Company has paid U.S. federal corporate income tax.

Risks and Uncertainties

Credit Risk

The Company assumes credit risk through its investments in mortgage loans and other mortgage-related assets. Credit losses on mortgage loans can occur for many reasons, including: fraud; poor underwriting; poor servicing practices; weak economic conditions; increases in payments required to be made by borrowers; declines in the value of real estate; declining rents on single- and multi-family residential rental properties; natural disasters, including the effects of climate change (including flooding, drought, wildfires, and severe weather), and other natural events; uninsured property loss; over-leveraging of the borrower; costs of remediation of environmental conditions, such as indoor mold; changes in zoning or building codes and the related costs of compliance; acts of war or terrorism; changes in legal protections for lenders and other changes in law or regulation; and personal events affecting borrowers, such as reduction in income, job loss, divorce, or health problems. In addition, the amount and timing of credit losses could be affected by loan modifications, delays in the liquidation process, documentation errors, and other action by servicers. Weakness in the U.S. economy or the housing market could cause the Company's credit losses to increase.

In addition, rising interest rates may increase the credit risk associated with certain residential mortgage loans. For example, the interest rate is adjustable for many of the loans held by the Company or within the securitization entities in which the Company participates. In addition, a portion of the loans the Company has pledged to secure loan financing lines have adjustable interest rates. Accordingly, when short-term interest rates rise, required monthly payments from homeowners will rise under the terms of these adjustable-rate mortgages, and this may increase borrowers' delinquencies and defaults.

Credit losses on commercial mortgage loans can occur for many of the reasons noted above for residential mortgage loans. Moreover, these types of real estate loans may not be fully amortizing and, therefore, the borrower's ability to repay the principal when due may depend upon the ability of the borrower to refinance or sell the property at maturity. Business purpose real estate loans are particularly sensitive to conditions in the rental housing market and to demand for rental residential properties.

Within a securitization of residential, multi-family, or business purpose real estate loans, various securities are created, each of which has varying degrees of credit risk. The Company may own the securities in which there is more (or the most) concentrated credit risk associated with the underlying real estate loans. In general, losses on an asset securing a loan or loan included as collateral to a securitization will be borne first by the owner of the property (i.e., the owner will first lose any equity invested in the property) and, thereafter, by the first loss security holder, and then by holders of more senior securities. In the event the losses incurred upon default on the loan exceed any classes in which the Company invests, the Company may not be able to recover all of its investment in the securities it holds. In addition, if the underlying properties have been overvalued by the originating appraiser or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related security, then the first-loss securities may suffer a total loss of principal, followed by losses on the second-loss and then third-loss securities (or other residential and commercial securities that the Company owns). In addition, with respect to residential securities the Company owns, the Company may be subject to risks associated with the determination by a loan servicer to discontinue servicing advances (advances of mortgage interest payments not made by a delinquent borrower) if they deem continued advances to be unrecoverable, which could reduce the value of these securities or impair the Company's ability to project and realize future cash flows from these securities.

Investments in subordinated RMBS and CMBS involve greater credit risk than the senior classes of the issue or series. Many of the default-related risks of whole loan mortgages will be magnified in subordinated securities. Default risks may be further pronounced in the case of RMBS and CMBS by, or evidencing an interest in, a relatively small or less diverse pool of underlying mortgage loans. Certain subordinated securities absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity. In addition, principal payments on subordinated securities may be subject to a "lockout" period in which some or all of the principal payments are directed to the related senior securities. This lock-out period may be for a set period of time and/or may be determined based on pool performance criteria such as losses and delinquencies. Such securities therefore possess some of the attributes typically associated with equity investments.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond the Company's control. A significant portion of the Company's financial assets and liabilities, including the Company's whole loan investments (which include residential mortgage loans, residential mortgage loans held in securitization trusts, and commercial loans), investment securities, loan financing facilities, and security repurchase facilities, are interest earning or interest bearing and, as a result, the Company is subject to risks arising from fluctuations in the prevailing levels of market interest rates. In addition, all of the Company's warehouse loan financing arrangements (notes payable) have a variable rate component or include rates which reset monthly and add additional risk due to fluctuations in market interest rates. Any excess cash and cash equivalents of the Company are invested in instruments earning short-term market interest rates.

Subject to maintaining its qualification as a REIT and maintaining its exclusion from regulation as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), the Company may utilize various derivative instruments and other hedging instruments to mitigate interest rate risk.

Liquidity Risk

An insufficient secondary market may prevent the liquidation of an asset or limit the funds that can be generated from selling an asset. A portion of the Company's financial assets are considered to be illiquid and may be subject to high liquidity risk. Furthermore, the Company's use of financial leverage exposes the Company to increased liquidity risks from margin calls and potential breaches of the financial covenants under its borrowing facilities, which could result in the Company being required to immediately repay all outstanding amounts borrowed under these facilities and these facilities being unavailable to use for future financing needs, as well as triggering cross-defaults under other debt agreements.

Prepayment Risk

The frequency at which prepayments occur on loans held and loans underlying RMBS and CMBS will be affected by a variety of factors including the prevailing level of interest rates as well as economic, demographic, tax, social, legal, and other factors. Generally, mortgage obligors tend to prepay their mortgages when prevailing mortgage rates fall below the interest rates on their mortgage loans.

Generally, whole loans, RMBS, and CMBS purchased at a premium are adversely affected by faster than anticipated prepayments; and whole loans, RMBS, and CMBS purchased at a discount are adversely affected by slower than anticipated prepayments. The adverse effects of prepayments may impact the Company in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to the financial instruments that the Company's Manager may have constructed to reduce specific financial risks for these investments, resulting in a loss to the Company. In particular, prepayments (at par) may limit the potential upside of many whole loans, RMBS, and CMBS to their principal or par amounts, whereas their corresponding hedges, if any, often have the potential for unlimited loss.

Extension Risk

The Company's Manager computes the projected weighted average life of the Company's investments based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgage loans. In general, when fixed rate, adjustable rate, or hybrid mortgage loans or other mortgage-related assets are acquired via borrowings, the Company may, but is not required to, enter into an interest rate swap agreement or other economic hedging instrument that attempts to fix the Company's borrowing costs for a period close to the anticipated average life of the fixed rate portion of the related assets, in each case subject to maintaining the Company's qualification as a REIT and maintaining the Company's exclusion from regulation as an investment company under the Investment Company Act. This strategy is designed to protect the Company from rising interest rates, as the borrowing costs are managed to maintain a net interest spread for the duration of the fixed rate portion of the related assets. However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This could have an adverse impact on the Company's earnings, as borrowing costs would no longer be fixed after the end of the hedging instrument, while the income earned on the fixed rate, adjustable rate, or hybrid assets would remain fixed. In extreme situations, the Company may be forced to sell assets to maintain adequate liquidity, which could cause the Company to incur losses.

3. Variable Interest Entities

Since its inception, the Company has utilized VIEs for the purpose of securitizing whole mortgage loans to obtain long-term non-recourse financing. The Company evaluates its interest in each VIE to determine if it is the primary beneficiary.

VIEs for Which the Company is the Primary Beneficiary

The Company entered into securitization transactions that resulted in the Company consolidating the VIEs used to facilitate these transactions. See Note 2 "Variable Interest Entities" for a discussion of the accounting policies applied to the consolidation of VIEs and transfers of financial assets in connection with financing transactions.

The retained beneficial interest in VIEs for which the Company is the primary beneficiary is the subordinated tranches of the securitization and further interests in additional interest-only tranches. The following table summarizes the key details of the Company's loan securitization transactions currently outstanding as of December 31, 2023 and 2022:

As of:		December 31, 2023		December 31, 2022
		($ in thousands)		
Aggregate unpaid principal balance of residential whole loans sold	$	2,578,595	$	2,236,515
Face amount of Non-recourse securitization obligation issued by the VIE and purchased by third-party investors		1,619,051		1,359,698
Outstanding amount of Non-recourse securitization obligation, at carrying value		1,220,067		1,084,039
Outstanding amount of Non-recourse securitization obligation, at fair value		(50,912)		(80,554)
Outstanding amount of Non-recourse securitization obligation, total	$	1,169,154	$	1,003,485
Weighted average fixed rate for Non-recourse securitization obligation issued		2.91 %		2.70 %
Face amount of Senior Support Certificates received by the Company (3)	$	91,330	$	66,149
Cash received	$	194,746	$	159,007

During the years ended December 31, 2023 and 2022, the Company and it's affiliates issued and sold bonds with a current face value of $259 million and $680 million to third-party investors for proceeds of $233 million and $675 million, respectively, before offering costs and accrued interest. The sold bonds issued during the years ended December 31, 2023 and 2022 are included in "Non-recourse securitization obligations, collateralized by residential mortgage loans in securitization trusts" on the Company's consolidated balance sheets.

As of December 31, 2023 and 2022, as a result of the transactions described above, securitized loans of approximately $1.3 billion and $1.2 billion are included in "Residential mortgage loans in securitization trusts" on the Company's consolidated balance sheets, respectively. As of December 31, 2023 and 2022, the aggregate carrying value of sold bonds issued by consolidated VIEs was $1.2 billion and $1.1 billion, respectively. These sold bonds are disclosed as "Non-recourse securitization obligation, collateralized by residential mortgage loans in securitization trusts" on the Company's consolidated balance sheets. The holders of the securitized debt have no recourse to the general credit of the Company, but the Company does have the obligation, under certain circumstances, to repurchase assets from the VIE upon the breach of certain representations and warranties with respect to the residential whole loans sold to the VIE. In the absence of such a breach, the Company has no obligation to provide any other explicit or implicit support to any VIE.

The Company concluded that the entities created to facilitate the loan securitization transactions are VIEs. The Company completed an analysis of whether each VIE created to facilitate the securitization transactions should be consolidated by the Company, based on consideration of its involvement in each VIE and whether its involvement reflected a controlling financial interest that resulted in the Company being deemed the primary beneficiary of each VIE. In determining whether the Company would be considered the primary beneficiary, the following factors were assessed:

- whether the Company has both the power to direct the activities that most significantly impact the economic performance of the VIE; and
- whether the Company has a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE.

Based on its evaluation of the factors discussed above, including its involvement in the purpose and design of the entity, the Company determined that it was required to consolidate each VIE created to facilitate the loan securitization transactions

VIEs for Which the Company is Not the Primary Beneficiary

The Company sponsored or participated along with other affiliates and entities managed by Angel Oak Capital in the formation of various entities that were considered to be VIEs. These VIEs were formed to facilitate securitization issuances that were comprised of secured residential whole loans and/or small balance commercial loans contributed to securitization trusts.

These securities were issued as a result of the unconsolidated securitizations where the Company retained bonds from the issuances of securitizations issued by a depositor that the Company does not control. The Company determined that it was not then and is not now the primary beneficiary of any of these securitization entities, and thus has not consolidated the operating results or statements of financial position of any of these entities. The Company performs ongoing reassessments of all VIEs in which the Company has participated since its inception as to whether changes in the facts and circumstances regarding the Company's involvement with a VIE would cause the Company's consolidation conclusion to change, and the Company's assessment of these VIEs remains unchanged.

The securities received in the securitization transactions were classified as "available for sale" upon receipt and are included in "RMBS - at fair value" and "Other Assets" on the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and details on the accounting treatment and fair value methodology of the securities can be found in Note 10 — *Fair Value Measurements*. See also Note 5 — *Investment Securities*, for the fair value of AOMT securities held by the Company, and Note 15 - *Other Assets*, for investments in MOAs, as of December 31, 2023 and December 31, 2022 that were retained by the Company as a result of these securitization transactions.

4. Residential Mortgage Loans

Residential mortgage loans are measured at fair value. The following table sets forth the cost, fair value, weighted average interest rate, and weighted average remaining maturity of the Company's residential mortgage loan portfolio as of December 31, 2023 and 2022:

As of:		December 31, 2023		December 31, 2022
		($ in thousands)		
Cost	$	393,443	$	886,660
Unpaid principal balance	$	386,872	$	864,171
Net premium on mortgage loans purchased		6,571		22,489
Change in fair value		(13,403)		(115,678)
Fair value	$	380,040	$	770,982
Weighted average interest rate		6.78 %		4.80 %
Weighted average remaining maturity (years)		29		30

The following table sets forth data regarding the number of consumer mortgage loans secured by residential real property 90 or more days past due and also those in formal foreclosure proceedings, and the recorded investment and unpaid principal balance of such loans as of December 31, 2023 and 2022:

As of:		December 31, 2023		December 31, 2022
		($ in thousands)		
Number of mortgage loans 90 or more days past due		7		11
Recorded investment in mortgage loans 90 or more days past due	$	5,754	$	7,230
Unpaid principal balance of loans 90 or more days past due	$	5,681	$	7,043
Number of mortgage loans in foreclosure		2		2
Recorded investment in mortgage loans in foreclosure	$	1,956	$	820
Unpaid principal balance of loans in foreclosure	$	1,889	$	849

5. Investment Securities

As of December 31, 2023, Investment Securities were comprised of non-agency RMBS and Freddie Mac and Fannie Mae "whole pool agency RMBS" (together, "RMBS"), and U.S. Treasury securities. As of December 31, 2022, Investment Securities were comprised of RMBS and CMBS. The U.S. Treasury Securities held by the Company as of December 31, 2023 matured on January 9, 2024. The Company did not hold any U.S. Treasury securities as of December 31, 2022.

The following table sets forth a summary of RMBS at cost as of December 31, 2023 and 2022:

		December 31, 2023		December 31, 2022
		(in thousands)		
AOMT RMBS	$	84,957	$	69,922
Whole Pool Agency RMBS	$	391,964	$	1,006,022

The following table sets forth certain information about the Company's investment in RMBS as of December 31, 2023:

December 31, 2023		Real Estate Securities at Fair Value		Repurchase Debt [2]		Allocated Capital
		(in thousands)				
AOMT RMBS [1]						
Mezzanine	$	10,972	$	(844)	$	10,128
Subordinate		55,665		(19,812)		35,853
Interest Only/Excess		13,059		(1,871)		11,188
Retained RMBS in VIEs [2]		—		(22,116)		(22,116)
Total AOMT RMBS	$	79,696	$	(44,643)	$	35,053
Whole Pool Agency RMBS [3]						
Fannie Mae	$	278,510	$	—	$	278,510
Freddie Mac		113,852		—		113,852
Whole Pool Total Agency RMBS	$	392,362	$	—	$	392,362
Total RMBS	$	472,058	$	(44,643)	$	427,415

[1] AOMT RMBS held as of December 31, 2023 included both retained tranches of AOMT securitizations in which the Company participated and additional AOMT securities purchased in secondary market transactions.

[2] A portion of repurchase debt includes borrowings against retained bonds received from on-balance sheet securitizations (i.e., consolidated VIEs). These bonds, with a fair value of $124.1 million, are not reflected in the consolidated balance sheets, as the Company reflects the assets of the VIE (residential mortgage loans in securitization trusts - at fair value) on its consolidated balance sheets.

[3] The whole pool RMBS presented as of December 31, 2023 were purchased from a broker to whom the Company owes approximately $392 million, payable upon the settlement date of the trade. See Note 8 - *Due to Broker*.

The following table sets forth certain information about the Company's investment in RMBS as of December 31, 2022:

December 31, 2022	Real Estate Securities at Fair Value		Repurchase Debt		Allocated Capital	
			(in thousands)			
AOMT RMBS [1]						
Senior	$	—	$	—	$	—
Mezzanine		1,958		(1,470)		488
Subordinate		49,578		(24,982)		24,596
Interest Only/Excess		10,424		(1,506)		8,918
Retained RMBS in VIEs		—		(24,586)		(24,586)
Total AOMT RMBS	$	61,960	$	(52,544)	$	9,416
Other Non-Agency RMBS						
Subordinate	$	—	$	—	$	—
Interest Only/Excess		—		—		—
Total Other Non-Agency RMBS	$	—	$	—	$	—
Whole Pool Agency RMBS						
Fannie Mae	$	501,458	$	—	$	501,458
Freddie Mac		491,920		—		491,920
Whole Pool Total Agency RMBS	$	993,378	$	—	$	993,378
Total RMBS	$	1,055,338	$	(52,544)	$	1,002,794

[1] AOMT RMBS held as of December 31, 2022 included both retained tranches of AOMT securitizations in which the Company participated and additional AOMT securities purchased in secondary market transactions.

The following table sets forth certain information about the Company's investment in U.S. Treasury Securities as of December 31, 2023. The Company did not hold any U.S. Treasury Securities as of December 31, 2022.

Date	Face Value	Unamortized Discount, net	Amortized Cost	Unrealized Loss	Fair Value	Net Effective Yield
			($ in thousands)			
December 31, 2023	$ 150,000	$ 159	$ 149,841	$ 86	$ 149,927	5.30 %

6. Notes Payable

The Company has the ability to finance residential and commercial whole loans, utilizing lines of credit (notes payable) from various counterparties, as further described below. Outstanding borrowings bear interest at floating rates depending on the lending counterparty, the collateral pledged, and the rate in effect for each interest period, as the same may change from time to time at the end of each interest period. Some loans include upfront fees, fees on unused balances, covenants and concentration limits on types of collateral pledged; all vary based on the counterparty. Occasionally, a lender may require certain margin collateral to be posted on a warehouse line of credit. There was no margin collateral required as of December 31, 2023. Restricted cash as of December 31, 2022 included $5.6 million in margin collateral required by a certain lender.

The following table sets forth the details of all the lines of credit available to the Company for whole loan purchases during the years ended December 31, 2023 and 2022, and the drawn amounts as of December 31, 2023 and 2022:

Note Payable	Base Interest Rate	Interest Rate Pricing Spread	Drawn Amount	
			December 31, 2023	December 31, 2022
			($ in thousands)	
Multinational Bank 1 [(1)]	Average Daily SOFR	2.10% - 2.25%	$ 206,183	352,038
Multinational Bank 2 [(2)]	1 month SOFR	1.95% - 2.00%	—	—
Global Investment Bank 1 [(3)]	1 month or 3 month SOFR	1.70% - 3.50%	—	—
Global Investment Bank 2 [(4)]	1 month SOFR	2.20% - 3.45%	—	—
Global Investment Bank 3 [(5)]	Compound SOFR	2.00% - 4.50%[(5)]	84,427	119,137
Institutional Investors A and B [(6)]	1 month Term SOFR	3.50%	—	168,695
Regional Bank 1 [(7)]	1 month SOFR	2.50% - 3.50%	—	—
Regional Bank 2 [(8)]	1 month SOFR	2.41%	—	—
Total			$ 290,610	$ 639,870

[(1)] On April 13, 2022, the Company and two of its subsidiaries entered into a master repurchase agreement with a multinational bank ("Multinational Bank 1") through the execution of a master repurchase agreement between the Company as guarantor, and two of its subsidiaries, as sellers, and Multinational Bank 1 as buyer, with an original maximum facility limit of $340.0 million. Pursuant to the terms of the master repurchase agreement, the agreement may be renewed every six months for a maximum six months term. On August 4, 2022, the maximum line of credit under the facility with Multinational Bank 1 was increased by $260.0 million to a maximum facility limit of $600.0 million. On July 25, 2023 this facility was amended with an updated interest pricing spread of 2.10% and extended until January 25, 2024. On December 15, 2023, the loan financing facility was extended through June 25, 2024, in accordance with the mechanism for six-month renewal periods.

[(2)] This agreement expired by its terms on October 14, 2022, after being paid in full.

[(3)] This agreement expired by its terms on October 5, 2022, after being paid in full.

[(4)] On February 4, 2022, this facility was amended remove any draw fees; and adjust the pricing rate whereby upon the Company's or the subsidiary's repurchase of a mortgage loan, the Company or such subsidiary is required to repay Global Investment Bank 2 the principal amount related to such mortgage loan plus accrued and unpaid interest at a rate (determined based on the type of loan) equal to the sum of (A) the greater of (i) 0.00% and (ii) Term SOFR and (B) a pricing spread generally ranging from 2.20% to 3.45%. Prior to February 4, 2022, interest was based on 1-month LIBOR plus a pricing spread of 2.00% - 3.25%. On January 19, 2024, this facility was amended to extend the expiration date to May 2, 2024.

[(5)] On March 2, 2022, the agreement was extended to terminate on March 5, 2023, unless terminated earlier pursuant to the terms of the agreement. On January 1, 2022, the agreement was amended to replace a LIBOR-based index rate with a SOFR-based index rate plus a pricing spread equal to 20 basis points, plus the prior pricing spread. Prior to January 1, 2022, interest was based on 3-month LIBOR plus a pricing spread of 2.25%. On December 19, 2022, the facility was amended to increase the facility limit up to $286.0 million by adding a static pool of additional mortgage loans to the facility and extended the termination date to December 19, 2023. The interest rate pricing spread was also amended to 2.80% for the first three months following the amendment date, which will increase by an additional 50 basis points every three months thereafter. Additionally, the amendment generally removed "mark to market" provisions from the previous agreement, and requires an economic interest rate hedging account ("interest rate futures account") to be maintained to the reasonable satisfaction of Global Investment Bank 3, which account is for its benefit and under its sole control. On November 7, 2023, this facility was renewed for a 12 month term through November 7, 2024 and was converted from static pool financing to a revolving facility with mark to market features. The amended facility has a maximum borrowing capacity of $200 million with a base interest rate pricing spread of 180 basis points plus a 20 basis points index spread adjustment, with an expiration date of November 7, 2024.

The Company held restricted cash pertaining to Global Investment Bank 3's interest rate futures account included in "restricted cash" of approximately $1.7 million on the Company's consolidated balance sheet as of December 31, 2022. There was no restricted cash related to this facility on the Company's consolidated balance sheet as of December 31, 2023.

[(6)] On October 4, 2022, the Company and a subsidiary entered into two separate master repurchase facilities with two affiliates of an institutional investor ("Institutional Investors A and B") regarding a specific pool of whole loans with financing of approximately $168.7 million on approximately $239.3 million of unpaid principal balance. The master repurchase agreements were set to expire on January 4, 2023, with a one-time three months extension period option. The Company subsequently repaid this financing facility in full on January 4, 2023 and chose not to exercise the three months extension period option. The Company held restricted cash pertaining to this lender's cash collateral requirements included in "restricted cash" of approximately $3.8 million on the Company's consolidated balance sheet as of December 31, 2022, which was released on January 4, 2023. There was no restricted cash related to this facility on the Company's consolidated balance sheet as of December 31, 2023.

(7) On March 7, 2022, this agreement was amended to terminate on March 16, 2023, unless terminated earlier pursuant to the terms of the agreement. Additionally, the amendment increased the aggregate purchase price limit to $75.0 million from $50.0 million, and beginning March 8, 2022, provided that interest will accrue on any new transactions under the loan financing line at a rate based on Term SOFR plus an additional pricing spread. Prior to March 7, 2022, interest was based on 1-month LIBOR plus a spread of 2.50% - 3.13%. This agreement expired by its terms on March 16, 2023.

(8) This agreement was paid in full on December 15, 2022 and voluntarily terminated by the Company.

The following table sets forth the total unused borrowing capacity of each financing line as of December 31, 2023:

Line of Credit (Note Payable)	Borrowing Capacity		Balance Outstanding		Available Financing
		(in thousands)			
Multinational Bank 1	$	600,000	$	206,183	$	393,817
Global Investment Bank 2		250,000		—		250,000
Global Investment Bank 3		200,000		84,427		115,573
Total	$	1,050,000	$	290,610	$	759,390

Although available financing is uncommitted for each of these lines of credit, the Company's unused borrowing capacity is available if it has eligible collateral to pledge and meets other borrowing conditions as set forth in the applicable agreements.

7. Due to Broker

The "Due to broker" account on the consolidated balance sheet as of December 31, 2023 and December 31, 2022 in the amount of $392 million and 1.0 billion, respectively, relates to the purchase of Whole Pool Agency RMBS. Purchases are accounted for on a trade date basis; and, at times, there may be a timing difference between the trade date and the settlement date of a trade. The trade date of this purchase was prior to the applicable year-end dates. These trades settled on January 16, 2024 and January 13, 2023, respectively, at which time these assets were simultaneously sold.

The purchase transactions for the unsettled Whole Pool Agency RMBS are excluded from the consolidated statements of cash flows as they are non-cash transactions.

8. Securities Sold Under Agreements to Repurchase

Transactions involving securities sold under agreements to repurchase are treated as collateralized financial transactions, and are recorded at their contracted repurchase amounts. Margin (if required) for securities sold under agreements to repurchase represents margin collateral amounts held to ensure that the Company has sufficient coverage for securities sold under agreements to repurchase in case of adverse price changes. As of December 31, 2023 and 2022, there was approximately $0.3 million and $3.9 million, respectively, held as margin cash collateral for repurchase agreements recorded in "restricted cash" on the consolidated balance sheets.

The following table summarizes certain characteristics of the Company's repurchase agreements as of December 31, 2023 and 2022:

December 31, 2023

Repurchase Agreements	Amount Outstanding	Weighted Average Interest Rate	Weighted Average Remaining Maturity (Days)
	($ in thousands)		
U.S. Treasury Securities	$ 149,013	5.57 %	10
AOMT RMBS [1]	$ 44,643	7.04 %	16
Total	$ 193,656	5.91 %	11

December 31, 2022

Repurchase Agreements	Amount Outstanding	Weighted Average Interest Rate	Weighted Average Remaining Maturity (Days)
	($ in thousands)		
AOMT RMBS	$ 52,544	6.07 %	13
Total	$ 52,544	6.07 %	13

[1] A portion of repurchase debt outstanding as of December 31, 2023 and December 31, 2022 includes borrowings against retained bonds received from on-balance sheet securitizations (i.e., consolidated VIEs). See Note 5 - *Investment Securities*.

Although the transactions under repurchase agreements represent committed borrowings until maturity, the lenders retain the right to mark the underlying collateral at fair value. A reduction in the value of pledged assets would require the Company to provide additional collateral or fund margin calls.

9. Derivative Financial Instruments

In the normal course of business, the Company enters into derivative financial instruments to manage its exposure to market risk, including interest rate risk and prepayment risk on its residential whole loans at fair value. The derivatives in which the Company invests, and the market risk that the economic hedge is intended to mitigate, are further discussed below. Restricted cash as of December 31, 2023 and 2022 included approximately $2.5 million and $1.1 million in interest rate futures margin collateral, respectively; and zero and approximately zero in TBA margin collateral, respectively.

The Company uses interest rate futures as economic hedges to hedge a portion of its interest rate risk exposure. Interest rate risk is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, as well as other factors. The Company's credit risk with respect to economic hedges is the risk of default on its investments that result from a borrower's or counterparty's inability or unwillingness to make contractually required payments.

The Company may at times hold TBAs in order to mitigate its interest rate risk on certain specified mortgage-backed securities. Amounts or obligations owed by or to the Company are subject to the right of set-off with the TBA counterparty. As part of executing these trades, the Company may enter into agreements with its TBA counterparties that govern the transactions for the TBA purchases or sales made, including margin maintenance, payment and transfer, events of default, settlements, and various other provisions.

Changes in the value of derivatives designed to protect against mortgage-backed securities fair value fluctuations, or economic hedging gains and losses, are reflected in the tables below. All realized and unrealized gains and losses on derivative contracts are recognized in earnings, in "net realized loss on mortgage loans, derivative contracts, RMBS, and CMBS" for realized losses, and "net unrealized loss on mortgage loans, debt at fair value option, and derivative contracts" for unrealized gains and losses.

The Company considers the notional amounts, categorized by primary underlying risk, to be representative of the volume of its derivative activities.

The following table sets forth the derivative instruments presented on the consolidated balance sheets and notional amounts as of December 31, 2023 and 2022:

As of:	Derivatives Not Designated as Hedging Instruments	Number of Contracts	Assets	Liabilities	Notional Amounts Long Exposure	Short Exposure
					($ in thousands)	
December 31, 2023	Interest rate futures	1,489	$ —	$ 840	$ —	$ 148,900
December 31, 2023	TBAs	N/A	$ —	$ 494	$ —	$ 386,700
December 31, 2022	Interest rate futures	4,928	$ 2,211	$ —	$ —	$ 492,800
December 31, 2022	TBAs	N/A	$ 12,545	$ —	$ —	$ 1,041,700

The gains and losses arising from these derivative instruments in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2023, and 2022 are set forth as follows:

As of:	Derivatives Not Designated as Hedging Instruments	Net Realized Gains (Losses) on Derivative Instruments	Net Change in Unrealized Appreciation (Depreciation) on Derivative Instruments
		(in thousands)	
December 31, 2023	Interest rate futures	$ 5,492	$ (3,947)
December 31, 2023	TBAs	$ 16,524	$ (13,038)
December 31, 2022	Interest rate futures	$ 67,767	$ 2,939
December 31, 2022	TBAs	$ 7,295	$ 10,117

10. Fair Value Measurements

Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable or unobservable:

- Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity.

- Unobservable inputs are inputs that reflect the reporting entity's own assumptions.

A fair value hierarchy for inputs is implemented in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are used when available. The availability of valuation techniques and the ability to attain observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is newly issued and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The fair value hierarchy is categorized into three broad levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted, quoted prices in active markets for identical assets and liabilities.

Level 2 - Valuations based on quoted prices in an inactive market, or whose values are based on models - but the inputs to those models are observable either directly or indirectly for substantially the full term of the assets and liabilities. Level 2 inputs include the following:

a) Quoted prices for similar assets and liabilities in active markets (e.g. restricted stock);

b) Quoted prices for identical or similar assets and liabilities in non-active markets (e.g. corporate and municipal bonds);

c) Pricing models whose inputs are observable for substantially the full term of the assets and liabilities (e.g. over-the-counter derivatives); and

d)   Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability, (e.g. residential and commercial mortgage-related assets, including whole loans securities and derivatives).

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Valuation of these assets is typically based on the Company's Manager's own assumptions or expectations based on the best information available. The degree of judgment exercised by the Company's Manager in determining fair value is greatest for investments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the actual level is determined based on the level of inputs that is most significant to the fair value measurement in its entirety.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company's Manager in determining fair value is greatest for investments categorized in Level 3. Transfers, if any, between levels are determined by the Company on the first day of the reporting period.

Valuation Techniques and Inputs

Following are descriptions of the valuation methodologies used to measure the Company's assets and liabilities measured at fair value:

Investment Securities - U.S. Government and Agency Securities ("U.S. Treasury Securities" and "whole pool agency RMBS") are valued based on unadjusted, quoted prices for identical assets or liabilities in an active market. U.S. Treasury Securities are generally categorized as Level 1 securities while whole pool agency RMBS are generally classified as level 2 securities.

Futures Contracts - Futures contracts that are traded on an exchange are valued at their last reported sales price as of the valuation date. Listed futures contracts are categorized in Level 1 of the fair value hierarchy.

Non-Agency Residential Mortgage-Backed Securities ("Non-Agency") - Non-Agencies consist of investments in collateralized mortgage obligations. The Company utilizes Price*Serve*, Bank of America's independent fixed income pricing service, as the primary valuation source for the investments. Price*Serve* obtains its price quotes from actual sales or quotes for sale of the same or similar securities and/or provides model-based valuations that consider inputs derived from recent market activity including default rates, conditional prepayment rates, loss severity, expected yield to maturity, baseline Discount Margin/Yield, recovery assumptions, tranche type, collateral coupon, age and loan size and other inputs specific to each security. These quotes are most reflective of the price that would be achieved if the security was sold to an independent third party on the date of the consolidated financial statements. Non-Agencies are categorized in Level 2 of the fair value hierarchy.

Commercial Mortgage Loans - Commercial mortgage loans, including in Other Assets, are recognized at fair value. The fair value of commercial mortgage loans at fair value is predominately based on trading activity observed in the marketplace, provided by a third-party pricing service. The pricing service obtains comparative pricing from banks, brokers, hedge funds, REITs and from its own brokerage business. The pricing service also maintains a spread matrix created from trading levels observed in the secondary market and from indications of holding values in client investments. The spreads are meant to depict the required spread demanded by investors in the current environment. The performing commercial mortgage loans are generally categorized as Level 2 securities in the fair value hierarchy, while non-performing loans are categorized as Level 3 given their limited marketability and availability of observable valuation inputs.

Residential Mortgage Loans (including Residential Mortgage Loans in Securitization Trusts) - The Company recognizes residential mortgage loans at fair value. The fair value of the residential mortgage loans is predominantly based on trading activity observed in the marketplace, provided by a third-party pricing service. The third-party pricing service obtains comparative pricing from banks, brokers, hedge funds, REITs and from its own brokerage business. The third-party pricing service also maintains a spread matrix created from trading levels observed in the secondary market and from indications of holding values in client investments. The spreads are meant to depict the required spread demanded by investors in the current environment. The matrix is segregated by loan structure type (hybrid arm, fixed rate, home equity line of credit, second lien, pay option arm, etc.), delinquency status, and loan to value strata. Significant matrix inputs are analyzed at the loan level. The performing residential mortgage loans are categorized as Level 2 in the fair value hierarchy, while non-performing loans are categorized as Level 3 given their limited marketability and availability of observable valuation inputs. Both Level 2 and Level 3 loans matrix inputs include collateral behavioral models including prepayment rates, default rates, loss severity, and discount rates.

Non-recourse securitization obligations, collateralized by residential mortgage loans - The portion of this obligation for which we have elected the fair value option uses the prices of the underlying bonds securing the related residential mortgage loans in securitization trusts to determine fair value. The Company utilizes PriceServe, Bank of America's independent fixed income pricing service, as the primary valuation source for these bonds. PriceServe obtains its price quotes from actual sales or quotes for sale of the same or similar securities and/or provides model-based valuations that consider inputs derived from recent market activity including default rates, conditional prepayment rates, loss severity, expected yield to maturity, baseline discount margin/yield, recovery assumptions, tranche type, collateral coupon, age and loan size, and other inputs specific to each security. We believe that these quotes are most reflective of the price that would be achieved if the bonds were sold to an independent third party on the date of the consolidated financial statements. The portion of this liability for which we have elected the fair value option is categorized as Level 2 in the fair value hierarchy.

Other assets and liabilities - The fair value of cash, restricted cash, principal and interest receivable, deferred tax assets and liabilities, other assets (principally consisting of prepaid assets), notes payable, securities sold under obligation to repurchase, amounts due to broker and accrued expenses (including those payable to an affiliate and management fees payable to an affiliate), and interest payable approximate their carrying values due to the nature of these assets and liabilities.

Valuation Processes

The Company's Manager establishes valuation processes and procedures to ensure that the valuation techniques are fair and consistent, and valuation inputs are verifiable. The valuation committee of the Company's Manager (the "Committee") oversees the valuation process of the Company's investments. The Committee is comprised of various personnel of the Company's Manager, including those that are separate from the Company's portfolio management and trading functions. The Committee is responsible for developing the Company's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies. The Committee meets on a monthly basis, or more frequently as needed, to review the valuations of the Company's investments. If a security does not have a pricing source which is available or reliable, the Company's Manager considers all appropriate factors relevant to determine the fair value of the security. Valuations determined by the Company's Manager are required to be supported by market data, third-party pricing sources, and industry accepted pricing models.

The following table sets forth information about the Company's financial assets and liabilities measured at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
Assets, at fair value				
Residential mortgage loans	$ —	$ 374,004	$ 6,036	$ 380,040
Residential mortgage loans in securitization trusts	—	1,207,804	13,263	1,221,067
Investments in securities				
AOMT RMBS [1]	—	79,696	—	79,696
Whole Pool Agency RMBS	—	392,362	—	392,362
U.S. Treasury Securities.	149,927	—	—	149,927
Other Assets, at fair value [2]	—	32,923	—	32,923
Total assets, at fair value	$ 149,927	$ 2,086,789	$ 19,299	$ 2,256,015
Liabilities, at fair value				
Non-recourse securitization obligation, collateralized by residential mortgage loans [3]	$ —	$ 743,189	$ —	$ 743,189
Unrealized depreciation on futures contracts	(840)	—	—	(840)
Unrealized depreciation on TBAs	(494)	—	—	(494)
Total liabilities, at fair value	$ (1,334)	$ 743,189	$ —	$ 741,855

[1] Non-Agency RMBS held as of December 31, 2023 included both retained tranches of AOMT securitizations in which the Company participated, additional AOMT securities purchased in secondary market transactions, and other RMBS purchased in secondary market transactions. All AOMT CMBS held as of December 31, 2023 was comprised of a small-balance commercial loan securitization issuance in which the Company participated.

[2] Includes Commercial Loans and AOMT CMBS assets. All AOMT CMBS held as of December 31, 2023 was comprised of a small-balance commercial loan securitization issuance in which the Company participated.

[3] Only the portion subject to fair value measurement, as adjusted for fair value, is presented above. See below for the disclosure of the full debt at fair value.

All unrealized gains and losses arising from valuation changes in residential and commercial mortgage loans, TBAs, and futures contracts are recognized in net income for the periods presented.

Transfers from Level 2 to Level 3 were comprised of residential loans more than 90 days overdue (including those in foreclosure) and commercial mortgage loans in special servicing or otherwise considered "non-performing" by the Company's third-party valuation providers. Transfers between Levels are deemed to take place on the first day of the reporting period in which the transfer has taken place. Transfers between Level 2 and Level 3 were immaterial for the year ended December 31, 2023.

We use third-party valuation firms who utilize proprietary methodologies to value our residential and commercial loans. These firms generally use both market comparable information and discounted cash flow modeling techniques to determine the fair value of our assets. Use of these techniques requires determination of relevant input and assumptions, some of which represent significant unobservable inputs such as anticipated credit losses, prepayment rates, default rates, or other valuation assumptions. Accordingly, a significant increase or decrease in any of these inputs in isolation may result in a significantly lower or higher fair value measurement. The following table sets forth information regarding the Company's significant Level 3 inputs as of December 31, 2023:

Asset	Fair Value	Unobservable Input	Input Values	
			Range	Average
Residential mortgage loans, at fair value	$ 6,036	Prepayment rate (annual CPR)	6.86% - 19.93%	13.40%
		Default rate	12.69% - 13.64%	13.16%
		Loss severity	(25.00)% - 40.13%	4.12%
		Expected remaining life	0.67 - 4.09 years	2.22 years
Residential mortgage loans in securitization trust, at fair value	$ 13,264	Prepayment rate (annual CPR)	5.97% - 20.71%	12.32%
		Default rate	4.38% - 28.66%	16.92%
		Loss severity	(13.99)% - 19.60%	4.14%
		Expected remaining life	0.67 - 5.67 years	2.72 years

Assets and Liabilities Held at Amortized Cost - Fair Value Disclosure

Portion of Non-Recourse Securitization Obligations, Collateralized by Residential Mortgage Loans - Held at Amortized Cost

To determine the fair value of the Company's non-recourse securitization obligations, collateralized by residential mortgage loans, net, held at amortized cost, the Company uses the same method of valuation as described previously in the discussion of *Valuation Techniques and Inputs* for both the portion of the obligation measured at fair value and the portion of the obligation held at amortized cost, for which fair value is disclosed, as below.

As of December 31, 2023, the total amortized cost basis and fair value of our non-recourse securitization obligations was $1.24 billion and $1.09 billion, respectively, a difference of approximately $247.8 million (which includes AOMT 2022-1, AOMT 2022-4, and AOMT 2023-4, which are marked to fair value; and AOMT 2021-7 and AOMT 2021-4, which are carried at amortized cost, as the fair value option was not elected at the time of the creation of these obligations). The fair value solely attributable to AOMT 2021-4 and 2021-7 is approximately $81.9 million less than the amortized cost. The difference between the amortized cost basis value and the fair value is derived from the difference between the period-end market pricing of the underlying bonds, as referred to above, and the amortized cost of the obligation. The fair value of the non-recourse securitization debt is not indicative of the amounts at which we could settle this debt.

As of December 31, 2022, the total amortized cost basis and fair value of our non-recourse securitization obligations was $1.1 billion and $914.3 million, respectively, a difference of approximately $170.9 million (which includes AOMT 2022-1 and AOMT 2022-4, which are marked to fair value; and AOMT 2021-7, and AOMT 2021-4, which are carried at amortized cost, as the fair value option was not elected at the time of the creation of these obligations). The difference between the amortized cost and fair value solely attributable to AOMT 2021-4 and 2021-7 is approximately $90.3 million. The difference between the amortized cost basis value and the fair value is derived from the difference between the period-end market pricing of the underlying bonds, as referred to above, and the amortized cost of the obligation. The fair value of the non-recourse securitization debt is not indicative of the amounts at which we could settle this debt.

Investments in Majority-Owned Affiliates

To determine the fair value of the Company's investments in majority-owned affiliates, which are held at amortized cost and included in "other assets", the Company uses the prices of the underlying bonds in the investments to determine fair value. The Company utilizes PriceServe, Bank of America's independent fixed income pricing service, as the primary valuation source for these bonds. PriceServe obtains its price quotes from actual sales or quotes for sale of the same or similar securities and/or provides model-based valuations that consider inputs derived from recent market activity including default rates, conditional prepayment rates, loss severity, expected yield to maturity, baseline discount margin/yield, recovery assumptions, tranche type, collateral coupon, age and loan size, and other inputs specific to each security. We believe that these quotes are most reflective of the price that would be achieved if the bonds were sold to an independent third party on the date of the consolidated financial statements.

The amortized cost and fair value of these investments as of December 31, 2023 was approximately $16.2 million and $16.7 million, respectively. The amortized cost and fair value of these investments as of December 31, 2022 was zero.

The following table sets forth information about the Company's financial assets and liabilities measured at fair value as of December 31, 2022 [1]:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
Assets, at fair value				
Residential mortgage loans	$ —	$ 763,786	$ 7,196	$ 770,982
Residential mortgage loans in securitization trusts	—	1,018,686	8,756	1,027,442
Investments in securities				
Non-Agency RMBS [1]	—	61,960	—	61,960
Agency whole pool loan securities	—	993,378	—	993,378
Unrealized appreciation on futures contracts	2,211	—	—	2,211
Unrealized appreciation on TBAs	12,545	—	—	12,545
Other Assets, at fair value [2]	—	20,337	—	20,337
Total assets, at fair value	$ 14,756	$ 2,858,147	$ 15,952	$ 2,888,855
Liabilities, at fair value				
Non-recourse securitization obligation, collateralized by residential mortgage loans	$ —	$ 530,560	$ —	$ 530,560
Total liabilities, at fair value	$ —	$ 530,560	$ —	$ 530,560

[1] Non-Agency RMBS held as of December 31, 2022 included both retained tranches of AOMT securitizations in which the Company participated, additional AOMT securities purchased in secondary market transactions, and other RMBS purchased in secondary market transactions. All AOMT CMBS held as of December 31, 2022 was comprised of a small-balance commercial loan securitization issuance in which the Company participated.

[2] Includes Commercial Loans and AOMT CMBS assets. All AOMT CMBS held as of December 31, 2022 was comprised of a small-balance commercial loan securitization issuance in which the Company participated.

All unrealized gains and losses arising from valuation changes in residential and commercial mortgage loans, TBAs, and futures contracts are recognized in net income for the periods presented.

Transfers from Level 2 to Level 3 were comprised of residential loans more than 90 days overdue (including those in foreclosure) and commercial mortgage loans in special servicing or otherwise considered "non-performing" by the Company's third-party valuation providers. Transfers between Levels are deemed to take place on the first day of the reporting period in which the transfer has taken place. Transfers between Level 2 and Level 3 were immaterial for the year ended December 31, 2022.

We use third-party valuation firms who utilize proprietary methodologies to value our residential and commercial loans. These firms generally use both market comparable information and discounted cash flow modeling techniques to determine the fair value of our Level 3 assets. Use of these techniques requires determination of relevant input and assumptions, some of which represent significant unobservable inputs such as anticipated credit losses, prepayment rates, default rates, or other valuation assumptions. Accordingly, a significant increase or decrease in any of these inputs in isolation may result in a significantly lower or higher fair value measurement. The following table sets forth information regarding the Company's significant Level 3 inputs as of December 31, 2022:

	Input Values			
Asset	Fair Value	Unobservable Input	Range	Average
Residential mortgage loans, at fair value	$ 7,196	Prepayment rate (annual CPR)	4.92% - 14.99%	9.39%
		Default rate	4.56% - 24.36%	11.43%
		Loss severity	(0.25)% - 12.54%	7.84%
		Expected remaining life	0.62 - 3.43 years	2.75 years
Residential mortgage loans in securitization trust, at fair value	$ 8,756	Prepayment rate (annual CPR)	3.24% - 14.55%	7.84%
		Default rate	7.42% - 35.78%	19.07%
		Loss severity	—% - 10.00%	9.23%
		Expected remaining life	1.42 - 3.72 years	2.32 years

11. Income Taxes

The Company has elected to be taxed as a REIT commencing with its taxable year ended December 31, 2019. As long as the Company qualifies as a REIT, the Company generally will not be subject to U.S. federal income taxes on its taxable income to the extent it annually distributes its REIT taxable income to stockholders and does not engage in prohibited transactions (as further described below). Income tax (benefit) items arise at the Company's TRS level.

Certain sales by the group consisting of the Company and its subsidiaries may give rise to gain that could be treated as derived from "prohibited transactions" if carried out by the Company directly. Such transactions involve the purchase of residential mortgage loans and the subsequent sale of those mortgage loans or interests therein through the secondary whole loan market or the securitization markets. The Company has designated AOMR TRS to conduct such transactions rather than Angel Oak Mortgage REIT, Inc.

The Company files separate U.S. federal and state corporate income tax returns for Angel Oak Mortgage REIT, Inc. and AOMR TRS. AOMR TRS is taxed as a standalone U.S. C-corporation on all of its separately computed taxable income. The Company's federal income tax returns for 2019 and forward are subject to examination. The Company's state income tax returns are generally subject to examination for 2019 and forward.

The following table sets forth the income tax provision (benefit) as recorded in the Company's consolidated statements of comprehensive income (loss) for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	(in thousands)	
Current		
Federal	$ 4,774	$ —
State	1,312	—
Total current income tax expense	6,086	—
Deferred		
Federal	(3,800)	(2,691)
State	(1,040)	(766)
Total deferred income tax expense (benefit)	(4,840)	(3,457)
Total income tax expense (benefit)	$ 1,246	$ (3,457)

Deferred Tax Assets ("DTAs") and Assessing the Realizability of the Company's DTAs

Realization of the Company's DTAs as of December 31, 2023, is dependent on many factors, including generating sufficient taxable income prior to the expiration of net operating loss ("NOL") carryforwards (where applicable). The Company determines the extent to which realization of its deferred assets is not assured and establishes a valuation allowance accordingly. As the Company's TRS incurred a NOL during the year ended December 31, 2022, the Company closely analyzed its estimate of the realizability of its net DTAs in whole and in part. The NOLs incurred in 2022 can be carried forward indefinitely, until fully utilized. The Company evaluates its DTAs each period to determine if a valuation allowance is required based on whether it is "more likely than not" that some portion of the DTAs would not be realized. This evaluation requires significant judgment, and changes to the Company's assumptions could result in a material change in the valuation allowance. The ultimate realization of these DTAs is dependent upon the generation of sufficient taxable income during future periods. The Company conducts its evaluation by considering, among other things, all available positive and negative evidence, historical operating results and cumulative earnings analysis, forecasts of future profitability, and the duration of statutory carryforward periods. Based on this analysis, the Company continues to believe it is more likely than not that it will not fully realize its federal and state DTAs in future periods. Therefore, the Company has recorded a valuation allowance against the majority of its DTAs, as set forth in the table, below.

The Company's estimate of net DTAs could change in future periods to the extent that actual or revised estimates of future taxable income during the carryforward periods change from current expectations. The Company assessed its tax positions for all open tax years and concluded that it had no uncertain tax positions that resulted in material unrecognized tax benefits. The tax effects of temporary differences that give rise to significant portions of the net DTA recorded at the TRS entity as of December 31, 2023 and 2022 are set forth in the following table:

		December 31, 2023		December 31, 2022
		(in thousands)		
DTA				
Net operating loss carryforward	$	40,714	$	41,583
Utilization of operating loss carryforwards		(4,840)		—
Valuation allowance		(32,417)		(38,126)
Total DTA		3,457		3,457

Reconciliation of Statutory Tax Rate to Effective Tax Rate

The difference between the Company's reported provision for income taxes and the U.S. federal statutory rate of 21% is set forth as follows for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Federal statutory rate	21.00 %	(21.00)%
State statutory rate, net of federal tax effect	5.75 %	(5.98)%
Change in valuation allowance	(14.80)%	21.58 %
Non-taxable REIT income	(8.40)%	3.44 %
Total provision	3.55 %	(1.96)%

12. Related Party Transactions

Residential Mortgage Loan Purchases

The Company has residential mortgage loan purchase agreements with various affiliates of the Company. The purchase price of the loans is generally equal to the outstanding principal of the mortgage, adjusted by a premium or discount, depending on market conditions. The Company purchases the mortgage loans on a servicing retained basis. The residential mortgage loans are on residences located in various states with a concentration in California and Florida.

The following table sets forth certain financial information pertaining to whole loan activity purchased from affiliates during the years ended and as of December 31, 2023 and 2022:

As of and for the Year Ended:		Amount of Loans Purchased from Affiliates during the Year	Number of Loans Purchased from Affiliates during the Year	Number of Loans Purchased from Affiliates, Owned and Held at December 31 [1]:
		($ in thousands)		
2023	$	199,793	475	589
2022	$	567,324	1,141	845

[1] Excludes loans held in consolidated securitizations.

Management Fee

On and after June 21, 2021, management agreement (the "Management Agreement") took effect among the Company, the Operating Partnership, and its Manager. Per the Management Agreement, on a quarterly basis in arrears, the Company shall pay its Manager an aggregate, fixed management fee equal to 1.5% per annum of the Company's Equity (as defined in the Management Agreement).

Incentive Fee

Under the Management Agreement, the Manager is also entitled to an incentive fee, which is calculated and payable in cash with respect to each calendar quarter (or part thereof that the Management Agreement is in effect) in arrears in an amount, not less than zero, equal to the excess of (1) the product of (a) 15% and (b) the excess of (i) the Company's Distributable Earnings (as defined in the Management Agreement) for the previous 12-month period, over (ii) the product of (A) the Company's Equity in the previous 12-month period, and (B) 8% per annum, over (2) the sum of any incentive fee earned by the Manager with respect to the first three calendar quarters of such previous 12-month period. To date, the incentive fee has not been earned.

Operating Expense Reimbursements

The Company is also required to pay the Manager reimbursements for certain general and administrative expenses pursuant to the Management Agreement. Accrued expenses payable to affiliate and operating expenses incurred with affiliate are substantially comprised of payroll reimbursements, which includes an executive severance expense accrual, as described below, to an affiliate of the Manager.

On September 28, 2022, the Company's Board of Directors appointed Mr. Sreeniwas Prabhu as the Company's new Chief Executive Officer and President effective as of September 28, 2022. The Company did not reimburse the Manager for compensation paid to Mr. Prabhu for his service with the Company in 2022 or 2023. Mr. Prabhu is an equity owner of the Manager.

Simultaneously with the appointment of Mr. Prabhu as the Company's Chief Executive Officer and President, the Company's previous Chief Executive Officer and President, Mr. Robert Williams, ceased serving as the Company's Chief Executive Officer and President, effective September 28, 2022. Accordingly, the Company recorded a severance charge of approximately $1.4 million in connection with this event, in accordance with the Company's Executive Severance and Change in Control Plan. This severance was fully paid in 2023.

13. **Commitments and Contingencies**

The Company, from time to time, may be party to litigation relating to claims arising in the normal course of business. As of December 31, 2023, the Company was not aware of any legal claims that could materially impact its financial condition. As of December 31, 2023, the Company had no unfunded commitments.

The Company has entered into forward purchase commitments with counterparties whereby the Company commits to purchasing residential mortgage loans at a particular price, provided the residential mortgage loans close with the counterparties. As of December 31, 2023, the Company has a total purchase commitments of $28 million related to both Angel Oak Mortgage Lending and third parties. These commitments represent off-balance sheet risk where the Company may be required to extend credit.

14. Accumulated Other Comprehensive Income/(Loss)

The following table sets forth the net unrealized gain/(loss) on AFS securities for the fiscal year ended December 31, 2023 and 2022, which is the sole component of the changes in the Company's Accumulated Other Comprehensive Income/(Loss) ("AOCI") for the fiscal year concluded on December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	(in thousands)	
AOCI balance, beginning of period	$ (21,127)	$ 3,000
Net unrealized gain/(loss) on AFS securities	16,152	(24,127)
AOCI balance, end of period	$ (4,975)	$ (21,127)

15. Other Assets

The following table sets forth the detail of other assets included in the condensed consolidated balance sheets as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
	($ in thousands)	
Investments in Majority-Owned Affiliates	$ 16,232	$ —
Commercial Mortgage Loans	5,219	9,458
CMBS	6,592	6,111
Deferred tax asset	3,457	3,457
Prepaid expenses	1,137	1,310
Protective advances and other assets	285	—
Total other assets	$ 32,922	$ 20,336

Investments in Majority-Owned Affiliates ("MOA")

In 2023, the Company participated in securitization transactions AOMT 2023-1, AOMT 2023-5, and AOMT 2023-7, which involved MOAs in which the Company received investments of 41.21%, 34.42%, and 10.35%, respectively, in each case proportional to its share of the unpaid principal balance of the residential whole loans contributed to the securitizations. The purpose of the MOAs is to retain and hold risk retention bonds issued by the securitization trust. Each MOA is a limited liability company and is accounted for as an equity method investment and held at amortized cost. The investment will be tested for impairment at least annually utilizing undiscounted cash flows of the underlying risk retention bonds. See Note 10 — *Fair Value Measurements*.

Commercial Mortgage Loans

Commercial mortgage loans are measured at fair value. As of December 31, 2023 and December 31, 2022, the cost and unpaid principal balance of the assets was $5.6 million and $9.9 million, with a fair value of $5.2 million and $9.5 million, respectively. The weighted average interest rate was 6.24% with a weighted average maturity of 12 years, as of December 31, 2023. There were no commercial mortgage loans more than 90 days past due or in foreclosure as of December 31, 2023 or December 31, 2022.

Commercial Mortgage Backed Securities

CMBS are held at fair value. As of December 31, 2023 and December 31, 2022, the cost of these assets were $6.3 million and $6.3 million, with a fair value of $6.6 million and $6.1 million, respectively. There was no repurchased debt held against these assets at December 31, 2023 or December 31, 2022.

16.   Equity and Earnings per Share ("EPS")

In the calculations of basic and diluted earnings per common share for the years ended December 31, 2023 and 2022, the Company included participating securities, which are certain equity awards that have non-forfeitable dividend participation rights. Dividends and undistributed earnings allocated to participating securities under the basic and diluted earnings per share calculations require specific shares to be included that may differ in certain circumstances, and the Company determined that this difference was not material. For the year ended December 31, 2023, there were 196,353 outstanding restricted stock awards included in the diluted weighted average common shares outstanding. For the year ended December 31, 2022, no equity awards were antidilutive.

The following table sets forth the calculation of basic and diluted earnings per share for the year ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	(in thousands, except share and per share data)	
Basic Earnings per Common Share:		
Net income allocable to common stockholders	$ 33,714	$ (187,847)
Dividends allocated to participating securities	(89)	—
Net income (loss) to common stockholders - basic	33,625	(187,847)
Basic weighted average common shares outstanding	24,722,285	24,547,916
Basic earnings per common share	$ 1.36	$ (7.65)
Diluted Earnings per Common Share:		
Net income (loss) to common stockholders - basic	$ 33,714	$ (187,847)
Dividends allocated to participating securities	(89)	—
Net income (loss) to common stockholders - diluted	33,625	(187,847)
Basic weighted average common shares outstanding	24,722,285	24,547,916
Net effect of dilutive equity awards	219,473	—
Diluted weighted average common shares outstanding	24,941,758	24,547,916
Diluted earnings per common share	$ 1.35	$ (7.65)

Preferred Stock

On December 9, 2022, the Company redeemed its Series A preferred stock and cancelled the previously outstanding shares. The Company paid a redemption price to the preferred shareholders equivalent to the original purchase price per share (with no premium or discount) plus accrued dividends payable through the redemption date.

118

17. Equity Compensation Plans

On June 21, 2021, the Company established its sole equity compensation plan, the 2021 Equity Incentive Plan (the "Plan"), with 2,125,000 shares initially available for grant. As of December 31, 2023, 1,359,261 shares of common stock were available for grant under the Plan, which shares available are reduced by a maximum of 123,767 shares of common stock that may be issued upon the achievement of certain performance conditions under outstanding performance share awards (as further described below) and 196,353 of time-based restricted stock awards that will vest upon the participants' meeting the contractual service-related terms.

Compensation expense for the years ended December 31, 2023 and 2022 related to these awards was approximately $1.7 million and $5.8 million, respectively. The unamortized compensation expense of the restricted stock awards issued under the Plan totaled approximately $1.4 million as of December 31, 2023. This cost will be recognized over a weighted average period of 1.4 years. Restrictions on the restricted stock awards outstanding lapse through July 1, 2027, as service conditions are completed and the awards vest accordingly. Holders of unvested restricted stock awards receive non-forfeitable dividends along with other common stockholders.

Restricted Stock Awards

The following table summarizes activity for our restricted stock awards during the years ended December 31, 2023 and 2022:

	Number of awards	Weighted average grant date fair market value
Outstanding as of December 31, 2021	469,473	$ 19.00
Granted	142,820	14.08
Vested [1]	(331,376)	18.54
Forfeited	(11,393)	15.80
Outstanding as of December 31, 2022	269,524	17.09
Granted	101,456	8.05
Vested	(113,088)	16.76
Forfeited	(61,539)	16.28
Outstanding as of December 31, 2023	196,353	$ 12.86

[1] Includes the accelerated vesting of 155,937 shares in accordance with an executive severance event described in Note 12 - *Related Party Transactions — Operating Expense Reimbursements*. The expense associated with the accelerated stock vesting was approximately $2.6 million, and was included in stock compensation in the Company's consolidated statements of operations and comprehensive income (loss) as of December 31, 2022.

Performance Share Units Awarded

The Board of Directors have awarded a total of 183,427 Performance Share Units ("PSUs"), at a weighted average grant date fair value of $11.11 per share, to certain employees of the Manager and its affiliates, of which 123,767 PSUs remained outstanding as of December 31, 2023, due to forfeitures of 59,660 PSUs. To date, the performance criteria has not been deemed "more likely than not" to be met, and so no expense or charge to stockholders' equity has been recorded in conjunction with either the Performance Share Units or the associated dividend equivalents further described below. If the performance criteria are met, the PSUs shall vest 50% on the third anniversary of the awards and 50% on the fourth anniversary of the awards. The number of shares vested is based on the achievement of the performance goals set forth in the applicable award agreements over the relative performance periods.

Dividend Equivalents Relating to Performance Share Units
A dividend equivalent is a right to receive a distribution equal to the dividend distributions that would be paid on a share of the Company's common stock. Dividend equivalents may be granted as a separate instrument or may be a right associated with the grant of another award (e.g., a PSU) under the Plan.

Should the performance criteria for these shares be met and the shares vest, the number of shares subject to the PSU awards shall increase by (i) the product of the total number of shares subject to the PSU award immediately prior to such dividend date multiplied by the dollar amount of the cash dividend paid per share of stock by the Company on such dividend date, divided by (ii) the fair market value of a share of stock on such dividend date (i.e., would be subject to dividend equivalents for any dividends paid between the grant date and the vesting date of the PSUs). Any such additional shares issued by virtue of the vesting of dividend equivalents are subject to the same vesting conditions and payment terms set forth as to the PSU shares to which they relate.

18. Subsequent Events

Subsequent events of significance for disclosure purposes only (i.e., subsequent events that are not recognized in the financial statements as of and for the year ended December 31, 2023) are as follows:

On January 19, 2024, the Company extended its loan financing facility with Global Investment Bank 2. The loan financing facility had previously been set to expire on February 2, 2024, and has been extended through May 2, 2024.

On February 7, 2024, the Company declared a dividend of $0.32 per share of common stock, that was paid on February 29, 2024 to common stockholders of record as of February 22, 2024.

On March 12, 2024, the Company contributed loans with a scheduled principal balance of approximately $48.7 million into an approximately $439.6 million scheduled principal balance securitization transaction backed by a pool of residential mortgage loans along with other affiliates of Angel Oak Capital, an affiliate of the Manager.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. The Company's disclosure controls and procedures are designed to provide reasonable assurance that information is recorded, processed, summarized and reported accurately and on a timely basis. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

• pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on its assessment, the Company's management believes that, as of December 31, 2023, the Company's internal control over financial reporting was effective based on those criteria.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is presented in this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Angel Oak Mortgage REIT, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Angel Oak Mortgage REIT, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 15, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report On Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG

Atlanta, Georgia
March 15, 2024

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the quarter ended December 31, 2023, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement to be filed pursuant to Rule 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement to be filed pursuant to Rule 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement to be filed pursuant to Rule 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement to be filed pursuant to Rule 14A.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be included in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement to be filed pursuant to Rule 14A.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(1) Financial Statements:

      See Part II, Item 8, of this Annual Report on Form 10-K.

(2) Financial Statement Schedules:

      None.

(3) Exhibits:

Exhibit Number		Description
3.1		Articles of Amendment and Restatement of the Company, dated June 17, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 23, 2021)
3.2		Articles of Amendment of the Company, effective as of March 10, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 2, 2023)
3.3		Second Amended and Restated Bylaws of the Company, effective as of June 17, 2021 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on June 23, 2021)
3.4		Third Amended and Restated Bylaws of the Company, effective as of March 10, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on March 2, 2023)
4.1	*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.1		Amended and Restated Limited Partnership Agreement of Angel Oak Mortgage Operating Partnership, LP, dated June 21, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 23, 2021)
10.2		Management Agreement among the Company, Angel Oak Mortgage Operating Partnership, LP and Falcons I, LLC, dated June 21, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 23, 2021)
10.3		Trademark License Agreement between the Company and Angel Oak Companies, LP, dated June 16, 2021 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 23, 2021)
10.4		Shareholder Rights Agreement among the Company, Falcons I, LLC and NHTV Atlanta Holdings LP, dated June 21, 2021 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on June 23, 2021)
10.5		Shareholder Rights Agreement among the Company, Falcons I, LLC and Xylem Finance LLC, dated June 21, 2021 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on June 23, 2021)
10.6		Stockholder's Agreement among the Company, Falcons I, LLC and VPIP AO MF LLC, dated June 21, 2021 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on June 23, 2021)
10.7		Registration Rights Agreement between the Company and Falcons I, LLC, dated June 21, 2021 (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on June 23, 2021)
10.8	*	Registration Rights Agreement among the Company and the partners of Angel Oak Mortgage Fund, LP, dated June 21, 2021 (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed on June 23, 2021)
10.9		Registration Rights Agreement between the Company and CPPIB Credit Investments Inc., dated June 21, 2021 (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed on June 23, 2021)
10.10		Mortgage Loan Purchase Agreement (Servicing Released Mortgage Loans) between Angel Oak Mortgage Fund TRS and Angel Oak Home Loans LLC, dated October 1, 2018 (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-11 filed on June 8, 2021)
10.11		Mortgage Loan Purchase Agreement (Servicing Released Mortgage Loans) between Angel Oak Mortgage Fund TRS and Angel Oak Mortgage Solutions LLC, dated October 1, 2018 (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-11 filed on June 8, 2021)
10.12		Amended and Restated Mortgage Loan Purchase Agreement between Angel Oak Mortgage Fund TRS and Angel Oak Mortgage Solutions LLC (Servicing Released Mortgage Loans) dated effective as of May 22, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 24, 2023)
10.13	*	Second Amended and Restated Mortgage Loan Purchase Agreement between Angel Oak Mortgage Fund TRS and Angel Oak Mortgage Solutions LLC (Servicing Released Mortgage Loans) dated effective as of November 29, 2023

Exhibit Number		Description
10.14	*	Second Amended and Restated Servicing Agreement between Angel Oak Mortgage Fund TRS, as mortgage servicing rights owner, and Select Portfolio Servicing, Inc., as servicer, dated effective as of September 15, 2023
10.15	*+	Second Amended and Restated Master Repurchase Agreement among Angel Oak Mortgage Fund TRS, Angel Oak Mortgage Operating Partnership, LP and Global Investment Bank 3, dated November 7, 2023
10.16	*+	Fifth Amended and Restated Guaranty Agreement by the Company in favor of Global Investment Bank 3, dated November 7, 2023 and effective as of June 21, 2021
10.17		Amended and Restated Pricing Side Letter among the Company, Angel Oak Mortgage Operating Partnership, LP, Angel Oak Mortgage Fund TRS, and Royal Bank of Canada, dated August 4, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 8, 2022)
10.18		Master Repurchase Agreement, dated as of December 21, 2018, among Banc of California, National Association, the Company, and Angel Oak Mortgage Fund TRS (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-11 filed on June 8, 2021)
10.19	+	Amended and Restated Variable Terms Letter among the Company, Angel Oak Mortgage Fund TRS, and Banc of California, National Association, dated March 7, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 10, 2022)
10.20		Amended and Restated Master Repurchase Agreement among the Company, Angel Oak Mortgage Fund TRS and Deutsche Bank AG, New York Branch, dated June 21, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 25, 2021)
10.21		Amendment No. 1 to the Amended and Restated Master Repurchase Agreement by and among Angel Oak Mortgage Fund TRS, the Company, and Deutsche Bank AG, New York Branch, dated February 4, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 7, 2022)
10.22		Master Repurchase Agreement among Royal Bank of Canada; Angel Oak Mortgage Operating Partnership, LP; Angel Oak Mortgage Fund TRS and the Company, dated April 13, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 14, 2022)
10.23		Guaranty Agreement by the Company in favor of Royal Bank of Canada, dated April 13, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 14, 2022)
10.24	+	Amended and Restated Pricing Side Letter among the Company, Angel Oak Mortgage Operating Partnership, LP, Angel Oak Mortgage Fund TRS, and Royal Bank of Canada, dated August 4, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 8, 2022)
10.25		Form of Master Repurchase Agreement by and among Angel Oak Mortgage REIT TRS, LLC and Lenders (affiliates of an institutional investor) dated October 4, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 5, 2022)
10.26		Form of Confirmation to Master Repurchase Agreement by and among Angel Oak Mortgage REIT TRS, LLC and Lenders (affiliates of an institutional investor) dated October 4, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 5, 2022)
10.27		Form of Guaranty (in favor of Lenders, affiliates of an institutional investor) of the Company dated October 4, 2022 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 5, 2022)
10.28	*	Form of Director or Executive Officer Indemnification Agreement
10.29	†	2021 Equity Incentive Plan of the Company, effective as of June 21, 2021 (incorporated by reference to Exhibit 10.22 to the Company's Current Report on Form 8-K filed on June 23, 2021)
10.30	†	Angel Oak Mortgage, Inc. Executive Severance and Change in Control Plan, effective as of June 21, 2021 (incorporated by reference to Exhibit 10.26 to the Company's Quarterly Report on Form 10-Q filed on August 13, 2021)
10.31	†	Form of Restricted Stock Award Agreement for independent directors (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-11 filed on June 10, 2021)
10.32	†	Form of Restricted Stock Award Agreement for executive officers and certain other employees of Angel Oak (incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-11 filed on June 10, 2021)
10.33	*	Angel Oak Mortgage REIT, Inc Policy on Recoupment of Incentive Compensation
21.1	*	Subsidiaries of the Registrant
23.1	*	Consent of Independent Registered Public Accounting Firm
31.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number		Description
32.1	**	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	**	Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.Def		Definition Linkbase Document
101.Pre		Presentation Linkbase Document
101.Lab		Labels Linkbase Document
101.Cal		Calculation Linkbase Document
101.Sch		Schema Document
101.Ins		Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
104		Cover page Interactive Data File (embedded within the Inline XBRL document)

† This document has been identified as a management contract or compensatory plan or arrangement.
* Filed herewith.
** Exhibit is being furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.
+ Portions of this exhibit are redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: March 15, 2024

ANGEL OAK MORTGAGE REIT, INC.

By: /s/ Sreeniwas Prabhu
Sreeniwas Prabhu
Chief Executive Officer and President

Pursuant to the requirements the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Sreeniwas Prabhu Sreeniwas Prabhu	Chief Executive Officer and President (Principal Executive Officer)	March 15, 2024
/s/ Brandon R. Filson Brandon R. Filson	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 15, 2024
/s/ Michael A. Fierman Michael A. Fierman	Director, Chairperson of the Board	March 15, 2024
/s/ Edward M. Cummings Edward M. Cummings	Director	March 15, 2024
/s/ Craig B. Jones Craig B. Jones	Director	March 15, 2024
/s/ Noelle Savarese Noelle Savarese	Director	March 15, 2024
/s/ Wesley D. Minami Wesley D. Minami	Director	March 15, 2024
/s/ Jonathan S. Morgan Jonathan S. Morgan	Director	March 15, 2024
/s/ Landon D. Parsons Landon D. Parsons	Director	March 15, 2024
/s/ Michael D. Peck Michael D. Peck	Director	March 15, 2024
/s/ Vikram G. Shankar Vikram G. Shankar	Director	March 15, 2024

Exhibit 4.1

SECURITIES REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock, $0.01 par value per share (the "Common Stock), of Angel Oak Mortgage REIT, Inc., a Maryland corporation (referred to herein as "we", "us", "our" or the "Company"), is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to applicable Maryland law and to the provisions of our charter (our "charter"), and our Third Amended and Restated Bylaws (our "bylaws"), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our charter, bylaws and the applicable provisions of Maryland Law for additional information. We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): our common stock. The term "stock" refers, unless the context requires otherwise, to all classes or series of stock of the Company.

Common Stock

General

Our charter authorizes us to issue up to 350,000,000 shares of our common stock, and 100,000,000 shares of preferred stock, $0.01 par value per share.

Under Maryland law, a stockholder generally is not liable for our debts or obligations solely as a result of that stockholder's status as a stockholder.

Voting Rights

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and the terms of any other class or series of our stock, each outstanding share of our common stock entitles the holder thereof to one vote on all matters submitted to a vote of holders of our common stock, including the election of directors. Cumulative voting in the election of our directors is not permitted. Our directors will be elected by a plurality of the votes cast at a meeting at which directors are being elected and at which a quorum is present. This means that the holders of a majority of the outstanding shares of our common stock can effectively elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power.

Dividends

Holders of our common stock are entitled to receive dividends if, as, and when authorized by our Board of Directors and declared by us out of assets legally available for the payment of dividends.

Liquidation

Holders of shares of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution, or winding up, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock.

Rights and Preferences

Holders of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to purchase or subscribe for any shares of our stock. Our charter provides that holders of our common stock generally have no appraisal rights unless our Board of Directors determines that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise such rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and the terms of any other class or series of our stock, all shares of our common stock will have equal dividend, liquidation and other rights.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, convert into another form of entity, engage in a statutory share exchange or engage in similar transactions unless such transaction is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matter, except that the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on such matter is required to amend the provisions of our charter relating to the removal of directors and the vote required to amend these provisions. Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity all of the equity interests of which are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify Shares of Our Stock; Issuance of Additional Shares

Our charter authorizes our Board of Directors to reclassify any unissued shares of our common stock into other classes or series of stock, including classes or series of preferred stock, and to establish the designation and number of shares of each such class or series and to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and the terms of any other class or series of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms and conditions of redemption of each such class or series. Thus, our Board of Directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of us that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. In addition, a majority of our entire Board of Directors has the power, without stockholder approval, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we are authorized to issue.

Restrictions on Ownership and Transfer of Shares

In order for us to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986 (the "Code"), shares of our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specific entities) at any time during the last half of a taxable year (other than the first year for which an election to be considered a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and qualifying as a REIT, among other reasons. The relevant sections of our charter provide that, subject to the exceptions described below, no person may beneficially or constructively own (1) shares of common stock in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or (2) shares of stock in excess of 9.8% in value of the outstanding shares of our stock. We refer to each of these restrictions as an "ownership limit" and collectively as the "ownership limits." A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a "prohibited owner."

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of our outstanding shares of stock and thereby violate the applicable ownership limit.

Our charter provides that our Board of Directors, subject to certain limits, upon receipt of such representations and agreements as our Board of Directors may require, may prospectively or retroactively exempt a person from either or both of the ownership limits and establish a different limit on ownership for such person.

As a condition of granting an exception, our Board of Directors may require a ruling of the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to our Board of Directors, as our Board of Directors may deem necessary or advisable in order to determine or ensure our qualification as a REIT and such representations or agreements as it may require. Notwithstanding the receipt of any ruling, opinion, representation or agreement, our Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such an exception.

Our Board of Directors may, in its sole and absolute discretion, increase or decrease one or both of the ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person's actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further direct or indirect acquisition of shares of our stock (other than by a previously-exempted person) will violate the decreased ownership limit. Our Board of Directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49.9% in value of our outstanding stock or otherwise cause us to fail to qualify as a REIT.

Our charter further prohibits:

• any person from beneficially or constructively owning shares of our stock that would result in us being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT (including, without limitation, beneficial or constructive ownership of shares of our stock that would result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant, taking into account our other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause us to fail to satisfy any of the gross income requirements imposed by Section 856(c) of the Code); and

• any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to, or continue to, qualify as a REIT or that compliance with any such restriction is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our Board of Directors, could result in us being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would cause us to fail to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable beneficiaries selected by us. The prohibited owner will have no rights in shares of our stock held by the trust. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner prior to our discovery that the shares had been automatically transferred to the trust as described above must be repaid to the trust upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restriction on ownership and transfer of our stock, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect, regardless of any action or inaction by our Board of Directors, and the intended transferee will acquire no rights in the shares. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trust are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer of the shares to the trust (or, if the transfer or other event that resulted in the transfer of the shares to the trust did not involve a sale of the shares at market price, the market price of the shares, which is the last sale price reported on the New York Stock Exchange ("NYSE") on the day of such event) and (2) the last sale price reported on the NYSE on the date we accept, or our designee accepts, such offer. We must reduce the amount payable to the trust by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trust and pay the amount of such reduction to the trust for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other amounts held by the trustee with respect to such shares will be paid to the charitable beneficiary.

Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee must sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the interest of the charitable beneficiary in the shares will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the transfer or other event that resulted in the transfer of the shares to the trust did not involve a sale of the shares at market price, the market price of the shares) and (2) the price per share (net of commissions and other expenses of sale) received by the trustee for the sale or other disposition of the shares. The trustee must reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trust. Any net sales proceeds in excess of the amount payable to the prohibited owner and any other amounts held by the trust with respect to such shares will be immediately paid to the charitable beneficiary. In addition, if prior to discovery by us that shares of our stock have been transferred to the trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount must be paid to the trust upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trust will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares, and the trustee may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee may, at the trustee's sole and absolute discretion:

• rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

• recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our Board of Directors determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our Board of Directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, without limitation, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the U.S. Treasury regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner actually or beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us in writing with any additional information that we may request in order to determine the effect, if any, of the person's actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits and the other restrictions on ownership and transfer of our stock set forth in our charter. In addition, any person that is an actual, beneficial owner or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual, beneficial owner or constructive owner must disclose to us in writing such information as we may request in order to determine our status as a REIT and comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above or, in lieu of a legend, a statement that we will furnish a full
statement about certain restrictions on ownership and transfer of shares to a stockholder on request and without
charge.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is currently Broadridge Corporate Issuer Solutions, Inc.

Listing

Our common stock is listed on the NYSE under the symbol "AOMR."

Certain Provisions of the Maryland Law and of Our Charter and Bylaws

Our Board of Directors

Under our charter and bylaws, the number of our directors may be established, increased or decreased only by a majority of our entire Board of Directors but may not be fewer than the minimum number required under the Maryland General Corporation Law (the "MGCL") (which is one) nor, unless our bylaws are amended, more than 15. Our charter and bylaws also provide that, except as may be provided by our Board of Directors in setting the terms of any class or series of stock, any and all vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and, if our Board of Directors is classified, any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Each of our directors will be elected by our stockholders to serve for a term ending at the next annual meeting of stockholders and when his or her successor is duly elected and qualifies. Our directors will be elected by a plurality of the votes cast at a meeting of which directors are being elected and at which a quorum is present. This means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares of our common stock will not be able to elect any directors. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting constitutes a quorum.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director, or the entire Board of Directors, may be removed only for "cause," and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. For this purpose, "cause" means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. These provisions, when coupled with the exclusive power of our Board of Directors to fill vacancies on our Board of Directors, precludes stockholders from removing incumbent directors except for "cause" and with a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Maryland Business Combination Act

Under the Maryland Business Combination Act (the "MBCA"), "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder, as such terms are defined in the MBCA, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

• any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock; or

• an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder under the MBCA if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

• 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

• two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

The MBCA does not apply if, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MBCA) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MBCA do not apply, however, to business combinations that are approved or exempted by a corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MBCA, our Board of Directors has adopted a resolution exempting any business combination between us and any other person or group of persons from the provisions of this statute. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations involving us. As a result, any person will be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. There is no assurance that our Board of Directors will not amend or revoke this exemption in the future.

Maryland Control Share Acquisition Act

The Maryland Control Share Acquisition Act (the "MCSAA") provides that a holder of "control shares" of a Maryland corporation acquired in a "control share acquisition" has no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to exercise or direct the exercise of the voting power in the election of directors generally but excluding: (1) the person who has made or proposes to make the control share acquisition; (2) any officer of the corporation; or (3) any employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise or direct the exercise of voting power in electing directors within one of the following ranges:

• one-tenth or more but less than one-third;

• one-third or more but less than a majority; or

• a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an "acquiring person statement" as described in the

MCSAA), may compel the board of directors of the Maryland corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the MCSAA, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of such shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The MCSAA does not apply (1) to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the MCSAA any and all control share acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of the following five provisions:

- a classified board of directors;

- a two-thirds vote requirement for removing a director;

- a requirement that the number of directors be fixed only by vote of the directors;

- a requirement that a vacancy on the board of directors be filled only by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; or

- a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, except as may be provided by our Board of Directors in setting the terms of any class or series of stock, any and all vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and, if our Board of Directors is classified, any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship of the class in which the vacancy occurred and until a successor is duly elected and qualifies. We have not elected to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our Board of Directors without stockholder approval. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) vest in our Board of Directors the exclusive power to fix the number of directors, (2) require, unless called by our Chairman of our Board of Directors, our Chief Executive Officer, our President or our Board of Directors, the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting to call a special meeting of stockholders and (3) provide that a director may be removed only for cause, and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

Amendments to Our Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot amend its charter unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation's charter.

If our Board of Directors declares the amendment advisable, our charter may be amended by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter, except that the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on such matter is required to amend the provisions of our charter relating to the removal of directors and the vote required to amend these provisions.

Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Meetings of Stockholders

Under our bylaws and pursuant to Maryland law, annual meetings of stockholders will be held each year at a date and at the time and place determined by our Board of Directors. Special meetings of stockholders may be called by our Chairman of our Board of Directors, our Chief Executive Officer, our President or our Board of Directors. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders to act on any matter must be called by our Secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at such meeting who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Our Secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such reasonably estimated cost before our Secretary may prepare and deliver the notice of the special meeting.

Corporate Opportunities

Our charter provides that, to the maximum extent permitted from time to time by Maryland law, if any of our directors or officers who is also an officer, director, employee, agent, partner, manager, member or stockholder of Angel Oak Capital Advisors, LLC or its affiliates ("Angel Oak") acquires knowledge of a potential business opportunity, we renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity, unless such director or officer became aware of such business opportunity as a direct result of his or her capacity as our director or officer and (1) we are financially able to undertake such business opportunity, (2) we are not prohibited by contract or applicable law from pursuing or undertaking such business opportunity, (3) such business opportunity, from its nature, is in line with our business, (4) such business opportunity is of practical advantage to us and (5) we have an interest or reasonable expectancy in such business opportunity (a "Retained Opportunity"). Accordingly, except for Retained Opportunities, to the maximum extent permitted from time to time by Maryland law and our charter, none of our directors or officers who is also an officer, director, employee, agent, partner, manager, member or stockholder of Angel Oak is required to present, communicate or offer any business opportunity to us and can hold and exploit any business opportunity, or direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or entity other than us.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election as directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•   pursuant to our notice of the meeting;

•   by or at the direction of our Board of Directors; or

•   by a stockholder who was a stockholder of record at the record date set by our Board of Directors for the meeting, at the time of giving of notice by the stockholder of the meeting and at the time of the annual meeting (and any postponement or adjustment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures set forth in, and provided the information and certifications required by, our bylaws; and

with respect to special meetings of stockholders, only the business specified in the notice of the meeting may be brought before the special meeting of stockholders, and nominations of individuals for election as directors may be made only:

•   by or at the direction of our Board of Directors; or

•   provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our Board of Directors for the meeting, at the time of giving of the notice required by our bylaws and at the time of the special meeting (and any postponement or adjustment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in, and provided the information and certifications required by, our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our Board of Directors and our stockholders the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our Board of Directors, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our bylaws do not give our Board of Directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action, if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our Board of Directors or to approve its own proposal.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The restrictions on ownership and transfer of our stock, the supermajority vote required to remove directors, our election to be subject to the provision of Subtitle 8 vesting in our Board of Directors the exclusive power to fill vacancies on our Board of Directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of us. Likewise, if our Board of Directors were to elect to be subject to the business combination provisions of the MBCA or if the provision in our bylaws opting out of the control share acquisition provisions of the MCSAA were amended or rescinded, these provisions of the MBCA and MCSAA could have similar anti-takeover effects.

Further, a majority of our entire Board of Directors, without any action by our stockholders, has the power to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series of stock that we have authority to issue, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and to issue the classified or reclassified shares, and could authorize the issuance of shares of common stock or shares of another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. These actions can be taken without action by our stockholders, unless stockholder approval is required by applicable law, the terms of any class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be listed or traded. We believe that the power of our Board of Directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and to issue the classified or reclassified shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.

Our charter and bylaws also provide that the number of directors may be established only by our Board of Directors, which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions "—Meetings of Stockholders" and "—Advance Notice of Director Nominations and New Business" require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual or special meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our Board of Directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent's interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our Board of Directors with their own nominees and could delay, defer or prevent a change in control of us, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (1) any Internal Corporate Claim, as such term is defined in the MGCL, (2) any derivative action or proceeding brought on our behalf, other than actions arising under U.S. federal securities laws, (3) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (4) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (5) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless we consent to such court.

Indemnification and Limitation of Directors' and Officers' Liability

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

- the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

  - was committed in bad faith; or

  - was the result of active and deliberate dishonesty;

- the director or officer actually received an improper personal benefit in money, property or services; or

- in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of:

- a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

- a written undertaking, which may be unsecured, by the director or officer or on the director's or officer's behalf to repay the amount paid if it is ultimately determined that the standard of conduct has not been met.

Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification to:

- any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

- any individual who, while a director or officer of ours and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, partnership, limited liability company, joint venture, real estate investment trust, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity.

Our charter also permits us, with the approval of our Board of Directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours or a predecessor of ours.

REIT Qualification

Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT.

13

Exhibit 10.8

<u>Delaware</u>

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF CANCELLATION OF "ANGEL OAK MORTGAGE

FUND, LP", FILED IN THIS OFFICE ON THE TWELFTH DAY OF OCTOBER,

A.D. 2022, AT 10:35 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6737483 8100   Authentication: 204672453
SR# 20223751543   Date: 10-21-22
You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF CANCELLATION OF
CERTIFICATE OF LIMITED PARTNERSHIP

The limited partnership organized under the Delaware Revised Uniform Limited Partnership Act (the "Act"), for the purpose of canceling the Certificate of Limited Partnership pursuant to Section 17-203 of the Act, hereby certifies that:

1. The name of the partnership is Angel Oak Mortgage Fund, LP (the "Partnership").

2. The Certificate of Limited Partnership was filed in the Office of the Secretary of State of Delaware on February 1, 2018.

3. The Partnership's affairs have been wound up.

4. The Partnership hereby terminates its existence and cancels its Certificate of Limited Partnership.

5. This Certificate of Cancellation shall become effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Cancellation on this 6th day of October 2022.

By: **FALCONS I, LLC,**
its General Partner

By: [signature]

Name: Dory Black

Title: General Counsel

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:35 AM 10/12/2022
FILED 10:35 AM 10/12/2022
SR 20223751543 - File Number 6737483

Exhibit 10.13

SECOND AMENDED AND RESTATED MORTGAGE LOAN PURCHASE AGREEMENT

ANGEL OAK MORTGAGE FUND TRS
(Purchaser)

ANGEL OAK MORTGAGE SOLUTIONS LLC
(Seller)

Servicing Released Mortgage Loans

Effective as of November 29, 2023

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED MORTGAGE LOAN PURCHASE
AGREEMENT

This Second Amended and Restated Mortgage Loan Purchase Agreement (the "Agreement"), dated and effective as of November 29, 2023, is by and between **Angel Oak Mortgage Fund TRS** (and its successors and assigns, and any subsequent permitted holder or holders of the Mortgage Loans, the "Purchaser") and **Angel Oak Mortgage Solutions LLC**, as seller (and its successors and assigns, the "Seller", as applicable).

WITNESSETH:

WHEREAS, the Purchaser and the Seller previously entered into that certain Mortgage Loan Purchase Agreement, dated effective as of October 1, 2018, as amended by that certain Amendment No. 1 to the Mortgage Loan Purchase Agreement, dated and effective as of June 22, 2021, as amended by that certain Amended and Restated Mortgage Loan Purchase Agreement, dated effective as of May 22, 2023 (the "Existing Agreement"); and

WHEREAS, the parties hereto desire to amend and restate the Existing Agreement in its entirety, on the terms and subject to the conditions set forth herein; and

WHEREAS, the Purchaser desires to purchase from time to time, from the Seller, and the Seller desires to sell, from time to time, to the Purchaser, certain mortgage loans (the "Mortgage Loans"), on a non-recourse (except as set forth herein), servicing released basis, and which shall be delivered in the manner and on the terms and conditions set forth herein; and

WHEREAS, each Mortgage Loan is secured by a mortgage, deed of trust or other instrument creating a first or second lien on a residential dwelling located in the jurisdiction indicated on the Mortgage Loan Schedule for the related Mortgage Loan Package, which is to be annexed to the related Purchase Advice and Release Letter on each Closing Date as Annex 1.

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Purchaser and the Seller agree as follows:

ARTICLE I

DEFINITIONS; GENERAL INTERPRETIVE PRINCIPLES

Section 1.01 Definitions.

Whenever used herein, the following words and phrases, unless the context otherwise requires, shall have the following meanings:

Accepted Servicing Practices: With respect to any Mortgage Loan, servicing practices and procedures (including collection procedures) that are in all respects legal, proper and customary in the mortgage servicing business in accordance with: (a) prudent mortgage banking institutions which service mortgage loans of the same type as such Mortgage Loans in the jurisdiction where the related Mortgaged Property is located; (b) Applicable Law; (c) the terms of the Mortgage Note, the

Mortgage and any other Mortgage Loan Document; (d) the Fannie Mae Guides or the Freddie Mac Guides; and, (e) servicing practices that the Seller customarily employs and exercises in servicing and administering mortgage loans of the same type as the Mortgage Loans for its own account (to the extent not conflicting with clauses (a) through (d) in this definition.

Adjustment Date: As to each ARM Mortgage Loan, the date on which the Mortgage Interest Rate is adjusted in accordance with the terms of the related Mortgage Note and Mortgage.

Affiliated Assignee: as defined in Section 4.04(e).

Agency: FHA, VA, USDA, Ginnie Mae, Fannie Mae or Freddie Mac, as applicable.

Agreement: This Second Amended and Restated Mortgage Loan Purchase Agreement, and all amendments hereof and supplements hereto, including without limitation, each Purchase Advice and Release Letter executed in accordance with this Agreement.

Applicable Law: All applicable (1) federal, state, and local laws and legal requirements applicable to a Person (including statutes, rules, regulations, and ordinances), including but not limited to usury, truth-in-lending, real estate settlement, consumer credit, equal credit opportunity, anti-predatory or abusive lending, or unfair and deceptive acts and practices laws; (2) requirements and guidelines of each governmental agency, board, commission, instrumentality, and other governmental body or office having jurisdiction over a Person and/ or a Mortgage Loan, including, but not limited to, the CFPB; and (3) judicial and administrative judgments, orders, stipulations, awards, writs, settlements, and injunctions to which the Person is a party.

Appraised Value: With respect to any Mortgaged Property, the lesser of (i) the value (or the lowest value if more than one appraisal is received) as determined by a Qualified Appraiser at the time of origination of the Mortgage Loan, and (ii) the purchase price paid for the related Mortgaged Property by the Mortgagor with the proceeds of the Mortgage Loan; *provided*, *however*, that in the case of (a) a Refinanced Mortgage Loan that is a First Mortgage Loan or a Higher Balance Second Mortgage Loan, such value (or the lowest value if more than one appraisal is received) of the Mortgaged Property is based solely upon the value determined by a Qualified Appraiser at the time of origination of such Refinanced Mortgage Loan or (b) a Lower Balance Second Mortgage Loan, such value as permitted by alternate valuation methods in the approved underwriting guidelines, to include AVM with acceptable confidence rating, BPO, or drive by appraisal.

Approved Flood Certification Contract Provider: A third party, mutually agreed to by the related Seller and the Purchaser that provides a transferable, life of loan flood certification.

Approved Tax Service Contract Provider: A third party, mutually agreed to by the related Seller and the Purchaser that provides a transferable tax service contract.

Arbitration: Arbitration in accordance with the then governing Commercial Arbitration Rules of the American Arbitration Association, which shall be conducted in a place mutually acceptable to the parties to the arbitration.

Arbitrator: A person who is not affiliated with the Seller or the Purchaser, who is a qualified member of the American Arbitration Association.

ARM Mortgage Loan: A Mortgage Loan purchased pursuant to this Agreement which provides for the adjustment of the Mortgage Interest Rate payable in respect thereto.

Assignment of Mortgage: An assignment of the Mortgage, notice of transfer or equivalent instrument, in recordable form, that when properly completed and recorded, is sufficient under the laws of the jurisdiction wherein the related Mortgaged Property is located to reflect of record the sale of the Mortgage Loan to the Purchaser or its designee.

Business Day: Any day other than (i) a Saturday or a Sunday, or (ii) a legal holiday in the State of New York or the State of Georgia, or (iii) a day on which banks in the State of New York or the State of Georgia are authorized or obligated by law or executive order to be closed.

Business Purpose Mortgage Loan: Any Mortgage Loan that is identified on the Mortgage Loan Schedule as investment or business purpose or words to substantially similar effect (and not for personal, family or household use, as defined under the Truth-in-Lending Act) or investor or non- owner occupancy, including without limitation, any Investor Cash Flow Loan.

CFPB: The Consumer Financial Protection Bureau or any successor thereto.

Closing Date: The date or dates on which the Purchaser from time to time shall purchase from the Seller and the Seller from time to time shall sell to the Purchaser, the Mortgage Loans identified in the related Purchase Advice and Release Letter, or such other date as may be mutually agreed to by the Seller and the Purchaser, with respect to the related Mortgage Loan Package.

Closing Documents: With respect to any Closing Date, the documents required pursuant to Section 7.01.

CLTV: With respect to any Mortgage Loan, as of any date of determination, the ratio (expressed as a percentage), the numerator of which is the principal balance of such Mortgage Loan plus the principal balance of any mortgage loan that creates a lien on the related Mortgaged Property that is senior to such Mortgage Loan, and the denominator of which is the Appraised Value of the related Mortgaged Property.

Code: The Internal Revenue Code of 1986, as amended. Commission: The Securities and

Exchange Commission.

Condemnation Proceeds: All awards, compensation and settlements in respect of a taking (whether permanent or temporary) of all or part of a Mortgaged Property by exercise of the power of condemnation or the right of eminent domain, to the extent not required to be released to a Mortgagor in accordance with the terms of the related Mortgage Loan Documents.

Credit Score: The credit score, obtained at origination or such other time by the Seller, for each Mortgage Loan as required pursuant to the applicable Underwriting Guidelines. There is only one (1) Credit Score for any Mortgage Loan regardless of the number of Mortgagors and/or applicants. In no event shall fewer than two credit bureau scores be obtained to determine the Credit Score.

Custodian: The custodian designated by the Purchaser from time to time. Custodial Account: The separate trust

account maintained by the Custodian.

Cut-off Date: With regard to a Mortgage Loan in a Mortgage Loan Package, the date which is one Business Day prior to the Closing Date, unless otherwise specified on the applicable Purchase Advice and Release Letter.

Depositor: The depositor, as such term is defined in Regulation AB, with respect to any Subsequent Transaction.

Due Date: The day of the month on which each Monthly Payment is due on a Mortgage Loan pursuant to the terms of the respective Mortgage Note.

Early Payment Default Mortgage Loan: Unless otherwise provided in the related Purchase Advice and Release Letter, any Mortgage Loan as to which any of the first three (3) Monthly Payments due to the Purchaser after the related Closing Date was not made by the close of business on the Business Day next preceding the next scheduled Due Date; provided, however, that no Mortgage Loan shall be considered an Early Payment Default Mortgage Loan if the subject Monthly Payment was paid by the Mortgagor within 30 days of the applicable Due Date and was not deemed received timely due to (i) a servicing error, (ii) a servicing transfer error or (iii) borrower confusion as to where to make the payment as documented in the related servicing comments.

Early Payoff Mortgage Loan: Unless otherwise provided in the related Purchase Advice and Release Letter, any Mortgage Loan that prepays in full on or prior to 90 calendar days following the related Closing Date.

Environmental Protection Agency Endorsement: A title endorsement given by the Environmental Protection Agency.

Escrow Account: The separate trust account or accounts created and maintained pursuant to this Agreement which shall be entitled "Specialized Loan Servicing, as servicer, in trust for the Purchaser and various Mortgagors, Fixed and Adjustable Rate Mortgage Loans", established at a financial institution acceptable to the Purchaser.

Escrow Payments: The amounts constituting ground rents, taxes, assessments, water rates, sewer rents, municipal charges, mortgage insurance premiums, fire and hazard insurance premiums and other payments required to be escrowed by the Mortgagor with the Mortgagee pursuant to any Mortgage Loan.

Exchange Act: The Securities Exchange Act of 1934, as amended.

Fannie Mae: The Federal National Mortgage Association or any successor(s) thereto. Fannie Mae Guides: The Fannie Mae

Selling Guide and the Fannie Mae Family Servicing

Guide and all amendments or additions thereto, including, but not limited to, future updates thereof.

FDIC: The Federal Deposit Insurance Corporation, or any successor(s) thereto.

FHA: The Federal Housing Administration or any successor(s) thereto.

FHA Loan: A Mortgage Loan the payment of which is insured by the FHA, as indicated on the Mortgage Loan Schedule.

FIRREA: The Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended and in effect from time to time.

First Lien Mortgage: A mortgage, deed of trust or other instrument, which creates a first priority lien on or ownership interest in the related Mortgaged Property securing the related Mortgage Note, including any rider incorporated therein by reference.

First Mortgage Loan: A Mortgage Loan secured by a First Lien Mortgage.

Freddie Mac: The Federal Home Loan Mortgage Corporation or any successor(s) thereto. Freddie Mac Guides: The Freddie Mac

Sellers' Guide and the Freddie Mac Servicers' Guide,

any waivers obtained by the Seller and all amendments or additions thereto in effect on and after the related Closing Date.

Funding Schedule: With respect to each Mortgage Loan Package, the schedule attached to the related Purchase Advice and Release Letter setting forth the Stated Principal Balance, Purchase Price Percentage and such other information as the parties shall agree for each Mortgage Loan included in the Mortgage Loan Schedule for such Mortgage Loan Package and Closing Date.

Ginnie Mae: The Government National Mortgage Association or any successor(s) thereto.

Governmental Authority: Any U.S. federal, state, or local government, or political subdivision thereof, or other entity exercising executive, legislative, judicial, regulatory, or administrative functions, including but not limited to the U.S. Department of Housing and Urban Development ("HUD"), the Federal Housing Administration of HUD, the Department of Veterans Affairs, the Department of the Treasury, the Federal Reserve, the Office of the Comptroller of the Currency, the FDIC, the Consumer Financial Protection Bureau, the U.S. Securities and Exchange Commission, the Federal Emergency Management Agency and any state agency or body with authority to regulate banking, securities, or mortgage-related activities, and any similar agency or body, each to the extent of its authority over the affected Person or activity.

GSE Loan: A Mortgage Loan that is eligible to be sold to Fannie Mae or Freddie Mac, as indicated on the Mortgage Loan Schedule.

Higher Balance Second Mortgage Loan: A Second Mortgage Loan with an original principal balance that is greater than Two-Hundred Fifty thousand dollars ($250,000.00).

Initial Rate Cap: With respect to each ARM Mortgage Loan and the initial Adjustment Date therefore, a number of percentage points per annum that is set forth in the related Mortgage Note, which is the maximum amount by which the Mortgage Interest Rate of such ARM Mortgage Loan may increase or decrease from the Mortgage Interest Rate in effect immediately prior to such Adjustment Date.

Insurance Proceeds: With respect to each Mortgage Loan, proceeds of insurance policies insuring the Mortgage Loan or the related Mortgaged Property.

Interim Servicing Period: With respect to each Mortgage Loan, the period commencing with the related Closing Date and ending with the related Servicing Transfer Date, which such period shall be no more than ten (10) Business Days from the Closing Date.

Investor Cash Flow Loan: Any Mortgage Loan that was underwritten in accordance with a loan program for a business purpose (and not for personal, family or household use, as defined under the Truth-in-Lending Act) designed to rely on the value and rental income potential of the related Mortgaged Property and the Mortgagor's or guarantor's Credit Score.

Lifetime Rate Cap: As to each ARM Mortgage Loan, the maximum Mortgage Interest Rate which shall be as permitted in accordance with the provisions of the related Mortgage Note.

Loan-to-Value Ratio or LTV: With respect to any Mortgage Loan, the Original Principal Balance of such Mortgage Loan divided by the Appraised Value of the related Mortgaged Property.

Lower Balance Second Mortgage Loan: A Second Mortgage Loan that is not a Higher Balance Second Mortgage Loan.

Master Servicer: Any master servicer as related to a Reconstitution.

MERS: Mortgage Electronic Registration Systems, Inc., a corporation organized and existing under the laws of the State of Delaware, or any successor thereto.

MERS Designated Mortgage Loan: Any Mortgage Loan as to which the related Mortgage, or an Assignment of Mortgage, has been or will be recorded and registered in the name of MERS, as nominee for the holder from time to time of the Mortgage Note, with MERS on the MERS System.

MERS® System: The electronic system of recording transfers of mortgages maintained by the Mortgage Electronic Registration Systems, Inc. or any successor or assigns thereof.

Minimum Interest Rate: With respect to each ARM Mortgage Loan, a rate that is set forth in the related Mortgage Note and is the minimum interest rate to which the Mortgage Interest Rate on such Mortgage Loan may be decreased.

Monthly Payment: With respect to any Mortgage Loan, the scheduled payment due from the related Mortgagor under the related Mortgage Note on each Due Date.

Mortgage: A First Lien Mortgage or Second Lien Mortgage, as the case may be, as indicated on the related Mortgage Loan Schedule.

Mortgage File: In connection with a particular Mortgage Loan, all documents required under Applicable Law and the Underwriting Guidelines in the origination, underwriting and servicing of such Mortgage Loan, including but not limited to the documents specified in Exhibit A hereto and any additional documents required to be added to the Mortgage File pursuant to this Agreement.

Mortgage Interest Rate: With respect to each Mortgage Loan, the annual rate at which interest accrues on such Mortgage Loan from time to time in accordance with the provisions of the related Mortgage Note, including, with respect to each ARM Mortgage Loan, the limitations on such interest rate imposed by the Initial Rate Cap, the Periodic Rate Cap, the Minimum Interest Rate and the Lifetime Rate Cap, if any.

Mortgage Loan: An individual Mortgage and the related Mortgage Note or other evidences of indebtedness secured by each such Mortgage conveyed, transferred sold, and assigned to Purchaser pursuant to this Agreement as identified on the applicable Mortgage Loan Schedule, including the Mortgage File and Servicing Rights related thereto; provided however, that as of the related Closing Date, no Mortgage Loan is an REO Property.

Mortgage Loan Documents: The documents listed in Exhibit C hereto pertaining to any Mortgage Loan.

Mortgage Loan Package: The Mortgage Loans to be delivered by the Seller to the Purchaser on an applicable Closing Date, as identified in the applicable Purchase Advice and Release Letter.

Mortgage Loan Schedule: With respect to each Mortgage Loan Package and Closing Date, the schedule of Mortgage Loans included in the related Purchase Advice and Release Letter and Funding Schedule setting forth the information identified on Exhibit E with respect to each such Mortgage Loan, in an electronic format agreed to by both the Seller and the Purchaser.

Mortgage Note: The original executed note or other evidence of the Mortgage Loan indebtedness of a Mortgagor.

Mortgaged Property: The real property securing repayment of the debt evidenced by a Mortgage Note, which property is considered to be real estate under the law of the state in which it is located and improved by a residential dwelling.

Mortgagee: The mortgagee or beneficiary named in the Mortgage and the successors and assigns of such mortgagee or beneficiary.

Mortgagor: The obligor on a Mortgage Note, who is an owner of the Mortgaged Property and the grantor or mortgagor named in the Mortgage and such grantor's or mortgagor's successors in title to the Mortgaged Property.

Opinion of Counsel: A written opinion of counsel, who may be an employee of the Seller, reasonably acceptable to the Purchaser.

Original Principal Balance: The principal balance of the Mortgage Loan as of the date of the origination of such loan.

Origination Date: With regard to a Mortgage Loan, the date upon which such Mortgage Loan closes escrow.

Periodic Rate Cap: As to each ARM Mortgage Loan, the maximum increase or decrease in the Mortgage Interest Rate, on any Adjustment Date after the initial Adjustment Date as provided in the related Mortgage Note, if applicable.

Permitted Encumbrance: As defined in Section 5.01(j).

Person: Any individual, limited liability company, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

Purchase Advice and Release Letter: With respect to each Mortgage Loan Package and on each Closing Date, a purchase advice in the form of Exhibit B including a list of the purchased Mortgage Loans in connection with a sale to the Purchaser which shall set forth the loan identification numbers and the related Purchase Price on a loan-by-loan and aggregate basis in an electronic format agreed to by both the Seller and the Purchaser.

Purchase Price: With respect to each Mortgage Loan, Mortgage Loan Package and each Closing Date, the purchase price to be paid in accordance with Section 3.01.

Purchase Premium: With respect to any Mortgage Loan, an amount equal to the product of (i) the amount by which the applicable Purchase Price Percentage for such Mortgage Loan exceeds one hundred percent (100%), and (ii) the unpaid principal balance of such Mortgage Loan as of the Cut-off Date.

Purchase Price Percentage: The purchase price percentage set forth in the related Purchase Advice and Release Letter that is used to calculate the Purchase Price of the related Mortgage Loans as set forth in Section 3.01.

Qualified Appraiser: With respect to each Mortgage Loan, an appraiser, duly appointed by the originator, who had no interest, direct or indirect in the Mortgaged Property or in any loan made on the security thereof, and whose compensation is not affected by the approval or disapproval of the Mortgage Loan, and such appraiser and the appraisal made by such appraiser both satisfy the requirements of the Underwriting Guidelines and Title XI of FIRREA and the regulations promulgated thereunder, all as in effect on the date the Mortgage Loan was originated.

Qualified Depository: Either: (i) an account or accounts the deposits in which are insured by the FDIC to the limits established by such corporation, provided that, any such deposits not so insured shall be maintained in an account at a depository institution or trust company whose commercial paper or other short term debt obligations (or, in the case of a depository institution or trust company which is the principal subsidiary of a holding company, the commercial paper or other short term debt obligations of such holding company) have been rated by each Rating Agency in its highest short-term rating category; provided, that following a downgrade, withdrawal, or suspension of such institution's rating below such level, each account shall promptly (and in any case within not more than thirty (30) calendar days) be moved to an account at another institution that complies with the above requirements: or, (ii) a segregated trust account or accounts (which shall be a "special deposit account") maintained with any federal or state chartered depository institution or trust company having capital and surplus of not less than $50,000,000.00, and acting in its fiduciary capacity.

Rating Agency: Each of Standard & Poor's Global Ratings, a Standard & Poor's Financial Services LLC business, Moody's Investors Service, Inc., Fitch, Inc., DBRS, Inc. or, in the event that some or all ownership of the Mortgage Loans is evidenced by mortgage-backed securities, the nationally recognized statistical rating agencies issuing ratings with respect to such securities, if any.

Reconstitution: Any Subsequent Transaction or Whole Loan Transfer.

Reconstitution Date: With respect to each Reconstitution, the applicable closing date.

Regulation AB: Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R.§§ 229.1100-229.1123, as such may be amended from time to time, including amendments contained in Release Nos. 33-9117 and 34-61858 upon effectiveness, and subject to such clarification and interpretation as have been provided by the Commission in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (Jan. 7, 2005)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

Repurchase Price: With respect to any Mortgage Loan to be repurchased, (i) a price equal to the product of (x) the Stated Principal Balance of such Mortgage Loan times (y) the related Purchase Price Percentage, *plus* (ii) interest on such Stated Principal Balance at the Mortgage Interest Rate from and including the last Due Date through which interest has been paid by or on behalf of the Mortgagor to the Purchaser, *plus* (iii) any fees, costs or expenses related to transferring such Mortgage Loan back to the Seller, including but not limited to, shipping costs and recording fees plus (iv) all unreimbursed Servicing Advances incurred by or on behalf of the Purchaser.

RESPA: The Real Estate Settlement Procedures Act, as amended.

Second Lien Mortgage: A mortgage, deed of trust or other instrument, which creates a second priority lien on or ownership interest in the related Mortgaged Property securing the related Mortgage Note, including any rider incorporated therein by reference, which lien is subordinate only to any first mortgage loan secured by the related Mortgaged Property.

Second Mortgage Loan: A Mortgage Loan secured by a Second Lien Mortgage. Securities Act: The Securities Act of

1933, as amended.

Securitization Transaction: Any transaction involving either (1) a sale or other transfer of some or all of the Mortgage Loans directly or indirectly by the Purchaser to an issuing entity in connection with an issuance of publicly offered or privately placed, rated or unrated mortgage- backed securities or (2) an issuance of publicly offered or privately placed, rated or unrated securities or related instruments, the payments on which are determined primarily by reference to one or more portfolios of residential mortgage loans consisting, in whole or in part, of some or all of the Mortgage Loans.

Seller Custodial Account: The separate account(s) created and maintained by Seller pursuant to Section 11.03.

Servicing Advances: All customary, reasonable and necessary "out of pocket" costs and expenses (including reasonable attorneys' fees and disbursements) incurred prior to, on, or after the related Cut-off Date in the performance by the servicer of its servicing obligations, including, but not limited to, the cost of (a) the preservation, restoration and protection of the Mortgaged Property, (b) any enforcement or administrative or judicial proceedings, including foreclosures, (c) taxes, assessments, water rates, sewer rents and other charges which are or may become a lien upon the Mortgaged Property, and (d) any losses sustained by the servicer with respect to the liquidation of the Mortgaged Property.

Servicing File: With respect to each Mortgage Loan, the file consisting of originals or copies, which may be imaged copies, of all documents in the Mortgage File and copies of the Mortgage Loan Documents, the originals of which are delivered to the Custodian, and all underwriting documents (including but not limited to credit, compliance, assets and employment, etc.) and backup documentation for any compensating factors.

Servicing Rights: Collectively, all of the following: (a) any and all rights, title and interest in and to the servicing of the Mortgage Loans; (b) any Custodial Accounts, Servicing Advances, payments to or monies received, incidental income and benefits for servicing the Mortgage Loans;
(c) any late fees, penalties or similar payments with respect to the Mortgage Loans; (d) all agreements or documents creating, defining or evidencing any such servicing rights to the extent they relate to such servicing rights; (e) any Escrow Accounts, Escrow Payments or other similar payments with respect to the Mortgage Loans and any amounts actually collected with respect thereto; (f) all accounts and other rights to payment related to any of the property described in this paragraph; and
(g) any and all documents, files, records, Servicing Files, servicing documents, servicing records, data tapes, computer records, borrower lists, Mortgage Loan specific insurance policies, tax service agreements and any other information and documentation pertaining to the Mortgage Loans or pertaining to the past, present or prospective servicing of the Mortgage Loans.

Servicing Transfer Date: With respect to each sale and purchase of Mortgage Loans as contemplated hereunder, the servicing transfer date as set forth in the related Purchase Advice and Release Letter, or such other date as mutually agreed upon between Purchaser and Seller.

Stated Principal Balance: As to each Mortgage Loan and any date of determination, (a) the principal balance of such Mortgage Loan at the related Cut-off Date after giving effect to payments of principal due on or before such date, whether or not received, minus (b) all amounts previously distributed to the Purchaser with respect to the Mortgage Loan representing payments or recoveries of principal, or advances in lieu thereof.

Static Pool Information: Static pool information as described in Items 1105(a)(1)-(3) and 1105(c) of Regulation AB.

Subsequent Transaction: Any transaction involving either (1) a sale or other transfer of some or all of the Mortgage Loans directly or indirectly to an issuing entity in connection with an issuance of publicly offered or privately placed, rated or unrated mortgage-backed securities or to a trustee or a custodian in connection with the issuance of participation certificates or (2) an issuance of publicly offered or privately placed, rated or unrated securities, the payments on which are determined primarily by reference to one or more portfolios of residential mortgage loans consisting, in whole or in part, of some or all of the Mortgage Loans, or such other similar transaction or structure.

Third-Party Originator: Each Person that originated Mortgage Loans acquired by the Seller. Title Policy: As defined in Section

5.01(r).

TRID: Truth in Lending – RESPA Integrated Disclosure Rule.

Underwriting Guidelines: As to each Mortgage Loan Package, the Seller's written underwriting guidelines in effect as of the Origination Date of such Mortgage Loans, attached hereto as Exhibit D, as may be updated and incorporated into Exhibit D from time to time by attaching such updates to the related Purchase Advice and Release Letter.

USDA: The United States Department of Agriculture.

USDA Loan: A Mortgage Loan the payment of which is guaranteed by the USDA under the Single Family Guaranteed Loan Program, as indicated on the Mortgage Loan Schedule.

VA: The United States Department of Veterans Affairs.

VA Loan: A Mortgage Loan guaranteed by the VA, as indicated on the Mortgage Loan Schedule.

USPAP: The Uniform Standards of Professional Appraisal Practice.

Whole Loan Transfer: Any sale or transfer by the Purchaser of some or all of the Mortgage Loans.

Section 1.02 General Interpretive Principles.

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)   the terms defined in this Agreement have the meanings assigned to them in this Agreement and include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

(b)   accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

(c)   references herein to "Articles", "Sections", "Subsections", "Paragraphs", and other subdivisions without reference to a document are to designated Articles, Sections, Subsections, Paragraphs and other subdivisions of this Agreement;

(d)   a reference to a Subsection without further reference to a Section is a reference to such Subsection as contained in the same Section in which the reference appears, and this rule shall also apply to Paragraphs and other subdivisions;

(e)   the words "herein", "hereof", "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular provision;

(f)   the term "include" or "including" shall mean without limitation by reason of enumeration; and

(g)   the headings of the various articles, sections, subsections and paragraphs of this Agreement and the table of contents are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions hereof.


ARTICLE II <u>AGREEMENT TO PURCHASE</u>

Section 2.01 <u>Loan Sale</u>.

The Seller agrees to sell and the Purchaser agrees to purchase on each Closing Date pursuant to this Agreement the Mortgage Loans being sold by the Seller as listed on each Purchase Advice and Release Letter. The Seller shall deliver in an electronic format the Mortgage Loan Schedule for the Mortgage Loans to be purchased on such Closing Date to the Purchaser at least five (5) Business Days prior to such Closing Date.

As of each Closing Date, upon receipt of the Purchase Price, the Seller will have sold, transferred, assigned, set over and conveyed to the Purchaser, without recourse, on a servicing released basis, the related Mortgage Loans and the Servicing Rights associated with the related Mortgage Loans, and the Seller hereby acknowledges that, upon receipt of the Purchase Price, the Purchaser will have all the right, title and interest of the Seller in and to such Mortgage Loans, including the Servicing Rights.


ARTICLE III <u>PURCHASE PRICE</u>

Section 3.01 <u>Purchase Price</u>.

On each Closing Date, the Purchaser shall pay to the Seller in consideration for the Mortgage Loan(s) contained in the related Mortgage Loan Package and identified in the related Purchase Advice and Release Letter, the sum of: (i) the Stated Principal Balance of each such Mortgage Loan as of the related Cut-off Date, multiplied by (ii) the Purchase Price Percentage for the Mortgage Loan as specified in the related Purchase Advice and Release Letter. In addition, the Purchaser shall pay to the Seller on each Closing Date accrued interest on the Stated Principal Balance as of the Cut-off Date for each Mortgage Loan in the related Mortgage Loan Package.


ARTICLE IV
<u>EXAMINATION AND CONVEYANCE OF MORTGAGE LOANS</u>

Section 4.01 <u>Examination of Mortgage Files and Mortgage Loan Documents</u>.

The Seller shall, at the direction of the Purchaser, at a reasonable time prior to the applicable Closing Date, pursuant to a mutually-agreeable bailee arrangement, (a) deliver to the Purchaser's document Custodian as bailee, for examination, the related Mortgage Loan Documents for each Mortgage Loan in the related Mortgage Loan Package, including the Assignment of Mortgage, and (b) make the related Mortgage Files available to the Purchaser for examination at a location as shall be agreed upon by the Purchaser and the Seller. The fact that the Purchaser has conducted or has failed to conduct any partial or complete examination of the Mortgage Files shall not affect the Purchaser's (or any of its successor's) rights to demand repurchase, or other relief or remedy to the extent provided under this Agreement.

The Seller shall pay all costs associated with the shipment of the Mortgage Loan Documents listed on Exhibit C to the Purchaser's Custodian. The Seller and the Purchaser shall pay all fees and expenses of the Purchaser's Custodian, as incurred by each party.

The Seller, simultaneously with the delivery of the Mortgage Loan Schedule with respect to the related Mortgage Loan Package to be purchased on each Closing Date, shall execute and deliver to the Purchaser a Purchase Advice and Release Letter in the form attached hereto as Exhibit B.

Section 4.02 Books and Records; Ownership of Mortgage Loans.

Record title to each Mortgage Loan in a Mortgage Loan Package, as of the related Closing Date, shall be in the name of the Purchaser. All rights arising out of the Mortgage Loans, including the Servicing Rights, shall be vested in the Purchaser and shall be held by the Seller in trust for the benefit of the Purchaser or the appropriate designee of the Purchaser, as the case may be, as the owner of the Mortgage Loans pursuant to the terms of this Agreement. The Seller shall pay to the Purchaser or its designee by wire in immediately available funds no later than thirty (30) days after the respective Closing Date any funds owed to the Purchaser with regard to any Mortgage Loan in a purchased Mortgage Loan Package.

It is the express intention of the parties that the transactions contemplated by this Agreement be, and be construed as, a sale of the Mortgage Loans by the Seller and a purchase of the Mortgage Loans by the Purchaser and not a pledge of the Mortgage Loans by the Seller to the Purchaser to secure a debt or other obligation of the Seller. Consequently, the sale of each Mortgage Loan shall be reflected on the Seller's balance sheet, business records, tax returns and other financial statements as a sale of assets by the Seller.

Section 4.03 Trailing Mortgage Loan Documents.

If the Seller cannot deliver any original recorded Mortgage Loan Document on the related Closing Date, then the Seller shall deliver such original recorded documents to the Purchaser, or its designee as identified in writing, promptly upon receipt thereof. If the Seller is delayed in making such delivery by reason of the fact that such documents shall not have been returned by the appropriate recording office, then the Seller shall deliver a recording receipt of such recording office or, if such recording receipt is not available, an officer's certificate of an officer of the Seller confirming that such documents have been accepted for recording. If the Seller receives such document(s) from the applicable recorder's office but delivery to the Purchaser is not completed within 180 days of the related Closing Date, the Seller shall, at the Purchaser's sole option and upon formal written demand to the Seller, repurchase the related Mortgage Loan(s) at the Repurchase Price within ten (10) Business Days of receipt of such formal written demand from Purchaser.

Section 4.04 <u>Whole Loan Transfers or Securitization Transactions</u>.

The Seller and the Purchaser agree that with respect to some or all of the Mortgage Loans, the Purchaser may effect either one or more Whole Loan Transfers, and/or one or more Securitization Transactions.

(a) <u>Whole Loan Transfers</u>. With respect to each Whole Loan Transfer entered into by the Purchaser, the Seller agrees:

    (i) to cooperate with the Purchaser and any prospective purchaser with respect to all reasonable requests, including but not limited to assistance and information reasonably requested by the Purchaser to enable the Purchaser's compliance with any law, rule or regulation affecting the servicing, sales or transfers of the Mortgage Loans; and

    (ii) to execute, at the Purchaser's discretion, a mutually agreeable form of assignment, assumption and recognition agreement with regard to some or all of the Mortgage Loans.

(b) <u>Securitization Transactions</u>. The Purchaser and the Seller agree that in connection with the completion of a Securitization Transaction:

    (i) the Seller, at Purchaser's request, shall execute a mutually agreeable assignment, assumption and reconstitution agreement; and

    (ii) the Seller, as of the closing date with respect to such Securitization Transaction, (A) shall cooperate with the Purchaser, and provide any reasonably requested documentation and information, including but not limited to any and all publicly available information and appropriate verification of information which may be reasonably available to the Seller, and information required to comply with the laws, rules and regulations applicable to Securitization Transactions as related to the Mortgage Loans; and (B) shall agree and consent that all information provided by the Seller to any Rating Agency for the purpose of determining and which is used in connection with the initial rating of a rated securitization including the Mortgage Loans, or for undertaking credit rating surveillance on such securitization, may be posted on a website which complies with the requirements of Rule 17g-5 of the Exchange Act on request of the Purchaser. Upon request of the Purchaser, the Seller shall provide all such information in electronic form as needed to affect such posting. To the extent any Rating Agency conducts an originator review or other review of the operations of the Seller which may be used in connection with the initial rating of a securitization or the surveillance thereof, on request of the Purchaser, the Seller shall provide to the Purchaser in electronic form all information that was provided to the Rating Agency in connection with such review.

(c)   All of the Mortgage Loans, including those Mortgage Loans that are subject to a Securitization Transaction or a Whole Loan Transfer, shall continue to be subject to this Agreement, and with respect thereto, this Agreement shall remain in full force and effect. In no event shall a Whole Loan Transfer or a Securitization Transaction be deemed to relieve the Seller or the Purchaser of each party's respective obligations as set forth in this Agreement nor to increase the Seller's liabilities, duties, obligations, or responsibilities as set forth in this Agreement.

(d)   In connection with each Whole Loan Transfer or Securitization Transaction, the Seller agrees to permit any prospective assignees of the Purchaser who have entered into a commitment to purchase any of the Mortgage Loans, to assess loan information and review the Seller's servicing and origination operations, upon reasonable prior notice to the Seller, and the Seller reasonably shall cooperate with such reviews and underwriting to the extent such prospective assignees or independent third parties request information and documents (in electronic form or otherwise) that are reasonably available. Subject to any Applicable Laws, the Seller shall make the Servicing Files related to the Mortgage Loans held by the Seller available at the Seller's principal operations center for review by any such prospective assignees or independent third-party during normal business hours upon reasonable prior notice to the Seller (in no event fewer than two (2) Business Days' prior notice).

(e)   The Seller agrees that the Purchaser shall have the right, without notice to or the consent of the Seller, to sell, transfer or assign any Mortgage Loan to an affiliate of the Purchaser under common control or ownership with the Purchaser (each, an "Affiliated Assignee"). All rights and obligations of the Purchaser under the Agreement shall transfer and/or assign with said Mortgage Loan without any further action on the part of the Purchaser, the Seller, or such Affiliated Assignee and that such Affiliated Assignee shall be entitled to the benefit of and right to enforce all rights, representations, warranties, covenants, agreements and obligations owed to the Purchaser under this Agreement with respect to any such Mortgage Loan.

Section 4.05 <u>MERS Loans</u>.

With respect to each MERS Loan, the Seller shall, on or prior to the related Closing Date, designate the Purchaser as the investor in MERS and the Custodian as custodian, and no Person shall be listed as interim funder on the MERS System.

ARTICLE V <u>REPRESENTATIONS AND WARRANTIES;</u>

<u>REMEDIES FOR BREACH</u>

Section 5.01 <u>Representations and Warranties Regarding Individual Mortgage Loans</u>. The Seller hereby represents and

warrants to the Purchaser that, as to each Mortgage Loan,

as of the applicable Closing Date (or such other date as may be specified herein):

(a)   As applicable, either:

(1)   The Mortgage File for each First Mortgage Loan and each Higher Balance Second Mortgage Loan contains a written appraisal prepared by an appraiser licensed or certified by the applicable governmental body in the jurisdiction in which the Mortgaged Property is located and in accordance with the requirements of Title XI of FIRREA and the Underwriting Guidelines. The appraisal and any or all supporting schedules required per the applicable guidelines were written in form and substance to customary standards of the related Agency, or in the case of a conventional Mortgage Loan, Fannie Mae or Freddie Mac standards for Mortgage Loans of the same type as the Mortgage Loans, and USPAP standards and satisfies applicable legal and regulatory requirements. The appraisal was made and signed prior to the final approval of the Mortgage Loan application. The person performing any property valuation (including an appraiser) had no interest, direct or indirect in the Mortgaged Property or in any loan made on the security thereof, and received no benefit from, and such person's compensation or flow of business from the Seller was not affected by, the approval or disapproval of the Mortgage Loan. Each FHA Loan, VA Loan and USDA Loan complies with the related Agency's rules, regulations, guidelines, bulletins or similar announcements relating to appraiser independence. Or

(2)   The Mortgage File for each Lower Balance Second Mortgage Loan contains either (i) a written appraisal that satisfies the requirements of the foregoing clause (1) or
(ii) copies of the valuation documentation required by the applicable Underwriting Guidelines that (x) were prepared prior to the final approval of the Mortgage Loan application, (y) were prepared by a provider who had no interest, direct or indirect, in the Mortgaged Property or in any loan made on the security thereof, and whose compensation was not affected by the approval or disapproval of the Mortgage Loan and (z) satisfy all applicable legal and regulatory requirements.

(b)   With respect to each Mortgage Loan whose document type on the Mortgage Loan Schedule indicates documented income, employment and/or assets, the Seller verified the Mortgagor's income, employment and/or assets in accordance with the Underwriting Guidelines. With respect to each Mortgage Loan other than a Mortgage Loan for which the Mortgagor documented his or her income by providing Form W-2 or tax returns, the Seller employed a process designed to verify the income with third-party documentation (including bank statements).

(c)   With respect to each Mortgage Loan, the Seller gave due consideration at the time of origination to factors, including but not limited to, other real estate owned by the Mortgagor, commuting distance to work and appraiser comments and notes, to evaluate whether the occupancy status of the property as represented by the Mortgagor was reasonable.

(d)   With respect to each Mortgage Loan, no portion of the loan proceeds has been escrowed for the purpose of making scheduled payments on behalf of the Mortgagor and no payments due and payable under the terms of the Mortgage Note and Mortgage or deed of trust, except for seller or builder concessions or amounts paid or escrowed for payment by the Mortgagor's employer, have been paid by any person (other than a guarantor) who was involved in or benefited from the sale of the Mortgaged Property or the origination, refinancing, sale or servicing of the Mortgage Loan. The proceeds of the Mortgage loan have not been and shall not be used to satisfy, in whole or in part, any debt owed or owing by the Mortgagor to the Seller or any Affiliate or correspondent of the Seller excluding an existing Mortgage Loan secured by the Mortgaged Property or any customary expenses incurred in connection with the closing of the Mortgage Loan.

(e) The information on the Mortgage Loan Schedule correctly and accurately reflects the information contained in the Seller's records (including, without limitation, the Mortgage File) in all material respects. In addition, the information contained under each of the headings in the Mortgage Loan Schedule (e.g. Mortgagor's income, employment and occupancy, among others) is true and correct in all material respects. With respect to each Mortgage Loan, any seller or builder concession in excess of the allowable limits established by Fannie Mae or Freddie Mac has been subtracted from the Appraised Value of the Mortgaged Property for purposes of determining the LTV and CLTV. As of the Closing Date, the most recent Credit Score listed on the Mortgage Loan Schedule was no more than six months old, unless disclosed on the Mortgage Loan Schedule. As of the date of funding of the Mortgage Loan to the Mortgagor, no appraisal or other property valuation listed on the Mortgage Loan Schedule was more than twelve months old, unless disclosed on the Mortgage Loan Schedule.

(f) Each Mortgage Loan was either underwritten in substantial conformance to the applicable Underwriting Guidelines in effect at the time of origination taking into account the compensating factors set forth in such Underwriting Guidelines as of the Closing Date, without regard to any underwriter discretion or, if not underwritten in substantial conformance to the Underwriting Guidelines, has reasonable and documented compensating factors. Each Mortgage Loan complies with the applicable Agency rules, regulations, requirements, guidelines, standards, announcements, notices, directives and instructions. Notwithstanding anything to the contrary in the Underwriting Guidelines: (i) except with respect to an Investor Cash Flow Loan, no Mortgage Loan was underwritten using less than twelve consecutive months of income documentation, (ii) no Mortgage Loan underwritten pursuant to a bank account statement income documentation program was underwritten using fewer than twelve consecutive months of bank statements, (iii) no Mortgage Loan was underwritten utilizing a borrower-prepared profit and loss statement, borrower-prepared expense statement or other borrower-prepared documentation for purposes of determining qualifying income or business expenses, (iv) in respect of any Mortgage Loan underwritten pursuant to a personal bank statement income documentation program, either
(a) the related Mortgage File contains evidence of the existence of a separate business bank account for the related business or (b) the amount of qualifying income for the borrower was determined under the Underwriting Guidelines applicable to the business bank statement income documentation program, (v) any Mortgage Loan underwritten pursuant to a profit and loss statement income documentation program also utilized business bank account statements for the related business covering not less than the two most recent months prior to the origination of such Mortgage Loan to determine borrower income and the related Mortgage File contains copies of such bank account statements, (vi) no Mortgage Loan was underwritten pursuant to a written verification of employment program, (vii) in respect of any Mortgage Loan to a Mortgagor with an Individual Taxpayer Identification Number, the related Mortgage File has satisfactory evidence that the Mortgagor was legally entitled to reside in the United States as of the date that such Mortgage Loan was originated, (ix) no Mortgage Loan was underwritten including the value of

any crypto currency assets in calculating the amount of reserves and (x) no Mortgage Loan underwritten pursuant to an asset utilization or asset depletion program included the value of any crypto currency assets in determining allowable assets.

(g) Other than with respect to TRID, compliance with which is covered by representation and warranty number (mm) below, at the time of origination or the date of modification each Mortgage Loan complied in all material respects with all then-applicable federal, state and local laws, including (without limitation) truth-in-lending, real estate settlement procedures, consumer credit protection, equal credit opportunity, predatory and abusive lending laws and disclosure laws or such noncompliance was cured subsequent to origination, as permitted by Applicable Law. The servicing of each Mortgage Loan prior to the Closing Date complied in all material respects with all then-applicable federal, state and local laws*; provided, however*, that the Seller will only be deemed to be in breach of this representation in the event that the noncompliance resulted in foreclosure or ultimate realization on the note being precluded or where, upon foreclosure, specific costs could be attributed to noncompliance. The Mortgage Loan meets or is exempt from applicable state, federal or local laws, regulations and other requirements pertaining to usury.

(h) With respect to each Mortgage Loan, unless otherwise indicated on the Mortgage Loan Schedule, each Mortgagor is a natural person or other acceptable forms (e.g. land trust), and at the time of origination, the Mortgagor was legally entitled to reside in or enter the U.S.

(i) Immediately prior to the transfer and assignment to the Purchaser contemplated herein, the Seller was the sole owner and holder of the Mortgage Loan free and clear of any and all liens (other than any lien indicated on the Mortgage Loan Schedule), pledges, charges or security interests of any nature, and the Seller has good and marketable title and full right and authority to sell and assign the same.

(j) With respect to a First Lien Mortgage, the Mortgage creates a valid, enforceable, and subsisting first priority perfected lien or a first priority security interest on the Mortgaged Property. With respect to a Second Lien Mortgage, the Mortgage creates a valid, enforceable, and subsisting second priority perfected lien or a second priority security interest on the Mortgaged Property subject only to a first priority mortgage loan. Except as noted in the Mortgage Loan Schedule, the related Mortgaged Property is free and clear of all encumbrances and liens having priority over the lien of the Mortgage, subject only to the following (each, a "Permitted Encumbrance"): (i) with respect to a Second Lien Mortgage, the first lien mortgage secured by the related Mortgaged Property; (ii) the lien of current real property taxes and assessments not yet due and payable; (iii) covenants, conditions and restrictions, rights of way, easements and other matters of public record as of the date of recording of such mortgage acceptable to mortgage lending institutions in the area in which the Mortgaged Property is located or specifically referred to in the appraisal performed in connection with the origination of the related Mortgage Loan; (iv) and such other matters to which like properties are commonly subject that do not individually or in aggregate materially interfere with the benefits of the security intended to be provided by the Mortgage. Any security agreement, chattel mortgage or equivalent document related to and delivered to the Custodian with any Mortgage that establishes in the Seller a valid and subsisting first lien in the case of a First Mortgage Loan, or a second lien in the case of a Second Mortgage Loan, on the property described therein, and the Seller has full right to sell and assign the same to the Purchaser.

(k) All taxes, governmental assessments, insurance premiums and water, sewer and municipal charges that previously became due and payable have been paid or an escrow of funds has been established, to the extent permitted by law, in an amount sufficient to pay for any such item that remains unpaid. Other than as permitted in representation and warranty number (q) below, Seller has not advanced funds, or induced, solicited or knowingly received any advance of funds by a party other than the mortgagor, directly or indirectly, for the payment of any amount required under the Mortgage Loan, except for interest accruing from the date of the Mortgage Note or date of disbursement of the proceeds of the Mortgage Loan, whichever is earlier, to the day which precedes by one month the due date of the first instalment of principal and/or interest thereunder.

(l) The Mortgaged Property is undamaged by waste, water, fire, earthquake, earth movement other than earthquake, windstorm, flood, tornado or similar casualty to affect adversely the value of the Mortgaged Property or the use for which the premises was intended or would render the property uninhabitable. Additionally, there is no proceeding (pending or threatened) for the total or partial condemnation of the Mortgaged Property.

(m) The Mortgaged Property is free and clear of all mechanics' and materialmen's liens or similar liens or claims which have been filed for work, labor or material or a title policy affording, in substance, the same protection afforded by this warranty has been furnished to the Purchaser by the Seller.

(n) Except for Mortgage Loans secured by co-op shares and Mortgage Loans secured by residential long-term leases, the Mortgaged Property consists of a fee-simple estate in real property; all the improvements included for the purpose of determining the Appraised Value of the Mortgaged Property lie wholly within the boundaries and building restriction lines of such property and no improvements on adjoining properties encroach on the Mortgaged Property (unless insured against under the related title insurance policy); and the Mortgaged Property and all improvements thereon comply with all requirements of any applicable zoning and subdivision laws and ordinances.

(o) All inspections, licenses and certificates required to be made or issued with respect to all occupied portions of the Mortgaged Property and the use and occupancy of the same, including but not limited to certificates of occupancy and fire underwriting certificates, have been made or obtained from the appropriate authorities. Seller has not received notification from any Governmental Authority that the Mortgaged Property is in material non-compliance with such laws or regulations, is being used, operated or occupied unlawfully or has failed to have or obtain such inspection, licenses or certificates, as the case may be. Seller has not received notice of any violation or failure to conform with any such law, ordinance, regulation, standard, license or certificate. With respect to any Mortgage Loan originated with an "owner-occupied" Mortgaged Property, the mortgagor represented at the time of origination of the Mortgage Loan that the mortgagor would occupy the Mortgaged Property as the mortgagor's primary residence.

(p) The Mortgage Note, the related Mortgage and other agreements executed in connection therewith are genuine, and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by general equity principles (regardless of whether such enforcement is considered in a proceeding in equity or at law). Additionally, all parties to the Mortgage Note and the Mortgage had legal capacity to execute the Mortgage Note and the M ortgage, and each Mortgage Note and Mortgage has been duly and properly executed by the related Mortgagor.

(q) The proceeds of the Mortgage Loan have been fully disbursed, there is no requirement for future advances thereunder, and any and all requirements as to completion of any on-site or off-site improvements and as to disbursements of any escrow funds have been complied with (except for escrow funds for exterior items, which could not be completed due to weather, and escrow funds for the completion of swimming pools). Additionally, all costs, fees and expenses incurred in making, closing or recording the Mortgage Loan have been paid, except recording fees with respect to Mortgages not recorded as of the Closing Date. All funds due to FHA, VA or USDA for guarantee or insuring purposes will be promptly submitted in accordance with the applicable Agency's regulations.

(r) (1) Each First Mortgage Loan and each Higher Balance Second Mortgage Loan (except any such Mortgage Loan secured by a Mortgaged Property located in any jurisdiction for which an Opinion of Counsel of the type customarily rendered in such jurisdiction in lieu of title insurance is instead received and any Mortgage Loan secured by co-op shares) is covered by an American Land Title Association mortgagee title insurance policy or other generally acceptable form of policy or insurance acceptable to Fannie Mae or Freddie Mac, issued by a title insurer acceptable to Fannie Mae or Freddie Mac (the "Title Policy") insuring the Seller or its successors and assigns as to the first priority lien of the First Lien Mortgage or second priority lien of the Second Lien Mortgage, as applicable, . The Seller is the sole insured of such Title Policy, the assignments to the Purchaser of the Seller's interest in such Title Policy does not require any consent of or notification to the insurer that has not been obtained or made, such Title Policy is in full force and effect and will be in full force and effect and inure to the benefit of the Purchaser, no claims have been made under such Title Policy and no prior holder of the related mortgage, including the Seller, has done, by act or omission, anything that would impair the coverage of such Title Policy. (2) Each Lower Balance Second Mortgage Loan either (x) is covered by a Title Policy that satisfies the requirements of the preceding clause
(1) or (y) has a short-form residential loan policy.

(s) The Mortgaged Property securing each Mortgage Loan is insured by an insurer acceptable to the related Agency, or in the case of a conventional Mortgage Loan, an insurer acceptable to Fannie Mae or Freddie Mac, against loss by fire and such hazards as covered under a standard extended coverage endorsement in an amount not less than the lesser of (a) 100% of the insurable value of the Mortgaged Property, including improvements as established by the property insurer or (b) the outstanding principal balance of the Mortgage Loan, so long as it equals the minimum amount – 80% of the insurable value of the Mortgaged Property, including improvements, required to compensate for damage or loss on a cost replacement basis. If the Mortgaged Property is a condominium unit, it is included under the coverage afforded by a blanket policy for the project. If, upon origination of the Mortgage Loan, the improvements on the Mortgaged Property were in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards, a flood insurance policy meeting the requirements of the current guidelines of the Federal Insurance Administration is in effect with a generally acceptable insurance carrier in an amount representing coverage not less than the least of the outstanding principal balance of the Mortgage Loan, the full insurable value of the Mortgaged Property, or the maximum amount of insurance that was available under the National Flood Insurance Act of 1968, as amended. Additionally, each Mortgage obligates the Mortgagor thereunder to maintain all such insurance at the Mortgagor's cost and expense. All such insurance policies (collectively, the "hazard insurance policy") contain a standard mortgagee clause naming Seller, its successors and assigns (including, without limitation, subsequent owners of the Mortgage Loan), as mortgagee, and may not be reduced, terminated or canceled without thirty (30) days' prior written notice to the mortgagee. No such notice has been received by Seller. To Seller's knowledge, all premiums on such insurance policy have been paid. Seller has not engaged in, and has no knowledge of the mortgagor's having engaged in, any act or omission which would impair the coverage of any such policy, the benefits of the endorsement provided for herein, or the validity and binding effect of either.

(t) There is no monetary default (including any related event of acceleration), monetary breach or monetary violation existing under the Mortgage or the related Mortgage Note and no event that, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a monetary default, monetary breach, monetary violation or event of acceleration. Additionally, the Seller has not waived any such default, breach, violation or event of acceleration, and no foreclosure action is currently threatened or has been commenced with respect to the Mortgage Loan.

(u) No Mortgage Note or Mortgage is subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the Mortgage Note or Mortgage or the exercise of any right thereunder render the Mortgage Note or Mortgage unenforceable in whole or in part or subject it to any right of rescission, set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, counterclaim or defense has been asserted with respect thereto.

(v) Each Mortgage contains customary and enforceable provisions such as to render the rights and remedies of the holder thereof adequate for the realization against the Mortgaged Property of the benefits of the security, including realization by judicial foreclosure (subject to any limitation arising from any bankruptcy, insolvency or other law for the relief of debtors), and there is no homestead or other exemption available to the Mortgagor that would interfere with such right of foreclosure. Each Mortgage Note and Mortgage is on a form acceptable to the GSEs. Payments on the Mortgage Loan commenced no more than sixty (60) calendar days after the funds were disbursed to the Mortgagor (or on the Mortgagor's behalf) in connection with the Mortgage Loan. The Mortgage Loans have original terms to maturity of not more than forty (40) years, with interest payable in arrears on the Due Date set forth on the related Mortgage Loan Schedule. Interest on each Mortgage Loan is calculated on the basis of a three hundred sixty (360) calendar day year consisting of twelve (12) thirty (30) calendar day months. No Mortgage Loan provides for interest payable on a simple interest basis. Each Mortgage Note has a stated maturity date and provides that the related Monthly Payment will be applied as of its scheduled Due Date and will be applied to interest before principal.   The Mortgage Loan does not have any negative amortization feature.

(w) The Mortgage Loan is a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code.

(x) With respect to each Mortgage where a Lost Note Affidavit has been delivered to the Custodian in place of the related Mortgage Note, the related Mortgage Note is no longer in existence.

(y) With respect to each Mortgage Loan, all parties that have had any interest in such Mortgage Loan, whether as mortgagee, assignee, pledgee or otherwise, are (or, during the period in which they held and disposed of such interest, were) in compliance with any and all applicable licensing requirements of the laws of the state wherein the related Mortgaged Property is located, except to the extent that failure to be so licensed would not give rise to any claim against the Purchaser*; provided, however*, that the Seller will only be deemed to be in breach of this representation in the event that the noncompliance resulted in foreclosure or ultimate realization on the Mortgage Note being precluded or where, upon foreclosure, specific costs could be attributed to noncompliance.

(z) No fraud or material error, omission, misrepresentation, negligence or similar occurrence with respect to a Mortgage Loan has taken place on the part of the Seller, any correspondent or mortgage broker involved in the origination of such Mortgage Loan, the Mortgagor or any appraiser, builder, developer or other party involved in the origination of the Mortgage Loan or in the application of any insurance in relation to such Mortgage Loan.

(aa) With respect to any insurance policy, including, but not limited to, hazard or title insurance, covering a Mortgage Loan and the related Mortgaged Property, the Seller has not engaged in, and the Mortgagor has not engaged in, any act or omission that would impair the coverage of any such policy, the benefits of the endorsement or the validity and binding effect of either, including without limitation, no unlawful fee, commission, kickback or other unlawful compensation or value of any kind has been or will be received, retained or realized by any attorney, firm, or other Person or entity, and no such unlawful items have been received, retained or realized by the Seller.

(bb) In the event the Mortgage constitutes a deed of trust, a trustee, duly qualified under Applicable Law to serve as such, has been properly designated and currently serves and is named in the Mortgage, and no fees or expenses are or will become payable by the Purchaser or the Seller to such trustee under the deed of trust, except in connection with a trustee's sale after default by the Mortgagor.

(cc) Each original Mortgage was recorded, and all subsequent assignments of the original Mortgage have been recorded in the appropriate jurisdictions in which such recordation is necessary to perfect the liens against creditors of the Seller or has been submitted for recordation.

(dd) The Mortgage contains an enforceable provision for the acceleration of the payment of the unpaid principal balance of the Mortgage Loan in the event that the Mortgaged Property is sold or transferred without the prior written consent of the Mortgagee.

(ee) The Mortgaged Property is either a fee-simple estate or a long-term residential lease. If the Mortgage Loan is secured by a long-term residential lease: (i) the terms of such lease expressly permit the mortgaging of the leasehold estate, the assignment of the lease without the lessor's consent (or the lessor's consent has been obtained and such consent is in the Mortgage File) and the acquisition by the holder of the Mortgage of the rights of the lessee upon foreclosure or assignment in lieu of foreclosure or provide the holder of the Mortgage with substantially similar protection; (ii) the terms of such lease do not allow the termination thereof upon the lessee's default without the holder of the Mortgage being entitled to receive written notice of, and opportunity to cure, such default or prohibit the holder of the Mortgage from being insured under the hazard insurance policy related to the Mortgaged Property; (iii) the original term of such lease is not less than 15 years; (iv) the term of such lease does not terminate earlier than five years after the maturity date of the Mortgage Note; and (v) the Mortgaged Property is located in a jurisdiction in which the use of leasehold estates for residential properties is an accepted practice.

(ff) No Mortgage Loan on the Mortgage Loan Schedule is a "high-cost" loan, "covered" loan or any other similarly designated loan as defined under any state, local or federal law, as defined by applicable predatory and abusive lending laws; *provided,* that, for the avoidance of doubt, no representation or warranty is made as to whether a Mortgage Loan constitutes a highly-priced mortgage loan , as permitted by specific state or federal laws.

(gg) The instruments and documents with respect to each Mortgage Loan required to be delivered to the Custodian pursuant to Section 4.01 on or prior to the Closing Date have been delivered to the Custodian.

(hh) Unless otherwise indicated on the Mortgage Loan Schedule, neither the Seller nor any prior holder of the M ortgage or the related Mortgage Note has modified the Mortgage or the related Mortgage Note in any respect, satisfied, rescinded, canceled or subordinated the Mortgage in whole or in part, released the Mortgaged Property in whole or in part from the lien of the Mortgage or executed any instrument of release, cancellation, modification or satisfaction, except in each case as reflected in an agreement included in the Mortgage File.

(ii) Each Mortgaged Property is located in the U.S. or a territory of the U.S. and consists of a one- to four-unit residential property, which may include, but is not limited to, a single-family dwelling, townhouse, condominium unit or unit in a planned unit development or, in the case of Mortgage Loans secured by co-op shares, leases or occupancy agreements.

(jj) Unless otherwise indicated on the Mortgage Loan Schedule, all Monthly P ayments required to be made up to the Due Date immediately preceding the Cut-off Date under the terms of the related Mortgage Note have been made, and no Mortgage Loan has been thirty (30) or more days delinquent since its origination. With respect to adjustable-rate Mortgage Loans, the mortgage interest rate is adjusted on each interest rate adjustment date to equal to the applicable index plus the gross margin (rounded up or down to the nearest 0.125%) as set forth in the Mortgage Note, subject to the mortgage interest rate cap as set forth in the Mortgage Note. The Mortgage Note is payable on a monthly basis in equal monthly instalments of principal and/or interest (subject to an "interest only" period in the case of Interest Only Loans), which instalments of interest (a) with respect to adjustable rate Mortgage Loans are subject to change on the interest rate adjustment date due to adjustments to the mortgage interest rate on each interest rate adjustment date as set forth in the Mortgage Note and (b) with respect to Interest Only Loans are subject to change on the interest only adjustment date due to adjustments to the mortgage interest rate on each interest only adjustment date as set forth in the Mortgage Note, in both cases with interest calculated and payable in arrears, sufficient to amortize the Mortgage Loan fully by the stated maturity date, over an original term of not more than 30 years from commencement of amortization.

(kk) The Seller has not received notice that the related Mortgagor is a debtor in any state or federal bankruptcy or insolvency proceeding as of the Cut-off date.

(ll) If required by the Underwriting Guidelines or Applicable Law, the Seller made a reasonable and good faith determination that the Mortgagor would have a reasonable ability to repay the Mortgage Loan according to its terms, in accordance with, at a minimum, the eight underwriting factors set forth in 12 C.F.R 1026. 43(c)(2).

(mm) With respect to each Mortgage Loan for which an application was taken on or after October 3, 2015, either: (i) the Mortgage Loan was originated in compliance with TRID;
(ii) the Mortgage Loan is exempt from TRID; or (iii) with respect to each TRID compliance exception with respect to a Mortgage Loan, such TRID compliance exception will not result in civil liability or has been cured in a manner which negates the associated civil liability.

(nn) With respect to each Mortgage Loan, the proceeds of which were used to purchase the related Mortgaged Property, either (i) the Mortgagor paid with his/her own funds a purchase price equal to at least the lesser of (1) 100% minus the CLTV of the Mortgage Loan and (2) 5% of the purchase price or (ii) the Mortgagor received a gift to fund the purchase price in accordance with the Underwriting Guidelines.

(oo) As of each Closing Date, each Mortgaged Property complied in all material respects with all environmental laws, rules and regulations that were applicable to such Mortgaged Property and there is no pending action or proceeding of which the Seller or the related servicer is aware directly involving the Mortgaged Property in which compliance with any environmental law, rule, or regulation is an issue or is secured by a lender's environmental insurance property.

(pp) If the Mortgage Loan is identified as "Qualified Mortgage-Safe Harbor" on the Mortgage Loan Schedule, such Mortgage Loan (i) is a "qualified mortgage" within the meaning of Section 1026.43(e)(2) of 12 C.F.R. Part 1026 ("Regulation Z") without reference to Sections 1026.43(e)(4), (5), (6) or (f) of Regulation Z, (ii) complies with the total points and fees limitations for a qualified mortgage set forth in Section 1026.43(e)(3) of Regulation Z (including the inflation adjustments provided for in Section 1026.43(e)(3)(ii) of Regulation Z), (iii) is not a "higher-priced covered transaction" within the meaning of Section 1026.43(b)(4) of Regulation Z, (iv) only includes a prepayment penalty permitted by Section 1026.43(g) of Regulation Z, (v) does not provide for a balloon payment and (vi) qualifies for the safe harbor set forth in Section 1026.43(e)(1)(i) of Regulation Z.

(qq) If the Mortgage Loan is identified as "Qualified Mortgage-Rebuttable Presumption" on the Mortgage Loan Schedule, such Mortgage Loan (i) is a "qualified mortgage" within the meaning

of Section 1026.43(e)(2) of Regulation Z without reference to Section 1026.43(e)(4), (5), (6) or (f) of Regulation Z, (ii) complies with the total points and fees limitations for a qualified mortgage set forth in Section 1026.43(e)(3) of Regulation Z (including the inflation adjustments provided for in Section 1026.43(e)(3)(ii) of Regulation Z), (iii) is a "higher-priced covered transaction" within the meaning of Section 1026.43(b)(4) of Regulation Z, (iv) does not provide for a balloon payment and
(v) qualifies for the presumption of compliance set forth in Section 1026.43(e)(1)(ii) of Regulation Z.

(rr) Any prepayment premium or yield maintenance charge applicable to any Mortgage Loan constitutes a "customary prepayment penalty" within the meaning of Treasury Regulations Section 1.860G-1(b)(2).

(ss) The Mortgagor has not notified Seller, and Seller has no knowledge, of any relief requested or allowed to the Mortgagor under the Servicemembers Civil Relief Act of 2003.

(tt) The Mortgagor has executed a statement to the effect that the Mortgagor has received all disclosure materials required by applicable law with respect to the making of adjustable rate mortgage loans, and Seller maintains such statement in the Mortgage File.

(uu) The Mortgage Loan does not contain provisions pursuant to which monthly payments are paid or partially paid with funds deposited in any separate account established by Seller, the Mortgagor, or anyone on behalf of the Mortgagor, or paid by any source other than the Mortgagor nor does it contain any other similar provisions which may constitute a "buydown" provision. The Mortgage Loan is not a graduated payment mortgage loan.

(vv) Any future advances made to the Mortgagor prior to the Closing Date have been consolidated with the outstanding principal amount secured by the Mortgage, and the secured principal amount, as consolidated, bears a single interest rate and single repayment term.

(ww) No Mortgage Loan was made in connection with the construction or rehabilitation of a Mortgaged Property or facilitating the trade-in or exchange of a Mortgaged Property.

(xx) The Mortgage Note does not, by its terms, provide for the capitalization or forbearance of interest.

(yy) No document relating to the Mortgage Loan provides for any contingent or additional interest in the form of participation in the cash flow of the Mortgaged Property or a sharing in the appreciation of the value of the Mortgaged Property. The indebtedness evidenced by the Mortgage Note is not convertible to an ownership interest in the Mortgaged Property or the Mortgagor and Seller has not financed, nor does it own directly or indirectly, any equity of any form in the Mortgaged Property or the Mortgagor.

(zz) Each Mortgage Loan is insured as to payment defaults by a policy of primary mortgage guaranty insurance in the amount required where applicable, and by an insurer approved, if applicable, and all provisions of such primary mortgage guaranty insurance have been and are being complied with, such policy is in full force and effect, and all premiums due thereunder have been paid. There are no defenses, counterclaims, or rights of setoff affecting the Mortgage Loans or affecting the validity or enforceability of any private mortgage insurance applicable to the Mortgage Loans.

(aaa) The Seller has complied with all applicable anti-money laundering laws and regulations, including, without limitation, the USA Patriot Act of 2001 with respect to the origination of each Mortgage Loan.

(bbb) Other than any customary claim or counterclaim arising out of any foreclosure, bankruptcy, eviction or collection proceeding relating to any Mortgage Loan, there is no action, suit, proceeding, investigation pending or, to the best of the Seller's knowledge, threatened that is related to such Mortgage Loan and likely to materially and adversely affect such Mortgage Loan.

(ccc) Each Purchased Loan that is a "nontraditional mortgage loan" within the meaning of the Interagency Guidance on Nontraditional Mortgage Product Risks, 71 FR 58609 (October 4, 2006), and that has a residential loan application date on or after September 13, 2007 (or, if such date cannot be determined, an origination date on or after October 1, 2007), complies in all respects with such guidance, including any interpretations, applications or implementation plans with respect thereto that have been communicated and/or agreed to by an institution's regulator, regardless of whether the Mortgage Loan's originator or seller is subject to such guidance.

(ddd) No Mortgage Loan that is an adjustable rate Mortgage Loan and that has a residential loan application date on or after September 13, 2007, is subject to the Interagency Statement on Subprime Mortgage Lending, 72 FR 37569 (July 10, 2007) as defined by the Federal National Mortgage Association in the Lender Letter 03-07 (August 15, 2007) or by the Federal Home Loan Mortgage Corporation ("Freddie Mac") in the Freddie Mac Single Family Advisory (September 7, 2007) and Freddie Mac Bulletin 2007-4.

(eee) With respect to each MERS designated Mortgage Loan, a mortgage identification number has been assigned by MERS and such mortgage identification number has been accurately provided to Purchaser.

(fff) To the best of Seller's knowledge, no Mortgagor is a prohibited person that is currently the subject of any OFAC-administered sanctions, nor is located, organized or resident in a country or territory that is the subject of OFAC-administered sanctions; and, to the best of the Seller's knowledge, no Mortgagor will directly or indirectly lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other prohibited person, to fund activities of or business with any prohibited person, or in any country or territory, that at the time of such funding or facilitation, is the subject of OFAC-administered sanctions, or in a manner that would otherwise cause any prohibited person (including any prohibited person involved in the purchase and sale of Mortgage Loans under this Agreement) to violate any OFAC-administered sanctions.

(ggg) As of the date of origination, the Mortgaged Property was lawfully occupied in accordance with the Mortgage and under Applicable Law and the Mortgaged Property is lawfully occupied as of the Closing Date, which is consistent with the occupancy status identified in the Mortgage, the Servicing File and/or the residential loan application and in accordance with the Underwriting Guidelines. All inspections, licenses and certificates required to be made or issued with respect to all occupied portions of the Mortgaged Property and, with respect to the use and occupancy of the same, including, but not limited to, certificates of occupancy and fire underwriting certificates, have been made or obtained from the appropriate Governmental Authorities and neither the Seller nor any originator has received any notice regarding any noncompliance with any use or occupancy law, ordinance, regulation, standard, licenses or certificates with respect to such Mortgaged Property. With respect to each Mortgage Loan, the Seller (or if Seller did not originate the loan, the originator) gave due consideration at the time of origination to factors, including, but not limited to, other real estate owned by Mortgagor, the commuting distance to work, appraiser comments and notes, the location of the property and any difference between the mailing address active in the servicing system and the Mortgaged Property address, to evaluate whether the occupancy status of the Mortgaged Property as represented by the Mortgagor was reasonable.

(hhh) Each FHA Loan is fully insurable by FHA and a Mortgage Insurance Certificate will be issued by FHA and delivered to the Purchaser within 60 days after the related Closing Date. Each VA Loan (a) is eligible for guaranty by the VA and a Loan Guaranty Certificate will be issued by the VA and delivered to the Purchaser within 60 days after the related Closing Date, (b) has an original term to maturity of not more than 360 months and not less than 180 months, (c) has a loan amount not exceeding the maximum amount permitted by the VA and (d) has a combined Loan Guaranty and equity of not less than 25%. Each USDA Loan is eligible for guaranty by the USDA and a Loan Guaranty Certificate will be issued by the USDA and delivered to the Purchaser with 60 days after the related Closing Date. Each GSE Loan is eligible to be sold to Fannie Mae or Freddie Mac as indicated on the related Mortgage Loan Schedule. There are no defenses, counterclaims or rights of set-off affecting the validity or enforceability of any FHA insurance, USDA guaranty, VA guaranty or any applicable private mortgage insurance.

(iii) All FHA Loans, VA Loans and USDA Loans are eligible for inclusion in mortgage- backed securities the principal and interest payments on which are guaranteed by Ginnie Mae. There are no defenses, counterclaims or rights of set-off affecting the eligibility for insurance or guaranty of any FHA Loan, VA Loan or USDA Loan by, or affecting the eligibility for sale of a GSE Loan to, the applicable Agency.

(jjj) All representations and warranties made in any agreement incorporated into this Agreement by reference, including but not limited to the Purchase Advice and Release Letter, are true, correct and accurate in all material respects as of the Closing Date.

(kkk) Unless otherwise agreed upon by Purchaser and Seller in writing prior to the related Closing Date, each Mortgage Loan must be assigned an "A" or "B" final overall Rating Agency event grade for each Rating Agency by the Rating Agency approved third-party due diligence review firm.

Section 5.02 <u>Representations and Warranties Regarding Seller and Purchaser</u>.

The Seller hereby represents and warrants to the Purchaser as of each applicable Closing Date:

(a)   <u>Due Organization</u>. It is duly organized, validly existing and in good standing and has all licenses necessary to carry on its business now being conducted and is licensed, qualified and in good standing under the laws of each state where a Mortgaged Property is located or is otherwise exempt under Applicable Law from such qualification or is otherwise not required under Applicable Law to effect such qualification; no demand for such qualification has been made upon it by any state having jurisdiction and in any event it is or will be in compliance with the laws of any such state to the extent necessary to enforce each Mortgage Loan or service each Mortgage Loan in accordance with the terms of this Agreement. To the extent the Seller originates (i) VA Loan, (ii) FHA Loans, (iii) USDA Loans, or (iv) mortgage loans approved or insured by the United Stated Department of Housing and Urban Development ("HUD"), it is a HUD approved mortgagee under Section 203 of the National Housing Act.

(b)   Due Authority. The Seller had the full power and authority and legal right to originate the Mortgage Loans that it originated, if any, and to acquire the Mortgage Loans that it acquired. The Seller has the full power and authority to hold each Mortgage Loan, to sell each Mortgage Loan and the full power and authority to execute, deliver and perform, and to enter into and consummate, all transactions contemplated by this Agreement. The Seller has duly authorized the execution, delivery and performance of this Agreement, has duly executed and delivered this Agreement, and this Agreement, assuming due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, receivership, conservatorship, insolvency, moratorium and other laws relating to or affecting creditors' rights generally or the rights of creditors of banks and to the general principles of equity (whether such enforceability is considered in a proceeding in equity or at law).

(c)   No Conflict. Neither the execution and delivery of this Agreement, the acquisition or origination of the Mortgage Loans by the Seller, the sale of the Mortgage Loans to the Purchaser, the consummation of the transactions contemplated hereby, nor the fulfillment of or compliance with the terms and conditions of this Agreement, will conflict with or result in a breach of any of the terms, conditions or provisions of the Seller's charter, bylaws or other organizational documents or any legal restriction or any agreement or instrument to which the Seller is now a party or by which it is bound, or constitute a default or result in an acceleration under any of the foregoing, or result in the violation of any law, rule, regulation, order, judgment or decree to which the Seller or its property is subject, or result in the creation or imposition of any lien, charge or encumbrance that would have an adverse effect upon any of its properties pursuant to the terms of any mortgage, contract, deed of trust or other instrument, or impair the ability of the Purchaser to realize on the Mortgage Loans, impair the value of the Mortgage Loans, or impair the ability of the Purchaser to realize the full amount of any insurance benefits accruing pursuant to this Agreement.

(d)   No Material Default. Neither the Seller nor any of its affiliates is in material default under any agreement, contract, instrument or indenture of any nature whatsoever to which the Seller or any of its affiliates is a party or by which it (or any of its assets) is bound, which default would have a material adverse effect on the ability of the Seller to perform under this Agreement, nor, to the best of the Seller's knowledge, has any event occurred which, with notice, lapse of time or both, would constitute a default under any such agreement, contract, instrument or indenture and have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(e) <u>Financial Statements</u>. Seller has delivered to the Purchaser financial statements as to its fiscal year ended December 31, 2022. Except as has previously been disclosed to the Purchaser in writing: (i) such financial statements fairly present the results of operations and changes in financial position for such period and the financial position at the end of such period of Seller and its subsidiaries; and (ii) such financial statements are true, correct and complete as of their respective dates and have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved, except as set forth in the notes thereto.

(f) <u>No Change in Business</u>. Unless previously disclosed to the Purchaser in writing, there has been no change in the business, operations, financial condition, properties or assets of the Seller since the date of the financial statements referenced in clause (e) above that would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(g) <u>No Litigation Pending</u>. There is no material action, suit, proceeding or investigation pending or, to the best of the Seller's knowledge, threatened against the Seller before any court, administrative agency or other tribunal asserting the invalidity of this Agreement, seeking to prevent the consummation of any of the transactions contemplated by this Agreement or which, either individually or in the aggregate, would result in any material adverse change in the business, operations, financial condition, properties or assets of the Seller, or in any material impairment of the right or ability of the Seller to carry on its business substantially as now conducted, or in any material liability on the part of the Seller, or would prohibit the Seller from entering into this Agreement or seek to prevent the sale of the Mortgage Loans or the consummation of the transactions contemplated by this Agreement, or would otherwise draw into question the validity of this Agreement or the Mortgage Loans or of any action taken or to be taken in connection with the obligations of the Seller contemplated herein, or would be likely to prohibit or materially impair the ability of the Seller to perform under the terms of this Agreement. Except as disclosed to Purchaser in writing, the Seller is not presently, aware of or subject to any administrative actions or sanctions imposed by any Agency or other federal or state regulator.

(h) <u>No Consent Required</u>. No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by it of or compliance by it with this Agreement, the delivery of the Mortgage Files to the Purchaser, the sale of the Mortgage Loans to the Purchaser or the consummation of the transactions contemplated by this Agreement or, if required, such approval has been obtained prior to the related Closing Date.

(i) <u>Underwriting and Origination</u>. The Seller's underwriting decision to originate any Mortgage Loan or to deny any mortgage loan application is an independent decision made by it, and is in no way made as a result of Purchaser's decision to purchase, or not to purchase, or the price Purchaser may offer to pay for, any such mortgage loan, if originated.

(j) <u>Agency Approvals</u>. With respect to any FHA Loan, the Seller is unconditionally approved with FHA to participate in its "direct endorsement" mortgage insurance program. With respect to any VA Loan, the Seller is approved by the Veterans Administration to underwrite mortgage loans with "automatic authority" and Lender Appraisal Processing Program authority. With respect to any USDA Loan, the Seller is a nationally approved lender under the USDA's Single Family Housing Guaranteed Loan Program. With respect to any applicable GSE Loan, the Seller is approved as a seller to the GSE.

The Purchaser hereby represents and warrants to the Seller as of each applicable Closing

Date:

(a) <u>Duly Organized</u>. It is duly organized, validly existing and in good standing and has all licenses necessary to carry on its business now being conducted and is licensed, qualified and in good standing under the laws of each state where a Mortgaged Property is located or is otherwise exempt under Applicable Law from such qualification or is otherwise not required under Applicable Law to effect such qualification.

(b) <u>Due Authority</u>. The Purchaser had the full power and authority and legal right to enter into and consummate all transactions contemplated by this Agreement. The Purchaser has duly authorized the execution, delivery and performance of this Agreement, has duly executed and delivered this Agreement, and this Agreement, assuming due authorization, execution and delivery by the Seller, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, receivership, conservatorship, insolvency, moratorium and other laws relating to or affecting creditors' rights generally or the rights of creditors of banks and to the general principles of equity (whether such enforceability is considered in a proceeding in equity or at law).

(c) <u>No Conflict</u>. Neither the execution and delivery of this Agreement, the acquisition or origination of the Mortgage Loans by the Seller, the sale of the Mortgage Loans to the Purchaser, the consummation of the transactions contemplated hereby, nor the fulfillment of or compliance with the terms and conditions of this Agreement, will conflict with or result in a breach of any of the terms, conditions or provisions of the Purchaser's charter, bylaws or other organizational documents or any legal restriction or any agreement or instrument to which the Purchaser is now a party or by which it is bound, or constitute a default or result in an acceleration under any of the foregoing, or result in the violation of any law, rule, regulation, order, judgment or decree to which the Purchaser or its property is subject.

(d)   <u>No Consent Required</u>. No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by it of or compliance by it with this Agreement, the purchase of the Mortgage Loans or the consummation of the transactions contemplated by this Agreement or, if required, such approval has been obtained prior to the related Closing Date.

Section 5.03 <u>Remedies for Breach of Representations and Warranties</u>.

It is understood and agreed that the representations and warranties set forth in <u>Sections 5.01 and 5.02</u> shall survive delivery of the Mortgage Loans to the Purchaser and shall inure to the benefit of the parties or their respective designees, notwithstanding any restrictive or qualified endorsement on any Mortgage Note or Assignment of Mortgage or the examination, or lack of examination, of any Mortgage File.

With regard to a Mortgage Loan, within thirty (30) days of the discovery by the Seller of a breach of a representation and warranty contained in <u>Section 5.01</u> that materially and adversely affects the value of the Mortgage Loan or the interests of the Purchaser therein, the Seller shall so notify the Purchaser in writing. With regard to a Mortgage Loan, within thirty (30) days of the discovery by the Purchaser of a breach of a representation and warranty contained in <u>Section 5.01</u> that materially and adversely affects the value of the Mortgage Loan or the interests of the Purchaser therein, then the Purchaser shall so notify the Seller in writing at any time prior to payment in full of such loan by the Mortgagor, outlining with specificity the subsection of this Agreement which the Purchaser claims has been violated, along with sufficient supporting documentation. Within thirty
(30) days after its discovery of such breach or receipt of such notification from the Purchaser, the Seller may correct or cure any such breach or, if the Seller determines that it is unable to cure such breach, then it shall re-acquire the subject Mortgage Loan from the Purchaser at the Repurchase Price.

In addition to such repurchase obligation, the Seller shall indemnify and hold harmless the Purchaser against any and all claims, losses, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs (irrespective of whether or not incurred in connection with the defense of any actual or threatened action, proceeding, or claim), judgments, and any other costs, fees and expenses (collectively, "Losses") that the Purchaser suffers or may sustain in any way related to or in connection with any: (i) fraud, negligence or willful misconduct by the Seller, or (ii) breach of any representation or warranty of the Seller hereunder.

The Seller or the Purchaser shall immediately notify the other party if a claim is made by a third party with respect to this Agreement or the Mortgage Loans.

It is understood and agreed that the obligations of the Seller set forth in this <u>Section 5.03</u> to repurchase a defective Mortgage Loan and to indemnify the Purchaser constitute the sole remedies of the Purchaser respecting a breach of the foregoing representations and warranties. If the Seller fails to repurchase a defective Mortgage Loan or to indemnify the Purchaser pursuant to this <u>Section 5.03</u>, such failure shall be deemed a default of the Seller under this Agreement and the Purchaser shall be entitled to pursue all available remedies against the Seller.

Any cause of action against the Seller relating to or arising out of the breach of any representations and warranties made in Sections 5.01 shall accrue as to any Mortgage Loan upon (i) discovery of such breach by the Seller or the Purchaser and (ii) failure by the Seller to repurchase such Mortgage Loan as specified above.

Within fifteen (15) Business Days of the repurchase of a Mortgage Loan by the Seller, the Purchaser agrees to return such repurchased Mortgage Loan to the Seller, together with the related Mortgage Loan Documents.

In the event that the Seller timely delivers to the Purchaser a notice of arbitration (an "Arbitration Notice") with respect to an alleged breach by the Seller of its representations and warranties or other dispute hereunder (a "Dispute"), each party hereby agrees to abide by the decision of a neutral and qualified Arbitrator. The parties agree that any arbitration proceedings hereunder shall occur in New York, NY and should be scheduled and administered in order to proceed with the full and final resolution of the Dispute as swiftly as commercially reasonable and practical. Each party shall bear its own costs of any such arbitration, including without limitation, reasonable attorneys' fees and disbursements and other professional fees and costs, except however, the fees and costs of the Arbitrator shall be split equally between the parties. As soon as possible after the termination of the arbitration proceedings, the Arbitrator shall submit to the parties a written arbitration report setting forth the Arbitrator's decision.

It is the intention of the parties that Arbitration shall be conducted in as efficient and cost- effective a manner as is reasonably practicable, without the burden of discovery. Accordingly, the Arbitrator will resolve the dispute on the basis of a review of the written correspondence between the parties (including any supporting materials attached to such correspondence) conveyed by the parties to each other in connection with the Dispute prior to the delivery of notice to commence Arbitration; however, upon a showing of good cause, a party may request the Arbitrator to direct the production of such additional information, evidence and/or documentation from the parties that the Arbitrator deems appropriate. If requested by the Arbitrator or any party, any hearing with respect to an Arbitration shall be conducted by video conference or teleconference except upon the agreement of both parties or the request of the Arbitrator.

The finding of the Arbitrator and any award granted shall be in writing and shall be final, conclusive and binding upon the parties. By submitting to Arbitration, the parties undertake to carry out any award without delay and shall be deemed to have waived their right to any form of recourse or appeal, including motions to vacate, modify or correct such award, insofar as such waiver can be validly made. Judgment upon any arbitration award rendered may be entered and enforced in any court of competent jurisdiction or a court having jurisdiction over the parties or their assets. The costs of the Arbitrator shall be shared equally between both parties. Each party, however, shall bear its own attorneys' fees and costs in connection with the Arbitration. Arbitration proceedings and any findings and award granted shall remain confidential unless a party finds it necessary to enforce such award.

For purposes of this Section 5.03, "Purchaser" shall mean the Person then acting as the Purchaser under this Agreement and any and all Persons who previously were "Purchasers" under this Agreement.

The provisions contained in this <u>Section 5.03</u> shall survive the termination of this Agreement.

Section 5.04 <u>Repurchase of Mortgage Loans With Early Payment Default, Premium</u> <u>Recapture</u>.

(a)   The Seller shall repurchase any Early Payment Default Mortgage Loan at the Repurchase Price within thirty (30) days following notification thereof from the Purchaser.

(b)   The Seller shall reimburse the Purchaser the related Purchase Premium in respect of any Early Payoff Mortgage Loan, less the amount of any prepayment premium received by the Purchaser in respect of such Mortgage Loan, within thirty (30) days following notification thereof from the Purchaser.

(c)   With respect to any notification required by <u>Section 5.04(a)</u> and <u>(b)</u>, the Purchaser shall use commercially reasonable efforts to provide such notice within sixty (60) days of the triggering event or such other timing as the Purchaser and Seller agree to in writing.

The provisions contained in this <u>Section 5.04</u> shall survive the termination of this Agreement.

ARTICLE VI <u>CLOSING</u>

Section 6.01 <u>Closing</u>.

The closing for the purchase and sale of the Mortgage Loans in any Mortgage Loan Package shall take place on the applicable Closing Date listed in the Purchase Advice and Release Letter.

Each closing shall be subject to each of the following conditions:

(a)   No breach or default exists under this Agreement;

(b)   The Purchaser and the Seller shall have received, or the Purchaser's and the Seller's attorneys shall have received in escrow, all Closing Documents, duly executed;

(c)   The Seller shall not have experienced any Material Adverse Change. For the purposes of this <u>Section 6.01</u>, "Material Adverse Change" shall mean, (i) a material adverse change in, or a material adverse effect upon, the operations, business, properties, condition (financial or otherwise) or prospects of the Seller; (ii) a material impairment of the ability of the Seller to perform under this Agreement or any related agreements (the "Operative Agreements"); or (iii) a material adverse effect upon the legality, validity, binding effect or enforceability of any Operative Agreement against the Seller; and

(d)   All other terms and conditions of this Agreement shall have been complied with.

(e)   Purchaser shall reimburse Seller for negative escrow balances as of the Cut-Off Date and as referenced within the applicable Purchase Advice and Release Letter at the time of close.

The Seller shall be entitled to reimbursement by the Purchaser for any properly incurred Servicing Advances made by the Seller with respect to the Mortgage Loans prior to the related Closing Date. Notwithstanding the foregoing, the Seller shall not be reimbursed for any Servicing Advances made within sixty (60) days of a Mortgage Loan's Origination Date without the Purchaser's prior written approval, which approval shall be in Purchaser's reasonable discretion. Prior to reimbursement for any Servicing Advance, the Seller shall provide the Purchaser with commercially reasonable documentation or invoices satisfactory to Purchaser.

Subject to the foregoing conditions, the Purchaser shall pay to the Seller on the applicable Closing Date, the Purchase Price for the Mortgage Loans in the related Mortgage Loan Package pursuant to <u>Section 3.01</u> of this Agreement, and the Seller shall deliver the Mortgage Loans to the Purchaser.


ARTICLE VII

<u>CLOSING DOCUMENTS</u>


Section 7.01 <u>Closing Documents</u>.

The "Closing Documents" for the initial closing of a Mortgage Loan Package shall consist of fully executed originals of the following documents:

(a)   This Agreement, in two (2) counterparts;

(b)   The applicable Purchase Advice and Release Letter, in two (2) counterparts; and

(c)   The Purchase Advice and Release Letter.

The Closing Documents for each additional closing of a Mortgage Loan Package shall consist of the following documents:

(a)   The applicable Purchase Advice and Release Letter, in two (2) counterparts; and

(b)   The Purchase Advice and Release Letter, as applicable.

ARTICLE VIII

COSTS

Section 8.01 Costs.

Unless otherwise agreed upon by Purchaser and Seller or specified in the applicable Purchase Advice and Release Letter, each party shall bear its own costs and expenses.

ARTICLE IX MISCELLANEOUS PROVISIONS

Section 9.01 Force Majeure

Purchaser and Seller shall be excused for a period of thirty (30) days in performance of any obligation hereunder to the extent such delay in performance is caused by a force majeure event. This includes acts of God, natural disasters, war, civil disturbance, action by governmental entity, strike, and other causes beyond the parties' reasonable control. The party affected by the force majeure event will provide written notice to the other party within thirty (30) days and will use its best efforts to resume performance. Obligations not performed due to a force majeure event will be performed as soon as reasonably possible when the force majeure event concludes.

Section 9.02 Governing Law; Waiver of Jury Trial; Choice of Forum.

This Agreement shall be construed in accordance with the laws of the State of Georgia and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with the substantive laws of the State of Georgia (without regard to conflicts of laws principles), except to the extent preempted by Federal law.

EACH PARTY HERETO KNOWINGLY, INTENTIONALLY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

With respect to any claim or action arising hereunder, the parties (a) irrevocably submit to the nonexclusive jurisdiction of the court of Fulton County, Georgia and (b) irrevocably waive any objection which such party may have at any time to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any such court, and irrevocably waive any claim that any such suit action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 9.03 Notices.

All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered at or mailed by registered mail, postage prepaid, to:

(a)   if to the Purchaser:

> Angel Oak Mortgage Fund TRS
> c/o Angel Oak Capital Advisors, LLC 3344 Peachtree Road NE, Suite 1725
> Atlanta, GA 30326 Attn: David Gordon
> wholeloans@angeloakcapital.com

(b)   if to the Seller:

> Angel Oak Mortgage Solutions LLC 980 Hammond Drive, Suite 850
> Atlanta, GA 30328 Attn: Ashlei McAleer
> Ashlei.mcaleer@angeloaklending.com

or such other address(es) as may hereafter be furnished by each party. Any such demand, notice or communication hereunder shall be deemed to have been received on the date delivered to or received at the premises of the addressee (as evidenced, in the case of registered or certified mail, by the date noted on the return receipt).

Section 9.04 Severability of Provisions.

If any one or more of the covenants, agreements, provisions or terms of this Agreement shall be held invalid for any reason whatsoever, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement. Any part, provision, representation or warranty of this Agreement which is prohibited or unenforceable or is held to be void or unenforceable in any jurisdiction shall be ineffective, as to such jurisdiction, to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction as to any Mortgage Loan shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Applicable Law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof. If the invalidity of any part, provision, representation or warranty of this Agreement shall deprive any party of the economic benefit intended to be conferred by this Agreement, the parties shall negotiate in good faith to develop a structure the economic effect of which is nearly as possible the same as the economic effect of this Agreement without regard to such inability.

Section 9.05 Execution; Successors and Assigns.

This Agreement shall bind and inure to the benefit of and be enforceable by the Purchaser, the Seller, and the respective successors and assigns of the Purchaser and the Seller. As used herein, the trust formed in connection with a Subsequent Transaction shall be deemed to constitute a single "Person."

Section 9.06 Confidentiality.

The Seller and the Purchaser shall keep confidential and shall not divulge to a third party, without each other's prior written consent, the terms or existence of any Purchase Advice and Release Letter or this Agreement, the price paid by the Purchaser for the Mortgage Loans or the transactions contemplated hereunder, except to the extent that it is reasonable and necessary for the Purchaser or the Seller to do so in working with legal counsel, auditors, taxing authorities or other governmental agencies. Each party recognizes that, in connection with this Agreement, it may become privy to non-public information regarding the financial condition, operations and prospects of the other party. Except as required by law, each party agrees to keep all non-public information regarding the other party strictly confidential, and to use all such information solely in order to effectuate the purpose of this Agreement; provided that each party may provide confidential information to its employees, agents and affiliates who have a need to know such information in order to effectuate the transaction; and provided further that such information is identified as confidential non-public information. In addition, confidential information may be provided to a regulatory authority with supervisory power over the Purchaser; provided such information is identified as confidential non-public information. Notwithstanding other provisions of this Agreement, the Seller and the Purchaser (and each employee, representative or other agent of any of the foregoing) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of transactions covered by this agreement and all materials of any kind (including opinions or other tax analyses) that are provided to any of the foregoing parties relating to such tax treatment and tax structure.

Notwithstanding anything to the contrary in this Agreement, each party may disclose the other's confidential information in a judicial proceeding when required to do so by law when responding to a subpoena or as otherwise required by Applicable Laws.

Section 9.07 <u>Entire Agreement</u>.

This Agreement constitutes the entire understanding between the parties hereto with respect to the sale and purchase of a Mortgage Loan Package and supersede all prior or contemporaneous oral or written communications regarding same. The Seller and the Purchaser understand and agree that no employee, agent or other representative of the Seller or the Purchaser has any authority to bind such party with regard to any statement, representation, warranty or other expression unless said statement, representation, warranty or other expression is specifically included within the express terms of this Agreement.

Section 9.08 <u>Right of Offset</u>.

Notwithstanding any other provision of this Agreement, the Purchaser may, upon written notification to Seller, which shall include a reconciliation of such offset, reduce the Purchase Premium, payable to or on behalf of the Seller by the amount of any obligation of the Seller, to or on behalf of such Purchaser, that is or becomes due and payable, and the Seller hereby shall be deemed to have consented to such reduction. Notwithstanding the foregoing, such offset shall not be in excess of any Purchase Premium without the prior written consent of Seller.

Section 9.09 <u>Seller to Provide Access/Information as Required by Law</u>.

The Seller shall provide to the Purchaser and its designees access to any documentation regarding the Mortgage Loans which may be required by Applicable Law. Such access shall be afforded without charge, but only upon reasonable request, during normal business hours and at the offices of the Seller.

Section 9.10 <u>Non-Solicitation</u>.

Following the first twelve (12) month period from Closing Date, the Seller agrees that it will not take any action or permit to cause any action to be taken by any of its agents or Affiliates, or by any independent contractors or independent mortgage brokerage companies engaged by the Seller, to personally, by telephone, mail or electronic mail, solicit the Mortgagor under any Mortgage Loan for a loan purpose other than refinancing such Mortgage Loan. For the purposes of this agreement, solicitation does not include Seller's reaction for contact with a consumer, following a mortgage inquiry, payoff request or other similar consumer driven trigger event as such event criteria has been previously agreed to by Purchaser in writing. It is understood and agreed that promotions undertaken by the Seller or any of its affiliates which are directed to the general public at large, including, without limitation, mass mailings based on commercially acquired mailing lists, newspaper, radio, internet or television advertisements shall not constitute solicitation under this Section, nor is the Seller prohibited from responding to unsolicited requests or inquiries made by a Mortgagor or an agent of a Mortgagor.

ARTICLE X

COMPLIANCE WITH REGULATION AB

Section 10.01 <u>Intent of the Parties; Reasonableness.</u>

The Purchaser and the Seller acknowledge and agree that the purpose of Article XI of this Agreement is to facilitate compliance by the Purchaser and any Depositor with the provisions of Regulation AB and related rules and regulations of the Commission. Although Regulation AB is applicable by its terms only to offerings of asset-backed securities that are registered under the Securities Act, the Seller acknowledges that investors in privately offered securities may require that the Purchaser or any Depositor provide comparable disclosure in unregistered offerings. References in this Agreement to compliance with Regulation AB include provision of comparable disclosure in private offerings.

Neither the Purchaser nor any Depositor shall exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Securities Act). The Seller acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with requests made by the Purchaser, any Master Servicer or any Depositor in good faith for delivery of information under these provisions on the basis of evolving interpretations of Regulation AB. In connection with any Subsequent Transaction, the Seller shall cooperate fully with the Purchaser to deliver to the Purchaser (including any of its assignees or designees), any Master Servicer and any Depositor, any and all statements, reports, certifications, records and any other information necessary in the good faith determination of the Purchaser, any Master Servicer or any Depositor to permit the Purchaser, any Master Servicer or such Depositor to comply with the provisions of Regulation AB, together with such disclosures relating to the Seller, or any Third-Party Originator and the Mortgage Loans, or the servicing of the Mortgage Loans, reasonably believed by the Purchaser or any Depositor to be necessary in order to effect such compliance.

The Purchaser (including any of its assignees or designees) shall cooperate with the Seller by providing timely notice of requests for information under these provisions and by reasonably limiting such requests to information required, in the Purchaser's reasonable judgment, to comply with Regulation AB.

Section 10.02 <u>Information to Be Provided by the Seller</u>

The S e l l e r shall (i) within five Business Days following request by the Purchaser or any Depositor, provide to the Purchaser and such Depositor (or, as applicable, cause each Third- Party Originator and each subservicer to provide), in writing and in form and substance reasonably satisfactory to the Purchaser and such Depositor, the information and materials specified in paragraphs (a), (b), and (c) of this Section, and (ii) as promptly as practicable following notice to or discovery by the Seller, as applicable, provide to the Purchaser and any Depositor (in writing and in form and substance reasonably satisfactory to the Purchaser and such Depositor) the information specified in paragraph (a) of this Section.

(a)   If so requested by the Purchaser or any Depositor, the Seller shall provide such information regarding (i) the Seller, as originator of the Mortgage Loans, or (ii) each Third- Party Originator, and (iii) as applicable, each subservicer, as is requested for the purpose of compliance with Items 1103(a)(1), 1105, 1110, 1117 and 1119 of Regulation AB. Such information shall include, at a minimum:

(A)   the originator's form of organization;

(B) a description of the originator's origination program and how long the originator has been engaged in originating residential mortgage loans, which description shall include a discussion of the originator's experience in originating mortgage loans of a similar type as the Mortgage Loans; information regarding the size and composition of the originator's origination portfolio; and information that may be material, in the good faith judgment of the Purchaser or any Depositor, to an analysis of the performance of the Mortgage Loans, including the originators' credit-granting or underwriting criteria for mortgage loans of similar type(s) as the Mortgage Loans and such other information as the Purchaser or any Depositor may reasonably request for the purpose of compliance with Item 1110(b)(2) of Regulation AB;

(C) a description of any material legal or governmental proceedings pending (or known to be contemplated) against the Seller, each Third-Party Originator and each subservicer; and

(D) a description of any affiliation or relationship between the Seller, each Third-Party Originator, each subservicer and any of the following parties to a Subsequent Transaction, as such parties are identified by the Purchaser or any Depositor in writing in advance of such Subsequent Transaction:

        (1)   the sponsor;

        (2)   the depositor;

        (3)   the issuing entity;

        (4)   any servicer;

        (5)   any trustee;

        (6)   any originator;

        (7)   any significant obligor;

        (8)   any enhancement or support provider; and

        (9)   any other material transaction party.

(b)   If so requested by the Purchaser or any Depositor, the Seller shall provide (or, as applicable, cause each Third-Party Originator to provide) Static Pool Information with respect to the mortgage loans (of a similar type as the Mortgage Loans, as reasonably identified by the Purchaser as provided below) originated by (i) the Seller, if the Seller is an originator of Mortgage Loans, and/or (ii) each Third-Party Originator. Such Static Pool Information shall be prepared by the Seller (or Third-Party Originator) on the basis of its reasonable, good faith interpretation of the requirements of Item 1105(a)(1)-(3) of Regulation AB. To the extent that there is reasonably available to the Seller (or Third-Party Originator) Static Pool Information with respect to more than one mortgage loan type, the Purchaser or any Depositor shall be entitled to specify whether some or all of such information shall be provided pursuant to this paragraph. The content of such Static Pool Information may be in the form customarily provided by the Seller, and need not be customized for the Purchaser or any Depositor. Such Static Pool Information for each vintage origination year or prior securitized pool, as applicable, shall be presented in increments no less frequently than quarterly over the life of the mortgage loans included in the vintage origination year or prior securitized pool. The most recent periodic increment must be as of a date no later than 135 days prior to the date of the prospectus or other offering document in which the Static Pool Information is to be included or incorporated by reference. The Static Pool Information shall be provided in an electronic format that provides a permanent record of the information provided, such as a portable document format (pdf) file, or other such electronic format reasonably required by the Purchaser or the Depositor, as applicable.

Promptly following notice or discovery of a material error in Static Pool Information provided pursuant to the immediately preceding paragraph (including an omission to include therein information required to be provided pursuant to such paragraph), the Seller shall provide corrected Static Pool Information to the Purchaser or any Depositor, as applicable, in the same format in which Static Pool Information was previously provided to such party by the Seller.

If so requested by the Purchaser or any Depositor, the Seller shall provide (or, as applicable, cause each Third-Party Originator to provide), at the expense of the requesting party (to the extent of any additional incremental expense associated with delivery pursuant to this Agreement), such agreed-upon procedures letters of certified public accountants reasonably acceptable to the Purchaser or Depositor, as applicable, pertaining to Static Pool Information relating to prior securitized pools for securitizations closed on or after January 1, 2006 or, in the case of Static Pool Information with respect to Third-Party Originator's originations or purchases, to calendar months commencing January 1, 2006, as the Purchaser or such Depositor shall reasonably request. Such letters shall be addressed to and be for the benefit of such parties as the Purchaser or such Depositor shall designate, which may include, by way of example, any sponsor, any Depositor and any broker dealer acting as underwriter, placement agent or initial purchaser with respect to a Subsequent Transaction. Any such statement or letter may take the form of a standard, generally applicable document accompanied by a reliance letter authorizing reliance by the addressees designated by the Purchaser or such Depositor.

(c)   For the purpose of satisfying the reporting obligation under the Exchange Act with respect to any class of asset-backed securities, the Seller shall (or shall cause each Third-Party Originator to) (i) promptly notify the Purchaser, any Master Servicer and any Depositor in writing of (A) any material litigation or governmental proceedings involving the Seller or any Third-Party Originator, (B) any affiliations or relationships that develop following the closing date of a Subsequent Transaction between the Seller or any Third-Party Originator and any of the parties specified in clause (D) of paragraph (a) of this Section (and any other parties identified in writing by the requesting party) with respect to such Subsequent Transaction, (C) any default under the terms of this Agreement, (D) any merger, consolidation or sale of substantially all of the assets of the Seller, and (E) the Seller's entry into an agreement with a third party to perform or assist in the performance of any of the Seller's obligations under this Agreement or any Reconstitution Agreement and (ii) provide to the Purchaser and any Depositor a description of such proceedings, affiliations or relationships or other events.

Section 10.03 <u>Helping Families Notice</u>.

With respect to each Mortgage Loan, within thirty (30) days following the related Closing Date, the Seller shall furnish to the Mortgagor of such Mortgage Loan the notice required by Section 404 of the Helping Families Save Their Homes Act of 2009 (the "Helping Families Act") in accordance with the provisions of the Helping Families Act. In addition, in connection with any Subsequent Transaction with respect to any of the Mortgage Loans, the Seller shall furnish to each related Mortgagor, within thirty (30) days following the closing date with respect to such Subsequent Transaction, a notice with respect to such assignment in the form required by the assignee for the related Subsequent Transaction, which notice shall identify the assignee for the related Subsequent Transaction as the new owner of the Mortgage Loan and include any other information required by the Helping Families Act.

ARTICLE XI

SERVICING OF MORTGAGE LOANS

Section 11.01   Seller to act as Interim Servicer.

(a)   The Mortgage Loans will be purchased by Purchaser and sold by Seller on a servicing-released basis and the purchase of the Mortgage Loans by the Purchaser shall, for all purposes, include all Servicing Rights relating thereto. From the related Closing Date to the Servicing Transfer Date, Seller, as an independent contractor, shall interim service the Mortgage Loans in strict accordance with Accepted Servicing Practices. Without limiting the generality of the foregoing, the Seller shall not take, or fail to take, any action which would result in the Purchaser's interest in the Mortgage Loans being adversely affected. In determining the delinquency status of any Mortgage Loan, the Seller will use delinquency recognition policies as described to and approved by the Purchaser, and shall revise these policies as requested by the Purchaser from time to time. On the Servicing Transfer Date, the Seller shall transfer the servicing of the Mortgage Loans to the Purchaser or its designee in accordance with the requirements mutually agreed upon by the Seller and the Purchaser.

(b)   The Seller may perform its servicing responsibilities through agents or independent contractors, but shall not thereby be released from any of its responsibilities hereunder. The Mortgage Loans may be subserviced by one or more unaffiliated subservicers on behalf of Seller provided each subservicer is a Fannie Mae approved seller/servicer or a Freddie Mac approved seller/servicer in good standing, and no event has occurred, including but not limited to a change in insurance coverage, that would make it unable to comply with the eligibility for seller/servicers imposed by Fannie Mae or Freddie Mac, or which would require notification to Fannie Mae or Freddie Mac. Seller shall pay all fees and expenses of the subservicer from its own funds (provided that any such expenditures that would constitute Servicing Advances if made by Seller hereunder shall be reimbursable to Seller as Servicing Advances). Seller shall be entitled to enter into an agreement with the subservicer for indemnification of Seller by the subservicer and nothing contained in this Agreement shall be deemed to limit or modify such indemnification. Any subservicing agreement and any other transactions or services relating to the Mortgage Loans involving the subservicer shall be deemed to be between the subservicer and Seller alone, and the Purchaser shall have no obligations, duties or liabilities with respect to the subservicer including no obligation, duty or liability of the Purchaser to pay the subservicer's fees and expenses. For purposes of distributions and advances by Seller pursuant to this Agreement, Seller shall be deemed to have received a payment on a Mortgage Loan when the subservicer has received such payment. Seller shall not make any amendment to any agreement with a subservicer if such amendment is not consistent with or violates the provisions of this Agreement, or if such amendment could be reasonably expected to be materially adverse to the interests of the Purchaser

Section 11.02 Reporting and Remittance.

Within twelve (12) Business Days following the conclusion of each calendar month reporting and remittance cycle occurring during the Interim Servicing Period (each, a "Reporting Cycle"), if any, Seller shall forward to Purchaser with respect to the Mortgage Loans a full set of tapes and a trial balance as of the end of each such Reporting Cycle, which tapes and trial balance shall include information relating to all payment and other activity on the Mortgage Loans. With respect to any payments of principal or interest (including all prepayments) received, or applied to any Mortgagor's account, by Seller during the Interim Servicing Period (or prior to the Closing Date, if any such payments were not reflected in the calculation of the Purchase Price), Seller shall remit to the Purchaser all such payments of principal and interest on the Mortgage Loans no later than the twelfth (12th) Business Day of the month following the conclusion of each Reporting Cycle and, with respect to the month in which the related Servicing Transfer Date occurs, no later than the twelfth (12th) Business Day thereafter

Section 11.03 Establishment of and Deposits to Custodial Account.

The Seller shall, or shall instruct its sub-servicer to, segregate and hold all funds collected and received pursuant to a Mortgage Loan separate and apart from any of its own funds and general assets and shall establish and maintain one or more Seller Custodial Accounts, in the form of time deposit or demand accounts, titled "Angel Oak Mortgage Solutions LLC in trust for Purchaser and/or subsequent purchasers of Mortgage Loans, and various Mortgagors - P & I." The Seller Custodial Account shall be established with a Qualified Depository. Upon request of Purchaser and within ten
(10) calendar days thereof, Seller shall provide Purchaser with written confirmation of the existence of such Seller Custodial Account. Any funds deposited in the Seller Custodial Account shall at all times be insured to the fullest extent allowed by Applicable Law.

Seller shall deposit in the Seller Custodial Account within one (1) Business Day of Seller's receipt, and retain therein, all amounts received in respect of the Mortgage Loans.

Any interest paid on funds deposited in the Seller Custodial Account by the depository institution shall accrue to the benefit of Seller. The amount of any losses incurred on funds deposited in the Seller Custodial Account shall be replaced by Seller from its own funds and shall be deposited into the Seller Custodial Account by the last calendar day of the current Reporting Cycle. Seller shall maintain adequate records with respect to all deposits and withdrawals made pursuant to this Section
11.03. All funds required to be deposited in the Seller Custodial Account shall be held in trust for Purchaser until withdrawn in accordance with this Agreement.

Section 11.04 Establishment of Escrow Accounts; Deposits in Escrow Accounts.

The Seller shall, or shall instruct its sub-servicer to, segregate and hold all funds collected and received pursuant to each Mortgage Loan which constitute Escrow Payments separate and apart from any of its own funds and general assets and shall establish and maintain one or more Escrow Accounts.

Seller shall deposit in the Escrow Account or Accounts on a daily basis, and retain therein:
(i) all Escrow Payments collected on account of the Mortgage Loans, for the purpose of effecting timely payment of any such items as required under the terms of this Agreement; and, (ii) all Insurance Proceeds and applicable Condemnation Proceeds which are to be applied to the restoration or repair of the related Mortgaged Property. Seller shall make withdrawals therefrom only to effect such payments as are required under this Agreement, and for such other purposes as shall be as set forth or in accordance with this Section
11.04. Seller shall be entitled to retain any interest paid on funds deposited in the Escrow Account by the depository institution other than interest on escrowed funds required by law to be paid to the Mortgagor and, to the extent required by law, Seller shall pay

interest on escrowed funds to the Mortgagor notwithstanding that the Escrow Account is non-interest bearing or that interest paid thereon is insufficient for such purposes.

Withdrawals from the Escrow Account may be made by Seller: (i) to effect timely payments of ground rents, taxes, assessments, water rates, hazard insurance premiums, primary mortgage insurance premiums, if applicable, and comparable items; (ii) to reimburse Seller for any Servicing Advances made by Seller with respect to a related Mortgage Loan but only from amounts received on the related Mortgage Loan which represent late payments or collections of Escrow Payments thereunder; (iii) to refund to the Mortgagor any funds as may be determined to be overages; (iv) for transfer to the Seller Custodial Account in accordance with the terms of this Agreement; (v) for application to restoration or repair of the Mortgaged Property; (vi) to pay to Seller, or to the Mortgagor to the extent required by law, any interest paid on the funds deposited in the Escrow Account; or, (vii) to clear and terminate the Escrow Account on the termination of this Agreement.

Section 11.05 <u>Fidelity Bond, Errors and Omission Insurance</u>.

Seller shall maintain, at its own expense, a blanket fidelity bond and an errors and omissions insurance policy, with broad coverage with responsible companies that would meet the requirements of Fannie Mae and Freddie Mac if Seller were servicing the Mortgage Loans for Fannie Mae or Freddie Mac, as the case may be, on all officers, employees or other persons acting in any capacity with regard to the Mortgage Loans to handle funds, money, documents and papers relating to the Mortgage Loans. The existence of such insurance policy shall not diminish or relieve Seller's obligations under this Agreement. Seller shall cause to be delivered to Purchaser a certified true copy of the fidelity bond and insurance policy. Seller shall provide copies of the fidelity bond and insurance policy at each renewal of such policy.

Section 11.06 <u>Modifications</u>.

Seller may not waive, modify or vary any term of any Mortgage Loan, forbear or defer any payment, principal or amount due, or consent to the postponement of strict compliance with any such term or in any manner grant indulgence to any Mortgagor without the prior written consent of Purchaser.

Section 11.07 <u>Servicing Transfer</u>.

On the Servicing Transfer Date, Purchaser, or its designee, shall assume all servicing responsibilities related to the Mortgage Loans and Seller shall transfer the servicing to Purchaser or its designee in accordance with the servicing transfer procedures provided by Purchaser on or before such transfer date. Without limiting the generality of the foregoing, on or prior to the Servicing Transfer Date (or in the case of <u>subclauses (c)</u>, <u>(d)</u> and <u>(e)</u> below, within five (5) Business Days from and after the Servicing Transfer Date), Seller shall take such steps as may be necessary or appropriate to effectuate and evidence the transfer of the servicing of the Mortgage Loans to Purchaser, or its designee, in compliance with Applicable Law, including but not limited to the following:

(a) Seller shall send, or shall ensure its sub-servicer sends, when applicable, to each Mortgagor the servicing transfer notices required under RESPA, Regulation X and other

Applicable Laws. Seller shall provide and/or make available to Purchaser with copies of all such related notices within thirty (30) days of the Servicing Transfer Date;

(b)   Seller shall transmit, or cause to be transmitted, to the applicable taxing authorities and insurance companies (including private mortgage insurance policy insurers, if applicable) and/or agents, notification of the transfer of the servicing to Purchaser, or its designee, and instructions to deliver all notices, tax bills and insurance statements, as the case may be, to Purchaser, or its designee, from and after the Servicing Transfer Date. Seller shall provide Purchaser, or its designee, with a Seller Officers' Certificate confirming that all such notices have been transmitted, together with a copy of the related standard form(s) of such notifications within ten (10) Business Days of the Servicing Transfer Date;

(c)   Seller shall forward to Purchaser, or its designee, all servicing records and the Servicing Files in Seller's possession relating to each transferring Mortgage Loan, and shall make available to Purchaser, or its designee, during Seller's normal business hours and on reasonable advance notice, any such records;

(d)   Seller shall deliver by wire transfer, or otherwise make available as Purchaser reasonably deems acceptable, to Purchaser, or its designee, in immediately available funds the aggregate amount of the Escrow Payments and suspense balances and all loss draft balances associated with the Mortgage Loans. Seller shall provide Purchaser, or its designee, with an accounting statement of Escrow Payments and suspense balances and loss draft balances sufficient to enable Purchaser, or its designee, to reconcile the amount of such payment with the accounts of the Mortgage Loans. Additionally, Seller shall deliver by wire transfer to Purchaser, or its designee, in immediately available funds, the amount of any prepaid transferring Mortgage Loan payments and all other similar amounts held by Seller;

(e)   Prior to the Servicing Transfer Date, all payments with respect to a Mortgage Loan received by Seller which are due on or after the Cut-Off Date shall be applied to such Mortgage Loan on receipt and such applied amounts will be forwarded by Seller to Purchaser, or its designee, by wire transfer in immediately available funds on or immediately after the Servicing Transfer Date;

(f)   Any Monthly Payments for the Mortgage Loans received by Seller after the Servicing Transfer Date shall immediately be forwarded to Purchaser or its designee by overnight mail; provided, however, that any such Monthly Payments received by Seller more than thirty (30) days after the Servicing Transfer Date shall be forwarded by Seller to Purchaser or its designee by or regular mail within three (3) Business Days of receipt. Seller shall notify Purchaser or its designee of the particulars of the payment, such as the account number, dollar amount, date received and any special Mortgagor application instructions with respect to such Monthly Payments received by Seller;

(g)   Misapplied payments on Mortgage Loans shall be processed as follows: (i) all parties shall cooperate in correcting misapplication errors; (ii) the party receiving notice of a misapplied payment occurring prior to the Servicing Transfer Date and discovered after the Servicing Transfer Date shall immediately notify the other party; (iii) if a misapplied payment which occurred prior to the Servicing Transfer Date cannot be identified and said misapplied payment has resulted in a shortage to Purchaser, Seller shall be liable for the amount of such shortage, and Seller shall reimburse Purchaser for the amount of such shortage within thirty (30) days after receipt of written demand therefor from Purchaser; (iv) if a misapplied payment which occurred prior to the Servicing Transfer Date has created an improper Purchase Price as the result of an inaccurate outstanding principal balance, the party with notice of such misapplied payment shall promptly inform the other party and a wire transfer or a check shall be issued to the party shorted by the improper payment application within five (5) Business Days after notice thereof by the other party; and, (v) any wire transfer or check issued under the provisions of this paragraph shall be accompanied by a statement indicating the corresponding Seller and/or Purchaser Mortgage Loan identification number and an explanation of the allocation of any such payments;

(h)　　On and prior to the Servicing Transfer Date, Seller shall maintain its books, records and accounts with respect to the servicing of the Mortgage Loans in accordance with Accepted Servicing Practices;

(i)　　On or before the Servicing Transfer Date, Seller shall reconcile principal balances and make any monetary adjustments for the Mortgage Loans required by the Purchaser. Any such monetary adjustments will be transferred between Seller and Purchaser as appropriate within three (3) Business Days of the Servicing Transfer Date;

(j)　　Seller shall file all IRS Forms 1099, 1099A, 1098 or 1041 and K-1 which are required to be filed on or before the Servicing Transfer Date in relation to the servicing and ownership of the Mortgage Loans. Seller shall provide copies of such forms to Purchaser upon reasonable request and shall reimburse Purchaser for any penalties or reasonable costs incurred by Purchaser due to Sellers's failure to comply with this paragraph;

(k)　　Seller shall pay all hazard and flood insurance premiums and primary mortgage insurance policy premiums, due within thirty (30) days after the Servicing Transfer Date, provided that Seller has received bills for insurance premiums at least fourteen (14) days prior to the Servicing Transfer Date; and

(l)　　Seller shall pay all tax bills (including interest, late charges and penalties in connection therewith) due within thirty (30) days after the Servicing Transfer Date, it being understood this is a reimbursable Servicing Advance.

Section 11.08 Additional Obligations.

(a)　　In consideration for the Seller's performance of servicing obligations pursuant to this Agreement and subject to the terms and conditions of this Agreement, Purchaser shall pay to the Seller, monthly during the term of this Agreement, an amount equal to ten dollars ($10.00) (the "Interim Servicing Fee") for each Mortgage Loan serviced during the Interim Servicing Period. The Interim Servicing Fee shall be fully earned on the first day of each month for each Mortgage Loan being serviced on the first day of the month.

(b)　　All Mortgage Loans will have and Seller will assign to Purchaser, life-of-loan, fully transferable, tax service contracts with an Approved Tax Service Contract Provider based on the full legal description. To the extent any Mortgage Loan does not have such a tax service contract from an Approved Tax Service Contract Provider, Seller shall reimburse Purchaser for the actual documented cost to acquire such contract from an Approved Tax Service Contract Provider. All Mortgage Loans will have and Seller will assign to Purchaser, life-of-loan, fully transferable flood certification contracts from an Approved Flood Certification Contract Provider as of the Servicing Transfer Date. Seller will pay any transfer fees required in connection with the assignment to it of any tax service contract or flood certification contract.

(c)   If a Mortgage Loan was originated more than twelve (12) months prior to the Servicing Transfer Date, then Seller shall conduct such escrow analyses with respect to such Mortgage Loan as may be required under Applicable Law. With respect to any such Mortgage Loan, Seller shall make any adjustment to the escrow payment due, refunds of escrow overages and collections of escrow shortages in accordance with Applicable Law prior to the Servicing Transfer Date.

(d)   For ninety (90) days after the Servicing Transfer Date, Seller shall deliver such insurance policies or renewals and invoices as it may receive with respect to the Mortgage Loans to Purchaser or its designee within ten (10) Business Days of its receipt of the same, thereafter Seller shall exercise reasonable efforts to deliver such insurance policies or renewals and invoices as it may receive with respect to the Mortgage Loans to Purchaser or its designee within a reasonable time of its receipt of same.

(e)   For one (1) year after the Servicing Transfer Date, Seller shall deliver such tax bills as it may receive with respect to the Mortgage Loans to Purchaser or its designee within ten (10) Business Days of its receipt of the same, thereafter Seller shall exercise reasonable efforts to deliver such tax bills as it may receive with respect to the Mortgage Loans to Purchaser within a reasonable time of its receipt of same.

(f)   Seller shall be responsible for the initial recordation of all Assignments of Mortgage and all intervening assignments of mortgage, as applicable.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Seller and the Purchaser have caused their names to be signed hereto by their respective officers thereunto duly authorized as of the day and year first above written.

PURCHASER:

ANGEL OAK MORTGAGE FUND TRS

By: Angel Oak Capital Advisors LLC, not in its individual capacity but solely as Administrator

By: /s/ David Gordon
Name: David Gordon
Title: Chief Legal Officer – Private Strategies

SELLER:

ANGEL OAK MORTGAGE SOLUTIONS LLC

By: Angel Oak Lending, LLC, not in its individual capacity but solely as Manager

By: /s/ Ashlei McLeer
Name: Ashlei McAleer
Title: Chief Operating Officer

EXHIBIT A <u>CONTENTS OF MORTGAGE FILES</u>

With respect to each Mortgage Loan, the Mortgage File shall include each of the following items, unless otherwise disclosed to the Purchaser on the data tape, which shall be available for inspection by the Purchaser and which shall be delivered to the Purchaser or the Purchaser's Custodian:

(a)   Copies of the Mortgage Loan Documents.

(b)   Residential loan application.

(c)   Mortgage Loan closing statement.

(d)   Verification of employment and income, if required.

(e)   Verification of acceptable evidence of source and amount of down payment.

(f)   Credit report on Mortgagor, in a form acceptable to either Fannie Mae or Freddie Mac.

(g)   Residential appraisal report, AVM report, property condition report and any other property valuation documentation as required by the Underwriting Guidelines.

(h)   Photograph of the Mortgaged Property.

(i)   Survey of the Mortgaged Property, unless a survey is not required by the title insurer.

(j)   Copy of each instrument necessary to complete identification of any exception set forth in the exception schedule in the title policy, i.e., map or plat, restrictions, easements, homeowner association declarations, etc.

(k)   Copies of all required disclosure statements.

(l)   If applicable, termite report, structural engineer's report, water potability and septic certification.

(m)   Sales Contract, if applicable.

(n)   Each commitment letter related to the Mortgage Loan.

(o)   The related Form 1008 (underwriter transmittal form).

(p)   A copy of any hazard insurance policy, including any flood insurance policy, related to the Mortgaged Property, including the declaration pages related to any such insurance policy; and

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(q)   A copy of the certificate of occupancy for the related Mortgaged Property.

(r)   Evidence for each GSE Loan that it received a recommendation of Approve/Eligible from the related GSE.

(s)   A copy of the certificate evidencing the insurance or guarantee applicable to the Mortgage Loan issued by the by the applicable Agency or private mortgage insurer, as the case may be.

(t)   With respect to a Second Lien Mortgage, copies of the mortgage note billing statement or other related documents (as deemed acceptable by Purchaser in its sole reasonable judgment) for the first mortgage loan secured by the related Mortgaged Property utilized in underwriting the Mortgage Loan.

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EXHIBIT B

PURCHASE ADVICE AND RELEASE LETTER

[DATE]

Angel Oak Mortgage Fund TRS
c/o Angel Oak Capital Advisors, LLC 3344 Peachtree Road NE, Suite 1725
Atlanta, GA 30326 Attention: Operations

      Re: Loan purchase between Angel Oak Mortgage Fund TRS ("Purchaser") and Angel Oak Mortgage Solutions LLC ("Seller") pursuant to that certain Second Amended and Restated Mortgage Loan Purchase Agreement, dated as of November 29, 2023 (the "Purchase Agreement")

Ladies and Gentlemen:

      The Seller and the Purchaser hereby confirm that they have reached agreement on the purchase and sale, on a servicing released basis, of the Mortgage Loans described on Annex 1 attached hereto on the terms and conditions set forth in the Purchase Agreement (which terms and conditions are incorporated herein by this reference), as follows:

1.   The Purchase Price Percentage for each of the Mortgage Loans is [_%] [specified on <u>Annex 1</u>].

2.   The Cut-off Date is __, 20_.

3.   The Servicing Transfer Date is __, 20_, or as otherwise mutually agreed by the parties.

4.   The Servicing Fee Rate is 0% per annum.

5.   The Seller confirms to the Purchaser that the representations and warranties of the Seller set forth in Subsections 5.01 and 5.02 of the Purchase Agreement are true and correct with respect to the Seller and the Mortgage Loans listed on Annex 1 attached hereto and the related Mortgage Loan Schedule, each as of the Closing Date.

      Further, and effective immediately upon the receipt of an amount equal to or greater than the total purchase price of the loan due to Seller, as applicable, in the amount set forth in this Release Letter (the "Proceeds"), the Seller hereby releases any and all ownership interest, lien or security interest and assigns away title with respect to the Mortgage Loans referenced on Schedule A of this Release Letter (the "Mortgage Loans"), such release to be effective automatically

[PURCHASE ADVICE AND RELEASE LETTER]

without further action by any party upon such Seller(s) receipt of the Proceeds in full, in accordance with the wire instructions below in immediately available funds.

Note Date:	As per Schedule A for the Seller	Settle Date:	
Proceeds:			
Seller(s) Payment Instructions:		Buyer's Collateral Delivery Instructions: USB Private Certs c/o Angel Oak U.S. Bank National Association 1133 Rankin Street, Suite 100 St. Paul, MN 55116 Attention: Brooke Alsides	

[SIGNATURES TO FOLLOW]

[PURCHASE ADVICE AND RELEASE LETTER]

Very truly yours,

ANGEL OAK MORTGAGE SOLUTIONS LLC, as Seller

By: Angel Oak Lending, LLC, not in its individual capacity but solely as Manager

_____

Name: Title:

Approved by:

ANGEL OAK MORTGAGE FUND TRS, as Purchaser

By: Angel Oak Capital Advisors, LLC not in its individual capacity but solely as Administrator

_____

Name:
Title:

[PURCHASE ADVICE AND RELEASE LETTER – SIGNATURE PAGE]

<u>Annex 1</u> to
Purchase Advice and Release Letter
<u>FUNDING SCHEDULE</u>

: $ *Total*

Seller	Loan #	Borrower Last Name	Total Proceeds

[PURCHASE ADVICE AND RELEASE LETTER – ANNEX 1]

EXHIBIT C <u>MORTGAGE LOAN DOCUMENTS</u>

With respect to each Mortgage Loan, the Mortgage Loan Documents shall consist of the following:

(a) The original Mortgage Note evidencing a complete and unbroken chain of endorsements from the originator to the Seller to the last endorsee ("Last Endorsee") bearing all intervening endorsements, endorsed "Pay to the order of_, without recourse" and signed in the name of the Last Endorsee by an authorized officer. To the extent that there is no room on the face of the Mortgage Notes for endorsements, the endorsement may be contained on an allonge. If the Mortgage Loan was acquired by the Seller in a merger, the endorsement must be by "[Last Endorsee], successor by merger to [name of predecessor]". If the Mortgage Loan was acquired or originated by the Last Endorsee while doing business under another name, the endorsement must be by "[Last Endorsee], formerly known as [previous name]".

(b) The original of any guarantee executed in connection with the Mortgage Note

(c) The original Mortgage with evidence of recording thereon. If in connection with any Mortgage Loan, the Seller cannot deliver or cause to be delivered the original Mortgage with evidence of recording thereon because such public recording office retains the original recorded Mortgage, the Seller shall deliver or cause to be delivered to the Custodian, a photocopy of such Mortgage, together with a copy of such Mortgage certified by such public recording office to be a true and complete copy of the original recorded Mortgage.

(d) The originals of all assumption, modification, consolidation or extension agreements, if any, with evidence of recording thereon.

(e) Except with respect to each MERS Designated Mortgage Loan, an original Assignment of Mortgage for each Mortgage Loan, in form and substance acceptable for recording and shall be delivered in blank. If the Mortgage Loan was acquired by the Seller in a merger, the Assignment of Mortgage must be made by "[Seller], successor by merger to [name of predecessor]". If the Mortgage Loan was acquired or originated by the Seller while doing business under another name, the Assignment of Mortgage must be by "[Seller], formerly known as [previous name]".

(f) The originals of all intervening assignments of mortgage (if any) evidencing a complete and unbroken chain of assignment from the originator to the Seller (or MERS with respect to each MERS Designated Mortgage Loan) to the Last Endorsee with evidence of recording thereon, or if any such intervening assignment has not been returned from the applicable recording office or if such public recording office retains the original recorded assignments of mortgage, the Seller shall deliver or cause to be delivered to the Custodian, a photocopy of such intervening assignment, together with (i) in the case of a delay caused by the public recording office, an officer's certificate of the Seller (or certified by the title company, escrow agent, or closing attorney) stating that such intervening assignment of mortgage has been dispatched to the appropriate public recording office for recordation and that such original recorded intervening assignment of mortgage or a copy of such intervening assignment of mortgage certified by the appropriate public recording office to be a true and complete copy of the original recorded intervening assignment of mortgage will be promptly delivered to the Custodian upon receipt thereof by the Seller; or (ii) in the case of an intervening assignment where a public recording office retains the original recorded intervening assignment, a copy of such intervening assignment certified by such public recording office to be a true and complete copy of the original recorded intervening assignment.

(g)   For each First Mortgage Loan and Higher Balance Second Mortgage Loan, the original final mortgagee policy of title insurance or copy thereof or, in the event such original final title policy has not yet been issued, a certified true copy of the related policy binder or commitment for title certified to be true and complete by the title insurance company, in each case, including an Environmental Protection Agency Endorsement and, in the case of an ARM Mortgage Loan, a variable rate endorsement along with a statement by the title insurance company or closing attorney on such binder or commitment that the priority of the lien of the related Mortgage during the period between the date of the funding of the related Mortgage Loan and the date of the related title policy (which title policy shall be dated the date of recording of the related Mortgage) is insured.

(h)   For each Lower Balance Second Mortgage Loan, either a mortgagee policy of title insurance meeting the requirements of clause (g) above, or copies of the documents otherwise allowable under the applicable Underwriting Guidelines.

(i)   The original of any security agreement, chattel mortgage or equivalent document executed in connection with the Mortgage Loan.

(j)   The original of any applicable power of attorney with evidence of recording thereon.

EXHIBIT D <u>UNDERWRITING GUIDELINES</u>

EXHIBIT E

DATA FIELDS TO BE INCLUDED IN MORTGAGE LOAN SCHEDULE

[EXHIBIT E]

Exhibit 10.14

SECOND AMENDED AND RESTATED SERVICING AGREEMENT

Between

ANGEL OAK MORTGAGE FUND TRS
as Mortgage Servicing Rights Owner

and

SELECT PORTFOLIO SERVICING, INC.,
as Servicer

"RESIDENTIAL MORTGAGE LOANS"

Effective as of September 15, 2023

<h1 style="text-align:center">Table of Contents Page</h1>

Exhibits

Servicing Agreement

This Second Amended and Restated Servicing Agreement is dated as of September 15, 2023 (the "Agreement") by and between SELECT PORTFOLIO SERVICING, INC., as servicer (the "Servicer") and ANGEL OAK MORTGAGE FUND TRS, as Master Servicing Rights owner ("Angel Oak").

Recitals

WHEREAS, Angel Oak and Servicer previously executed a certain servicing agreement dated September 21, 2018 and a certain amended and restated servicing agreement dated August 1, 2019 (together, "Original Agreement"); and

WHEREAS, Angel Oak and Servicer desire to amend and restate the Original Agreement to reflect new agreements as between the parties; and

WHEREAS, Angel Oak is the owner of the mortgage servicing rights related to certain fixed and adjustable rate residential mortgage loans; and

WHEREAS, the Servicer is engaged in, among other things, the servicing and Servicing of residential mortgage loans; and

WHEREAS, Angel Oak desires to contract with the Servicer for the servicing of certain residential mortgage loans for which the related mortgage servicing rights are owned by Angel Oak and the Servicer desires to provide servicing for such mortgage loans.

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, and for other good and reasonable consideration, the receipt and adequacy of which is hereby acknowledged, Angel Oak and the Servicer hereby agree as follows:

ARTICLE I
Definitions

Section 1.01   Defined Terms

For purposes of this Agreement, the following capitalized terms, unless the context requires otherwise, shall have the respective meanings set forth below.

Accepted Servicing Practices means with respect to any Mortgage Loan, those mortgage servicing practices in accordance with the terms of the Mortgage Loans, Applicable Law, the terms of the Mortgage Note and Mortgage, which shall be consistent with the same standard of care, skill, prudence, and diligence with which Servicer services comparable mortgage loans in the jurisdiction where the related Mortgaged Property is located for its own or other portfolios of mortgage loans, giving due consideration to customary and usual standards of practice of prudent institutional mortgage loan servicers utilized with respect to mortgage loans comparable to the

Mortgage Loans and maximization of the timely recovery of principal and interest on the Mortgage Notes in the best interests of the related Investors.

Accounts means the Payment Clearing Account, the P & I Custodial Accounts and the T & I Escrow Accounts.

Acknowledgment Agreement means an acknowledgment agreement substantially in the form attached hereto as Exhibit D.

Agreement means this Second Amended and Restated Servicing Agreement and all written amendments hereof and supplements hereto.

Ancillary Income means all income derived from the Mortgage Loans, other than Servicing Fees, prepayment penalties, and mortgage interest. Ancillary Income includes, but is not limited to, Late Fees, fees received with respect to checks or bank drafts returned by the related bank for non-sufficient funds, investment income on the Accounts, assumption fees, optional insurance administration fees, and all other incidental fees and charges received with respect to Mortgage Loans.

Angel Oak means Angel Oak Mortgage Fund TRS, a Delaware Statutory Trust, as owner of the rights to service the Mortgage Loans, duly organized and existing under the laws of the State of Delaware, or its successor in interest or assigns or any successor to Angel Oak under this Agreement.

Applicable Law means all federal, state and local laws, including statutes, rules and regulations, interpretations and orders, and regulatory guidance of governmental bodies or regulatory agencies applicable to the origination, servicing, transfer, securitization or disposition of mortgage loans or any activity related thereto, and all applicable orders and decrees of all courts and arbitrators in proceedings or actions, legal and regulatory requirements (including all laws, statutes, rules, regulations and ordinances), the requirements of any governmental agency, board, commission, instrumentality and other governmental body or office, and judicial and administrative judgments, orders, stipulations, awards, writs and injunctions, applicable to the Servicer, the activities of the Servicer contemplated by this Agreement or the Mortgage Loans, including but not limited to the CFPB Mortgage Servicing Rules.

Appraisal Report means a report setting forth the fair market value of a Mortgaged Property as determined by a Qualified Appraiser. For appraisals conducted prior to the Transfer Date, such Appraisal Reports shall be in the form received by the Servicer, and for appraisals conducted subsequent to the Transfer Date, such Appraisal Reports shall be in a form indicating that the related appraisals have been conducted in accordance with the Uniform Standards of Professional Appraisal Practice.

Assignment of Mortgage means an assignment of the Mortgage, notice of transfer or equivalent instrument in recordable form, sufficient under the laws of the jurisdiction wherein the

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related Mortgaged Property is located to reflect the transfer of the Mortgage to the party indicated therein.

Beginning UPB means for the month in which the Mortgage Loan is transferred to the Servicer, the unpaid principal balance of the Mortgage Loan as of the Transfer Date, and for any other month, the unpaid principal balance of the Mortgage Loan as of the Determination Date of the previous month.

Boarding Date means, with respect to any Mortgage Loan, the date upon which such Mortgage Loan became subject to this Agreement.

Broker Price Opinion ("BPO") means an opinion of the fair market value of a Mortgaged Property given by a licensed real estate broker which generally includes at least three comparable sales and three comparable listings.

Business Day means any day other than (i) a Saturday or Sunday, or (ii) a day on which banking and savings and loan institutions in the States of Utah or Delaware are authorized or obligated by law to be closed.

Cash Proceeds means with respect to a Disposed Loan the total cash received by the Servicer upon Liquidation or REO Disposition.

CFPB means the Consumer Financial Protection Bureau or any successor thereto.

Commission means the United States Securities and Exchange Commission.

Condemnation Proceeds means all awards of settlements in respect of a Mortgaged Property, whether permanent or temporary, partial or entire, by exercise of the power of eminent domain or condemnation, to the extent the award of settlement is not required to be released to a Mortgagor in accordance with the terms of the related Mortgage Loan Documents.

Custodial Agreement means the custodial agreement between Angel Oak and the Custodian and identified by Angel Oak to the Servicer in writing.

Custodian means the entity which serves as the "Custodian" under the Custodial Agreement and which has been identified by Angel Oak to the Servicer in writing.

Delinquency or Delinquent means when all or part of the Monthly Payment and, where applicable, the Escrow Payment is not timely paid, using the MBA method of calculating delinquency; i.e. a loan would be considered delinquent if the payment had not been received by the end of the day immediately preceding the loan's next Due Date.

Depositor means the depositor with regard to a Securitization Transaction.

Determination Date means the last Business Day of each month.

Disposed Loan means a Mortgage Loan that has an unpaid principal balance of $0.00 as of a Determination Date and the Beginning UPB was greater than $0.00.

Due Date means the day of the month on which the Mortgagor's Monthly Payment and, where applicable, Escrow Payment is due as stated in the related Mortgage Note. The Due Date for all Mortgage Loans will be specified in the Mortgage Note.

Due Period means with respect to each Remittance Date, the period beginning on the second day of the month preceding the month of the Remittance Date, and ending on the first day of the month of the Remittance Date.

Eligible Investments means any one or more of the obligations and securities listed below which investment provides for a date of maturity not later than the Remittance Date in each month:

    a.   direct obligations of, or obligations fully guaranteed by, (i) the United States of America, or (ii) any agency or instrumentality of the United States of America, the obligations of which are backed by the full faith and credit of the United States of America;

    b.   federal funds, demand and time deposits in, certificates of deposits of, or bankers' acceptances issued by, any depository institution or trust company incorporated or organized under the laws of the United States of America or any state thereof and subject to supervision and examination by federal and/or state banking authorities, so long as at the time of such investment or contractual commitment providing for such investment the commercial paper or other short-term debt obligations of such depository institution or trust company (or, in the case of a depository institution or trust company which is a subsidiary of a holding company, the commercial paper or other short-term debt obligations of such holding company) are rated "P-1" by Moody's Investor Services, Inc. and "A-1" by Standard & Poor's Ratings Services, and the long-term debt obligations of such depository institution or trust company (or, in the case of a depository institution or trust company which is a subsidiary of a holding company, the long-term debt obligations of such holding company) are rated at least "Aa2" by Moody's Investor Services, Inc. and "AA" by Standard & Poor's Ratings Services; and

    c.   any other demand, money market or time deposit account or obligation, or interest- bearing or other security or investment, acceptable to Angel Oak.

Notwithstanding the foregoing, Eligible Investments shall not include "stripped securities" or any investments which contractually may return less than the unpaid principal balance therefor.

Escrow means all funds collected by the Servicer and to be held in one or more T & I Escrow Accounts to cover expenses of the Mortgagor required to be paid under the Mortgage to third parties, including, without limitation, (i) taxes, special assessments, water, sewer and other governmental impositions or charges that are or may become liens on the Mortgaged Property

4

prior to that of the Mortgage Loan, (ii) ground rents, and (iii) Hazard Insurance, Flood Insurance, and Private Mortgage Insurance and other insurance premiums.

Escrow Payments means with respect to any Mortgage Loan, all payments required to be escrowed by the Mortgagor with the mortgagee pursuant to the Mortgage or any other document.

Event of Default means any event set forth in <u>Section 9.01</u> hereof.

Fannie Mae means the entity formerly known as the Federal National Mortgage Association or any successor thereto.

Fannie Mae Guidelines means the guidelines contained in the Fannie Mae Servicing Guide pertaining to one-to-four-family, first or junior lien, conventional residential mortgage loans, and all supplements, amendments or additions thereto.

FHA means the Federal Housing Administration of the United States Department of Housing and Urban Development, or any successor thereto.

Flood Insurance or Flood Insurance Policy means an insurance policy insuring against loss or damage from flood hazards not typically covered within the scope of standard extended hazard coverage, together with all riders and endorsements thereto.

Freddie Mac means the corporation formerly known as the Federal Home Loan Mortgage Corporation or any successor thereto.

Freddie Mac Guidelines means the guidelines contained in the Freddie Mac Single-Family Seller/Servicer Guide and all supplements, amendments, or additions thereto.

Full Payoff means the amount required to satisfy in full the debt owed as related to a Mortgage Loan, which amount includes the unpaid principal balance, interest due on account and, to the extent permitted by applicable Requirements, any other funds to be collected at the time of payoff from the Mortgagor pursuant to the terms of such Mortgage Loan, such as recording fees, service fees, attorney fees, escrow advances, prepayment penalties and other costs as applicable.

Hazard Insurance or Hazard Insurance Policy means a fire casualty extended coverage insurance policy insuring against loss or damage from fire hazard, wind, liability and other risks covered within the scope of standard extended hazard coverage, together with all riders and endorsements thereto.

Insurance Policy means any insurance for a Mortgage Loan referred to in this Agreement, including any related Private Mortgage Insurance, Hazard Insurance, Flood Insurance, and Title Insurance, including all riders and endorsements thereto.

Insurance Proceeds means proceeds payable from an Insurance Policy.

Insurer means an insurance company that provides an Insurance Policy.

5

Internal Transfer means the transfer of a Mortgage Loan from an Investor to another Investor, including an affiliate of Angel Oak, where the ownership of the related servicing rights remains with Angel Oak and the servicing of the Mortgage Loan remains with the Servicer following the transfer of ownership.

Investor means, with respect to any Mortgage Loan, the owner of such Mortgage Loan, as communicated by Angel Oak to the Servicer in writing from time to time.

Late Fee means any fee paid by a Mortgagor as an additional payment in respect of Mortgagor's making payment later than the Due Date thereof, after application of any applicable grace period.

Limited Power of Attorney means the power of attorney or other documentation executed by Angel Oak or any related Investor, as applicable, which enables the Servicer to carry out its servicing duties under this Agreement, the form of which is attached hereto as Exhibit C.

Liquidation means application of a payment to a Mortgage Loan which results in the satisfaction in full of the lien of the Mortgage on any Mortgaged Property, whether through Full Payoff, Short Payoff, foreclosure, charge-off, condemnation, payment in full or otherwise.

Liquidation Proceeds means funds received in connection with a Liquidation of a Mortgage Loan.

Modification has the meaning set forth in Section 4.15 hereof.

Modification Agreement means a manually executed written instrument recorded in the appropriate jurisdiction evidencing a change in the interest rate or repayment terms of the Mortgage Loan.

Monthly Payment means the scheduled monthly payment of principal and interest due in the applicable month under the terms of the Mortgage Loan.

Months Serviced Proration is the number of months from the Transfer Date of a Mortgage Loan to the date on which servicing of the Mortgage Loan is transferred from the Servicer to a successor servicer divided by twelve (12) not to exceed 1.00. For example, if a Mortgage Loan was serviced for six (6) months the Months Serviced Proration is 0.50. If a Mortgage Loan was serviced for thirteen (13) months the Months Serviced Proration would be 1.00.

Mortgage means the mortgage, deed of trust, or other instrument securing a Mortgage Note, which creates a first priority or junior lien on an unsubordinated estate in fee simple in real property securing the Mortgage Note (or a first priority or junior lien on (i) in the case of a cooperative, the related shares of stock in the cooperative securing the Mortgage Note and (ii) in the case of a ground rent, the leasehold interest securing the Mortgage Note).

Mortgage Interest Rate means the annual rate of interest earned on a Mortgage Note.

Mortgage Loan means an individual mortgage loan which is the subject of this Agreement as a result of the fact that servicing with respect thereto is transferred to the Servicer pursuant to Section 2.01 hereof and which mortgage loan is included on the Mortgage Loan Schedule, and includes without limitation the Mortgage Loan Documents, the Monthly Payments, Principal Prepayments, Liquidation Proceeds, Condemnation Proceeds, Insurance Proceeds, REO Disposition Proceeds, Ancillary Income and all other rights, benefits, proceeds and obligations arising from or in connection with such Mortgage Loan. As applicable, "Mortgage Loan" shall be deemed to refer to the related REO Property.

Mortgage Loan Documents means all documents relating to a Mortgage Loan delivered to or to be delivered to the related Custodian pursuant to the related Custodial Agreement.

Mortgage Loan Schedule means a schedule of the Mortgage Loans prepared by Angel Oak setting forth the data fields listed on the Schedule of Data Field Requests set forth on Exhibit A-1 attached hereto, and identifying the related Investor(s).

Mortgage Note means the note or other instrument executed by a Mortgagor, and secured by a Mortgage, that evidences the indebtedness of a Mortgagor.

Mortgaged Property means the real property and improvements thereon securing repayment of the debt evidenced by a Mortgage Note (or (i) in the case of a cooperative, the related shares of stock in the cooperative securing repayment of the debt evidenced by a Mortgage Note and (ii) in the case of a ground rent, the leasehold interest and improvements on the related real property securing repayment of the debt evidenced by a Mortgage Note).

Mortgagor means any Person obligated to pay on a Mortgage Note other than Private Mortgage Insurers, including guarantors.

Nonrecoverable Advance means any Servicing Advance previously made or to be made in respect of a Mortgage Loan or REO Property as to which Servicer does not conclude, in its good faith reasonable business judgment, that such Servicing Advance would ultimately be recoverable from related late payments, REO Disposition Proceeds, Insurance Proceeds, Liquidation Proceeds or Condemnation Proceeds on such Mortgage Loan or REO Property.

P & I Custodial Account means the separate account or accounts created and maintained pursuant to Article VI hereof.

P&I Advance has the meaning set forth in Section 4.22(b)(6) hereof.

Paid-In-Full means with respect to a Mortgage Loan that the unpaid principal balance of such Mortgage Loan and all accrued interest thereon has been paid in full.

Payment Clearing Account has the meaning set forth in Section 6.01 hereof.

Person means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof.

Principal Prepayment means any payment or other recovery of principal on a Mortgage Loan which is received in advance of its scheduled Due Date and which is not accompanied by an amount of interest representing scheduled interest due on any date or dates in any month or months subsequent to the month of prepayment.

Private Mortgage Insurance or Private Mortgage Insurance Policy means insurance obtained from a Private Mortgage Insurer that insures the holder of the Mortgage Note against loss in the event the Mortgagor defaults under the Mortgage Note or the Mortgage, including all endorsements or riders thereto.

Private Mortgage Insurer means, with respect to any Mortgage Loan, the entity (if any) that has provided private mortgage insurance with respect to such Mortgage Loan.

Proprietary Information has the meaning set forth in Section 10.02 hereof.

Qualified Appraiser means with respect to each Mortgage Loan, an appraiser, duly appointed by the originator, who (i) had no interest, direct or indirect, in the Mortgaged Property or in any loan made on the security thereof, (ii) received no non-compensation benefit from, and whose compensation or flow of business is not affected by the approval or disapproval of the related Mortgage Loan, (iii) both the appraiser and the appraisal made by such appraiser satisfied the requirements of Fannie Mae or Freddie Mac and the requirements of Title XI of FIRREA and the regulations promulgated thereunder, all as in effect on the date the Mortgage Loan was originated and (iv) the selection of whom was made independently of the broker (where applicable) and the originator's loan sales and loan production personnel.

Qualified Depository has the meaning set forth in Section 6.02 hereof.

Qualified Insurer means an insurance company duly qualified as such under the laws of the state in which the related Mortgaged Property is located, duly authorized and licensed in such state to transact the applicable insurance business and to write the insurance provided by the insurance policy issued by it, and approved as an insurer by Fannie Mae and Freddie Mac.

Reconstitution means any Securitization Transaction or Whole Loan Transfer.

Regulation AB means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended or superseded from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (Jan. 7, 2005)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

Remittance Date means the tenth (10th) Business Day of each month.

REO Disposition means the final sale by the Servicer of any REO Property.

REO Disposition Proceeds means all amounts received with respect to an REO Disposition.

REO Property means a Mortgaged Property acquired by the Servicer on behalf of Angel Oak through foreclosure or by deed in lieu of foreclosure.

Repayment Plan has the meaning set forth in Section 4.14 hereof.

Requirements means all servicing requirements as set forth by Angel Oak on Exhibit H with regard to the servicing of the Mortgage Loans.

Securitization Transaction means any transaction involving any of (1) a sale or other transfer of some or all of the Mortgage Loans directly or indirectly by the related Investor to an issuing entity in connection with an issuance of publicly offered or privately placed, rated or unrated mortgage-backed securities, (2) an issuance of publicly offered or privately placed, rated or unrated securities, the payments on which are determined primarily by reference to one or more portfolios of residential mortgage loans consisting, in whole or in part, of some or all of the Mortgage Loans, (3) the creation of participation interests in some or all of the Mortgage Loans or (4) any similar transaction.

Servicing Advances means all customary, reasonable and necessary out-of-pocket costs and expenses incurred by the Servicer in the performance of its servicing obligations in accordance with this Agreement, including, but not limited to, (i) the cost of the preservation, restoration and protection of the Mortgaged Property, (ii) the cost of any enforcement or judicial proceedings, including foreclosures, (iii) the cost of the liquidation of the REO Property, (iv) the cost of T & I Advances, (v) the cost of obtaining Broker Price Opinions; and (vi) the cost of locating any documents missing from the Mortgage Loan Documents.

Servicing Criteria means the "servicing criteria" set forth in Item 1122(d) of Regulation AB applicable to mortgage loan servicers.

Servicer means Select Portfolio Servicing, Inc., a corporation duly organized and existing under the laws of the State of Utah, or its successor in interest or assigns or any successor to the Servicer under this Agreement.

Servicing Fees shall have the meaning set forth in Exhibit G hereof.

Servicing File means the applicable documents identified in Section 4.06 pertaining to a particular Mortgage Loan, and the computer files, data disks, books, records, data tapes, notes and additional documents generated in the course of servicing the Mortgage Loan, in paper, microfiche, microfilm, magnetic or electronic form, except for the originals of the Mortgage Loan Documents to be held by the Custodian.

Servicing Officer means any officer of the Servicer involved in, or responsible for, the administration and servicing of Mortgage Loans, whose name and specimen signature appear on a list of servicing officers furnished by the Servicer to Angel Oak on the initial Transfer Date, as such list may from time to time be amended.

Servicing Transfer Procedures means the procedures for effecting servicing transfers as set forth on Exhibit B attached hereto.

Short Payoff means the amount received under an arrangement entered into with a Mortgagor whereby the Servicer or Angel Oak, as applicable, allows the Mortgagor (i) to pay off the Mortgage Loan for less than the outstanding balance owed by the Mortgagor on the Mortgage Loan in complete satisfaction of the Mortgagor's obligation under the Mortgage Loan, or (ii) to sell the Mortgaged Property to a third party at less than the outstanding balance owed by the Mortgagor on the Mortgage Loan.

Side Letter means that certain side letter between Angel Oak and Servicer dated April 1, 2023.

SOFR means, with respect to any date (1) the Secured Overnight Financing Rate published for such date as such rate appears on the Federal Reserve Bank of New York's Website a 3:00 p.m. (New York time) on the immediately following U.S. Government Securities Business Day; (2) if the rate specified in (1) does not so appear, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the Federal Reserve Bank of New York's Website.

T & I Advance has the meaning set forth in Section 4.12 hereof.

T & I Escrow Account means the separate account or accounts defined in Section 6.01 and operated and maintained pursuant to Article VI hereof.

Tax and Insurance Reserve means an accounting maintained by the Servicer for tracking a Mortgagor's Escrow Payments and Insurance Proceeds.

Title Insurance or Title Insurance Policy means an American Land Title Association (ALTA) mortgage loan title policy form 1970, or other form of lender's title insurance policy, including all riders and endorsements thereto, insuring that the Mortgage constitutes a valid lien of specified priority on the Mortgaged Property.

Transfer Date means with respect to any Mortgage Loan, the date on which the servicing function with respect to such Mortgage Loan is transferred from Angel Oak or a predecessor servicer to the Servicer in accordance with the terms of this Agreement.

Trustee means the trustee with regard to a Securitization Transaction.

Whole Loan Transfer means any sale or transfer by the related Investor of some or all of the Mortgage Loans, other than a Securitization Transaction.

ARTICLE II

Engagement of Servicer Section

2.01 Servicing; Possession of Servicing Files

a.   Angel Oak shall, from time to time, transfer the Servicing of certain Mortgage Loans to the Servicer. The procedures for effecting such transfer shall be as set forth on the Servicing Transfer Procedures schedule attached hereto as <u>Exhibit B</u>. With regard to single Mortgage Loan deliveries ("Flow Deliveries"), Angel Oak shall provide Mortgage Loan information along with an Acknowledgement Agreement to the Servicer on a weekly basis, and Servicer shall begin to service each such Flow Delivery on the date set forth in the respective Acknowledgement Agreement. With regard to Mortgage Loans that Angel Oak purchases on an aggregate basis ("Bulk Deliveries"), Angel Oak shall give the Servicer written notice of each Bulk Delivery a minimum of thirty (30) days prior to each Transfer Date. Five (5) Business Days prior to each Bulk Delivery Transfer Date, Angel Oak shall deliver to the Servicer a schedule of the Mortgage Loans being transferred to the Servicer pursuant to this Agreement, which schedule shall, upon acceptance by the Servicer pursuant to an Acknowledgment Agreement in the form attached hereto as <u>Exhibit D</u>, be deemed an amendment to the Mortgage Loan Schedule and shall be appended hereto. On the initial Bulk Delivery Transfer Date Angel Oak shall deliver twenty (20) original Limited Powers of Attorney to the Servicer for Angel Oak and any related Investor, as applicable and the Servicer shall deliver a list of its Servicing Officers to Angel Oak.

b.   On each Transfer Date, Angel Oak shall pay all amounts due any prior servicer, if any, and shall deliver or cause its agents to deliver to Servicer all positive and negative escrow balances, suspense balances, restricted escrow and other cash balances that exist in connection with the Mortgage Loans without offset or netting of any such negative balances. In the event the Servicer for any reason advances any amounts in connection with the transfer of servicing of any Mortgage Loans, the Servicer shall be reimbursed any such amounts as Servicing Advances pursuant to <u>Section 6.03(b)(i)</u> hereof.

c.   The Servicer shall service the Mortgage Loans as provided herein commencing on the related Transfer Dates. All servicing shall be conducted in the name of the Servicer as servicing agent for Angel Oak or any related Investor, if applicable; <u>provided</u>, <u>however</u>, that the Servicer shall conduct any foreclosure proceedings in the name of the applicable Investor and may complete and record any related Assignment of Mortgage in that name. The Servicer may enter into a servicing arrangement for servicing and administration of Mortgage Loans with any subsidiary or affiliate of the Servicer if such subsidiary is in compliance with the laws of the state necessary to enable it to perform its obligations under such servicing arrangement. Any servicing arrangement shall be consistent with and not violate the provisions of this Agreement and shall not constitute a "mortgage servicing transfer" within the meaning of Section 6 of the Real Estate Settlement

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Procedures Act, 12 U.S.C. Section2605, ("RESPA") without prior written approval of Angel Oak. The Servicer shall remain responsible for its obligations under this Agreement notwithstanding any such servicing arrangement.

d. On behalf of Angel Oak and any related Investors, the Servicer may sue to enforce or collect on any of the Mortgage Loans or any Insurance Policy covering a Mortgage Loan, in its own name if possible, or as agent of Angel Oak and any related Investors pursuant to the Limited Power of Attorney. If the Servicer commences a legal proceeding to enforce a Mortgage Loan or any such Insurance Policy, Angel Oak and any related Investors shall thereupon be deemed to have automatically assigned the Mortgage Loan or the rights under such Insurance Policy to the Servicer for purposes of collection only. Angel Oak shall cooperate with Servicer and take reasonable action upon Servicer's request to enable Servicer to perform its duties and obligations pursuant to this subsection (d).

e. The Servicer shall hold each Servicing File and any Mortgage Loan Documents that may come into its possession in trust for the benefit of Angel Oak and any related Investor. The Servicer's possession of Servicing Files and any Mortgage Loan Documents shall be for the sole purpose of facilitating the Servicing of the related Mortgage Loan pursuant to this Agreement, and the ownership of the Servicing Files and Mortgage Loan Documents shall remain vested in Angel Oak or any related Investor. All records and documents with respect to the related Mortgage Loan prepared by or which come into the possession of the Servicer shall become part of the Servicing Files, except for the Mortgage Loan Documents which shall be returned to the Custodian as set forth in Section 2.03.

f. The portion of each Servicing File retained by the Servicer pursuant to this Agreement shall be appropriately marked to reflect the ownership of the related Mortgage Loan by Angel Oak or any related Investor.

Section 2.02   Books and Records

Unless otherwise specifically agreed by Angel Oak, record title to each Mortgage Loan Document, including but not limited to the Mortgage and the related Mortgage Note shall remain
(i) in the name of the related Investor, or (ii) in a name designated by Angel Oak on behalf of such Investor. All rights arising out of each Mortgage Loan shall be vested in Angel Oak and the related Investor and the Servicer shall not assert any contrary interest therein.

Section 2.03   Custodial Agreement

a. Angel Oak shall deliver and release or cause to be delivered and released to the Custodian, on or prior to each Transfer Date, those Mortgage Loan Documents, or copies thereof, as provided by the Custodial Agreement with respect to each Mortgage Loan.

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b.   The Servicer shall forward to the Custodian original documents evidencing any assumption, modification, consolidation or extension of any Mortgage Loan entered into in accordance with this Agreement within ten (10) Business Days of the Servicer's receipt of an executed copy of such document, provided, however, that the Servicer shall provide the Custodian with a certified true copy of any such document submitted for recordation within ten (10) Business Days of submission, and shall provide the original of any document submitted for recordation or a copy of such document certified by the appropriate public recording office to be a true and complete copy of the original within ten (10) Business Days of receipt by Servicer of the original recorded document. The Servicer shall submit any document that is required to be recorded in compliance with Applicable Law.

c.   All Mortgage Loan Documents released by the Custodian to the Subservicer shall be held by the Servicer or the Servicer's authorized representative, as applicable, as bailee for the benefit of Angel Oak and the related Investor, until such Mortgage Loan Documents are returned to the Custodian. The Servicer shall promptly return the related Mortgage Loan Documents to the Custodian when the need therefor by the Servicer no longer exists unless the Mortgage Loan has been liquidated and the Liquidation Proceeds relating to the Mortgage Loan have been deposited in the P&I Custodial Account and the T&I Custodial Account, as applicable. Upon the Liquidation of any Mortgage Loan (including any liquidation of such Mortgage Loan through foreclosure or otherwise) or from time to time and as appropriate in the servicing of any Mortgage Loan the Servicer shall promptly request the release of Mortgage Loan Documents in the manner set forth by the terms of the Custodial Agreement.

Section 2.04   Limitation on Scope of Servicing Obligation.

The Servicer shall not be under any obligation to appear in, prosecute or defend any legal action that (i) is not incidental to its duties to service the Mortgage Loans in accordance with this Agreement, (ii) may involve allegations against Angel Oak, any related Investor, or prior owners or servicers of the Mortgage Loan, and (iii) in Servicer's counsel's opinion may involve it in any expenses or liability, for which Servicer will not be indemnified; provided, however, that the Servicer (a) shall provide prompt written notice to Angel Oak and the related Investor with regard to such legal action and (b) may, following notice to and unless otherwise directed by Angel Oak, undertake any such action that it may deem necessary or desirable in respect to this Agreement and the rights and duties of the parties hereto. In such event, the reasonable legal expenses and costs of such action and any liability resulting therefrom shall be expenses, costs and liabilities for which Angel Oak and the related Investors will be liable and, Angel Oak agrees to reimburse the Servicer for any such reasonable expenses, costs and liabilities, unless due to the negligence or willful misconduct of the Subservicer.

ARTICLE III
Representations, Warranties and Agreements

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Section 3.01   Representations, Warranties and Agreements of the Servicer

The Servicer, as a condition to the consummation of the transactions contemplated hereby, makes the following representations and warranties to Angel Oak as of the date hereof and as of each Transfer Date:

a.   **Due Organization and Authority**. The Servicer is a corporation duly organized, validly existing and in good standing under the laws of the state of Utah and has the full corporate power and authority to execute, deliver and perform this Agreement; the execution, delivery and performance of this Agreement by the Servicer and the consummation of the transactions contemplated hereby have been duly and validly authorized and Servicer has duly executed and delivered this Agreement; this Agreement evidences the valid, binding and enforceable obligation of the Servicer except as limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally or general equitable principles and all requisite corporate action has been taken by the Servicer to make this Agreement valid and binding upon the Servicer in accordance with its terms;

b.   **Ordinary Course of Business**. The consummation of the transactions contemplated by this Agreement is in the ordinary course of business of the Servicer;

c.   **No Conflicts**. The execution, delivery and performance of this Agreement by the Servicer will not: (i) conflict with or result in a material breach of any of the terms, conditions or provisions of the Servicer's charter or by-laws or any agreement or instrument to which the Servicer is now a party or by which it is bound, or (ii) result in the material violation of any law, rule, regulation, order, judgment or decree to which the Servicer or its property is subject, which violations would have a material adverse effect on the Servicer's ability to perform its obligations hereunder;

d.   **Ability to Perform**. The Servicer does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement;

e.   **No Litigation Pending**. There is no action, suit, proceeding or investigation pending or, to the Servicer's knowledge, threatened against the Servicer which, either in any one instance or in the aggregate, is reasonably likely to result in any material adverse change in the business, operations, financial condition, properties or assets of the Servicer, or in any material impairment of the right or ability of the Servicer to carry on its business substantially as now conducted, or in any material liability on the part of the Servicer, or which would draw into question the validity of this Agreement or of any action taken or to be taken in connection with the obligations of the Servicer contemplated herein, or which would be likely to impair materially the ability of the Servicer to perform under the terms of this Agreement;

f.   **No Consent Required**. No material consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Servicer of, or compliance by the Servicer with, this Agreement, or if required, such consent, approval, authorization or order has been obtained prior to the date of this Agreement and remains in full force and effect;

g.   **Qualifications**. The Servicer is an FHA non-supervised mortgagee, an approved Fannie Mae seller/servicer and an approved Freddie Mac servicer; and

h.   **Compliance**. The Servicer has all requisite licenses, permits and approvals to perform its obligations hereunder in each jurisdiction in which any Mortgaged Property is located, except where the failure to possess any such license, permit or approval would not materially and adversely affect the enforceability of the related Mortgage Note or Mortgage.

i.   **Privacy**. The Servicer agrees and acknowledges that as to all nonpublic personal information received or obtained by it with respect to any Mortgagor: (i) such information is and shall be held by it in accordance with all Applicable Law, including but not limited to the privacy provisions of the Gramm-Leach-Bliley Act, 15 U.S.C. § 6801 et seq. and its implementing regulations; and (ii) it is hereby prohibited from disclosing or using any such information other than to carry out the express provisions of this Agreement, or as otherwise permitted by Applicable Law.

Section 3.02 Angel Oak's Representations and Warranties with respect to Corporate Matters.

Angel Oak, as a condition to the consummation of the transactions contemplated hereby, makes the following representations and warranties to the Servicer as of the date hereof and as of each Transfer Date:

a.   **Due Organization and Authority**. Angel Oak is a statutory trust duly organized, validly existing and in good standing under the laws of the State of Delaware; Angel Oak has the full power and authority to execute, deliver and perform this Agreement; the execution, delivery and performance of this Agreement by Angel Oak and the consummation of the transactions contemplated hereby have been duly and validly authorized and Angel Oak has duly executed and delivered this Agreement; this Agreement evidences the valid, binding and enforceable obligation of Angel Oak except as limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally or general equitable principles; and all requisite action has been taken by Angel Oak to make this Agreement valid and binding upon Angel Oak in accordance with its terms;

b.   **Ordinary Course of Business**. The consummation of the transactions contemplated by this Agreement is in the ordinary course of business of Angel Oak;

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c.   **No Conflicts**. The execution, delivery and performance of this Agreement by Angel Oak will not: (i) conflict with or result in a material breach of any of the terms, conditions or provisions of Angel Oak's organizational documents or any agreement or instrument to which Angel Oak is now a party or by which it is bound, or (ii) result in the material violation of any law, rule, regulation, order, judgment or decree to which Angel Oak or its property is subject, which violations would have a material adverse effect on Angel Oak's ability to perform its obligations hereunder or impair the value of the Mortgage Loans;

d.   **Ability to Perform**. Angel Oak does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement;

e.   **No Litigation Pending**. There is no material action, suit, proceeding or investigation pending or, to Angel Oak's knowledge, threatened against Angel Oak or any related Investor that, either in any one instance or in the aggregate, would draw into question the validity of this Agreement or of any action taken or to be taken in connection with the obligations of Angel Oak contemplated herein, or which would be likely to impair materially the ability of Angel Oak to perform under the terms of this Agreement; and

f.   **No Consent Required**. No material consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by Angel Oak of or compliance by Angel Oak with this Agreement, or if required, such approval has been obtained prior to the date of this Agreement.

Section 3.03 Angel Oak's Representations and Warranties with respect to the Mortgage Loans

Angel Oak, as a condition to the consummation of the transactions contemplated hereby, makes the following representations and warranties to the Servicer as of the date hereof and as of each Transfer Date:

a.   **Ownership**. As of the Transfer Date the related Investors are the sole owners and holders of the Mortgage Loans and Angel Oak is the sole owner and holder of the servicing rights related thereto. The servicing responsibilities contracted for as of the Transfer Date have not been assigned or pledged, and Angel Oak has good and marketable interest therein, and has full right to transfer the servicing responsibilities to the Servicer free and clear of any encumbrance, equity, interest, lien, pledge, charge, claim or security interest, and has full right and authority subject to no interest, or agreement with, any other party (other than any notice required by law, regulation or otherwise, to be delivered to the Mortgagors) to assign the servicing responsibilities pursuant to this Agreement. Upon execution of this Agreement by the parties, no right, title, and interest in and to the servicing rights arising from or in connection with the Mortgage Loans shall transfer to the Servicer. Notwithstanding the foregoing representations made in this subsection, certain of the Mortgage Loans may be subject to a pledge or other security interest created by the related

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Investor in connection with standard mortgage industry warehouse credit facility arrangements, and Angel Oak does not have any reason to believe that any such pledges or security interests will interfere with the Servicer's rights or obligations under this Agreement.

b. **Compliance; Enforceability**. To Angel Oak's knowledge, and except as previously disclosed to the Servicer in writing: (i) Angel Oak, the related Investors, and each other originator or servicer, as applicable, have complied with all Applicable Laws, the related Mortgage Note and Mortgage and any applicable Insurance Policy with respect to the processing, origination and servicing of each Mortgage Loan, (iii) each Mortgage Loan is evidenced by a Mortgage Note and is duly secured by a Mortgage, in each case on such forms and with such terms as comply with all applicable Requirements, (iv) each Mortgage Note and Mortgage is genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting generally the enforcement of creditor's rights and the discretion of a court to grant specific performance, (v) all parties to each Mortgage Note and Mortgage had legal capacity to execute the Mortgage note and Mortgage and each Mortgage Note and Mortgage was properly executed by such parties, (vi) none of the Mortgage Loans are classified as a "high cost mortgage" loan under the Home Ownership and Equity Protection Act of 1994 or a "high cost home", "covered", "high cost", "high risk home" or "predatory" loan under any other applicable state, federal or local law, and

(vii) no Mortgage Loan is subject to any rights of rescission, set-off, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the Mortgage Note or Mortgage, or the exercise of any right thereunder, render either the Mortgage Note or Mortgage unenforceable by the related Investor, Angel Oak or the Servicer, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, counterclaim, or defense has been asserted with respect thereto. Without limiting the foregoing, but in each case to the knowledge of Angel Oak, (x) each Mortgage Loan has been originated with, and the related Mortgage Note and/or Mortgage contains, a Late Fee provision that fully complies with all applicable Requirements and that is fully enforceable by Servicer against the Mortgagor and (y) in the event that a Mortgage Loan was originated with a prepayment penalty provision, the provision fully complies with all applicable Requirements and is fully enforceable by Servicer against the Mortgagor. Angel Oak and the related Investors, and to Angel Oak's knowledge, each other originator or servicer, as applicable, was qualified to do business, and had all requisite licenses, permits and approvals, in the jurisdictions in which each applicable Mortgaged Property is located, except where the failure to possess such qualifications, licenses, permits and approvals would not materially and adversely affect the enforceability of the Mortgage Note or Mortgage by Servicer.

c. **Servicing Files and Related Materials**. To Angel Oak's knowledge, the Servicing Files provided to the Servicer by or on behalf of Angel Oak and its agent, if applicable, shall, except with regard to the Mortgage Loan Documents held by the Custodian, contain all documents, instruments and information necessary to service the

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Mortgage Loans in accordance with the applicable Requirements, the Mortgage Note and the Mortgage. To Angel Oak's knowledge, each Mortgage Loan Document provided to the Servicer by or on behalf of Angel Oak and its agent, if applicable, is the original or a true and accurate copy of the document or instrument. To Angel Oak's knowledge, all information relating to a Mortgage Loan provided to Servicer by or on behalf of Angel Oak and its agent, if applicable, including without limitation any data tapes or similar media, is true and accurate in all material respects and may be relied upon by the Servicer in connection with the servicing of the Mortgage Loans.

d. **Mortgaged Property**. With respect to any Mortgaged Property, to Angel Oak's knowledge and except as previously disclosed to the Servicer in writing, the related Mortgagor is not in and has not been in violation of, no Investor or prior owner of such property was in violation of, and the property does not violate any standards under, applicable statutes, ordinances, rules, regulations, orders or decisions relating to pollution, protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata and natural resources), including without limitation, applicable statutes, ordinances, rules, regulations, orders or decisions relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls and lead and lead- containing materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of such items.

e. **Prepayment Penalties**. To Angel Oak's knowledge, the data fields relating to prepayment penalties listed on Exhibit A attached hereto are complete, true and accurate and can be relied on by the Servicer in the calculation of prepayment penalties. The Servicer shall have no liability to Angel Oak or any related Investor for any loss resulting from a miscalculation of prepayment penalties due to the Servicer's reliance on the data provided by Angel Oak.

ARTICLE IV

Servicing of the Mortgage Loans Section

4.01 Standard and Scope of Service

On and after each Transfer Date the Servicer shall service the Mortgage Loans in accordance with this Agreement, the Requirements and the Accepted Servicing Practices. In the case of conflict between the Requirements and the terms contained in this Article IV, the Servicer shall service the loans in accordance with the Requirements, but, notwithstanding anything to the contrary herein, in all cases in accordance with Applicable Law. The Servicer shall make all Servicing Advances as required by this Agreement. The Servicer shall not be required to take any action with respect to a Mortgage Loan if it determines in good faith that the action is not permitted by Applicable Law, any related Insurance Policy or the Mortgage Note or Mortgage; provided, however, that the Servicer shall be entitled to assume that the Mortgage Note and Mortgage may be enforced in accordance with their respective terms. Angel Oak shall not direct the Servicer to

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take any action if the taking of such action would not be permitted under Applicable Law or the Mortgage Note or Mortgage.

Section 4.02   Authority of the Servicer; Delinquencies

a.   The Servicer shall have the full power and authority acting alone to do or cause to be done any and all things in connection with the servicing and administration of the Mortgage Loans consistent with the terms of this Agreement.

b.   The Servicer is hereby authorized and empowered, subject to the terms of this Agreement, to execute and deliver on behalf of Angel Oak and the Investors, all instruments of satisfaction or cancellation, or of partial or full release, discharge and all other comparable instruments, with respect to the Mortgage Loans and with respect to the Mortgaged Properties. Angel Oak shall furnish the Servicer with Limited Powers of Attorney from Angel Oak and the related Investors, and other documents necessary or appropriate, as specified by Servicer, to enable the Servicer to carry out its servicing and administrative duties under this Agreement.

c.   The Servicer will conduct its activities hereunder with the goal of curing any Delinquencies in a commercially reasonable manner. The Servicer's initial discussions with the Mortgagor will cover the cause of the Delinquency and the time frame in which the Mortgagor believes the Delinquency will be cured. The Servicer will, at its sole discretion, use notices, letters, telegrams, telephone calls, face-to-face contact and other responsible collection techniques employed by prudent mortgage loan servicers to attempt to cure the Delinquency and will maintain collection records on all contacts with the Mortgagor. Subject to applicable Requirements, the Servicer shall have the right, at its sole discretion and without the approval of Angel Oak, to:

(i)   determine the timing, manner and amount of contact the Servicer makes with the Mortgagors;

(ii)   subject to the conditions set forth in Section 4.14 hereof, negotiate with any Mortgagor a Repayment Plan; and

(iii)   determine the timing of any notice of intent to foreclose, posting of an account for foreclosure, commencement of foreclosure proceedings or the filing of any documents in connection therewith; provided, however, that the Servicer shall follow Accepted Servicing Practices.

Section 4.03   Collection of Mortgage Loan Payments

Continuously from each Transfer Date, the Servicer shall use reasonable efforts to collect all payments due under each of the related Mortgage Loans and shall ascertain and estimate Escrow Payments and all other charges that will become due and payable with respect to the Mortgage Loans and each related Mortgaged Property.

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Section 4.04   Notification of Adjustments

With respect to each adjustable rate Mortgage Loan, the Servicer shall adjust the Mortgage Interest Rate on the related interest rate adjustment date and shall adjust the Monthly Payment on the related mortgage payment adjustment date, if applicable, in compliance with the applicable Requirements and the related Mortgage and Mortgage Note. The Servicer shall execute and deliver any and all necessary notices required under applicable law and the terms of the related Mortgage Note and Mortgage regarding the Mortgage Interest Rate and Monthly Payment adjustments. The Servicer shall promptly upon Angel Oak's reasonable written request, deliver to Angel Oak such notifications and any additional applicable data regarding such adjustments and the methods used to calculate and implement such adjustments.

Section 4.05   Duties the Servicer May Delegate

a.   In the ordinary course of business, the Servicer at any time may delegate any of its duties hereunder (including, without limitation, duties relating to the tracking of tax payments and flood insurance and the listing of REO Properties) to any Person, including any of its affiliates, who agrees to conduct such duties in accordance with the servicing standard set forth in Section 4.01 and pursuant to the terms of this Section 4.05. The Servicer shall not delegate the majority of the servicing responsibilities with respect to the Mortgage Loans to any servicer without the written consent of Angel Oak, and, in all cases, the Servicer shall remain responsible to the related Investors and Angel Oak for the performance of all of the duties required by this Agreement.

b.   The Servicer shall use reasonable efforts to ensure that each such Person retained to provide any of the delegated services is fully licensed and holds all required governmental licenses, franchises, certificates, and permits necessary to provide, and that such Person is reputable and capable of providing the services for which such Person is retained. Any such Person shall be retained solely for the Servicer's account and at the Servicer's sole expense subject to the right of reimbursement as Servicing Advances pursuant to this Agreement. The Servicer shall remain liable to Angel Oak and the related Investors, and their respective successors and assigns for the actions or inactions of such delegates and the performance or non-performance of the Servicer's duties and obligations under this Agreement, notwithstanding the delegation of any servicing function pursuant to this Section 4.05.

Section 4.06   Servicing Files

a.   Each Servicing File maintained by the Servicer for each Mortgage Loan shall be clearly identified and marked to reflect Angel Oak's or related Investor's ownership of the related Mortgage Loan, shall be kept by Servicer as bailee for the sole benefit of Angel Oak and the related Investor, in conformance with applicable Requirements and Accepted Servicing Practices, and shall contain copies of the following items, to the extent received by the Servicer upon the Servicer's request from Angel Oak or its agent:

(i)   the Mortgage Note bearing all intervening endorsements, endorsed "Pay to the order of [insert related Investor], without recourse"; or in blank and signed in the name of the previous endorsee by an authorized officer;

(ii)   the Mortgage, with evidence of recording thereon;

(iii)   all assumption, modification, consolidation or extension agreements, with evidence of recording thereof;

(iv)   evidence (which may be a certificate of insurance) of all insurance required by such Mortgage;

(v)   the Title Insurance Policy;

(vi)   all intervening Assignments of Mortgage with evidence of recording thereof; and

(vii)   any other material documents.

b.   Notwithstanding any provision herein to the contrary, blanket insurance policies may be kept by the Servicer in a separate blanket file and need not be included in each Servicing File.

c.   Each Servicing File shall also contain the following documents or photocopies thereof, to the extent received by the Servicer in connection with the Servicer's duties under this Agreement:

(i)   the Appraisal Report made at the time the Mortgage Loan was originated;

(ii)   the settlement statement for the purchase and financing or refinancing of the Mortgaged Property under the Mortgage Note and Mortgage;

(iii)   the originals of any tax service contract;

(iv)   documentation relating to modifications to the original Mortgage Loan documents;

(v)   documentation relating to any releases of any collateral supporting the Mortgage Loan;

(vi)   collection letters or form notices sent to the Mortgagor, but only if the Servicer does not maintain collection files;

(vii)   foreclosure correspondence and legal notifications, if applicable;

(viii)   water and irrigation company stock certificates, if applicable;

(ix)   the loan application, any credit reports, verification of employment, verification of any deposit, and tax returns;

(x)   the originals of all RESPA and Truth in Lending Act disclosure statements executed by the Mortgagor; and

(xi)   all other documents that are prepared by the Servicer in performing its duties under this Agreement or other such documents which are customarily maintained in a Mortgage Loan file in order to properly service a Mortgage Loan.

d.   Except with regard to the Mortgage Loan Documents held by the Servicer pursuant to the terms of Section 2.03, the Servicer will promptly deliver to the Custodian any original Mortgage Loan Document that comes into the Servicer's possession and shall retain a copy of any such Mortgage Loan Document in its Servicing File.

Section 4.07   Microfilmed Records

The Servicer may duplicate or image the Servicing Files on microfilm, microfiche, magnetic or electronic media but may not destroy originals or hard copies of the documents required to be maintained in Servicing Files without Angel Oak's prior consent.

Section 4.08   Enforcement of Due-On-Sale Clause; Assumption

a.   Upon the transfer of title to the Mortgaged Property, the Servicer shall enforce the due-on-sale clause on any Mortgage Loan and shall be entitled to assume that the Mortgage Note and Mortgage may be enforced in accordance with their respective terms, unless (i) the Servicer determines that the enforcement would not be permitted by the Applicable Law or the Requirements; (ii) a Mortgage Note assumption rider relates to the Mortgage Loan, or (iii) the applicable Insurer advises that the enforcement of the due- on-sale clause will jeopardize the Private Mortgage Insurance coverage, if any, on such Mortgage Loan. In all circumstances of an unapproved transfer initiated by the Mortgagor, the Servicer shall notify Angel Oak (which notice may be pursuant to the reports to Angel Oak required by this Agreement) and the Private Mortgage Insurer, if any, of such transfer and obtain written approval from the Private Mortgage Insurer before initiating enforcement proceedings.

b.   Notwithstanding the preceding paragraph, the Servicer may also in its discretion waive the due-on-sale clause on any Mortgage Loan and permit the assumption of such Mortgage Loan, if Angel Oak has approved of the assumption in advance, or if the assumption is allowed by law or by the terms of the Mortgage Loan Documents without Angel Oak's approval. Upon such approval and the execution by the new Mortgagor of an assumption agreement obligating the new Mortgagor to all of the terms of the related Mortgage Note and Mortgage, the Servicer may approve such assumption in accordance with Angel Oak's approval, the Requirements or the terms of the Mortgage Loan Documents as the case may be. Subsequent to the assumption, the new mortgagor shall be deemed to be Mortgagor under this Agreement. The Servicer shall notify Angel Oak of the completion of any approved assumption by the twentieth (20th) day of the month following the month of completion. The Servicer shall provide to Angel Oak or its designee the original assumption agreement.

c.   Subject to the terms of the Mortgage Note, Mortgage, and applicable Requirements, the Servicer may charge the related Mortgagor a reasonable and customary assumption fee and retain such fee as Ancillary Income.

Section 4.09 Insurance

a.   Subject to reimbursement under the terms of this Agreement, and subject to the applicable Requirements, the Mortgage Note and the Mortgage, the Servicer shall use reasonable efforts to ensure that each Mortgaged Property and REO Property is covered at all times by Hazard Insurance in an amount at least equal to the lesser of (a) the unpaid principal balance of the Mortgage Loan, or (b) 100% of the replacement value of the improvements on the Mortgaged Property (as indicated by the last known coverage amount for the Mortgaged Property). Subject to reimbursement under the terms of this Agreement, and subject to the applicable Requirements, the Mortgage Note and the Mortgage, the Servicer shall ensure that Flood Insurance is maintained on each Mortgaged Property and REO Property that is identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards; provided, however, that Flood Insurance, as described below, is available on commercially reasonable terms. The amount of the Flood Insurance policy must equal not less than the least of (i) the unpaid principal balance of the Mortgage Loan, (ii) the full insurable value of the Mortgaged Property (as indicated by the last known coverage amount for the Mortgaged Property), or (iii) the maximum amount of insurance available under the Flood Disaster Protection Act of 1973 for the property improvements (and not for the contents of the property). All Flood Insurance Policies shall be underwritten by a federal government agency or by an Insurer that satisfies Freddie Mac or Fannie Mae Guidelines regarding the rating of the Insurer or the guarantee of the Insurer's policies by the National Flood Insurance Program. Additionally, if a Mortgaged Property or REO Property that is not identified by the Federal Emergency Management Agency as having special flood hazards becomes so identified in the Federal Register, within a reasonable period of time after such identification the Servicer shall arrange for Flood Insurance to be obtained from a Qualified Insurer on the Mortgaged Property or REO Property in accordance with this Section 4.09.

b.   The Servicer shall prepare and present on behalf of Angel Oak and the related Investors all claims under the Insurance Policies and take such actions (including the negotiation, settlement, compromise or enforcement of the insured's claim) as shall be reasonably necessary to realize recovery under the Insurance Policies. Any proceeds disbursed to the Servicer in respect of such Insurance Policies shall be promptly deposited in the P & I Custodial Account or the applicable T & I Escrow Account, as appropriate.

Section 4.10   Insurance Notices

The Servicer shall arrange for all insurance drafts, notices, policies, invoices, and similar documents to be delivered directly to the Servicer, to the extent permitted under the Insurance Policies and applicable Requirements.

Section 4.11   Default by Insurer

If the Servicer knows that an Insurer under any applicable Hazard Insurance Policy or Flood Insurance Policy will, for any reason, be unable to pay a valid claim, the Servicer shall use commercially reasonable efforts to find a substitute Qualified Insurer. Notwithstanding any provision of this Agreement, the Servicer shall not be liable in any way for the financial inability of any Insurer under any Insurance Policy to pay a valid claim.

Section 4.12   Tax and Insurance Reserves; Tax Service

a.   All T & I Escrow Accounts shall be established and maintained in accordance with the Mortgage Loan Documents and applicable Requirements for the Mortgage Loans. The Servicer shall reflect in the Tax and Insurance Reserve the Escrow funds collected from the Mortgagor and deposited into the applicable T & I Escrow Account for the payment of real estate taxes, ground rents, estimated Private Mortgage Insurance, Hazard Insurance and, if applicable, Flood Insurance premiums, assessments and other charges. If Escrow funds are being collected when Angel Oak transfers servicing of the Mortgage Loan to the Servicer, the Servicer must establish a T & I Escrow Account (either a separate account or a subaccount) for such Mortgage Loan and continue to collect 1/12 of the yearly charge for Escrow with each Monthly Payment. The Servicer is solely responsible for the administration of each Mortgagor's T & I Escrow Account. If a Mortgagor's Escrow funds are insufficient to pay taxes, insurance premiums or other escrowed items, the Servicer shall advance to the T & I Escrow Account from its own funds an amount (a "T & I Advance") sufficient to cover the shortage and reflect such advance in the Mortgagor's Tax and Insurance Reserve. Whenever possible, these T & I Advances shall be recovered from the Mortgagor's subsequent monthly Escrow Payments, Insurance Proceeds, Liquidation Proceeds, from Angel Oak pursuant to Section 6.04(b), or as a Servicing Advance pursuant to Section 6.03(b). Insurance premiums that are not Escrow items but that are collected and disbursed for payment, such as life, major medical, disability or other assessments not required as part of the Mortgagor's monthly installments, should not be reflected in the Mortgagor's Tax and Insurance Reserve. The Servicer shall follow applicable Requirements in connection with Escrow items and in connection with the analysis of the Mortgagor's T & I Escrow Account and any reports to the Mortgagor related thereto. Without limiting the foregoing, the Servicer shall comply with all requirements concerning the handling of escrow accounts contained in the federal Real Estate Settlement Procedures Act of 1974, as amended, and all regulations promulgated thereunder.

b.   The Servicer shall provide such real estate tax processing, delinquent tax control, tax status determination, and customer support services (collectively, the "Tax Services") as the Servicer typically provides for other escrowed and non-escrowed mortgage loans that it services. In its sole discretion, the Servicer may elect to outsource any or all of the Tax Services. The costs, including set-up fees, associated with the Tax Services shall be reimbursed to Servicer as Servicing Advances.

c.   In the event that any real estate taxes or assessments in connection with a Mortgage Loan are or become delinquent, the Servicer shall notify Angel Oak and the related Investor on a monthly basis, and then the Servicer shall effect payment thereof as appropriate and prior to the related tax sale foreclosure date, and the Servicer shall not be responsible hereunder for any penalties, fines, similar charges or interest resulting from such delinquency, and shall be entitled to reimbursement from Angel Oak for any such penalties, fines, similar charges or interest that it may incur, which reimbursement shall be made in the same manner provided for Servicing Advances.

Section 4.13   Superior Liens

a.   With respect to each Mortgage Loan which is secured by a second lien on the related Mortgaged Property, the Servicer shall, for the protection of the related Investor's interest, file (or cause to be filed) of record a request for notice of any action by a superior lien holder in cases in which (i) applicable state law does not require that a junior lien holder be named as a party defendant in foreclosure proceedings in order to foreclose such junior lien holder's equity of redemption, and (ii) local law provides for such a notice to junior lienholders. The Servicer shall also notify any superior lien holder in writing of the existence of the Mortgage Loan and request notification of any action (as described below) to be taken against the Mortgagor or the Mortgaged Property by the superior lien holder. The costs and expenses of Servicer in performing the foregoing shall be paid as Servicing Advances in accordance with this Agreement.

b.   If the Servicer is notified that any superior lien holder has accelerated or intends to accelerate the obligations secured by the superior lien, or has declared or intends to declare a default under the superior mortgage or the promissory note secured thereby, or has filed or intends to file an election to have the Mortgaged Property sold or foreclosed, the Servicer shall take such actions as are consistent with Accepted Servicing Practices to protect the interests of the related Investor, and/or to preserve the security of the related Mortgage Loan. The Servicer may make a Servicing Advance of the funds necessary to cure the default or reinstate the superior lien, if the Servicer determines that such Servicing Advance would maximize the net recovery to the related Investor and would not be a Nonrecoverable Advance. The Servicer shall thereafter take such action as Servicer determines is commercially reasonable to recover the amount so advanced.

Section 4.14   Plans for Curing Delinquencies

a.   The Servicer shall have the discretion to extend appropriate relief to Mortgagors who encounter hardship and who are cooperative and demonstrate proper regard for their financial and other obligations under the Mortgage. No such relief shall be granted, however, to any Mortgagor under a Mortgage Loan unless the Servicer has a reasonable expectation that the Mortgagor will bring the Mortgage Loan current and the Mortgagor is willing and able to maintain the Mortgage Loan current following such relief.

b.   Prior to granting relief as herein provided, the Servicer shall cause the Mortgaged Property to be inspected and determine in the Servicer's reasonable judgment that the reasons for the default and the circumstances of the Mortgagor reasonably justify the relief to be granted. The Servicer shall satisfy all applicable requirements under each Insurance Policy with respect to the relief granted. The Servicer is responsible for collection from the Mortgagor of any recording or similar costs incidental to the granting of relief.

c.   Where relief is appropriate, the Servicer shall arrange with the Mortgagor a repayment plan (a "Repayment Plan") giving the Mortgagor a definite period in which to reinstate the Mortgage Loan. To the extent that the priority of the lien represented by the Mortgage Loan remains in effect and is not adversely affected and each Insurance Policy, if any; remains in full force and effect, the Servicer may enter into a Repayment Plan that provides that the total Delinquency will be repaid (commencing immediately) within the shortest period practical. The Servicer shall use reasonable efforts to have any Repayment Plan set forth in writing and executed by the Mortgagor and by the Servicer in the form of a letter agreement if the earliest unpaid installment is more than ninety-one (91) days past due.

Section 4.15   Loan Modifications

a.   The Servicer may, only with prior consent from Angel Oak, waive, modify or vary any term of any Mortgage Loan or consent to the postponement of strict compliance with any such term or in any manner grant indulgence to any Mortgagor if in the Servicer's determination such waiver, modification, postponement or indulgence is not materially adverse to Angel Oak or the related Investor (a "Modification"). The Servicer shall provide to Angel Oak, with regard to such waivers, modifications, postponements or indulgences, monthly reporting in a form to be agreed upon by Angel Oak and the Servicer.

b.   Notwithstanding the foregoing, the Servicer shall not waive any Prepayment Penalty or portion thereof unless (i) the enforceability thereof shall have been limited by bankruptcy, insolvency, moratorium, receivership or other similar laws relating to creditors' rights generally or is otherwise prohibited by law, or (ii) the enforceability thereof shall have been permanently limited due to acceleration in connection with a foreclosure or other involuntary payment or (iii) in the Servicer's reasonable judgment, (x) such waiver relates to a default or a reasonably foreseeable default, (y) such waiver would maximize recovery of total proceeds taking into account the value of such Prepayment Penalty and related Mortgage Loan and (z) doing so is standard and customary in servicing Mortgage Loans (including any waiver of a Prepayment Penalty in connection with a refinancing of a Mortgage Loan that is related to a default or reasonably foreseeable default) or (iv) in the reasonable judgment of the Servicer, such Prepayment Penalty is not in full compliance with applicable state or federal laws and regulations or (v) the Servicer is unable to locate documentation sufficient to allow it to confirm the existence and amount of such Prepayment Penalty after using commercially reasonable efforts to locate such documentation. Except as provided in the preceding sentence, in no event will the Servicer waive a Prepayment Penalty in connection with a refinancing of a Mortgage Loan that is not related to a default or a reasonably foreseeable default. The Servicer will review the Mortgage Note and any rider or addendum thereto, if available, prior to enforcing any Prepayment Penalty to verify the terms thereof.

Section 4.16 Bankruptcies

The Servicer will represent the related Investor's interest in any bankruptcy proceedings relating to the Mortgagor. The associated costs of protecting such Investor's interest in bankruptcy shall be paid as a Servicing Advance in accordance with this Agreement. If the Mortgagor, a creditor, or a bankruptcy trustee proposes to reduce the unpaid principal balance of the Mortgage Note, reduce the Mortgage Interest Rate, or otherwise modify a Mortgagor's obligations under a Mortgage Loan, the Servicer shall use reasonable efforts to challenge any such modification on a timely basis if a commercially reasonable and valid legal basis exists for such challenge, unless Angel Oak, on behalf of the related Investor, agrees to such reduction.

Section 4.17 Foreclosure Procedures

In the event that any payment(s) due under any Mortgage Loan remains delinquent and Servicer determines that such payment(s) are unlikely to be collected from the Mortgagor, the Servicer may, if it deems it advisable, order one or more Broker Price Opinions or property inspections with respect to the related Mortgaged Property, and may commence foreclosure proceedings in accordance with Accepted Servicing Practices in the locality where the Mortgaged Property is located. In such connection, the Servicer shall from its own funds, subject to reimbursement pursuant to Section 6.03(b)(i), make all necessary and proper Servicing Advances; provided, however, that the Servicer shall have no obligation to advance any amount that the Servicer determines is likely to be a Nonrecoverable Advance. The Servicer shall provide to Angel Oak, with regard to such foreclosures, monthly reporting in a form to be agreed upon by Angel Oak and the Servicer.

Section 4.18 Reinstatement of Mortgage Loans

If the Mortgagor offers full reinstatement of the Mortgage Loan during the foreclosure process, the Servicer shall accept the offer. Full reinstatement means: (i) payment of all amounts due in order to bring the Mortgage Loan current, including attorneys' and trustees' fees, any additional legal costs and any other expenditures or advances made by the Servicer during the

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foreclosure process, and (ii) payments of all other amounts necessary to cure all other defaults under the Mortgage Loan documents, including the payment of real property taxes due and owing. Upon accepting the reinstatement, the Servicer will contact the attorney or trustee promptly to avoid incurring additional legal costs or fees. The Servicer will apply the funds to the Mortgage Loan upon receipt. If the Mortgage Note and other Mortgage Loan related documents were delivered to the Servicer by Angel Oak or its designee in connection with the Mortgagor's delinquency, the Servicer will return the Mortgage Note and other Mortgage Loan related documents to Angel Oak or its designee to be included in the Mortgage Loan Documents upon receipt of the reinstatement funds from the Mortgagor.

Section 4.19   Servicing REO Property

a.   In the event that title to the Mortgaged Property is acquired in foreclosure or by deed in lieu of foreclosure, the deed or certificate of sale shall be taken in the name of the related Investor.

b.   The Servicer shall conserve and protect each REO Property in accordance with Accepted Servicing Practices, either itself or through an agent selected by the Servicer, and in the manner that similar property in the same locality as the REO Property is protected. If the Servicer deems it advisable, the Servicer may order one or more Broker Price Opinions with respect to the REO Property. The Servicer shall attempt to sell such REO Property on such terms and conditions as the Servicer deems to be in the best interest of the related Investor. Pursuant to the terms of the Limited Power of Attorney, the Servicer is authorized to execute and deliver on behalf of Angel Oak and the related Investor all deeds, instruments of transfer and other closing documentation necessary and desirable to implement the disposition of REO Property.

Section 4.20   Satisfactions

The Servicer is hereby authorized and empowered to execute and deliver on behalf of itself, Angel Oak and the related Investors all instruments of satisfaction or of partial or full release and all other comparable instruments with respect to the Mortgage Loans and Mortgaged Properties when appropriate in accordance with the terms of this Agreement. The Servicer shall take all actions necessary to satisfy mortgages and release their liens in a timely manner. Once the required release or satisfaction documents are executed and the Mortgage Note is canceled, the Servicer shall promptly send the canceled documents to the Mortgagor if state law requires such action or the Mortgagor specifically requests the return of the documents. In other instances, the Servicer may either return the documents to the Mortgagor or retain them (as long as they are not destroyed until after the retention period required by applicable law). The Servicer shall also take any other steps required to release the lien and assure that no penalties are incurred because the actions were not performed in a timely manner. The Servicer may not seek reimbursement from Angel Oak, the related Investor, or the Mortgagor for any penalty fee that the Servicer has to pay because the Servicer failed to process any release or satisfaction documents within the required time frame. Notwithstanding the foregoing, if Angel Oak or its designee must provide the Servicer with, or execute, a document, or take any other action, in order for the Servicer to effect a release or

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satisfaction and Servicer has timely notified Angel Oak, Angel Oak or its designee must act in a timely manner. If Angel Oak or its designee fails to do so, the Servicer may seek reimbursement as a Servicing Advance for any penalty that the Servicer pays because the release or satisfaction was not processed in the required time frame as a result of Angel Oak's failure to act in a timely manner. The Servicer shall generally follow the procedures set forth in the Freddie Mac or Fannie Mae Guidelines regarding satisfactions of mortgages.

Section 4.21   Advances by the Servicer

The Servicer shall have no obligation to advance any amount the Servicer determines is likely to be a Nonrecoverable Advance and Servicer shall be entitled to recover any Servicing Advance in accordance with the terms of <u>Section 6.03(b)(i)</u> and <u>Section 6.04(b) (iii)</u>. The Servicer shall, however, at the request of Angel Oak provide any such information that may be reasonably necessary for Angel Oak to make such advances. All Servicing Advances are to be reported to Angel Oak on a monthly basis. Angel Oak may, at any time, require that no additional Servicing Advances be incurred on an individual Mortgage Loan. In the event that the Servicer is unable to recover any Servicing Advance pursuant to <u>Section 6.03(b)(vi)</u>, the Servicer shall promptly notify Angel Oak, in writing, of such unreimbursed Servicing Advance balance and Angel Oak shall remit such amount the Servicer, in immediately available funds, within three (3) Business Days.

Section 4.22   Mortgage Loan Transfers and Securitization Transactions

a.   With respect to some or all of the Mortgage Loans on one or more dates (with regard to a Securitization Transaction, a "<u>Securitization Date</u>") at Angel Oak's and the related Investor's sole option, Angel Oak and the related Investor may effect a sale of some or all of the Mortgage Loans then subject to this Agreement, without recourse, to one or more trusts or other entities either as a Whole Loan Transfer or to be formed as part of one or more Securitization Transactions.

b.   With respect to each Securitization Transaction entered into by Angel Oak and the related Investor, Servicer agrees:

      (i)   to reasonably cooperate with the Servicer with respect to all reasonable requests and due diligence procedures;

      (ii)   to reasonably cooperate with the Servicer to negotiate (on terms and conditions reasonably acceptable to the Servicer), execute, deliver and perform all documents deemed necessary by Angel Oak and the related Investor in their good faith determination, after consultation with outside counsel, in order to effect the Securitization Transaction, including, but not limited to an amendment to this Agreement, a Pooling and Servicing Agreement, an assignment and recognition agreement with respect to this Agreement and an indemnification agreement with respect to the information provided pursuant to Regulation AB and the requirements set forth at <u>Exhibit I</u> of this Agreement ("collectively, the "<u>Securitization Agreement</u>s");

(iii)   to provide to the Servicer any information reasonably available to the Servicer that is requested pursuant to Regulation AB and the requirements set forth in <u>Section 4.23</u> of this Agreement;

(iv)   to restate the representations and warranties of the Servicer set forth in this Agreement, as of the related Securitization Date and each related Transfer Date,

(v)   to provide the Servicer with monthly reports in a form acceptable to the Servicer, the Servicer, the Trustee and Depositor and such other reports as reasonably requested by the Servicer or Depositor and are reasonably available to the Servicer, and

(vi)   at the request of Angel Oak, the Servicer will make all required advances of delinquent mortgage payments ("P&I Advances") and all required servicing advances (collectively, "Securitization Advances") under the terms of the related Pooling and Servicing Agreement (in such capacity, the "Advancing Party"), it being understood and agreed by the parties that the Servicer will not be required to make any such Securitization Advance to the extent that it is deemed to be a non-recoverable advance under the terms of such Pooling and Servicing Agreement; it being further understood and agreed that the Servicer will be entitled to reimbursement for any such Securitization Advance only from the related mortgagor, the related collection account for the Securitization Transaction, or from any liquidation proceeds and other payments or recoveries with respect to each related mortgage loan or, in the case of any P&I Advance that becomes a non-recoverable advance, the Servicer will be entitled to reimbursement for that advance from collections in respect of all of the mortgage loans included in the related Securitization Transaction. Neither Angel Oak nor any of their respective affiliates will be responsible for reimbursing the Servicer for any Securitization Advances. The fee payable to the Servicer for acting as the Advancing Party in a Securitization Transaction will be set forth in Exhibit G to this Agreement.

c.   Angel Oak agrees to reimburse Servicer for all costs and expenses incurred by Servicer in considering, negotiating and entering into the Securitization Agreements.

d.   With respect to each Securitization Transfer entered into by Angel Oak or the related Investors, the Servicer agrees to indemnify the Servicer, Depositor and each initial purchaser, placement agent or underwriter, and each affiliate of the Servicer, Depositor and each initial purchaser, placement agent or underwriter participating in the Securitization Transaction and each Person who controls Servicer, Depositor and each initial purchaser, placement agent or underwriter, or their respective affiliates and their respective present and former directors, officers, employees and agents, and hold each of them harmless from and against any losses, damages, penalties, fines, forfeitures, legal fees and expenses and related costs, judgments, and any other costs, fees and expenses that each of them may sustain as a direct result of any information provided by Servicer for inclusion in any offering document prepared in connection with such Securitization Transaction (collectively, the "Servicer Information").

e.   With respect to each Whole Loan Transfer entered into by Angel Oak or the related Investors, the Servicer agrees:

(i)   to cooperate fully with Angel Oak, the related Investors, and any prospective purchaser with respect to all reasonable requests and due diligence procedures and participating in meetings with prospective purchasers of the Mortgage Loans or interests therein and providing information reasonably requested by such purchasers;

(ii)   to execute all reconstitution agreements that, among other things, restates the representations and warranties set forth in <u>Section 3.01</u> with respect to the Servicer as of the closing date with respect to such Whole Loan Transfer; <u>provided</u>, <u>however</u>, that each of Angel Oak and Servicer is given an opportunity to review and reasonably negotiate in good faith the content of such documents not specifically referenced or provided for herein, including, without limitation, the related servicing fee(s);

(iii)   to make the representations and warranties regarding Servicer set forth in <u>Section 3.01</u> as of each closing date for each Whole Loan Transfer; and

(iv)   to deliver to Angel Oak, and to any Person designated by Angel Oak, such legal documents and in-house opinions of counsel as are customarily delivered by originators or servicers, as the case may be, and reasonably determined by Angel Oak to be necessary in connection with whole loan transfers, such in-house opinions of counsel for a pass-through transfer to be in a form reasonably acceptable to Angel Oak, it being understood that the cost of any opinions of outside special counsel that may be required (other than the enforceability opinion for the Servicer) shall be the responsibility of Angel Oak.

f.   All Mortgage Loans not sold or transferred pursuant to a Reconstitution shall be subject to this Agreement and shall continue to be serviced in accordance with the terms of this Agreement and with respect thereto this Agreement shall remain in full force and effect.

Section 4.23   Compliance with Regulation AB

a.   In connection with any Securitization Transaction, Servicer shall, as promptly as practicable, but in no event more than five (5) Business Days following a request by the Servicer, provide to the Servicer and Depositor, in writing and in form and substance reasonably satisfactory to the Servicer and Depositor, the information and materials set forth on <u>Exhibit I</u> hereto.

b.   The Servicer and the Servicer acknowledge and agree that the purpose of this <u>Section 4.23</u> is to facilitate compliance by the Servicer and any Depositor with the provisions of Regulation AB and related rules and regulations of the Commission. Although Regulation AB is applicable by its terms only to offerings of asset-backed securities that are registered under the Securities Act, the Servicer acknowledges that investors in privately offered securities may require that the Servicer or any Depositor provide comparable disclosure in unregistered offerings.

References in this Agreement to compliance with Regulation AB include provision of comparable disclosure in private offerings.

(c)   The Servicer shall not exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Securities Act). The Servicer acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with requests made by the Servicer or any Depositor in good faith for delivery of information under these provisions on the basis of evolving interpretations of Regulation AB. In connection with any Securitization Transaction, the Servicer shall reasonably cooperate with the Servicer to deliver to Servicer (including any of its assignees or designees) any and all statements, reports, certifications, records and any other information necessary in the good faith determination of the Servicer to permit the Servicer or Depositor to comply with the provisions of Regulation AB, together with such disclosures relating to the Mortgage Loans, the Servicer or the servicing of the Mortgage Loans, reasonably believed by the Servicer to be necessary in order to effect such compliance.

(d)   The Servicer (including any of its assignees or designees) shall cooperate with the Servicer by providing timely notice of requests for information under these provisions and by reasonably limiting such requests to information required, in the Servicer's reasonable judgment, to comply with Regulation AB.

Section 4.24   Adherence to Side Letter

Notwithstanding anything in this Agreement to the contrary, the terms of the Side Letter are hereby incorporated herein by reference and are deemed material to this Agreement. To the extent the terms of this Agreement conflict with those of the Side Letter, the terms of the Side Letter shall control.


ARTICLE V

Compensation to the Servicer Section


5.01 Compensation to the Servicer

a.   As compensation for its services under this Agreement the Servicer shall be entitled to the fees set forth in Exhibit G (collectively, the "Servicing Fees"). In the event that the Servicer is unable to recover any Servicing Fee pursuant to Section 6.03(b)(vi), the Servicer shall promptly notify Angel Oak, in writing, of such unreimbursed Servicing Fee balance and Angel Oak shall remit such amount the Servicer, in immediately available funds, within three (3) Business Days.

b.   As additional servicing compensation the Servicer shall be entitled to retain all Ancillary Income with respect to the Mortgage Loans.


ARTICLE VI
Accounting


Section 6.01   General

Upon the initial Transfer Date, the Servicer shall have established one or more payment clearing accounts for the deposit of all funds collected in connection with the Mortgage Loans (each a "Payment Clearing Account"), and shall establish one or more escrow accounts (including subaccounts) for the deposit of Escrow funds collected (each a "T & I Escrow Account"), and one or more custodial accounts for the deposit of funds collected in connection with the Mortgage Loans for principal and interest (each a "P & I Custodial Account"). The Servicer shall establish a separate T&I Escrow Account and P&I Custodial Account for each related Investor identified by Angel Oak. All of the foregoing accounts shall be maintained in accordance with Accepted Servicing Practices. Except for the period when initially received and held in the Payment Clearing Account (which will be cleared on a daily basis with respect to any funds therein no later than the second Business Day after the deposit of such funds), the funds in the T & I Escrow Accounts and the P & I Custodial Accounts may not be commingled with any other funds, including the proceeds of any other mortgage loans or with funds serviced for other investors or for the Servicer's own portfolio.

Section 6.02   Account Maintenance

Each Payment Clearing Account, P & I Custodial Account, and T & I Escrow Account shall meet the following guidelines:

a.   The accounts shall be held with a depository institution (commercial bank, mutual savings bank or savings and loan association), the deposits of which are insured by the FDIC and whose long-term unsecured indebtedness for borrowed money is rated in one of the two highest rating categories by two of the following: Standard & Poor's Ratings Services, Moody's Investors Service, Inc., or Fitch Ratings (each a "Qualified Depository").

b.   The name of each P & I Custodial Account and T & I Escrow Account shall be designated as:

(i)   T & I Escrow Account: "Select Portfolio Servicing, Inc. as agent and custodian for [name of Investor] and certain mortgagors"; and

(ii)   P & I Custodial Account: "Select Portfolio Servicing, Inc. P & I Account, in trust for [name of Investor]".

c.   All collections on the Mortgage Loans shall be deposited to the Payment Clearing Account no later than the first Business Day following the day on which good funds are received by the Servicer.

d.   Each T & I Escrow Account will be maintained at the expense of the Servicer. Such accounts may be interest-bearing accounts; provided, however, that such accounts comply with applicable Requirements and all local, state and federal laws and regulations governing interest-bearing accounts and borrower escrow accounts.

If the Servicer elects or is required by law to deposit a Mortgagor's Escrow funds into an interest-bearing account, the Servicer shall remain obligated to pay the Mortgagor's taxes and insurance premiums when due, even if the Mortgagor's Escrow funds are not withdrawable on demand.

Any amounts held in the P & I Custodial Accounts may be, but are not required to be invested by the Servicer in Eligible Investments. Other than interest or other income received on Eligible Investments, which shall belong to the Servicer and which may be withdrawn by the Servicer from the P & I Custodial Accounts in accordance with Section 6.03 hereof, no other amounts may be commingled in the P & I Custodial Accounts. The Servicer shall promptly deposit in any P & I Custodial Account from its own funds, without any right of reimbursement, the full amount of any losses on its investment of funds in such P & I Custodial Account.

Section 6.03   P & I Custodial Account; Remittance

a.   The following funds received with respect to the Mortgage Loans owned by each related Investor, as identified to the Servicer by Angel Oak, shall be transferred into the related Investor's P & I Custodial Account within two (2) Business Days of the receipt of good funds (together with information sufficient to identify the Mortgage Loan to which such funds relate). The Servicer shall maintain separate accounting for each category of funds. Such funds may be net of reimbursements for any unreimbursed Servicing Advances and any unpaid Servicing Fees pursuant to Section 5.01 hereof:

(i)   principal collections (including prepayments and curtailments);

(ii)   interest collections;

(iii)   Liquidation Proceeds and Insurance Proceeds (except as set forth in Section 6.04(a) hereof);

(iv)   the net proceeds of any sale of an REO Property pursuant to Section 4.19 hereof;

(v)   Prepayment Penalties, if any; and

(vi)   any amounts deposited in accordance with the last sentence of Section 6.02 hereof.

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b.   The Servicer may withdraw funds from a P & I Custodial Account for the following reasons and in the manner set forth in <u>Section 6.03(c)</u>:

(i)   to make payments to the related Investor in the amounts and in the manner provided for in <u>Section 6.03(c)</u>;

(ii)   to the extent that the Servicer is unable to recover any Servicing Advance or Servicing Fee pursuant to clause (b)(vi), <u>Section 4.21</u>, or <u>Section 5.01</u>, to reimburse itself for any unreimbursed Servicing Advances and any unpaid Servicing Fees (and the Servicer shall prepare and deliver to Angel Oak, a report, detailing the reimbursement of any Servicing Advances and Servicing Fees from such P & I Custodial Account);

(iii)   to transfer funds in such P & I Custodial Account to another P & I Custodial Account maintained by a Qualified Depository;

(iv)   to cover non-sufficient funds;

(v)   to pay to itself any Ancillary Income;

(vi)   to pay to itself any recoveries made with regard to the Servicing Advances;

(vii)   to pay to itself the P&I Advances made pursuant to this Agreement and the Pricing Side Letter;

(viii)   to withdraw any amounts inadvertently deposited in the Custodial Account; and

(ix)   to clear and terminate the Custodial Account upon the termination of this Agreement.

c.   By 12:00 p.m. Mountain Time on each Remittance Date, the Servicer shall remit by wire transfer of immediately available funds, net of allowable withdrawals:

(i)   to the related Investor accounts designated in writing by Angel Oak, all amounts credited to the Custodial Account at the close of business on the related Determination Date, net of charges against or withdrawals from the Custodial Account pursuant to <u>Section 6.03(b)</u>.

(ii)   to Angel Oak: the amount of the Angel Oak Servicing Fees, net of the Servicing Fees and the Servicing Advances plus any recoveries made with regard to any Servicing Advances.

d.   Upon request, the Servicer will provide Angel Oak with copies of invoices or other documentation relating to Servicing Advances that have been reimbursed from the P&I Custodial Account. The Servicer shall keep and maintain a separate, reasonably detailed accounting, including copies of back-up documentation for the purpose of justifying any withdrawal from the P&I Custodial Account pursuant to this <u>Section 6.03</u> and shall provide such documentation and information promptly to Angel Oak or the related Investor upon request.

e.   With respect to any remittance received by an Investor after the Business Day on which such payment was due, the Servicer shall pay to Angel Oak, on behalf of such Investor (as applicable), interest on any such late payment at the rate of the sum of (i) SOFR and (ii) two and one-quarter (2.25) percentage points, but in no event greater than the maximum amount permitted by applicable law. Such interest shall be paid by the Servicer to Angel Oak on the date such late payment is made and shall cover the period commencing with the Business Day on which such payment was due and ending with the Business Day on which such payment is made, both inclusive. Such interest shall be remitted along with such late payment. The payment by the Servicer of any such interest shall not be deemed an extension of time for payment or a waiver of any Event of Default by Angel Oak.

Section 6.04   T & I Escrow Accounts

a.   The following funds received with respect to the Mortgage Loans owned by each related Investor, as identified to the Servicer by Angel Oak, shall be deposited into the applicable Investor's T & I Escrow Account promptly after the Servicer's receipt and verification of such amounts and the Servicer shall maintain separate accountings for each of these types of funds:

      (i)   Mortgagors' Escrow Payments;

      (ii)   Loss drafts, including amounts not deposited into the corresponding P & I Custodial Account;

      (iii)   Unapplied funds; and

      (iv)   Liquidation Proceeds that offset a deficit balance in a Mortgagor's Tax and Insurance Reserve.

b.   The Servicer may make withdrawals from the applicable T & I Escrow Account for the following reasons:

      (i)   to make timely payment of Mortgagors' taxes and insurance premiums;

      (ii)   to make refunds to Mortgagors of excess Escrow funds collected;

(iii)   to reimburse itself for all T & I Advances made by the Servicer with respect to the related Mortgage Loan;

(iv)   to reimburse Angel Oak for any recoveries made with regard to negative escrow balances that existed as of the Transfer Date;

(v)   to pay interest, if required, to Mortgagors on funds in the T & I Accounts;

(vi)   to remove any deposits made in error;

(vii)   to clear and terminate the T & I Escrow Account;

(viii) to disburse loss drafts to contractors for repairs to Mortgaged Property damaged by hazard losses;

(ix)   to pay loss drafts to Mortgagors to the extent a loss draft exceeds total hazard loss repair charges and the Tax and Insurance Reserve deficiency; and

(x)   to cover non-sufficient funds.

The Servicer shall not allow the T & I Escrow Accounts to become overdrawn. If there are insufficient funds in an account, the Servicer may request funds from Angel Oak, and Angel Oak shall advance such amount as necessary to cure the overdraft.

c.   Each T & I Escrow Account is to be designated in the name of the Servicer acting as an agent for the applicable Mortgagors in order to show that the account is custodial in nature. The Servicer is required to keep records identifying each Mortgagor's payment deposited into the account, to be made available to Angel Oak and the related Investor upon request.

Section 6.05 Interest on Tax and Insurance Reserves

If the law requires payment of interest on Tax and Insurance Reserves to the Mortgagor, the Servicer is solely and fully responsible for payment of such interest. Payment of such interest on Tax and Insurance Reserves shall not be reflected in the Servicer's accounting for principal and interest.

Section 6.06   Access to Records

a.   The Servicer will establish and maintain a system of: (i) records of operational information relating to the collection of Mortgage Loans, the conduct of default management services and the administration, servicing, repair, maintenance, rental, sale, or other disposition of Mortgage Loans and Mortgaged Property and (ii) books and accounts, which shall be maintained in accordance with customary business practices, of financial information relating to the Mortgage Loans and the Mortgaged Properties. Information may be maintained on a computer or electronic system.

b.   Angel Oak, the related Investor, and Angel Oak's and the related Investor's accountants, attorneys, agents, regulators or designees may at Angel Oak's or the related Investor's expense upon reasonable prior written notice and at reasonable times during the Servicer's regular business hours, examine the Servicer's books and records relating to the Mortgage Loans and the Mortgaged Properties. Such records shall not include any proprietary or confidential information, as reasonably determined by the Servicer. In addition, the Servicer may provide to Angel Oak or the related Investor at Angel Oak's or the related Investor's expense, any other information reasonably requested by Angel Oak or the related Investor related to the Mortgage Loans and Mortgaged Properties.

Section 6.07   Complaints and Regulatory Inquiries.

The Servicer shall maintain an internal procedure to ensure that complaints and inquiries are tracked and responded to in accordance with Accepted Servicing Practices, and provide the Owner with evidence thereof regarding the Mortgage Loans upon request.

The Servicer shall inform Angel Oak of all Accelerated Complaints, as described below, by providing Angel Oak with a copy of any written Accelerated Complaint, or notice describing any Accelerated Complaint not in writing, within five (5) Business Days of identification, and the Servicer shall upon request provide to Angel Oak a draft response to such Accelerated Complaint prior to delivering such response. "Accelerated Complaints" shall mean complaints which allege discrimination, a violation of a specific consumer protection law or have been received through a regulator or other government entity.

Section 6.08 Disaster Recovery Plan.

The Servicer represents and warrants that it has, and covenants to maintain at all times during the term of this Agreement, a business continuity plan ("BCP") that is designed to provide for the continuation of services if an incident (act or omission) impairs or disrupts the Servicer's obligation to provide the services contemplated under this Agreement. The Servicer represents and warrants that the BCP conforms to Accepted Servicing Practices and shall provide a summary of such BCP and a certification to Angel Oak upon request.

The Servicer shall maintain disaster recovery and backup capabilities and facilities in accordance with Accepted Servicing Practices which are designed to enable the Servicer to perform the services with minimal disruptions or delays in the event of a disaster. The Servicer shall notify Angel Oak immediately of the occurrence of any catastrophic event or disaster that affects or could reasonably be expected to affect the Servicer's performance of the services contemplated under this Agreement (a "Disaster").

Section 6.09   Fidelity Bond; Errors and Omissions Insurance.

The Servicer shall maintain, at its own expense, a blanket Fidelity Bond and an errors and omissions insurance policy, with broad coverage on all officers, employees or other persons acting in any capacity requiring such persons to handle funds, money, documents or papers relating to the Mortgage Loans. The Fidelity Bond and errors and omissions insurance shall be in the form of the "Mortgage Banker's Blanket Bond" and shall insure the Servicer against losses resulting from fraud, theft, errors, omissions, negligence, dishonest or fraudulent acts committed by the Servicer's personnel, and temporary contract employees or student interns. The minimum coverage under any such Fidelity Bond and insurance policy shall be at least equal to the corresponding amounts required by Fannie Mae in the Fannie Mae Guides or by Freddie Mac in the Freddie Mac Guides. Upon request of Angel Oak, the Servicer shall cause to be delivered to Angel Oak a certified true copy of such Fidelity Bond.

Section 6.10   Non-solicitation.

The Servicer hereby agrees that the Servicer will not, through itself or through any affiliate, agent, vendor, or independent contractor offer, solicit or otherwise provide to the borrower under such Mortgage Loan a refinance opportunity for such Mortgage Loan

ARTICLE VII
Reports to the Angel Oak

Section 7.01   Reports and Provision of Information to Angel Oak

a.   Not later than the tenth (10th) Business Day of each month (or not later than such other date as specifically set forth below) the Servicer shall prepare and deliver to Angel Oak such reports as set forth on Exhibit J. The Servicer shall also deliver to Angel Oak a written remittance advice on each Remittance Date. Such remittance advice shall be substantially in the form of Exhibit E.

b.   Angel Oak shall pay the Servicer for any additional servicing reports, including, by way of example, any residential environmental inspection report, or modifications to any reports, as Angel Oak may request. The cost for such reports or modification to existing reports, including reports or data in electronic form, shall be agreed to by the Parties before the Servicer shall be obligated to produce such reports.

c.   Angel Oak will have access to the Servicer's online reporting tools that are available to other Servicer clients at no cost to Angel Oak.

d.   During the term of this Agreement, the Servicer will promptly, and in any event except no later than ten (10) Business Days (except as provided below) of the occurrence of any of the following, notify Angel Oak and the related Investor of:

(i)   Any merger or consolidation of the Servicer, or any changes in the Servicer's direct ownership;

(ii)   Any material change in the Servicer's financial condition which would reasonably be expected to interfere with the Servicer's ability to service the Mortgage Loans;

(iii)   Entry of any court judgment or regulatory order in which the Servicer is or may be required to pay a claim or claims which, in the Servicer's opinion, would have a material adverse effect on the Servicer's ability to service the Mortgage Loans;

(iv)   Certified class action Lawsuits or litigations or similar matters against the Servicer which allege a material violation of any Applicable Law or contract relating to its mortgage operation or lawsuits or litigations in response to which the Servicer admits to committing, or is found to have committed, a material violation of any Applicable Law relating to its mortgage operation;

(v)   The initiation of any investigations of the Servicer by any state or federal agency which would reasonably be expected to have a material effect on the Servicer's ability to perform it obligations under this Agreement;

(vi)   Any change in the Servicer's status with any state licensing authority, Rating Agency, Fannie Mae, or Freddie Mac would reasonably be expected to have a material effect on the Servicer's ability to perform it obligations under this Agreement;

(vii)   Any material change in their insurance coverage, including but not limited to errors and omissions insurance and corporate blanket hazard insurance coverage, which would result in a breach of Section 6.09 of this Agreement; and

(viii)   Any regulatory action or order which would reasonably be expected to have a material effect on the Servicer's ability to perform it obligations under this Agreement, to the extent allowed by their regulator to disclose such actions.

e.   During the term of this Agreement, the Servicer will take commercially reasonable efforts to: (i) respond to Angel Oak inquiries regarding errors, omissions or exceptions within an agreed upon timeframe, and (ii) resolve, within an agreed upon timeframe and to the reasonable satisfaction of Angel Oak, all issues identified by Angel Oak following acknowledgement of such issues by the Servicer.

f. On an annual basis, the Servicer shall provide to Angel Oak copies of the Servicer's annual audited financial statements no later than ninety (90) days after the Servicer's fiscal year end of each year. In addition, upon the request of Angel Oak, the Servicer shall provide to Angel Oak copies of its quarterly financial statements, which may be audited or unaudited as available.

ARTICLE VIII
The Servicer

Section 8.01   Merger or Consolidation of the Servicer

Any Person into which the Servicer may be merged or consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Servicer shall be a party, or any Person succeeding to the business of the Servicer, shall be the successor of the Servicer hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; provided, however, that the successor or surviving Person shall be an entity (i) having a net worth of not less than $15 million, and (ii) which is an FHA Approved Mortgagee and a Freddie Mac or Fannie Mae approved servicer in good standing.

Section 8.02   Limitation on Liability of the Servicer and Others

a. Neither the Servicer nor any of the directors, officers, agents or employees thereof shall be liable to Angel Oak for any action taken, or for refraining from the taking of any action, in good faith pursuant to this Agreement or for errors in judgment; provided, however, that this provision shall not protect the Servicer or any such Person against any breach of its representations or warranties made herein or against any liability which would otherwise be imposed on the Servicer or any of its directors, officers, agents or employees by reason of the Servicer's breach of any duty or covenant herein or willful misfeasance, bad faith, fraud, or negligence in the performance of its duties hereunder or by reason of its negligent disregard of its obligations or duties hereunder. The Servicer and any director, officer, agent, or employee of the Servicer may rely in good faith on any document of any kind which, *prima facie*, is properly executed and submitted by any appropriate Person respecting any matters arising hereunder.

b. The Servicer and any director, officer, agent, or employee of the Servicer shall be indemnified and held harmless by Angel Oak against any loss, liability, forfeiture or expense, including without limitation carrying costs, investigation costs, fines, penalties and attorneys' fees and expenses, including, without limitation, the costs and expense of curing any breaches of Angel Oak's representations and warranties relating to the Mortgage Loans (collectively, the "Liabilities"), suffered or incurred by the Servicer arising out of, resulting from or relating to:

(i) Angel Oak's or any Investor's willful misfeasance, bad faith, fraud, negligence, or reckless disregard of its obligations hereunder;

(ii)   any material misrepresentation made by Angel Oak in this Agreement;

(iii)   any material breach by Angel Oak of a representation, warranty or covenant of Angel Oak contained in this Agreement;

(iv)   errors and omissions in the processing, origination or servicing of any Mortgage Loan prior to the applicable Transfer Date;

(v)   compliance by the Servicer with instructions or requirements of Angel Oak or any related Investor in connection with this Agreement; and

(vi)   any claim, litigation or proceeding to which the Servicer is made a party as a result of its acting as, or status as, servicer of a Mortgage Loan, other than any such claim, litigation or proceeding (i) which is based on a misrepresentation, breach or error or omission on the part of the Servicer and (ii) with respect to which the Servicer must indemnify Angel Oak and the related Investors pursuant to this Section 8.02(b).

In no event shall the Servicer be entitled to indemnification of any Liabilities pursuant to this Section 8.02 that are otherwise compensable by Angel Oak pursuant to this Agreement.

c.   Angel Oak, the related Investors, and any director, officer, agent or employee of Angel Oak or any related Investor shall be indemnified and held harmless by the Servicer against any loss, liability, forfeiture or expense, including without limitation carrying costs, investigation costs, fines, penalties and attorneys' fees and expenses, suffered or incurred by Angel Oak or such Investor arising out of, resulting from or relating to:

(i)   the Servicer's willful misfeasance, bad faith, fraud, negligence, or reckless disregard of its obligations hereunder;

(ii)   any material misrepresentation made by the Servicer in this Agreement; and

(iii)   any material breach by the Servicer of a representation, warranty or covenant of the Servicer contained in this Agreement.

d.   The indemnification provisions in this Section 8.02 shall survive the termination of this Agreement. For purposes of establishing whether any matter is indemnifiable pursuant to this Section 8.02, the accuracy of the representations and warranties of the Servicer and Angel Oak shall be determined without giving effect to any qualifications to such representations and warranties concerning knowledge or materiality or material adverse effect.

Section 8.03 Limitation on Resignation

The Servicer shall not resign from the obligations and duties hereby imposed on it except:
(i) by mutual consent of the Servicer and Angel Oak, (ii) upon the determination that its duties hereunder are no longer permissible under applicable law and such incapacity cannot be cured by the Servicer or the Servicer determines in good faith, in its sole discretion, that curing such incapacity is not commercially reasonable, or (iii) upon termination of this Agreement pursuant to Article IX.

ARTICLE IX
Termination

Section 9.01   Events of Default.

a.   This Agreement shall be terminable at the sole option of Angel Oak, if any of the following events of default exist on the part of Servicer and remain uncured for a period of thirty (30) days from written notice to Servicer from Angel Oak:

(i)   Servicer ceases to be an FHA non-supervised mortgagee or ceases to meet the qualifications of a Freddie Mac servicer or Fannie Mae seller/servicer;

(ii)   a failure by the Servicer to maintain its license to do business or service residential mortgage loans in any jurisdiction where the Mortgaged Properties are located (except where the failure to do so is not required in the jurisdiction wherein the related Mortgaged Property is located or is not material);

b.   This Agreement shall be terminable at the option of the nonbreaching party for cause in the event of any of the following events of default:

(i)   a failure by a party to remit any material payment required to be made pursuant to this Agreement which continues unremedied for a period of five
(5) Business Days after written notice of such failure, unless the party receiving such demand disputes such claim in good faith;

(ii)   a decree or order of a court or agency or supervisory authority having jurisdiction for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, including bankruptcy, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the party and such decree or order shall have remained in force undischarged or unstayed for a period of thirty (30) days;

(iii)   a party shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to the party or of or relating to all or substantially all of its property;

(iv)   a party shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency, bankruptcy or reorganization statute, make an assignment for the benefit of its creditors, voluntarily suspend payment of its obligations, or cease its normal business operations; or

(v)   a breach of any representation and warranty or a failure by a party to observe or perform in any material respect any of the covenants or agreements in this Agreement which continues unremedied for a period of thirty (30) days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the other party.

c.   This Agreement shall be terminable at the sole option of the Servicer, if any of the following events of default exist on the part of an Investor and remains uncured for a period of thirty (30) days from written notice to Angel Oak from the Servicer:

(i)   a decree or order of a court or agency or supervisory authority having jurisdiction for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, including bankruptcy, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against an Investor and such decree or order shall have remained in force undischarged or unstayed for a period of thirty (30) days;

(ii)   an Investor shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to the party or of or relating to all or substantially all of its property; or

(iii)   an Investor admits in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency, bankruptcy or reorganization statute, make an assignment for the benefit of its creditors, voluntarily suspend payment of its obligations, or cease its normal business operations for more than ten (10) Business Days.

Section 9.02   Termination of Agreement

(a)   Except as otherwise specifically set forth herein, the obligations and responsibilities of the Servicer shall terminate upon the earliest of: (i) the final payment or other liquidation of the last Mortgage Loan and the remittance of all amounts due hereunder; (ii) the date designated by either party following the occurrence and during the continuance of an Event of Default with respect to the other party or an Investor; (iii) the date designated by Angel Oak or the Servicer upon not less than sixty (60) days notice to the other party; and (iv) such other date as shall have been agreed upon by the Servicer and Angel Oak.

(b)   In the event of a valid termination of this Agreement, upon receipt by the Servicer of written notice of termination, all authority and power of the Servicer under this Agreement, whether with respect to the Mortgage Loans or otherwise, shall pass to and be vested in a successor servicer appointed by Angel Oak at the time that the servicing functions are transferred from Servicer to the successor servicer. Upon written request from Angel Oak and upon the Servicer's receipt of the Deboarding Fee, if applicable, the Servicer shall prepare, execute and deliver to the successor entity designated by Angel Oak any and all documents and other instruments, place in such successor's possession all Servicing Files, and do or cause to be done all other acts or things necessary or appropriate to effect the purposes of such notice of termination, including the transfer and endorsement or assignment of the Mortgage Loans and related documents. The Servicer shall cooperate with Angel Oak and such successor in effecting the termination of the Servicer's responsibilities and rights hereunder, including without limitation, the transfer to such successor for administration by it of all cash amounts which shall at the time be credited by the Servicer to the P & I Custodial Account or T & I Escrow Accounts or thereafter received with respect to the Mortgage Loans. Notwithstanding any other term of this Agreement to the contrary and in all circumstances under which this Agreement is terminated, with or without cause, the Servicer shall be entitled to offset against deposits in the P & I Custodial Account all unreimbursed Servicing Fees and Servicing Advances from any amounts due and owing to Angel Oak or the Servicer's successor at the time of a corresponding servicing transfer. The Servicer shall be responsible for the costs of packaging and transferring all of the aforementioned materials to Angel Oak upon such termination; provided, however, that Angel Oak shall pay all shipping expenses associated with such transfer, unless the Servicer committed an Event of Default which caused the termination of this Agreement.

(c)   Termination pursuant to this Section 9.02 or as otherwise provided herein shall be without prejudice to any rights of Angel Oak or the Servicer which may have accrued through the date of termination hereunder, including the rights to recover amounts due under this Agreement. Upon such termination, with or without cause, the Servicer shall (i) remit all funds in the related Accounts to the related Investors or such other Person designated by Angel Oak, net of accrued and unpaid Servicing Fees and unreimbursed Servicing Advances through the servicing transfer date to which the Servicer would be entitled to payment or reimbursement hereunder; (ii) deliver all related Servicing Files to Angel Oak or to Persons designated by Angel Oak (provided, that the Servicer may retain copies of Servicing Files to the extent necessary to comply with applicable Requirements and other laws); and (iii) fully cooperate with Angel Oak and any new servicer to effectuate an orderly transition of loan servicing of the related Mortgage Loans. Upon such termination, any Servicing Fees, Servicing Advances and other servicing expenses which remain unpaid or unreimbursed after the Servicer has netted out such amounts pursuant to the preceding sentence shall be remitted by Angel Oak to the Servicer prior to the servicing transfer date. Servicer shall not be obligated to transfer servicing of the Mortgage Loans until such time as Servicer is paid all amounts due Servicer under this Agreement.

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(d)   With respect to a termination of this Agreement by Angel Oak without cause as to any or all of the Mortgage Loans, Angel Oak shall pay the Servicer, immediately after the effective date of such termination, (i) any Servicing Advances and other servicing expenses which remain unpaid or unreimbursed after the Servicer has netted out such amounts, (iii) an amount equal to the Deboarding Fee of each Mortgage Loan at the time of termination, and (iii) any unpaid Servicing Fees. Servicer shall not be obligated to transfer servicing of the Mortgage Loans until such time as Servicer is paid all amounts due Servicer under this Agreement.

(e)   This Section 9.02 shall survive any termination of this Agreement and any termination of this Agreement shall not prejudice the rights of Servicer to recover any amounts due Servicer under this Agreement.

Section 9.03   Termination with Respect to Individual Mortgage Loans

Each of Angel Oak and the Servicer shall promptly notify the other of the discovery of a breach of any representation or warranty set forth in Section 3.03 with respect to any Mortgage Loan or the related Mortgaged Property (the existence of such a breach of a representation and warranty, a "Loan Termination Condition"). Unless otherwise agreed by the Servicer, the obligations and responsibilities of the Servicer with respect to any Mortgage Loan shall terminate sixty (60) days after the delivery of such a notice of a Loan Termination Condition with respect to such Mortgage Loan or the related Mortgaged Property. In the event of a valid termination of this Agreement with respect to any Mortgage Loan pursuant to this Section 9.03, all authority and power of the Servicer with respect to such Mortgage Loans shall pass to and be vested in Angel Oak or a successor servicer appointed by Angel Oak. Termination with respect to any Mortgage Loan pursuant to this Section 9.03 shall be without prejudice to any rights of the Servicer which may have accrued through the date of such termination, including the rights to recover amounts due under this Agreement. Upon such termination, the Servicer shall (i) remit all related funds in the related Accounts to the related Investor or such other Person designated by Angel Oak, net of accrued and unpaid Servicing Fees and unreimbursed Servicing Advances through the servicing transfer date to which the Servicer would be entitled to payment or reimbursement hereunder; (ii) deliver all related Servicing Files to Angel Oak or to Persons designated by Angel Oak (provided that the Servicer may retain copies of Servicing Files to the extent necessary to comply with applicable Requirements and other laws); and (iii) fully cooperate with Angel Oak and any new servicer to effectuate an orderly transition of loan servicing of the related Mortgage Loans. Upon such termination, any related Servicing Fees, Servicing Advances and other servicing expenses that remain unpaid or unreimbursed after the Servicer has netted out such amounts pursuant to the preceding sentence shall be remitted by Angel Oak to the Servicer prior to the servicing transfer date.

ARTICLE X
Miscellaneous Provisions

Section 10.01 Costs

Each of Angel Oak and the Servicer shall pay its own costs incurred in connection with the preparation, execution and delivery of this Agreement, including without limitation the legal fees and expenses of the its attorneys, consultants and agents.

Section 10.02 Protection of Confidential and Proprietary Information

Angel Oak and the Servicer shall keep confidential and shall not divulge to any party, without the prior written consent of the other party hereto, the terms and provisions of this Agreement, including, without limitation any information pertaining to such Mortgage Loans or rights, or any Mortgagor thereunder, except to the extent that it is appropriate for Angel Oak or the Servicer to do so in working with their respective legal counsel, auditors, taxing authorities, or other governmental agencies, insurance carriers, any property inspector, or other person necessary to fulfill such party's obligations hereunder, or with respect to any Mortgage Loans, to the related Investor. Notwithstanding any provision of this Agreement, the trademarks, trade secrets, know- how, business methods and practices, internal procedures and other intellectual property and confidential information of the Servicer or Angel Oak, respectively ("Proprietary Information") shall remain vested in the Servicer and Angel Oak, respectively, and are not hereby transferred to the other party, and the Servicer and Angel Oak shall have the right to take all actions necessary to protect their Proprietary Information.

Section 10.03 Notices

All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given when received by facsimile if received prior to 5:00 p.m. local time on any Business Day at the place of delivery or on the next Business Day if received thereafter, and as of the next Business Day if sent by overnight courier, addressed as follows (or such other address as may hereafter be furnished to the other party by like notice):

a.   if to Angel Oak: Angel Oak Mortgage Fund TRS

        ATTN: Whole Loans

               3344 Peachtree Rd NE Suite 1725
               Atlanta, GA 30326
               Email: wholeloans@angeloakcapital.com

b. if to the Servicer: Select Portfolio Servicing, Inc.

Mailing Address:
P.O. Box 65428
Salt Lake City, Utah 84165-0428 Attention: General Counsel
Facsimile: (801) 293-2555
Telephone: (801) 313-2173

Shipping/Courier Address: 3217 S. Decker Lake Drive Salt Lake City,
Utah 84119 Attention: General Counsel Facsimile: (801) 293-2555
Telephone: (801) 313-2173

c. if to the Custodian: To be provided by Angel Oak.

Section 10.04 Severability Clause

Any part, provision, representation or warranty of this Agreement which is prohibited or which is held to be void or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any part, provision, representation or warranty of this Agreement which is prohibited or unenforceable or is held to be void or unenforceable in any jurisdiction shall be ineffective, as to such jurisdiction, to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction as to any Mortgage Loan shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof. If the invalidity of any part, provision, representation or warranty of this Agreement shall deprive any party of the economic benefit intended to be conferred by this Agreement, the parties shall negotiate, in good-faith, to develop a structure the economic effect of which is as close as possible to the economic effect of this Agreement without regard to such invalidity.

Section 10.05 Counterparts

This Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

Section 10.06 Place of Delivery and Governing Law

This Agreement shall be deemed in effect when a fully executed counterpart thereof is received by each party and shall be deemed to have been made in the State of New York. The

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Agreement shall be construed in accordance with the laws of the State of New York and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with the laws of the State of New York, except to the extent preempted by Federal law.

Section 10.07 Further Agreements

Angel Oak and the Servicer agree to execute and deliver to the other such reasonable and appropriate additional documents, instruments or agreements as may be necessary or appropriate to effectuate the purposes of this Agreement.

Section 10.08 Successors and Assigns; Assignment of Servicing Agreement

This Agreement shall bind and inure to the benefit of and be enforceable by the Servicer and Angel Oak and the respective permitted successors and assigns of the Servicer and Angel Oak. Except as contemplated by Section 8.01, the Servicer shall not assign this Agreement or sell or otherwise dispose of all or substantially all of its property or assets without the prior written consent of Angel Oak, which consent shall not be unreasonably withheld. Notwithstanding any other provision of this Agreement, Servicer shall have the right to assign, transfer and pledge any right Servicer has to receive payment under this Agreement without the consent of, or notice to, Angel Oak or any related Investor.

Section 10.09 Waivers

No term or provision of this Agreement may be waived or modified unless such waiver or modification is in writing and signed by the party against whom such waiver or modification is sought to be enforced.

Section 10.10 Exhibits

The exhibits to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

Section 10.11 General Interpretive Principles

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

a.   The terms defined in this Agreement have the meanings assigned to them in this Agreement and include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

b.   Accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

c.   References herein to "Articles," "Sections," "Subsections," "Paragraphs," and other subdivisions without reference to a document are to designated Articles, Sections, Subsections, Paragraphs and other subdivisions of this Agreement;

d.   a reference to a Subsection without further reference to a Section is a reference to such Subsection as contained in the same Section in which the reference appears, and this rule shall also apply to Paragraphs and other subdivisions,

e.   The words "herein," "hereof," "hereunder," and other words of similar import refer to this Agreement as a whole and not to any particular provision;

f.   The term "include" or "including" shall mean "including without limitation"; and

g.   The terms "best efforts" or "reasonable efforts" shall not be interpreted to require Angel Oak or the Servicer, as the case may be, to initiate or participate in any litigation, arbitration or proceeding or to incur expenses in excess of those explicitly set forth in this Agreement or as are otherwise commercially reasonable.

Section 10.12 Reproduction of Documents

This Agreement and all documents relating thereto, including: (a) consents, waivers and modifications which may hereafter be executed, (b) documents received by any party at the closing, and (c) financial statements, certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

Section 10.13 Third Party Beneficiaries

For purposes of this Agreement, each related Investor shall be considered a third-party beneficiary of this Agreement, entitled to all the rights and benefits hereof as if it were a direct party to this Agreement.

[signatures on following page]

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IN WITNESS WHEREOF, the Servicer and the Owner have caused their names to be signed hereto by their respective officers duly authorized as of the date first above written.

Mortgage Servicing Rights Owner:

ANGEL OAK MORTGAGE FUND TRS

> **By: Angel Oak Capital Advisors, LLC, not in its individual capacity, but solely as Administrator of the Trust**

By: /s/ David Gordon
Name: David Gordon
Title: Title: Chief Legal Officer - Private Strategies

Servicer

SELECT PORTFOLIO SERVICING, INC.

By: /s/ Lester Cheng
Name: Lester Cheng
Title: Title: Chief Legal Officer - Private Strategies

Signature Page

EXHIBIT A
Mortgage Loan Schedule

Loan Number	Loan Number	Loan Number	Loan Number	Loan Number	Loan Number	Loan Number	Loan Number

EXHIBIT A-1
Mortgage Loan Data Field Request

Loan Number
Prior Loan Number
Investor Loan Number
Loan Type
Rate Type
Original UPB
Current UPB
Current Interest Rate
Term
P&I Payment Amount
T&I Payment Amount
First Payment Due Date
Maturity Date
Next Due Date
Original BPO
Original BPO Date
Current BPO
Current BPO Date
Doc Type
Lien Position
Sr Lien Balance
Escrow Balance
Escrow Advance Balance
Suspense Balance
Restricted Escrow Balance
Recoverable Corporate Advance Balance
Non-Recoverable Corporate Advance Balance
Third Party Corporate Advance Balance
T30 Days Delinquent
History
Last Name
Property Address
Property Unit
Property City
Property State
Property Zip Code
Property County
FICO Score
FICO Score Date
Loan Status
AS of Date

EXHIBIT B
Servicing Transfer Procedures

General Transfer Instructions

Important Dates

«TransferDate» Effective date of servicing transfer to Select Portfolio Servicing, Inc.

«PrelimData_Date» Preliminary data due date (No later than 15 days prior to Transfer Date)

«FinalDataDate» Final data due date (Within 48 hours of Transfer Date)

«ServcngCutoffDate» Servicing Cutoff Date (last day of servicing for Current Servicer)

«GoodbyeltrDate» Date to appear at top of goodbye letters (Must be mailed no later than 15 days prior to **«TransferDate»)**

«MERS_Date» Date by which Transfer of Servicing rights should be filed with MERS.

«FinalDataDate» Date by which credit/collateral files must be shipped.

«ServcngCutoffDate» Last day on which «ServicerName» will pay any invoices for corporate advances; invoices not paid prior to this date should be forwarded to SPS for payment. **SPS will not reimburse «ServicerName» for any advances that are paid after the cutoff date.**

Questions for Servicing Transfer Calls

To ensure a seemless transfer and continuity of servicing, SPS may be reaching out to you to set up calls to discuss the following questions, if applicable. Please distribute as needed to ensure the following topics can be covered. An SPS representative will be reaching out to you if we've determined that a call is necessary. If you'd like to schedule a call and have not been contacted by SPS, please let your SPS Data Analyst, «DataAnalyst», know.

Loan Resolution:
1. Are there inflight workouts in the transfer?
    a. If yes, we will need all data files as referenced in the transfer instructions, including NPV data for active trials decisioned prior to transfer (both IR2 and non-IR2).
    b. If yes, please provide a contact for SPS to discuss inflight workout data with.
    c. If no, we need an email confirmation from the prior servicer confirming zero inflight workouts in the transfer. This email should be sent to the SPS Loan Boarding Analyst assigned to the transfer.
2. Is it possible for SPS to receive prior servicer imaging environment access **prior** to the service transfer date or at latest, as of the service transfer date?
    a. If yes, please provide user requirements to obtain imaging access and a point of contact to send them to.
    b. If yes, please also provide instructions for how to utilize the imaging environment.
    c. If no, please provide media for the inflight workout document images separately from the media for all images involved in the transfer overall. This media of inflight workout document images should be provided as of the last date the loans were serviced on the prior servicer's system and should be provided via overnight delivery to SPS's Document Control team.
3. Please provide contact information for SPS's Inflight Workout Review team to utilize for escalation of document requests/workout statuses that we are unable to locate/resolve post transfer.
    a. Both email and telephone contact information.
4. Please confirm all workout decision notices will be sent to customers prior to transfer to SPS for workout decisions made prior to transfer to SPS.
    a. This may require you to cease decision activity a few days prior to transfer.
5. Have any of the MHA / HAMP loans in this transfer been or been offered recast options?

Document Control:
1. Will you be providing loan documents to SPS via hard copy or imaged files?
    a. If hardcopy - How will they be shipped to SPS and the date they should arrive?
    b. If images - Date and format that images will be provided to SPS.
2. Will you be providing a delta image sweep for any trailing documents? Timing of Delta sweeps?
3. Are any of the loans active in MERS that will require a TOS to SPS?

Foreclosure:
1. What steps are in place to ensure a 1:1 match between your list of open foreclosures (pre-sale and post-sale, pending and completed alike) and the final list you will provide to SPS Loan Boarding?
2. Can you provide all files with a sale scheduled?
3. Do you use BKFS desktop to track foreclosures?
    a. If you don't use BKFS desktop, can you provide a list of your firm names and contact information for the open and completed foreclosures?
    b. If you don't use BKFS desktop, can you provide the sale held date, max bid amount, successful bid amount, and successful bidder name for all files that already went to sale?

Bankruptcy:
1. Will the service transfer data file will show any loans that have received a BK7 discharge so this can be properly boarded at the time of the transfer?
2. Can you provide a list of POC's filed so we can file the Transfers of Claims including claim filing date and claim number if possible?

3. Can you provide the Prior Servicer Payment histories for loan audits?
4. Are active bankruptcies clearly identified in the data provided (versus completed or discharged bankruptcies)?

Escrow:
1. Who is your tax servicer?
2. Can a reverse/add (parcel) file be provided?
3. Can you provide a list of properties at risk of loss to tax sale?
4. Who is your lender placed insurance provider?
5. How many accounts have mortgage insurance, retail, FHANA, Farm?
6. Will you provide the flood certificate that matches the flood data being provided to SPS?
7. How many loans have open Loss Draft files?

Early Stage Collections:
1. Any DSI loans, MHA or prior servicer modified or upcoming rate adjustments?
2. Any special proprietary mod terms?
3. How many customers have ACH (and can the ACH information be provided)? Do you offer monthly or biweekly ACH options?
4. How can your customers pay (in person; online; IVR; with an agent) and is there a fee?
5. How many loans with cease and desist flags?
6. How many loans have deceased borrower notification?

Late Stage Collections:
1. Do you contract with a Vendor for Post Mod Counseling? If so who?
2. If HPF- can you provide the data extract format for eligible Customers?

GSE:
1. Can we have a contact to discuss Fannie/Freddie/FHANA/USDA reporting timelines and the change of the servicer in FHA connection timelines?
2. Are there any claims in process?
      a. If yes, what type (conveyance, pre-foreclosure sale or partial)?
3. Are any of the inflight loss mitigation loans applicable to GSE?

Advocacy/ Ombudsman:
1. Are there any open disputes, regulatory disputes or CFPB disputes in the transfer population?
      a. If yes, can you please provide detail on the dispute and resolution?
2. Please provide a contact to discuss escalated disputes.
3. How will documents required to create servicing files be transferred?
4. Will servicing files created before the transfer date be provided to SPS?

Customer Service:
1. How many loans with foreign language indicators? What are the languages?

Litigation:
1. Are there contested and or escalated litigation loans in the transfer?
      a. If yes, how do you differentiate between the matters? (For example, are matters separately assigned depending on whether they are simply contested default by answers with affirmative defenses, vs. escalated lit handled directly by your legal department (e.g., borrower or third-party initiated complaint, or responsive pleading with counterclaims.)
      b. If yes, please provide a count of contested matters and a count of escalated litigation matters.
      c. If yes, please provide accounts where a hearing or response is required within 30 days of transfer.
      d. If yes, please complete the legal transfer spreadsheet provided.
      e. If no, we need an email confirmation from the prior servicer confirming zero contested and litigated matters in the transfer. This email should be sent to Legal.Referrals@spservicing.com.
2. What system do you currently utilize to manage your contested and litigated matters?

3. How will pleadings, pertinent documents and communication history be delivered?

    a. If by CD, please deliver to Scott Hansen, Vice President, Corporate Legal, Select Portfolio Servicing, Inc., 3815 South West Temple, SLC, UT 84115

    b. If items will be imaged please provide file type and naming convention.

4. Please provide contact information for SPS Legal Intake team to utilize for escalation of litigation management issues, including requests for document additional information necessary post transfer.

    a. Both email and telephone contact information.

Goodbye Letter Information

General Correspondence Address: Select Portfolio Servicing, Inc.
Attn: **General Correspondence**
PO Box 65250
Salt Lake City, UT 84165-0250

Borrower Payment Address: Select Portfolio Servicing, Inc.
PO Box 65450
Salt Lake City, UT 84165-0450
Please reference this as our payment address in your goodbye letters.

Q.W.R / Notice of Error Address: Select Portfolio Servicing, Inc.
Attn: Customer Advocacy
PO Box 65277
Salt Lake City, UT 84165-0277

New Servicer Name
& **Physical Address:** Select Portfolio Servicing, Inc.
3815 South WestTemple

Salt Lake City, UT 84115-4412

Customer Service: 1-800-258-8602

Hours of Operation:

8:00 AM to 11:00 PM, ET Monday - Thursday 8:00 AM to 9:00 PM, ET Friday
8:00 AM to 2:00 PM, ET Saturday

«ServicerName» will prepare and send a goodbye letter notifying all mortgagors of the transfer of servicing, to include:
- «ServicerName» loan number
- Transfer effective date. «TransferDate»
- Contact information for «ServicerName».
- Contact information for Select Portfolio Servicing, Inc. (Payment address, correspondence address, toll-free number, customer service hours).
- The cutoff date, «ServcngCutoffDate». Date through which loan payments should be sent to «ServicerName».
- The transfer effective date, «ServcngCutoffDate». Date beginning with which loan payments should be sent to Select Portfolio Servicing, Inc.
- **Letter must advise borrowers that optional insurance and ACH drafting will be cancelled.** Select Portfolio Servicing, Inc. does not offer optional insurance. Borrowers may contact Customer Service regarding ACH.

IMPORTANT: **A goodbye letter draft must be submitted to Select Portfolio Servicing, Inc. for review prior to mailing, no later than «GoodbyeLtrDate».**

- In compliance with RESPA guidelines, the goodbye letters must be sent by **«GoodbyeltrDate»** (15 days prior to the transfer date.)
- Copies of the final goodbye letters must be provided to Select Portfolio Servicing, Inc. by «TransferDate».

Contact Information

Transfer Contacts:

Loan Boarding Contacts: Primary Departmental Address spsloanboarding@spservicinq.com

«DataAnalyst», Data Analyst
«DAPhn»
Fax: 801-269-4261
«DAEm»

Loan Boarding Escalations: **Steven Bean,** Manager, Data Conversion - Loan Boarding
801-313-2151
Fax: 801-269-4261
steve.bean@spservicing.com

Records Department Contacts: **Willie Scott,** Document Control
801-313-2185
Fax: 801-313-6199
willie.scott@spserviclnq.com

Records Escalations: **Michelle Sandoval,** Director, Document Control
801-313-2223
Fax: 801-313-6199
michelle.sandova l@spservicing.com

Borrower Payments Contacts:

Cashiering Department Contact: Primary Contact Address
cash.help@soservicing.corn
Fax: 801-269-4499

Debbie Curtis, Supervisor, Cashiering 801-293-2568
Fax: 801-269-4262
debbie.curtis@spservicing.com

Cashiering Escalations: **Conlin Gull,** Manager, Cashiering
801-594-6127
conlin.qull@soservicing.com

Settlement Funds Contacts:

Loan Accounting Contact: Primary Contact Address
sellerescrow@spservicIng.com

Loan Accounting Escalations: **Nathan Green,** V.P., Corp Advance Control
801-293-2589
Fax: 801-269-4220
nathan.green@spservicing.com

Tax Department Contacts: Primary Contact Address
escrowtaxpubllcfolder@spservicinq.com

Tax Department Escalations: **Heather Fackrell,** Manager, Escrow - Tax
801-293-2516
Fax: 801-270-7916
heather.fackrell@spservlcing.com

Hazard / Flood Insurance Contact: Primary Contact Address
escrowinsurancepublicfolder@spservicing.com

Hazard / Flood Insurance Escalations: **CJ Swenson,** Manager, Escrow- Hazard Insurance
801-293-2587
cj.swenson@spservicinq.com

Trailing Corporate Advance Invoices: SelectPortfolio Servicing, Inc. Attn: Accounts Payable
3815 South West Temple
Salt Lake City, UT 84115-4412

Instructions for Settlement Funds

IMPORTANT NOTE: **Borrower payments must <u>always</u> be forwarded separately from Settlement balances which** include: **Escrow funds, unapplied funds, tax contract fees, buydown funds, etc. See instructions for borrower payments below.**

Address for delivery of Seller Escrows/ Transfer funds: Select Portfolio Servicing, Inc. Attn: Loan Accounting
PO Box 65315
Salt Lake City, UT 84165-0315
(U.S. Mail only)

Address for Overnight delivery of Seller Escrows/ Transfer funds: Select Portfolio Servicing, Inc. Attn: Loan Accounting
Department 3815
South West Temple
Salt Lake City, UT 84115-4412

All funds mailed to SPS must include the following:

1. Funds must reference «ServicerName» and the effective date of transfer.
2. A loan level detail must accompany the funds and should include:
    a. Loan Numbers («ServicerName» loan number may be referenced if SPS loan numbers are not available.)
    b. Total amount of funds.
    c. Loan level itemization of balances being transferred (escrow, restricted escrow, suspense, buydown, etc.)

Instructions for Settlement Funds

IMPORTANT NOTE:

Borrower payments must <u>always</u> be forwarded separately from Settlement balances which include: **Escrow funds, unapplied funds, tax contract fees, buydown funds, etc. See instructions for borrower payments below.**

Address for delivery
of Seller Escrows/ Transfer funds:

Select Portfolio Servicing, Inc. Attn: Loan Accounting
PO Box 65315
Salt Lake City, UT 84165-0315
(U.S. Mail only)

Address for Overnight delivery of Seller Escrows/ Transfer funds:

Select Portfolio Servicing, Inc. Attn: Loan Accounting
Department
3815 South West Temple
Salt Lake City, UT 84115-4412

All funds mailed to SPS must include the following:
1. Funds must reference «ServicerName» and the effective date of transfer.
2. A loan level detail must accompany the funds and should include:
   a. Loan Numbers («ServicerName» loan number may be referenced if SPS loan numbers are not available.)
   b. Total amount of funds.
   c. Loan level itemization of balances being transferred (escrow, restricted escrow, suspense, buydown, etc.)

Wiring Instructions for Settlement Funds

Bank Name: Branch:
ABA Routing No.: Account No.: Account Name: Reference:

JP Morgan Chase Bank
707 Travis Street, 5th Floor N, Houston, TX 77002-8091
«RoutingNo»
«AccountNo»
«AccountName»
Please reference «ServicerName», «TransferDate» and «DealName».

All Funds wired to SPS must include the following:
1. Wires must reference «ServicerName», the effective date of the transfer, and the SPS dealname, «DealName».
2. When a wire is sent to SPS, please send a notification e-mail to: sellerescrow@spservicing.com referencing the amount of the wire, the date sent and provide an electronic report detailing the wire amount. This report should be sent as an attachment to the wire notification e-mail and should include:
   a. Loan Numbers («ServicerName» loan number may be referenced if SPS loan numbers are not available.)
   b. Total amount of funds.
   c. Loan level itemization of balances being transferred (escrow, restricted escrow, suspense, buydown, etc.)

ACH Instructions for Settlement Funds

Bank Name: Branch:
ABA Routing No.: Account No.: Account Name: Reference:

JP Morgan Chase Bank
707 Travis Street, 5th Floor N, Houston, TX 77002-8091
«RoutingNo»
«AccountNo»
«AccountName»
Please reference «ServicerName», «TransferDate» and «DealName».

All Funds sent via ACH to SPS must include the following:
1. Funds must reference «ServicerName», the effective date of the transfer and the SPS dealname, «DealName».
1. Please send a notification e-mail to: sellerescrow@spservicing.com referencing the amount of the ACH transfer, the date sent and provide an electronic report detailing the amount. This report should be sent as an attachment to the ACH notification e-mail and should include:
   a. Loan Numbers («ServicerName» loan number may be referenced if SPS loan numbers are not available.)
   b. Total amount of funds.
   c. Loan level itemization of balances being transferred (escrow, restricted escrow, suspense, buydown, etc.)

Instructions for Borrower Payments

IMPORT ANT NOTE: Borrower payments must <u>always</u> be forwarded separately from Settlement balances which include: Escrow funds, unapplied funds, tax contract fees, buydown funds, etc.

All payments received prior to the transfer date, «TransferDate», are to be properly posted by «ServicerName» unless otherwise directed.

All checks received by «ServicerName» subsequent to the transfer date, «TransferDate», must be clearly identified with «ServicerName»'s loan number and date of receipt and must be properly endorsed to Select Portfolio Servicing, Inc. without recourse.

Checks, including funds for two or more loans, must be accompanied by a voucher listing «ServicerName» loan numbers, receipt date and the amounts to be posted for each loan. The purpose of each check should be clearly identified (payment, payoff, etc.).

Borrower Payment Address:	Select Portfolio Servicing, Inc. P. 0. Box 65450 Salt Lake City, UT 84165-0450 **Please reference this as our payment address in your goodbye letters**
	Select Portfolio Servicing, Inc. Attn: Cashiering Dept. 3815 South West Temple Salt Lake City, UT 84115-4412
Address for Post-Transfer Overnight Delivery Of Payments By Seller/Servicer:	**«ServicerName» should use this address to send borrower payments via overnight service to ensure proper handling.**
	Select Portfolio Servicing, Inc. P. 0. Box 65450 Salt Lake City, UT 84165-0450
Address for Post Transfer Delivery of Payments by Seller/ Servicer (US Mail):	**«ServicerName» should use this address to send borrower payments via regular US Mail to ensure proper handling.**
	Select Portfolio Servicing, Inc. Attn: Cashiering Dept. 3815 South West Temple Salt Lake City, UT 84115-4412
	«ServicerName» should use this address to send payoffs via overnight service to ensure proper handling.
Payoff Checks:	**Wiring Instructions for Borrower Payments** JP Morgan Chase Bank Salt Lake City, Utah To be provided with final transfer instructions To be provided with final transfer instructions Select Portfolio Servicing, Inc. Loan Servicing Wire Clearing Interim P&I funds and date of the wire

Bank Name:
Branch:
ABA Routing No.:
Account No.:
Account Name:

Reference:

Use these wiring instructions **<u>only</u>** for mortgage **payments, reinstatements or payoffs.** All wires must reference the **borrower's loan number, borrower name, property street address, social security number, and a name of the employee or department** to which the funds are being forwarded. Without these references, application of the funds may be delayed.

To confirm that a wire has been received, please email the Cashiering Department with a Fed. Reference Number and request confirmation.

The email address is: **<u>cashcompliance@spservicing.com</u>**

NSF Reimbursement Requests

NSF reimbursement requests should be sent to the contacts listed below. All requests must be submitted with the following information:
1. Original NSF check, or legible front and back copy of the NSF check.
2. Payment history showing detail of posted amount (breakdown of amount applied to principal, interest, fees, etc.)
3. Provide wiring and/ or mailing instructions for remittance.
4. Provide contact information for the requestor.

Any NSF requests received without the above items will be denied. Timeframes for reimbursement processing differ. After the request has been received, you may request a status update.

Only principal, interest, escrow and limited mortgage recoverable amounts will be reimbursed. No fees or other servicing charges will be remitted. For mortgage recoverable items, specific details must be included regarding the advance.

Please send NSF reimbursement request to:

Select Portfolio Servicing, Inc.
3815 South West Temple
Salt Lake City, UT 84115-4412

e-mail: **cashcompliance@spservicing.com**
fax: 801-270-7838

NSF Reimbursement contact:

Karna Zaugg
801-293-3871
karna.zaugg@spservlclnq.com

Escalation contact: **Nathan Green,** V.P., Corp Advance Control 801-293-2589
Fax: 801-269-4220
nathan.qreen@spservicing.com

Additional Transfer Related Information

Tax Information

Tax ID#:   95-3932563

Tax Service: Lereta LLC
Reverse add files from your tax service should be sent to: DL-Tax-Flood-TAXAUDITTEAM@lereta.com
SPS Lereta Customer No. 48100

GSE Information:

HUD ID#:   75568-00006

VA ID#:   97-5113

MERS Org. I. **D.:**   1000938

HAMP Servicer#:   901019185

HAMP Servicer 2MP #: 924649208

HAMP Registration#: 10310

File Delivery Contacts:

Please ship servicing files to:

Select Portfolio Servicing, Inc. Attn: **Michelle Sandoval** 3045 South 1030 West
Salt Lake City, UT 84119-3355

Please ship Original modification documents to:

Select Portfolio Servicing, Inc. Attn: Document Control, **Bill Koch** 3815 South West
Tempie
Salt Lake City, UT 84115-4412

Electronic Files: Attention: «DAEm» and SPSLoanBoarding@spservicinq.com

Reports: Attention: «DAEm» and SPSLoanBoarding@spservicinq.com

Trailing Documents: Attention: See **Trailing Documents (below)** for specific instructions

Expected Receipt Date: All files, data files and reports are due within 2 days of the transfer date, unless otherwise noted herein.

Report Format: We ask that all reports be provided in an electronic format whenever possible.

Electronic File Transfer: SPS can set up a secure electronic file upload site as requested. If you have previously received a login and password it is still active. If you have not utilized this transfer site in the past, please contact «DataAnalyst» to have access provided. SPS will need the following information for all users at **«ServicerName»** who will need access to upload files: Name, e-mail address, telephone number and I.P. address.

- **Summary,of Transfer Requirements**

- **Preliminary and final electronic data files** - Electronic files, sorted in loan number order, in Excel or Text format (Excel format is preferred; SPS can provide a sample set of requested fields if needed). Standard release reports from most servicing systems are usually sufficient.
- **Preliminary data files** and reports are due by **«PrelimData_Date»**
- **Final data files** and reports are due by **«FinalDataDate».**
- **Credit/Collateral Files** - Delivered as soon as possible but no later than 48 hours post-transfer.
- **Data dictionary** - for any system specific terminology or codes.
- **List of transaction codes and definitions.**
- **List of all stop codes and user-defined fields with definitions**
- **A current vendor payee listing in electronic format,** (e.g. tax, hazard insurance, Ml insurance, listing brokers, etc) to include the following information: Company name, mailing address, contact name, tax ID number, payee number.
- **Payment Histories in loan number order.** (If electronic data file cannot be provided, hardcopy payment histories are required.) Must provide transaction code dictionary, if applicable. Please provide life of loan history if available.
- **Copies of all transfer-related correspondence:**
    - Goodbye Letters
    - Insurance Mortgagee Change Notification Letters
    - HUD 92080 Notifications
    - PMI Mortgagee Change Letters
    - Vendor Notification Letters
    - Tax Authority Transfer Notification Letters
- **A Status of Coverage certification** documenting that PMI premiums are current and coverage is in force.
- «ServicerName» is responsible for transferring any existing tax contracts to SPS's tax service, Lereta LLC. (see Transfer of Real Property Tax Information below)
- **List of «ServicerName»'s department contacts** including telephone number and email address
- **All transfer-related funds** (escrow, restricted escrow, tax contract fees, unapplied funds, Buydown funds and HUD funds) must be wired to Select Portfolio Servicing, Inc. by **«FinalDataDate».**

Seller/servicer Is responsible for payment of:
All PMI premiums (lender and borrower paid) due thirty (30) days following the transfer effective date, «TransferDate»
Taxes and Insurance (hazard, flood, windstorm) due thirty (30) days following the transfer effective date, «TransferDate»

MERS Data

- «ServicerName» must provide the following MERS Data:
  - o MERS Mortgage Identification Numbers (MIN)
  - o MERS Originated Mortgagee Indicator (MOM)
  - o MERS registration date
  - o MERS Originating Org ID for the Originating MERS Organization OR the Name of the Original Note Holder if not a MERS member.
  - o Note Funding Date
- The MERS org ID number for the TOS transfer to Select Portfolio Servicing, Inc. is **1000938.**
- «ServicerName» is responsible for creating a transfer of beneficial rights (TOB) and/or transfer of servicing rights (TOS) within MERS no later than 14 days after servicing transfer.

Notification Letter Requirements Borrower Borrower notification (goodbye letter): See

Goodbye Letter Information (above.)

Insurance Mortgagee change notification letters / HUD 92080 notifications:

- «ServicerName» will prepare and send Insurance Mortgagee change notification letters to all hazard insurance payees, flood insurance payees and PMI insurance carriers for all loans transferring to SPS. A sample letter is available upon request.
- Authorized formats for notification to PMI carriers:
  - o The PMI carrier's servicing transfer form
  - o A business letter stating that the servicing has been transferred to Select Portfolio Servicing, Inc. and providing the SPS contact and address information.
  - o A schedule of loans should be attached to either format
- «ServicerName» will prepare HUD 92080 notifications, if applicable. The SPS HUD ID is 75568-00005.
- Notification letters must be mailed by «GoodbyeltrDate» and copies should be provided to SPS by «TransferDate».

Hazard / Flood insurance	Select Portfolio Servicing, Inc., as servicer, its successors and or assigns
Mortgagee Clause:	PO Box 7277 Springfield, OH 45501-7277
PMI Mortgagee Clause:	Select Portfolio Servicing, Inc., as servicer, its successors and or assigns 3815 South West Temple Salt Lake City, UT 84115-4412

Taxing Authority/ Tax Service Vendor notification:

«ServicerName» will, at its expense, prepare and submit to each taxing authority, or its tax service vendor, a Change of Mortgagee Notice for each loan. Copies of such notices will be provided to Select Portfolio Servicing, Inc. no later than five business days following the transfer date, «TransferDate».

Trailing Documents

Hazard / Flood insurance: «ServicerName» will forward, via overnight service on a daily basis, all insurance premium notices and policy documents for thirty (30) days following the transfer date,
«TransferDate» and via regular US mail thereafter. All insurance documentation must be forwarded to:

Select Portfolio Servicing, Inc. PO Box 7727
Springfield, OH 45501-7727

PMI Insurance: «ServicerName» will forward, via overnight service on a daily basis, all PMI related items for thirty (30) days following the transfer date, «TransferDate» and via regular US mail thereafter. Any PMI document requiring immediate attention must be delivered via overnight express to:

Select Portfolio Servicing, Inc. Attn: MI Department
3815 South West Tempie
Salt Lake City, UT 84115-4412

Taxes: «ServicerName» will forward via overnight service on a daily basis, all tax bills and tax documents for sixty (60) days following the transfer date, «TransferDate» and via regular US mail thereafter. Tax documents should be forwarded to:

> Lereta LLC
> 1123 Park View Drive Covina, CA 91724-3748

All trailing documents not specified above must be forwarded on a daily basis, via overnight service, for a period of thirty (30) days following the transfer date, «TransferDate» and via regular US mail thereafter. Trailing documents not listed above should be sent to:

> Select Portfolio Servicing, Inc. Attn: Records Department 3045 South 1030
> West
> Salt Lake City, UT 84119-3355

Items which require expedited handling to protect the security, investor's or borrower's interest must be sent via overnight delivery service for an indefinite period or time.

Data Files, Reports and other Deliverables

All reports are to be provided for preliminary review by «PrelimData_Date» and also at transfer effective date, unless   otherwise specified.   Final reports should reflect data as of
«ServcngCutoffDate» and must be received by Select Portfolio Servicing, Inc. on «FinalDataDate». Final data must be received in the exact same format as the preliminary data.

Electronic Data Files:
«ServicerName» is to provide electronic data files in Excel or Text format.

Payment Histories, Collection Notes and Advance Histories:
«ServicerName» will provide complete payment histories and collection notes, regardless of loan status, in loan number order along with a transaction code dictionary, if applicable. Payment histories and collection notes must be complete and cover through the cutoff date, «ServcngCutoffDate». Payment histories and collection notes are due to SPS by «FinalDataDate».

Escrow Information:
«ServicerName» will provide all reports available, (hardcopy and electronic) for escrowed / non-escrowed accounts to include the following:

- Open items reports - taxes and insurance (PMI, hazard, flood, windstorm, lender-placed) with expiration/ due dates within ninety (90) days of «TransferDate». Please include all outstanding bills.
- Escrow vender master file list.
- Please notify the Flood Certification Preparer to transfer any current flood determinations to Select Portfolio Servicing, Inc. as of «TransferDate».
- Taxes due ninety (90) days or less from «TransferDate»:
    - o Date next due
    - o Payee(s) name and address
    - o Parcel ID number
    - o Amount escrowed
    - o Payment frequency
    - o Tax service provider and contact information
    - o Date and amount of last payment
- List of loans with multiple tax parcels.
- List of loans with PMI insurance
    - o Insurer name
    - o Certificate number
    - o Premium amount
    - o Payment frequency
    - o LPMI rate, lender paid
    - o Renewal **rate**
    - o Last disbursement date

- o   Next disbursement date
- o   Coverage amount
- o   Percent of coverage
- List of loans with flood insurance.
- List of loans with ground rents
    - o   Payee name and address
    - o   Rent amount
    - o   Due date

    - o   Payment frequency
    - o   Escrowed or non-escrowed indicator

- List of loans not with a tax service.

Transfer of Real Property Tax Information:

- o   «ServicerName» will forward tax bills, receipts and other documentation following the transfer date. «ServicerName» is responsible for transferring existing tax contracts to Select Portfolio Servicing, Inc.
- o   «ServicerName» will pay all taxes due prior to «TransferDate» as well as taxes due within thirty(30) days past «TransferDate». «ServicerName» will provide written certification of such payment within five days of the transfer date.
- o   «ServicerName» will forward, via overnight express on a daily basis, all tax bills and relevant tax documentation for a period of sixty (60) days after the transfer date. Thereafter, tax bills and tax documentation may be sent via regular US mail daily.
- o   «ServicerName» will fax all tax bills received following the transfer date which are due and payable within five (5) business days of receipt. Fax to 855-269-4419.
- o   «ServicerName» will forward all tax receipts and relevant tax information where no receipt is held within ten (10) days of receipt.
- o   «ServicerName» will be responsible for the payment of any and all penalty and/ or interest assessed as a result of delinquent payment of tax items due and payable prior to and including the transfer date per the terms of the Purchase and Sale Agreement. Similarly, «ServicerName» will be responsible for the payment of any and all penalty and / or interest assessed as a result of«ServicerName»'s failure to forward tax information to Select Portfolio Servicing, Inc. as required above.

Adjustable Rate / Variable Rate Loan & Special Loan Information Adjustable Rate Loans

«ServicerName» will provide:
- o   Electronic data file containing all applicable ARM data:
    - Index
    - Margin
    - First interest and payment adjustment dates
    - Next interest and payment adjustment dates
    - Original principal balance, interest rate and payment and interest amount
    - First payment due date
    - Maturity date
    - Amortization term
    - **ARM** plan code and definition
    - Interest rate change frequency
    - Payment change frequency
    - Index lookback
    - Rounding information
    - First change caps (up and down)
    - Periodic (per) change caps (up and down)
    - Life Caps (ceiling and floor)
    - Payment Option ARM indicator

- ARM - Balloon indicator

    - ARM files, if they are kept separately from credit files, to include the following:
        - ARM Note
        - ARM Rider
        - Addendum to ARM Note I Rider
        - ARM change letters
        - ARM change history

Balloon Loans

«ServicerName» will provide an electronic list of balloon loans including balloon maturity date, if applicable

Servlcemembers Civil Relief Act

«ServicerName» will provide:

- List of loans currently under the SCRA
- Loan level documentation, including copies of active orders.

EXHIBIT C
FORM OF LIMITED POWER OF ATTORNEY

Prepared by: When recorded return to:

XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX

Attention: Document Control

LIMITED POWER OF ATTORNEY

---This Limited Power of Attorney is made in connection with that certain Servicing Agreement by and between [____] (the "Owner") and XXXXXX, a XXXX (the "Servicer") dated as of [__] (the "Servicing Agreement").

Owner hereby makes, constitutes and appoints Servicer for Owner's benefit and in Owner's name, place, and stead, Owner's true and lawful attorney-in-fact, with full power of substitution, to act in connection with the servicing of mortgage loans and real property for the limited purpose of performing such acts and executing and delivering such documents as noted below. Such powers shall be limited to executing the following documents:

1. Mortgage/trust deed assignment;
2. Substitution of trustee;
3. Deeds of conveyance (including, without limitation, warranty deeds, grant deeds and quitclaim deeds);
4. Trust deed reconveyance and mortgage release documents;
5. Partial releases;
6. Affidavits (including, without limitation, lost note affidavits, military affidavits and affidavits of indebtedness);
7. HUD-I settlement statements;
8. Contracts/purchase agreements for sale of real estate;
9. All other normal and customary documents related to the servicing and foreclosure of mortgage loans and/or sale of real estate.

This appointment shall not be assigned to any third party by Servicer without the written prior consent of Owner and this Limited Power of Attorney shall survive for a period not to exceed two years past the date herein unless an instrument of revocation has been made in writing by the undersigned or the Agreement has been terminated.

Nothing herein shall give any attorney-in-fact the rights or powers to negotiate or settle any suit, counterclaim or action against Owner. If the Servicer receives any notice of suit, litigation or proceeding in the name of the Owner, then the Servicer shall forward a copy of same to the Owner within a reasonable period oftime.

Owner will not be responsible for inspection of any items being executed pursuant to this

Limited Power of Attorney and as such, is relying upon the Servicer to undertake whatever procedures may be necessary to confirm the accuracy of such items.

Any third party may rely upon this Limited Power of Attorney, only to the extent that it is an original or a certified copy of an original, and shall be entitled to rely on a writing signed by the Servicer to establish conclusively the identity of a particular right, power, capacity, asset, liability, obligation, property, loan or commitment of Servicer for all purposes of this Limited Power of Attorney.

Servicer shall not be obligated to furnish bond or other security in connection with its actions hereunder.

Nothing in this Limited Power of Attorney shall be construed to prevent Owner from acting on its behalf as the Owner of the mortgage loans and Real Property.

If any provision of this Limited Power of Attorney shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby. This Limited Power of Attorney is entered into and shall be governed by the laws of the State of New York without regard to conflicts of law principles of such state.

IN WITNESS WHEREOF, [   ] as Owner has caused its corporate seal to be hereto affixed and these presents to be signed and acknowledged in its name and behalf by a duly elected and authorized signatory this day of __, 20_

By: __ Name:
Title:

_____   _____

Witness: Witness:
Printed Name: Printed Name:

STATE OF _____ COUNTY OF _____

On __ , 20_, before me, the undersigned, a Notary Public in and for said State, personally appeared __ as Owner, personally known to me to be the person whose name is subscribed to the within instrument and acknowledge to me that he/she executed that same in his/her authorized capacity, and that by his/her signature on the instrument the entity upon behalf of which the person acted and executed the instrument.
WITNESS my hand and official seal.

[NOTARIAL SEAL]

_____

Notary Public

My Commission Expires:

Exhibit D Acknowledgment Agreement

On this day of __ , , __ (the "Owner") as the Owner under that certain Servicing Agreement dated as of ____ (the "Agreement"), does hereby transfer to Select Portfolio Servicing, Inc. (the "Servicer") as Servicer under the Agreement, the servicing responsibilities related to the Mortgage Loans listed on the Mortgage Loan Schedule attached hereto. The Servicer hereby accepts the servicing responsibilities transferred hereby and on the date hereof assumes all servicing responsibilities related to the Mortgage Loans identified on the attached Mortgage Loan Schedule all in accordance with the Agreement. The contents of each Servicing File required to be delivered to service the Mortgage Loans pursuant to the Agreement have been or shall be delivered to the Servicer by the Owner in accordance with the terms of the Agreement.

With respect to the Mortgage Loans made subject to the Agreement hereby, the Transfer Date shall be __

All other terms and conditions of this transaction shall be governed by the Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.

This Acknowledgment Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE WAS LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the Owner and the Servicer have caused their names to be signed hereto by their respective officers thereunto duly authorized as of the day and year first above written.

[Owner] As Owner

By:__ _ Name: _____ _ Title: _____

Select Portfolio Servicing, Inc. As Servicer

By:__ _ Name: _____ Title: ____

Exhibit E Remittance Advice

SELECT PORTFOLIO SERVICING, INC.
Monthly Remittance Recap
DD-MM-YY

Investor:			
		LN	Principal
Principal balance reported:	MM/DD/VY		___
Principal applied in	MM/VY		
Principal applied in Pay Offs			
Loans Boarded			
Loans transferred in			
Loans transferred out			
Loans sold			
Loans Liquidated			
Non monetary adjustments			
ENDING PRINCIPAL BALANCE	**MM/DD/VY**		
[Principal reported	MM/DD/VY		___
___ Diff ___			

POOL SUMMARY

Beginning Period Weighted Average Coupon
Remaining Number of Loans

Ending Period
Net Scheduled Weighted Average Coupon Remaining Number of Loans

DELINQUENCY, FORECLOSURE, AND REO INFORMATION

	# of Loan count	% of Total Count	UPB	% of total UPB
Current				
30-59 Days Delinquent				
60-89 Days Delinquent				
90 or more Days Delinquent Bankruptcy Filed				
Loans in Foreclosure				
Loans in REO				

Exhibit F
Request for Release of Documents and Receipt

To: [Custodian, Owner or Agent of Owner]

    Re: [Servicing Agreement, dated__,200_]

    In connection with the administration of the Mortgage Loans held by you in connection with the above referenced agreement, we request the release, and acknowledge receipt, of the (Collateral File/[specify documents]) for the Mortgage Loan described below, for the reason indicated.

Mortgagor's Name Address & Zip Code:

Mortgage Loan Number:

Reason for Requesting Documents (check one)

       1.   Mortgage Loan Paid in Full. (The Servicer hereby certifies that all amounts received in connection therewith have been credited to the account of the Owner.)

       2.   Mortgage Loan Liquidated By__(The Servicer
hereby certifies that all proceeds of foreclosure, insurance, condemnation or other liquidation have been finally received and credited to the account of the Owner.)

       3.   Mortgage Loan in Foreclosure.

       4.   Other (explain)__

    If box 1 or 2 above is checked, and if all or part of the Collateral File was previously released to us, please release to us our previous request and receipt on file with you, as well as any additional documents in your possession relating to the specified Mortgage Loan.

If box 3 or 4 above is checked, upon our return of all of the above documents to you, please acknowledge your receipt by signing in the space indicated below, and returning this form.

Select Portfolio Servicing, Inc.,
as Servicer

By: ⎯ Name:
Title:
Date:

Acknowledgment of Documents Returned to ⎯

By: ⎯ Name:
Title:
Date:

Angel Oak

Sub Servicing Fees for whole loans

Date: 8/21/2019

Base Servicing Fees (Monthly):	
Current	$ 8.50
Days Delinquent:	
30 Days	$ 25.00
60 Days	$ 60.00
90+ Days	$ 85.00
Loans in Foreclosure	$ 114.00
Loans in Bankruptcy	$ 82.00
REO	$ 50.00

All other terms in the subservicing and servicing agreements remain the same

Exhibit H Servicing Requirements

<u>Loan Modifications:</u>
- Approval required for all modifications
- Interest rate not to be reduced more than 2% from original rate with a floor of 6%

<u>Foreclosure Bids:</u>
- Minimum bid amount must be full outstanding principal balance plus recoverable advances

<u>REO Listings:</u>
- Approval required for initial list price of all REO assets

Exhibit I
Re2ulation AB Criteria

		APPLICABLE SERVICING CRITERIA		
SERVICING CRITERIA				
Reference	Criteria	Performed Directly by SPS	Performed by Vendor(s) for which SPS is the Responsible Party	INAPPLICABLE SERVICING CRITERIA
General Servicing Considerations				
1 l22(d)(I)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements	X		
1 I 22(d)(l)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities	X		
1122(d)(l)(iii)	Any requirements in the transaction agreements to maintain a bnck-up servicer for the pool assets are maintained			X
1 **l22(d)(l)(iv)**	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	X		
Cash Collection and Administration				
1122(d)(2)(i)	Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements	X		
1l 22(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obi igor or to an investor are made only by authorized personnel.	X		
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements	X		
1 **l22(d)(2)(iv)**	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcol lateralization, are separately maintained (e.g , with respect to commingling of cash) as set forth in the transaction agreements	X		
I 122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements For purposes of this criterion, "federally insured deposi101y institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 240 l3k-l(b) (l)ofthischaoter.	X		

1 l22(d)(2)(vi)	Un issued checks are safeguarded so as to prevent unauthorized access.	X		
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset- backed securities related bank accounts, including custodial accounts and related bank clearing accounts These reconciliations: (A) Are mathematically accurate; (B) Are prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) Are reviewed and approved by someone other than the person who prepared the reconciliation; and (D) Contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or	X		

SERVICING CRITERIA		APPLICABLE SERVICING CRITERIA		
Reference	Criteria	Performed Directly by SPS	Performed by Vendor(s) for which SPS is the Responsible Partv	INAPPLICABLE SERVICING CRITERIA
	such other number of days specified in the transaction agreements.			
	Investor Remittances and Reporting			
I I 22(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports: (A} Are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B} Provide information calculated in accordance with the terms specified in the transaction agreements; (C) Are filed with the Commission as required by its rules and regulations; and (D} Agree with investors' or the trustee's records as to the total unpaid principal balance and number of pool assets serviced bv the servicer.			X
l I 22(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements			X
l 122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the servicer's investor records, or such other number of days s,,ccified in the transaction agreements			X
I 122(d)(3)(iv)	Amounts remitted lo investors per the investor reports agree with cancelled checks, or other fonn of payment, or custodial bank statements.			X
	Pool Asset Administration			
1122(d)(4)(i)	Collatcml m' security on pool assets is maintained *as* required by the transaction agreements or related mortgage loan documents.			X
1 I 22(d)(4)(ii)	Pool asset and related documents are safeguarded as required by the transaction agreements.			X
I 122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool arc made, reviewed and approved in accordance with any conditions or rcqum:mcnts i11 the transaction agreements.			X
I 122(d)(4)(iv)	Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the applicable servicer's obligor records maintained no more than two business days ufler receipt, or such other number of days specified in the lrnnsnction ugrccmcnts, and allocnted to principal, inten:st or other items (e.g, escrow) in accordance with the related pool asset documents.	X		
1122(d)(4)(v)	The servicer's records regarding the pool assets agree with the servicer's records with respect to an obligor's unpaid principal balam;e..	X		
l 122(d)(4)(vi)	Changes with respect to the terms or status ofan obligor's pool assets (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the trnnsncl1on agreements and related pool asset documents.	X		

	SERVICING CRITERIA	APPLICABLE SERVICING CRITERIA		
		Performed Directly by SPS	Performed by Vendor(s) for which SPS is the Responsible Party	INAPPLICABLE SERVICING CRITERIA
Reference	Criteria			
1122(d)(4)(vii)	Loss mitigation or recovery actions (e g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	X		
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	X		
1 122(d)(4)(ix)	Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.	X	xi	
1 1 22(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) Such funds are analyzed, in accordance with the obligor's pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) Interest on such funds is paid, or credited, to obi igors in accordance with applicable pool asset documents and state laws; and (C) Such funds are returned to the obligor within 30 calendar days offull repayment of the related pool asset, or such other number of davs soecified in the transaction agreements.	X	xi	
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.	X	xi	
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalfofan obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error oɹ omission	X	xi	
1122(d)(4)(xiii)	Disbursements made on behalf of an obi igor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	X	Xl	
1 122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectable accounts are recognized and recorded in accordance with the transaction agreements.	X		
I I 22(d)(4)(xv)	Any external enhancement or other support, identified in Item 1 I 1 4(a)(I) through (3) or Item 1115 of this Regulation AB, is maintained as set forth in the transaction agreements			X

I SPS outsources a portion of the servicing criterion to Vendors and the Company has elected to take responsibility for assessing such Vendors' compliance with the servicing criterion.

2 SPS outsources a portion of servicing criterion l l22(d)(4)(x)(A) to Vendors and the Company has elected to take responsibility for assessing such Vendors' compliance with the servicing criterion.

Exhibit J
Servicer Reporting Requirements

- Daily data file (as updated from time-to-time in a mutually agreeable format)
- Monthly portfolio performance presentation deck
- Additional reporting as mutually agreed upon (ad hoc or scheduled)

Exhibit 10.15

[*] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

SECOND AMENDED AND RESTATED MASTER REPURCHASE AGREEMENT

among

***GLOBAL INVESTMENT BANK 3,**

as Buyer and Repo Agent

ANGEL OAK MORTGAGE FUND TRS

and

ANGEL OAK MORTGAGE OPERATING PARTNERSHIP, LP

as Sellers

Dated November 7, 2023

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

SCHEDULES

EXHIBITS

MASTER REPURCHASE AGREEMENT

This Second Amended and Restated Master Repurchase Agreement (this "Agreement") is dated as of November 7, 2023 and is made by and among Global Investment Bank 3, as buyer (in such capacity, "Buyer") and as Repo Agent (in such capacity, "Repo Agent"), Angel Oak Mortgage Fund TRS, a Delaware statutory trust ("Seller A") and Angel Oak Mortgage Operating Partnership, LP, a Delaware limited partnership ("Seller B"), as sellers (each of Seller A and Seller B, a "Seller" and together, the "Sellers"). This Agreement amends and restates in its entirety that certain Amended and Restated Master Repurchase Agreement dated as of November 20, 2018 and conformed through that certain Limited Waiver and Amendment to Amended and Restated Master Repurchase Agreement dated September 17, 2019, that certain Second Amendment to Amended and Restated Master Repurchase Agreement dated March 5, 2021, that certain Third Amendment to Amended and Restated Master Repurchase Agreement dated November 19, 2021, that certain Fourth Amendment to Amended and Restated Master Repurchase Agreement dated March 2, 2022 and that certain Fifth Amendment to Amended and Restated Master Repurchase Agreement dated December 19, 2022, by and among Buyer, Repo Agent, Seller A and Angel Oak Mortgage REIT, Inc. (formerly known as Angel Oak Mortgage, Inc.), as a seller.

1. APPLICABILITY

From time to time the parties hereto may enter into transactions in which one or more Sellers agree to transfer to Buyer all of its respective right, title and interest in and to one or more Eligible Loans (including without limitation all of such Seller's right, title and interest in and to the related Servicing Rights) on a servicing retained basis (the "Servicing Retained Purchased Loans") or a servicing released basis (the "Servicing Released Purchased Loans"), in each case against the transfer of funds by Buyer to such Seller, with a simultaneous agreement by Buyer to transfer to Seller such Purchased Loans at a date certain (or such earlier date, in accordance with the terms hereof), against the transfer of funds by Seller to Buyer. Each such transaction involving the transfer by a Seller to Buyer of a Purchased Loan shall be referred to herein as a "Transaction" and, unless otherwise agreed in writing, shall be governed by this Agreement. Notwithstanding any provision or agreement herein, at no time shall Buyer be obligated to purchase or effect the transfer of any Eligible Loan from a Seller to Buyer.

2. DEFINITIONS

(a) Capitalized terms in this Agreement shall have the respective meanings set forth below:

"1934 Act" means the Securities Exchange Act of 1934, as amended from time to time. "Accelerated Repurchase Date" shall have

the meaning specified in Section 13(b)(i). "Acceptable State" shall mean, for each Approved Originator, any state with respect to

which such Approved Originator has been licensed and approved by the applicable Governmental
Authority other than the states listed on Schedule 2, as amended, supplemented or otherwise modified from time to time with the prior written consent of Repo Agent.

"Accepted Servicing Practices" shall mean, with respect to any Purchased Loan, those mortgage loan servicing practices (including collection procedures) or property management practices, as applicable, of prudent lending and servicing institutions that service mortgage loans and manage real estate properties of the same type as such Purchased Loan and related Mortgaged Property or Mortgaged Properties, as applicable, in the state where the related Mortgaged Property is located, and materially in accordance with (i) all applicable Requirements of Law, (ii) the terms and provisions of the related Purchased Loan Documents, (iii) solely with respect to the Purchased Loans that are Agency Eligible Investment Loans, Freddie Mac and Fannie Mae servicing practices and procedures for MBS pool mortgages, as defined in the Freddie Mac Guide and Fannie Mae Guide, respectively, including any future updates thereto, and (iv) the related Servicing Agreement, in each case in a manner at least equal in quality to the servicing and real estate property management that the applicable Seller or Servicer, as applicable, provides to similar mortgage loans or real estate properties which they own in their own portfolios.

"Act of Insolvency" shall mean, with respect to any Person, (a) the filing of a decree or order for relief by a court having jurisdiction over such Person or any substantial part of its assets or property in an involuntary case under any applicable Insolvency Law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for any substantial part of its assets or property, or ordering the winding-up or liquidation of such Person's affairs, and such decree or order shall remain unstayed and in effect for a period of sixty (60) days, (b) the commencement by such Person of a voluntary case under any applicable Insolvency Law now or hereafter in effect, (c) the consent by such Person to the entry of an order for relief in an involuntary case under any Insolvency Law, (d) the consent by such Person to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for any substantial part of its assets or property, (e) the making by such Person of any general assignment for the benefit of creditors, (f) the admission in a legal proceeding of the inability of such Person to pay its debts generally as they become due, (g) the failure of such person generally to pay its debts as they become due, or (h) the taking of action by such Person in furtherance of any of the foregoing.

"Adjusted Income Percentage" shall mean a percentage reported by Sellers to Repo Agent or Calculation and Paying Agent at least 5 Business Days prior to each Remittance Date reflecting Sellers' determination of the appropriate allocation of any amounts owed to each Seller on such Remittance Date pursuant to Section 5(c)(viii).

"Advance" shall mean an advance of funds by the applicable Approved Originator to the Mortgagor, pursuant to the terms of the related Purchased Loan.

"Affected Transactions" shall have the meaning specified in Section 3(l).

"Affiliate" shall mean, when used with respect to any specified Person, (i) any other Person directly or indirectly Controlling, Controlled by, or under common Control with, such Person or
(x) any "affiliate" of such Person, as such term is defined in the Bankruptcy Code.

"Agency Eligible Investment Loan" shall mean a Prime Non-QM Loan or Non-Prime Non- QM Loan that is underwritten utilizing an automated underwriting system from Fannie Mae or Freddie Mac that receives a credit approval and is otherwise eligible for delivery to such agency, in each case, which is secured by a Mortgaged Property that is not owner-occupied and purchased as an investment by the Mortgagor.

"Aggregate Liquidity Event" shall occur when *.

"Aggregate Repurchase Price" shall mean, as of any date of determination, the aggregate Repurchase Price (excluding clause (z) of such definition) of all Purchased Loans subject to Transactions as of such date.

"Agreement" shall have the meaning specified in the introductory paragraph of this Agreement.

"Alternative Rate" shall have the meaning specified in Section 3(k).

"Alternative Rate Transaction" shall mean any Transaction with respect to which the Pricing Rate is determined with reference to the Alternative Rate.

"AOHL" shall mean Angel Oak Home Loans LLC, a Georgia limited liability company. "AOMS" shall mean Angel Oak

Mortgage Solutions LLC, a Delaware limited liability

company.

"Applicable Spread" shall mean *.

"Appraisal" shall mean an appraisal obtained by the applicable Seller or the applicable Approved Originator prepared in accordance with Uniform Standards of Professional Appraisal

Practice of the Appraisal Foundation, in compliance with the requirements of Title 11 of FIRREA by an independent, third-party appraiser holding an MAI designation, who is licensed or certified under the laws of the state in which the applicable Mortgaged Property is located, if required by the laws of such state, and approved by Repo Agent in its reasonable discretion.

"Appraised Value" shall mean, with respect to any Mortgaged Property, the value (or the lowest value if more than one Appraisal is received) thereof as set forth in the Appraisal obtained at the time of (i) origination of the Mortgage Loan or (ii) such other determination of value as specified in Section 11(y), as applicable.

"Approved Originator" shall mean AOHL, AOMS and any other originator that has been approved by Repo Agent in its sole and absolute discretion, as listed on Schedule 3 hereto.

"Asset Base Component" shall mean, as of any date of determination with respect to any Purchased Loan that is subject to a Transaction under this Agreement as of such date, the product of (x) the applicable Purchase Price Percentage for such Purchased Loan, and (y) the Asset Value for such Purchased Loan as of such date.

"Asset Base Margin Value" shall mean, as of any date of determination, the aggregate of the Asset Base Components for all Purchased Loans subject to Transactions under this Agreement as of such date.

"Asset Value" shall mean, subject to the last sentence of Section 7(b)(ii), with respect to any Mortgage Loan that is an Eligible Loan as of any date of determination, the lesser of (i) the outstanding principal balance of such Mortgage Loan and (ii) the Market Value of such Mortgage. In addition, the Asset Value for any Purchased Loan that is not an Eligible Loan as of any date of determination, as determined by Repo Agent in its sole and absolute discretion exercised in good faith, shall be $0.00.

"Assignment of Mortgage" shall mean, an assignment of the Mortgage, notice of transfer or equivalent instrument, in recordable form, that when properly completed and recorded, is sufficient under the laws of the jurisdiction wherein the related Mortgaged Property is located to give record notice of the sale of the related Mortgage Loan to Repo Agent or its designee.

"Bank" shall mean U.S. Bank National Association.

"Bank Statement Loan" shall mean a Mortgage Loan for which the Mortgagor provided bank statements to the Originator in lieu of Form W-2 or tax returns to document his or her income and eligibility for such Mortgage Loan.

"Bankruptcy Code" shall mean Title 11 of the United State Code, as amended from time to time.

"Business Day" shall mean any day other than (i) a Saturday or Sunday and (ii) a day on which the New York Stock Exchange, the Federal Reserve Bank of New York, Custodian, Buyer or Repo Agent are authorized or obligated by law or executive order to be closed.

"Buyer" shall mean Global Investment Bank 3, and any successor or assign.

"Calculation and Paying Agent" means U.S. Bank National Association as calculation and paying agent.

"Capital Lease Obligation" shall mean, for any Person, all obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) property to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP, and, for purposes of this Agreement, the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP.

"Cash Equivalents" shall mean, with respect to any Person and as of any date of determination, (a) securities with maturities of ninety (90) days or less from the date of acquisition issued or fully guaranteed or insured by the United States Government or any agency thereof, (b) certificates of deposit and eurodollar time deposits with maturities of ninety (90) days or less from the date of acquisition and overnight bank deposits of such Person or of any commercial bank having capital and surplus in excess of $500,000,000, (c) repurchase obligations of such Person or of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than seven days with respect to securities issued or fully guaranteed or insured by the United States Government, (d) commercial paper of a domestic issuer rated at least A-1 or the equivalent thereof by S&P or P-1 or the equivalent thereof by Moody's and in either case maturing within ninety (90) days after the day of acquisition, (e) securities with maturities of ninety (90) days or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody's, (f) securities with maturities of ninety (90) days or less from the date of acquisition backed by standby letters of credit issued by such Person or any commercial bank satisfying the requirements of clause (b) of this definition or (g) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition.

"Change of Control" shall mean the occurrence of any of the following:

(a)   a Transfer, whether directly or indirectly through its direct or indirect Affiliates, of all or substantially all of any Relevant Party's assets (excluding any Transfer in connection with any securitization transaction, sale of mortgage loans or sale of real estate owned and real estate investments in the ordinary course of such Relevant Party's business);

(b)   Guarantor shall cease to Control either Seller or own directly or indirectly less than 100% of the equity interest in and to either Seller, free and clear of all Liens and encumbrances other than those in favor of Buyer and Repo Agent; or

(c)   The acquisition by or transfer to any Person or "group" (within the meaning of the 1934 Act and the rules of the SEC thereunder), directly or indirectly, beneficially or of record, of ownership or control of in excess of 50% of the ownership interests in Guarantor.

"Closing Date" shall mean October 24, 2018.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Collection Account" shall have the meaning specified in Section 5(a).

"Collection Account Control Agreement" shall mean each account control agreement entered into in connection with a Collection Account.

"Concentration Limit" shall mean each of the following limits: *

"Confirmation" shall mean, with respect to any Purchased Loan, Repo Agent's written confirmation of its approval of a Transaction with respect to such Purchased Loan, substantially in the form of Exhibit I.

"Control" shall mean, with respect to any Person, the direct or indirect possession of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling," "Controlled" and "under common Control" have correlative meanings.

"Corrected Ninety-day Delinquent Loan" shall mean any mortgage loan, that (i) has in the past been ninety (90) or more days delinquent (calculated under the MBA Method) in payment of any related loan payment (including, without limitation, any payment in respect of principal, interest, taxes, insurance premiums and homeowner's association dues) and (ii) such ninety (90) day delinquency was subsequently cured.

"Custodial Agreement" shall mean the Custody Agreement, dated on or about the Closing Date, entered into by and among Custodian, Seller A, Angel Oak Mortgage REIT, Inc, as a seller, and Buyer, as amended on the November 2023 Amendment Date, solely to add Seller B as a seller thereunder and remove Angel Oak Mortgage REIT, Inc. as a seller thereunder, as the same may be further amended, supplemented or otherwise modified from time to time.

"Custodial Delivery Certificate" shall mean the "Mortgage Loan Schedule" as defined in the Custodial Agreement, the form of which is specified in the Custodial Agreement.

"Custodian" shall mean U.S. Bank National Association, or any successor Custodian appointed by Repo Agent and reasonably acceptable to Sellers.

"Default" shall mean any event that, with the giving of notice, the passage of time, or both, would constitute an Event of Default.

"Defaulted Loan" shall mean, any Purchased Loan as to which (i) there is a breach beyond any applicable notice and cure period of a representation or warranty by the applicable Seller under Exhibit III attached hereto (without regard to any knowledge qualifier therein), except to the extent disclosed in the Exception Report delivered to Repo Agent prior to the related Purchase Date, (ii) a default has occurred and is continuing for sixty (60) days beyond any applicable notice and cure period under the related Purchased Loan Documents in the payment when due of any scheduled payment of interest or principal or any other amounts due under the related Purchased Loan Documents, (iii) the occurrence and continuance of any other "Event of Default" as defined under the related Purchased Loan Documents, or (iv) the related Purchased Loan File or any portion thereof has been released from the possession of Custodian under the Custodial Agreement to anyone other than Buyer or any Affiliate of Buyer except in accordance with the terms of the Custodial Agreement.

"Determination Date" shall mean the fifth (5th) Business Day preceding each Remittance Date.

"Diligence Fees" shall mean reasonable and documented out-of-pocket fees, costs and expenses payable by Sellers to Buyer and Repo Agent in respect of Buyer's and Repo Agent's out-of-pocket fees, costs and expenses (including legal fees and expenses) incurred in connection with its review of the Diligence Materials hereunder and Buyer's and Repo Agent's continuing due diligence reviews of Purchased Loans pursuant to Section 20 or otherwise hereunder; provided, however, that in no event shall aggregate Diligence Fees exceed the product of (i) $500 and (ii) the number of Mortgage Loans that are or have ever been subject to Transactions under this Agreement.

"Disbursement Account" shall have the meaning specified in Section 5(b). "Disbursement Agent and Account Control

Agreement" shall mean (i) that certain

Amended and Restated Disbursement Agent and Account Control Agreement, dated as of the November 2023 Amendment Date, by and among the Sellers, Buyer, Angel Oak Mortgage REIT, Inc. (formerly Angel Oak Mortgage, Inc.), as terminated seller, and U.S. Bank National Association, as disbursement agent, and (ii) each other disbursement agent and account control agreement entered into in connection with a Disbursement Account.

"Due Diligence Error" shall mean, with respect to a due diligence review of a Purchased Loan, an exception relating to a Moody's, S&P, Fitch or Kroll grade of C or D.

"Due Diligence Review" shall have the meaning specified in Section 20(b).

"Early Payment Default Loan" shall mean any Mortgage Loan that becomes a Sixty-day Delinquent Loan at any point within the first ninety (90) days following its first scheduled payment date.

"Early Repurchase Date" shall have the meaning specified in Section 3(g).

"Eligible Loan" shall mean a Mortgage Loan which was originated by an Approved Originator and meets the applicable criteria set forth below: *

"Employees" shall have the meaning specified in Section 11(ff).

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder. Section references to ERISA are to ERISA, as in effect at the date of this Agreement and, as of the relevant date, any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor.

"ERISA Affiliate" shall mean any corporation or trade or business (whether or not incorporated) that is a member of any group of organizations described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA of which the applicable Seller is a member at any relevant time.

"Event of Default" shall have the meaning given such term in Section 13(a). "Exception Report" shall have the meaning

given such term in Section 3(c)(iii). "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Excluded Taxes" shall mean any of the following Taxes imposed on or with respect to Buyer (or any assignee, participant or other Person that that might be a beneficial owner of amounts owed by the applicable Seller with respect to the Transactions) (each a "Recipient") or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income or net worth or similar Taxes imposed in lieu of net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of Recipient being organized under the laws of, or having its principal office, applicable lending office or the office from which it books the Transaction located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) Taxes imposed as a result of a present or former connection between Recipient and the jurisdiction imposing such Taxes (other than a connection arising from Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security under, engaged in any other transaction pursuant to or enforced any Transaction Document, or sold or assigned an interest in any Transaction or Transaction Document), (b) in the case of a Recipient, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Recipient with respect to the Transactions pursuant to a law in effect as of the date on which such Recipient (i) becomes a party to this Agreement or otherwise acquires a beneficial interest in the Transactions or (ii) changes the office from which it books the Transaction or its lending office, except to the extent that, pursuant to Section 3(o) such Taxes were payable to such Recipient's assignor immediately before such Recipient became a party to this Agreement or otherwise acquires a beneficial interest in the Transactions or to such Recipient immediately before it changed the office from which it books the Transaction or its lending office, (c) Taxes attributable to Recipient's failure to comply with Section 3(p) of this Agreement and (d) any U.S. federal withholding Taxes imposed under FATCA.

"Exit Fee" shall have the meaning specified in the Fee Letter.

"Extraordinary Servicing Expenses" means, for any Remittance Date, any indemnification amounts due and payable to SPS, pursuant to Section 8.02 of the SPS Servicing Agreement.

"Extraordinary Servicing Expenses Annual Cap" means, with respect to any Extraordinary Servicing Expenses, an annual cap, for each twelve month period commencing on the Closing Date, of $100,000 per annum.

"Facility" means the credit facility contemplated by this Agreement. "Facility Amount" shall mean two-hundred

million dollars ($200,000,000).

"Facility Termination Date" shall mean the earliest to occur of (i) the Scheduled Termination Date, (ii) at the option of Buyer (or Repo Agent on Buyer's behalf) upon the occurrence of an Event of Default (which option shall be deemed to have been exercised, even if no notice is given, immediately upon the occurrence of an Act of Insolvency with respect to any Relevant Party), and (iii) upon the option of Sellers in accordance with Section 3(r).

"Fannie Mae" shall mean the Federal National Mortgage Association, or any successor thereto.

"Fannie Mae Guide" shall mean the Fannie Mae MBS Selling and Servicing Guide, as such guide may hereafter from time to time be amended.

"FATCA" shall mean Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), together in each case with any current or future regulations, guidance or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code.

"FDIA" shall have the meaning specified in Section 23(d). "FDICIA" shall have the meaning

specified in Section 23(f).

"Federal Funds Rate" shall mean, for any day, an interest rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal

Reserve Bank of New York arranged by federal funds brokers on such day, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations at approximately 10:00
a.m. (New York time) on such day on such transactions received by Buyer from three federal funds brokers of recognized standing selected by Buyer in its sole discretion.

"Federal Trade Embargo" means any United States federal law imposing trade restrictions, including (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended), (ii) the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq., as amended), (iii) any enabling legislation or executive order relating to the foregoing, (iv) Executive Order 13224, and (v) the PATRIOT Act.

"Fee Letter" shall mean that certain amended and restated fee letter agreement, dated as of the November 2023 Amendment Date, among Repo Agent, Seller A and Seller B, as the same may be further amended, supplemented or otherwise modified from time to time.

"Filings" shall have the meaning specified in Section 6(b).

"Financial Covenant Compliance Certificate" shall have the meaning specified in Section 4(d) of the Guaranty Agreement.

"Financing Lease" shall mean any lease of property, real or personal, the obligations of the lessee in respect of which a required in accordance with GAAP to be capitalized on a balance sheet of the lessee.

"FIRREA" shall mean the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as amended.

"Foreign National" shall mean a borrower who resides and whose income is generated outside the United States.

"Foreign National Loan" shall mean a Mortgage Loan to a Foreign National who is able to verify residency status with an acceptable visa type permitted by the Underwriting Guidelines and that is for the purpose of financing the related Mortgaged Property solely for investment purposes.

"Freddie Mac" shall mean the Federal Home Loan Mortgage Corporation or any successor thereto.

"Freddie Mac Guide" shall mean the Freddie Mac Sellers' and Servicers' Guide, as such guide may hereafter from time to time be amended.

"Fundamental Amendment" shall mean any amendment, modification or change to this Agreement that would (i) reduce or forgive the Repurchase Price with respect to any Transaction or modify the definition of "Purchase Price Percentage;" (ii) change the definition of "Price Differential," "Applicable Spread" or "Pricing Rate" or reduce, forgive or waive any interest, fees or other obligations payable to Buyer hereunder; (iii) change any provision of Section 25(j), the definition of "Majority Buyer," or any other provision of this Agreement specifying the number or percentage of Persons holding a percentage of Buyer's rights and obligations under the Transaction Documents; (iv) postpone the Scheduled Termination Date or any scheduled date of payment for any Price Differential or Repurchase Price or any date for the payment of any interest, fees or other obligations payable to Buyer hereunder; (v) modify the provisions of Section 4(a) or the definitions of "Margin Call" or "Margin Deficit"; or (vi) modify the rights of Buyer under Section 5(c).

"GAAP" shall mean United States generally accepted accounting principles consistently applied as in effect from time to time.

"Governing Documents" shall mean, with respect to any Person, its governing documents, and shall include, without limitation, its certificate of formation, certificate of incorporation, certificate of partnership or certificate of trust, or other similar document pursuant to which such Person was organized and formed, as applicable, and its limited liability company agreement, bylaws, limited partnership agreement, trust agreement or other similar constitutive agreement, as applicable.

"Governmental Authority" shall mean any national or federal government, any state, regional, local or other political subdivision thereof with jurisdiction and any Person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guarantee" shall mean, as to any Person, any obligation of such Person directly or indirectly guaranteeing any Indebtedness of any other Person or in any manner providing for the payment of any Indebtedness of any other Person or otherwise protecting the holder of such Indebtedness against loss (whether by virtue of partnership arrangements, by agreement to keep- well, to purchase assets, goods, securities or services, or to take-or-pay or otherwise); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Guarantee of a Person shall be deemed to be an amount equal to the maximum stated amount of the primary obligations relating to such Guarantee (or, if less, the maximum stated liability set forth in the instrument embodying such Guarantee), or if no such amount or liability is stated, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith. The terms "Guarantee" and "Guaranteed" used as verbs shall have correlative meanings.

"Guarantor" shall mean Angel Oak Mortgage REIT, Inc. (formerly known as Angel Oak Mortgage, Inc.), a Maryland corporation and its successors and permitted assigns.

"Guarantor Financial Covenants" shall have the meaning assigned to such term in the Guaranty Agreement.

"Guaranty Agreement" shall mean that certain Amended and Restated Guaranty Agreement, dated the November 2023 Amendment Date, by Guarantor in favor of Buyer, as the same may be further amended, supplemented, otherwise modified or replaced from time to time.

"Income" shall mean, with respect to any Purchased Loan at any time, all principal received thereon or in respect thereof (including without limitation full and partial prepayments) and all interest, dividends or other distributions thereon, all other income, receipts, payments, collections, recoveries, proceeds (including insurance and condemnation proceeds) and other payments or amounts of any kind paid, received, collected, recovered or distributed on, in connection with or in respect of such Purchased Loan or the related Mortgaged Property, including all proceeds received upon the securitization, liquidation, foreclosure, short sale or other disposition of any such Purchased Loan or Mortgaged Property, transfer fees, make whole fees, late fees and all other fees or charges of any kind or nature, premiums, yield maintenance charges, penalties, default interest, gains, receipts, allocations, rents, interests, profits, payments in kind, returns or repayment of contributions, insurance payments, judgments, settlements and proceeds, and all other "proceeds" as defined in Section 9-102(64) of the UCC, including all collections or distributions thereon or other income or receipts therefrom or in respect thereof.

"Indebtedness" shall mean, for any Person: (i) obligations created, issued or incurred by such Person for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such Person); (ii) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable (other than for borrowed money) arising, and accrued expenses incurred, in the ordinary course of business so long as such trade accounts payable are payable within ninety (90) days of the date the respective goods are delivered or the respective services rendered; (iii) Indebtedness of others secured by a lien on the property of such Person, whether or not the respective Indebtedness so secured has been assumed by such Person; (iv) obligations (contingent or otherwise) of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for account of such Person; (v) contingent or future funding obligations under any Purchased Loan or any obligations senior to, or *pari passu* with, any Purchased Loan;
(vi) Capital Lease Obligations of such Person; (vii) obligations of such Person under repurchase agreements or like arrangements; (viii) Indebtedness of others Guaranteed by such Person to the extent of such guarantee; (ix) Indebtedness of general partnerships of which such Person is a general partner; and (x) all obligations of such Person incurred in connection with the acquisition or carrying of fixed assets by such Person. Notwithstanding the foregoing, nonrecourse Indebtedness owing pursuant to a securitization transaction such as a REMIC securitization, a collateralized loan obligation transaction or other similar securitization shall not be considered Indebtedness for any Person.

"Indemnified Amounts" and "Indemnified Parties" shall have the respective meanings specified in Section 19(a).

"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Relevant Party under any Transaction Document and (b) to the extent not otherwise described in clause (a) above, Other Taxes.

"Insolvency Laws" shall mean the Bankruptcy Code and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization, suspension of payments and similar debtor relief laws from time to time in effect affecting the rights of creditors generally.

"Investor Cash Flow Loan" shall mean a Mortgage Loan to a borrower (who is not a Foreign National) for the purpose of financing the related Mortgaged Property solely for investment purposes underwritten to rental income of the subject Mortgaged Property.

"IRS" shall mean the U.S. Internal Revenue Service.

"Leverage Ratio" shall mean, on a pro forma basis after giving effect to such incurrence, issuance dividend, distribution or payment (and the pro forma application of the proceeds therefrom) and any other pro forma adjustments, the ratio of Total Indebtedness to Tangible Net Worth.

"LIBOR" shall mean the rate, as determined by Repo Agent on each LIBOR Determination Date, equal to the greater of (x) one-fourth of one percent (0.25%) and (y) the offered rate for three-month U.S. dollar deposits, as the applicable rate appears on Reuters Screen LIBOR03 Page as of 11:00 a.m. (London time) on such LIBOR Determination Date (rounded up to the nearest whole multiple of 1/100%); provided that if the applicable rate does not appear on Reuters Screen LIBOR03 Page, the rate for such LIBOR Determination Date will be based upon the offered rates of the Reference Banks selected by Repo Agent for U.S. dollar deposits as of 11:00 a.m. (London time) on such LIBOR Determination Date. In such event, Repo Agent will request the principal London office of each of at least three Reference Banks selected by Repo Agent to provide a quotation of its rate. If on such LIBOR Determination Date, two or more of such Reference Banks provide such offered quotations, LIBOR shall be the arithmetic mean of all such offered quotations (rounded to the nearest whole multiple of 1/100%). If on such LIBOR Determination Date, fewer than two of such Reference Banks provide such offered quotations, LIBOR shall be the higher of
(i) LIBOR as determined on the immediately preceding day that LIBOR is available and (ii) the Reserve Interest Rate.

"LIBOR Determination Date" shall mean, for each Pricing Period while any Transaction is outstanding, the date that is two Business Days prior to the Determination Date commencing such Pricing Period.

"LIBOR Rate" shall mean, as of any LIBOR Determination Date, a rate per annum determined in accordance with the following formula (rounded upward to the nearest 1/100th of 1%):

$$\frac{\text{LIBOR}}{1 - \text{Reserve Requirement}}$$

"LIBOR Rate Transaction" shall have the meaning specified in Section 3(l).

"Lien" shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Financing Lease having substantially the same economic effect as any of the foregoing), and the filing of any financing statement under the UCC or comparable law of any jurisdiction in respect of any of the foregoing.

"Liquidity" shall mean, in respect of any Person and as of any date, the sum of the unrestricted cash and Cash Equivalents held by such Person.

"LTV" shall mean, with respect to any Mortgage Loan, as of any date of determination, the ratio (expressed as a percentage) of (i) the original principal balance of the related Mortgage Loan (calculated after giving effect to all Advances) as of such date of determination to (ii) the lesser of the purchase price paid by the Mortgagor for the related Mortgaged Property and the Appraised Value of the Mortgaged Property securing such Mortgage Loan as of such date of determination.

"Majority Buyer" shall mean Persons collectively holding greater than 50% of Buyer's rights and obligations under the Transaction Documents.

"Margin Call" shall have the meaning specified in Section 4(a). "Margin Deficit" shall have the meaning

specified in Section 4(a).

"Market Value" shall mean, with respect to a Purchased Loan, the fair market value of such Purchased Loan as determined by Repo Agent in its sole good faith discretion.

"Material Adverse Effect" shall mean a material adverse effect on (i) the property, business, assets, operations, financial condition, prospects, credit quality or performance of any Relevant Party, (ii) the ability of any Relevant Party to perform or otherwise comply with, or to cause any other Relevant Party to perform or otherwise comply with, any obligation, term or provision specified in any Transaction Document applicable to such Relevant Party, (iii) the validity, enforceability or collectability of any the Transaction Documents, (iv) the legality, validity, enforceability, or collectability of the Purchased Loans generally or any material portion of the Purchased Loans, or (v) the rights and remedies of Buyer or Repo Agent under any of the Transaction Documents.

"Maximum Price" shall mean an amount equal to the maximum that the initial purchase price for a Purchased Loan may be such that, after giving effect to the purchase of such Purchased Loan, the Asset Base Margin Value will be less than or equal to the sum of (i) the aggregate of the Asset Base Components for all Purchased Loans subject to Transactions and (ii) the product of 87.5% and the aggregate Asset Value for all Mortgage Loans subject to Transactions.

"MBA Method" shall mean the methodology used by the Mortgage Bankers Association for calculating the delinquency of mortgage loans. For the avoidance of doubt, in applying the MBA Method of Delinquency, a Mortgage Loan is considered "30 Days Delinquent" if the monthly payment is not received prior to the close of business on the day that immediately precedes the due date on which the next monthly payment is due. For example, a mortgage loan will be considered thirty (30) Days Delinquent if the monthly payment originally due on July 1 is not received by the close of business on July 31.

"Monthly Platform Report" shall mean, the monthly report certified and delivered by the applicable Seller to Repo Agent pursuant to Section 11(g)(ii), which shall include the following information, on an aggregate basis for all mortgage loans originated or acquired by any Relevant Party or any Affiliate of a Relevant Party, including any such mortgage loans that are or have been subject to securitization, repurchase transactions, whole loan sales or similar transactions: (i) the percentage of such mortgage loans which are delinquent as of the date of such report; (ii) the percentage of such mortgage loans which have been deemed uncollectible or 'charged off' by the applicable Seller or Servicer, (iii) the cumulative recoveries on such mortgage loans and (iv) such other information as mutually agreed by the applicable Seller and Repo Agent, which report shall be delivered to Repo Agent for each calendar month during the term of this Agreement. In addition, the Monthly Platform Report shall include, on an aggregate basis, the information described above for each of the following categories: (a) all Prime QM Loans; (b) all Prime Non-QM Loans; (c) all Non-Prime Non-QM Loans, (d) all Investor Cash Flow Loans, (e) all Foreign National Loans and
(f) all Agency Eligible Investment Loans.

"Monthly Statement" shall mean, with respect to any Remittance Date, the report delivered by the applicable Servicer to Repo Agent, including the applicable Seller's or applicable Servicer's, as applicable, reconciliation in arrears of beginning balances, interest and principal paid to date and ending balances for each Purchased Loan serviced by such Servicer (indicating whether such Purchased Loan is a Prime QM Loan, a Prime Non-QM Loan, a Non-Prime Non-QM Loan, an Investor Cash Flow Loan, a Foreign National Loan or an Agency Eligible Investment Loan), together with a certified written report describing (i) any developments or events with respect to such Purchased Loan that have occurred since the last Monthly Statement that are reasonably likely to have a Material Adverse Effect, (ii) any and all written modifications to any Purchased Loan Documents that have occurred since the last Monthly Statement, (iii) loan status, collection performance and any delinquency and loss experience with respect to any Purchased Loan, (iv) the actual sales price of each Mortgaged Property sold and not reported on a previous Monthly Statement, (v) the purchase price paid by the related Mortgagor for each Mortgaged Property and
(vi) such other information as mutually agreed by the applicable Seller and Repo Agent or Repo Agent and Servicer, as applicable, which report shall be delivered to Repo Agent for each calendar month during the term of this Agreement.

"Mortgage" shall mean, with respect to a Mortgage Loan, the mortgage, deed of trust or other instrument which creates a first lien on the fee simple or leasehold estate in the real property which secures the entire indebtedness evidenced by the related Mortgage Note.

"Mortgage Loan" shall mean each of (i) the mortgage loans secured by Mortgaged Properties that are one- to four- family or up to twenty unit residential real estate properties, condominiums or townhomes, in each case originated by an Approved Originator, which Custodian has been instructed to hold for Buyer pursuant to the Custodial Agreement, (ii) all Purchased Loan Documents and all rights of the applicable Seller thereunder, and (iii) all right, title and interest of the applicable Seller in and to the Mortgaged Properties covered by such Mortgages.

"Mortgage Note" shall mean, with respect to any Mortgage Loan, the related promissory note, together with all riders thereto and amendments thereof or other evidence of indebtedness of the related Mortgagor (including any additional Advance).

"Mortgaged Property" shall mean each real property (including all improvements thereon and all additions, alterations and replacements made at any time with respect to the foregoing) and all other collateral securing repayment of the debt evidenced by the related Mortgage Note or, as the context may require, all such real properties and other collateral.

"Mortgagor" shall mean the obligor or obligors on a Mortgage Note (including any Person who has assumed or guaranteed the obligations of the obligor thereunder) and the owner of the related Mortgaged Property.

"NAV" shall mean, with respect to any Person as of any date of determination, the value of such Person's assets less all liabilities (including, without limitation, administration, legal, audit and other professional fees and expenses, and taxes) of such Person.

"Ninety-day Delinquent Loan" shall mean any mortgage loan which is ninety (90) or more days delinquent (calculated under the MBA Method) in payment of any related loan payment (including, without limitation, any payment in respect of principal, interest, taxes, insurance premiums and homeowner's association dues), without regard to any grace or cure period.

"Non-Prime Non-QM Loan" shall mean a Mortgage Loan that is neither a Prime Mortgage Loan nor a Qualified Mortgage Loan for a Mortgaged Property that is owner-occupied, a second home of the Mortgagor or purchased as an investment by the Mortgagor.

"November 2023 Amendment Date" shall mean November 7, 2023.

"Obligations" shall mean any and all of the following: (a) any and all amounts owed by Sellers to Buyer or Repo Agent in connection with any or all Transactions hereunder, all Transaction Costs and any and all other obligations, amounts, fees, costs or expenses which are payable hereunder or under any of the Transaction Documents, including without limitation all of the applicable Seller's respective obligations to pay the Repurchase Price on the Repurchase Date for each Purchased Loan and the Price Differential on each Remittance Date; (b) any and all reasonable and documented sums paid by Buyer or on behalf of Buyer in order to preserve any Purchased Loan or its interest therein; (c) in the event of any proceeding for the collection or enforcement of any of a Seller's Indebtedness, Obligations or liabilities referred to in clause (a), the reasonable and documented expenses of retaking, holding, collecting, preparing for sale, selling or otherwise disposing of or realizing on any Purchased Loan, or of any exercise by Buyer or Repo Agent of its rights under the Transaction Documents, including, without limitation, reasonable and documented attorneys' fees and disbursements and court costs; (d) any and all other indemnities, obligations and liabilities of any Relevant Party to Buyer, Repo Agent, any Servicer or Custodian arising under, or in connection with, the Transaction Documents, and (e) any and all Exit Fees and Diligence Fees, in each case whether direct or indirect, absolute or contingent, matured or unmatured, or now existing or hereafter arising.

"OFAC" shall mean the Office of Foreign Assets Control of the United States Department of the Treasury.

"Officer's Certificate" shall mean, as to any Person, a certificate of the chief executive officer, the chief financial officer, the president, any vice president or the secretary of such Person.

"Operating Affiliate" shall mean the Guarantor or a subsidiary of the Guarantor that is engaged in the purchase, sale, financing or other similar activities with respect to residential mortgage loans.

"Originator" shall mean the originator of a Mortgage Loan.

"Other Taxes" shall mean any and all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that may arise from any payment made under any Transaction Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Transaction Document, except (i) to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Transaction Document, or sold or assigned an interest in any Transaction or Transaction Document), (ii) any such Taxes imposed with respect to an assignment, transfer or sale of participation or other interest in or with respect to such Transaction Documents and (iii) for the avoidance of doubt, any Excluded Taxes.

"Person" shall mean an individual, corporation, limited liability company, business trust, statutory trust, partnership, joint tenant or tenant-in-common, trust, unincorporated organization, or other entity, or a federal, state or local government or any agency or political subdivision thereof.

"Plan" shall mean an employee benefit or other plan that is covered by Section 302 or Title IV of ERISA or Section 412 or 430 of the Code.

"Plan Assets" shall mean assets of any (i) employee benefit plan (as defined in Section 3(3) of ERISA) subject to Title I of ERISA, (ii) plan (as defined in Section 4975(e)(l) of the Code) subject to Section 4975 of the Code, or (iii) governmental plan (as defined in Section 3(32) of ERISA) subject to any other federal, state or local laws, rules or regulations substantially similar to Title I of ERISA or Section 4975 of the Code.

"Preliminary Approval" shall have the meaning specified in Section 3(b).

"Price Differential" shall mean, for each Pricing Period, with respect to any Transaction as of any date, the aggregate amount obtained by daily application of the Pricing Rate for such Transaction to the outstanding Purchase Price thereof, calculated on the basis of a 360 day per year basis for the actual number of days during the period commencing on (and including) the Purchase Date for such Transaction and ending on (but excluding) the date of determination (such aggregate amount to be reduced by any amount of such Price Differential paid by Sellers to Buyer, prior to such date, with respect to such Transaction).

"Pricing Period" shall mean, for any Purchased Loan, (a) in the case of the first Remittance Date for such Purchased Loan, the period from and including the Purchase Date of such Purchased Loan to but excluding the first Determination Date to occur following such Purchase Date, and
(b) in the case of any subsequent Remittance Date, the one-month period commencing on and including the Determination Date in the preceding calendar month and ending on but excluding

the Determination Date immediately preceding such Remittance Date; provided, that no Pricing Period shall end after the Repurchase Date for any Purchased Loan.

"Pricing Rate" shall mean, with respect to any Transaction and as of any date of determination, a per annum rate equal to the LIBOR Rate in effect for the applicable Pricing Period plus the Applicable Spread (subject to adjustment and/or conversion as provided in Sections 3(k), 3(l), 3(m) and 3(n) of this Agreement).

"Prime Mortgage Loan" shall mean a Mortgage Loan with an LTV of less than or equal to 80% whose Mortgagor has (i) a FICO score of 700 or greater and (ii) a debt-to-income ratio less than or equal to 43%.

"Prime Non-QM Loan" shall mean a Prime Mortgage Loan that is not a Qualified Mortgage Loan for a Mortgaged Property that is owner-occupied, a second home of the Mortgagor or purchased as an investment by the Mortgagor.

"Prime QM Loan" shall mean a Prime Mortgage Loan that is also a Qualified Mortgage Loan for a Mortgaged Property that is owner-occupied, a second home of the Mortgagor or purchased as an investment by the Mortgagor.

"Principal Payment" shall mean, with respect to any Purchased Loan, any payment of principal (including any or full and partial prepayment) received in respect thereof (including insurance casualty or condemnation proceeds to the extent that such proceeds are not to be reserved, escrowed, re-advanced or applied for the benefit of the Mortgagor or the related Mortgaged Property and to the extent that such proceeds are permitted by the terms of the Purchased Loan Documents to be applied to principal and which are, in fact, so applied). For purposes of clarification, prepayment premiums, fees or penalties shall not be deemed to be principal.

"Prohibited Person" shall mean any Person subject to trade restrictions under any Federal Trade Embargo.

"Purchase Date" shall mean with respect to any Purchased Loan, the date on which such Purchased Loan is purchased by Buyer from the applicable Seller hereunder.

"Purchase Price" shall mean with respect to each Purchased Loan, the price at which such Purchased Loan is transferred by the applicable Seller to Buyer on the Purchase Date therefor; provided, however, that the initial Purchase Price for any Purchased Loan shall be an amount (expressed in dollars) that does not exceed the lesser of (A) the Purchase Price Percentage applicable to such Purchased Loan on such Purchase Date times the Asset Value of such Purchased Loan and (B) the Maximum Price.

"Purchase Price Percentage" shall mean, as of any date of determination *.

"Purchased Loan" shall mean (i) with respect to any Transaction, the Eligible Loans sold by the applicable Seller to Buyer in such Transaction, and (ii) with respect to the Transactions in general, all Eligible Loans (including all related Advances) sold by the applicable Seller to Buyer.

"Purchased Loan Documents" shall mean, with respect to (i) a Purchased Loan or (ii) a Mortgage Loan proposed to be sold to Buyer hereunder, the related documents comprising the Purchased Loan File for such Mortgage Loan.

"Purchased Loan File" shall mean, with respect to any (i) Purchased Loan or (ii) Mortgage Loan proposed to be sold to Buyer hereunder, the documents specified as the

"Purchased Loan File" in Section 7(b)(i), together with any additional documents and information required to be delivered to Buyer, Repo Agent or their respective designee (including Custodian) pursuant to this Agreement and the other Transaction Documents.

"Purchased Loan Information" shall mean, with respect to each Mortgage Loan proposed to be sold to Buyer hereunder (inclusive of any Advances thereunder), the information set forth in Schedule 1 attached hereto, as the same may be amended, supplemented or otherwise modified from time to time with the prior written consent of the applicable Seller and Repo Agent.

"Purchased Loan Schedule" shall mean a schedule of Purchased Loans, together with the Purchased Loan Information, for each such loan identified in the related Trust Receipt delivered in accordance with the Custodial Agreement.

"Qualified Assignee" shall mean, as of any date of determination, any Person having an "investment grade" rating or a NAV of not less than $1,000,000,000.

"Qualified Mortgage Loan" shall mean shall mean a Mortgage Loan that (i) is a "qualified mortgage" within the meaning of Section 1026.43(e)(2) of 12 C.F.R. Part 1026 ("Regulation Z") without reference to Sections 1026.43(e)(4), (5), (6) or (f) of Regulation Z, (ii) complies with the total points and fees limitations for a qualified mortgage set forth in Section 1026.43(e)(3) of Regulation Z (including the inflation adjustments provided for in Section 1026.43(e)(3)(ii) of Regulation Z), (iii) does not provide for a balloon payment and (iv) qualifies either for (x) the safe harbor set forth in Section 1026.43(e)(1)(i) of Regulation Z or (y) the presumption of compliance set forth in Section 1026.43(e)(1)(ii) of Regulation Z.

"Recipient" shall have the meaning specified in the definition of Excluded Taxes. "Records" shall mean all instruments,

agreements and other books, records, and reports

and data generated by other media for the storage of information maintained by the applicable Seller or any other Person with respect to a Repurchase Asset, including any computer tapes delivered by such Seller or any of its Affiliates to Buyer or Repo Agent and any other instruments necessary to document or service a Purchased Loan.

"Reference Banks" shall mean any leading banks selected by Repo Agent which are engaged in transactions in Eurodollar deposits in the international Eurocurrency market with an established place of business in London.

"Register" shall have the meaning specified in Section 16(c) hereof.

"Regulations T, U and X" shall mean Regulations T, U and X of the Board of Governors of the Federal Reserve System (or any successor), as the same may be modified and supplemented and in effect from time to time.

"Relevant Party" shall mean each Seller, Guarantor, or any of them, as the context may require.

"Remittance Account" shall have the meaning specified in Section 5(a).

"Remittance Account Bank" shall mean U.S. Bank National Association or any successor Remittance Account Bank appointed by Sellers and reasonably acceptable to Repo Agent.

"Remittance Account Control Agreement" shall mean the Remittance Account Control Agreement, dated on or around the Closing Date, executed by Buyer, Seller A and Angel Oak Mortgage REIT, Inc., as a seller, and the Remittance Account Bank, as amended on the

November 2023 Amendment Date, solely to add Seller B as a seller thereunder and remove Angel Oak Mortgage REIT, Inc. as a seller thereunder, as the same may be further amended, supplemented, otherwise modified or replaced from time to time.

"Remittance Date" shall mean the twenty-fifth (25th) calendar day of each month beginning in November 2018, or the next succeeding Business Day, if such calendar day shall not be a Business Day.

"Repo Agent" means Global Investment Bank 3, or any successor or assign thereof as Repo Agent hereunder.

"Reporting Date" means the twelfth (12th) Business Day of each month.

"Repurchase Assets" shall have the meaning specified in Section 6(a).

"Repurchase Date" shall mean, with respect to any Purchased Loan, the date that is the earliest to occur of the following: (i) the Facility Termination Date, (ii) the date that is two (2) Business Days prior to the maturity date of such Purchased Loan, (iii) the related Early Repurchase Date (if applicable), or (iv) the related Accelerated Repurchase Date (if applicable).

"Repurchase Price" shall mean, with respect to any Purchased Loan as of any date, the price at which such Purchased Loan is to be transferred from Buyer to the applicable Seller upon termination of the related Transaction; in each case, such price shall equal the sum of (x) the Purchase Price of such Purchased Loan, (y) the accrued and unpaid Price Differential with respect to such Purchased Loan and (z) all other amounts then due and payable under the Transaction Documents as of the date of such determination, minus (i) all Income and other cash actually received by Buyer in respect of such Purchased Loan and applied towards the Repurchase Price pursuant to this Agreement and (ii) the amount of cash received by Buyer to cure any Margin Deficit pursuant to Section 4(a) and applied to reduce the outstanding Purchase Price of such Purchased Loan thereunder.

"Repurchased Loan" shall mean any Purchased Loan that has been repurchased by the applicable Seller pursuant to the terms hereof.

"Requirement of Law" shall mean any law, statute, ordinance, treaty, rule, regulation, code, directive, policy, order or requirement or determination of an arbitrator or a court or other Governmental Authority whether now or hereafter enacted or in effect.

"Reserve Interest Rate" shall mean with respect to any LIBOR Determination Date, the rate per annum that Repo Agent determines to be either (i) the arithmetic mean (rounded to the nearest whole multiple of 1/100%) of the one-month or overnight U.S. dollar lending rates (as applicable) which New York City banks selected by Repo Agent are quoting on the relevant LIBOR Determination Date the principal London offices of leading banks in the London interbank market or (ii) in the event that Repo Agent can determine no such arithmetic mean, the lowest one- month or overnight U.S. dollar lending rate (as applicable) which New York City banks selected by Repo Agent are quoting on such LIBOR Determination Date to leading European banks.

"Reserve Requirement" shall mean, with respect to any date of determination, the aggregate (without duplication) of the rates (expressed as a decimal fraction) of reserve requirements in effect on such date (including, without limitation, basic, supplemental, marginal and emergency reserves under any regulations of the Board of Governors of the Federal Reserve System or other governmental authority having jurisdiction with respect thereto) dealing with reserve requirements prescribed for Eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of such Board of Governors) maintained by Buyer.

"Revolving Period" means the period commencing on the Closing Date and ending on the Scheduled Termination Date; provided that the Revolving Period shall not be in effect after the occurrence and during the continuance of an Event of Default.

"Sanctioned Country" means any country subject to a sanctions program identified on the list maintained by OFAC and available at http://www.treas.gov/offices/enforcement/ ofac/programs, or as otherwise published from time to time.

"Sanctioned Person" shall mean (i) a Person named on the list of "Specially Designated Nationals" or "Blocked Persons" maintained by OFAC available at http://www.treas.gov/offices/enforcement/ofac/sdn, or as otherwise published from time to time, or (ii) (a) an agency of the government of a Sanctioned Country, (b) an organization controlled by a Sanctioned Country or (c) a Person resident in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC.

"Scheduled Termination Date" shall mean November 7, 2024.

"Seasoned" shall mean, with respect to any Purchased Loan as of any date of determination, the number of months elapsed since the first due date of the scheduled monthly loan payment for such Purchased Loan.

"SEC" means the U.S. Securities and Exchange Commission, or any successor thereto. "Seller A" shall mean Angel Oak

Mortgage Fund TRS, a Delaware statutory trust. "Seller B" shall mean Angel Oak Mortgage Operating Partnership, LP, a

Delaware limited

partnership.

"Sellers" shall mean, collectively, Seller A and Seller B (each, a "Seller"). "Serviced Loans" shall have the meaning specified

in the Servicer Acknowledgment.

"Servicer" shall mean each of (i) SPS or (ii) any other servicer appointed by Sellers and acceptable to Repo Agent in its sole and absolute discretion as evidenced by a separate letter agreement among the Sellers, applicable servicer and the Repo Agent.

"Servicer Acknowledgment" shall mean, (i) the applicable Servicer Acknowledgment and Irrevocable Instruction Letter, dated on or around the Closing Date, from Buyer and acknowledged and agreed to by Servicer, Seller A, Angel Oak Mortgage REIT, Inc. and any permitted sub- servicer, as amended on the November 2023 Amendment Date, solely to add Seller B as a seller thereunder and remove Angel Oak Mortgage REIT, Inc. as a seller thereunder, as the same may be further amended, supplemented or otherwise modified from time to time with the consent of Repo Agent in its sole and absolute discretion or (ii) any other servicer acknowledgement and irrevocable instruction letter from Buyer and acknowledged and agreed to by a Servicer after the Closing Date pursuant to clause (ii) of the definition of "Servicer", Sellers and any permitted sub- servicer.

"Servicer Remittance Date" shall mean, with respect to each Servicing Agreement, the Business Day(s) on which the related Servicer is required to remit Income to the Remittance Account pursuant to such Servicing Agreement and the related Servicer Acknowledgment.

"Servicer Termination Event" shall mean, with respect to any Servicer, (i) any material failure by such Servicer to service the Purchased Loans in accordance with Accepted Servicing Practices which failure to service, as determined by Repo Agent in its sole and absolute discretion exercised in good faith, could reasonably be expected to result in a Material Adverse

Effect and continues uncured for three (3) Business Days after receipt of written notice thereof from Repo Agent, (ii) any failure by such Servicer to remit to the applicable Collection Account or the Remittance Account any amount required to be deposited therein pursuant to the terms of this Agreement, the related Servicer Acknowledgment or the related Servicing Agreement, which failure continues uncured for three (3) Business Days after the earlier of receipt of written notice thereof from Repo Agent or any Relevant Party acquires knowledge of such failure, (iii) the occurrence of an Event of Default under this Agreement or an "event of default", "servicer termination event" or similar event under the related Servicing Agreement or the related Servicer Acknowledgment (after the expiration of any grace or cure periods thereunder), (iv) such Servicer is suspended or terminated as an approved servicer by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association, as applicable or (v) such Servicer's credit rating is downgraded or reduced as a servicer of mortgage loans by one or more of the nationally recognized rating agencies that maintains a servicer rating system to "below average" or below.

"Servicing Agreement" shall mean, as applicable, (a) the SPS Servicing Agreement, as modified by the Servicer Acknowledgment, as the same may be further amended, supplemented or otherwise modified from time to time with the consent of Repo Agent in its sole and absolute discretion, and (b) with respect to any successor Servicer, any other servicing agreement with such Servicer in form and substance satisfactory to Repo Agent.

"Servicing Records" means servicing records, including but not limited to any and all servicing agreements, files, documents, records, data bases, computer tapes, copies of computer tapes, proof of insurance coverage, insurance policies, appraisals, other closing documentation, payment history records and any other records relating to or evidencing the servicing of Purchased Loans.

"Servicing Released Purchased Loans" shall have the meaning specified in Section 1. "Servicing Retained Purchased Loans" shall

have the meaning specified in Section 1. "Servicing Rights" means contractual, possessory or other rights of Seller and/or the

related

Servicer to administer or service any Purchased Loans (or to possess any Servicing Records
relating thereto), including, to the extent applicable: (i) the rights to service such Purchased Loans;
(ii) the right to receive compensation (whether direct or indirect) for such servicing, including the right to receive and retain the related servicing fee and all other fees with respect to such Purchased Loans; and (iii) all rights, powers and privileges incidental to the foregoing, together with all Servicing Records relating thereto.

"Servicing Standard" means the requirement that each Servicer service the applicable Purchased Loans in accordance with Accepted Servicing Practices and comply with all of its respective obligations and duties pursuant the related Servicing Agreement and the related Servicer Acknowledgment, as applicable, including but not limited to its respective obligations to:

(a)   maintain, or cause to be maintained, accurate records with respect to the related Purchased Loans and identify on its systems Buyer as the beneficial owner of such Purchased Loans and, as applicable, that such Purchased Loans have been sold to Buyer pursuant to this Agreement;

(b)   maintain systems and operating procedures necessary to comply with all the terms of the related Servicing Agreement and the related Servicer Acknowledgment, as applicable, including but not limited to maintaining records and systems necessary to indicate cumulative recoveries on each category of Purchased Loans serviced by it;

(c)   deposit all Income received by such Servicer with respect to the related Purchased Loans into the applicable Collection Account within two (2) Business Days of such Servicer's receipt thereof;

(d)   make protective servicing advances (including without limitation for taxes, homeowners' association fees, dues and assessments, insurance and property preservation) in accordance with the terms of the related Servicing Agreement and Accepted Servicing Practices; and

(e)   obtain and maintain applicable property insurance in amounts and types that are set forth in the related Servicing Agreement.

"Significant Modification" shall mean, with respect to any Mortgage Loan, any waiver or modification of any material term of such Mortgage Loan, other than (a) a modification of a Mortgage Loan solely to extend the term to maturity of such Mortgage Loan consistent with customary industry practices for mortgage loans similar to such Mortgage Loan or (b) to increase the commitment amount.

"Sixty-day Delinquent Loan" shall mean any mortgage loan which is sixty (60) or more days delinquent (calculated under the MBA Method) in payment of any related loan payment (including, without limitation, any payment in respect of principal, interest, taxes, insurance premiums and homeowner's association dues), without regard to any grace or cure period.

"Solvent" shall mean with respect to any Person at any time, having a state of affairs such that all of the following conditions are met at such time: (i) the fair value of the assets and property of such Person is greater than the amount of such Person's liabilities (including disputed, contingent and unliquidated liabilities) as such value is established and liabilities evaluated for purposes of Section 101(32) of the Bankruptcy Code, (ii) the present fair salable value of the assets and property of such Person in an orderly liquidation of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured and (iii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature.

"SPS" shall mean Select Portfolio Servicing, Inc.

"SPS Servicing Agreement" shall mean that certain Amended and Restated Servicing Agreement, dated effective as of August 1, 2019, between Seller A, as mortgage servicing rights owner, and SPS, as servicer, as the same may be amended, supplemented, otherwise modified or replaced from time to time.

"Subsidiary" shall mean, with respect to any Person, any other Person of which at least a majority of the securities or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation, partnership, limited liability company or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership, limited liability company or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

"Tangible Net Worth" shall mean, with respect to any Person, the difference between such Person's total assets and total liabilities, each determined in accordance with GAAP, minus the sum of all assets which are classified as intangible assets under GAAP.

"Taxes" shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to Tax or penalties applicable thereto.

"Thirty-day Delinquent Loan" shall mean any mortgage loan which is thirty (30) or more days delinquent (calculated under the MBA Method) in payment of any related loan payment (including, without limitation, any payment in respect of principal, interest, taxes, insurance premiums and homeowner's association dues), without regard to any grace or cure period.

"Title Policy" shall mean an American Land Title Association loan title insurance policy or a comparable form of loan title insurance policy approved for use in the applicable jurisdiction (or, if such policy is yet to be issued, a pro forma policy, a preliminary title policy with escrow instructions or a "marked up" commitment, in each case binding on the title insurer).

"Total Indebtedness" shall mean, with respect to any Person, as of any date of determination, the aggregate Indebtedness of such Person *plus* the proportionate share of all Indebtedness of all non-consolidated Subsidiaries of such Person as of such date.

"Transaction" shall have the meaning specified in Section 1.

"Transaction Conditions Precedent" shall have the meaning specified in Section 3(e). "Transaction Costs" shall have the

meaning specified in Section 19(b).

"Transaction Documents" shall mean, collectively, this Agreement, the Collection Account Control Agreement, the Remittance Account Control Agreement, the Custodial Agreement, the Fee Letter, the Guaranty Agreement, each Purchased Loan Document, each Servicing Agreement, each Servicer Acknowledgment, all Confirmations executed pursuant to this Agreement in connection with specific Transactions and all other documents executed in connection herewith and therewith.

"Transaction Request" shall have the meaning specified in Section 3(a).

"Transfer" shall mean, with respect to any Person, any sale or other whole or partial conveyance of all or any portion of such Person's assets, or any direct or indirect interest therein to a third party (other than in connection with the transfer of a Purchased Loan to Buyer in accordance herewith), including the granting of any purchase options, rights of first refusal, rights of first offer or similar rights in respect of any portion of such assets or the subjecting of any portion of such assets to restrictions on transfer.

"Trust Receipt" shall mean a trust receipt issued by Custodian to Buyer confirming Custodian's possession of certain Purchased Loan Files that are the property of, and held by Custodian on behalf of, Buyer (or any other holder of such trust receipt) in the form required under the Custodial Agreement.

"UCC" shall mean the Uniform Commercial Code as in effect from time to time in the State of New York; provided that if by reason of mandatory provisions of law, the perfection or the effect of perfection or non-perfection of any security interest is governed by the Uniform Commercial Code as in effect in a jurisdiction other than New York, with respect to perfection or the effect of perfection or non-perfection, "UCC" shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions of this Agreement relating to such perfection or effect of perfection or non-perfection.

"Underwriting Guidelines" shall mean the loan purchase guidelines of Sellers delivered to Buyer on the Closing Date and certified by an authorized representative of Guarantor pursuant to Section 7(d)(i)(H).

"United States Person" means any Person that is a "United States person" as defined in Section 7701(a)(30) of the Code.

"U.S. Tax Compliance Certificate" shall have the meaning specified in Section 3(p)(ii)(B)(3).

(b)   The following rules of this Section 2(b) apply unless the context requires otherwise. The singular includes the plural and conversely. A gender includes all genders. Where a word or phrase is defined, its other grammatical forms have a corresponding meaning. A reference to an Article, Section, Subsection, Paragraph, Subparagraph, Clause, Annex, Schedule, Appendix, Attachment, Rider or Exhibit is, unless otherwise specified, a reference to an Article, Section, Subsection, Paragraph, Subparagraph or Clause of, or Annex, Schedule, Appendix, Attachment, Rider or Exhibit to, this Agreement, all of which are hereby incorporated herein by this reference and made a part hereof. A reference to a party to this Agreement or another agreement or document includes the party's successors, substitutes or assigns permitted by the Transaction Documents. A reference to an agreement or document is to the agreement or document as amended, modified, novated, supplemented or replaced in accordance with the terms thereof, except to the extent prohibited by any Transaction Document. A reference to legislation or to a provision of legislation includes a modification, codification, replacement, amendment or reenactment of it, a legislative provision substituted for it and a rule, regulation or statutory instrument issued under it. A reference to writing includes a facsimile or electronic transmission and any means of reproducing words in a tangible and permanently visible form. A reference to conduct includes an omission, statement or undertaking, whether or not in writing. The words "hereof," "herein," "hereunder" and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context clearly requires or the language provides otherwise. The word "including" is not limiting and means "including without limitation." The word "any" is not limiting and means "any and all" unless the context clearly requires or the language provides otherwise. In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including," the words "to" and "until" each mean "to but excluding," and the word "through" means "to and including." The words "will" and "shall" have the same meaning and effect. A reference to day or days without further qualification means calendar days. A reference to any time means New York time. This Agreement may use several different limitations, tests or measurements to regulate the same or similar matters. All such limitations, tests and measurements are cumulative and shall each be performed in accordance with their respective terms. A reference to a document includes an agreement (as so defined) in writing or a certificate, notice, instrument or document, or any information recorded in computer disk form. Whenever a Person is required to provide any document to Buyer or Repo Agent hereunder, the relevant document shall be provided in writing or printed form unless Repo Agent requests otherwise. Except where otherwise expressly stated, Buyer or Repo Agent, as applicable, may give or withhold, or give conditionally, approvals and consents, and may form opinions and make determinations, in its sole and absolute discretion. Reference herein or in any other Transaction Document to Buyer's or Repo Agent's discretion, shall mean, unless otherwise expressly stated herein or therein, Buyer's or Repo Agent's, as applicable, sole and absolute discretion, and the exercise of such discretion shall be final and conclusive. In addition, whenever Buyer or Repo Agent has a decision or right of determination, opinion or request, exercises any right given to it to agree, disagree, accept, consent, grant waivers, take action or no action or to approve or disapprove (or any similar language or terms), or any arrangement or term is to be satisfactory or acceptable to or approved by Buyer or Repo Agent (or any similar language or terms), the decision of Buyer or Repo Agent, as applicable, with respect thereto shall be in the sole and absolute discretion of Buyer or Repo Agent, as applicable, and such decision shall be final and conclusive, except as may be otherwise specifically provided herein.

(c)   Unless the context otherwise clearly requires, all accounting terms not expressly defined herein shall be construed in accordance with GAAP, and all accounting determinations, financial computations and financial statements required hereunder shall be made in accordance with GAAP, without duplication of amounts, and on a consolidated basis with all Subsidiaries, except that such determinations and financial computations with respect to any Person shall only include joint ventures and other Persons, whether or not such joint ventures and other Persons would be consolidated in accordance with GAAP, to the extent of such Person's proportionate share of the equity and results of operations of such joint venture or other Person.

3.   INITIATION; CONFIRMATION; TERMINATION; FEES

(a)   Each Seller may, from time to time during the Revolving Period, request that Buyer enter into a Transaction with respect to one or more Mortgage Loans proposed to be sold to Buyer by such Seller. Such Seller shall initiate each request by submitting the Purchased Loan Information for each Mortgage Loan and, if applicable, a request that the Purchase Price be remitted to the Disbursement Account (a "<u>Transaction Request</u>") to Repo Agent for Repo Agent's review and approval. All fundings are subject to Repo Agent's approval in its sole and absolute discretion. This Agreement is not a commitment by Buyer to enter into Transactions with either Seller but rather sets forth the procedures to be used in connection with periodic requests for Buyer to enter into Transactions with each Seller. Each Seller hereby acknowledges that Buyer is under no obligation to agree to enter into, or to enter into, any Transaction, to purchase any Mortgage Loan. Buyer and its representatives shall have the right to review all Mortgage Loans in connection with any Transaction and to conduct its own due diligence investigation of such Mortgage Loans, pursuant to <u>Section 20</u>, as Buyer determines is necessary in Buyer's sole and absolute discretion. Notwithstanding any provision to the contrary herein or any other Transaction Document, Buyer or Repo Agent shall be entitled to make a determination, in its sole and absolute discretion, whether a Mortgage Loan qualifies as an Eligible Loan, and whether to reject any request to purchase such Mortgage Loan. The Aggregate Repurchase Price of Purchased Loans subject to outstanding Transactions shall not at any time exceed the Facility Amount.

(b)   If a Seller submits a Transaction Request to Repo Agent before 10:00 a.m. (New York City time) on a Business Day during the Revolving Period, Repo Agent shall within two (2) Business Days (excluding the day of such receipt), either (i) notify such Seller of Buyer's intent to proceed with the Transaction, subject to the terms and conditions of this Agreement, and of its determination with respect to the Purchase Price and the Asset Value for the related Mortgage Loan (such notice, a "<u>Preliminary Approval</u>") or (ii) deny, in Repo Agent's sole and absolute discretion, such Seller's request for the applicable Transaction. Repo Agent's failure to respond to such Seller within two (2) Business Days shall be deemed to be a denial of such Seller's request to enter into the proposed Transaction, unless Repo Agent and such Seller have agreed otherwise in writing.

(c)   Upon a Seller's receipt of Repo Agent's Preliminary Approval with respect to a Transaction, such Seller shall, if such Seller desires to enter into such Transaction with respect to the related Mortgage Loan, upon the terms set forth by Repo Agent in its Preliminary Approval, deliver the documents set forth below in this <u>Section 3(c)</u> with respect to each Mortgage Loan and related Mortgaged Property or Mortgaged Properties (to the extent applicable and not already delivered to Buyer or Custodian in connection with Repo Agent's review of the proposed Transaction) as a condition precedent to Buyer's issuance of a Confirmation, all in a manner and/or form satisfactory to Repo Agent in its sole and absolute discretion and pursuant to documentation satisfactory to Repo Agent in its sole and absolute discretion:

(i)   <u>Delivery of Purchased Loan Documents</u>. The applicable Seller shall deliver to Custodian the Purchased Loan Documents (with an electronic copy thereof to Repo Agent), together with the related Custodial Delivery Certificate (with a copy to Repo Agent), as described in <u>Section 7(b)</u>.

(ii)   Trust Receipt. Custodian shall have delivered to Repo Agent a Trust Receipt, inventory report and exception report relating to such Purchased Loans.

(iii)   Exception Report. The applicable Seller shall have delivered to Repo Agent, a written report of any exceptions to the representations and warranties in Exhibit III attached hereto (an "Exception Report").

(iv)   Serviced Loans List. Each Servicer shall have delivered to the applicable Seller and Repo Agent an updated list of Serviced Loans and a list of the related Mortgaged Properties, pursuant to the related Servicer Acknowledgment.

(v)   Other Documents. Buyer and Repo Agent shall have received such other documents in the applicable Seller's possession as Repo Agent shall reasonably deem to be necessary.

If a Seller delivers to Repo Agent the documents and materials contemplated in clauses (i) through (v) above by 10:00 a.m. New York City time on any Business Day, Repo Agent shall, within one (1) Business Day of receipt, in its sole and absolute discretion either confirm that this Section 3(c) has been satisfied or notify such Seller of any missing documents and materials.

(d)   On or prior to the Purchase Date, for each Transaction, subject to satisfaction of the Transaction Conditions Precedent, Buyer and the applicable Seller shall execute and deliver a written confirmation relating to such Transaction, substantially in the form of a Confirmation.

(e)   Provided that Section 3(c) and each of the applicable Transaction Conditions Precedent set forth in this Section 3(e) have been satisfied (or waived by Repo Agent in its sole and absolute discretion), and subject to the applicable Seller's rights under Section 3(f), Buyer shall transfer the Purchase Price to such Seller or the Disbursement Agent, as applicable, with respect to each Mortgage Loan for which it has issued a Confirmation on the Purchase Date specified therein, and, in connection with the sale of the Purchased Loan to Buyer hereunder, the related Mortgage Loan shall be concurrently transferred by such Seller to Buyer or its nominee. For purposes of this Section 3(e), the conditions precedent to any proposed Transaction ("Transaction Conditions Precedent") shall be satisfied with respect to such proposed Transaction if:

(i)   Repo Agent shall have received each of the documents and other items required by Section 7(d);

(ii)   The Revolving Period shall not have ended and no Default, Margin Deficit or Servicer Termination Event shall have occurred and be continuing as of the Purchase Date for such proposed Transaction;

(iii)   the representations and warranties made by the applicable Seller in this Agreement shall be true and correct as of the Purchase Date for such

Transaction and such Seller shall have delivered to Repo Agent an Officer's Certificate of such Seller certifying that the representations and warranties made by such Seller in this Agreement are true and correct as of the Purchase Date for such Transaction (in each case except such representations which by their terms speak as of a specified date and subject to any exceptions disclosed to Repo Agent in an Exception Report prior to issuance of the related Confirmation by Buyer);

(iv)   Repo Agent shall have (A) determined that such Mortgage Loan (x) is an Eligible Loan and (y) is not and has never been a Defaulted Loan and is not a Thirty-day Delinquent Loan, in each case as of the Purchase Date in accordance with the applicable provisions of Section 3(a), (B) either (x) completed, to its satisfaction, any due diligence review of each such proposed Mortgage Loan or (y) received notice pursuant to Section 20(c) from the related Seller that such Mortgage Loan will be a Post-Purchase Diligence Loan, and (C) obtained internal credit and other approvals for the inclusion of each such Mortgage Loan as a Purchased Loan in a Transaction;

(v)   the applicable Purchased Loan File described in Section 7(b) shall have been delivered to Custodian, and Buyer shall have received a Trust Receipt from Custodian with respect to such Purchased Loan File;

(vi)   the applicable Seller shall have delivered to each related Mortgagor under any Purchased Loan a letter directing payments to Servicer, unless such Mortgagor is already remitting payments to Servicer, pursuant to the Servicing Agreement, whereupon such Seller shall direct Servicer to remit all such amounts into the applicable Collection Account in accordance with Section 5(a) and to service such payments in accordance with the provisions of this Agreement and the applicable Servicer Acknowledgment;

(vii)   the applicable Seller shall have paid to Buyer and Repo Agent, as applicable, any unpaid Transaction Costs in respect of such Purchased Loan due and owing by such Seller (which amounts and fees described in this clause (vii), at such Seller's option, may be held back and netted from funds remitted to such Seller by Buyer on the Purchase Date);

(viii)   the outstanding Aggregate Repurchase Price for all Purchased Loans, when added to the Purchase Price for the requested Transaction, shall not exceed the Facility Amount;

(ix)   the aggregate Purchase Price for all such Transactions, in each case entered into on such Purchase Date shall not be less than $1,000,000;

(x)   such purchase shall not result in more than one (1) initial Purchase Date in any calendar week for Mortgage Loans unless otherwise agreed to by Repo Agent in writing in its sole and absolute discretion;

(xi)   as determined by Repo Agent and in its sole and absolute discretion exercised in good faith, no (i) Material Adverse Effect or (ii) event or circumstance that would reasonably be expected to have a Material Adverse Effect, shall have occurred and be continuing;

(xii)   each Relevant Party shall be in compliance with the terms and conditions of the Transaction Documents applicable to it as of such Purchase Date;

(xiii)   Repo Agent shall not have determined that the introduction of or a change in any Requirement of Law or in the interpretation or administration of any Requirement of Law applicable to Buyer has made it unlawful, and no Governmental Authority shall have asserted that it is unlawful, for Buyer to enter into Transactions with a Pricing Rate based on LIBOR, *provided however*, this section shall not be applicable if a Benchmark Replacement is available;

(xiv)   there shall not have occurred, as determined by Repo Agent:

(A)   (a) a material adverse change in financial, banking or capital markets, an outbreak or escalation of hostilities or a material change in national or international political, financial or economic conditions which, in Repo Agent's sole good faith discretion, increases the risk to the Buyer of entering into Transactions as contemplated by the Transaction Documents, or (b) a general suspension of trading on major stock exchanges, or (c) a material disruption in or moratorium on commercial banking activities or securities settlement services; or

(B)   (a) an event or events resulting in the effective absence of a "repo market" or comparable "lending market" for financing debt obligations secured by mortgage loans similar to the Purchased Loans, or (b) an event or events shall have occurred resulting in Buyer not being able to finance Eligible Loans through the "repo market" or "lending market" with traditional counterparties at rates which would have been commercially reasonable prior to the occurrence of such event or events;

(xv)   evidence that all actions necessary or, in the opinion of Buyer, desirable to perfect and protect Buyer's interest in the Purchased Loans and the other Repurchase Assets have been taken, including, without limitation, duly authorized and filed Uniform Commercial Code financing statements on Form UCC-1; and

(xvi)   such Transaction shall not conflict with or result in a breach or violation of any of the terms, conditions, provisions or stipulations contained in the Governing Documents of any Relevant Party.

(f) Each Confirmation, together with this Agreement, shall constitute conclusive evidence of the terms agreed between Buyer and Sellers with respect to the Transaction to which the Confirmation relates. Each Confirmation shall be deemed to be incorporated herein by reference with the same effect as if set forth herein at length. In the event of any conflict between this Agreement and a Confirmation, the terms of the Confirmation shall control with respect to the related Transaction.

(g) Each Seller shall be entitled to terminate any Transaction on demand, and repurchase the related Purchased Loans on any Business Day prior to the applicable Repurchase Date (an "Early Repurchase Date"), subject to the applicable Seller's satisfaction of the following requirements and limitations:

   (i) no more than two (2) Early Repurchase Dates may occur in any calendar month;

   (ii) no Default, Event of Default or Margin Deficit shall be continuing or would occur or result from such early repurchase, unless, in the case of a Default or Margin Deficit, otherwise cured in connection with such repurchase;

   (iii) the applicable Seller notifies Repo Agent in writing, no later than (x) ten (10) Business Days prior to the Early Repurchase Date in the case of a termination in connection with a broadly distributed and marketed securitization transaction or (y) five (5) Business Days prior to the Early Repurchase Date otherwise, of its intent to terminate such Transaction and repurchase the related Purchased Loan;

   (iv) the applicable Seller shall pay to Buyer or Repo Agent, as applicable, on the Early Repurchase Date an amount equal to the sum of the Repurchase Price for such Transaction, all Transaction Costs and any applicable Exit Fee and any other amounts payable by such Seller and outstanding under this Agreement (including, without limitation, Sections 3(k), 3(l) and 3(m), if any) with respect to such Transaction against transfer to such Seller or its agent of the related Purchased Loan.

(h) On the Repurchase Date (or the Early Repurchase Date, as applicable), termination of the applicable Transactions will be effected by transfer to the applicable Seller or, if requested by such Seller, its designee of the related Purchased Loans (and not substitutes therefor), free and clear of any Liens on such Purchased Loans created by or through Buyer, and any Income in respect thereof received by Buyer or Repo Agent (and not previously credited or transferred to, or applied to the obligations of, such Seller pursuant to Section 4 or Section 5) against the simultaneous transfer of the Repurchase Price, all Transaction Costs and any other amounts payable by such Seller and outstanding under this Agreement or the Fee Letter (including without limitation, Sections 3(i), 3(j) and 3(k), if any) to an account of Buyer or Repo Agent, as applicable; provided, however, that with respect to any Repurchase Date that occurs on the second Business day prior to the maturity date for such Purchased Asset by reason of clause (ii) of the definition of "Repurchase Date" settlement of the payment of the Repurchase Price and such amounts may occur up to the second Business Day after such Repurchase Date.

(i)   [Reserved].

(j)   With respect to full prepayments made by the related Mortgagor of a Purchased Loan, each Seller agrees to (i) promptly provide or cause Servicer to provide Repo Agent with a copy of a report from Servicer indicating that such Purchased Loan has been the subject of a prepayment in full and (ii) promptly remit to the applicable Collection Account all Income with respect to the related, prepaid Purchased Loan. Buyer agrees to promptly release its ownership interest in Purchased Loans which have been prepaid in full after receipt of evidence of compliance with clauses (i) and (ii) of the immediately preceding sentence. Amounts on deposit in the Remittance Account representing prepayments shall be applied by Buyer to such Repurchase Price for such prepaid Purchased Loan and any other amounts owing to Buyer under this Agreement in the order of priority specified in Section 5.

(k)   (i) Notwithstanding anything to the contrary herein or in any other Transaction Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, then, pursuant to terms and according to procedures set forth in Exhibit V, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder or under any Transaction Document in respect of such determination on such date and all determinations on all subsequent dates.

(ii) If (A) Repo Agent shall have determined in good faith (which determination shall be conclusive and binding upon each Seller absent manifest error) that, by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the LIBOR Rate (other than due to a Benchmark Transition Event), or (B) the LIBOR Rate determined or to be determined will not adequately and fairly reflect the cost to Buyer (as determined by Repo Agent) of making or maintaining Transactions, Repo Agent shall give notice thereof to Sellers as soon as practicable thereafter. If such notice is given, the Pricing Rate with respect to the Transaction until such notice has been withdrawn by Repo Agent, shall be a per annum rate equal to the sum of (1) the Federal Funds Rate, plus (2) 0.25% plus (3) the Applicable Spread (the "Alternative Rate").

(l)   Notwithstanding any other provision herein, in the event that on any date Repo Agent shall have determined in good faith (which determination shall be final and conclusive and binding upon all parties hereto) that the making, maintaining or continuation of any Transaction bearing interest with reference to the LIBOR Rate (a "LIBOR Rate Transaction") (i) has become unlawful as a result of compliance by Buyer in good faith with any law, treaty, governmental rule, regulation, guideline or order (or would conflict with any such treaty, governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or (ii) has become impracticable, as a result of contingencies occurring after the date of this Agreement which materially and adversely affect the London interbank market or the position of Buyer in that market, then, and in any such event, Repo Agent shall on that day give notice (by email, facsimile or by telephone confirmed in writing) to Sellers of such determination. Thereafter (1) Buyer shall not enter into any new LIBOR Rate Transactions, (2) Buyer's obligation to maintain any outstanding LIBOR Rate Transaction (the "Affected Transactions") shall be terminated at the earlier to occur of the expiration of the Pricing Period then in effect with respect to the Affected Transactions or when required by law, and (3) unless a Benchmark Replacement has become effective on or before the date of such termination, the Affected Transactions shall automatically convert into Alternative Rate Transactions on the date of such termination and (4) notwithstanding any other provision of this Agreement, a Benchmark Transition Event shall be deemed to have occurred.

(m)   Upon written demand by Buyer or Repo Agent, Sellers shall indemnify Buyer and hold Buyer harmless from any actual and documented out-of-pocket loss or expense (not to include any indirect or consequential damages including, without limitation, any lost profit or opportunity) (including, without limitation, reasonable out-of-pocket attorneys' fees and disbursements) that Buyer may sustain or incur as a result of (i) a default by a Seller in terminating any Transaction after such Seller has given a notice in accordance with Section 3(g) of a termination of a Transaction,
(ii) any payment of all or any portion of the Repurchase Price, as the case may be, on any day other than a Remittance Date (including, without limitation, any such loss or expense arising from the reemployment of funds obtained by Buyer to maintain Transactions hereunder or from fees payable to terminate the deposits from which such funds were obtained), (iii) the conversion of the Pricing Rate on any Transaction from one based on the LIBOR Rate to one based on the Alternative Rate, other than on a Remittance Date, or (iv) a Seller's failure to sell Eligible Loans to Buyer after such Seller has notified Buyer of a proposed Transaction and prior to such failure Buyer has issued a Confirmation to purchase such Eligible Loans in accordance with the provisions of this Agreement.

(n)   If Repo Agent shall have determined that the adoption of or any change in any Requirement of Law (other than with respect to any amendment made to Buyer's Governing Documents) regarding capital adequacy or in the interpretation or application thereof or compliance by Buyer or any corporation controlling such Person with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority made subsequent to the Closing Date shall have the effect of reducing the rate of return on Buyer's or such corporation's capital as a consequence of its obligations hereunder to a level below that which Buyer or such corporation could have achieved but for such adoption, change or compliance (taking into consideration Buyer's or such corporation's policies with respect to capital adequacy) by an amount deemed by Buyer to be material, then from time to time, the applicable Seller shall promptly pay to Buyer such additional amount or amounts as will compensate Buyer for such reduction; provided, that such Seller shall only be required to pay such amounts to Buyer if Buyer is generally charging such amounts to similarly situated counterparties. For the avoidance of doubt, (x) changes from the current form of the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "change in Requirements of Law" subject to this Section 3(n), regardless of the date enacted, adopted or issued.

(o)   Any and all payments by or on account of any obligation of any Relevant Party under this Agreement or any other Transaction Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law requires the deduction or withholding of any Tax from any such payment, then the applicable Seller shall make (or cause to be made) such deduction or withholding and shall timely pay (or cause to be timely paid) the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable shall be increased by such Seller as necessary so that after such deduction or withholding has been made, Buyer or the Recipient, as applicable, receives an amount equal to the amount it would have received had no such deduction or withholding been made; provided, that such Seller shall only be required to pay such amounts to Buyer if Buyer is generally charging such amounts to similarly situated counterparties. Such Seller shall timely pay any Other Taxes (i) imposed on such Seller to the relevant Governmental Authority in accordance with Requirements of Law, and (ii) imposed on Buyer, as the case may be, upon written notice from such Person setting forth in reasonable detail the calculation of such Other Taxes. As soon as practicable after any payment of Taxes by such Seller to a Governmental Authority pursuant to this Section 3(o), such Seller shall deliver to Buyer or the Recipient, as applicable, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Buyer or the Recipient, as applicable.

(p)   (i) If Buyer is entitled to an exemption from or reduction of withholding Tax with respect to payments made under the Transaction Documents, Buyer or Repo Agent shall deliver to the applicable Seller, at the time or times reasonably requested by such Seller, such properly completed and executed documentation reasonably requested by such Seller as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, Buyer, if reasonably requested by Seller, shall deliver such other documentation prescribed by applicable law or reasonably requested by such Seller as will enable such Seller to determine whether or not Buyer is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 3(p)(ii)(A), Section 3(p)(ii)(B) and Section 3(p)(ii)(D)) shall not be required if in Buyer's reasonable judgment such completion, execution or submission would be illegal, would subject Buyer to any material unreimbursed cost or expense or would otherwise prejudice the legal or commercial position of Buyer.

(ii)   Without limiting the generality of the foregoing,

(A)   if Buyer is a United States Person, it shall deliver to each Seller on or prior to the date on which Buyer becomes a party to this Agreement (and from time to time thereafter upon the reasonable request of Sellers), executed originals of IRS Form W-9 (or any successor form) certifying that Buyer is exempt from U.S. federal backup withholding tax;

(B)   if Buyer is not a United States Person, it shall, to the extent it is legally entitled to do so, deliver to each Seller (in such number of copies as shall be requested by Sellers) on or prior to the date on which Buyer becomes a party under this Agreement (and from time to time thereafter when previously delivered certification expires or becomes obsolete, or otherwise upon the reasonable request of Sellers), whichever of the following is applicable:

(1)   in the case of a Buyer that is claiming the benefits of an income tax treaty to which the United States is a party,
(x) with respect to payments characterized as interest for
U.S. tax purposes under any Transaction Document, executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "interest" article of such tax treaty and
(y)   with respect to any other applicable payments under any Transaction Document, IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(2)   executed originals of IRS Form W-8ECI (or any successor form);

(3)   in the case of a Buyer claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate, reasonably satisfactory to Sellers, to the effect that such Buyer is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of each Seller within the meaning of Section 881(c)(3)(B) of the Code, or a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "U.S. Tax Compliance Certificate") and (y) executed

originals of IRS Form W-8BEN or IRS Form W-8BEN-E; or

(4) to the extent a Buyer is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if Buyer is a partnership and one or more direct or indirect partners of such Buyer are claiming the portfolio interest exemption, such Buyer may provide a U.S. Tax Compliance Certificate, reasonably satisfactory to Sellers, on behalf of each such direct and indirect partner;

(C) if Buyer is not a United States Person, it shall, to the extent it is legally entitled to do so, deliver to each Seller (in such number of copies as shall be reasonably requested by Sellers) on or prior to the date on which Buyer becomes a party to this Agreement (and from time to time thereafter upon the reasonable request of Sellers), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit each Seller to determine the withholding or deduction required to be made; and

(D) if a payment made to Buyer under any Transaction Document would be subject to U.S. federal withholding Tax imposed by FATCA if Buyer were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or Section 1472(b) of the Code, as applicable), Buyer shall deliver to each Seller at the time or times prescribed by law and at such time or times reasonably requested by Sellers such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by Sellers as may be necessary for each Seller to comply with its obligations under FATCA and to determine that Buyer has complied with Buyer's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

Buyer agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Sellers in writing of its legal inability to do so.

(q) If any party determines, in its reasonable discretion, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 3 (including by the payment of additional amounts pursuant to this Section 3), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 3 with respect to the Taxes giving rise to such refund), net of all out-of-pocket costs and expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 3(q) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 3(q), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 3(q) the payment of which would place the indemnified party in a less favorable net after Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(r) If any of the events described in Section 3(k), Section 3(l), Section 3(n) or Section 3(o) result in Repo Agent's election to use the Alternative Rate or Buyer's request for additional amounts or the condition set forth in Section 3(e)(xvi) is not met at any time, then each Seller shall have the option to notify Repo Agent in writing of its intent to terminate this Agreement and all of the Transactions and repurchase all of the Purchased Loans no later than five (5) Business Days after such notice is given to Repo Agent, and such repurchase by a Seller shall be conducted pursuant to and in accordance with Section 3(g). The election by a Seller to terminate the Transactions in accordance with this Section 3(r) shall not relieve such Seller for liability with respect to any fees payable to Buyer or Repo Agent under the Transaction Documents or any additional amounts or increased costs actually incurred by Buyer prior to the actual repurchase of the Purchased Loans.

(s) From and after the Facility Termination Date, Buyer shall have no further obligation to consider any request to purchase any Mortgage Loans. On the Facility Termination Date, each Seller shall be obligated to repurchase all of the Purchased Loans and transfer payment of the Repurchase Price for each such Purchased Loan, together with any and all other Obligations due and payable to Buyer or Repo Agent under this Agreement or any other Transaction Agreement. Following the Facility Termination Date, Buyer shall not be obligated to transfer any Purchased Loans to either Seller until payment in full to Buyer and Repo Agent of all amounts due under this Agreement, the Fee Letter and the other Transaction Documents.

(t) Each party's obligations under Subsections (j), (k), (l), (m), (n), (o), (p) and (q) of this Section 3 shall survive any assignment of rights by Buyer, the termination of this Agreement and the repayment, satisfaction or discharge of all obligations under any Transaction Document.

4. MARGIN MAINTENANCE; INELIGIBLE LOANS

(a) Repo Agent shall have the right to determine and re-determine the Market Value of each Purchased Loan in the manner specified in this Agreement as frequently as daily, in its sole good faith discretion and in a commercially reasonable manner. For the avoidance of doubt, Repo Agent shall have the absolute right to so determine or re-determine the Market Value of such Purchased Loan, at any time, including without limitation when such Purchased Loans are added or removed from Transactions hereunder or are otherwise liquidated. Each Seller hereby acknowledges that Repo Agent's determination of Market Value hereunder is for the limited purpose of determining the value of the Purchased Loans for the purposes of this Agreement, is conducted without customary buyer's due diligence and is not necessarily equivalent to a determination of the fair market value of the Purchased Loans achieved by obtaining competing bids in an orderly market in which no Relevant Party or Servicer is in default and the bidders have adequate opportunity to perform customary loan and servicing due diligence. Repo Agent's determination of Market Value, Asset Value and Asset Base Margin Value in the manner specified in this Agreement shall be conclusive and binding upon the parties. If at any time the Aggregate Repurchase Price of the Purchased Loans then subject to Transactions hereunder is greater than the Asset Base Margin Value (a "Margin Deficit"), then Repo Agent may, at its sole option and by notice to Sellers (as such notice is more particularly set forth in Section 4(b)), require Sellers to transfer to Buyer cash in an amount sufficient to reduce the Aggregate Repurchase Price to the Asset Base Margin Value (such requirement, a "Margin Call"); provided, that a Margin Deficit shall not trigger a Margin Call unless such Margin Deficit is equal to or greater than $250,000. Any cash delivered to Buyer pursuant to this Section 4(a) shall be applied by Buyer to reduce the Repurchase Price of each Purchased Loan in such manner as shall be determined by Repo Agent in its sole and absolute discretion exercised in good faith.

(b) Notice delivered by Repo Agent pursuant to Section 4(a) may be given by any written or electronic means. Any notice given before noon (New York City time) on a Business Day shall be met, and the related Margin Call satisfied, no later than 5:00 p.m. (New York City time) on the following Business Day; notice given after 12:00 p.m. (New York City time) on a Business Day shall be met, and the related Margin Call satisfied, no later than 5:00 p.m. (New York City time) on the second following Business Day, and the aggregate outstanding Repurchase Price of the Purchased Loans shall be decreased by the amount of cash so delivered. The failure of Buyer or Repo Agent, on any one or more occasions, to exercise its rights under this Section 4 shall not change or alter the terms and conditions to which this Agreement is subject or limit the right of Buyer or Repo Agent to do so at a later date. Each Seller and Buyer agree that a failure or delay by Buyer or Repo Agent to exercise its rights under this Section 4 shall not limit or waive Buyer's or Repo

Agent's rights under this Agreement or otherwise existing by law or in any way create additional rights for Sellers.

(c) If and for so long as a Margin Deficit exists and remains unsatisfied, Buyer may retain any funds received by it to which each Seller would otherwise be entitled hereunder, which funds (i) shall be held by Buyer against the related Margin Deficit and (ii) shall be applied by Buyer against the Repurchase Price of the Purchased Loans to reduce the Repurchase Price in respect thereof in such manner as shall be determined by Repo Agent. Notwithstanding the foregoing, Buyer and Repo Agent retain the right, in its sole and absolute discretion, to make a Margin Call in accordance with the provisions of this Section 4.

(d) If any Purchased Loan is for any reason not an Eligible Loan, the applicable Seller shall promptly notify Repo Agent and (i) pay Buyer the Repurchase Price of the related Purchased Loan(s) within one (1) Business Day after the earlier of the date that (x) such Seller receives notice thereof from Repo Agent and (y) such Seller obtains knowledge thereof, and (ii) if such Repurchase Price is paid by such Seller, Repo Agent shall transfer such Purchased Loan(s) back to such Seller, and such Seller shall accept any such transfer and cooperate with Repo Agent in connection with effecting such transfer. Payments made by or on behalf of such Seller pursuant to this clause (d) shall be made by depositing to the Remittance Account cash in an amount at least equal to the Repurchase Price of such Purchased Loan(s).

5. **INCOME PAYMENTS**

(a) On or before the Closing Date, Sellers and Buyer shall establish and maintain for the benefit of Buyer, with a bank reasonably acceptable to Buyer, a deposit account (each a "Collection Account") in connection with and relating to each Servicing Agreement or related sub-servicing agreement. On or before the Closing Date, Sellers and Buyer shall establish and maintain with the Remittance Account Bank a deposit account in the name of Sellers for the benefit of Buyer and under the sole control of Buyer with respect to which the Remittance Account Control Agreement shall have been executed (such account, together with any replacement or successor thereof, the "Remittance Account"). Each Seller shall cause all Income with respect to the Purchased Loans to be deposited in the applicable Collection Account. Each Seller shall cause all cash delivered under Section 4 to be deposited in the Remittance Account. In furtherance of the foregoing, all Income in respect of the Purchased Loans shall be the property of Buyer and shall be deposited directly into the applicable Collection Account. All deposits contained in each Collection Account on each applicable Servicer Remittance Date will be transferred to the Remittance Account in accordance with Section 21(d).

(b) Sellers and Buyer shall establish and maintain for the benefit of Buyer, with a bank reasonably acceptable to Buyer, a disbursement account (the "Disbursement

Account") and will administer and maintain such Disbursement Account in accordance with the Disbursement Agent and Account Control Agreement.

(c)   On each Remittance Date, all Income on deposit in the Remittance Account shall be applied (without duplication) by Repo Agent (or by Calculation and Paying Agent on its behalf) as follows:

(i)   *first*, to the extent not previously paid under the applicable Servicing Agreement, to pay, *pro rata*, the following amounts, including any amounts remaining unpaid from prior Remittance Dates: (a) to each Servicer, *pro rata* based on amounts owed and taking into account any limit imposed by the cap set forth in the proviso below to this clause (a), any servicing fee, unreimbursed servicing advances, and indemnities due and owing under the applicable Servicing Agreement as of such date; provided, however, that the Extraordinary Servicing Expenses payable to the Servicers on such Remittance Date pursuant to this clause (a) shall be limited by the Extraordinary Servicing Expenses Annual Cap; (b) to Custodian, the custodial fees due and owing to Custodian solely in respect of the Purchased Loans as of such date; (c) to the Bank and the Calculation and Paying Agent, the fees due and owing under the Remittance Account Control Agreement; and (d) to the Disbursement Agent, the fees due and owing under the Disbursement Agent and Account Control Agreement;

(ii)   *second*, *pro rata*, (a) to Buyer, to pay any Price Differential then due and owing and (b) to Repo Agent, to pay any other fees then due and payable by any Relevant Party;

(iii)   *third*, to Buyer, to pay any increased costs, Indemnified Taxes, Transaction Costs and all other costs, fees, expenses, indemnity amounts and all other Obligations then due and payable by any Relevant Party pursuant to the terms of this Agreement or any other Transaction Document (other than amounts referred to in clause (iv) below);

(iv)   *fourth*, if such Remittance Date occurs while an Event of Default or an Aggregate Liquidity Event has occurred and is continuing, to Buyer, to be applied to the reduction of the outstanding Repurchase Price of each of the Purchased Loans (in such order and in such amounts as Repo Agent may elect in its sole and absolute discretion) until same have been reduced to zero;

(v)   *fifth*, if such Remittance Date occurs during the Revolving Period, to Buyer
(a) all amounts received in connection with any prepayment in full or liquidation of any Purchased Loan or Repurchased Loan up to the outstanding Repurchase Price of such Purchased Loan or Repurchased Loan, and (b) with respect to any principal prepayment in part received in connection with any Purchase Loan, an amount equal to the product of
(i) the initial Purchase Price Percentage for such Purchased Loan and (ii) the

amount of such principal prepayment in part (any such amount so remitted to Buyer with respect to any Purchased Loan under this clause *fifth* to be applied to reduce the outstanding Repurchase Price thereof in such order and in such amounts as Repo Agent may elect in its sole and absolute discretion);

    (vi)   *sixth*, to Buyer, to be applied to the reduction of the outstanding Repurchase Price to eliminate any Margin Deficit then due and owing (taking into account all prior allocations on such Remittance Date);

    (vii)   *seventh*, *pro rata*, to each Servicer, to pay any Extraordinary Servicing Expenses for that Remittance Date as well as any accrued Extraordinary Servicing Expenses remaining unpaid for all prior Remittance Dates, in each case to the extent arising out of or relating to Purchased Loans that are serviced by such Servicer; and

    (viii)   *eighth*, all remaining amounts, if any, to each Seller, pro rata based on its Adjusted Income Percentage.

If, on any Remittance Date, the amounts deposited in the Remittance Account shall be insufficient to make the payments required under clauses (i) through (vii) of this Section 5(c), and Sellers do not otherwise make such payments on such Remittance Date, the same shall constitute an Event of Default hereunder. Notwithstanding any provision to the contrary in this Section 5(c), upon the occurrence and during the continuance of an Event of Default all Income shall be remitted to Buyer for application to the aggregate Repurchase Price and any other Obligations owing by Sellers (or any other Relevant Party) hereunder or under any other Transaction Agreement as Repo Agent deems appropriate and any remainder shall be paid to Sellers.

    (d)   If at any time during the term of any Transaction any Income is distributed to a Seller with respect to the related Purchased Loan or a Seller has otherwise received such Income and has made a payment in respect of such Income to Buyer pursuant to this Section 5, and for any reason such amount is required to be returned by Buyer to an obligor under such Purchased Loan (either before or after the Repurchase Date), Buyer may provide such Seller with notice of such required return, and such Seller shall pay the amount of such required return to Buyer by 11:00 a.m., New York time, on the Business Day following such Seller's receipt of such notice.

    (e)   All distributions made to Buyer, Repo Agent and/or Sellers shall be made pursuant to the wiring instructions set forth on Exhibit I hereto or pursuant to such other instructions as Buyer, Repo Agent and/or Sellers may provide from time to time pursuant to written instructions.

    (f)   Buyer (or Repo Agent on its behalf) is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply against any or all of the Obligations of either Seller now or hereafter existing under this Agreement irrespective of whether or not Buyer or Repo Agent shall have made any demand under this Agreement, any and all amounts held by Buyer and any other obligations at any time owing by Buyer or any of its Affiliates, to or for the credit or the account of either Seller (and without prior notice to Sellers to the extent permitted by applicable law), whereupon such obligations owing by Buyer or any of its Affiliates to either Seller shall, to the extent (and only to the extent) of such set off actually made by Buyer or its Affiliate, be discharged. The rights of Buyer and its Affiliates under this Section 5(f) are in addition to other rights and remedies (including other rights of set off) that Buyer or any such Affiliate may have.

(g)   Unless an Event of Default shall have occurred and be continuing, each Seller shall exercise all voting, consent, corporate and decision-making rights with respect to the Repurchase Assets; provided, however, that such Seller shall not enter into any Significant Modification of any Purchased Loan Documents without the prior consent of Buyer. Upon the occurrence and during the continuation of an Event of Default, Buyer (or Repo Agent on Buyer's behalf) shall be entitled to exercise all voting, consent, corporate and decision-making rights with respect to the Repurchase Assets without regard to such Seller's instructions.

(h)   Notwithstanding anything to the contrary set forth herein, to the extent that any Income is not deposited in the applicable Collection Account, the applicable Seller shall promptly (but not later than one (1) Business Day after receipt) remit or cause to be remitted to the Remittance Account all such Income received by Servicer or such Seller on the Purchased Loans.

6.   **SECURITY INTEREST**

(a)   Buyer and Sellers intend that all Transactions hereunder be sales to Buyer of the Purchased Loans for all purposes (other than for accounting and U.S. Federal, state and local income or franchise Tax purposes) and not loans from Buyer to Sellers secured by the Purchased Loans. Notwithstanding the foregoing, in order to preserve Buyer's rights under this Agreement and the other Transaction Documents
(i) in the event that a court or other forum recharacterizes the Transactions hereunder as other than sales, and (ii) irrespective of any recharacterization determination, as security for both its performance and for the performance of the other Seller of all Obligations hereunder and under the Transaction Documents, each Seller hereby grants Buyer and Repo Agent, for the benefit of Buyer and Repo Agent, a security interest in all of such Seller's right, title and interest in, to and under, in each case, whether now owned or existing, or hereafter acquired or arising: (i) all of the Purchased Loans, inclusive of any related Advances (including, for the avoidance of doubt, all security interests, mortgages and liens on personal or real property securing the Purchased Loans, inclusive of any related Advances), (ii) the Purchased Loan Documents and all Records, (iii) all related Servicing Rights and Servicing Records, (iv) each Collection Account and all amounts and property from time to time on deposit therein, (v) the Remittance Account and all amounts and property from time to time on deposit therein, (vi) all Income from the Purchased Loans, inclusive of any related Advances, (vii) each deposit account established in connection with the Purchased Loans for the benefit

of any Relevant Party pursuant to the related Servicing Agreements, (viii) all mortgage guarantees and insurance policies relating to any Purchased Loan or the related Mortgaged Property, and all proceeds thereunder, (ix) all "general intangibles", "accounts" and "chattel paper" as defined in the UCC relating to or constituting any and all of the foregoing items set forth in clauses (i) through (viii) above, (x) all replacements, substitutions or distributions on or proceeds, payments, cash, and profits of, and records and files relating to, any and all of the foregoing items set forth in clauses (i) through (ix) above, (xi) the Disbursement Account established by the Disbursement Agent and Account Control Agreement and all funds credited thereto and amounts held from time to time on deposit therein and

(xii) and any other property, rights, titles or interests as are specified in a Confirmation, Trust Receipt, the Purchased Loan Schedule or Exception Report, in all instances whether now owned or hereafter acquired, now existing or hereafter created, and wherever located (collectively, the items set forth in clauses (i) through

(xii) above, the "Repurchase Assets"). Each Seller hereby acknowledges and agrees that its rights with respect to the Repurchase Assets (including, without limitation, any security interest it may have in the Purchased Loans and any other collateral granted to such Seller pursuant to any other agreement) are and shall continue to be at all times junior and subordinate to the rights of Buyer and Repo Agent hereunder and under the other Transaction Documents.

(b)   With respect to the security interest in the Repurchase Assets granted in Section 6(a), Buyer and Repo Agent shall have all of the rights and may exercise all of the remedies of a secured creditor under the UCC and any other applicable law and shall have the right to apply the Repurchase Assets, or proceeds therefrom to the Obligations of each Seller under this Agreement and the other Transaction Documents. In furtherance of the foregoing, (i) Repo Agent, at the applicable Seller's sole cost and expense, shall cause to be filed as a protective filing with respect to the Repurchase Assets and as a UCC filing with respect to the security interests granted in Section 6(c) one or more UCC financing statements in form satisfactory to Repo Agent (to be filed in the filing office indicated therein), in such locations as may be necessary to perfect and maintain perfection and priority of the outright transfer and the security interest granted hereby and, in each case, continuation statements and any amendments thereto (collectively, the "Filings"), and shall forward copies of such Filings to each Seller upon completion thereof, and (ii) each Seller shall, from time to time, at its own expense, deliver and cause to be duly filed all such further filings, instruments and documents and take all such further actions as may be necessary or desirable or as may be reasonably requested by Buyer to maintain and continue the perfection and priority of the outright transfer of the Purchased Loans and the security interest granted hereunder in the Repurchase Assets and the rights and remedies of Buyer and Repo Agent with respect to the Repurchase Assets (including the payments of any fees and Taxes required in connection with the execution and delivery of this Agreement). Each Seller hereby authorizes Repo Agent to file or cause to be filed such financing statement or statements relating to the Repurchase Assets and all proceeds thereof and any Servicing Rights of such Seller and the proceeds related thereto (including a financing statement describing the collateral as "all assets of such Seller, whether now owned or hereafter acquired or arising, wherever located, together with all accessions thereto and proceeds thereof" or such other super-generic description thereof as Repo Agent may determine) without such Seller's signature thereon as Repo Agent, at its option, may deem appropriate.

(c)   For the avoidance of doubt, neither Seller retains economic rights to the servicing of the Servicing Released Purchased Loans and related Mortgaged Properties; provided that each Seller shall and shall cause each Servicer to continue to service the related Purchased Loans and Mortgaged Properties hereunder as part of its Obligations hereunder. As such, each Seller expressly acknowledges that the Servicing Retained Purchased Loans and related Mortgaged Properties are sold to Buyer on a "servicing retained" basis and the Servicing Released Purchased Loans and related Mortgaged Properties are sold to buyer on a "servicing released" basis, as applicable, and each Seller hereby grants, assigns and pledges to Buyer and Repo Agent a security interest in any Servicing Rights of such Seller and all proceeds related thereto and in all instances, whether now owned or existing or hereafter acquired or arising.

(d)   The pledges set forth in clauses (a) and (c) are intended to constitute security agreements or other arrangements or other credit enhancements related to this Agreement and Transactions hereunder as defined under Sections 101(47)(A)(v) and 741(7)(xi) of the Bankruptcy Code.

7.   PAYMENT, TRANSFER AND CUSTODY

(a)   Subject to the terms and conditions of this Agreement, on the Purchase Date for each Transaction, ownership of the Purchased Loans and all other Repurchase Assets shall be transferred by the applicable Seller to Buyer or its designee (including Custodian) against the simultaneous transfer of the Purchase Price to an account designated by the applicable Seller specified in the Confirmation relating to such Transaction.

(b)   In connection with the sale of each Purchased Loan, in accordance with Section 3(c):

(i)   The applicable Seller shall deliver (with an electronic copy to Buyer) and release to Custodian the following original (or where indicated, copied) documents, to the extent applicable and subject to clause (iv) below (collectively, the "Purchased Loan File"), together with a Custodial Delivery Certificate provided to Custodian (with an electronic copy to Buyer), and shall cause Custodian to deliver a Trust Receipt, inventory report and Exception Report to Buyer on the Purchase Date confirming the receipt of such Purchased Loan Documents pertaining to each of the Purchased Loans identified in the Custodial Delivery Certificate delivered therewith:

(A) the original Mortgage Note, bearing all intervening endorsements, endorsed by an Authorized Representative of the originator "pay to the order of, without recourse" to blank, or if the original Mortgage Note has been lost or destroyed, a copy of such Mortgage Note together with a lost note affidavit;

(B) the original or a copy of any guarantee of which the Custodian has been specifically notified (as identified in the Mortgage Loan Schedule accompanying delivery of the related Mortgage Loan File) in connection with the Mortgage Note (if any);

(C) (A) the original Mortgage or a copy of the Mortgage with evidence of recording thereon; and (B) the original or a copy of the recorded power of attorney, if the Mortgage was executed pursuant to a power of attorney with evidence of recording thereon, if recordation is required;

(D) originals, or copies of any intervening Assignments of Mortgage with evidence of recording thereon; provided that if any such Assignment of Mortgage is in the process of recordation, such Assignment of Mortgage may be evidenced by a certified copy;

(E) the originals or copies of all assumption, modification, consolidation or extension agreements of which the Custodian has been specifically notified (as identified in the Mortgage Loan Schedule accompanying delivery of the related Mortgage Loan File) , with evidence of recording thereon if noted as required on the Mortgage Loan Schedule;

(F) (A) for each Mortgage Loan that is not registered with the Mortgage Electronic Registration System, Inc. ("MERS") an original Assignment of the Mortgage prepared in blank, which, in each case, shall be in form and substance acceptable for recording, and (B) in the case of each Mortgage Loan registered with MERS, the original Mortgage or copy thereof as provided in (iii) above, noting the presence of the Mortgage Identification Number (the "MIN") and including either language indicating that the Mortgage Loan is a Mortgage Loan as to which MERS is acting as mortgagee, solely as nominee for the originator of such loan and its successors and assigns (a "MOM Loan") or if the Mortgage Loan was not a MOM Loan at origination, the assignment thereof to MERS, together with
(x) an assignment of such Mortgage Loan registered with MERS from MERS to the originator and (y) the original assignment of such Mortgage Loan registered with MERS from the originator in blank; and

(G)   the original or a copy of the Title Policy or attorney's opinion of title and abstract of title, together with all endorsements or riders that were issued with or subsequent to the issuance of such policy (if any), insuring the priority of the Mortgage as a first lien on the Mortgaged Property represented therein as a fee interest vested in the mortgagor.

(ii)   The applicable Seller shall deliver the original executed Mortgage Note bearing all intervening endorsements, the original or copy of the loan agreement, the original mortgage and any intervening assignments of mortgage with evidence of recording thereon (or a certified true copy of a mortgage or assignment out for recording) and the original Title Policy (as required by clause (b)(i)(A), (C), (D) and (G) of this Section 7) for each Purchased Loan by no later than the related Purchase Date. If such Seller cannot deliver, or cause to be delivered, any of the original documents and/or instruments required to be delivered as originals under clauses (b)(i)(C), (D), (E), (G), (H) and (I) of this Section 7, such Seller shall deliver a true and correct photocopy thereof. Such Seller shall use commercially reasonable efforts to obtain and deliver the original document within thirty (30) days (or, if such original document has been submitted for recordation in the appropriate governmental recording office but not yet returned, one hundred eighty (180) days) after the related Purchase Date. After the expiration of the applicable period specified above, Repo Agent may, in its sole and absolute discretion, reduce the Asset Value for such Purchased Loan to $0.00.

(c)   From time to time, the applicable Seller shall forward to Custodian additional original documents or additional documents evidencing any assumption, modification, consolidation or extension of a Purchased Loan approved in accordance with the terms of this Agreement, and upon receipt of any such other documents, Custodian shall hold such other documents on behalf of Buyer pursuant to the Custodial Agreement. With respect to any documents which have been delivered or are being delivered to recording offices for recording and have not been returned to the applicable Seller in time to permit their delivery hereunder at the time required, in lieu of delivering such original documents, such Seller shall deliver to Custodian a true, correct and complete copy of the original, which has been transmitted for recordation. The applicable Seller shall deliver such original documents to Custodian promptly when they are received. All Purchased Loan Files shall be deposited directly with Custodian to be held by Custodian on behalf of Buyer. The Purchased Loan Files shall be maintained in accordance with the Custodial Agreement. Any Purchased Loan File not delivered to Custodian is and shall be held in trust by the applicable Seller or its designee for the benefit of Buyer as the owner thereof. The applicable Seller or its designee shall maintain a copy of the Purchased Loan File and the originals of the Purchased Loan File not delivered to Custodian. The possession of the Purchased Loan File by the applicable Seller or its designee is at the will of Buyer for the sole purpose of servicing the related Purchased Loan, and such retention and possession by the applicable Seller or its designee is in a custodial capacity only. The books and records (including, without limitation, any computer records or tapes) of the applicable Seller or its designee shall be marked appropriately to reflect clearly the transfer, subject to the terms and conditions of this Agreement, of the related Purchased Loan to Buyer. The applicable Seller or its designee (including Custodian) shall release its custody of the Purchased Loan File only in accordance with written instructions from Repo Agent, unless such release is required as incidental to the servicing of the Purchased Loans, is in connection with a Mortgage Loan that was delivered to Custodian by such Seller but was not purchased by Buyer pursuant to this Agreement or is in connection with a repurchase of any Purchased Loan by such Seller or is pursuant to the order of a court of competent jurisdiction.

(d)   On the date of this Agreement, Sellers shall have caused Buyer or Repo Agent to have received all of the following items and documents, each of which shall be required to be satisfactory to Repo Agent in form and substance:

     (i)   <u>Transaction Documents</u>.

         (A)   this Agreement, duly executed and delivered by Sellers, Buyer and Repo Agent;

         (B)   the Custodial Agreement, duly executed and delivered by Sellers, Buyer and Custodian;

         (C)   the Remittance Account Control Agreement, duly executed and delivered by Sellers, Buyer and Remittance Account Bank, together with evidence that the Remittance Account has been established;

         (D)   the Fee Letter, duly executed and delivered by Sellers and Repo Agent;

         (E)   a true and correct copy of the Underwriting Guidelines certified by an authorized representative of Guarantor; and

         (F)   each Servicing Agreement, duly executed and delivered by the applicable Seller and Servicer.

     (ii)   <u>Governing Documents</u>. Certified copies of the Governing Documents of each Relevant Party and resolutions or other documents evidencing the authority of each Relevant Party with respect to the execution, delivery and performance of the Transaction Documents to which it is a party and each other document to be delivered by any Relevant Party from time to time in connection with the Transaction Documents (and Buyer may conclusively rely on such certifications until it receives notice in writing from the applicable Relevant Party, as the case may be, to the contrary).

     (iii)   <u>Good Standing Certificates, Etc.</u> Good standing certificates dated a recent date and certified copies of the charters and by-laws (or equivalent documents) of each Relevant Party and of all corporate or other authority for each Relevant Party with respect to the execution, delivery and performance of the Transaction Documents and each other document to be delivered by such Relevant Party from time to time in connection herewith (and Buyer may conclusively rely on such certificates until it receives notice in writing from the applicable Seller to the contrary).

(iv)   <u>Incumbency Certificates</u>. Incumbency certificates of each Relevant Party certifying the names, true signatures and titles of their respective representatives duly authorized to execute the Transaction Documents and the other documents to be delivered thereunder.

(v)   <u>UCC Matters</u>. Evidence that actions taken to perfect and protect Buyer's interest in the Purchased Loans and other Repurchase Assets have been taken, including, without limitation, duly completed and filed Uniform Commercial Code financing statements.

(vi)   <u>Fees and Expenses</u>. The payment of all fees and expenses as set forth in and pursuant to the terms and provisions of this Agreement and the Fee Letter, as applicable.

(vii)   <u>Other Documents</u>. Such other documents as Buyer may reasonably request on or prior to the Closing Date.

8. CERTAIN RIGHTS OF BUYER WITH RESPECT TO THE PURCHASED LOANS

(a)   Subject to the terms and conditions of this Agreement, title to all Purchased Loans shall pass to Buyer on the applicable Purchase Date, and Buyer shall have free and unrestricted use of its interest in the Purchased Loans in accordance with the terms and conditions of the Purchased Loan Documents. Nothing in this Agreement or any other Transaction Document shall preclude Buyer from engaging, at Buyer's expense, in repurchase transactions with the Purchased Loans with Persons in conformity with the terms and conditions of the Purchased Loan Documents or otherwise selling, transferring, pledging, repledging, hypothecating, or rehypothecating all or a portion of its interest in the Purchased Loans to Persons in conformity with the terms and conditions of the Purchased Loan Documents, but no such transaction shall relieve Buyer of its obligations to transfer the Purchased Loans to the applicable Seller pursuant to <u>Section 3</u> of this Agreement or of Buyer's obligation to credit or pay Income to, or apply Income to the Obligations of, such Seller pursuant to <u>Section 5</u> or otherwise affect the rights, obligations and remedies of any party to this Agreement.

(b)   Subject to the terms and conditions of this Agreement, any documents delivered to Custodian pursuant to <u>Section 7</u> shall be released only in accordance with the terms and conditions of the Custodial Agreement.

9. REPRESENTATIONS AND WARRANTIES

(a) Each Seller hereby represents and warrants to Buyer and Repo Agent that as of the Closing Date, as of each Purchase Date and at all times while this Agreement and any Transaction hereunder is outstanding (including the related Repurchase Date):

(i) <u>Organization; Power and Authority</u>. (A) Each Relevant Party is duly organized, validly existing and in good standing under the laws and regulations of its respective jurisdiction of organization. (B) Each Relevant Party is duly qualified to do business, is in good standing and has obtained all necessary licenses, permits, charters, registrations, consents and approvals in every jurisdiction necessary for the conduct of its respective business as currently conducted (including the acquisition, origination, sale and servicing, as applicable, of mortgage loans similar to the Mortgage Loans) and the performance of its respective obligations under this Agreement and the other Transaction Documents, except where lack of such licenses, permits, charters, registrations, consents or approvals would not be reasonably likely to have a Material Adverse Effect. (C) Each Relevant Party has all necessary power and authority to own and hold its respective properties and assets and to carry on its respective business as now being conducted and proposed to be conducted, and to execute, deliver, and perform its obligations under this Agreement and the other Transaction Documents.

(ii) <u>Due Execution; Enforceability</u>. The Transaction Documents to which it is a party have been duly executed and delivered by each Relevant Party, for good and valuable consideration. The Transaction Documents to which it is a party constitute the legal, valid and binding obligations of each Relevant Party, as applicable, enforceable against it in accordance with their respective terms subject to bankruptcy, insolvency, and other limitations on creditors' rights generally and to equitable principles.

(iii) <u>Non-Contravention; Consents</u>. Neither the execution and delivery of the Transaction Documents, nor consummation by any Relevant Party of the transactions contemplated by the Transaction Documents (or any of them), nor compliance by any Relevant Party with the terms, conditions and provisions of the Transaction Documents (or any of them) to which such Relevant Party is a party (A) require any consent or approval of the directors, shareholders, partners, trustees, certificateholders, members, administrators or managers of any Relevant Party, other than any consents or approvals previously obtained, (B) conflict with or result in a breach of any of the terms, conditions or provisions of (1) the Governing Documents of such Relevant Party, or (2) any contractual obligation to which such Relevant Party is now a party or the rights under which have been assigned to or assumed by such Relevant Party, or to which the properties or assets of such Relevant Party are subject or constitute a default thereunder, result in the creation or imposition of any Lien upon any of the properties or assets of such Relevant Party, other than pursuant to the Transaction Documents, (3) any judgment, order, writ, injunction, decree or demand of any court applicable to any Relevant Party, or (4) any applicable Requirement of Law, except in the case of clauses (B)(3) and (4) above, where such conflict or breach would not be reasonably likely to have a Material Adverse Effect. No authorizations, approvals or consents of, and no filings or registrations with, any Governmental Authority, or any other Person, are necessary for any Relevant Party to acquire, own and sell the Purchased Loans or the execution, delivery or performance by any Relevant Party of the Transaction Documents to which it is a party or for the legality, validity or enforceability thereof, except for filings and recordings in respect of the Liens created pursuant to this Agreement or that, if not obtained or made, are not reasonably likely to have a Material Adverse Effect.

(iv)   <u>Litigation; Requirements of Law</u>. Except as otherwise disclosed in writing to Buyer prior to the date hereof or prior to any Transaction hereunder, there is no action, suit, proceeding, investigation, or arbitration pending or, to the knowledge of such Seller, threatened against any Relevant Party or any of their respective properties or assets which, individually or in the aggregate, is reasonably likely to result in any Material Adverse Effect, or which questions or may have an adverse effect on the validity or enforceability of any of the Transaction Documents or any action taken or to be taken in connection with the obligations of any Relevant Party under any of the Transaction Documents to which it is a party. Each Relevant Party is in compliance in all material respects with all Requirements of Law; provided that to the extent any failure to comply with Requirements of Law affects the validity, enforceability or value of the Purchased Loans, it is agreed that such failure is material. No Relevant Party is in default with respect to any judgment, order, writ, injunction, decree, rule or regulation of any arbitrator or Governmental Authority.

(v)   <u>No Broker</u>. No Relevant Party has dealt with any broker, investment banker, agent or other Person (other than Buyer or an Affiliate of Buyer) who may be entitled to any commission or compensation in connection with the sale of the Purchased Loans pursuant to any Transaction Documents.

(vi)   <u>Good Title to Purchased Loans</u>.

(A)   No Relevant Party has assigned, pledged, or otherwise conveyed or encumbered any Purchased Loan or other Repurchase Asset to any other Person other than as contemplated by the Transaction Documents, and immediately prior to the sale of any such Purchased Loan to Buyer, such Seller was the sole owner of such Purchased Loan and had good and marketable title thereto, free and clear of all Liens, in each case except for Liens to be released simultaneously with the Liens granted in favor of Buyer hereunder, and no Person other than Buyer has any Lien on any Purchased Loan.

(B)   The provisions of this Agreement are effective to either constitute a sale of the Purchased Loans to Buyer, or create in favor of Buyer a valid security interest in all right, title and interest of such Seller in, to and under the Repurchase Assets.

(C)   Upon receipt by Custodian of each Mortgage Note, endorsed in blank by a duly authorized officer of the payee or last endorsee, either a purchase shall have been completed by Buyer of, or Buyer shall have a fully perfected first priority security interest in, such Mortgage Note, the Purchased Mortgage Loan evidenced thereby, and such Seller's interest in the related Mortgaged Properties.

(D)   Upon the filing of financing statements on Form UCC-1, naming Buyer as "Secured Party" and such Seller as "Debtor" and describing the Repurchase Assets or covering "all assets" of such Seller, the security interests granted hereunder in the Repurchase Assets will constitute fully perfected first priority security interests under the Uniform Commercial Code in all right, title and interest of such Seller in, to and under such Repurchase Assets, which can be perfected by filing under the Uniform Commercial Code.

(E)   Upon the execution and delivery of the Remittance Account Control Agreement, Buyer shall have a fully perfected first priority security interest in the Remittance Account. Upon the execution and delivery of the Collection Account Control Agreement, Buyer shall have a fully perfected first priority security interest in each related Collection Account.

(vii)   <u>No Material Adverse Effect; No Default</u>. There are no facts known to any Relevant Party that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect that such Relevant Party has not notified Repo Agent of in writing. No Default or Event of Default has occurred and is continuing under this Agreement or any other Transaction Document.

(viii) <u>Representations and Warranties Regarding Purchased Loans; Delivery of Purchased Loan File</u>. The applicable representations and warranties set forth in <u>Exhibit III</u> attached hereto with respect to each Purchased Loan sold to Buyer in a Transaction hereunder are true, complete and correct, except as has been disclosed to Buyer in an Exception Report delivered to Buyer prior to the Purchase Date with respect to the related Purchased Loan. It is understood and agreed that the representations and warranties set forth in <u>Exhibit III</u> hereto (as modified by any Exception Report disclosed to Buyer in writing prior to the Purchase Date with respect to the related Purchased Loan), shall survive delivery of the respective Purchased Loan File to Buyer or its designee (including Custodian). With respect to each Purchased Loan, Purchased Loan Documents and any other documents required to be delivered under this Agreement and the Custodial Agreement for such Purchased Loan have been delivered to Buyer or Custodian on its behalf or such requirement will have been expressly waived in writing by Buyer. Such Seller or its designee is in possession of a complete, true and accurate Purchased Loan File with respect to each Purchased Loan, except for such documents the originals of which have been delivered to Custodian.

(ix)   <u>Chief Executive Office; Chief Operating Office</u>. Such Seller's chief executive office and chief operating office on the Closing Date are both located at 3344 Peachtree Rd. NE Suite 1725, Atlanta, GA 30326. Guarantor's chief executive office and chief operating office on the Closing Date are both located at 3344 Peachtree Rd. NE Suite 1725, Atlanta, GA 30326.

(x)   <u>Adequate Capitalization; No Fraudulent Transfer</u>. As of the Closing Date and immediately after giving effect to each Transaction, with respect to each Relevant Party, the fair value of its assets is greater than the fair value of its liabilities (including, without limitation, contingent liabilities if and to the extent required to be recorded as a liability on its financial statements in accordance with GAAP) and it is and will be solvent, is and will be able to pay its debts as they mature and does not and will not have an unreasonably small amount of capital to engage in the business in which it is engaged and proposes to engage. No Relevant Party intends to incur, or believes that it has incurred, debts beyond its ability to pay such debts as they mature. No Relevant Party has entered into any Transaction Document or any Transaction pursuant thereto in contemplation of insolvency or with intent to hinder, delay or defraud any creditor. No Relevant Party has received any written notice that any payment or other transfer made from or on account of any Mortgagor or any other person obligated under any Purchased Loan Documents is or may be void or voidable as an actual or constructive fraudulent transfer or as a preferential transfer. No Relevant Party is contemplating the commencement of insolvency, bankruptcy, liquidation or consolidation proceedings or the appointment of a receiver, liquidator, conservator, trustee or similar official in respect of any Relevant Party or any of its respective assets.

(xi)   <u>Corporate Separateness</u>. The capital of such Seller is adequate for the respective business and undertakings of such Seller. Other than as provided in this Agreement, the other Transaction Documents and the Seller's Governing Documents, such Seller is not engaged in any business transactions with any of its Affiliates other than transactions in the ordinary course of its business on an "arms-length" basis. The funds and assets of such Seller are not, and will not be, commingled with the funds of any other Person.

(xii)   <u>Governing Documents</u>. Each Relevant Party has delivered to Repo Agent true and correct certified copies of its Governing Documents, together with all amendments, supplements, restatements and other modifications thereto.

(xiii)   <u>No Encumbrances</u>. Except for (or otherwise in connection with) the Transactions contemplated by the Transaction Documents, there are (a) no outstanding rights, options, warrants or agreements on the part of any Relevant Party for a purchase, sale or issuance, in connection with the Purchased Loans, (b) no agreements on the part of any Relevant Party to issue, sell or distribute the Purchased Loans and (c) no obligations on the part of any Relevant Party (contingent or otherwise) to purchase, redeem or otherwise acquire any securities or any interest therein or to pay any dividend or make any distribution in respect of the Purchased Loans.

(xiv)   <u>No Investment Company</u>. No Relevant Party is an "investment company", within the meaning of the Investment Company Act of 1940, as amended. No Relevant Party is subject to any federal or state statute or regulation which limits its ability to incur indebtedness or, in the case of Guarantor, to guarantee the indebtedness of such Seller. Such Seller is exempt from the registration requirements of the Investment Company Act of 1940, as amended, without reliance upon exemptions or exclusions available to a Relevant Party, as applicable, pursuant to Section 3(c)(1) or 3(c)(7) thereof. Each Relevant Party has been structured so as not to constitute, and is not, a "covered fund" for purposes of Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(xv)   <u>Taxes</u>. Each Relevant Party has timely filed all required federal income tax returns and all state and other material tax returns, domestic and foreign, required to be filed by them and have paid all Taxes (whether or not shown on a return), which have become due, except for Taxes that are being contested in good faith by appropriate proceedings diligently conducted and for which appropriate reserves have been established. Each Relevant Party has satisfied all of its withholding tax obligations. No tax Liens have been filed against any assets of any Relevant Party and no claims are currently being asserted in writing against any Relevant Party with respect to Taxes (except for liens and with respect to Taxes not yet due and payable or liens or claims with respect to Taxes that are being contested in good faith and for which adequate reserves have been established).

(xvi)   <u>ERISA</u>. Neither any Relevant Party nor any ERISA Affiliate (A) sponsors or maintains, or has in the six-year period preceding the date of this Agreement sponsored or maintained, any Plans or (B) makes or has made within the six-year period preceding the date of this Agreement, any contributions to or has or had within the six-year period preceding the date of this Agreement, any liabilities or obligations (direct or contingent) with respect to any Plans. No Relevant Party holds, and no Relevant Party would be deemed to hold, Plan Assets, and the consummation of the transactions contemplated by this Agreement will not constitute or result in any non- exempt prohibited transaction, with respect to which Buyer is the party in interest, disqualified person or equivalent, under Section 406 of ERISA, Section 4975 of the Code or substantially similar provisions under any other federal, state or local laws, rules or regulations.

(xvii)   <u>Judgments/Bankruptcy</u>. Except as disclosed in writing to Repo Agent, there are no judgments against any Relevant Party that are unsatisfied of record or docketed in any court located in the United States of America and no Act of Insolvency has ever occurred with respect to any Relevant Party.

(xviii)   <u>Full and Accurate Disclosure</u>. The information, reports, financial statements, exhibits and schedules furnished by or on behalf of any Relevant Party to Repo Agent and/or Buyer in connection with the negotiation, preparation or delivery of this Agreement and the other Transaction Documents or included herein or therein or delivered pursuant hereto or thereto, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

(xix)   <u>Financial Information</u>. All financial data concerning any Relevant Party and, to such Seller's knowledge following reasonable diligence, all data concerning the Purchased Loans that has been delivered to Repo Agent and/or Buyer by any Relevant Party is true, complete and correct and has been prepared in accordance with GAAP (to the extent applicable). Since the delivery of such data, except as otherwise disclosed in writing to Repo Agent, there has been no change in the financial position of any Relevant Party, the Purchased Loans, or the results of operations of any Relevant Party, which change is reasonably likely to result in a Material Adverse Effect.

(xx)   <u>Jurisdiction of Organization</u>. Such Seller's jurisdiction of organization is Delaware. Guarantor's jurisdiction of organization is Maryland.

(xxi)   <u>Location of Books and Records</u>. The location where such Seller keeps its books and records is at its chief executive office at 3344 Peachtree Rd. NE Suite 1725, Atlanta, GA 30326. The location where Guarantor keeps its respective books and records is at its chief executive office at 3344 Peachtree Rd. NE Suite 1725, Atlanta, GA 30326.

(xxii)   <u>Regulation T, U and X</u>. Neither the entering into nor consummation of any Transaction hereunder, nor the use of the proceeds thereof, will violate any provisions of Section 7 of the Exchange Act, or any regulations issued pursuant thereto, including Regulations T, U and X of the Federal Reserve Board, 12 C.F.R., Chapter II. All proceeds of each Transaction shall be used by such Seller for purposes permitted under such Seller's governing documents. No part of the proceeds of any Transaction will be used to purchase or carry any "margin stock" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, or to extend credit to others for the purpose of purchasing or carrying any such margin stock.

(xxiii) <u>Federal Trade Embargoes</u>. Each Relevant Party and each of their respective Affiliates is in compliance with all Federal Trade Embargos. Without regard to owners of publicly traded stock traded on a national exchange, to such Seller's knowledge, no Prohibited Person owns any direct or indirect equity interest in any Relevant Party. Each relevant Party has implemented procedures, and will consistently apply those procedures throughout the term of this Agreement, to ensure that the foregoing representations and warranties remain true and correct during such term.

(xxiv) <u>No Conflict of Interest</u>. No Relevant Party or Approved Originator is, and no Relevant Party or Approved Originator has at any time, been an Affiliate of any Mortgagor.

(xxv) <u>Ability to Perform</u>. Such Seller does not believe, nor does it have any reason or cause to believe, that any Relevant Party cannot perform each and every covenant contained in the Transaction Documents to which it is a party.

(xxvi) <u>Interest Rate Hedging Policies</u>. Such Seller has delivered to Buyer its current policies with respect to interest rate hedging agreements.

(xxvii) <u>Servicing Agreements</u>. Such Seller has delivered to Repo Agent each Servicing Agreement pertaining to the Purchased Loans (including all amendments and supplements thereto) and, as of the date of this Agreement and as of the Purchase Date for the purchase of any Purchased Loans subject to such Servicing Agreement, such Servicing Agreement (as so amended or supplemented) is in full force and effect in accordance with its terms and no default or event of default exists thereunder. In addition, such Seller, through each Servicing Agreement with a Servicer, has access to servicing facilities, procedures and experienced personnel necessary for the servicing of the related Purchased Loans of the same types as may from time to time constitute the related Purchased Loans and in accordance with Accepted Servicing Practices.

(xxviii) <u>No Reliance</u>. Each Relevant Party has made its own independent decisions to enter into the Transaction Documents to which it is a party and, in the case of the applicable Seller, each Transaction and as to whether such Transaction is appropriate and proper for it based upon its own judgment and upon advice from such advisors (including without limitation, legal counsel and accountants) as it has deemed necessary. Such Seller is not relying upon any advice from Buyer as to any aspect of the Transactions, including without limitation, the legal, accounting or tax treatment of such Transactions.

(xxix) <u>True Sales</u>. Any and all interest of the applicable Approved Originator in, to and under any Purchased Loan has been sold, transferred, conveyed and assigned directly to such Seller pursuant to a legal sale and the applicable Approved Originator retains no interest in such Purchased Loan.

(xxx) <u>Anti-Money Laundering, Anti-Corruption and Economic Sanctions</u>. Each Relevant Party is in compliance with the (A) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) and any other applicable enabling legislation or executive order relating thereto, (B) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT Act of 2001), and (C) the United States Foreign Corrupt Practices Act of 1977, as amended, and any other applicable anti-bribery laws and regulations. No part of the proceeds of any Transaction will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

(xxxi) <u>Insider</u>. No Relevant Party is an "executive officer," "director," or "person who directly or indirectly or acting through or in concert with one or more persons owns, controls, or has the power to vote more than 10% of any class of voting securities" (as those terms are defined in 12 U.S.C. § 375(b) or in regulations promulgated pursuant thereto) of Buyer, of a bank holding company of which Buyer is an Affiliate, or of any Affiliate of a bank holding company of which Buyer is an Affiliate, of any bank at which Buyer maintains a correspondent account or of any lender which maintains a correspondent account with Buyer.

(xxxii) <u>Office of Foreign Assets Control</u>. No Relevant Party or any Affiliate of a Relevant Party (A) is a Sanctioned Person, (B) has any of its assets in Sanctioned Countries or (C) derives any of its operating income from investments in, or transactions with Sanctioned Persons or Sanctioned Countries. The proceeds of any Transaction will not be used and have not been used to fund any operations in, finance any investments or activities in or make any payments to, a Sanctioned Person or a Sanctioned Country.

(xxxiii) <u>Notice Address; Jurisdiction of Organization</u>. On the date of this Agreement, each Relevant Party's address for notices is as specified on <u>Exhibit I</u>. Any Relevant Party may change its address for notices by giving Repo Agent written notice of such change.

(xxxiv) <u>Ownership</u>. Each Seller is and shall remain at all times a direct or indirect subsidiary of Guarantor.

(xxxv) <u>Selection Process</u>. Neither such Seller nor any other Relevant Party has intentionally selected the Purchased Loans in a manner adverse to Buyer or in a manner resulting in Buyer receiving Purchased Loans that are less desirable or valuable, or of a lesser quality, than assets pledged or sold to other financings to which any Relevant Party is a party or which are held in their own respective portfolios.

(xxxvi) <u>No Change in Business</u>. Unless previously disclosed to Repo Agent in writing, there has been no change in the business, operations, financial condition, properties or assets of any Relevant Party since the date of the financial statements referenced in <u>clause (xix)</u> above that would have a Material Adverse Effect.

(xxxvii) <u>Ordinary Course of Business</u>. The consummation of the transactions contemplated by the Transaction Documents are in the ordinary course of business of each Relevant Party.

(xxxviii) <u>Guarantor Financial Covenants</u>. On the Closing Date, Guarantor is in compliance with each Guarantor Financial Covenant set forth in the Guaranty Agreement.

10. NEGATIVE COVENANTS OF SELLERS

On and as of the Closing Date and each Purchase Date and until this Agreement is no longer in force with respect to any Transaction, each Seller hereby covenants with Buyer as follows:

(a) subject to such Seller's right to repurchase any Purchased Loan, such Seller shall not take any action which would directly or indirectly impair or adversely affect Buyer's title to the Purchased Loans;

(b) Such Seller shall not transfer, assign, convey, grant, bargain, sell, set over, deliver or otherwise dispose of, or pledge or hypothecate, directly or indirectly, any interest in the Purchased Loans (or any of them) to any Person other than Buyer, or engage in repurchase transactions or similar transactions with respect to the Purchased Loans (or any of them) with any Person other than Buyer, except where the Purchased Loans in question are simultaneously repurchased from Buyer. No Relevant Party shall create, incur, assume, guaranty or suffer to exist any lien, encumbrance, charge or security interest in or on any of the Repurchase Assets (except where the Purchased Loans in question are simultaneously repurchased from Buyer in accordance with this Agreement) or other collateral subject to the security interests granted by any Relevant Party pursuant to any Transaction Document for the benefit of any Person other than Buyer, without the prior written consent of Repo Agent;

(c)   Such Seller shall not terminate any Collection Account or the Remittance Account, nor amend, modify, cancel or terminate, or permit the amendment, modification, cancellation or termination of any Transaction Document, in each case without the consent of Repo Agent in its sole and absolute discretion;

(d)   Such Seller shall not create, incur, assume, guaranty or suffer to exist any lien, encumbrance, charge or security interest in or on any of its assets (including the Repurchase Assets) or other collateral which is subject to the security interests granted by such Seller pursuant to <u>Section 6</u> for the benefit of any Person other than Buyer without the prior written consent of Repo Agent;

(e)   [RESERVED];

(f)   No Relevant Party shall engage in or suffer any Change of Control, dissolution, winding up, liquidation, consolidation or merger in whole or in part or convey or transfer all or substantially all of such Relevant Party's properties and assets to any Person (except as contemplated in any of the Transaction Documents); provided, that any Relevant Party may merge with and into, or transfer all or substantially all of its properties and assets to, another Relevant Party, or enter into any similar transaction, so long as a Relevant Party is the surviving entity or the transferee of such properties and assets, as applicable, and such surviving or transferee Relevant Party, as applicable, expressly assumes all obligations of the non-surviving Relevant Party under this Agreement and the other Transaction Documents.

(g)   after the occurrence and during the continuation of any Event of Default or monetary Default, such Seller shall not make any distribution, payment on account of, or set apart assets for, a sinking or other analogous fund for the purchase, redemption, defeasance, retirement or other acquisition of any equity or ownership interest of such Seller, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of such Seller;

(h)   Such Seller shall not sponsor or maintain any Plans or make any contributions to, or have any liability or obligation (direct or contingent) with respect to, any Plan or permit any ERISA Affiliate to sponsor or maintain any Plans or make any contributions to, or have any liability or obligation (direct or contingent) with respect to, any Plan;

(i)   Such Seller shall not hold or be deemed to hold Plan Assets or engage in any transaction, in each case, that would cause any obligation or action taken or to be taken hereunder (or the exercise by Buyer or Repo Agent of any of its rights under this Agreement, the Purchased Loans or any Transaction Document) to be a non- exempt prohibited transaction, with respect to which Buyer is the party in interest, disqualified person or equivalent, under Section 406 of ERISA, Section 4975 of the Code or substantially similar provisions under any other federal, state or local laws, rules or regulations;

(j) Such Seller not make any future advances under any Purchased Loan to any Mortgagor that are not permitted by the related Purchased Loan Documents;

(k) Such Seller shall not seek its dissolution, liquidation or winding up, in whole or in part, or sell all or substantially all of its properties or assets, unless explicitly permitted under this Agreement;

(l) Such Seller shall not organize, form or acquire any subsidiaries that in the reasonable judgment of Repo Agent would have a material adverse impact on Buyer, Repo Agent or any Transaction, other than as explicitly provided in this Agreement, without the prior written consent of Repo Agent;

(m) Such Seller shall not (i) misapply, misappropriate or convert any Income or other collections or other amounts derived from the Purchased Loans, including, if applicable, in connection with a failure to deposit such amounts into any Collection Account or the Remittance Account, (ii) deliver to any Person any materially misleading financial report or any financial report that is untrue or incorrect in any material respect, (iii) engage in any fraud, willful misconduct or intentional misrepresentation in connection with this Agreement or any other Transaction Document, (iv) pay or otherwise transfer dividends, distributions or other payments in contravention of the provisions of this Agreement or any other Transaction Document, (v) assert that this Agreement or any other Transaction Document, or any Lien arising thereunder, is not the legal, valid and binding obligation of the applicable Person or any other party thereto, (vi) sell, convey, voluntarily transfer or voluntarily encumber any Purchased Loan or other Repurchase Asset other than in compliance with the provisions of this Agreement and the other Transaction Documents, or (vii) take any action, or fail to take any action, which prevents, delays or hinders Buyer's perfection of its Lien in any portion or all of the Repurchase Assets;

(n) Such Seller shall not change its jurisdiction of organization unless it shall have provided Repo Agent at least ten (10) days' prior written notice of such change;

(o) With respect to any Purchased Loan, such Seller shall not fund any Advance after origination; and

(p) Such Seller shall not make any material changes to its current policies with respect to interest rate hedging agreements without giving prior written notice of such changes to Buyer.

11. AFFIRMATIVE COVENANTS OF SELLERS

On and as of the Closing Date and each Purchase Date and until this Agreement is no longer in force with respect to any Transaction:

(a) Each Seller shall promptly notify Repo Agent of any event and/or condition of which such Seller has knowledge and that is reasonably likely to have a Material Adverse Effect.

(b)   Each Seller shall give notice to Repo Agent of any and all of the following (accompanied by an Officer's Certificate setting forth to the best of such Seller's knowledge after due inquiry as of the date of such Officer's Certificate details of the occurrence referred to therein and stating what actions such Seller has taken or proposes to take with respect thereto):

(i)   promptly upon receipt by such Seller of notice or actual knowledge of the occurrence of any and all of the following: (x) any Default or Servicer Termination Event (but in each case in any event within two (2) Business Days thereafter), or (y) any Event of Default (but in each case in any event within two (2) Business Days thereafter);

(ii)   promptly (but in any event in each case within five (5) Business Days thereafter) upon receipt by such Seller of notice or knowledge of (A) any Purchased Loan that becomes a Defaulted Loan or a Thirty-day Delinquent Loan, or the occurrence of any default related to any Purchased Loan or Repurchase Asset, or (B) any event, occurrence or change in circumstances that has or would reasonably be expected to have a Material Adverse Effect;

(iii)   with respect to any Purchased Loan sold to Buyer hereunder, promptly following receipt of any Principal Payment;

(iv)   with respect to any Purchased Loan sold to Buyer hereunder, promptly following receipt by such Seller of notice or knowledge that the related Mortgaged Property has been damaged by waste, fire, earthquake or earth movement, windstorm, flood, tornado or other casualty, or otherwise damaged so as to affect adversely the value of such Mortgaged Property;

(v)   promptly upon receipt by such Seller of notice or knowledge of any lien or security interest (other than security interests created by this Agreement) on, or claim asserted against, any Purchased Loan or the underlying collateral therefor;

(vi)   promptly, (A) upon the entry of a judgment or decree against any Relevant Party (or with respect to which a Relevant Party will have financial liability) in an amount equal to or in excess of $1,000,000; or (B) and in any event within ten (10) Business Days after service of process on any of the following, give to Repo Agent notice of all litigation, actions, suits, arbitrations, investigations (including, without limitation, any of the foregoing which are pending or threatened in writing) or other legal or arbitral proceedings affecting any Relevant Party (or with respect to which a Relevant Party will have financial liability) or affecting any of the assets of such Seller before any Governmental Authority that (1) questions or challenges the validity or enforceability of any of the Transaction Documents or any action to be taken in connection with the transactions contemplated hereby or thereby, (2) makes a claim or claims in an aggregate amount equal to or greater than $1,000,000, or (3) which, individually or in the aggregate, if adversely determined, would reasonably be likely to have a Material Adverse Effect;

    (vii)   promptly upon any material adverse change in licenses held by any Relevant Party that may affect its ability to hold and/or originate, as applicable, Mortgage Loans in any jurisdiction;

    (viii)   promptly upon the termination of the Remittance Account Control Agreement, Custodial Agreement or any Servicing Agreement;

    (ix)   promptly upon any transfer of any underlying Mortgaged Property or any direct or indirect equity interest in any Mortgagor of which such Seller has knowledge, whether or not consent to such transfer is required under the applicable Purchased Loan Documents; and

    (x)   promptly, and in any event within ten (10) Business Days after such Seller has knowledge that any "reportable event" (within the meaning of Section 4043(c) of ERISA, with respect to which the PBGC has not by regulation waived the requirement of Section 4043(a) of ERISA that it be notified of such event) has occurred or is reasonably expected to occur in respect of a Plan that, individually or in the aggregate, either has resulted, or would reasonably be expected to result, in a Material Adverse Effect), together with a notice of any action that such Seller or any of its ERISA Affiliates proposes to take with respect thereto, along with a copy of any notices received from or filed with the PBGC or the IRS with respect to such "reportable event", as applicable.

(c)   Each Seller shall provide Repo Agent with copies of such documents as Repo Agent may reasonably request evidencing the truthfulness of the representations set forth in <u>Section 9</u>.

(d)   Each Seller shall defend the right, title and interest of Buyer in and to the Repurchase Assets against, and take such other action as is necessary to remove, any liens, security interests, claims, encumbrances, charges and demands of all Persons thereon (other than security interests granted to Buyer hereunder).

(e)   Each Seller will permit, and will cause each other Relevant Party to permit, Buyer or its designated representative to inspect any of such Person's records with respect to all or any portion of the Repurchase Assets, the Transaction Documents, and the conduct and operation of its business related thereto upon reasonable prior notice at such reasonable times and with reasonable frequency requested by Repo Agent or its designated representative and to make copies of extracts of any and all thereof.

(f)   If any amount payable under or in connection with any of the Purchased Loans shall be or become evidenced by any promissory note, other instrument or chattel paper (as each of the foregoing is defined under the UCC), such note, instrument or chattel paper shall be immediately delivered to Repo Agent or its designee, duly endorsed in a manner satisfactory to Buyer or if any collateral or other security shall subsequently be delivered to the applicable Seller in connection with any Purchased Loan, such Seller shall immediately deliver or forward such item of collateral or other security to Buyer or its designee, together with such instruments of assignment as Repo Agent may reasonably request.

(g)   Each Seller shall provide (or cause to be provided) to Buyer and Repo Agent the following financial and reporting information:

    (i)   for each calendar month, by no later than the Reporting Date occurring in the succeeding month, each Monthly Statement for such calendar month;

    (ii)   for each calendar month, by no later than the Reporting Date occurring in the succeeding month, the Monthly Platform Report for such calendar month;

    (iii)   for each calendar month, by no later than the thirty-fifth (35th) calendar day following the month's end, an Officer's Certificate of such Seller with evidence demonstrating compliance with all Guarantor Financial Covenants;

    (iv)   for each calendar month, by no later than the thirty-fifth (35th) calendar day following the month's end, for Guarantor, the unaudited, consolidated balance sheet of such Person and its consolidated subsidiaries, as of such Determination Date and the related unaudited, consolidated statements of income, retained earnings and cash flows for such calendar month, accompanied by an Officer's Certificate of such Person, which certificate shall state that said financial statements fairly represent the financial condition and results of operations of such Person and its consolidated subsidiaries in accordance with GAAP, consistently applied, as at the end of, and for, such calendar month (subject to normal year-end audit adjustments);

    (v)   as soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year of Guarantor, the audited, consolidated balance sheet of such Person and its consolidated subsidiaries, as at the end of such period and the related audited, consolidated statements of income, retained earnings and cash flows for such period and the portion of the fiscal year through the end of such period, accompanied by (x) an opinion thereon of an independent certified public accountant of recognized national standing, which opinion shall not be qualified as to scope of audit or going concern and shall state that said financial statements fairly present the consolidated financial condition and results of operations of such Person and its consolidated subsidiaries as at the end of and for such fiscal year in accordance with GAAP and (y) an Officer's Certificate of such Person;

    (vi)   simultaneously with the delivery of each set of financial statements referred to in clauses (iv) and (v) above, an Officer's Certificate of Guarantor, in form and substance reasonably satisfactory to Repo Agent certifying that (1) Guarantor has complied with all covenants and agreements in the Transaction Documents, (2) no Default or Event of Default exists on the date of such certificate, and if any Default or Event of Default then exists, setting forth the details thereof and the action which any Relevant Party is taking or proposes to take with respect thereto, and (3) to Guarantor's knowledge, no event or circumstance has occurred and is continuing that would have a Material Adverse Effect. Guarantor's obligations pursuant to this Section 11(g)(vi) shall be satisfied by its delivery of a Financial Covenant Compliance Certificate pursuant to the Guaranty Agreement;

    (vii)   promptly (and in any event within five (5) Business Days) after Repo Agent's request, such additional information regarding the Repurchase Assets;

    (viii)   promptly (and in any event within five (5) Business Days) after Repo Agent's reasonable request, such additional information regarding the financial condition or business or assets of any Relevant Party;

    (ix)   promptly (and in any event within five (5) Business Days of receipt thereof), a copy of each Appraisal received by Servicer or any Relevant Party with respect to any Mortgaged Property relating to a Purchased Loan;

    (x)   promptly (and in any event within five (5) Business Days) after Repo Agent's request, copies of each pipeline report, portfolio report, property manager report and each other information, data, notice or report received by any Relevant Party or applicable Servicer; and

    (xi)   promptly (and in any event within five (5) Business Days) after Repo Agent's request, such other reports as Repo Agent shall reasonably request.

(h)   Each Relevant Party shall comply in all respects with all applicable federal, state and local laws, ordinances, rules, regulations and orders relating to it, or to its business, properties or operations, including, without limitation, all Requirements of Law.

(i)   Each Relevant Party shall preserve and maintain its licenses and the right to carry on its business and duly procure all necessary renewals and extensions thereof and maintain, preserve and renew all rights, powers, privileges and franchises and conduct its business in the usual and ordinary course.

(j)   Each Seller shall at all times keep proper books of records and accounts in which full, true and correct entries shall be made of its transactions in accordance with GAAP and set aside on its books from its earnings for each fiscal year all such proper reserves in accordance with GAAP. All such books and records shall be kept at the offices of such Seller or such other locations as to which written notice has been given to Repo Agent. Each Seller shall permit any representatives designated by Buyer or Repo Agent to visit and inspect the financial records and the property and assets of such Person at reasonable times and as often as reasonably requested and to make extracts from and copies of such financial records, and permit any representatives designated by Buyer or Repo Agent to discuss the affairs, finances and condition of such Person with the officers thereof and independent accountants therefor. Such Seller shall reimburse Buyer or Repo Agent for the costs and expenses associated with all such visits.

(k)   Each Seller shall collect and maintain or cause to be collected and maintained all Records relating to the Purchased Loans in accordance with industry custom and practice for assets similar to the Purchased Loans and with no less a degree of prudence than if the Purchased Loans were held by such Seller for its own account, and all such Records shall be in Custodian's or such other Person's possession as permitted under the terms of the Custodial Agreement unless Repo Agent otherwise approves. Except in accordance with the Custodial Agreement, such Seller will not allow any such papers, records or files that are an original or an only copy to leave Custodian's possession, except for individual items removed in connection with servicing a specific Purchased Loan, in which event such Seller will obtain or cause to be obtained a receipt or request for release from a financially responsible person for any such paper, record or file. Such Seller will or will cause each Servicer of the Purchased Loans to maintain all such Records not in the possession of Custodian in good and complete condition in accordance with industry practices for assets similar to the Purchased Loans and preserve them against loss. For so long as Buyer has an interest in or lien on any Purchased Loan, such Seller will hold or cause to be held all related Records in trust for Buyer. Each Relevant Party shall notify, or cause to be notified, every other party holding any such Records of the interests and liens in favor of Buyer granted hereby. In addition, each Seller shall (x) at such Seller's sole cost and expense, make any and all Records available to Custodian, Buyer or Repo Agent to examine any such Records, either by its own officers or employees, or by agents or contractors, or both, and make copies of all or any portion thereof, and (y) permit Buyer, Repo Agent or their authorized agents to discuss the affairs, finances and accounts of such Seller with its chief operating officer and chief financial officer and to discuss the affairs, finances and accounts of such Seller with its independent certified public accountants, in each case in accordance with and subject to the terms and conditions specified in Section 20.

(l)   Each Seller shall promptly advise Buyer in writing of the opening of any new chief executive office of such Seller or the closing of any such office and of any change in such Seller's name or the places where the books and records pertaining to the Purchased Loans are held, but in no event later than thirty (30) days before any financing statement filing will lapse, lose perfection or become materially misleading.

(m)   Each Seller shall pay and discharge all Taxes, levies, liens and other charges, if any, on its assets and on the Purchased Loans that, in each case, in any manner would create any lien or charge upon the Purchased Loans, except for any such Taxes and other charges as are being appropriately contested in good faith by appropriate proceedings diligently conducted and with respect to which adequate reserves have been provided in accordance with GAAP.

(n)   Each Seller shall observe, perform and satisfy all the terms, provisions, covenants and conditions required to be observed, performed or satisfied by it, and shall pay when due all Transaction Costs. Each Seller shall maintain its existence in good standing under the law of its state of organization and shall not dissolve, liquidate, merge with or into any other Person or otherwise change its organizational structure or Governing Documents or identity or incorporate or organize in any other jurisdiction.

(o)   Each Seller shall maintain all records with respect to the Purchased Loans and the conduct and operation of its business with no less a degree of prudence than if the Purchased Loans were held by such Seller for its own account and will furnish Buyer and Repo Agent, upon request by Buyer or its designated representative, with information reasonably obtainable by such Seller with respect to the Purchased Loans and the conduct and operation of its business.

(p)   With respect to any Purchased Loan, each Seller shall provide Repo Agent with prompt written notice (in any event within three (3) Business Days) and a copy of each modification of any Purchased Loan Documents consented to by such Seller (including such modifications which do not constitute a Significant Modification).

(q)   Each Seller shall provide Buyer and Repo Agent with reasonable access to property level information with respect to the Mortgaged Properties, plus any such additional reports as Repo Agent may reasonably request.

(r)   Each Seller shall not have any right to take any action pursuant to the Purchased Loan Documents during the continuance of an Event of Default.

(s)   Each Seller shall not cause the Purchased Loans to be serviced or sub-serviced by any servicer other than a Servicer duly licensed in each jurisdiction where any related Mortgaged Property is located and which has been expressly approved in writing by Repo Agent in its sole and absolute discretion (it being understood that the entities specified in the definition of Servicer as of the Closing Date have been expressly approved by Repo Agent for all purposes hereunder).

(t)   No Seller nor any of their respective direct or, without regard to owners of publicly traded stock traded on a national exchange, indirect, equityholders shall
(i)   knowingly conduct any business, or engage in any transaction or dealing, with any Prohibited Person, including the making or receiving of any contribution of funds, goods, or services, to or for the benefit of a Prohibited Person, or
(ii)   knowingly engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any Federal Trade Embargo. Each Seller shall cause the representation set forth in Section 9(a)(xxiii) to remain true and correct at all times.

(u)   Each Seller shall, or shall cause the Servicers and any sub-servicers, to service and administer each Purchased Loan in accordance with the terms of the Transaction Documents, the Purchased Loan Documents, and applicable law, and independent of any relationship that such Seller, any Relevant Party, Servicer, or Servicer, sub- servicer or any of their respective Affiliates may have with the applicable Approved Originator, Mortgagor or any of their respective Affiliates other than with respect to the Purchased Loan.

(v)   Each Seller shall, at such Seller's sole cost and expense, promptly execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements and fixture filings), which may be reasonably requested and/or required under any applicable Requirement of Law to effectuate the transactions contemplated by the Transaction Documents or to grant, preserve, protect or perfect the Liens created by the Transaction Documents or the validity or priority of any such Lien. During the existence and continuance of an Event of Default, such Seller also agrees to provide to Repo Agent, from time to time upon request, evidence reasonably satisfactory to Repo Agent as to the perfection and priority of the Liens created or intended to be created by the Transaction Documents.

(w)   Each Purchased Loan shall have been originated in accordance with the related Underwriting Guidelines consistent with the terms of this Agreement (including, without limitation, the representations and warranties in Exhibit III).

(x)   Each Seller shall cooperate with Repo Agent in its determination of the Asset Value of each Purchased Loan (including, without limitation, providing all information and documentation in the possession of such Seller regarding such item of underlying collateral or otherwise reasonably required by Repo Agent).

(y)   By not later than the Purchase Date for each Purchased Loan, each Seller shall provide Repo Agent with an Appraisal with respect to each Mortgaged Property collateralizing such Purchased Loan, such Appraisal to be dated no earlier than the date which occurs thirty (30) days prior to such Purchase Date.

(z)   With regard to each document or record each Seller is required to provide to Buyer or Repo Agent pursuant to this Agreement, such Seller shall provide Buyer or Repo Agent, as applicable, either (A) the original of such document or record or (B) a true and correct copy thereof.

(aa) Each Seller shall not use the proceeds of any Transaction inconsistently with the purposes described in Section 9(a)(xxii).

(bb) If at any time there exists a Margin Deficit, Sellers shall cure same in accordance with Section 4(a).

(cc) Each Seller shall, and shall cause each other Relevant Party to, cooperate fully with Buyer and Repo Agent with respect to any proceedings before any court, board or other Governmental Authority which may in any way adversely affect the rights of

Buyer hereunder or any rights obtained by Buyer under any of the other Transaction Documents and, in connection therewith, permit Buyer, at its election, to participate in any such proceedings.

(dd)   [RESERVED] (ee)   [RESERVED]

(ff) At all times so long as any Transactions are outstanding, each Relevant Party and each of their respective Affiliates shall be in full compliance with all applicable orders, rules, regulations and recommendations of OFAC.

(gg) Each Seller shall cause Guarantor to maintain, for each Relevant Party, with responsible companies, at such Seller's or Guarantor's expense, as applicable, a blanket Fidelity Bond and an Errors and Omissions Insurance Policy, with broad coverage on all officers, employees or other persons ("Employees") acting in any capacity requiring such persons to handle funds, money, documents or papers relating to the Purchased Loans, with respect to any claims made in connection with all or any portion of the Repurchase Assets. Any such Fidelity Bond and Errors and Omissions Insurance Policy shall be in the standard form of mortgage banker's blanket bond and shall protect and insure such Seller and each other Relevant Party against losses, including forgery, theft, embezzlement, fraud, errors and omissions and negligent acts of Employees. Such Fidelity Bond and Errors and Omissions Insurance Policy also shall protect and insure each Relevant Party against losses in connection with the release or satisfaction of a Purchased Loan without having obtained payment in full of the indebtedness secured thereby. No provision of this clause (ff) requiring such Fidelity Bond and Errors and Omissions Insurance Policy shall diminish or relieve such Seller or any other Relevant Party from its duties and obligations as set forth in this Agreement. The minimum coverage under any such Fidelity Bond and Errors and Omissions Insurance Policy shall be at least equal to a minimum of $1,000,000 at all times. Upon the request of Repo Agent, each Seller shall cause to be delivered to Repo Agent a certificate of insurance for such Fidelity Bond and Errors and Omissions Insurance Policy and a statement from the surety and the insurer that such Fidelity Bond and Errors and Omissions Insurance Policy shall, to the extent commercially available, in no event be terminated or materially modified without thirty (30) days' prior written notice to Repo Agent. If requested by Repo Agent, such Seller shall ensure that Buyer is granted the ability to make direct claims under each of the Fidelity Bond and Errors and Omissions Insurance Policy.

(hh) Each Seller agrees that, from time to time upon the prior written request of Repo Agent, it shall, and shall cause each other Relevant Party to, as applicable, execute and deliver such further documents, provide such additional information and reports and perform such other acts as Repo Agent may reasonably request in order to insure compliance with the provisions hereof (including, without limitation, compliance with the USA Patriot Act of 2001 and to fully effectuate the purposes of this Agreement; provided, however, that nothing in this Section 11(gg) shall be construed as requiring Buyer or Repo Agent to conduct any inquiry or decreasing such Seller's responsibility for its statements, representations, warranties or covenants hereunder. In order to enable Buyer and its Affiliates to comply with any anti-money laundering program and related responsibilities including, but not limited to, any obligations under the USA Patriot Act of 2001 and regulations thereunder, such Seller on behalf of itself, each other Relevant Party and their respective Affiliates makes the following representations and covenants to Buyer and its Affiliates, that no Relevant Party nor any of their respective Affiliates, is a Prohibited Person and neither any Relevant Party nor any such Affiliate is acting on behalf of or on behalf of any Prohibited Person. Each Seller agrees to promptly notify Buyer or a person appointed by Buyer to administer their anti-money laundering program, if applicable, of any change in information affecting this representation and covenant.

(ii) All required financial statements, information and reports delivered by any Relevant Party to Repo Agent pursuant to this Agreement shall be prepared in accordance with GAAP, or, if applicable, the appropriate SEC accounting regulations.

(jj) If an Approved Originator which is an Affiliate of the applicable Seller adversely amends the Underwriting Guidelines or if an Approved Originator which is not an Affiliate of the applicable Seller amends the Underwriting Guidelines, in each case from that which is in effect on the Closing Date, such Seller shall promptly deliver to Repo Agent a complete copy of the proposed amended form Underwriting Guidelines at least five (5) days prior to the effective date for such proposed amendments. If such Seller fails to deliver such amendments, or if Repo Agent notifies such Seller in writing that Repo Agent does not approve of such amendments, Repo Agent and Buyer shall have no obligation to purchase any Mortgage Loan originated to such amended Underwriting Guidelines, notwithstanding anything herein to the contrary; provided, that Repo Agent shall use its best efforts to respond within ten (10) Business Days of receipt of notice from Seller of any such amendment, but in no event shall the Repo Agent be obligated to respond within such time, nor shall a lack of response by Repo Agent be construed as approval of any such proposed amendments.

(kk)   [RESERVED] (ll)   [RESERVED]

(mm) With respect to any Mortgaged Property relating to a Purchased Loan, in the event the funds on deposit in the applicable Collection Account maintained by the applicable Servicer are not sufficient to pay Servicing Expenses (as such term is defined in each Servicing Agreement) (including, without limitation, for taxes, homeowners' association fees, dues and assessments, insurance and property preservation, but excluding principal and interest on such Purchased Loan) (or to reimburse such Servicer for any advances which such Servicer may have made from its own funds with respect to payment of such expenses), each Seller shall cause the necessary funds to be deposited in such Collection Account (or shall reimburse such Servicer) in accordance with the related Servicing Agreement.

(nn) Before any transfer of Guarantor's indirect or direct equity interest in either Seller, Guarantor or the applicable Seller shall provide Buyer with notice of such transfer at least five (5) Business Days prior to the date of such transfer.

(oo) If Guarantor enters into any note, indenture, loan agreement, guaranty, swap agreement or any other contract, agreement or transaction (including, without limitation, any repurchase agreement, loan and security agreement or similar credit facility or agreement for borrowed funds) in which it covenants to maintain a higher Tangible Net Worth or Liquidity or a lower Leverage Ratio than in the Guarantor Financial Covenants, each Seller shall inform Buyer of such covenants within 10 Business Days of execution of such agreement and such Guarantor Financial Covenant shall be deemed to include such covenants for all purposes under the Transaction Documents.

(pp) Within thirty (30) days of the Closing Date, each Seller shall provide Buyer with evidence that it has terminated its obligations under each marketing services agreement ("MSA") to which the Seller is a party and within ten (10) days of the Closing Date provide the Buyer with information in addition to that provided prior to the Purchase Date regarding internal and external fair lending reviews of the Seller's practices, including additional information regarding the testing schedule and overall methodology, that is reasonably satisfactory to Buyer (collectively, the "Post-Closing Remediation Items").

12. [RESERVED]

13. EVENTS OF DEFAULT; REMEDIES

(a) Each of the following shall constitute an event of default by a Seller hereunder (each a "Event of Default"):

(i) failure of either Seller to repurchase one or more Purchased Loans on the applicable Repurchase Date; or

(ii) failure of either Seller or any Servicer to deposit any Income received by it in the applicable Collection Account or the Remittance Account in accordance with the provisions hereof, the related Servicing Agreement or the related Servicer Acknowledgment, as applicable, which failure is not remedied within two (2) Business Days after notice thereof to such Seller from Buyer or such Seller acquires knowledge of such failure; or

(iii) (A) the Transaction Documents shall for any reason not cause, or shall cease to cause, Buyer to be the owner of, or, if recharacterized as a secured financing, a secured party with respect to, the Repurchase Assets specified in Sections 6(a) hereof and the other collateral specified in Section 6(c) hereof free of any adverse claim, liens and other rights of others (other than as granted in this Agreement); (B) if a Transaction is recharacterized as a secured financing, the Transaction Documents with respect to any Transaction shall for any reason cease to create a valid first priority security interest in favor of Buyer in the Repurchase Assets specified in <u>Section 6(a)</u> hereof and the other collateral specified in <u>Section 6(c)</u> hereof; or (C) if the Transaction Documents shall cease to be in full force and effect or if the enforceability of any of them is challenged or repudiated by any Relevant Party, any Servicer or any respective Affiliate thereof; or

(iv)   failure of either Seller to make the payments required under <u>Section 4</u> or <u>Section 5(c)(i) through (vii)</u> when due; or

(v)   failure of either Seller to make any other payment owing to Buyer or Repo Agent which has become due, whether by acceleration or otherwise, under the terms of this Agreement or any other Transaction Document which failure is not remedied within the period specified herein or therein, or if no period is specified, three (3) Business Days after notice thereof to such Seller from Repo Agent; <u>provided</u>, <u>however</u>, that Repo Agent shall not be required to provide notice in the event of a failure by such Seller to repurchase any Purchased Loan on the required Repurchase Date therefor; or

(vi)   breach by either Seller in the due performance or observance of any term, covenant or agreement contained in <u>Section 10</u> or <u>Section 11</u> of this Agreement which has not been cured within five (5) Business Days after written notice thereof from Repo Agent to such Seller; <u>provided</u>, <u>however</u>, that with respect to a breach by such Seller of any term, covenant or agreement contained in <u>Section 11(b)</u>, <u>(c)</u>, <u>(e)</u>, <u>(f)</u>, <u>(g)(vi)-(ix)</u>, <u>(h)</u>, <u>(i)</u>, <u>(j)</u>, <u>(q)</u>, <u>(v)</u>, <u>(dd)</u>, <u>(ff)</u> or <u>(jj)</u>, if such default is susceptible of cure but cannot reasonably be cured within such five (5) Business Day period and such Seller shall have commenced to cure such default within such five (5) Business Day period and thereafter diligently and expeditiously proceeds to cure the same, such five (5) Business Day period shall be extended for such time as is reasonably necessary for such Seller, in the exercise of due diligence, to cure such default, and in no event shall such cure period exceed twenty (20) Business Days after the earlier of (i) receipt of notice by such Seller and (ii) actual knowledge of such Seller of such breach or failure; <u>provided</u>, <u>further</u>, that with respect to a breach by such Seller of the covenant contained in <u>Section 11(oo)</u>, there shall be no such cure period; or

(vii)   a Change of Control shall have occurred without Buyer's prior written consent; or

(viii)   any representation, warranty or certification made or deemed made by any Relevant Party herein or in any other Transaction Document, excluding any representation, warranty or certification set forth in <u>Exhibit III</u>, shall have been incorrect or untrue in any material respect when made or repeated or deemed to have been made or repeated and such breach has not been cured within five (5) Business Days following the earlier of (A) receipt of notice by such Relevant Party and (B) knowledge of any Relevant Party unless, with respect to representations in <u>Section 9(a)(iii)</u>, <u>(iv)</u>, <u>(v)</u>, <u>(ix)</u>, <u>(xi)</u>, <u>(xii)</u>, <u>(xiii)</u>, <u>(xv)</u>, <u>(xviii)</u>, <u>(xix)</u>, <u>(xx)</u>, <u>(xxi)</u>, <u>(xxvii)</u>, <u>(xxxiii)</u> or <u>(xxxvi)</u>, such incorrect or untrue representation cannot be cured within such five (5) Business Day period in which case such cure period shall be extended by an additional twenty (20) Business Days if the applicable Seller is diligently proceeding in good faith to cure such incorrect or untrue representation; <u>provided</u>, <u>however</u>, that there shall be no cure period in respect of any of the foregoing if (y) such Relevant Party shall have made any such representations and warranties with knowledge that they were false or misleading at the time made or (z) any such representations and warranties have been determined by Repo Agent in its sole discretion exercised in good faith to be false or misleading on a regular basis; or

(ix)   a final judgment by any court, administrative tribunal or other body having jurisdiction for the payment of money in an amount greater than $1,000,000 shall have been rendered against any Relevant Party and remains undischarged or unpaid for a period of thirty (30) days, during which period execution of such judgment is not effectively stayed; or

(x)   Any Relevant Party shall have defaulted or failed to perform under any note, indenture, loan agreement, guaranty, swap agreement or any other contract, agreement or transaction (including, without limitation, any repurchase agreement, loan and security agreement or similar credit facility or agreement for borrowed funds) to which it is a party and which provides for borrowed funds or has a notional amount, as applicable, in an amount equal to or greater than $1,000,000; <u>provided</u>, <u>however</u>, that any such default, failure to perform or breach shall not constitute an Event of Default if the applicable Relevant Party, cures such default, failure to perform or breach, as the case may be, within the grace period, if any, provided under the applicable agreement; or

(xi)   Guarantor breaches a Guarantor Financial Covenant; or

(xii)   if any Relevant Party shall breach or fail to perform any of the terms, covenants, obligations or conditions of this Agreement or any other Transaction Document, other than as specifically otherwise referred to in this definition of "Event of Default", and such breach or failure to perform is not remedied within five (5) Business Days following the earlier of
(A)   receipt of notice by such Relevant Party and (B) knowledge of such Relevant Party; <u>provided</u>, <u>however</u>, that if such default is susceptible of cure but cannot reasonably be cured within such five (5) Business Day period and such Relevant Party shall have commenced to cure such default within such five (5) Business Day period and thereafter diligently and expeditiously proceeds in good faith to cure the same, such five (5) Business

Day period shall be extended for such time as is reasonably necessary for such Relevant Party, in the exercise of due diligence and good faith, to cure such default, provided, further, that in no event shall such extended cure period exceed twenty (20) Business Days from such Relevant Party's receipt of Repo Agent's notice of such breach or failure to perform; or

(xiii) an Act of Insolvency shall have occurred with respect to any Relevant Party; or

(xiv) Any Relevant Party or any of its respective Operating Affiliates shall default under, or fail to perform as required under, or shall otherwise breach the terms of any repurchase agreement, loan and security agreement or similar credit facility or agreement for borrowed funds or any agreement requiring the payment of money between such Relevant Party, on the one hand, and Buyer or any of Buyer's Affiliates on the other; or

(xv) any of the representations and warranties of Guarantor in any Financial Covenant Compliance Certificate shall have been incorrect or untrue in any material respect when made or repeated or deemed to have been made or repeated; or

(xvi) any assignment or attempted assignment by any Relevant Party of this Agreement or any other Transaction Document or any rights hereunder or thereunder without first obtaining the express written consent of Repo Agent, or the granting by any Relevant Party of any security interest, lien or other encumbrances on any Purchased Loans or any other Repurchase Assets to any Person other than Buyer or nominee approved by Buyer; or

(xvii) any Relevant Party shall admit its inability to, or its intention not to, perform any of its obligations hereunder or under any other Transaction Document, or Guarantor shall admit its inability to, or its intention not to, perform any of its obligations under the Guaranty Agreement; or

(xviii) any Relevant Party's audited annual consolidated financial statements shall be qualified or limited by reference to the status of any Relevant Party as a "going concern" or a reference of similar import; or

(xix) any Relevant Party shall have become an "investment company", or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended; or

(xx) neither Seller has effected a transfer of servicing with respect to the applicable Purchased Loans to a successor servicer within thirty (30) days of an uncured Servicer Termination Event; or

(xxi) in the event the funds on deposit in the applicable Collection Account maintained by the applicable Servicer are not sufficient to pay Servicing Expenses (as such term is defined in each Servicing Agreement) (including, without limitation, for taxes, homeowners' association fees, dues and assessments, insurance and property preservation, but excluding principal and interest on such Purchased Loan), the applicable Seller fails to cause the necessary funds to be deposited in such Collection Account (or, in the event such Servicer advanced such funds, fails to reimburse such Servicer) in accordance with the related Servicing Agreement and such Seller's failure continues for thirty (30) days after such Seller obtains knowledge or receives notice of such insufficiency.

(b)   If an Event of Default shall occur and be continuing, the following rights and remedies shall be available to Repo Agent:

(i)   At the option of Majority Buyer (or Repo Agent on its behalf), exercised by written notice to Sellers (which option shall be deemed to have been exercised, even if no notice is given, immediately upon the occurrence of an Act of Insolvency with respect to any Relevant Party), the Repurchase Date for each Transaction hereunder shall, if it has not already occurred, be deemed immediately to occur (the date on which such option is exercised or deemed to have been exercised being referred to hereinafter as the "Accelerated Repurchase Date") (and any Transaction for which the related Purchase Date has not yet occurred shall be canceled).

(ii)   If Majority Buyer (or Repo Agent on its behalf) exercises or is deemed to have exercised the option referred to in Section 13(b)(i):

(A)   A Seller's obligations hereunder to repurchase all Purchased Loans and to pay all Obligations hereunder shall thereupon become immediately due and payable on and as of the Accelerated Repurchase Date without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding, and Majority Buyer may exercise and shall have any and all rights and remedies available to it under applicable law, this Agreement and the other Transaction Documents or otherwise and may take any such action and exercise any such power as it may elect to enforce its rights and remedies under applicable law, this Agreement and the other Transaction Documents, including with respect to the Purchased Loans and the other Repurchase Assets; and all Income deposited in any Collection Account, and all Income deposited in the Remittance Account, in each case including any such Income paid after such exercise or deemed exercise, shall be remitted to and retained by Buyer and applied to the aggregate Repurchase Price and any other amounts owing by a Seller hereunder or under any other Transaction Document. Such Seller shall immediately deliver to Majority Buyer or its designee any and all original papers, records and files relating to the Repurchase Assets subject to such Transactions then in such

Seller's possession and/or control; and all right, title and interest in and entitlement to such Repurchase Assets and any Servicing Rights of such Seller with respect thereto shall be deemed transferred to Majority Buyer; and

(B)   the Repurchase Price with respect to each Transaction (determined as of the Accelerated Repurchase Date) shall include the accrued and unpaid Price Differential with respect to each Purchased Loan accrued at the Pricing Rate applicable upon an Event of Default for such Transaction; and

(C)   Custodian shall, upon the request of Majority Buyer (with simultaneous copy of such request to Sellers), deliver to Majority Buyer all instruments, certificates and other documents then held by Custodian relating to the Purchased Loans.

(iii)   Majority Buyer (or Repo Agent on its behalf) also shall have the right to
(A)   sell, on or following the Business Day following the date on which the Repurchase Price became due and payable pursuant to this Section 13(b) without notice or demand of any kind, to the extent permitted by applicable law, at a public or private sale and at such price or prices as Majority Buyer may reasonably deem satisfactory any or all Purchased Loans and any and all other Repurchase Assets or (B) to the extent permitted by applicable law, in its sole discretion, exercised in good faith, elect, in lieu of selling all or a portion of such Purchased Loans and the other Repurchase Assets, to give Sellers credit for such Purchased Loans and the other Repurchase Assets in an amount equal to the Market Value of the Purchased Loans and the other Repurchase Assets, as determined by Majority Buyer in its sole discretion, against the aggregate unpaid Repurchase Price and any other amounts owing by Sellers hereunder. To the extent permitted by applicable law, Sellers shall remain liable to Buyer for any amounts that remain owing thereto following a sale and/or credit under the preceding sentence. The proceeds of any disposition of Purchased Loans and other Repurchase Assets effected pursuant to this Section 13(b)(iii) shall be applied (v) first, to the costs and expenses (including attorneys' fees and expenses) incurred by Buyer in connection with a Seller's default, (w) second, to the costs of cover and/or hedging transactions, if any, (x) third, to the Repurchase Price,
(y) fourth, to any other outstanding Obligation owed by a Seller to Buyer or its Affiliates pursuant to the Transaction Documents (including interest which would be payable as post-petition interest in connection with any bankruptcy or similar proceeding) irrespective of whether such obligations are direct or indirect, absolute or contingent, matured or unmatured, and
(z) the balance, if any, to Sellers. In the event that Buyer shall not have received repayment in full of the Aggregate Repurchase Price and the other Obligations of Sellers under the Transaction Documents following its liquidation of the Purchased Loans and the other Repurchase Assets, Majority Buyer may, in its sole and absolute discretion, pursue each Seller

and Guarantor (to the extent provided in the Guaranty Agreement) for all or any part of any deficiency.

(iv) The parties recognize that it may not be possible to purchase or sell all of the Purchased Loans and the other Repurchase Assets on a particular Business Day, or in a transaction with the same purchaser, or in the same manner because the market for such Purchased Loans and any other Repurchase Assets may not be liquid. In view of the nature of the Purchased Loans and the other Repurchase Assets, the parties agree that, to the extent permitted by applicable law, liquidation of a Transaction or the Purchased Loans and any other Repurchase Assets shall not require a public purchase or sale and that a good faith private purchase or sale shall be deemed to have been made in a commercially reasonable manner. Accordingly, Majority Buyer may elect, in its sole and absolute discretion, the time and manner of liquidating any Purchased Loans or other Repurchase Assets, and nothing contained herein shall (A) obligate Buyer to liquidate any Purchased Loans or other Repurchase Assets on the occurrence and during the continuance of an Event of Default or to liquidate all of the Purchased Loans or other Repurchase Assets in the same manner or on the same Business Day, or
(B) constitute a waiver of any right or remedy of Buyer. Notwithstanding the foregoing, the parties to this Agreement agree that the Transactions have been entered into in consideration of and in reliance upon the fact that all Transactions hereunder constitute a single business and contractual obligation and that each Transaction has been entered into in consideration of the other Transactions.

(v) Sellers shall be jointly and severally liable to Buyer and Repo Agent for
(A) the amount of all actual expenses, including reasonable legal fees and expenses of counsel, incurred by Buyer in connection with or as a consequence of an Event of Default, (B) all actual costs incurred in connection with covering transactions or hedging transactions (including short sales) or entering into replacement transactions, (C) all damages, losses, judgments, actual costs and other expenses of any kind that may be imposed on, incurred by or asserted against Buyer relating to or arising out of such hedging transactions or covering transactions, and (D) any other loss, damage, actual cost or expense directly arising or resulting from the occurrence of an Event of Default.

(vi) Majority Buyer (or Repo Agent on its behalf) may exercise any or all of the remedies available to Buyer immediately upon the occurrence of an Event of Default and at any time during the continuance thereof. No right or remedy herein conferred upon Buyer is intended to be exclusive of any other right or remedy contained herein or in any instrument or document delivered in connection with or pursuant to this Agreement or in any other Transaction Document, and every such right or remedy contained herein and therein or now or hereafter existing at law or in equity or by statute, or otherwise may be exercised separately or in any combination.

(vii)   Majority Buyer (or Repo Agent on its behalf) may enforce its rights and remedies hereunder without prior judicial process or hearing, and each Seller hereby expressly waives, to the extent permitted by law, any defenses such Seller might otherwise have to require Buyer to enforce its rights by judicial process. Each Seller also waives, to the extent permitted by law, any defense such Seller might otherwise have arising from the use of nonjudicial process, disposition of any or all of the Purchased Loans and any other Repurchase Assets, or from any other election of remedies. Each Seller recognizes that nonjudicial remedies are consistent with the usages of the trade, are responsive to commercial necessity and are the result of a bargain at arm's length.

(viii)   Without limiting any other rights or remedies of Buyer, Majority Buyer (or Repo Agent on its behalf) shall have the right, without prior notice to Sellers, and any such notice being expressly waived by Sellers to the extent permitted by applicable law, to set off and appropriate and apply any and all deposits (general or special, time or demand, provisional or final) in any currency, and any other obligation (including to return excess margin), credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by or due from Buyer or any Affiliate thereof to or for the credit of the account of Sellers to any obligations of Sellers hereunder to Buyer.

(ix)   Majority Buyer shall without regard to the adequacy of the security for the obligations of Sellers under this Agreement and the other Transaction Documents, be entitled to the appointment of a receiver by any court having jurisdiction, without notice, to take possession of and protect, collect, manage, liquidate and sell the Purchased Loans and any other Repurchase Assets or any portion thereof, collect the payments due with respect to the Purchased Loans and any other Repurchase Assets or any portion thereof, and do anything that Buyer is authorized hereunder to do. Sellers shall pay all costs and expenses incurred by Buyer in connection with the appointment and activities of such receiver.

(x)   Majority Buyer (or Repo Agent on its behalf) shall have, in addition to its rights and remedies under the Transaction Documents, all of the rights and remedies provided by applicable federal, state, foreign, and local laws (including, without limitation, if the Transactions are recharacterized as secured financings, the rights and remedies of a secured party under the UCC, to the extent that the UCC is applicable, and the right to offset any mutual debt and claim), in equity, and under any other agreement between Buyer and a Seller, exercisable upon one (1) Business Day's notice from Majority Buyer to Sellers. Without limiting the generality of the foregoing, Majority Buyer (or Repo Agent on its behalf) shall have the right, without prior notice to Sellers, and any such notice being expressly waived by Sellers to the extent permitted by applicable law, to set off the proceeds of the liquidation of the Purchased Loans and other Repurchase Assets against all obligations of either Seller to Buyer or its Affiliates, whether under this Agreement or under any other agreement between a Seller and Buyer or any Affiliate of Buyer, or otherwise, whether or not such obligations are then due, without prejudice to Buyer's right to recover any deficiency.

(xi) No course of dealing between any Relevant Party, on the one hand, and Buyer, on the other hand, or any failure or delay on Buyer's part in exercising any rights or remedies hereunder or under any Transaction Document shall operate as a waiver of any rights or remedies of Buyer and no single or partial exercise of any rights or remedies hereunder or thereunder shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder.

(xii) Majority Buyer (or Repo Agent on its behalf) shall at any time have the right, in each case until such time as Buyer determines otherwise, to retain, to suspend payment or performance of, or to decline to remit, any amount or property that Buyer would otherwise be obligated to pay, remit or deliver to Sellers hereunder if a Default or an Event of Default has occurred and is continuing.

(xiii) Each Seller hereby authorizes Repo Agent, at such Seller's expense, to file such financing statement or statements relating to the Purchased Loans and the other Repurchase Assets without such Seller's signature thereon as Repo Agent at its option may deem appropriate, and appoints Repo Agent as such Seller's attorney-in-fact to execute any such financing statement or statements in such Seller's name and to perform all other acts which Repo Agent deems appropriate to perfect and continue the lien and security interest granted hereby and to protect, preserve and realize upon the Purchased Loans and the Repurchase Assets, including, but not limited to, the right to endorse notes, complete blanks in documents and execute assignments on behalf of such Seller as its attorney-in-fact. This power of attorney is coupled with an interest and is irrevocable without Repo Agent's consent.

14. SINGLE AGREEMENT

Buyer and Sellers acknowledge that, and have entered hereinto and will enter into each Transaction hereunder in consideration of and in reliance upon the fact that, all Transactions hereunder constitute a single business and contractual relationship and have been made in consideration of each other. Accordingly, each of Buyer, Seller A and Seller B agrees (i) to perform all of its obligations in respect of each Transaction hereunder, and that a default in the performance of any such obligations shall constitute a default by it in respect of all Transactions hereunder, (ii) that each of them shall be entitled to set-off claims and apply property held by them in respect of any Transaction against obligations owing to them in respect of any other Transactions hereunder, and (iii) that payments, deliveries and other transfers made by any of them in respect of any Transaction shall be deemed to have been made in consideration of payments, deliveries and other transfers in respect of any other Transactions hereunder, and the obligations to make any such payments, deliveries and other transfers may be applied against each other and netted.

15. NOTICES AND OTHER COMMUNICATIONS

All notices, consents, approvals and requests required or permitted hereunder shall be given in writing and shall be effective for all purposes if hand delivered or sent by (a) hand delivery, with proof of attempted delivery, (b) certified or registered United States mail, postage prepaid,
(c) expedited prepaid delivery service, either commercial or United States Postal Service, with proof of attempted delivery, or (d) by e-mail (with return receipt requested) to the addresses specified in Exhibit I hereto or at such other address and person as shall be designated from time to time by any party hereto, as the case may be, in a written notice to the other parties hereto in the manner provided for in this Section 15. A notice shall be deemed to have been given: (v) in the case of hand delivery, at the time of delivery; (w) in the case of registered or certified mail, when delivered or the first attempted delivery on a Business Day; (x) in the case of expedited prepaid delivery upon the first attempted delivery on a Business Day; or (y) in the case of e-mail, upon receipt. A party receiving a notice that does not comply with the technical requirements for notice under this Section 15 may elect to waive any deficiencies and treat such notice as having been properly given. In furtherance of the foregoing, notices pursuant to Section 4 may be sent by electronic mail to the e-mail addresses set forth on Exhibit I attached hereto.

16. NON-ASSIGNABILITY

(a) The rights and obligations of each Seller under the Transaction Documents and under any Transaction shall not be assigned by such Seller without the prior written consent of Buyer in its sole and absolute discretion.

(b) Buyer may assign, participate or sell all or any portion of its rights and obligations under the Transaction Documents and under any Transaction from time to time to any Person in each case upon not less than five (5) Business Days' prior notice (unless such assignee is a Qualified Assignee, in which case notice shall be required by not later than five (5) Business Days after such assignment or participation) and without the prior consent of Sellers. Each assignee shall be entitled to the benefits of Section 3 (subject to the requirements and limitations therein, including the requirements under Section 3(p) (it being understood that the documentation required under Section 3(p) shall be delivered to the participating Buyer)) and Section 19; provided, however, that any such assignee or participant shall not be entitled to receive any greater payment under Section 3 than its participating Buyer would have been entitled to receive. During the continuance of an Event of Default, Buyer may assign, participate or sell its rights and obligations under the Transaction Documents and/or any Transaction to any Person without prior notice to Sellers and without regard to the limitations in this Section 16(b).

(c) Repo Agent, acting solely for this purpose as agent of Sellers shall maintain a record of each assignment, participation, or sale and a register for the recordation of the names and addresses of the assignees that become parties hereto and the beneficial owners of amounts owed by either Seller with respect to the Transactions and each such Person's interest in the rights and obligations under this Agreement and the other Transaction Documents, and, with respect to each assignee, the aggregate assigned Purchase Price and applicable Price Differential (the "Register"). This provision is intended to be interpreted so that the indebtedness (for federal income tax purposes, as set forth in Section 22) evidenced by the Transaction Documents is treated as being in registered form in accordance with Section 5f.103-1(c) of the Treasury Regulations. The Register shall be available for inspection by either Seller at any reasonable time during normal business hours and from time to time upon reasonable prior notice. The entries in the Register shall be conclusive absent manifest error, and Buyer and Sellers shall treat each person whose name is recorded in the Register pursuant to the terms hereof as a Buyer hereunder for all purposes of this Agreement.

(d)   Subject to the foregoing, the Transaction Documents and any Transactions shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in the Transaction Documents, express or implied, shall give to any Person, other than the parties to the Transaction Documents and their respective successors and permitted assigns, any benefit or any legal or equitable right, power, remedy or claim under the Transaction Documents.

17.   GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL

(a)   This Agreement shall be governed by the laws of the State of New York without giving effect to the conflict of law principles thereof, except for Section 5-1401 of the General Obligations Law of the State of New York.

(b)   Each party irrevocably and unconditionally submits to the exclusive jurisdiction of any United States Federal or New York State court sitting in Manhattan, and any appellate court from any such court, solely for the purpose of any suit, action or proceeding brought to enforce its obligations under this Agreement or relating in any way to this Agreement or any Transaction under this Agreement.

(c)   To the extent that either party has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set off or any legal process (whether service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, such party hereby irrevocably waives and agrees not to plead or claim such immunity in respect of any action brought to enforce its obligations under this Agreement or relating in any way to this Agreement or any Transaction under this Agreement.

(d)   Each party hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and any right of jurisdiction on account of its place of residence or domicile and irrevocably consents to the service of any summons and complaint and any other process by the mailing of copies of such process to them at their respective address specified herein. Each party hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this <u>Section 17</u> shall affect the right of Buyer or Sellers to serve legal process in any other manner permitted by law or affect the right of Buyer or Sellers to bring any action or proceeding against the other party or its property in the courts of other jurisdictions.

(e)   **EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY INSTRUMENT OR DOCUMENT DELIVERED HEREUNDER OR THEREUNDER.**

18.   NO RELIANCE; DISCLAIMERS

Each party hereby acknowledges, represents and warrants to the other that, in connection with the negotiation of, the entering into, and the performance under, the Transaction Documents and each Transaction thereunder:

(a)   It is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the other party to the Transaction Documents, other than the representations expressly set forth in the Transaction Documents.

(b)   It has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent that it has deemed to be necessary, and it has made its own investment, hedging and trading decisions (including decisions regarding the suitability of any Transaction) based upon its own judgment and upon any advice from such advisors as it has deemed to be necessary and not upon any view expressed by the other party.

(c)   It is a sophisticated and informed Person that has a full understanding of all the terms, conditions and risks (economic and otherwise) of the Transaction Documents and each Transaction thereunder and is capable of assuming and willing to assume (financially and otherwise) those risks.

(d)   It is entering into the Transaction Documents and each Transaction thereunder for the purposes of managing its borrowings or investments or hedging its underlying assets or liabilities and not for purposes of speculation.

(e)   It is not acting as a fiduciary or financial, investment or commodity trading advisor for the other party and has not given the other party (directly or indirectly through any other Person) any assurance, guaranty or representation whatsoever as to the merits (either legal, regulatory, tax, business, investment, financial accounting or otherwise) of the Transaction Documents or any Transaction thereunder.

19. INDEMNITY AND EXPENSES

(a)   Sellers (in such capacities, "<u>Indemnifying Parties</u>") hereby agree on a joint and several basis to hold Buyer, Repo Agent and each of their respective Affiliates and each of their respective officers, directors and employees, ("<u>Indemnified Parties</u>") harmless from and indemnify the Indemnified Parties against any and all claims, damages, liabilities, obligations, losses, penalties, actions, judgments, suits, fees, costs, expenses (including reasonable attorneys' fees and disbursements of outside counsel) and disbursements (all of the foregoing, collectively "<u>Indemnified</u> <u>Amounts</u>") that may at any time (including, without limitation, such time as this Agreement shall no longer be in effect and the Transactions shall have been repaid in full) be imposed on or asserted or awarded against any Indemnified Party in any way whatsoever arising out of or in connection with or relating to (i) this Agreement, any other Transaction Document, any Purchased Loan(s) or any other Repurchase Asset(s), (ii) any breach of a representation, warranty or covenant of any Relevant Party or such Relevant Party's officers in this Agreement, any other Transaction Document or in any Officer's Certificate or other document delivered pursuant hereto or thereto, and any and all actions taken or omissions pursuant hereto or thereto; provided, that, in the case of any representation or warranty set forth in <u>Exhibit III</u>, all determinations as to the existence of a breach of any such representation or warranty shall be made without reference to any qualification as to any Relevant Party's knowledge, it being understood that all such qualifications are made in the interest of full and fair disclosure and to preclude claim of fraud and misrepresentation, but are not intended to limit the remedies available under this <u>Section 19</u> for breach of any such representation or warranty) or (iii) any Transactions, the actual or proposed use of the proceeds of the Transactions, this Agreement or any other Transaction Document or any of the transactions contemplated hereby or thereby, including, without limitation, any acquisition or proposed acquisition or any indemnity payable under any Servicing Agreement or other servicing arrangement, except to the extent such claim, damage, loss, liability or expense is found in a judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. Without limiting the generality of the foregoing, Indemnifying Parties agree to hold each Indemnified Party harmless from and indemnify each Indemnified Party against all Indemnified Amounts with respect to any and all Purchased Loans relating to or arising out of any violation or alleged violation of any environmental law, rule or regulation or any consumer credit or other laws, including without limitation ERISA, that, in each case, results from anything other than the gross negligence or willful misconduct of an Indemnified Party. In any suit, proceeding or action brought by Buyer in connection with any Purchased Loan for any sum owing thereunder, or to enforce any provisions of any Purchased Loan Documents, Indemnifying Parties will save, indemnify and hold Buyer harmless from and against all actual, out-of-pocket expense, loss or damage suffered by Buyer by reason of any defense, set-off, counterclaim, recoupment or reduction or liability whatsoever of the account debtor or obligor thereunder, arising out of a breach by Indemnifying Parties of any obligation thereunder or arising out of any other agreement, indebtedness or liability at any time owing to or in favor of such account debtor or obligor or its successors from Indemnifying Parties. Indemnifying Parties also agree to reimburse each Indemnified Party as and when billed by such Indemnified Party for all such Indemnified Party's costs and expenses incurred in connection with the enforcement or the preservation of such Indemnified Party's rights under this Agreement and any other Transaction Document or any transaction contemplated hereby or thereby, including without limitation the reasonable fees and disbursements of its outside counsel. To the extent permitted by applicable law, each of Indemnifying Parties and Buyer agrees that it shall not assert, and each of Indemnifying Parties and Buyer hereby waives, any claim against the other party, and its directors, employees, attorneys or agents, on any theory of liability for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of, or in any way related to, this Agreement or any other Transaction Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Transaction or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and each of Indemnifying Parties and Buyer hereby waives, releases and agrees not to sue upon any such claim or any such damages on any theory of liability for special, indirect, consequential or punitive damages, whether or not accrued and whether or not known or suspected to exist in its favor. The provisions set forth in this Section 19(a) shall survive the termination of this Agreement. Each Indemnifying Party hereby acknowledges that its obligations hereunder are course obligations of such Indemnifying Party. This Section 19 shall not apply to claims with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(b)   Each Seller agrees to pay as and when billed by Buyer (i) all Indemnified Amounts provided in Section 19(a), (ii) all of the out-of-pocket costs and expenses incurred by Buyer and its Affiliates in connection with the development, preparation, execution and delivery of, and any amendment, supplement or modification to this Agreement and the other Transaction Documents or any other documents prepared in connection herewith or therewith (including, without limitation, (A) all collateral review and Uniform Commercial Code search and filing fees and expenses, (B) all expenses associated with purchase and repurchase transactions under this Agreement and the other Transaction Documents and (C) the reasonable fees and expenses of counsel for such parties with respect to any of the foregoing, with respect to advising such parties as to their rights and responsibilities, or the perfection, protection or preservation of rights or interests, under this Agreement and the other Transaction Documents, with respect to negotiations with any Relevant Party or with other creditors of any Relevant Party arising out of any Default or Event of Default or any events or circumstances that may give rise to a Default or Event of Default and with respect to presenting claims in or otherwise participating in or monitoring any bankruptcy, insolvency or other similar proceeding involving creditors' rights generally and any proceeding ancillary thereto), (iii) all of the out-of-pocket costs and expenses (and enforcement costs) incurred in connection with the consummation and administration of the transactions contemplated hereby and thereby including without limitation all the reasonable fees, disbursements and expenses of counsel to Buyer, (iv) all costs and expenses contemplated by Section 13(b)(v) and (v) all Diligence Fees (collectively, "Transaction Costs"). Without limiting any of the foregoing, on the Closing Date Sellers shall pay the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, counsel to Buyer and Repo Agent, incurred in connection with the development, preparation, execution and delivery of this Agreement, the other Transaction Documents and the related closing documents and legal opinions.

20.   **DUE DILIGENCE**

(a)   Each Seller will permit, and will cause each other Relevant Party to permit, Repo Agent or its designated representative to inspect any of such party's records with respect to all or any portion of the Purchased Loans and other Repurchase Assets subject to a Transaction or proposed by such Seller to be subject to a Transaction, the Transaction Documents, and the conduct and operation of its business related thereto (including without limitation its platform, servicers, vendor management, policies and procedures, operations and asset-level diligence) upon reasonable prior notice at such reasonable times and with reasonable frequency requested by Repo Agent or its designated representative and to make copies of extracts of any and all thereof. Repo Agent (and its agents and professional advisors) shall treat as confidential any information obtained during the aforementioned examinations which is not already publicly known or available; provided, however, that Repo Agent (and its agents or professional advisors) may disclose such information if required to do so by law or by any regulatory authority. Upon notice and during regular business hours, each Seller agrees to promptly provide and to cause each other Relevant Party to promptly provide Repo Agent (and its agents or professional advisors) with access to, copies of and extracts from any and all documents, records, agreements, instruments or information (including, without limitation, any of the foregoing in computer data banks and computer software systems) Repo Agent (and its agents or professional advisors) may reasonably require in order to conduct periodic due diligence relating to the Purchased Loans and the other Repurchase Assets, the Relevant Parties and Servicer, as applicable, in connection with any Transaction or the Transaction Documents, in each case on both a pre- and post-funding basis. Each Seller will (and shall cause each other Relevant Party to) make available to Repo Agent (and its agents or professional advisors) knowledgeable financial, accounting, legal and compliance officers for the purpose of answering questions with respect to such Person, the Purchased Loans, the other Repurchase Assets and the performance by such Person of its obligations under the Transaction Documents, and to assist in Repo Agent's diligence. In addition, each Seller shall provide, or shall cause any each other Relevant Party, as applicable, to provide, Repo Agent (and its designated representatives) from time to time, at their discretion and upon reasonable prior notice to the relevant Person, with access to such Person to visit and inspect the offices of such Person and inspect any of such Person's records with respect to all or any portion of the Purchased Loans and the other Repurchase Assets, the Transaction Documents, and the conduct and operation of its business related thereto upon reasonable prior notice at such reasonable times and with reasonable frequency requested by Repo Agent or its designated representative and to make copies of extracts of any and all thereof. All reasonable out-of-pocket costs and expenses actually incurred by Repo Agent (and its agents or professional advisors) in connection with the due diligence and other matters outlined in this <u>Section 20(a)</u> shall be paid by Sellers.

(b)   Without limiting the provisions of Section 20(a) of this Agreement, each Seller acknowledges that Repo Agent intends and may, but shall not be obligated, in connection with the Transactions proposed to be consummated on each Purchase Date require due diligence reviews in scope provided by Sellers to Repo Agent and satisfactory to Repo Agent in Repo Agent's reasonable discretion (each, a "<u>Due Diligence Review</u>"), in each case at such Seller's sole cost and expense. In addition, Sellers shall provide Repo Agent with a report containing all Due Diligence Reviews for all Purchased Loans subject to Transactions under this Agreement on a bi-weekly basis, beginning two weeks after the initial Purchase Date. Each Seller agrees that Repo Agent, at its option and Buyer's expense, has the right at any time to conduct a partial or complete due diligence review on any or all of the Purchased Loans and other Repurchase Assets, including, without limitation, ordering new credit reports and Appraisals on the applicable Mortgaged Properties and otherwise regenerating the information used to originate such Purchased Loans. The fact that Repo Agent has conducted or has failed to conduct any partial or complete examination of the Purchased Loan Documents, the Purchased Loans or the other Repurchase Assets shall not affect Repo Agent's or Buyer's (or any of its successor's) rights to demand repurchase, indemnification or other relief or remedy to the extent provided under this Agreement or any other Transaction Document. Each Seller shall cooperate with Repo Agent and its designated representatives in connection with any such due diligence review.

(c)   If either Seller provides notice to Buyer and Repo Agent that the due diligence reviews described in Section 20(b) will not be available prior to such Purchase Date with respect to a Mortgage Loan proposed to be included in a Transaction on such Purchase Date (any such Mortgage Loan, a "<u>Post-Purchase Diligence Loan</u>"), then such Seller must provide such due diligence reviews no later than two weeks after such Purchase Date or such Post-Purchase Diligence Loan shall not be an Eligible Loan. Repo Agent may, but shall not be obligated, conduct due diligence reviews on all such Post-Purchase Diligence Loans and any Post-Purchase Diligence Loan for which a material exception is found that is not cured by the applicable Seller within two days of notice thereof or waived by Repo Agent in its sole discretion shall not be an Eligible Loan.

21.   SERVICING

(a)   The parties hereto agree and acknowledge that the Servicing Retained Purchased Loans will be sold by the applicable Seller to Buyer on a servicing retained basis and the Servicing Released Purchased Loans will be sold by the applicable Seller to Buyer on a servicing released basis.

(b) Each Seller shall contract with each Servicer to service the related Purchased Loans consistent with the degree of skill and care that such Servicer customarily exhibits with respect to similar mortgage loans owned or managed by it and in accordance with Accepted Servicing Practices. Each Servicer shall, and shall ensure that each permitted sub-servicer will, (i) comply with all applicable Federal, State and local laws and regulations, (ii) maintain all state and federal licenses necessary for it to perform its servicing responsibilities hereunder, (iii) comply with the Servicing Standard and (iv) not impair the rights of Buyer in any Purchased Loans or any payment thereunder.

(c) Each Seller agrees with respect to the Servicing Released Purchased Loans and as between such Seller and Buyer, Buyer is the owner of all Servicing Rights and Servicing Records and such Servicing Rights are not severable from or to be separated from the Servicing Released Purchased Loans. Such Seller covenants to safeguard (and to cause each Servicer and permitted sub-servicer to safeguard) any such Servicing Records and to deliver them promptly to Buyer or its designee (including Custodian) at Repo Agent's request.

(d) Each Seller shall cause the related Servicer to hold or cause to be held all escrow payments collected with respect to any Purchased Loans in trust accounts and shall apply the same for the purposes for which such escrow payments were collected.

(e) Each Seller shall cause each Servicer and any other permitted sub-servicers to execute a Servicer Acknowledgement acknowledging Buyer's interest in the related Purchased Loans and the related Servicing Agreement and agreeing that such Servicer and any permitted sub-servicer (if applicable) shall deposit all Income with respect to the Purchased Loans in the applicable Collection Account or the Remittance Account as provided in this Agreement and the related Servicing Agreement (as modified by the related Servicer Acknowledgment), all in such manner as shall be acceptable to Repo Agent in its sole and absolute discretion. Without limiting the generality of the foregoing, each Seller shall, or shall cause Servicer or any permitted sub-servicer to deposit all Income received by any Servicer on any Purchased Loans into the applicable Collection Account within two (2) Business Days of such Servicer's receipt thereof. Any such amounts deposited in the Collection Account pursuant to the immediately preceding sentence shall then be remitted to the Remittance Account by no later than the next occurring Servicer Remittance Date, net of any amounts that such Servicer is expressly permitted in the related Servicing Agreement (as modified by the related Servicer Acknowledgment) to withdraw or retain with respect to such Purchased Loans.

(f) Upon the occurrence of a Servicer Termination Event with respect to any Servicer (and provided no Event of Default has occurred and is continuing), the applicable Seller shall terminate such Servicer's right to service the related Purchased Loans under the related Servicing Agreement without payment of any penalty or termination fee and shall appoint a successor servicer acceptable to Repo Agent within five (5) Business Days of such Servicer Termination Event, and shall complete a transfer of servicing of the related Purchased Loans to such successor servicer within sixty (60) days of such Servicer Termination Event. Upon the occurrence of an Event of Default, Repo Agent may exercise such right of termination that may arise and shall provide Sellers with notice thereof, and the applicable Seller, if required by Repo Agent, shall exercise any right to terminate each Servicer's right to service the related Purchased Loans that it may have, in each case without payment of any termination fee or any other amount to such Servicer or any of its agents or sub-servicers to the extent permitted by the related Servicing Agreement. In any case where Servicer is so terminated, Sellers and Servicers shall cooperate in transferring the servicing and all Servicing Records relating to the Purchased Loans to a successor servicer approved by Repo Agent in its sole discretion. For the avoidance of doubt any termination of a Servicer's rights to service by Repo Agent as a result of a Servicer Termination Event or an Event of Default shall be deemed part of an exercise of Buyer's rights to cause the liquidation, termination or acceleration of this Agreement.

(g)   To the extent applicable, each Seller shall use commercially reasonable efforts to cause each Servicer and any permitted sub-servicer to permit Buyer and Repo Agent to inspect such Servicer's servicing facilities for the purpose of satisfying Buyer and Repo Agent that such Servicer or permitted sub-servicer has the ability to service the related Purchased Loan as provided in this Agreement, the related Servicing Agreement and the related Servicer Acknowledgment.

(h)   If either Seller should discover that, for any reason whatsoever, such Seller, any Servicer or any other entity responsible to such Seller for managing or servicing any Purchased Loan has failed to perform fully such Seller's obligations under the Transaction Documents or any of the obligations of such entities with respect to the related Purchased Loans, such Seller shall promptly notify Repo Agent and promptly remedy any non-compliance.

(i)   Upon any termination of a Servicer as provided herein, in the Servicer Acknowledgment or in the related Servicing Agreement, Sellers shall cause such Servicer to transfer servicing (including without limitation such Servicing Rights and, if either Seller owns or possesses Servicing Rights, such Seller shall transfer servicing and such Servicing Rights), including, without limitation, delivery of all servicing files to the designee of Buyer as directed by Repo Agent. The delivery of servicing files of any Servicer or either Seller, as applicable, shall be in accordance with Accepted Servicing Practices. After any Servicer's servicing terminates and until the related servicing transfer date, Sellers shall cause such Servicer to (and if a Seller owns or possesses Servicing Rights, such Seller shall) service the related Purchased Loans in accordance with the terms of this Agreement and for the benefit of Buyer.

(j)   The Servicer may hire a sub-servicer to service the Purchased Loans, but only with the consent of Buyer and provided that such sub-servicer execute a Servicer Acknowledgment acceptable to Buyer. The Servicer shall remain liable to the Buyer for its obligations to Seller and Buyer notwithstanding the engagement of any such sub-servicer.

(k)   Buyer may, in its sole and absolute discretion if an Event of Default shall have occurred and be continuing, sell the Servicing Released Purchased Loans on a servicing released basis.

22.   TREATMENT FOR TAX PURPOSES

It is the intention of the parties that, for U.S. Federal, state and local income and franchise Tax purposes, the Transactions constitute a financing, and that the applicable Seller is, and, so long as no Event of Default shall have occurred and be continuing, will continue to be, treated as the owner of the Purchased Loans for such purposes. Unless prohibited by applicable law, Sellers and Buyer agree to treat the Transactions as described in the preceding sentence on any and all filings with any U.S. Federal, state or local taxing authority.

23.   INTENT

(a)   The parties intend and recognize that each Transaction is a "repurchase agreement" as that term is defined in Section 101(47) of the Bankruptcy Code, and a "securities contract" as that term is defined in Section 741 of the Bankruptcy Code.

(b)   The parties intend (i) for each Transaction to qualify for the safe harbor treatment provided by the Bankruptcy Code and for each party to be entitled to all of the rights, benefits and protections afforded to Persons under the Bankruptcy Code with respect to a "repurchase agreement" as defined in Section 101(47) of the Bankruptcy Code and a "securities contract" as defined in Section 741(7) of the Bankruptcy Code and that payments under this Agreement are deemed "margin payments" or "settlement payments," as defined in Section 741 of the Bankruptcy Code, (ii) for the grant of a security interest set forth in Section 6(a)(ii) and Section 23(j) to also be a "securities contract" as defined in Section 741(7)(A)(xi) of the Bankruptcy Code and a "repurchase agreement" as that term is defined in Section 101(47)(A)(v) of the Bankruptcy Code, (iii) that each party shall be entitled to the "safe harbor" benefits and protections afforded under the Bankruptcy Code with respect to a "repurchase agreement" and a "securities contract," and a "master netting agreement," including (x) the rights, set forth in Section 13 and in Section 555, 559 and 561 of the Bankruptcy Code, to liquidate the Purchased Loans and the other Repurchase Assets and terminate this Agreement, and (y) the right to offset or net out as set forth in this Agreement and in Sections 362(b)(6), 362(b)(7), 362(b)(27), 362(o) and 546 of the Bankruptcy Code and (iv) that each party qualifies as a repo participant, financial institution, financial participant and/or master netting agreement participant as such terms are defined under the Bankruptcy Code.

(c)   It is understood that either party's right to accelerate or terminate this Agreement or to liquidate Repurchase Assets delivered to it in connection with the Transactions hereunder or to exercise any other remedies pursuant to Section 13 hereof is a contractual right to accelerate, terminate or liquidate this Agreement or the Transactions as described in Sections 555 and 559 of the Bankruptcy Code. It is further understood and agreed that either party's right to cause the termination, liquidation or acceleration of, or to offset net termination values, payment amounts or other transfer obligations arising under or in connection with this Agreement or the Transactions hereunder is a contractual right to cause the termination, liquidation or acceleration of, or to offset or net termination values, payment amounts or other transfer obligations arising under or in connection with this Agreement as described in Section 561 of the Bankruptcy Code.

(d) The parties agree and acknowledge that if a party hereto is an "insured depository institution," as such term is defined in the Federal Deposit Insurance Act, as amended ("FDIA"), then each Transaction hereunder is a "qualified financial contract," as that term is defined in the FDIA and any rules, orders or policy statements thereunder (except insofar as the type of assets subject to such Transaction would render such definition inapplicable).

(e) Each party hereto hereby further agrees that it shall not challenge the characterization of (i) this Agreement or any Transaction as a "repurchase agreement," "securities contract" and/or "master netting agreement" within the meaning of the Bankruptcy Code, or (ii) Buyer as a "repo participant" within the meaning of the Bankruptcy Code.

(f) It is understood that this Agreement constitutes a "netting contract" as defined in and subject to Title IV of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and each payment entitlement and payment obligation under any Transaction hereunder shall constitute a "covered contractual payment entitlement" or "covered contractual payment obligation", respectively, as defined in and subject to FDICIA (except insofar as one or both of the parties is not a "financial institution" as that term is defined in FDICIA).

(g) It is understood that this Agreement constitutes a "master netting agreement" as defined in Section 101(38A) of the Bankruptcy Code, and as used in Section 561 of the Bankruptcy Code.

(h) The parties acknowledge and agree that the Guaranty Agreement is a "repurchase agreement" as that term is defined in Section 101(47)(A)(v) of the Bankruptcy Code and a "securities contract" as that term is defined in Section 741(A)(xi) of the Bankruptcy Code, as amended.

(i) The parties intend and acknowledge that any provisions hereof or in any other document, agreement or instrument that is related in any way to the servicing of the Purchased Loans shall be deemed "related to" this Agreement within the meaning of Sections 101(47) and 741 of the Bankruptcy Code.

(j) The parties hereby understand, acknowledge and agree that all of the Repurchase Assets (including cash) shall qualify as eligible collateral under the definition of a "repurchase agreement" and/or "securities contract" under the Bankruptcy Code. However, to the extent that any of the Repurchase Assets (including cash) are determined to not qualify as eligible collateral under the definition of a "repurchase agreement" or "securities contract" under the Bankruptcy Code, each Seller hereby pledges to Buyer as security for the performance by such Seller of its obligations under each Transaction, and hereby grants to Buyer a security interest in, only those Repurchase Assets (including cash) which are determined to not qualify as eligible collateral under the definition of a "repurchase agreement" or "securities contract" under the Bankruptcy Code. The parties intend that those Repurchase Assets (including cash) which are determined to not qualify as eligible collateral under the definition of a "repurchase agreement" or "securities contract" under the Bankruptcy Code shall be treated as collateral under a security agreement, arrangement or other credit enhancement related to this repurchase agreement and securities contract under Sections 101(47)(A)(v) and 741(A)(xi) of the Bankruptcy Code, respectively. This pledge by Sellers is in addition, and without prejudice, to the grant of a security interest in the Repurchase Assets (including cash) under Section 6.

24. POWER OF ATTORNEY

(a)   Each Seller hereby irrevocably constitutes and appoints Repo Agent, and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Seller and in the name of such Seller or in its own name, from time to time in Repo Agent's discretion to file such financing statement or statements relating to the Purchased Loans and the Repurchase Assets without such Seller's signature thereon as Repo Agent at its option may deem appropriate, and, without limiting the generality of the foregoing, such Seller hereby gives Repo Agent the power and right, on behalf of such Seller, without assent by, but with notice to, such Seller, if an Event of Default shall have occurred and be continuing, to do the following:

    (i)   in the name of such Seller, or in its own name, or otherwise, to take any and all appropriate action and to execute any and all documents and instruments which may be reasonably necessary or desirable to accomplish the purposes of this Agreement and the other Transaction Documents;

    (ii)   in the name of such Seller, or in its own name, or otherwise, to take possession of and endorse and collect any checks, drafts, notes, acceptances or other instruments for the payment of moneys due with respect to any Purchased Loans and any other Repurchase Assets and to file any claim or to take any other action or proceeding in any court of law or equity or otherwise deemed appropriate by Repo Agent for the purpose of collecting any and all such moneys due with respect to any Purchased Loans and any other Repurchase Assets whenever payable;

    (iii)   to pay or discharge taxes and Liens levied or placed on or threatened against the Purchased Loans or any other Repurchase Assets; and

    (iv)   (A) to direct any party liable for any payment under any Purchased Loans or any other Repurchase Assets to make payment of any and all moneys due or to become due thereunder directly to Buyer or as Repo Agent shall direct; (B) to ask or demand for, collect, receive payment of and receipt for, any and all moneys, claims and other amounts due or to become due at any time in respect of or arising out of any Purchased Loans or any other Repurchase Assets; (C) to sign and endorse any invoices, assignments, verifications, notices and other documents in connection with any Purchased Loans or any other Repurchase Assets; (D) to commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Purchased Loans, any other Repurchase Assets or any proceeds thereof and to enforce any other right in respect of any Purchased Loans or any other Repurchase Assets; (E) to defend any suit, action or proceeding brought against such Seller with respect to any Purchased Loans or any other Repurchase Assets; (F) to settle, compromise or adjust any suit, action or proceeding described in clause (E) above and, in connection therewith, to give such discharges or releases as Repo Agent may deem appropriate; and (G) generally, to sell, transfer, pledge and make any agreement with respect to or otherwise deal with any Purchased Loans or any other Repurchase Assets as fully and completely as though Buyer were the absolute owner thereof for all purposes, and to do, at Repo Agent's option and such Seller's expense, at any time, and from time to time, all acts and things which Repo Agent deems necessary to protect, preserve or realize upon the Purchased Loans and the other Repurchase Assets and Buyer's Liens thereon and to effect the intent of this Agreement, all as fully and effectively as such Seller might do.

Each Seller hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and shall be irrevocable until all obligations of Sellers under this Agreement and the other Transaction Documents have been paid in full and this Agreement and the other Transaction Documents are terminated in accordance with the terms hereof and thereof.

Each Seller also authorizes Repo Agent, if an Event of Default shall have occurred, from time to time, to execute, in connection with any sale provided for in Section 13, any endorsements, assignments or other instruments of conveyance or transfer with respect to the Purchased Loans and the other Repurchase Assets. The powers conferred on Repo Agent hereunder are solely to protect Buyer's interests in the Purchased Loans and the other Repurchase Assets and shall not impose any duty upon it to exercise any such powers. Repo Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither it nor any of its officers, directors, employees or agents shall be responsible to Sellers, any other Relevant Party or any other Person for any act or failure to act hereunder, except for its or their own gross negligence or willful misconduct.

(b) In connection with the repurchase by a Seller of any Purchased Loan in accordance herewith, upon receipt of the Repurchase Price by Buyer, Buyer (or Repo Agent on its behalf) will deliver to such Seller, at such Seller's expense, such documents and instruments as may be reasonably necessary and requested by such Seller to reconvey such Purchased Loan and any unapplied Income related thereto to such Seller.

25.   **MISCELLANEOUS**

(a)   Time is of the essence under the Transaction Documents and all Transactions thereunder, and all references to a time shall mean New York time in effect on the date of the action unless otherwise expressly stated in the Transaction Documents.

(b)   All rights, remedies and powers of Buyer and/or Repo Agent hereunder and in connection herewith are irrevocable and cumulative, and not alternative or exclusive, and shall be in addition to all other rights, remedies and powers of Buyer and/or Repo Agent whether under law, equity or agreement. In addition to the rights and remedies granted to it in this Agreement to the extent applicable, Buyer shall have all rights and remedies of a secured party under the UCC and any other applicable law.

(c)   The Transaction Documents may be executed in counterparts, including facsimile or electronic (i.e., "pdf" or "tif") counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

(d)   The headings in the Transaction Documents are for convenience of reference only and shall not affect the interpretation or construction of the Transaction Documents.

(e)   Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or be invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

(f)   This Agreement, the Fee Letter, each Confirmation and each other Transaction Document contains a final and complete integration of all prior expressions by the parties with respect to the subject matter hereof and thereof and shall constitute the entire agreement among the parties with respect to such subject matter, superseding all prior oral or written understandings.

(g)   Each party understands that this Agreement is a legally binding agreement that may affect such party's rights. Each party represents to the other that such party has received legal advice from counsel of its choice regarding the meaning and legal significance of this Agreement and that it is satisfied with its legal counsel and the advice received from it.

(h)   Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against any Person by reason of the rule of construction that a document is to be construed more strictly against the

Person who itself or through its agent prepared the same, it being agreed that all parties have participated in the preparation of this Agreement.

(i)   To the extent permitted by applicable law, each party hereby waives any right to claim or recover from the other party any exemplary or punitive damages of any kind or nature whatsoever, whether the likelihood of such damages was known or foreseeable and regardless of the form of the claim or action. The foregoing waiver shall also apply to Indemnified Amounts.

(j)   No modification, waiver, amendment, discharge or change of this Agreement shall be valid or effective unless the same is in writing and signed by each Seller, Repo Agent and Majority Buyer; *provided* that no Fundamental Amendment to this Agreement shall be valid or effective unless the same is signed by each Seller, Repo Agent and Persons collectively holding 100% of Buyer's rights and obligations under the Transaction Documents.

26.   CONFIDENTIALITY

The Transaction Documents and their respective terms, provisions, supplements and amendments, and transactions and notices thereunder, shall be held by Repo Agent, Buyer and Sellers in strict confidence and shall not be disclosed to any third party without the consent of Repo Agent and Buyer or Sellers, as applicable, except for (i) disclosure to Sellers', Repo Agent's or Buyer's respective Affiliates, directors, officers, employees, consultants, attorneys, agents or accountants, as well as to any general partner, manager, limited partner or member of any direct or indirect investor or owner of either Seller or of its Affiliates (the "Representatives"); provided that each Seller, Repo Agent and Buyer shall (A) inform each of its Representatives receiving any Transaction Documents of the confidential nature of the Transaction Documents, (B) direct its Representatives to treat the Transaction Documents confidentially, and (C) be responsible for any improper use of the Transaction Documents by it or its Representatives, (ii) disclosure by Buyer to any assignee pursuant to Section 16 or participant or any potential assignee or participant, (iii) upon prior written notice to Repo Agent, Buyer or each Seller, as applicable (if permitted by law), disclosure required by law, rule, regulation or order of a court or other regulatory body, to the extent necessary or (iv) any disclosures or filing required under the SEC or state securities' laws; provided that, in the case of disclosure by any party pursuant to the foregoing clauses (iii) and (iv), such party shall provide the other party hereto with prior written notice to permit the other party to seek a protective order to take other appropriate action; provided further that, in the case of clause (iii), each Seller, Repo Agent and Buyer shall not file any of the Transaction Documents other than this Agreement with the SEC or state securities office unless either Seller or Repo Agent and Buyer, as applicable, shall have provided at least thirty (30) days (or such lesser time as may be demanded by the SEC or state securities office) prior written notice of such filing to the other party hereto. Sellers, Repo Agent and Buyer shall cooperate in such party's efforts to obtain a protective order or other reasonable assurance that confidential treatment will be accorded the Transaction Documents. If, in the absence of a protective order, either Seller, Repo Agent, Buyer or any of their Representatives is compelled as a matter of law to disclose any such information, such Seller, Repo Agent or Buyer, as applicable, may disclose to the party compelling disclosure only the part of the Transaction Documents as is required by law to be disclosed (in which case, prior to such disclosure, the disclosing party shall advise and consult with the other party hereto and its counsel as to such disclosure and the nature and wording of such disclosure) and the disclosing party shall use its best efforts to obtain confidential treatment therefor. Buyer, Repo Agent and Sellers acknowledge that this Agreement may be filed with the SEC; provided that Buyer, Repo Agent and Sellers shall redact any pricing and other confidential provisions, including, without limitation, the amount of fees and pricing information from such filed copy of this Agreement. Notwithstanding anything to the contrary contained herein, each of Seller A, Seller B, Repo Agent and Buyer and its respective Representatives may disclose any information regarding the Transaction Documents and the transactions contemplated therein, without notice to the other party, to any governmental agency, regulatory authority or self-regulatory authority (including, without limitation, bank and securities examiners) having or claiming to have authority to regulate or oversee any aspect of Sellers', Repo Agent's or Buyer's business (as the case may be) or that of its representatives in connection with the exercise of such authority or claimed authority.

27.   APPOINTMENT AS REPO AGENT

Buyer hereby appoints Repo Agent, and Repo Agent hereby accepts the appointment, to perform certain administrative functions and carry out certain calculations, and to act on Buyer's behalf, in each case, pursuant to and in accordance with the terms of this Agreement, and authorizes Repo Agent to perform such services and take such actions on its behalf as are contemplated hereby and to exercise such other powers as are delegated to Repo Agent hereby, in each case, together with such authority and powers as are reasonably incidental thereto. Repo Agent shall not resign or otherwise transfer its responsibilities hereunder without the prior written consent of Buyer and, so long as (x) an Event of Default has not occurred and is not continuing and (y) the initial Buyer owns any interest in the rights and obligations under this Agreement and/or the Transaction Documents, each Seller.

28.   JOINT AND SEVERAL

Sellers and Buyer hereby acknowledge and agree that Sellers are each jointly and severally liable to Buyer for payment and performance of all of their respective liabilities and obligations thereunder.

[SIGNATURES COMMENCE ON THE NEXT PAGE]

IN WITNESS WHEREOF. the parties have executed this Agreement as of the date first above written.

BUYER AND REPO AGENT:

GLOBAL INVESTMENT BANK 3,
a New York state member bank

By: /s/ Charles Johnson
Name: Charles Johnson
Title: Authorized Signatory

ANGEL OAK MORTGAGE FUND TRS, a
Delaware statutory trust

By: Angel Oak Capital Advisors, LLC, not in its individual capacity but solely as the
Administrator

By: /s/ David Gordon
Name: DavidGordon   Title: Chief Legal Officer - Private Strategies

[Second Amended and Restated Master Repurchase Agreement]

**ANGEL OAK MORTGAGE OPERATING
PARTNERSHIP, LP,** a Delaware limited partnership

By: Angel Oak Mortgage OP GP, LLC, its general partner

By: Angel Oak Mortgage REIT, Inc., its managing member

By: /s/ David Gordon
Name: DavidGordon   Title: Corporate Secretary

[Second Amended and Restated Master Repurchase Agreement]

SCHEDULE 1 PURCHASED LOAN INFORMATION

For each Prime QM Loan, Prime Non-QM Loan, Non-Prime Non-QM Loan, Investor Cash Flow Loan and Foreign National Loan:

Sched. 1-1

1. Loan #
2. AOHL/MS Note (Closing) Date
3. AOCA Purchase Date
4. Loan Amount
5. Current Unpaid Principal Balance
6. City
7. State
8. ZIP Code
9. Interest Rate
10. Program Type
11. Loan Program
12. LTV
13. Credit Score
14. Loan Purpose
15. DTI
16. Property Type
17. Occupancy
18. Warehouse
19. First Payment Date
20. Term
21. QM or Non-QM Loan
22. Self Employed (Y/N)
23. Rural Properties (Y/N)
24. Cash-out Refinancing (Y/N)
25. Foreign Nationals (Y/N)
26. Personal Bank Statement (Y/N)
27. Limited Tradelines (Y/N)
28. DTI > 43% (Y/N)
29. Delinquent 1x60 Prior 12 Months (Y/N)
30. Delinquent 2x30 Prior 12 Months (Y/N)
31. Delinquent 1 x 60 (Prior 24 Months) (Y/N)
32.
Delinquent 2 x 30 (Prior 24 Months) (Y/N)
33. Bankruptcy in last 24 months (Y/N)
34. Foreclosure in the last 24 months (Y/N)
35. Exception Reason
36. Compensating Factors
37. GSE/Agency Eligible
38. ATR Loan Type
39. APR
40. Qual Ratio
41. APOR
42. Lock Date
43. QM Fee Threshold Amount
44. Point and Fees Under Section 32
45. Total Residual Income
46. Mos Resv
47. Loan Info ARM First Rate Adj Cap
48. Loan Info ARM First Period Change
49. Loan Info ARM Rate Cap
50. Loan Info ARM Rate Adj Period
51. Loan Info ARM Life Cap
52. ARM Margin
53. ARM Index
54. Original Monthly P&I
55. Advance Rate
56. Advance Proceeds Orig
57. As of Date
58. Next Due Date
59. Months of Bank Statement
60. Appraised Value
61. Lien Position
62. Loan Age
63. Property County
64. Percentage Business Ownership
65. Expense Ratio

Sched. 1-1

SCHEDULE 2 PROHIBITED STATES

For AOHL:

Alaska, Arkansas, Connecticut, Delaware, Hawaii, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, New York, North Dakota, Ohio, Pennsylvania, Rhode Island, South Dakota, Utah, Vermont, Washington, West Virginia and Wyoming.

For AOMS:

Alaska, Massachusetts, New York and Vermont.

Sched. 2-1

SCHEDULE 3 APPROVED ORIGINATORS

AOHL AOMS

EXHIBIT I

CONFIRMATION
GLOBAL INVESTMENT BANK 3

Ladies and Gentlemen:

Global Investment Bank 3 is pleased to deliver our written **CONFIRMATION** of our agreement (subject to satisfaction of the Transaction Conditions Precedent) to enter into the Transaction pursuant to which Global Investment Bank 3 shall purchase from you the Purchased Loans identified in Schedule 1 attached hereto, pursuant to the Second Amended and Restated Master Repurchase Agreement between Global Investment Bank 3 (the "Buyer"), Angel Oak Mortgage Fund TRS and Angel Oak Mortgage Operating Partnership, LP (each, a "Seller"), dated as of November 7, 2023 (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the "Agreement"; capitalized terms used herein without definition have the meanings given in the Agreement), as follows below and on the attached Schedule 1:

Seller: [   ]

[Purchase Date   [__], [__]] Purchased Loan(s):   As identified on attached Schedule 1

[Aggregate Principal

Amount of Purchased Loan(s):]   [$____]   [$__] Repurchase Date: [____], [____]

[Initial Purchase Price]:   [$____] Pricing Rate: LIBOR + [   ]% Purchase Price

Percentage: [ ]%

Type of Loans: [Servicing Released Loans] [Servicing Retained Loans] Wire Instructions: Bank:

Account Name:

Account #: SWIFT #:

Exh. I-2

Name and address for communications:

Buyer: Global Investment Bank 3 2001 Ross Ave, Suite 2800
Dallas, Texas 75201
Attention: Warehouse Lending
Telephone: (212) 902-1000
Group E-Mail:gswarehouselending@gs.com

   with a copy to:

Global Investment Bank 3
200 West Street
New York, New York 10282
Attention: Warehouse Lending
Telephone: (212) 902-1000
Group E-Mail:gswarehouselending@gs.com

Seller: Angel Oak Mortgage Fund TRS
Angel Oak Mortgage Operating Partnership, LP
3344 Peachtree Rd. NE
Suite 1725
Atlanta, GA 30326

Exh. I-3

Seller hereby certifies that the representations and warranties made by Seller in the Agreement are true and correct as of the Purchase Date for such Transaction (in each case except such representations which by their terms speak as of a specified date) and subject to any exceptions disclosed to Buyer in the Exception Report delivered to Buyer on or prior to date hereof.

[SIGNATURES ON THE NEXT PAGE]

GLOBAL INVESTMENT BANK 3,
a New York state member bank

By: _____ Name:
        Title:

AGREED AND ACKNOWLEDGED:

ANGEL OAK MORTGAGE FUND TRS,
a Delaware statutory trust

By: Angel Oak Capital Advisors, LLC, not in its individual capacity but solely as the Administrator

By: __ Name: __ Title: __

ANGEL OAK MORTGAGE OPERATING PARTNERSHIP, LP, a Delaware limited partnership

By: Angel Oak Mortgage OP GP, LLC, its general partner

By: Angel Oak Mortgage REIT, Inc., its managing member

By: __ Name: __ Title: __

Exh. I-6

SCHEDULE 1 TO CONFIRMATION

EXHIBIT II

[RESERVED]

EXHIBIT III

REPRESENTATIONS AND WARRANTIES <u>REGARDING THE PURCHASED LOANS</u>

With respect to each Purchased Loan and each related Mortgaged Property on the related Purchase Date, and at all times while this Agreement and any Transaction contemplated hereunder is in effect, the applicable Seller shall be deemed to make the following representations and warranties to Buyer as of such date; <u>provided</u>, <u>however</u>, that with respect to any Purchased Loan, such representations and warranties shall be deemed to be modified by any Exception Report delivered by such Seller to Buyer prior to the issuance of a Confirmation with respect thereto. With respect to those representations and warranties which are made to such Seller's knowledge, if it is discovered by such Seller or Buyer that the substance of such representation and warranty is inaccurate, notwithstanding such Seller's lack of knowledge with respect to the substance of such representation and warranty, such inaccuracy shall be deemed a breach of the applicable representation and warranty.

Representations and Warranties with respect to Mortgage Loans:

1. Each Mortgage Loan with a written appraisal, as indicated on the Purchased Loan Schedule, contains a written appraisal prepared by an appraiser licensed or certified by the applicable governmental body in which the Mortgaged Property is located and in accordance with the requirements of FIRREA. The appraisal and any or all supporting schedules required per the applicable guidelines were written in form and substance to customary Fannie Mae or Freddie Mac standards for Mortgage Loans of the same type as the Mortgage Loans and the Uniform Standards of Professional Appraisal Practice and satisfies applicable legal and regulatory requirements. The appraisal was made and signed prior to the final approval of the Mortgage Loan application. The person performing any property valuation (including an appraiser) received no benefit from, and such person's compensation or flow of business from the Originator was not affected by, the approval or disapproval of the Mortgage Loan. The selection of the person performing the property valuation was made independently of the broker (where applicable) and the originator's loan sales and loan production personnel. The selection of the appraiser met the criteria of Fannie Mae and Freddie Mac for selecting an independent appraiser.

2. With respect to each Mortgage Loan whose document type on the Purchased Loan Schedule indicates documented income, employment and/or assets, the applicable Originator verified the Mortgagor's income, employment and/or assets in accordance with its written Underwriting Guidelines. With respect to each Mortgage Loan, other than a Mortgage Loan for which the Mortgagor documented his or her income by providing Form W-2 or tax returns, the applicable Originator employed a process designed to verify the income with third party documentation (including bank statements).

3. With respect to each Mortgage Loan, the applicable Originator gave due consideration at the time of origination to factors, including but not limited to, other real estate owned by the Mortgagor, commuting distance to work, appraiser comments and notes, the location of the property and any difference between the mailing address active in the servicing system and the subject property address to evaluate whether the occupancy status of the

Exh. 3-1

property as represented by the Mortgagor was reasonable. All owner occupied properties are occupied by the owner at the time of purchase of the Mortgage pursuant to the obligations of the Mortgagor as detailed in the related Purchased Loan File.

4. With respect to each Mortgage Loan, no portion of the loan proceeds has been escrowed for the purpose of making monthly payments on behalf of the Mortgagor and no payments due and payable under the terms of the Mortgage Note and mortgage or deed of trust, except for seller or builder concessions or amounts paid or escrowed for payment by the Mortgagor's employer, have been paid by any person who was involved in or benefited from the sale or purchase of the Mortgaged Property or the origination, refinancing, sale, purchase or servicing of the Mortgage Loan.

5. The information on the Purchased Loan Schedule correctly and accurately reflects the information contained in the applicable Originator's records (including, without limitation, the Purchased Loan File). In addition, the information contained under each of the headings in the Purchased Loan Schedule (e.g. Mortgagor's income, employment and occupancy, among others) is true and correct. With respect to each Mortgage Loan, any seller or builder concession in excess of the allowable limits established by Fannie Mae or Freddie Mac has been subtracted from the Appraised Value of the Mortgaged Property for purposes of determining the LTV. Except for information specified to be as of the origination date of the Mortgage Loan, the Purchased Loan Schedule contains the most current information possessed by the originator. As of the related Purchase Date, the most recent FICO score listed on the Purchased Loan Schedule was no more than on hundred eighty (180) days old, unless disclosed on the Purchased Loan Schedule. As of the date of funding of the Mortgage Loan to the Mortgagor, no appraisal or other property valuation listed on the Purchased Loan Schedule was more than twelve (12) months old.

6. Each Mortgage Loan was either underwritten in substantial conformance to the applicable Originator's Underwriting Guidelines in effect at the time of origination taking into account the compensating factors set forth in such Originator's Underwriting Guidelines as of the related Purchase Date, without regard to any underwriter discretion or, if not underwritten in substantial conformance to the applicable Originator's guidelines, has reasonable and documented compensating factors. The Mortgage Note and Mortgage are on forms acceptable to Freddie Mac and Fannie Mae and neither Seller nor any Originator has made any representations to a Mortgagor that are inconsistent with the mortgage instruments used. The methodology used in underwriting the extension of credit for the Mortgage Loan includes objective mathematical principles that relate to the relationship between the Mortgagor's income, assets and liabilities and the proposed payment, and such underwriting methodology does not rely on the extent of the Mortgagor's equity in the collateral as the principal determining factor in approving such credit extension. Such underwriting methodology confirmed that at the time of origination (application/approval) the Mortgagor had a reasonable ability to make timely payments on the Mortgage Loan. Where commercially reasonable, the originator utilized public and/or commercially available information in order to test the reasonableness of the income used to approve documented Mortgage Loans. The source of the down payment with respect to each Mortgage Loan has been fully verified by the Originator in the manner required by the applicable Underwriting Guidelines.

7. Other than with respect to TRID (as defined below), compliance with which is covered by representation and warranty number 40 below, at the time of origination or the date of modification each Mortgage Loan complied in all material respects with all then-applicable federal, state and local laws, including (without limitation) truth-in-lending, real estate settlement procedures, consumer credit protection, equal credit opportunity, predatory and abusive lending laws, laws covering fair housing, fair credit reporting, community reinvestment, homeowners equity protection, mortgage reform and disclosure laws or such noncompliance was cured subsequent to origination, as permitted by applicable law. The servicing of each Mortgage Loan prior to the related Purchase Date complied in all material respects with all then-applicable federal, state and local laws and the sale and transfer of each Mortgage Loan and the consummation of the transactions contemplated by the Master Repurchase Agreement will not involve the violation of any such laws or regulations. The Mortgage Loan was, and will have been, at all times serviced in accordance with the terms of the related Mortgage Note and Accepted Servicing Practices. The Mortgage Loan meets or is exempt from applicable state, federal or local laws, regulations and other requirements pertaining to usury.

8. With respect to each Mortgage Loan, (1) each Mortgagor is a natural person legally permitted to reside in the United States, an inter-vivos trust acceptable to Fannie Mae or Freddie Mac or such other form of entity as allowed pursuant to the Underwriting Guidelines, (2) except as permitted by the relevant Underwriting Guidelines or as documented by approved credit exceptions, no Mortgagor is or was the subject of a state or federal bankruptcy or insolvency proceeding that was dismissed or discharged in the twenty-four (24) months prior to the origination of the Mortgage Loan, and (3) except as permitted by the relevant Underwriting Guidelines or as documented by approved credit exceptions, no Mortgagor previously owned a property that was the subject of a foreclosure or which title to the real property was conveyed to the originator or by a deed in lieu of foreclosure was given in the twenty-four (24) months prior to the origination of the Mortgage Loan.

9. Immediately prior to the transfer and assignment to Buyer, Seller was the sole legal, beneficial and equitable owner and holder of the Mortgage Loan. Each sale of the Mortgage Loan from any prior owner or Originator was in exchange for fair equivalent value, and the prior owner or Originator, as applicable, was solvent both prior to and after the transfer and had sufficient capital to pay and was able to pay its debts as they would generally mature. The Mortgage Loan is free and clear of any and all liens (other than any senior lien indicated on the Purchased Loan Schedule), encumbrances, participation interests, claims (including, but not limited to, any preference or fraudulent transfer claims), pledges, charges or security interests of any nature, and Seller has good, indefeasible and marketable title and full right and authority to sell and assign the same. Immediately following the sale of the Mortgage Loan to Buyer pursuant to the Master Repurchase Agreement, Buyer will own such Mortgage Loan free and clear of any encumbrance, equity, participation interest, Lien, pledge, charge, claim or security interest.

10. The mortgage is a valid, subsisting and enforceable first lien on the property therein described, and, except as noted in the Purchased Loan Schedule, the Mortgaged Property is free and clear of all encumbrances and liens having priority over the lien of the mortgage, except for:

Exh. III-3

a. the lien of current real property taxes and assessments not yet due and payable; covenants, conditions and restrictions, rights of way, easements and other matters of public record as of the date of recording of such mortgage acceptable to mortgage lending institutions in the area in which the Mortgaged Property is located or specifically referred to in the appraisal performed in connection with the origination of the related Mortgage Loan;

b. liens created pursuant to any federal, state or local law, regulation or ordinance affording liens for the costs of cleanup of hazardous substances or hazardous wastes or for other environmental protection purposes; and such other matters to which like properties are commonly subject that do not individually or in aggregate materially interfere with the benefits of the security intended to be provided by the mortgage; and

c. any security agreement, chattel mortgage or equivalent document related to and delivered to Custodian with any mortgage establishing in the seller a valid and subsisting first lien on the property described therein, and Seller has full right to sell and assign the same to Buyer.

11. All taxes, governmental assessments, insurance premiums, leasehold payments, ground rents and water, sewer and municipal charges or other outstanding charges affecting the related Mortgaged Property that previously became due and payable have been paid or an escrow of funds has been established, to the extent permitted by law, in an amount sufficient to pay for any such item that remains unpaid.

12. The Mortgaged Property is undamaged by water, fire, earthquake, earth movement other than earthquake, windstorm, flood, tornado or similar casualty (excluding casualty from the presence of hazardous wastes or hazardous substances) to affect adversely the value of the Mortgaged Property as security for the Mortgage Loan or the use for which the premises was intended or would render the property uninhabitable, and there is no pending or threatened proceeding for the total or partial condemnation of the Mortgaged Property. To Seller's reasonable knowledge, each Mortgaged Property is in substantially the same condition it was at the time the most recent appraised value was obtained.

13. The Mortgaged Property is free and clear of all mechanics' and materialmen's liens or a Title Policy affording, in substance, the same protection afforded by this warranty has been furnished to Custodian by Seller.

14. Except for Mortgage Loans secured by co-op shares and Mortgage Loans secured by residential long-term leases, the Mortgaged Property consists of a fee-simple estate in real property; all the improvements included for the purpose of determining the Appraised Value of the Mortgaged Property lie wholly within the boundaries and building restriction lines of such property and no improvements on adjoining properties encroach on the Mortgaged Property (unless insured against under the related title insurance policy); and the Mortgaged Property and all improvements thereon comply with all requirements of any applicable zoning and subdivision laws and ordinances. The Mortgaged Property is not raw land. Seller has not received notice from the Mortgagor, any governmental authority, or any other person of any noncompliance with any use or occupancy law, ordinance, regulation, standard, license, or certificate with respect to the Mortgaged Property.

15. As of the related Purchase Date, the Mortgaged Property is lawfully occupied under applicable law, and all inspections, licenses and certificates required to be made or issued with respect to all occupied portions of the Mortgaged Property and the use and occupancy of the same, including but not limited to certificates of occupancy and fire underwriting certificates, have been made or obtained from the appropriate authorities.

16. The Mortgage Note, the related mortgage and other agreements executed in connection therewith are genuine, and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by general equity principles (regardless of whether such enforcement is considered in a proceeding in equity or at law). Additionally, all parties to the Mortgage Note and the Mortgage had legal capacity to execute the Mortgage Note and the mortgage, and each Mortgage Note and mortgage has been duly and properly executed by the Mortgagor.

17. The proceeds of the Mortgage Loan have been fully disbursed, there is no requirement for future advances thereunder, and any and all requirements as to completion of any on-site or off-site improvements and as to disbursements of any escrow funds have been complied with (except for escrow funds for exterior items, which could not be completed due to weather, and escrow funds for the completion of swimming pools). Additionally, all costs, fees and expenses incurred in making, closing or recording the Mortgage Loan have been paid, except recording fees with respect to mortgages not recorded as of the related Purchase Date. All points and fees related to each Mortgage Loan were disclosed in writing to the Mortgagor in accordance with applicable state and federal law and regulation.

18. The Mortgage Loan (except any Mortgage Loan secured by a Mortgaged Property located in any jurisdiction for which an opinion of counsel of the type customarily rendered in such jurisdiction in lieu of title insurance is instead received and any Mortgage Loan secured by co-op shares) is covered by an American Land Title Association mortgagee title insurance policy or other generally acceptable form of policy or insurance acceptable to Fannie Mae or Freddie Mac, issued by a title insurer acceptable to Fannie Mae or Freddie Mac insuring each Originator or its successors and assigns as to the first-priority lien of the mortgage in the original principal amount of the Mortgage Loan and subject only to the following:

    a. the lien of current real property taxes and assessments not yet due and payable;

    b. covenants, conditions and restrictions, rights of way, easements and other matters of public record as of the date of recording of such mortgage acceptable to mortgage lending institutions in the area in which the Mortgaged Property is located or specifically referred to in the appraisal performed in connection with the origination of the related Mortgage Loan;

    c. liens created pursuant to any federal, state or local law, regulation or ordinance affording liens for the costs of cleanup of hazardous substances or hazardous wastes or for other environmental protection purposes; and

    d. such other matters to which like properties are commonly subject that do not individually, or in the aggregate, materially interfere with the benefits of the security intended to be provided by the mortgage.

Exh. III-5

Where required by state law or regulation, the Mortgagor has been given the opportunity to choose the carrier of the required mortgage title insurance. Additionally, such title insurance policy affirmatively insures ingress and egress, and against encroachments by or upon the Mortgaged Property or any interest therein. The title policy does not contain any special exceptions (other than the standard exclusions) for zoning and uses and has been marked to delete the standard survey exception or to replace the standard survey exception with a specified survey reading. The related Originator is the sole insured of such mortgagee title insurance policy, the assignments to Seller by the Originator and to Buyer by Seller of such Originator's interest in such mortgagee title insurance policy does not require any consent of or notification to the insurer that has not been obtained or made, such mortgagee title insurance policy is in full force and effect and will be in full force and effect and inure to the benefit of Buyer, no claims have been made under such mortgagee title insurance policy and no prior holder of the related mortgage, including the seller, has done, by act or omission, anything that would impair the coverage of such mortgagee title insurance policy.

19. The Mortgaged Property securing each Mortgage Loan is insured by an insurer acceptable to Fannie Mae or Freddie Mac against loss by fire and such hazards as covered under a standard extended coverage endorsement in an amount not less than the lesser of 100% of the insurable value of the Mortgaged Property or the outstanding principal balance of the Mortgage Loan. If the Mortgaged Property is a condominium unit, it is included under the coverage afforded by a blanket policy for the project. If, upon origination of the Mortgage Loan, the improvements on the Mortgaged Property were in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards, a flood insurance policy meeting the requirements of the current guidelines of the Federal Insurance Administration is in effect with a generally acceptable insurance carrier in an amount representing coverage not less than the least of the outstanding principal balance of the Mortgage Loan, the full insurable value of the Mortgaged Property, or the maximum amount of insurance that was available under the National Flood Insurance Act of 1968, as amended. All individual insurance policies on the date of origination, contained a standard mortgagee clause naming the Originator and its successors and assigns as mortgagee and as loss payee and such clause is still in effect, and all premiums thereon have been paid. Each such insurance policy may not be reduced, terminated or canceled without thirty (30) calendar day's prior written notice to the mortgagee. No such notice has been received by the Originator or Seller. The Mortgage obligates the Mortgagor thereunder to maintain all such insurance at the Mortgagor's cost and expense, and upon the Mortgagor's failure to do so, authorizes the holder of the Mortgage to obtain and maintain such insurance at the Mortgagor's cost and expense and to seek reimbursement therefor from the Mortgagor. The hazard insurance policy is the valid and binding obligation of the insurer, is in full force and effect, and will be in full force and effect and inure to the benefit of Buyer upon the consummation of the transactions contemplated by the Master Repurchase Agreement.

20. There is no default (including any related event of acceleration), breach or violation existing under the mortgage or the related Mortgage Note and no event that, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a default, breach, violation or event of acceleration. Seller has not waived the performance by the Mortgagor of any action, if the Mortgagor's failure to perform such

action would cause the Mortgage Loan to be in default. Additionally, Seller has not waived any such default, breach, violation or event of acceleration, and no foreclosure action is currently threatened or has been commenced with respect to the Mortgage Loan or any Mortgaged Property.

21. No Mortgage Note or mortgage is subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the Mortgage Note or mortgage or the exercise of any right thereunder render the Mortgage Note or mortgage unenforceable in whole or in part or subject it to any right of rescission, set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, counterclaim or defense has been asserted with respect thereto.

22. Each mortgage contains customary and enforceable provisions such as to render the rights and remedies of the holder thereof adequate for the realization against the Mortgaged Property of the benefits of the security, including realization by judicial foreclosure (subject to any limitation arising from any bankruptcy, insolvency or other law for the relief of debtors). Upon default by a Mortgagor on a Mortgage Loan and foreclosure on, or trustee's sale of, the Mortgaged Property pursuant to the proper procedures, the holder of the Mortgage Loan will be able to deliver good and merchantable title to the Mortgaged Property. There is no homestead or other exemption or other right available to the Mortgagor or any other person, or restriction on Seller or any other person, including without limitation, any federal, state or local, law, ordinance, decree, regulation, guidance, attorney general action, or other pronouncement, whether temporary or permanent in nature, that would interfere with, restrict or delay, either (i) the ability of Seller, Buyer or any servicer or any successor servicer to sell the related Mortgaged Property at a trustee's sale or otherwise, or (ii) the ability of Seller, Buyer or any servicer or any successor servicer to foreclose on the related Mortgage.

23. The Mortgage Loan is a "qualified mortgage" within the meaning of Section 860G(a)(3)(A) of the Code and Treasury Regulations Section 1.860G-2(a)(l).

24. With respect to each mortgage where a lost note affidavit has been delivered to the Trustee in place of the related Mortgage Note, the related Mortgage Note is no longer in existence and, if such Mortgage Loan is subsequently in default, the enforcement of such Mortgage Loan will not be materially adversely affected by the absence of the original Mortgage Note.

25. With respect to each Mortgage Loan, all parties that have had any interest in such Mortgage Loan, whether as mortgagee, assignee, pledge or otherwise, are (or, during the period in which they held and disposed of such interest, were) (i) in compliance with any and all applicable licensing or "doing business" requirements of the laws of the state wherein the related Mortgaged Property is located, and (ii) either (1) organized under the laws of such state, or (2) qualified to do business in such state, or (3) federal savings and loan associations, federal savings banks or national banks having authorized offices in such state or (4) not required to be licensed or file "doing business" or similar documentation in such state.

26. No fraud or material error, omission, misrepresentation, negligence or similar occurrence with respect to a Mortgage Loan has taken place on the part of any Originator, Seller, any correspondent or mortgage broker involved in the origination of such Mortgage Loan, any

servicer, the Mortgagor or any appraiser, builder, developer or other party involved in the origination of the Mortgage Loan or in the application of any insurance in relation to such Mortgage Loan. No such party or person has made any representations to the Mortgagor that are inconsistent with the Purchased Loan File. The documents, instruments and agreements submitted for loan underwriting were not falsified and contain no untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the information and statements therein not misleading. Seller has reviewed all of the documents constituting the Purchased Loan File and has made such inquiries as it deems necessary to make and confirm the accuracy of the representations set forth herein.

27. With respect to any insurance policy, including, but not limited to, hazard or title insurance, covering a Mortgage Loan and the related Mortgaged Property, none of the Originators or Seller has engaged in, and the Mortgagor has not engaged in, any act or omission that would impair the coverage of any such policy, the benefits of the endorsement or the validity and binding effect of either, including without limitation, no unlawful fee, commission, kickback or other unlawful compensation or value of any kind as has been or will be received, retained or realized by any attorney, firm, or other person or entity, and no such unlawful items have been received, retained or realized by the originator/seller.

28. In the event the mortgage constitutes a deed of trust, a trustee, duly qualified under applicable law to serve as such, has been properly designated and currently serves and is named in the mortgage, and no fees or expenses are or will become payable by Seller to such trustee under the deed of trust, except in connection with a trustee's sale after default by the mortgage.

29. Each original mortgage was recorded, and all subsequent assignments of the original mortgage have been recorded in the appropriate jurisdictions in which such recordation is necessary to perfect the liens against creditors of the seller or are being recorded. If Seller was not the originator of the related Mortgage Loan, all assignments of mortgage showing a complete chain of title from the Originator to Seller or a predecessor in interest by merger is in recordable form and is acceptable for recording under the laws of the jurisdiction in which the Mortgaged Property is located.

30. The mortgage contains an enforceable provision for the acceleration of the payment of the unpaid principal balance of the Mortgage Loan in the event that the Mortgaged Property is sold or transferred without the prior written consent of the mortgagee.

31. The Mortgaged Property is either a fee-simple estate or a long-term residential lease. If the Mortgage Loan is secured by a long-term residential lease: (i) the terms of such lease expressly permit the mortgaging of the leasehold estate, the assignment of the lease without the lessor's consent (or the lessor's consent has been obtained and such consent is in the mortgage file) and the acquisition by the holder of the mortgage of the rights of the lessee upon foreclosure or assignment in lieu of foreclosure or provide the holder of the mortgage with substantially similar protection; (ii) the terms of such lease do not allow the termination thereof upon the lessee's default without the holder of the mortgage being entitled to receive written notice of, and opportunity to cure, such default or prohibit the holder of the mortgage from being insured under the hazard insurance policy related to the Mortgaged Property; (iii) the original term of such lease is not less than 15 years; (iv) the

term of such lease does not terminate earlier than five years after the maturity date of the Mortgage Note; (v) the Mortgaged Property is located in a jurisdiction in which the use of leasehold estates for residential properties is an accepted practice; (vi) the lease is in full force and effect; and (vii) the lease protects the mortgagee's interests in the event of a property condemnation.

32. No Mortgage Loan is a predatory loan, a high-cost loan, or a loan specially regulated under any state law due to its interest rate or points paid. No Mortgage Loan is a "high cost", "threshold", "predatory" or "covered" loan, as defined by any applicable federal, state or local predatory or abusive lending law (and no Mortgage Loan is a High Cost Loan or Covered Loan as such terms are defined in the then-current Standard & Poor's LEVELS® Glossary of Terms on Appendix E). No Mortgage Loan has a percentage listed under the Indicative Loss Severity Column (the column that appears in the then-current Standard & Poor's LEVELS® Glossary of Terms on Appendix E). No predatory or deceptive lending practices, including, without limitation, the extension of credit without regard to the ability of the Mortgagor to repay and the extension of credit which has no apparent benefit to the Mortgagor, were employed in the origination of the Mortgage Loan. Each Mortgage Loan is in compliance with the anti-predatory lending eligibility for purchase requirements of Fannie Mae Guide or Freddie Mac Guide. No Mortgage Loan secured by property located in the State of Georgia was originated on or after October 1, 2002 and prior to March 7, 2003. No Mortgage Loan originated on or after March 7, 2003 is a "high cost home loan" as defined under the Georgia Fair Lending Act.

33. The instruments and documents with respect to each Mortgage Loan required to be delivered to Custodian pursuant to the Custodial Agreement and the Master Repurchase Agreement on or prior to the related Purchase Date have been delivered to Custodian. For each Mortgage Loan, all documents necessary to foreclose on the Mortgaged Property are included in the related Purchased Loan File delivered to the Buyer or the Custodian.

34. Unless otherwise indicated on the Purchased Loan Schedule, none of Seller nor any prior holder of the mortgage or the related Mortgage Note has modified the mortgage or the related Mortgage Note in any material respect, satisfied, canceled or subordinated the mortgage in whole or in part, released the Mortgaged Property in whole or in part from the lien of the mortgage or executed any instrument of release, cancellation, modification or satisfaction, except in each case as reflected in an agreement included in the loan file. Neither the Originator nor Seller has waived the performance by the Mortgagor of any action, if the Mortgagor's failure to perform such action would cause the Mortgage Loan to be in default, nor has the Originator or Seller waived any default resulting from any action or inaction by the Mortgagor.

35. Each Mortgaged Property is located in the U.S. or a territory of the U.S. and consists of a one- to four-unit residential property, which may include, but is not limited to, a single- family dwelling, townhouse, condominium unit or unit in a planned unit development or, in the case of Mortgage Loans secured by co-op shares, leases or occupancy agreements. Any condominium project or planned unit development generally conforms with the Underwriting Guidelines regarding such dwellings, and no residence or dwelling is a mobile home or a mixed use property. Except as otherwise permitted by the Underwriting Guidelines, (i) as of the date of origination, no portion of the Mortgaged Property was used

for commercial purposes, and (ii) since the date of origination no portion of the Mortgaged Property has been used or is planned or expected to be used for commercial purposes.

36. Unless otherwise indicated on the Purchased Loan Schedule, all payments required to be made up to the scheduled monthly payment date for such Mortgage Loan immediately preceding the related Purchase Date under the terms of the related Mortgage Note have been made, and no Mortgage Loan has been more than 30 days delinquent since the origination date. All delinquency figures are calculated and reported using the Mortgage Bankers' Association methodology. Seller has not received notification from a Mortgagor that a prepayment in full shall be made after the related Purchase Date.

37. If the Mortgage Loan is identified as "Qualified Mortgage-Safe Harbor" on the Purchased Loan Schedule, such Mortgage Loan (i) is a "qualified mortgage" within the meaning of Section 1026.43(e)(2) of 12 C.F.R. Part 1026 ("Regulation Z") without reference to Sections 1026.43(e)(4), (5), (6) or (f) of Regulation Z, (ii) complies with the total points and fees limitations for a qualified mortgage set forth in Section 1026.43(e)(3) of Regulation Z (including the inflation adjustments provided for in Section 1026.43(e)(3)(ii) of Regulation Z), (iii) is not a "higher-priced covered transaction" within the meaning of Section 1026.43(b)(4) of Regulation Z, (iv) only includes a prepayment penalty permitted by Section 1026.43(g) of Regulation Z, (v) does not provide for a balloon payment and (vi) qualifies for the safe harbor set forth in Section 1026.43(e)(1)(i) of Regulation Z.

38. If the Mortgage Loan is identified as "Qualified Mortgage-Rebuttable Presumption" on the Purchased Loan Schedule, such Mortgage Loan (i) is a "qualified mortgage" within the meaning of Section 1026.43(e)(2) of Regulation Z without reference to Section 1026.43(e)(4), (5), (6) or (f) of Regulation Z, (ii) complies with the total points and fees limitations for a qualified mortgage set forth in Section 1026.43(e)(3) of Regulation Z (including the inflation adjustments provided for in Section 1026.43(e)(3)(ii) of Regulation Z), (iii) is a "higher-priced covered transaction" within the meaning of Section 1026.43(b)(4) of Regulation Z, (iv) does not provide for a balloon payment and (v) qualifies for the presumption of compliance set forth in Section 1026.43(e)(1)(ii) of Regulation Z.

39. No Mortgagor was a debtor in any state or federal bankruptcy or insolvency proceeding at the time the Mortgage Loan was originated and following the date of origination of the Mortgage Loan and as of the Closing Date, no Mortgagor with respect to the Mortgage Loan was a debtor in any state or federal bankruptcy or insolvency proceeding, and the Mortgaged Property has not been subject to any bankruptcy or foreclosure proceedings. To Seller's knowledge as of the related Purchase Date, or in the twenty-four (24) months preceding such date, or since the time the Mortgage Loan was originated, the related Mortgagor has not filed for protection under, or has been a debtor under, applicable bankruptcy laws. No Mortgage Loan either (i) has been previously offered by Seller for sale in the secondary markets to prospective purchasers, or (ii) has previously been repurchased by Seller, except with respect to such Mortgage Loans for which Seller has provided Buyer the supporting documentation prior to the related Purchase Date setting forth the reason(s) the Mortgage Loan was either previously rejected for purchase by prospective purchasers or repurchased by Seller. In the event Seller fails to deliver such documentation for the Mortgage Lon to Buyer prior to the Purchase Date for such

Exh. III-10

Mortgage Loan, this shall be deemed to have a material and adverse effect on the value of the Mortgage Loan.

40. With respect to each Mortgage Loan for which an application was taken on or after January 10, 2014, either: (i) such Mortgage Loan complied with the "ability to repay" standards as set forth in Section 129C(a) of the federal Truth-in-Lending Act, 15 U.S.C. 1639c(a), and Section 1026.43(c) of Regulation Z or (ii) the Mortgage Loan is exempt from the Consumer Financial Protection Bureau's Know Before You Owe Truth in Lending Act—Real Estate Settlement Procedures Act Integrated Disclosure rule ("TRID").

41. With respect to each Agency Eligible Investment Loan, the related Mortgaged Property qualifies for the exemption set forth in 12 CFR 1026.3(a) and does not constitute "consumer credit" within the meaning of 12 CFR 1026.2(a)(12).

42. With respect to each Mortgage Loan, the proceeds of which were used to purchase the related Mortgaged Property, either (1) the Mortgagor paid with his/her own funds a purchase price equal to at least the lesser of (i) 100% minus the LTV of the Mortgage Loan and (ii) 5% of the purchase price or (2) the Mortgagor received a gift to fund the purchase price in accordance with the Underwriting Guidelines.

43. With respect to each Mortgage Loan for which an application was taken on or after October 3, 2015, either: (i) the Mortgage Loan was originated in compliance with TRID; (ii) the Mortgage Loan is exempt from TRID; or (iii) with respect to each TRID compliance exception with respect to a Mortgage Loan, such TRID compliance exception will not result in civil liability or has been cured in a manner which negates the associated civil liability.

44. To Seller's knowledge, as of origination of the Mortgage Loan, the related Mortgaged Property was in material compliance with all applicable environmental laws pertaining to environmental hazards including, without limitation, asbestos, and the Mortgaged Property is free from any and all toxic or hazardous substances. Neither Seller nor, to Seller's knowledge, the related Mortgagor, has received any notice of any violation or potential violation of such law. There is no pending action or proceeding directly involving any Mortgaged Property in which compliance with any environmental law, rule or regulation is an issue and nothing further remains to be done to satisfy in full all requirements of each such law, rule or regulation constituting a prerequisite to use and enjoyment of said property.

45. Any Mortgage Loan subject to a Mortgagor-paid primary mortgage insurance policy ("PMI Policy") obligates the Mortgagor thereunder to maintain the PMI Policy and to pay all premiums and charges in connection therewith up to the time it may be discontinued according to applicable law. Any such premium is not payable from any portion of the Mortgage interest rate. No Mortgage Loan requires payment of such premiums, in whole or in part, by the Mortgage Loan seller.

46. No Mortgagor was encouraged or required to select a loan product offered by the Originator that was a higher cost product designed for less creditworthy Mortgagors, unless at the time of the Mortgage Loan's origination, such Mortgagor did not qualify, taking into account credit history and debt-to-income ratios, for a lower cost credit product then offered by the Originator or an affiliate of the Originator. If, at the time of loan application,

Exh. III-11

the Mortgagor may have qualified for a lower cost credit product then offered by the Originator or any mortgage lending affiliate of the Originator, the Originator referred the Mortgagor's application to such affiliate for underwriting consideration.

47. The origination practices used with respect to each Mortgage Loan have been in accordance with applicable law and the servicing and collection practices used with respect to each Mortgage Loan have been in accordance with Accepted Servicing Practices, whether such servicing was done by the Originator, its affiliates, or any third party or any sub-servicer or servicing agent of any of the foregoing.

48. The Mortgage Loan is not a graduated payment mortgage loan and the Mortgage Loan does not have a shared appreciation or other contingent interest feature.

49. Principal payments commenced no more than sixty (60) calendar days after the funds were disbursed to the Mortgagor (or on the Mortgagor's behalf) in connection with the Mortgage Loan. The Mortgage loans have an original term to maturity of not more than thirty (30) years, with interest payable in arrears on the due date set forth on the related Purchased Loan Schedule. With respect to each fixed rate Mortgage Loan that is not an Interest Only Mortgage Loan, the Mortgage Note is payable on the first day of each month in equal monthly installments of principal and interest, with interest in arrears, providing for full amortization by maturity over a scheduled term of not more than thirty (30) years. With respect to each Adjustable Rate Mortgage Loan, the Mortgage Note is payable on the first day of each month in Monthly Payments which are changed on each Adjustment Date to an amount which will fully amortize the unpaid principal balance of the Mortgage Loan over its remaining term at the Mortgage Interest Rate. No Mortgage Loan is a "pay option ARM," "pick-a-payment" or similar type of mortgage loan or a home equity revolving line of credit.

50. The Mortgagor has not notified the Originator or Seller, and Seller has no knowledge of any relief requested by or allowed to the Mortgagor under the Servicemembers Civil Relief Act or any similar state law or local laws.

51. No Mortgaged Property is subject to a ground lease.

52. No Mortgagor was required to purchase any single premium credit insurance policy (e.g., life, mortgage, disability, accident, unemployment, property or health insurance product) or debt cancellation agreement as a condition of obtaining the extension of credit. No Mortgagor obtained a prepaid single premium credit insurance policy (e.g., life, mortgage, disability, accident, unemployment, property or health insurance product) or debt cancellation agreement in connection with the origination of the Mortgage Loan. No proceeds from any Mortgage Loan were used to purchase single premium credit insurance policies (e.g., life, mortgage, disability, accident, unemployment, property or health insurance product) or debt cancellation agreements as part of the origination of, or as a condition to closing. such Mortgage Loan.

53. To the Seller's knowledge, there is no action, suit, proceeding, investigation, or litigation pending, or threatened, with respect to the Mortgage Loan or the Mortgaged Property and nor does such Seller know of any basis for any such action, suit, proceeding, investigation or litigation. The Mortgage Loan is not subject to any outstanding litigation for fraud, origination, predatory lending, servicing or closing practices.

54. With respect to each Mortgage Loan for which Mortgage Electronic Registration Systems Inc. ("MERS") is acting as the mortgagee of such Mortgage Loan, solely as nominee for the originator of such Mortgage Loan and its successors and assigns (a "MERS Purchased Loan"), a MIN has been assigned by MERS and such MIN is accurately provided on the Purchased Loan Schedule. If the related Mortgage identifies MERS as the original mortgagee of record, such Mortgage provides that the Mortgage is assigned to MERS solely as nominee for Seller and its successors and assigns. In addition, the Mortgage has been properly executed, acknowledged, delivered and recorded in all the places necessary to perfect the security interest in the Mortgaged Property in favor of MERS, solely as nominee for Seller and its successors and assigns. If MERS is not the original mortgagee of record, an assignment to MERS has been prepared, duly executed and recorded and the chain of assignments is complete and recorded from the original mortgagee to MERS. Seller further represents that it has complied with all rules and procedures of MERS for its assignment of the Mortgage to Buyer, including, among other things, that Seller has confirmed the transfer on MERS' system to Buyer. With respect to each MERS Purchased Loan, Seller has not received any notice of liens or legal actions with respect to such Mortgage Loan and no such notices have been electronically posted by MERS.

55. The Mortgage Loan is not subject to the Home Ownership and Equity Protection Act of 1994 or any comparable state or local law.

56. No Mortgage Loan is a balloon loan.

57. If the Mortgage Loan is identified as a "Non-Prime Mortgage Loan" and not identified as a "Higher-Priced QM" on the Purchased Loan Schedule, such Mortgage Loan is not a "higher-priced covered transaction" within the meaning of Section 1026.43(b)(4) of Regulation Z.

Exh. III-13

EXHIBIT IV

OFFICER'S COMPLIANCE CERTIFICATE

I, __, do hereby certify that I am the duly elected, qualified and authorized [Title] of [SELLER NAME] [OTHER RELEVANT PARTY NAME.] [("Seller")] [("[NAME")]. This Certificate is delivered to you in connection with Section 11(g) of the Second Amended and Restated Master Repurchase Agreement, dated as of November 7, 2023, between Angel Oak Mortgage Fund TRS, Angel Oak Mortgage Operating Partnership, LP (together, "Sellers") and Global Investment Bank 3 ("Buyer" and "Repo Agent") (as amended, restated, supplemented or otherwise modified from time to time, the "Agreement"). Unless otherwise defined, capitalized terms used herein shall have the meanings given to them in the Agreement or the Guaranty Agreement, as applicable.

I hereby further certify that, as of the date of the financial statements attached hereto and as of the date hereof Seller is and has been in compliance with all the terms of the Agreement and each other Transaction Document to which it is a party], [Guarantor is and has been in compliance with all the terms of the Guaranty Agreement] and, without limiting the generality of the foregoing, I hereby certify with respect to [Seller and other Relevant Parties Paragraphs 1-3]; [Guarantor only Paragraphs 4-5]:

1. Compliance. Each Relevant Party has complied with all covenants and agreements in the Transaction Documents.

2. No Default. No Default or Event of Default exists on the date of such certificate, and if any Default or Event of Default then exists, setting forth the details thereof and the action which any Relevant Party is taking or proposes to take with respect thereto.

3. Material Adverse Effect. To [Seller's] [Relevant Party's] knowledge, no event or circumstance has occurred and is continuing that would have a Material Adverse Effect.

4. Financial Covenants. Guarantor is in compliance with each Financial Covenant specified in Section 4 of the Guaranty Agreement. A detailed summary of the calculation of such compliance is provided in Schedule 1 hereto.

5. Consolidated Financial Statements. The consolidated financial statements of Guarantor attached hereto fairly represent the consolidated financial condition and results of operations of Guarantor in accordance with GAAP, consistently applied, as at the end of, and for, the periods covered thereby (subject to normal year-end audit adjustments)[To be delivered for quarterly financials only].

IN WITNESS WHEREOF, I have set my hand this __day of __, 20__.

[ANGEL OAK MORTGAGE REIT, INC.,
a Maryland corporation**]**

**[ANGEL OAK MORTGAGE OPERATING
PARTNERSHIP, LP,** a Delaware limited partnership
    By: Angel Oak Mortgage OP GP, LLC, its general partner

    By: Angel Oak Mortgage REIT, Inc., its managing member**]**

[ANGEL OAK MORTGAGE FUND TRS,
a Delaware statutory trust
    By: Angel Oak Capital Advisors, LLC, not in its individual capacity but solely as the
    Administrator**]**

By:__ Name: __ Title: __

EXHIBIT V

BENCHMARK REPLACEMENT

1.   <u>Benchmark Replacement</u>. Notwithstanding anything to the contrary in this Agreement or in any other Transaction Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder or under any Transaction Document in respect of such determination on such date and all determinations on all subsequent dates. If the Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of "Benchmark Replacement," in connection with a Benchmark Transition Event, such Benchmark Replacement will become effective as of the Reference Time on the applicable Benchmark Replacement Date without any amendment to, or further action or consent of any other party to, this Agreement. If the Benchmark Replacement is determined in accordance with clause (3) of the definition of "Benchmark Replacement," or in connection with an Early Opt-in Election, such Benchmark Replacement will become effective at 5:00 p.m. on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the related Seller without any amendment to this Agreement or further action or consent of such Seller, so long as the Repo Agent has not received, by such time, written notice of objection to such Benchmark Replacement from the related Seller.

2.   <u>Benchmark Replacement Conforming Changes</u>. In connection with the implementation of a Benchmark Replacement, the Repo Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Transaction Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of the related Seller; provided, however, Repo Agent agrees to consult (in good faith) with such Seller in connection with any such proposed Benchmark Replacement Conforming Changes.

3.   <u>Notices; Standards for Decisions and Determinations</u>. The Repo Agent will promptly notify the related Seller of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the removal or reinstatement of any tenor of Term SOFR pursuant to paragraph 4 below. Any determination, decision or election that may be made by the Repo Agent pursuant to this <u>Exhibit V</u>, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its sole discretion and without consent from the related Seller, except, in each case, as expressly required pursuant to this <u>Exhibit V</u>.

4.   Unavailability of Tenor of Term SOFR. Notwithstanding anything to the contrary herein or in any other Transaction Document, at any time and with respect to any Pricing Period, if the Benchmark at such time is Term SOFR and Term SOFR for the applicable tenor is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Repo Agent in its reasonable discretion, the Repo Agent may (i) modify the definition of "Pricing Period" for all determinations of interest at or after such time to remove such unavailable tenor and (ii) if Term SOFR, as applicable, for the applicable tenor is displayed on such screen or information service after its removal pursuant to clause (i) above, modify the definition of "Pricing Period" for all determinations of interest at or after such time to reinstate such previously removed tenor.

5.   Certain Defined Terms. The following terms have the definitions given to them below.

"Benchmark" means, initially, the LIBOR Rate; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to the LIBOR Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has become effective pursuant to this Exhibit V.

"Benchmark Replacement" means, for any Pricing Period, the first alternative set forth in the order below that can be determined by the Repo Agent as of the Benchmark Replacement Date:

    (1)   the sum of: (a) Term SOFR or, if the Repo Agent determines that Term SOFR for the applicable Corresponding Tenor cannot be determined, Next Available Term SOFR, and
    (b) the Benchmark Replacement Adjustment;

    (2) the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

    (3)   the sum of: (a) the alternate rate of interest that has been selected by the Repo Agent as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body at such time or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated syndicated or bilateral credit facilities at such time and (b) the Benchmark Replacement Adjustment;

provided that, in the case of clauses (1) and (2) above, such rate, or the underlying rates component thereof, is or are displayed on a screen or other information service that publishes such rate or rates from time to time as selected by the Repo Agent in its reasonable discretion. If the Benchmark Replacement as determined pursuant to clause (1), (2) or (3) above would be less than 0.25%, the Benchmark Replacement will be deemed to be 0.25% for the purposes of this Agreement.

"Benchmark Replacement Adjustment" means, for any Pricing Period:

Exh. V-2

(1)   for purposes of clauses (1) and (2) of the definition of "Benchmark Replacement," the first alternative set forth in the order below that can be determined by the Repo Agent as of the Benchmark Replacement Date:

(a)   the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(b)   the spread adjustment (which may be a positive or negative value or zero) that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to USD LIBOR for the Corresponding Tenor; and

(2)   for purposes of clause (3) of the definition of "Benchmark Replacement," the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Repo Agent and the related Seller for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body at such time or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated or bilateral credit facilities at such time;

provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Repo Agent in its reasonable discretion.

"Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Pricing Period," timing and frequency of determining rates and making payments of interest and other administrative matters) that the Repo Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Repo Agent in a manner substantially consistent with market practice (or, if the Repo Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Repo Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Repo Agent decides is reasonably necessary in connection with the administration of this Agreement).

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of "Benchmark Transition Event," the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark;

(2) in the case of clause (3) of the definition of "Benchmark Transition Event," the date of the public statement or publication of information referenced therein; or

(3) in the case of an Early Opt-in Election, the first Business Day after the Rate Election Notice is provided to the related Seller, so long as the Repo Agent has not received, by such date, written notice of objection to such Early Opt-in Election from such Seller.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

"Compounded SOFR" means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate (which may include compounding in arrears with a lookback and/or suspension period as a mechanism to determine the interest amount payable prior to the end of each Pricing Period) being established by the Repo Agent in accordance with:

(1)   the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; or

(2)   if, and to the extent that, the Repo Agent determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that the Repo Agent determines are substantially consistent with at least fifteen currently outstanding U.S. dollar-denominated syndicated or bilateral credit facilities at such time (as a result of amendment or as originally executed) that are publicly available for review; or

provided that if the Repo Agent decides that any such rate, methodology or convention determined in accordance with clause (1) or clause (2) is not administratively feasible for the Repo Agent, then Compounded SOFR will be deemed unable to be determined for purposes of the definition of "Benchmark Replacement."

"Corresponding Tenor" with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the applicable Pricing Period with respect to the then-current Benchmark.

"Early Opt-in Election" means the occurrence of:

(1)   determination by the Repo Agent that at least fifteen currently outstanding U.S. dollar-denominated syndicated or bilateral credit facilities at such time contain (as a result of amendment or as originally executed) as a benchmark interest rate, in lieu of LIBOR,
Term SOFR plus a Benchmark Replacement Adjustment, and

(2)   the election by the Repo Agent to declare that an Early Opt-in Election has occurred and the provision by the Repo Agent of written notice of such election to the related Seller; provided that the Repo Agent shall make any such election in a manner which is similar to the manner in which the Repo Agent is contemporaneously making elections under repurchase agreements or other similar arrangements relating to similar assets with similarly situated counterparties (the "Rate Election Notice").

"Federal Reserve Bank of New York's Website" means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

"ISDA Definitions" means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

"Next Available Term SOFR" means, at any time, for any Pricing Period, Term SOFR for the longest tenor that can be determined by the Repo Agent that is shorter than the applicable Corresponding Tenor.

"Reference Time" with respect to any determination of the Benchmark means (1) if the Benchmark is the LIBOR Rate, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such determination, and (2) if the Benchmark is not the LIBOR Rate, the time determined by the Repo Agent in accordance with the Benchmark Replacement Conforming Changes.

"Relevant Governmental Body" means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

"SOFR" with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York's Website.

"Term SOFR" means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

"Unadjusted Benchmark Replacement" means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Exh. V-6

Exhibit 10.16

[*] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.

FIFTH AMENDED AND RESTATED GUARANTY AGREEMENT

THIS FIFTH AMENDED AND RESTATED GUARANTY AGREEMENT, dated as of November 7, 2023 and effective as of June 21, 2021 (the "Effective Date") (including any schedule attached hereto and as amended, restated, supplemented and otherwise modified from time to time, this "Guaranty Agreement"), is made by Angel Oak Mortgage REIT, Inc. (formerly Angel Oak Mortgage, Inc.), a Maryland corporation (in such capacity, the "Guarantor"), in favor of * "Global Investment Bank 3", a New York state chartered bank, as Buyer (in such capacity, "Buyer"), and as Repo Agent (in such capacity, "Repo Agent"). This Guaranty Agreement amends and restates in its entirety that certain Fourth Amended and Restated Guaranty Agreement dated as of December 19, 2022, by and among Guarantor, Buyer and Repo Agent.

RECITALS

A. Pursuant to that certain Second Amended and Restated Master Repurchase Agreement, dated as of November 7, 2023 (as amended, restated, supplemented or otherwise modified from time to time, the "Repurchase Agreement"), among Angel Oak Mortgage Fund TRS, as a seller, Angel Oak Mortgage Operating Partnership L.P., as a seller (each, a "Seller" and together, the "Sellers"), Buyer and Repo Agent, Buyer has agreed from time to time to enter into Transactions (as defined in the Repurchase Agreement) in which a Seller agrees to transfer to Buyer certain mortgage loans (as more particularly described and defined in the Repurchase Agreement, "Eligible Mortgage Loans") against the transfer of funds by Buyer, with a simultaneous agreement by Buyer to transfer to such Seller such Eligible Mortgage Loans at a date certain or on demand, against the transfer of funds by such Seller.

B. As of the date hereof, Guarantor directly or indirectly owns 100% of the equity interests in each Seller.

C. Guarantor will derive a substantial direct and indirect benefit from the Transactions entered into by Buyer under the Repurchase Agreement.

D. It is a condition precedent to Buyer's and Repo Agent's agreement to engage in the Transactions contemplated under the Repurchase Agreement that Guarantor shall have executed and delivered this Guaranty Agreement to Buyer and Repo Agent.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Defined Terms.

(a) Unless otherwise defined herein, terms defined in the Repurchase Agreement and used herein shall have the meanings given to them in the Repurchase Agreement.

"Guaranty Expenses" means 100% of the losses, damages, costs, expenses, liabilities, claims or other obligations incurred by Buyer (including attorneys' fees and costs) associated with enforcing any rights with respect to, or collecting, any or all of any Guaranty Obligations and/or enforcing any rights with respect to, or collecting against, Guarantor under this Guaranty Agreement.

"Guaranty Obligations" means each Seller's obligations under the Transaction Documents to pay when due any of its obligations to Buyer or Repo Agent.

"Guaranty Material Adverse Effect" means any material adverse effect on the business, assets, financial condition, operations or performance of Guarantor that would substantially prevent or impair the Guarantor's ability to perform any of its obligations under this Agreement, or the legality, validity, enforceability or collectability of this Agreement.

"Seller Delinquency Notice" means, upon the failure of either Seller to pay when due any Obligations (a "Seller's Delinquency Event"), a written notice sent by Repo Agent to Guarantor of such Seller's Delinquency Event and the amount of the applicable delinquent payment (the "Seller Delinquency Amount").

"Termination Date" shall have the meaning set forth in Section 2(e) hereof.

(b)   The words "hereof", "herein" and "hereunder" and words of similar import when used in this Guaranty Agreement shall refer to this Guaranty Agreement as a whole and not to any particular provision of this Guaranty Agreement and section and paragraph references are to this Guaranty Agreement unless otherwise specified.

(c)   The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

2.   **Guaranty**.

(a)   Guarantor hereby unconditionally and irrevocably guarantees to Buyer and Repo Agent and their respective successors, indorsees, transferees and assigns, the prompt and complete payment and performance by each Seller when due, whether at the stated maturity, by acceleration, demand or otherwise (or would otherwise be owing, due or payable under the Repurchase Agreement but for the commencement of any bankruptcy, insolvency or similar proceeding in respect of each Seller) of its present and future Guaranty Obligations, whether absolute or contingent. Without in any way limiting the foregoing, promptly upon receipt of a Seller Delinquency Notice, Guarantor shall pay the Seller Delinquency Amount specified therein. If such Seller Delinquency Notice is sent before 12:00 p.m. (New York City time) on a Business Day, such payment shall be made by Guarantor no later than 5:00 p.m. (New York City time) on the following Business Day. If such Seller Delinquency Notice is sent after 12:00 p.m. (New York City time) on a Business Day, such payment shall be made by Guarantor no later than 5:00 p.m. (New York City time) on the second following Business Day. This is a guaranty of payment and performance, and not merely of collection. Guarantor further agrees to pay any Guaranty Expenses, which may be paid or incurred by Buyer or Repo Agent.

(b)   In no event shall Buyer or Repo Agent be obligated to take any action, obtain any judgment or file any claim prior to enforcing this Guaranty Agreement. The rights, powers, remedies and privileges provided in this Guaranty Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by any other agreement or by law.

(c)   With respect to Guarantor's Guaranty Obligations, no payment or payments made by a Seller or any other Person (other than Guarantor) or received or collected by Buyer or Repo Agent from such Seller or any other Person (other than Guarantor) by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Guaranty Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of Guarantor hereunder which shall, notwithstanding any such payment or payments (other than payments made by Guarantor in respect of the Guaranty Obligations or payments received or collected from Guarantor in respect of the Guaranty Obligations) remain liable for the Guaranty Obligations until the Termination Date (as hereinafter defined).

(d)   Guarantor agrees that whenever, at any time, or from time to time, it shall make any payment to Buyer or Repo Agent on account of its liability hereunder, it will promptly notify Buyer and Repo Agent in writing that such payment is made under this Guaranty Agreement for such purpose.

(e)   Guarantor hereby agrees that this is an absolute, unconditional and continuing guaranty and that it shall remain liable under this Guaranty Agreement until the later of the date on which its Guaranty Obligations and Guaranty Expenses are satisfied and paid in full and the Repurchase Agreement is terminated in accordance with the terms thereof (such date, the "Termination Date"), notwithstanding that from time to time prior thereto Sellers may be free from any Obligations.

1.   Representations and Warranties of Guarantor. Guarantor hereby represents and warrants, as to itself on the date hereof and during the duration of this Guaranty Agreement, that:

(a)   It is duly formed and registered and validly existing under the laws of the jurisdiction of its formation, has the full legal power and authority and has all governmental licenses, authorizations, consents and approvals, necessary to own its property and to carry on its business as currently conducted, is duly qualified to do business and is in good standing in each jurisdiction in which the transaction of its business makes such qualification necessary. It has the authority under its organizational documents and applicable law to enter into this Guaranty Agreement and to perform all acts contemplated hereby or in connection herewith.

(b)   The execution, delivery and performance by Guarantor of this Guaranty Agreement and the transactions contemplated hereby are within its powers, have been duly authorized by all necessary action and do not constitute or will not result in a breach of any of the terms, conditions or provisions of its organizational documents or result in a breach of any legal restriction or result in the breach of any provision of, or conflict with or constitute a default under or result in the acceleration of any obligation under, any agreement, indenture, loan or credit agreement or other instrument to which it or any of its property is subject, or result in the violation of any law, rule, regulation, order, judgment or decree to which it or its property is subject.

(c)   This Guaranty Agreement constitutes legal, binding and valid obligations of Guarantor, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditor's rights generally. The execution and delivery of this Guaranty Agreement and the performance of its obligations hereunder do not require any license, consent, approval, authorization or other action of any Governmental Authority or any other Person, or if required, such license, consent, approval, authorization or other action has been obtained prior to the Effective Date.

(d)   The information, reports, financial statements, exhibits and schedules furnished in writing by or on behalf of Guarantor to Buyer and Repo Agent in connection with the negotiation, preparation or delivery of this Guaranty Agreement and the other Facility Documents or included herein or therein or delivered pursuant hereto or thereto, when taken as a whole, do not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements herein or therein, in light of the circumstances under which they were made, not misleading as of the date delivered.

(e)   There is no action, suit, proceeding, inquiry or investigation, at law or in equity, or before or by any court, public board or body pending or, to Guarantor's knowledge, threatened against or affecting it (or, to its knowledge, any basis therefor) wherein an unfavorable decision, ruling or finding would be reasonably likely to have a Guaranty Material Adverse Effect.

(f)   This Guaranty Agreement has not been entered into fraudulently by Guarantor with the intent to hinder, delay or defraud any creditor, Buyer or Repo Agent.

(g)   As of the date hereof and after giving effect to this Guaranty Agreement and the contingent obligation evidenced hereby, the fair value of Guarantor's assets is greater than the fair value of its liabilities (including, without limitation, contingent liabilities if and to the extent required to be recorded as a liability on its financial statements in accordance with generally accepted accounting principles ("GAAP")). Guarantor is and will be solvent, is and will be able to pay its debts as they mature and does not and will not have unreasonably small capital to engage in the business in which it is engaged and proposes to engage. It does not intend to incur, or believe that it has incurred, debts beyond its ability to pay such debts as they mature. It is not contemplating the commencement of insolvency, bankruptcy, liquidation or consolidation proceedings or the appointment of a receiver, liquidator, conservator, trustee or similar official in respect of it or any of its assets.

(h)   Guarantor is not required to register as an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(i)   Guarantor has independently reviewed the Repurchase Agreement and related agreements and has made an independent determination as to the validity and enforceability thereof, and in executing and delivering this Guaranty Agreement to Buyer and Repo Agent, it is not in any manner relying upon the validity, enforceability, attachment or perfection of any Liens or security interests of any kind or nature granted by each Seller to Buyer and Repo Agent, now or at any time and from time to time in the future.

(j)   Guarantor has filed or caused to be filed all tax returns which are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it and all other taxes, fees or other charges imposed on it by any Governmental Authority (other than for any such taxes, if any, which are currently being contested in good faith by appropriate proceedings); no tax lien has been filed, and, to the knowledge of Guarantor, no claim is being asserted, with respect to any such tax, fee or other charge.

(k)   There are no facts or circumstances that, individually or in the aggregate, would reasonably be expected to have a Guaranty Material Adverse Effect.

(l)   Guarantor has a direct or indirect and substantial economic interest in each Seller and expects to derive substantial benefits from the transactions of each Seller under the Repurchase Agreement. It is entering into this Guaranty Agreement for legitimate business purposes and reasonably believes that its guaranty of its Guaranty Obligations and its Guaranty Expenses is in its best interests.

2.   Covenants of Guarantor. Guarantor hereby covenants and agrees, as to itself, that:

(a)   It shall (i) preserve and maintain its existence as a Maryland corporation, (ii) qualify and remain qualified in good standing in each jurisdiction where the failure to be so qualified would have a Guaranty Material Adverse Effect and (iii) comply with its organizational documents. It shall maintain and preserve all of its material rights, privileges, licenses and franchises necessary for the operation of its business. It will comply with the requirements of all applicable laws, rules, regulations and orders of Governmental Authorities to which it is or may become subject.

(b)   Guarantor shall deliver to Repo Agent, promptly upon becoming aware thereof (but in no event later than one (1) Business Day after becoming aware), written notice, in reasonable detail of:

(i)   the occurrence of any default, breach or failure to or inability to perform under this Guaranty Agreement; and

(ii)   any other action, event or condition of any nature that could reasonably be expected to result in a Guaranty Material Adverse Effect with respect to Guarantor.

(c)   Guarantor shall deliver to Repo Agent, to the extent not otherwise publicly available via a filing timely made by Guarantor with the U.S. Securities and Exchange Commission, such information regarding its financial condition, operations, or business as required by Section 11(g)(iii)-(v) of the Repurchase Agreement.

(d)   Guarantor shall, at all times, maintain the following financial covenants (the "Guarantor Financial Covenants"):

(i)   Minimum Tangible Net Worth. Tangible Net Worth of Guarantor and its Subsidiaries shall not (I) decline (A) *% or more in the previous 30 days, (B) *% or more in the previous 90 days or, if shorter, in the period from September 30, 2022 to the applicable date of determination, or (C) *% or more in the previous year or, if shorter, in the period from September 30, 2022 to the applicable date of determination or (II) fall below $* of Tangible Net Worth of the Guarantor as of September 30, 2022 plus *% of any capital contribution made, or raised, after September 30, 2022. For the purposes of these calculations, the Tangible Net Worth as of September 30, 2022 shall be deemed to be the Tangible Net Worth as of such date as reduced by $*.

(ii)   Minimum Liquidity Amount. On or prior to February 20, 2019, the Liquidity (which amount shall include for the purposes of this calculation, any

Hedge Margin Payments on deposit in the Disbursement Account or the Hedge Margin Payment Account, as applicable), of Guarantor on any date of determination shall not fall below the product of *% and the Aggregate Repurchase Price as of such date of determination. On or after February 20, 2019, the Liquidity of Guarantor on any date of determination shall not fall below the greatest of (i) the product of *% and the Aggregate Repurchase Price as of such date of determination, (ii) $* and (iii) any other amount of liquidity the Guarantor has covenanted to maintain in any other note, indenture, loan agreement, guaranty, swap agreement or any other contract, agreement or transaction (including, without limitation, any repurchase agreement, loan and security agreement or similar credit facility or agreement for borrowed funds).

(iii)   Maximum Leverage Ratio. Leverage Ratio of Guarantor and its Subsidiaries shall not be greater than * (excluding non-recourse securitization debt).

The following capitalized terms in this Section 4(d) shall have the respective meanings set forth below:

"Cash Equivalents" shall mean, as of any date of determination, (a) securities with maturities of 90 days or less from the date of acquisition issued or fully guaranteed or insured by the United States Government or any agency thereof, (b) certificates of deposit and eurodollar time deposits with maturities of ninety (90) days or less from the date of acquisition and overnight bank deposits of Sellers or of any commercial bank having capital and surplus in excess of $500,000,000, (c) repurchase obligations of a Seller or of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than seven days with respect to securities issued or fully guaranteed or insured by the United States Government, (d) commercial paper of a domestic issuer rated at least A-1 or the equivalent thereof by S&P or P-1 or the equivalent thereof by Moody's and in either case maturing within ninety (90) days after the day of acquisition, (e) securities with maturities of ninety (90) days or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody's, (f) securities with maturities of ninety (90) days or less from the date of acquisition backed by standby letters of credit issued by Sellers or any commercial bank satisfying the requirements of clause (b) of this definition or (g) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition.

"Leverage Ratio" shall mean, on a pro forma basis after giving effect to such incurrence, issuance dividend, distribution or payment (and the pro forma application of the proceeds therefrom) and any other pro forma adjustments, the ratio of Total Indebtedness to Tangible Net Worth.

"Liquidity" shall mean, in respect of any Person and as of any date, the sum of the cash and Cash Equivalents held by such Person.

"Tangible Net Worth" shall mean, with respect to any Person, the difference between such Person's total assets and total liabilities, each determined in accordance with GAAP, minus the sum of all assets which are classified as intangible assets under GAAP.

"Total Indebtedness" shall mean, with respect to any Person, as of any date of determination, the aggregate Indebtedness of such Person *plus* the proportionate share of all Indebtedness of all non-consolidated Subsidiaries of such Person as of such date.

Simultaneously with the delivery of each set of financial statements referred to in Section 11(g) of the Repurchase Agreement or promptly following the public filing with the U.S. Securities and Exchange Commission (whichever is the earlier to occur), Guarantor shall deliver to Repo Agent an officer's certificate, in form and substance reasonably satisfactory to Repo Agent, as of the fiscal quarter or year (as applicable) most recently ended, (i) certifying that the related financial statements are true and correct in all material respects as of the stated date thereof, and
(x)   certifying that (x) Guarantor has complied with all covenants and agreements in this Guaranty Agreement to be performed or observed by it (including the Guarantor Financial Covenants), and
(y)   to Guarantor's knowledge, no event or circumstance has occurred and is continuing that would have a Guaranty Material Adverse Effect (each such Officer's Certificate, a "Financial Covenant Compliance Certificate").

(e)   Guarantor shall not (i) enter into a merger or consolidation unless it is the surviving entity, (ii) liquidate, wind up or dissolve, (iii) sell all or substantially all of its assets or properties as part of a liquidation, winding up or dissolution of its business, or (iv), without prior written consent of Repo Agent, permit any Change of Control, in each case subject to the Repurchase Agreement.

(f)   Guarantor shall not file or cause or suffer to be filed with respect to either Seller a voluntary petition in bankruptcy to seek relief under any provision of any bankruptcy, reorganization, moratorium, delinquency, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction whether now or subsequently in effect, or consent to the filing of any petition against either Seller under any such law, or consent to the appointment of or taking possession by a custodian, receiver, conservator, trustee, liquidator, sequestrator or similar official of all or any part of either Seller's property.

(g)   Guarantor will promptly, and in any event within (i) ten (10) Business Days if any of the following are brought by a federal or state governmental agency or regulatory body, or (ii) fifteen (15) Business Days after the institution of any of the following (or, with respect to clause (ii) below, fifteen (15) Business Days after the pleading stage referenced therein), give to Repo Agent notice of all litigation, actions, suits, arbitrations, investigations or other legal or arbitral proceedings affecting Guarantor before any Governmental Authority that (i) questions or challenges the validity or enforceability of this Guaranty Agreement or any other Transaction Document, or (ii) makes a claim that survives beyond the pleading stage of any related litigation against Guarantor in an aggregate amount which, individually or in the aggregate, if adversely determined would be reasonably likely to have a Guaranty Material Adverse Effect.

(h)   Guarantor shall not (i) maintain, sponsor, contribute to or become obligated to contribute to, or suffer or permit any ERISA Affiliate of it to, maintain, sponsor, contribute to or become obligated to contribute to, any employee benefit plan or other retirement arrangement subject to Title IV or Section 302 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 412 of the Internal Revenue Code of 1986, as amended (the "Code") or (ii) permit its assets to become "plan assets," within the meaning of 29 C.F.R. §2510.3- 101, as modified by Section 3(42) of ERISA, or assets of a governmental, non-U.S. or church plan that is subject to any U.S. federal, state, local or other law that is substantially similar to Section 406(a)(1) of ERISA or Section 4975(c)(1) of the Code with respect to transactions by the plan with entities that are not fiduciaries of the plan.

3.   **Right of Set-off**. Buyer, Repo Agent and each of their respective Affiliates are hereby irrevocably authorized at any time and from time to time without notice to Guarantor, any such notice being hereby waived by Guarantor, to set off and appropriate and apply any and all monies and other property of Guarantor, deposits (general or special, time or demand, provisional or final, in any currency), and any other credits, indebtedness or claims (in any currency) in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by Buyer, Repo Agent or any such Affiliate to or for the credit or the account of Guarantor, or any part thereof in such amounts as Buyer, Repo Agent or any such Affiliate may elect, against any and all of the obligations of Guarantor (including the Guaranty Obligations), in any currency, whether arising hereunder, under the Repurchase Agreement or otherwise, whether direct or indirect, absolute or contingent, matured or unmatured, as Buyer, Repo Agent or any such Affiliate may elect, whether or not Buyer, Repo Agent or any such Affiliate has made any demand for payment and although such obligations of Guarantor are owed to a branch, office or Affiliate of Buyer or Repo Agent different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness. Buyer, Repo Agent and any such Affiliate, as applicable, shall notify Guarantor promptly of any such set-off and the application made by Buyer, Repo Agent or any such Affiliate, as applicable; provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of Buyer, Repo Agent and any such Affiliate under this paragraph are in addition to other rights and remedies (including, without limitation, other rights of set-off) which Buyer, Repo Agent or any such Affiliate may have.

4.   **No Subrogation**. Notwithstanding any payment or payments made by Guarantor hereunder or any set-off or application of funds of Guarantor by Buyer, Repo Agent or any of their respective Affiliates, Guarantor shall not be entitled to be subrogated to any of the rights of Buyer or Repo Agent against a Seller or any collateral security or guarantee or right of offset held by

Buyer or Repo Agent for the payment of Guarantor's Guaranty Obligations or Guaranty Expenses, nor shall Guarantor seek or be entitled to seek any contribution, indemnity or reimbursement from either Seller in respect of payments made by Guarantor hereunder, until the Termination Date. If any amount shall be paid to Guarantor on account of such subrogation rights at any time when all of the Obligations shall not have been paid and satisfied in full, such amount shall be held by Guarantor in trust for Buyer or Repo Agent, as applicable, segregated from other funds of Guarantor, and shall, forthwith upon receipt by Guarantor, be turned over to Buyer or Repo Agent, as applicable in the exact form received by Guarantor (duly indorsed by Guarantor to Buyer or Repo Agent, if required), to be applied against the Obligations or Guaranty Obligations, as applicable, whether matured or unmatured, in such order as Buyer or Repo Agent may determine.

5. **Amendments, Etc. with Respect to the Obligations**. Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against Guarantor and without notice to or further assent by Guarantor, any demand for payment of any of the Obligations made by Buyer or Repo Agent to a Seller may be rescinded by Buyer or Repo Agent, as applicable, and any of the Obligations continued, and the Obligations, or the liability of any other party upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, terminated, waived, surrendered or released by Buyer or Repo Agent, and the Repurchase Agreement and any other documents executed and delivered in connection therewith may be amended, modified, supplemented or terminated, in whole or in part, as Buyer or Repo Agent, as applicable, may deem advisable from time to time, and any collateral security, guarantee or right of offset at any time held by Buyer or Repo Agent for the payment of the Obligations may be sold, exchanged, waived, surrendered or released. Neither Buyer nor Repo Agent shall have any obligation to protect, secure, perfect or insure any lien at any time held by it as security for the Obligations or for this Guaranty Agreement or any property subject thereto. When making any demand hereunder against Guarantor, Buyer or Repo Agent may, but shall be under no obligation to, make a similar demand on a Seller, and any failure by Buyer or Repo Agent to make any such demand or to collect any payments from such Seller or any release of such Seller shall not relieve Guarantor of its obligations or liabilities hereunder, and shall not impair or affect the rights and remedies, express or implied, or as a matter of law, of Buyer or Repo Agent against Guarantor. For the purposes hereof "demand" shall include, without limitation, the commencement and continuance of any legal proceedings.

6. **Waiver of Rights**. Except as otherwise expressly provided herein, Guarantor waives any and all notice of any kind including, without limitation, notice of the creation, renewal, extension or accrual of any of the Guaranty Obligations, and notice of or proof of reliance by Buyer or Repo Agent upon this Guaranty Agreement or acceptance of this Guaranty Agreement; the Guaranty Obligations shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon this Guaranty Agreement; and all dealings between each Seller and Guarantor, on the one hand, and Buyer or Repo Agent, as applicable, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon this Guaranty Agreement. Guarantor waives diligence, presentment, protest, demand for payment or nonpayment to or upon Sellers with respect to the Obligations or Guarantor with respect to the Guaranty Obligations and the Guaranty Expenses. In addition, Guarantor waives any requirement that Buyer or Repo Agent first exhaust any right, power, remedy or proceeding against a Seller.

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7. **Guaranty Absolute and Unconditional**. Guarantor understands and agrees that this Guaranty Agreement shall be construed as a continuing, absolute and unconditional guarantee of the full and punctual payment and performance of its Guaranty Obligations and Guaranty Expenses and not of their collectability only and is in no way conditioned upon any requirement that Buyer or Repo Agent first attempt to collect any of the Guaranty Obligations or Guaranty Expenses from Sellers or upon (a) the validity, regularity or enforceability of the Repurchase Agreement or any other Facility Document, any of the Guaranty Obligations or Guaranty Expenses therefor or guarantee or right of offset with respect thereto at any time or from time to time held by Buyer or Repo Agent, (b) any defense, set-off, deduction, abatement, recoupment, reduction or counterclaim (other than a defense of payment or performance) which may at any time be available to or be asserted by a Seller against Buyer or Repo Agent, (c) the lack of authority of such Seller to execute or deliver the Repurchase Agreement, (d) any change in the time, manner or place of payment of, or in any other term of, or amendment to the Repurchase Agreement, (e) any waiver or consent by Buyer or Repo Agent with respect to any provisions of the Repurchase Agreement or any compromise or release of any of the obligations thereunder, (f) the absence of any action to enforce the Repurchase Agreement, to recover any judgment against such Seller or to enforce a judgment against Sellers under the Repurchase Agreement, (g) the occurrence of any Event of Default or Default under the Repurchase Agreement, (h) the existence of bankruptcy, insolvency, reorganization or similar proceedings involving Sellers, (i) any impairment, taking, furnishing, exchange or release of, or failure to perfect or obtain protection of any security interest in, collateral securing the Repurchase Agreement, (j) any change in the laws, rules or regulations of any jurisdiction, (k) any present or future action of any Governmental Authority or court amending, varying, reducing or otherwise affecting or purporting to amend, vary, reduce or otherwise affect, any of the obligations of Sellers under the Repurchase Agreement or of Guarantor under this Guaranty Agreement, (l) the reorganization, merger or consolidation of either Seller into or with any other corporation or entity, (m) if any payment by such Seller to Buyer or Repo Agent is held to constitute a preference under bankruptcy laws, or for any reason Buyer or Repo Agent is required to refund such payment or pay such amount to such Seller, Guarantor or any other Person or (n) any other circumstance whatsoever (with or without notice to or knowledge of Sellers or Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of Guarantor from this Guaranty Agreement, in bankruptcy or in any other instance. When pursuing its rights and remedies hereunder against Guarantor, Repo Agent may, but shall be under no obligation to, pursue (i) such rights, powers, privileges and remedies as it may have against such Seller or any other Person or (ii) any right of offset with respect thereto, and any failure by Repo Agent to pursue such other rights or remedies or to collect any payments from such Seller or any such other Person or to exercise any such right of offset, or any release of such Seller or any such other Person or right of offset, shall not relieve Guarantor of any liability hereunder, and shall not impair or affect the rights, powers, privileges and remedies, whether express, implied or available as a matter of law or equity, of Repo Agent against Guarantor. This Guaranty Agreement shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon Guarantor and its successors and assigns, and shall inure to the benefit of Buyer and Repo Agent, and their respective successors, indorsees, transferees and assigns, until the Termination Date shall have occurred.

8. **Reinstatement**. This Guaranty Agreement shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Guaranty Obligations or Guaranty Expenses is rescinded or must otherwise be restored or returned by Buyer or Repo Agent upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of such Seller or Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, such Seller or Guarantor or any substantial part of its property, or otherwise, all as though such payments had not been made. It is the intention of Guarantor that Guarantor's obligations hereunder shall not be discharged except by a such Seller's or Guarantor's payment and performance of the Guaranty Obligations or Guaranty Expenses which are not so rescinded and then only to the extent of such payment and performance.

9. **Event of Default**. If an Event of Default under the Repurchase Agreement shall have occurred and be continuing, Guarantor agrees that, as between Guarantor and Buyer or Repo Agent, as applicable, the Obligations may be declared to be due in accordance with the terms of the Repurchase Agreement for purposes of this Guaranty Agreement notwithstanding any stay, injunction or other prohibition which may prevent, delay or vitiate any such declaration as against Sellers and that, in the event of any such declaration (or attempted declaration), any Guaranty Obligations shall forthwith become due by Guarantor for purposes of this Guaranty Agreement.

10. **Payments**. Guarantor hereby guarantees that payments hereunder will be paid to Buyer or Repo Agent without deduction, abatement, recoupment, reduction, set-off or counterclaim, in U.S. Dollars and in accordance with the wiring instructions of Buyer or Repo Agent, as applicable.

11. **Notices**. Any and all notices, statements, demands or other communications hereunder may be given by a party to the others by mail, facsimile, messenger or otherwise to the address specified at the "Address for Notices" specified on the signature page in the case of Guarantor, or in accordance with Section 15 of the Repurchase Agreement in the case of Buyer and Repo Agent, or so sent to such party at any other place specified in a notice of change of address hereafter received by the other. All notices, demands and requests hereunder may be made orally, to be confirmed promptly in writing, or by other communication as specified in the preceding sentence.

12. **Severability**. Any provision of this Guaranty Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13. **Integration**. This Guaranty Agreement and the provisions of the other Facility Documents expressly referenced herein or therein represent the agreement of Guarantor with respect to the subject matter hereof and thereof and there are no other promises or representations by Guarantor, Buyer or Repo Agent relative to the subject matter hereof or thereof not reflected herein or therein.

14. **Amendments in Writing; No Waiver; Cumulative Remedies**.

(a) None of the terms or provisions of this Guaranty Agreement may be waived, amended, supplemented or otherwise modified except by a written instrument executed by

Guarantor, Buyer and Repo Agent; <u>provided</u> that any provision of this Guaranty Agreement may be waived in writing by Buyer or Repo Agent.

(b)   Neither Buyer nor Repo Agent shall be deemed by any act (except by a written instrument pursuant to this <u>Section 16</u>), delay, indulgence, omission or otherwise be deemed to have waived any right, power, privilege or remedy hereunder or to have acquiesced in any Default or Event of Default or in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of Buyer or Repo Agent, any right, power, remedy or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power, remedy or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by Buyer or Repo Agent of any right, power, privilege or remedy hereunder on any one occasion shall not be construed as a bar to any right, power, privilege or remedy which Buyer or Repo Agent, as applicable, would otherwise have on any future occasion.

(c)   The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

15.   **Section Headings**. The section headings used in this Guaranty Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

16.   **Successors and Assigns**. This Guaranty Agreement shall be binding upon the successors and permitted assigns of Guarantor and shall inure to the benefit of Buyer, Repo Agent and their respective successors and assigns. This Guaranty Agreement may not be assigned by Guarantor without the express written consent of Buyer and Repo Agent in their sole discretion and any attempt to assign or transfer this Guaranty Agreement without such consent shall be null and void and of no effect whatsoever.

17.   **Governing Law; Jurisdiction**.

(a)   THIS GUARANTY AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISIONS (EXCEPT FOR SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

(b)   GUARANTOR, BUYER AND REPO AGENT HEREBY WAIVE TRIAL BY JURY. GUARANTOR, BUYER AND REPO AGENT HEREBY IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF ANY COURT OF THE STATE OF NEW YORK, OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, ARISING OUT OF OR RELATING TO THE FACILITY DOCUMENTS IN ANY ACTION OR PROCEEDING. GUARANTOR HEREBY SUBMITS TO, AND WAIVES ANY OBJECTION IT MAY HAVE TO, EXCLUSIVE PERSONAL JURISDICTION AND VENUE IN THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, WITH RESPECT TO ANY DISPUTES ARISING OUT OF OR RELATING TO THE FACILITY DOCUMENTS.

3.   **Waivers**. GUARANTOR HEREBY WAIVES ANY RIGHT TO ASSERT A COUNTERCLAIM, OTHER THAN A COMPULSORY COUNTERCLAIM, IN ANY ACTION OR PROCEEDING BROUGHT AGAINST IT BY BUYER OR REPO AGENT.

4.   **Electronic Signatures and Notices**. Buyer, Repo Agent and Guarantor agree that this Guaranty Agreement, any documents to be delivered pursuant to this Guaranty Agreement and any notices hereunder may be transmitted between them by email and/or facsimile. Buyer, Repo Agent and Guarantor intend that faxed signatures and electronically imaged signatures such as .pdf files shall constitute original signatures and are binding on all parties.

5.   **Intent**. Guarantor (a) acknowledges that each of the Repurchase Agreement and each Transaction thereunder constitutes a "securities contract" as that term is defined in Section 741(7)(A)(i) of the Bankruptcy Code and a "master netting agreement" as that term is defined in Section 101(38A)(A) of the Bankruptcy Code, (b) intends and acknowledges that this Guaranty Agreement is "a security agreement or arrangement or other credit enhancement" that is "related to" and provided "in connection with" the Repurchase Agreement and each Transaction thereunder and is within the meaning of Sections 101(38A)(A), 101(47)(a)(v) and 741(7)(A)(xi) of the Bankruptcy Code and is, therefore, (i) a "securities contract" as that term is defined in Section 741(7)(A)(xi) of the Bankruptcy Code and (ii) a "master netting agreement" as that term is defined in Section 101(38A) of the Bankruptcy Code and (c) intends and acknowledges that any party's right to cause the termination, liquidation or acceleration of, or to offset net termination values, payment amounts or other transfer obligations arising under or in connection with the Repurchase Agreement and this Guaranty Agreement is in each case a contractual right to cause the termination, liquidation or acceleration of, or to offset net termination values, payment amounts or other transfer obligations arising under or in connection with this Guaranty Agreement as described in Sections 555 and 561 of the Bankruptcy Code.

6.   **Process Agent**. For the purposes of this Guaranty Agreement, Guarantor hereby agrees that service of all writs, process and summonses in any suit, action or proceeding brought under this Guaranty Agreement may be made upon Corporation Service Company (the "Process Agent"), and Guarantor hereby confirms and agrees that the Process agent has been duly and irrevocably appointed as its agent and true and lawful attorney-in-fact in its name, place and stead to accept such service of any and all such writs, processes and summonses, and agrees that the failure of the Process Agent to give any notice of any such service of process to Guarantor shall not impair or affect the validity of such service or of any judgment based thereon.

[Signature pages to follow]

IN WITNESS WHEREOF, Guarantor, Buyer and Repo Agent have caused this Fourth Amended and Restated Guaranty Agreement to be duly executed and delivered as of the date first above written.

ANGEL OAK MORTGAGE REIT, INC.,
as Guarantor

By: /s/ David Gordon
Name: David Gordon
Title: Corporate Secretary

Address for Notices:
3344 Peachtree Road NE
Suite 1725
Atlanta, GA 30326

GLOABAL INVESTMENT BANK 3,
as Buyer

By: /s/ Charles Johnson
Name: Charles Johnson
Title: Authorized Signatory

GLOABAL INVESTMENT BANK 3,   as Repo Agent

By: /s/ Charles Johnson
Name: Charles Johnson
Title: Authorized Signatory

Exhibit 10.28

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT ("Agreement") is made and entered into as of the ___ day of _____, 202[] (the "Effective Date"), by and between Angel Oak Mortgage REIT, Inc., a Maryland corporation (the "Company"), and _____ ("Indemnitee").

WHEREAS, at the request of the Company, Indemnitee currently serves as [a director) [and] [an executive officer] of the Company and may, therefore, be subjected to claims, suits or proceedings arising as a result of such service;

WHEREAS, as an inducement to Indemnitee to serve or continue to serve in such capacity, the Company has agreed to indemnify Indemnitee and to advance expenses and costs incurred by Indemnitee in connection with any such claims, suits or proceedings, to the maximum extent permitted by law; and

WHEREAS, the parties by this Agreement desire to set forth their agreement regarding indemnification and advance of expenses;

NOW, THEREFORE, in consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:

Section 1.   Definitions. For purposes of this Agreement:

(a)   "Change in Control" means the happening of any of the following:

(1)   any "person," including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but excluding the Company, any entity controlling, controlled by or under common control with the Company, any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any such entity), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of shares of the Company representing 35% or more of either (A) the combined voting power of the Company's then outstanding securities or (B) the then outstanding shares of common stock, $0.01 par value per share, of the Company (other than as a result of an acquisition of securities directly from the Company); or

(2)   any consolidation or merger of the Company where the stockholders of the Company immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the surviving or resulting entity in the consolidation or merger (or of its ultimate parent entity, if any); or

(3)   there shall occur (A) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company, other than a sale or transfer by the Company of all or substantially all of the Company's assets to an entity at least 50% of the combined voting power of the securities of which are owned by "persons" (as defined above) in substantially the same

proportion as their ownership of the Company immediately prior to such sale or transfer or (B) the approval by stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company; or

(4)   the members of the Board of Directors of the Company (the "Board of Directors") at the beginning of any consecutive 24-calendar-month period (the "Incumbent Directors") cease for any reason other than due to death to constitute at least a majority of the members of the Board of Directors; provided that any director whose election, or nomination for election by the Company's stockholders, was approved or ratified by a vote of a majority of the members of the Board of Directors (or a committee thereof) then still in office who were Incumbent Directors at the beginning of such 24-calendar-month period shall be deemed to be an Incumbent Director for purposes of the foregoing; provided further that any such director whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, entity or group other than the Board of Directors shall not be considered an Incumbent Director.

(b)   "Corporate Status" means the status of a person as a present or former director, officer, employee or agent of the Company or as a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of any other foreign or domestic corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving in such capacity at the request of the Company. As a clarification and without limiting the circumstances in which Indemnitee may be serving at the request of the Company, service by Indemnitee shall be deemed to be at the request of the Company: (i) if Indemnitee serves or served as a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of any foreign or domestic corporation, real estate investment trust, partnership, limited liability company, joint venture, trust or other enterprise (1) of which a majority of the voting power or equity interest is or was owned directly or indirectly by the Company or (2) the management of which is controlled directly or indirectly by the Company and (ii) if, as a result of Indemnitee's service to the Company or any of its affiliated entities, Indemnitee is subject to duties to, or required to perform services for, an employee benefit plan or its participants or beneficiaries, including as a deemed fiduciary thereof.

(c)   "Disinterested Director" means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification and/or advance of Expenses is sought by Indemnitee.

(d)   "Effective Date" means the date set forth in the first paragraph of this Agreement.

(e)   "Expenses" means any and all reasonable and out-of-pocket attorneys' fees and costs, retainers, court costs, arbitration and mediation costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, federal, state, local or foreign taxes imposed on Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement, ERISA excise taxes and penalties and any other disbursements or expenses incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in or otherwise participating in a Proceeding. Expenses shall also include Expenses incurred in connection with any appeal resulting from any Proceeding, including, without limitation, the premium for, security for and other costs relating to any cost bond, supersedeas bond or other appeal bond or its equivalent.

(f)   "Independent Counsel" means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither is, nor in the past five years has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party (other than with respect to matters concerning Indemnitee under this Agreement or of other indemnitees under similar indemnification agreements), or (ii) any other party to or participant or witness in the Proceeding giving rise to a claim for indemnification or advance of Expenses hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement.

(g)   "Proceeding" means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing, claim, demand or discovery request or any other actual, threatened or completed proceeding, whether brought by or in the right of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative (formal or informal) nature, including any appeal therefrom, except one pending or completed on or before the Effective Date, unless otherwise specifically agreed in writing by the Company and Indemnitee. If Indemnitee reasonably believes that a given situation may lead to or culminate in the institution of a Proceeding, such situation shall also be considered a Proceeding.

Section 2.   Services by Indemnitee. Indemnitee serves or will serve in the capacity or capacities set forth in the first WHEREAS clause above. However, this Agreement shall not impose any independent obligation on Indemnitee or the Company to continue Indemnitee's service to the Company. This Agreement shall not be deemed an employment contract between the Company (or any other entity) and Indemnitee.

Section 3.   General. The Company shall indemnify, and advance Expenses to, Indemnitee (a) as provided in this Agreement and (b) otherwise to the maximum extent permitted by Maryland law in effect on the Effective Date and as amended from time to time; provided, however, that no change in Maryland law shall have the effect of reducing the benefits available to Indemnitee hereunder based on Maryland law as in effect on the Effective Date. The rights of Indemnitee provided in this Section 3 shall include, without limitation, the rights set forth in the other sections of this Agreement, including any additional indemnification permitted by the Maryland General Corporation Law (the "MGCL"), including, without limitation, Section 2-418 of the MGCL.

Section 4.   Standard for Indemnification. If, by reason of service in Indemnitee's Corporate Status, Indemnitee is, or is threatened to be, made a party to any Proceeding, the Company shall indemnify Indemnitee against all judgments, penalties, fines and amounts paid in settlement and all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with any such Proceeding unless it is established by clear and convincing evidence that (a) the act or omission of Indemnitee was material to the matter giving rise to the Proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) Indemnitee actually received an improper personal benefit in money, property or services or (c) in the case of any criminal Proceeding, Indemnitee had reasonable cause to believe that Indemnitee's act or omission was unlawful.

Section 5.   Certain Limits on Indemnification. Notwithstanding any other provision of this Agreement (other than Section 6), Indemnitee shall not be entitled to:

(a)   indemnification hereunder if the Proceeding was one by or in the right of the Company and Indemnitee is adjudged, in a final adjudication of the Proceeding not subject to further appeal, to be liable to the Company;

(b)   indemnification hereunder if Indemnitee is adjudged, in a final adjudication of the Proceeding not subject to further appeal, to be liable on the basis that personal benefit in money, property or services was improperly received in any Proceeding charging improper personal benefit to Indemnitee, whether or not involving action in Indemnitee's Corporate Status; or

(c)   indemnification or advance of Expenses hereunder if the Proceeding was brought by Indemnitee, unless: (i) the Proceeding was brought to enforce indemnification under this Agreement, and then only to the extent in accordance with and as authorized by Section 12 of this Agreement, or (ii) the Company's charter or bylaws, a resolution of the stockholders entitled to vote generally in the election of directors or of the Board of Directors or an agreement approved by the Board of Directors to which the Company is a party expressly provide otherwise.

Section 6.   <u>Court-Ordered Indemnification</u>. Notwithstanding any other provision of this Agreement, a court of appropriate jurisdiction, upon application of Indemnitee and such notice as the court shall require, may order indemnification of Indemnitee by the Company in the following circumstances:

(a)   if such court determines that Indemnitee is entitled to reimbursement under Section 2-418(d)(1) of the MGCL, the court shall order indemnification, in which case Indemnitee shall also be entitled to recover the Expenses of securing such reimbursement; or

(b)   if such court determines that Indemnitee is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not Indemnitee (i) has met the standards of conduct set forth in Section 2-418(b) of the MGCL or (ii) has been adjudged liable for receipt of an improper personal benefit under Section 2-418(c) of the MGCL, the court may order such indemnification as the court shall deem proper without regard to any limitation on such court-ordered indemnification contemplated by Section 2-418(d)(2)(ii) of the MGCL.

Section 7.   <u>Indemnification for Expenses of an Indemnitee Who is Wholly or Partially Successful</u>. Notwithstanding any other provision of this Agreement, and without limiting any such provision, to the extent that Indemnitee was or is, by reason of service in Indemnitee's Corporate Status, made a party to (or otherwise becomes a participant in) any Proceeding and is successful, on the merits or otherwise, in the defense of such Proceeding, the Company shall indemnify Indemnitee for all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify Indemnitee under this Section 7 for all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with each such claim, issue or matter, allocated on a reasonable and proportionate basis. For purposes of this Section 7 and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

Section 8.   <u>Advance of Expenses for Indemnitee</u>. If, by reason of service in Indemnitee's Corporate Status, Indemnitee is, or is threatened to be, made a party to any Proceeding, the Company shall, without requiring a preliminary determination of Indemnitee's ultimate entitlement to indemnification hereunder, advance all Expenses incurred by or on behalf of Indemnitee in connection with such Proceeding. The Company shall make such advance of incurred Expenses within ten days after the receipt by the Company of a statement or statements requesting such advance from time to time, whether prior to or after final disposition of such Proceeding, which advance may be in the form of, in the reasonable discretion of Indemnitee (but without duplication), (a) payment of such Expenses directly to third parties on behalf of Indemnitee, (b) advance of funds to Indemnitee in an amount sufficient to pay such Expenses or

(c) reimbursement to Indemnitee for Indemnitee's payment of such Expenses. Such statement or statements shall reasonably evidence the Expenses incurred by Indemnitee and shall include or be preceded or accompanied by a written affirmation by Indemnitee and a written undertaking by or on behalf of Indemnitee, in substantially the form attached hereto as Exhibit A or in such form as may be required under applicable law as in effect at the time of the execution thereof. To the extent that Expenses advanced to Indemnitee do not relate to a specific claim, issue or matter in the Proceeding, such Expenses shall be allocated on a reasonable and proportionate basis. The undertaking required by this Section 8 shall be an unlimited general obligation by or on behalf of Indemnitee and shall be accepted without reference to Indemnitee's financial ability to repay such advanced Expenses and without any requirement to post security therefor.

Section 9.   Indemnification and Advance of Expenses as a Witness or Other Participant. Notwithstanding any other provision of this Agreement, if, by reason of service in Indemnitee's Corporate Status, Indemnitee is, or is threatened to be, made a witness or otherwise asked to participate in any Proceeding, whether instituted by the Company or any other person, and to which Indemnitee is not a party, Indemnitee shall be advanced and indemnified against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith within ten days after the receipt by the Company of a statement or statements requesting any such advance or indemnification from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by Indemnitee. In connection with any such advance of Expenses, the Company may require Indemnitee to provide an undertaking and affirmation substantially in the form attached hereto as Exhibit A or in such form as may be required under applicable law as in effect at the time of execution thereof.

Section 10.   Procedure for Determination of Entitlement to Indemnification.

(a)   To obtain indemnification under this Agreement, Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to Indemnitee and is reasonably necessary or appropriate to determine whether and to what extent Indemnitee is entitled to indemnification. Indemnitee may submit one or more such requests from time to time and at such time(s) as Indemnitee deems appropriate in Indemnitee's sole discretion. The officer of the Company receiving any such request from Indemnitee shall, promptly upon receipt of such a request for indemnification, advise the Board of Directors in writing that Indemnitee has requested indemnification.

(b)   Upon written request by Indemnitee for indemnification pursuant to Section 10(a) above, a determination, if required by applicable law, with respect to Indemnitee's entitlement thereto shall promptly be made in the specific case: (i) if a Change in Control has occurred, by Independent Counsel, in a written opinion to the Board of Directors, a copy of which shall be delivered to Indemnitee, which Independent Counsel shall be selected by Indemnitee and approved by the Board of Directors in accordance with Section 2-418(e)(2)(ii) of the MGCL, which approval shall not be unreasonably withheld; or (ii) if a Change in Control has not occurred, (A) by a majority vote of the Disinterested Directors or by the majority vote of a group of Disinterested Directors designated by the Disinterested Directors to make the determination, (B) if Independent Counsel has been selected by the Board of Directors in accordance with Section 2-418(e)(2)(ii) of the MGCL and approved by Indemnitee, which approval shall not be unreasonably withheld or delayed, by Independent Counsel, in a written opinion to the Board of Directors, a copy of which shall be delivered to Indemnitee or (C) if so directed by the Board of Directors, by the stockholders of the Company, other than directors or officers who are parties to the Proceeding. If it is so determined that Indemnitee is entitled to indemnification, the Company shall make payment to Indemnitee within ten days after such determination. Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary or appropriate to such determination in the discretion of the Board of Directors or Independent Counsel if retained pursuant to clause (ii)(B) of this Section 10(b). Any Expenses incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to Indemnitee's entitlement to indemnification) and the Company shall indemnify and hold Indemnitee harmless therefrom.

(c)   The Company shall pay the reasonable fees and expenses of Independent Counsel, if one is appointed.

Section 11.   <u>Presumptions and Effect of Certain Proceedings</u>.

(a)   In making any determination with respect to entitlement to indemnification hereunder, the person or persons (including any court having jurisdiction over the matter) making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has submitted a request for indemnification in accordance with Section 10(a) of this Agreement, and the Company shall have the burden of overcoming that presumption in connection with the making of any determination contrary to that presumption.

(b)   The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, upon a plea of *nolo contendere* or its equivalent, or entry of an order of probation prior to judgment, does not create a presumption that Indemnitee did not meet the requisite standard of conduct described herein for indemnification.

(c)   The knowledge and/or actions, or failure to act, of any other director, officer, employee or agent of the Company or any other director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of any other foreign or domestic corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise shall not be imputed to Indemnitee for purposes of determining any other right to indemnification under this Agreement.

Section 12.   <u>Remedies of Indemnitee</u>.

(a)   If (i) a determination is made pursuant to Section 10(b) of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) advance of Expenses is not timely made pursuant to Sections 8 or 9 of this Agreement, (iii) no determination of entitlement to indemnification shall have been made pursuant to Section 10(b) of this Agreement within 60 days after receipt by the Company of the request for indemnification, (iv) payment of indemnification is not made pursuant to Sections 7 or 9 of this Agreement within ten days after receipt by the Company of a written request therefor, or (v) payment of indemnification pursuant to any other section of this Agreement or the charter or bylaws of the Company is not made within ten days after a determination has been made that Indemnitee is entitled to indemnification, Indemnitee shall be entitled to an adjudication in an appropriate court located in the State of Maryland, or in any other court of competent jurisdiction, or in an arbitration conducted by a single arbitrator pursuant to the Commercial Arbitration Rules of the American Arbitration Association, of Indemnitee's entitlement to indemnification or advance of Expenses. Indemnitee shall commence a proceeding seeking an adjudication or an award in arbitration within 180 days following the date on which Indemnitee first has the right to commence such proceeding pursuant to this Section 12(a); provided, however, that the foregoing clause shall not apply to a proceeding brought by Indemnitee to enforce Indemnitee's rights under Section 7 of this Agreement. Except as set forth herein, the provisions of Maryland law (without regard to its

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conflicts of laws rules) shall apply to any such arbitration. The Company shall not oppose Indemnitee's right to seek any such adjudication or award in arbitration.

(b)   In any judicial proceeding or arbitration commenced pursuant to this Section 12, Indemnitee shall be presumed to be entitled to indemnification or advance of Expenses, as the case may be, under this Agreement and the Company shall have the burden of proving that Indemnitee is not entitled to indemnification or advance of Expenses, as the case may be. If Indemnitee commences a judicial proceeding or arbitration pursuant to this Section 12, Indemnitee shall not be required to reimburse the Company for any advances pursuant to Section 8 of this Agreement until a final determination is made with respect to Indemnitee's entitlement to indemnification (as to which all rights of appeal have been exhausted or lapsed). The Company shall, to the fullest extent not prohibited by law, be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 12 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Company is bound by all of the provisions of this Agreement.

(c)   If a determination shall have been made pursuant to Section 10(b) of this Agreement that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to this Section 12, absent a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, in connection with the request for indemnification that was not disclosed in connection with the determination.

(d)   In the event that Indemnitee is successful in seeking, pursuant to this Section 12, a judicial adjudication of or an award in arbitration to enforce Indemnitee's rights under, or to recover damages for breach of, this Agreement, Indemnitee shall be entitled to recover from the Company, and shall be indemnified by the Company for, any and all Expenses actually and reasonably incurred by Indemnitee in such judicial adjudication or arbitration. If it shall be determined in such judicial adjudication or arbitration that Indemnitee is entitled to receive part but not all of the indemnification or advance of Expenses sought, the Expenses incurred by Indemnitee in connection with such judicial adjudication or arbitration shall be appropriately prorated.

(e)   Interest shall be paid by the Company to Indemnitee at the maximum rate allowed to be charged for judgments under the Courts and Judicial Proceedings Article of the Annotated Code of Maryland for amounts which the Company pays or is obligated to pay for the period (i) commencing with either the tenth day after the date on which the Company was requested to advance Expenses in accordance with Sections 8 or 9 of this Agreement or the 60th day after the date on which the Company was requested to make the determination of entitlement to indemnification under Section 10(b) of this Agreement, as applicable, and (ii) ending on the date such payment is made to Indemnitee by the Company.

Section 13.   Defense of the Underlying Proceeding.

(a)   Indemnitee shall notify the Company promptly in writing upon being served with any summons, citation, subpoena, complaint, indictment, request or other document relating to any Proceeding which may result in the right to indemnification or the advance of Expenses hereunder and shall include with such notice, to the extent available to Indemnitee, a description of the nature of the Proceeding and a summary of the facts underlying the Proceeding. The failure to give any such notice shall not disqualify Indemnitee from the right, or otherwise affect in any manner any right of Indemnitee, to indemnification or the advance of Expenses under this Agreement unless the Company's ability to defend in such Proceeding or to obtain proceeds under any insurance policy is materially and adversely prejudiced thereby, and then only to the extent the Company is thereby actually so prejudiced.

(b)   Subject to the provisions of the last sentence of this Section 13(b) and of Section 13(c) below, the Company shall have the right to defend Indemnitee in any Proceeding which may give rise to indemnification hereunder; provided, however, that the Company shall notify Indemnitee of any such decision to defend within 15 calendar days following receipt of notice of any such Proceeding under Section 13(a) above. The Company shall not, without the prior written consent of Indemnitee, which shall not be unreasonably withheld or delayed, consent to the entry of any judgment against Indemnitee or enter into any settlement or compromise with respect to Indemnitee which (i) includes an admission of fault of Indemnitee, (ii) does not include, as an unconditional term thereof, the full release of Indemnitee from all liability in respect of such Proceeding, which release shall be in form and substance reasonably satisfactory to Indemnitee, or (iii) would impose any Expense, judgment, fine, penalty or limitation on Indemnitee. This Section 13(b) shall not apply to a Proceeding brought by Indemnitee under Section 12 of this Agreement.

(c)   Notwithstanding the provisions of Section 13(b) above, if in a Proceeding to which Indemnitee is a party by reason of Indemnitee's Corporate Status, (i) Indemnitee reasonably concludes, based upon an opinion of counsel approved by the Company, which approval shall not be unreasonably withheld or delayed, that Indemnitee may have separate defenses or counterclaims to assert with respect to any issue which may not be consistent with other defendants in such Proceeding, (ii) Indemnitee reasonably concludes, based upon an opinion of counsel approved by the Company, which approval shall not be unreasonably withheld or delayed, that an actual or apparent conflict of interest or potential conflict of interest exists between Indemnitee and the Company, or (iii) if the Company fails to assume the defense of such Proceeding in a timely manner, Indemnitee shall be entitled to be represented by separate legal counsel of Indemnitee's choice, subject to the prior approval of the Company, which approval shall not be unreasonably withheld or delayed, at the expense of the Company. In addition, if the Company fails to comply with any of its obligations under this Agreement or in the event that the Company or any other person takes any action to declare this Agreement void or unenforceable, or institutes any Proceeding to deny or to recover from Indemnitee the benefits intended to be provided to Indemnitee hereunder, Indemnitee shall have the right to retain counsel of Indemnitee's choice, subject to the prior approval of the Company, which approval shall not be unreasonably withheld or delayed, at the expense of the Company (subject to Section 12(d) of this Agreement), to represent Indemnitee in connection with any such matter.

Section 14.   Non-Exclusivity; Survival of Rights; Subrogation.

(a)   The rights of indemnification and advance of Expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the charter or bylaws of the Company, any agreement or a resolution of the stockholders entitled to vote generally in the election of directors or of the Board of Directors, or otherwise. Unless consented to in writing by Indemnitee, no amendment, alteration or repeal of the charter or bylaws of the Company, this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in Indemnitee's Corporate Status prior to such amendment, alteration or repeal, regardless of whether a claim with respect to such action or inaction is raised prior or subsequent to such amendment, alteration or repeal. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right or remedy shall be cumulative and in addition to every other right or remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion of any right or remedy hereunder, or otherwise, shall not prohibit the concurrent assertion or employment of any other right or remedy.

(b)   The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by Angel Oak Companies, LP, a Delaware limited partnership, and certain of its affiliates (collectively, the "Sponsor Indemnitors"). The Company hereby agrees (i) that, as between the Company and the Sponsor Indemnitors, the Company is the indemnitor of first resort (*i.e.,* its obligations to Indemnitee are primary and any obligation of the Sponsor Indemnitors to advance Expenses or to provide indemnification for the same Expenses or liabilities incurred by Indemnitee are secondary), (ii) that the Company shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the charter or bylaws of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Sponsor Indemnitors, and (iii) that the Company irrevocably waives, relinquishes and releases the Sponsor Indemnitors from any and all claims against the Sponsor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Sponsor Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Sponsor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Sponsor Indemnitors are express third party beneficiaries of the terms of this Section 14.

(c)   In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

Section 15.   <u>Insurance</u>.

(a)   The Company will use its reasonable best efforts to acquire and maintain directors and officers liability insurance, on terms and conditions deemed appropriate by the Board of Directors, with the advice of counsel, covering Indemnitee or any claim made against Indemnitee by reason of service in Indemnitee's Corporate Status and covering the Company for any indemnification or advance of Expenses made by the Company to Indemnitee for any claims made against Indemnitee by reason of service in Indemnitee's Corporate Status. In the event of a Change in Control, the Company shall maintain in force any and all directors and officers liability insurance policies that were maintained by the Company immediately prior to the Change in Control for a period of six years with the insurance carrier or carriers and through the insurance broker in place at the time of the Change in Control; provided, however, (i) if the carriers will not offer the same policy and an expiring policy needs to be replaced, a policy substantially comparable in scope and amount shall be obtained and (ii) if any replacement insurance carrier is necessary to obtain a policy substantially comparable in scope and amount, such insurance carrier shall have an AM Best rating that is the same or better than the AM Best rating of the existing insurance carrier; provided, further, however, in no event shall the Company be required to expend in the aggregate in excess of 250% of the annual premium or premiums paid by the Company for directors and officers liability insurance in effect on the date of the Change in Control. In the event that 250% of the annual premium paid by the Company for such existing directors and officers liability insurance is insufficient for such coverage, the Company shall spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

(b)   Without in any way limiting any other obligation under this Agreement, the Company shall indemnify Indemnitee for any payment by Indemnitee which would otherwise be indemnifiable hereunder arising out of the amount of any deductible or retention and the amount of any excess of the aggregate of all judgments, penalties, fines, settlements and Expenses incurred by Indemnitee in connection with a Proceeding over the coverage of any insurance referred to in Section 15(a). The purchase, establishment and maintenance of any such insurance shall not in any way limit or affect the rights or obligations of the Company or Indemnitee under this Agreement except as expressly provided herein, and the execution and delivery of this Agreement by the Company and Indemnitee shall not in any way limit or affect the rights or obligations of the Company under any such insurance policies. If, at the time the Company receives notice from any source of a Proceeding to which Indemnitee is a party or a participant (as a witness or otherwise) and the Company has director and officer liability insurance in effect, the Company shall give prompt notice of such Proceeding to the insurers in accordance with the procedures set forth in the respective policies.

(c)   The Indemnitee shall reasonably cooperate with the Company or any insurance carrier of the Company with respect to any Proceeding.

Section 16.   <u>Coordination of Payments</u>. The Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable or payable or reimbursable as Expenses hereunder if and to the extent that Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

Section 17.   <u>Contribution</u>. If the indemnification provided in this Agreement is unavailable in whole or in part and may not be paid to Indemnitee for any reason, other than for failure to satisfy the standard of conduct set forth in Section 4 or due to the provisions of Section 5, then, with respect to any Proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such Proceeding), to the fullest extent permissible under applicable law, the Company, in lieu of indemnifying and holding harmless Indemnitee, shall pay, in the first instance, the entire amount incurred by Indemnitee, whether for Expenses, judgments, penalties, fines and/or amounts paid or to be paid in settlement, in connection with any Proceeding without requiring Indemnitee to contribute to such payment, and the Company hereby waives and relinquishes any right of contribution it may have at any time against Indemnitee.

Section 18.   <u>Reports to Stockholders</u>. To the extent required by the MGCL, the Company shall report in writing to its stockholders the payment of any amounts for indemnification of, or advance of Expenses to, Indemnitee under this Agreement arising out of a Proceeding by or in the right of the Company with the notice of the meeting of stockholders of the Company next following the date of the payment of any such indemnification or advance of Expenses or prior to such meeting.

Section 19.   <u>Duration of Agreement; Binding Effect</u>.

(a)   This Agreement shall continue until and terminate on the later of (i) the date that Indemnitee shall have ceased to serve as a director, officer, employee or agent of the Company or as a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of any other foreign or domestic corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving in such capacity at the request of the Company and (ii) the date that Indemnitee is no longer subject to any actual or possible Proceeding (including any rights of appeal thereto and any Proceeding commenced by Indemnitee pursuant to Section 12 of this Agreement).

(b)   The indemnification and advance of Expenses provided by, or granted pursuant to, this Agreement shall be binding upon and be enforceable by the parties hereto and their respective successors and assigns (including any direct or indirect successor by purchase,

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merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent of the Company or a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of any other foreign or domestic corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving in such capacity at the request of the Company, and shall inure to the benefit of Indemnitee and Indemnitee's spouse, assigns, heirs, devisees, executors and administrators and other legal representatives.

(c)   The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all or a substantial part, of the business and/or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

(d)   The Company and Indemnitee agree that a monetary remedy for breach of this Agreement, at some later date, may be inadequate, impracticable and difficult of proof, and further agree that such breach may cause Indemnitee irreparable harm. Accordingly, the parties hereto agree that Indemnitee may enforce this Agreement by seeking injunctive relief and/or specific performance hereof, without any necessity of showing actual damage or irreparable harm and that by seeking injunctive relief and/or specific performance, Indemnitee shall not be precluded from seeking or obtaining any other relief to which Indemnitee may be entitled. Indemnitee shall further be entitled to such specific performance and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, without the necessity of posting bonds or other undertakings in connection therewith. The Company acknowledges that, in the absence of a waiver, a bond or undertaking may be required of Indemnitee by a court, and the Company hereby waives any such requirement of such a bond or undertaking.

Section 20.   Severability. If any provision or provisions of this Agreement shall be held to be invalid, void, illegal or otherwise unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any Section, paragraph or sentence of this Agreement containing any such provision held to be invalid, void, illegal or otherwise unenforceable that is not itself invalid, void, illegal or otherwise unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; (b) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (c) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any Section, paragraph or sentence of this Agreement containing any such provision held to be invalid, void, illegal or otherwise unenforceable, that is not itself invalid, void, illegal or otherwise unenforceable) shall be construed so as to give effect to the intent manifested thereby.

Section 21.   Counterparts. This Agreement may be executed in one or more counterparts, (delivery of which may be by facsimile, or via e-mail as a portable document format (.pdf) or other electronic format), each of which will be deemed to be an original, and it will not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one such counterpart. One such counterpart signed by the party against whom enforceability is sought shall be sufficient to evidence the existence of this Agreement.

Section 22. <u>Headings</u>. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

Section 23. <u>Modification and Waiver</u>. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor, unless otherwise expressly stated, shall such waiver constitute a continuing waiver.

Section 24. <u>Notices</u>. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if (i) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, on the day of such delivery, or (ii) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed:

(a)   If to Indemnitee, to the address set forth on the signature page hereto.

(b)   If to the Company, to:

Angel Oak Mortgage REIT, Inc.
3344 Peachtree Road NE, Suite 1725
Atlanta, Georgia 30326

or to such other address as may have been furnished in writing to Indemnitee by the Company or to the Company by Indemnitee, as the case may be.

Section 25. <u>Governing Law</u>. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Maryland, without regard to its conflicts of laws rules.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

ANGEL OAK MORTGAGE REIT, INC.

By: _____
                                Name:
                                Title:

INDEMNITEE:

_____
                                Name:
                                Address:

[Signature Page to Indemnification Agreement]

EXHIBIT A

AFFIRMATION AND UNDERTAKING TO REPAY EXPENSES ADVANCED

To: The Board of Directors of Angel Oak Mortgage REIT, Inc.

Re: Affirmation and Undertaking

Ladies and Gentlemen:

This Affirmation and Undertaking is being provided pursuant to that certain Indemnification Agreement dated the _____day of _____, 20____, by and between Angel Oak Mortgage REIT, Inc., a Maryland corporation (the "Company"), and the undersigned Indemnitee (the "Indemnification Agreement"), pursuant to which I am entitled to advance of Expenses in connection with **[Description of Proceeding]** (the "Proceeding").

Terms used herein and not otherwise defined shall have the meanings specified in the Indemnification Agreement.

I am subject to the Proceeding by reason of my Corporate Status or by reason of alleged actions or omissions by me in such capacity. I hereby affirm my good faith belief that at all times, insofar as I was involved as **[a director] [and] [an executive officer]** of the Company, in any of the facts or events giving rise to the Proceeding, I (1) did not act with bad faith or active or deliberate dishonesty, (2) did not receive any improper personal benefit in money, property or services and (3) in the case of any criminal proceeding, had no reasonable cause to believe that any act or omission by me was unlawful.

In consideration of the advance by the Company for Expenses incurred by me in connection with the Proceeding (the "Advanced Expenses"), I hereby agree that if, in connection with the Proceeding, it is established that (1) an act or omission by me was material to the matter giving rise to the Proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty or (2) I actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, I had reasonable cause to believe that the act or omission was unlawful, then I shall promptly reimburse the portion of the Advanced Expenses relating to the claims, issues or matters in the Proceeding as to which the foregoing findings have been established.

IN WITNESS WHEREOF, I have executed this Affirmation and Undertaking on this ___day of _____, 20____.

Name: _____

Exhibit 10.33

ANGEL OAK MORTGAGE REIT, INC.
POLICY ON RECOUPMENT OF INCENTIVE COMPENSATION

Introduction

The Compensation Committee (the "Compensation Committee") of the Board of Directors (the "Board") of Angel Oak Mortgage REIT, Inc. (the "Company") has adopted this Policy on Recoupment of Incentive Compensation (this "Policy"), which provides for the recoupment of compensation in certain circumstances in the event of a restatement of financial results by the Company. This Policy shall be interpreted to comply with the requirements of U.S. Securities and Exchange Commission ("SEC") rules and New York Stock Exchange ("NYSE") listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

Administration

This Policy shall be administered by the Compensation Committee. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, in all cases consistent with the Dodd-Frank Act. The Board or Compensation Committee may amend this Policy from time to time in its discretion.

Covered Executives

This Policy applies to any current or former "executive officer," within the meaning of Rule 10D-1 under the Securities Exchange Act of 1934, as amended, of the Company or a subsidiary of the Company (each such individual, an "Executive"). This Policy shall be binding and enforceable against all Executives and their beneficiaries, executors, administrators, and other legal representatives.

Recoupment Upon Financial Restatement

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "Financial Restatement"), the Compensation Committee shall cause the Company to recoup from each Executive, as promptly as reasonably possible, any erroneously awarded Incentive-Based Compensation, as defined below.

No-Fault Recovery

Recoupment under this Policy shall be required regardless of whether the Executive or any other person was at fault or responsible for accounting errors that contributed to the need for the Financial Restatement or engaged in any misconduct.

Compensation Subject to Recovery; Enforcement

This Policy applies to all compensation granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the Company's financial statements or included in a filing with the SEC, including stock price and total shareholder return ("TSR"), including but not limited to performance-based cash, stock, options or other equity-based awards paid or granted to the Executive ("Incentive-Based Compensation"). Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as base salary, restricted stock or options with time- based vesting, or a bonus awarded solely at the discretion of the Board or Compensation Committee and not based on the attainment of any financial measure, is not subject to this Policy.

In the event of a Financial Restatement, the amount to be recovered will be the excess of (i) the Incentive-Based Compensation received by the Executive during the Recovery Period (as defined below) based on the erroneous data and calculated without regard to any taxes paid or withheld, over (ii) the Incentive-Based Compensation that would have been received by the Executive had it been calculated based on the restated financial information, as determined by the Compensation Committee. For purposes of this Policy, "Recovery Period" means the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Financial Restatement, as determined in accordance with the last sentence of this paragraph, or any transition period that results from a change in the Company's fiscal year (as set forth in Section 303A.14(c)(1)(i)(D) of the NYSE Listed Company Manual). The date on which the Company is required to prepare a Financial Restatement is the earlier to occur of (A) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

For Incentive-Based Compensation based on stock price or TSR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Compensation Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received and the Company shall document the determination of that estimate and provide it to the NYSE.

Incentive-Based Compensation is considered to have been received by an Executive in the fiscal year during which the applicable financial reporting measure was attained or purportedly

2

attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

The Company may use any legal or equitable remedies that are available to the Company to recoup any erroneously awarded Incentive-Based Compensation, including but not limited to by collecting from the Executive cash payments or shares of Company common stock or by forfeiting any amounts that the Company owes to the Executive. Executives shall be solely responsible for any tax consequences to them that result from the recoupment or recovery of any amount pursuant to this Policy, and the Company shall have no obligation to administer the Policy in a manner that avoids or minimizes any such tax consequences.

No Indemnification

The Company shall not indemnify any Executive or pay or reimburse the premium for any insurance policy to cover any losses incurred by such Executive under this Policy or any claims relating to the Company's enforcement of rights under this Policy.

Exceptions

The compensation recouped under this Policy shall not include Incentive-Based Compensation received by an Executive (i) prior to beginning service as an Executive or (ii) if he or she did not serve as an Executive at any time during the performance period applicable to the Incentive- Based Compensation in question. The Compensation Committee (or a majority of independent directors serving on the Board) may determine not to seek recovery from an Executive in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive-Based Compensation and providing corresponding documentation of such attempt to the NYSE) or (B) recovery would likely cause the Company's 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Other Remedies Not Precluded

The exercise by the Compensation Committee of any rights pursuant to this Policy shall be without prejudice to any other rights or remedies that the Company, the Board or the Compensation Committee may have with respect to any Executive subject to this Policy, whether arising under applicable law (including pursuant to Section 304 of the Sarbanes-Oxley Act of 2002), regulation or pursuant to the terms of any other policy of the Company, employment agreement, equity award, cash incentive award or other agreement applicable to an Executive.
Notwithstanding the foregoing, there shall be no duplication of recovery of the same compensation under this Policy and any other such rights or remedies.

Acknowledgment

To the extent required by the Compensation Committee, each Executive shall be required to sign and return to the Company the acknowledgement form attached hereto as Exhibit A pursuant to which such Executive will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Executive shall be fully bound by, and must comply with, the Policy, whether or not such Executive has executed and returned such acknowledgment form to the Company.

Effective Date and Applicability

This Policy has been adopted by the Compensation Committee on November 1, 2023, and shall apply to any Incentive-Based Compensation that is received by an Executive on or after October 2, 2023.

Adopted: November 1, 2023; Amended/Reviewed: null

EXHIBIT A

POLICY ON RECOUPMENT OF INCENTIVE COMPENSATION ACKNOWLEDGEMENT FORM

Capitalized terms used but not otherwise defined in this Acknowledgement Form (this "*Acknowledgement Form*") shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges, confirms and agrees that the undersigned: (i) has received and reviewed a copy of the Policy; (ii) is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Company; and (iii) will abide by the terms of the Policy, including, without limitation, by reasonably promptly returning any recoverable compensation to the Company as required by the Policy, as determined by the Compensation Committee in its sole discretion.

Sign: __ Name: [Employee]

Date: __

Exhibit 21.1

Subsidiaries of Angel Oak Mortgage REIT, Inc. [1]

Angel Oak Mortgage OP GP, LLC (a Delaware limited liability company)
Angel Oak Mortgage Operating Partnership, LP (a Delaware limited partnership)
Angel Oak Mortgage REIT TRS, LLC (a Delaware limited liability company)
AOMI SPV LLC (a Delaware limited liability company)
Angel Oak Mortgage Fund TRS (a Delaware statutory trust)
AOMT II, LLC (a Delaware limited liability company) [2]
AOMR-REO, LLC (a Delaware limited liability company)

[1] In accordance with Item 601(b)(21)(ii) of Regulation S-K the names of four subsidiaries have been omitted.

[2] AOMT II, LLC is the depositor with respect to four securitization trusts that are not listed in this exhibit, but we are required to consolidate the assets and liabilities of these trusts under U.S. generally accepted accounting principles for financial reporting purposes.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-257196) on Form S-8 of our reports dated March 15, 2024, with respect to the consolidated financial statements of Angel Oak Mortgage REIT, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Atlanta, Georgia
March 15, 2024

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sreeniwas Prabhu, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2023 of Angel Oak Mortgage REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2024

/s/ Sreeniwas Prabhu
Sreeniwas Prabhu
Chief Executive Officer and President

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brandon Filson, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2023 of Angel Oak Mortgage REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2024

/s/ Brandon Filson
Brandon Filson
Chief Financial Officer and Treasurer

EXHIBIT 32.1

CERTIFICATION
Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Angel Oak Mortgage REIT, Inc. (the "Company") for the annual period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sreeniwas Prabhu, as Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2024

/s/ Sreeniwas Prabhu
Sreeniwas Prabhu
Chief Executive Officer and President

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 , as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 10-K or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference to any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.1 is expressly and specifically incorporated by reference in any such filing.

EXHIBIT 32.2

CERTIFICATION
Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Angel Oak Mortgage REIT, Inc. (the "Company") for the annual period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brandon Filson, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2024

/s/ Brandon Filson

Brandon Filson
Chief Financial Officer and Treasurer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 , as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 10-K or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference to any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.2 is expressly and specifically incorporated by reference in any such filing.